Form 10-K, Exhibit 13
period 1996-12-31
ANSYS INC
filed 1997-03-26
CIK 1013462

                                                                    EXHIBIT 13.1

                       1996 ANNUAL REPORT TO STOCKHOLDERS



FINANCIAL  Highlights

                                                                            Year Ended December 31,
                                                    --------------------------------------------------------------------------
                                                                                    Pro Forma      Predecessor    Predecessor
                                                    The Company    The Company    Combined/(1)/       Company         Company
(in thousands, except per share data)                      1996           1995            1994           1993            1992
-----------------------------------------------------------------------------------------------------------------------------
Revenue                                                 $47,066       $ 39,616         $32,823        $31,604         $30,458
Operating income                                          3,674          1,360           2,307          7,648           9,703
Net income (loss)                                         1,304         (1,580)            257          8,120          10,472
Net income (loss) per share after
     extraordinary item                                     .07           (.17)             --        --           --
Weighted average number
     of common and common
     equivalent shares outstanding                       15,087         12,262              --        --           --
Total assets                                            $43,431       $ 42,921         $44,669        $26,205         $32,719
Working capital                                          14,691          3,196           1,822         16,135          13,999
Long-term obligations                                        --         33,204          37,696          3,401           2,694
Redeemable preferred stock                                   --          4,892           4,447             --              --
Stockholders' equity                                     32,974        (10,028)         (7,985)        19,515          25,919
-----------------------------------------------------------------------------------------------------------------------------

/(1)/ The results of operations of the Predecessor Company for the two and one-half months ended March 13, 1994 have been combined with the results of operations of the Company for the nine and one-half months ended December 31, 1994 by adding corresponding items without adjustment. This computation, which is reflected as pro forma combined for 1994, was done to permit useful comparison between the years presented.

[GRAPH]

A bar chart entitled "Total Revenues (in millions of dollars)" at the bottom left of page 1 of the Annual Report shows that for the fiscal years 1992, 1993, 1994, 1995 and 1996 (shown below each bar) the Company had total revenue (shown above each bar) in the respective amounts provided in the table entitled "Financial Highlights" on page 1 of the Annual Report.


                                                               ANSYS, Inc.    1

                 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

Overview

ANSYS, Inc. (the "Company") is a leading international supplier of analysis and engineering software for optimizing the design of new products. The Company is committed to providing the most open and flexible analysis solutions to suit customer requirements for engineering software in today's competitive marketplace. In addition, the Company partners with leading design software suppliers to develop state-of-the-art computer-aided design ("CAD") integrated products. A global network of ANSYS Support Distributors ("ASDs") provides sales, support and training for customers. Additionally, the Company distributes its ANSYS/AutoFEA(TM) product through its global network of ASDs as well as a network of independent distributors and dealers (value-added resellers or "VARs") who support sales of ANSYS/AutoFEA(TM) to end users throughout the world. The following discussion should be read in conjunction with the audited consolidated financial statements and notes thereto included elsewhere in this report.

On March 14, 1994, the Company acquired substantially all of the assets of Swanson Analysis Systems, Inc. ("Swanson Analysis") for approximately $48.0 million in cash (the "1994 Acquisition"). The 1994 Acquisition was funded through the incurrence of $28.0 million of senior secured indebtedness (the "1994 Loan") and $15.0 million of Subordinated Notes (the "Subordinated Notes") and the issuance of $4.0 million of 10% Redeemable Preferred Stock (the "Redeemable Preferred Stock") and approximately $1.0 million of Common Stock. The indebtedness and preferred stock issued to finance the 1994 Acquisition were repaid and redeemed with a portion of the net proceeds from the Company's initial public offering, which was effective June 20, 1996.

For purposes of the following discussions and analysis, the results of operations of Swanson Analysis for the two and one-half months ended March 13, 1994 have been combined with the results of operations of the Company for the nine and one-half months ended December 31, 1994, by adding corresponding items without adjustment. This computation, which is reflected as pro forma combined for 1994, was done to permit useful comparison between the results for 1996, 1995 and 1994.

                                       Year Ended December 31,
                                   ------------------------------
                                     The        The     Pro Forma
                                   Company    Company    Combined
(in thousands)                       1996       1995       1994
-----------------------------------------------------------------
Revenue:
     Software licenses             $37,013     $32,604    $28,294
     Maintenance and service        10,053       7,012      4,529
-----------------------------------------------------------------
         Total revenue              47,066      39,616     32,823
-----------------------------------------------------------------
Cost of sales:
     Software licenses               3,051       3,331      3,795
     Maintenance and service         2,337       1,572        893
-----------------------------------------------------------------
         Total cost of sales         5,388       4,903      4,688
-----------------------------------------------------------------
Gross profit                        41,678      34,713     28,135
-----------------------------------------------------------------
Operating expenses:
     Selling and marketing           9,722       7,526      4,509
     Research and development        9,796       8,329      6,759
     Amortization                   10,774      10,641      8,720
     General and administrative      7,712       6,857      5,840
-----------------------------------------------------------------
         Total operating expenses   38,004      33,353     25,828
-----------------------------------------------------------------
Operating income                     3,674       1,360      2,307
Interest expense                    (1,669)     (3,983)    (3,153)
Other income                           611         250        186
-----------------------------------------------------------------
Income (loss) before
     income taxes                    2,616      (2,373)      (660)
Income tax provision (benefit)         969        (793)      (917)
-----------------------------------------------------------------
Net income (loss) before
     extraordinary item              1,647      (1,580)       257
Extraordinary item, net               (343)         --         --
-----------------------------------------------------------------
Net income (loss)                  $ 1,304     $(1,580)   $   257
-----------------------------------------------------------------

Results of Operations

Year Ended December 31, 1996 Compared to Year Ended December 31, 1995

Revenue. The Company's revenue increased 18.8% for 1996 to $47.1 million from $39.6 million for 1995. This increase was attributable principally to increased domestic and international sales of paid-up licenses and increased maintenance and service revenue, both of which resulted primarily from the Company's increased marketing emphasis, market acceptance of new product releases and broader customer usage of maintenance and support services in response to accelerated frequency of product releases and the Company's increased emphasis on marketing its maintenance services.



14    ANSYS, Inc.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
--------------------------------------------------------------------------------


Software license revenue increased 13.5% for 1996 to $37.0 million from $32.6 million for 1995, resulting principally from increased sales of paid-up licenses in domestic and international markets. Revenue from sales of paid-up licenses increased 35.2% for 1996 to $19.6 million from $14.5 million for 1995. The Company's paid-up license revenue reflected recognition of substantial revenue from several large contracts that were formalized during 1996 from customers such as General Electric, 3M, Pratt & Whitney and Fiat Avio. The Company believes that large contracts of this type may reflect an increasing demand for enterprise-wide software solutions from certain of the Company's customers, which, if continued, may increase the volatility of the Company's revenues and profit from period to period. The Company also experienced a 3.9% decrease in lease license revenue to $17.4 million for 1996 from $18.1 million for 1995. This decrease was attributable to an increase in noncancellable annual leases, for which a portion of the annual license fee is recognized as paid-up revenue upon inception of the lease. The remaining portion is recognized as maintenance revenue ratably over the remaining lease period. Additionally, the decrease is partially attributable to the conversion of certain lease licenses to paid-up licenses in 1996. Maintenance and service revenue increased 43.4% for 1996 to $10.1 million from $7.0 million for 1995, as a result of a substantial increase in the sale of paid-up licenses, reduction in the warranty period, and broader customer usage of maintenance and support services.

Of the Company's total revenue for 1996, approximately 50.6% and 49.4%, respectively, were attributable to domestic and international sales, as compared to 47.3% and 52.7%, respectively, for 1995.

Cost of Sales and Gross Profit. The Company's total cost of sales increased 9.9% to $5.4 million for 1996 from $4.9 million for 1995, representing 11.4% and 12.4% of total revenue, respectively. The Company's cost of sales for software license revenue decreased 8.4% for 1996 to $3.1 million, or 8.2% of software license revenue, from $3.3 million, or 10.2% of software license revenue, for 1995. The decrease was due primarily to a reduction of expenses through lower headcount, cost controls and implementation of a more efficient multi-platform development environment for the Company's product releases and was partially offset by increased royalty fees. The Company's cost of sales for maintenance and service revenue was $2.3 million and $1.6 million, or 23.2% and 22.4% of maintenance and service revenue, for 1996 and 1995, respectively. This 48.7% increase in 1996 compared to 1995 reflects an increase in headcount, consulting fees and royalties.

As a result of the foregoing, the Company's gross profit increased 20.1% to $41.7 million for 1996 from $34.7 million for 1995.

Selling and Marketing. Selling and marketing expenses increased 29.2% for 1996 to $9.7 million, or 20.7% of total revenue, from $7.5 million, or 19.0% of total revenue, for 1995. This planned growth was attributable principally to increased personnel costs, including costs associated with increased headcount and compensation expenses related to building a sales and marketing organization, as well as increased commissions associated with increased revenue and increased advertising costs.

Research and Development. Research and development expenses increased 17.6% for 1996 to $9.8 million, or 20.8% of total revenue, from $8.3 million, or 21.0% of total revenue, for 1995. This increase resulted primarily from employment of additional staff and independent contractors to develop and enhance the Company's products, including a dedicated team working on the development of the Company's DesignSpace(TM) product, costs associated with quality assurance and additional depreciation expense related to equipment purchases made to implement and enhance a multi-platform development environment.

Amortization. Amortization expense was $10.8 million in 1996 and $10.6 million in 1995. This amortization expense resulted principally from the 1994 Acquisition and relates to intangible assets, including goodwill, which are being amortized from the date of the 1994 Acquisition, March 14, 1994. The unamortized portion of the goodwill and capitalized software acquired in connection with the 1994 Acquisition will be fully amortized in the first quarter of 1997.

General and Administrative. General and administrative expenses increased 12.5% for 1996 to $7.7 million, or 16.4% of total revenue, from $6.9 million, or 17.3% of total revenue, for 1995. The increase is attributable to the addition of administrative support services, such as computerized order fulfillment and corporate-wide information technology systems, to support the Company's future operations. In addition, the Company also incurred expenses related to increasing the allowance for bad debt, as well as the addition of personnel, and accounting and legal costs to support the operations of a publicly owned company.

Interest. Interest expense decreased 58.1% for 1996 to $1.7 million from $4.0 million for 1995. This decrease was attributable to the early repayment of the 1994 Loan and the Subordinated Notes with the net proceeds from the initial public offering in June 1996.



                                                               ANSYS, Inc.    15

                 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------


Other Income. Other income increased for 1996 to $611,000 as compared to $250,000 for 1995. Approximately $331,000 of this increase was related to the repayment of a note receivable and related past-due interest, which had previously been determined by the Company to be uncollectible.

Income Tax Provision (Benefit). The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." The Company's effective rate of taxation was 37.0% for 1996, as compared to 33.4% for 1995. These percentages are less than the federal and state combined statutory rate of approximately 39.0% due primarily to the utilization of research and experimentation credits.

Net Income (Loss). The Company's net income before extraordinary item in 1996 was $1.6 million compared to a net loss of $1.6 million in 1995. The net income including the extraordinary item in 1996 was $1.3 million. Net income per share increased to $.07 in 1996 as compared to a net loss per share of ($.17) in 1995. The increase in net income per share is attributable to the increase in net income, as well as the elimination of the preferred stock dividends due to the redemption of the Redeemable Preferred Stock, which occurred at the time of the Company's initial public offering in June 1996. The weighted average common and common equivalent shares used in computing per common shares amounts have increased to 15,087,000 in 1996 from 12,262,000 in 1995, primarily as a result of the initial public offering.


Year Ended December 31, 1995 Compared to Pro Forma Combined Year Ended December 31, 1994

Revenue. The Company's revenue increased 20.7% for 1995 to $39.6 million from $32.8 million for 1994. This increase was attributable principally to increased domestic and international sales of paid-up licenses, offset partially by lower sales of lease licenses, and to increased maintenance and service revenue. These increases resulted primarily from the Company's increased marketing emphasis, market acceptance of new product releases and related broader customer usage of maintenance and support services in response to accelerated frequency of product releases and the Company's increased emphasis on marketing its maintenance services.

Software license revenue increased 15.2% for 1995 to $32.6 million from $28.3 million for 1994. Revenue from sales of paid-up licenses increased 52.6% for 1995 to $14.5 million from $9.5 million for 1994, while lease license revenue declined 3.7% for 1995 to $18.1 million from $18.8 million for 1994. A portion of the growth in revenue from paid-up licenses was due to a reduction in the warranty period, effective in the second half of 1995. This reduction in the warranty period resulted in a lesser amount of the initial paid-up license fees being deferred to future periods. Maintenance and service revenue increased 54.8% for 1995 to $7.0 million from $4.5 million for 1994, as a result of a substantial increase in the sale of paid-up licenses, reduction in the warranty period and broader customer usage of maintenance and support services. A substantial portion of this increase was due to increased maintenance revenue.

Of the Company's total revenue for 1995, approximately 47.3% and 52.7%, respectively, were attributable to domestic and international sales, as compared to 47.2% and 52.8%, respectively, for 1994.

Cost of Sales and Gross Profit. The Company's total cost of sales increased 4.6% for 1995 to $4.9 million, or 12.4% of total revenue, from $4.7 million, or 14.3% of total revenue, for 1994. The Company's cost of sales for software license revenue decreased 12.2% for 1995 to $3.3 million, or 10.2% of software license revenue, from $3.8 million, or 13.4% of software license revenue, for 1994. This decrease was primarily due to a reduction in expenses through lower headcount and cost controls and implementation of a more efficient multi-platform development environment for the Company's product releases. The Company's cost of sales for maintenance and service revenue increased 76.0% for 1995 to $1.6 million, or 22.4% of maintenance and service revenue, from $893,000, or 19.7% of maintenance and service revenue, for 1994. This increase resulted primarily from increased staffing to support anticipated demand for customer services.

As a result of the foregoing, the Company's gross profit increased 23.4% to $34.7 million for 1995 from $28.1 million for 1994.

Selling and Marketing. Selling and marketing expenses increased 66.9% for 1995 to $7.5 million, or 19.0% of total revenue, from $4.5 million, or 13.7% of total revenue, for 1994. The increase in selling and marketing expenses resulted primarily from increased personnel costs, including costs associated with increased headcount and compensation expenses related to the establishment of a sales force to support the Company's distribution network, as well as increased commissions associated with increased revenue.


16    ANSYS, Inc.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

Research and Development. Research and development expenses increased 23.2% for 1995 to $8.3 million, or 21.0% of total revenue, from $6.8 million, or 20.6% of total revenue, for 1994. This increase resulted primarily from employment of additional staff and independent contractors to develop and enhance the Company's products, including a dedicated team working on the development of the Company's DesignSpace(TM) product, costs associated with quality assurance and equipment costs to implement an enhanced multi-platform development environment.

Amortization. Amortization expense was $10.6 million for 1995 and $8.7 million for 1994. This amortization expense resulted from the 1994 Acquisition and relates primarily to intangible assets, including goodwill, which are being amortized from the date of the 1994 Acquisition, March 14, 1994. The unamortized portion of the goodwill and capitalized software acquired in connection with the 1994 Acquisition will be fully amortized in the first quarter of 1997.

General and Administrative. General and administrative expenses increased 17.4% for 1995 to $6.9 million, or 17.3% of total revenue, from $5.8 million, or 17.8% of total revenue, for 1994. This increase resulted primarily from the employment of additional staff as well as an increase in accounting and legal expenses in support of the Company's increased level of operations. The Company has maintained a relatively stable headcount while adding administrative support services, such as computerized order fulfillment and corporate-wide information technology systems, to support its future operations.

Interest. Interest expense increased 26.3% for 1995 to $4.0 million from $3.2 million for 1994. This increase resulted from interest on indebtedness incurred to finance the 1994 Acquisition for the full year of 1995 as compared to nine and one-half months in 1994, as well as an increase in the weighted average interest rate to 9.6% for 1995 from 8.4% for 1994.

Income Tax Benefit. The income tax benefit decreased to $793,000 for 1995 from $917,000 for 1994. For the portion of 1994 prior to the 1994 Acquisition, the Company's predecessor was taxed as an S Corporation and as such was not subject to federal or state income taxes. Excluding this period, the effective tax rates were 33.4% for 1995 and 33.9% for 1994. These percentages are less than the federal and state combined statutory rate of approximately 39.0% due primarily to the utilization of research and experimentation credits.

Net Loss. As a result of the foregoing, the Company reported a net loss of $1.6 million in 1995, compared to net income of $257,000 in 1994.

Liquidity and Capital Resources

As of December 31, 1996, the Company had cash and cash equivalents of $17.1 million and working capital of $14.7 million, as compared to cash and cash equivalents of $8.1 million and working capital of $3.2 million at December 31, 1995. The improvement in the working capital position was primarily due to the net proceeds of $41.1 million received from the Company's initial public offering on June 25, 1996. The proceeds from the offering were used to repay the 1994 Loan and the Subordinated Notes, including accrued and unpaid interest, and retire all of the Company's outstanding Redeemable Preferred Stock, including accumulated dividends. Previously, the Company also had available a $1.0 million revolving line of credit with a commercial bank under a credit facilities agreement. During the second quarter of 1996, the Company elected to terminate the line of credit.

The Company's operating activities provided cash of $13.5 million for 1996, $10.8 million for 1995 and $9.1 million for 1994. The increase in cash flow from operations in 1996 as compared to 1995 and 1994 is the result of increased earnings before the effect of depreciation and amortization, as well as improved management of working capital.

Cash used in investing activities was $2.6 million for 1996, $2.0 million for 1995 and $48.2 million for 1994. The Company's use of cash in 1996 and 1995 was substantially related to capital expenditures. The Company's use of cash in 1994 was primarily to fund the 1994 Acquisition and, to a lesser extent for capital expenditures. The Company expects to spend approximately $4.5 million for capital expenditures in 1997, principally for the acquisition of furniture and equipment for the new corporate office facility, as well as computer hardware and software to support the continued growth of the Company's development activities and expansion of its global sales and support infrastructure.

Financing activities used cash of $1.9 million and $5.0 million for 1996 and 1995, respectively, and provided cash of $42.6 million for 1994. Cash provided from financing activities for 1996 was due primarily to the net proceeds of $41.1 million received from the Company's initial public offering on June 25, 1996. Cash used for financing activities for 1996 was principally for the repayment of the 1994 Loan and Subordinated Notes, payment of related unpaid interest and the redemption of the Redeemable Preferred Stock and accumulated dividends. Cash used for 1995 and 1994 was the result of principal repayments made on the 1994 Loan. Cash provided from financing activities for 1994 was due primarily to bank borrowings and the issuance of debt and equity securities related to the 1994 Acquisition.

                                                               ANSYS, Inc.    17

                 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

The Company believes that existing cash and cash equivalent balances, together with cash generated from operations, will be sufficient to meet the Company's working capital and capital expenditure requirements through at least the next fiscal year. The Company's cash requirements in the future may also be financed through additional equity or debt financings. There can be no assurance that such financing can be obtained on favorable terms, if at all.

Important Factors Regarding Future Results

Information provided by the Company, including information contained in this Annual Report to Shareholders, or its spokespersons may from time to time contain forward-looking statements concerning projected financial performance, market and industry segment growth, product development and commercialization or other aspects of future operations. Such statements will be based on the assumptions and expectations of the Company's management at the time such statements are made. The Company cautions investors that its performance (and, therefore, any forward-looking statement) is subject to risks and uncertainties. Various important factors, including but not limited to the following, may cause the Company's future results to differ materially from those projected in any forward-looking statement.

Potential Fluctuations in Operating Results. The Company may experience significant fluctuations in future quarterly operating results. Fluctuations may be caused by many factors, including the timing of new product releases or product enhancements by the Company or its competitors; the size and timing of individual orders, including a fluctuation in the demand for large contracts; software errors or other product quality problems; competition and pricing; customer order deferrals in anticipation of new products or product enhancements; reduction in demand for the Company's products; changes in operating expenses; mix of software license and maintenance and service revenue; personnel changes and general economic conditions. A substantial portion of the Company's operating expenses is related to personnel, facilities and marketing programs. The level of personnel and personnel expenses cannot be adjusted quickly and is based, in significant part, on the Company's expectation for future revenues. The Company does not typically experience significant order backlog. Further, the Company has often recognized a substantial portion of its revenue in the last month of a quarter, with this revenue frequently concentrated in the last weeks or days of a quarter. As a result, product revenues in any quarter are substantially dependent on orders booked and shipped in the latter part of that quarter, and revenues for any future quarter are not predictable with any significant degree of accuracy.

Stock Market Volatility. Market prices for securities of software companies have generally been volatile. In particular, the market price of the Company's common stock has been and may continue to be subject to significant fluctuations as a result of factors affecting the Company and software industry or the securities markets in general.

In addition, a large percentage of the Company's common stock is held by institutional investors. Consequently, actions with respect to the Company's common stock by certain of these institutional investors could have a significant impact on the market price for the stock.

Rapidly Changing Technology; New Products; Risk of Product Defects. The markets for the Company's products are generally characterized by rapidly changing technology and frequent new product introductions that can render existing products obsolete or unmarketable. A major factor in the Company's future success will be its ability to anticipate technological changes and to develop and introduce in a timely manner enhancements to its existing products and new products to meet those changes. If the Company is unable to introduce new products and respond to industry changes on a timely basis, its business, financial condition and results of operations could be materially adversely affected. The introduction and marketing of new or enhanced products require the Company to manage the transition from existing products in order to minimize disruption in customer purchasing patterns. There can be no assurance that the Company will be successful in developing and marketing, on a timely basis, new products or product enhancements, that its new products will adequately address the changing needs of the marketplace, or that it will successfully manage the transition from existing products. Software products as complex as those offered by the Company may contain undetected errors or failures when first introduced or as new versions are released, and the likelihood of errors is increased as a result of the Company's commitment to accelerating the frequency of its product releases. There can be no assurance that errors will not be found in new or enhanced products after commencement of commercial shipments. Any of these problems may result in the loss of or delay in market acceptance, diversion of development resources, damage to the Company's reputation, or increased service or warranty costs, any of which could have a materially adverse effect upon the Company's business, financial condition and results of operations.

Dependence on Distributors. The Company distributes its products principally through its global network of 36 independent, regional ASDs. The ASDs sell ANSYS products and other noncompeting products to new and existing customers, expand installations within their existing customer base, offer


18    ANSYS, Inc.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

consulting services and provide the first line of ANSYS technical support. The ASDs have more immediate contact with most customers who use ANSYS software than does the Company. Consequently, the Company is highly dependent on the efforts of the ASDs. Difficulties in ongoing relationships with ASDs, such as delays in collecting accounts receivable, ASDs' failure to meet performance criteria or to promote the Company's products as aggressively as the Company expects, and differences in the handling of customer relationships, could adversely affect the Company's performance. Additionally, the loss of any major ASD for any reason, including an ASD's decision to sell competing products rather than ANSYS products, could have a materially adverse effect on the Company. Moreover, the Company's future success will depend substantially on the ability and willingness of its ASDs to continue to dedicate the resources necessary to promote the Company's products and to support a larger installed base of the Company's products. If the ASDs are unable or unwilling to do so, the Company may be unable to sustain revenue growth.

Competition. The CAD, computer-aided engineering ("CAE") and computer-aided manufacturing ("CAM") markets are intensely competitive. In the traditional CAE market, the Company's primary competitors include MacNeal-Schwendler Corporation, Hibbitt, Karlsson and Sorenson, Inc. and MARC Analysis Research Corporation. The Company also faces competition from smaller vendors of specialized analysis applications in fields such as computational fluid dynamics. In addition, certain integrated CAD suppliers such as Parametric Technology Corporation and Structural Dynamics Research Corporation provide varying levels of design analysis and optimization and verification capabilities as part of their product offerings.

The entrance of new competitors would be likely to intensify competition in all or a portion of the overall CAD, CAE and CAM market. Some of the Company's current and possible future competitors have greater financial, technical, marketing and other resources than the Company, and some have well established relationships with current and potential customers of the Company. It is also possible that alliances among competitors may emerge and rapidly acquire significant market share or that competition will increase as a result of software industry consolidation. Increased competition may result in price reductions, reduced profitability and loss of market share, any of which would materially adversely affect the Company's business, financial condition and results of operations.

Dependence on Senior Management and Key Technical Personnel. The Company is highly dependent upon the ability and experience of its senior executives and its key technical and other management employees. Although the Company has entered into employment agreements with two executives, the loss of these, or any of the Company's other key employees, could adversely affect the Company's ability to conduct its operations.

Risks Associated with International Activities. A significant portion of the Company's business comes from outside the United States. Risks inherent in the Company's international business activities include imposition of government controls, export license requirements, restrictions on the export of critical technology, political and economic instability, trade restrictions, changes in tariffs and taxes, difficulties in staffing and managing international operations, longer accounts receivable payment cycles and the burdens of complying with a wide variety of foreign laws and regulations. Effective copyright and trade secret protection may not be available in every foreign country in which the Company sells its products. The Company's business, financial condition and results of operations could be materially adversely affected by any of these risks.

Dependence on Proprietary Technology. The Company's success is highly dependent upon its proprietary technology. The Company does not have patents on any of its technology and relies on contracts and the laws of copyright and trade secrets to protect its technology. Although the Company maintains a trade secrets program, enters into confidentiality agreements with its employees and distributors and limits access to and distribution of its software, documentation and other proprietary information, there can be no assurance that the steps taken by the Company to protect its proprietary technology will be adequate to prevent misappropriation of its technology by third parties, or that third parties will not be able to develop similar technology independently. Although the Company is not aware that any of its technology infringes upon the rights of third parties, there can be no assurance that other parties will not assert technology infringement claims against the Company, or that, if asserted, such claims will not prevail.

Increased Reliance on Perpetual Licenses. The Company has historically maintained stable recurring revenue from the sale of time-based licenses for its software products. Recently, the Company has experienced an increase in customer preference for perpetual licenses that involve payment of a single up-front fee and that are more typical in the computer software industry. Although lease license revenue currently represents a significant portion of the Company's software license fee revenue, to the extent that perpetual license revenue increases as a percent of total software license fee revenue, the Company's revenue in any period will increasingly depend on sales completed during that period.


                                                               ANSYS, Inc.    19

                                               REPORT OF INDEPENDENT ACCOUNTANTS
--------------------------------------------------------------------------------


To the Board of Directors of ANSYS, Inc. and Subsidiaries:

We have audited the accompanying consolidated balance sheets of ANSYS, Inc.
and Subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years ended December 31, 1996 and 1995 and for the period from March 14, 1994 (date of acquisition) through December 31, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ANSYS, Inc. and Subsidiaries as of December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for the years ended December 31, 1996 and 1995 and for the period from March 14, 1994 (date of acquisition) through December 31, 1994, in conformity with generally accepted accounting principles.


/s/ Coopers & Lybrand L.L.P.


Pittsburgh, Pennsylvania
February 7, 1997



20    ANSYS, Inc.

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------

                                                                                                    December 31,   December 31,
(in thousands, except share data)                                                                           1996           1995
-------------------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
     Cash and cash equivalents                                                                           $17,069       $  8,091
     Accounts receivable, less allowance for doubtful accounts of $950 in 1996 and
         $700 in 1995                                                                                      7,307          7,666
     Refundable and prepaid income taxes                                                                      --          1,497
     Other current assets                                                                                    350            439
     Deferred income taxes                                                                                   422            356
-------------------------------------------------------------------------------------------------------------------------------
             Total current assets                                                                         25,148         18,049
     Securities available for sale                                                                           673             --
     Property and equipment, net                                                                           4,334          3,164
     Capitalized software costs, net of accumulated amortization of $14,328
         in 1996 and $9,179 in 1995                                                                        1,174          6,206
     Goodwill, net of accumulated amortization of $13,652 in 1996 and
         $8,762 in 1995                                                                                    1,019          5,909
     Other intangibles, net                                                                                1,756          2,807
     Deferred income taxes                                                                                 9,327          6,786
-------------------------------------------------------------------------------------------------------------------------------
             Total assets                                                                                $43,431       $ 42,921
-------------------------------------------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
     Accounts payable                                                                                    $   486       $    639
     Accrued bonuses                                                                                       2,281          1,952
     Other accrued expenses and liabilities                                                                1,701          2,140
     Accrued income taxes payable                                                                            677             --
     Accrued interest payable on subordinated debt                                                            --          1,155
     Customer prepayments                                                                                  1,447            972
     Deferred revenue                                                                                      3,865          2,995
     Current portion of long-term debt                                                                        --          5,000
-------------------------------------------------------------------------------------------------------------------------------
             Total current liabilities                                                                    10,457         14,853
Long-term debt, less current portion including amounts due to related parties of $17,204 in 1995              --         33,204
-------------------------------------------------------------------------------------------------------------------------------
             Total liabilities                                                                            10,457         48,057
Redeemable preferred stock, $.01 par value, 800 shares authorized; 412 shares issued
     and outstanding; at liquidation value, including accrued dividends of $773 in 1995                       --          4,892
Stockholders' equity (deficit):
     Preferred stock, $.01 par value; 2,000,000 shares authorized in 1996                                     --             --
     Common stock, $.01 par value; 50,000,000 and 15,000,000 shares authorized in 1996
         and 1995; 16,228,985 and 10,626,000 shares issued in 1996 and 1995                                  162            106
     Class A common stock, $.01 par value; nonvoting, 2,000,000 shares authorized;
         993,750 shares issued and outstanding in 1995                                                        --             10
     Additional paid-in capital                                                                           35,755          1,351
     Adjustment for predecessor basis                                                                         --         (7,010)
     Less treasury stock, at cost: 71,600 shares held in 1996 and 54,850 held in 1995                        (12)           (10)
     Retained earnings (deficit)                                                                          (3,073)        (4,141)
     Unrealized appreciation in securities available for sale, net                                           444             --
     Notes receivable from stockholders                                                                     (302)          (334)
-------------------------------------------------------------------------------------------------------------------------------
             Total stockholders' equity                                                                   32,974        (10,028)
-------------------------------------------------------------------------------------------------------------------------------
                 Total liabilities, preferred stock and common stockholders' equity                      $43,431       $ 42,921
-------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.



ANSYS, Inc.    21

                                           CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------

                                                                 Period March 14
                                                                              to
(in thousands, except per share data)   1996         1995      December 31, 1994
--------------------------------------------------------------------------------
Revenue:
        Software licenses              $37,013      $32,604             $22,310
        Maintenance and service         10,053        7,012               3,944
--------------------------------------------------------------------------------
                 Total revenue          47,066       39,616              26,254
--------------------------------------------------------------------------------

Cost of sales:
        Software licenses                3,051        3,331               3,034
        Maintenance and service          2,337        1,572                 709
--------------------------------------------------------------------------------
                 Total cost of sales     5,388        4,903               3,743
--------------------------------------------------------------------------------

Gross profit                            41,678       34,713              22,511

Operating expenses:
        Selling and marketing            9,722        7,526               3,836
        Research and development         9,796        8,329               5,410
        Amortization                    10,774       10,641               8,420
        General and administrative       7,712        6,857               4,606
--------------------------------------------------------------------------------
                 Total operating
                  expenses              38,004       33,353              22,272
--------------------------------------------------------------------------------

Operating income                         3,674        1,360                 239

Interest expense                        (1,669)      (3,983)             (3,091)
Other income                               611          250                 146
--------------------------------------------------------------------------------

Income (loss) before income tax
        provision (benefit) and
        extraordinary item               2,616       (2,373)             (2,706)

Income tax provision (benefit)             969         (793)               (917)
--------------------------------------------------------------------------------

Net income (loss) before
 extraordinary item                      1,647       (1,580)             (1,789)

Extraordinary item, net                   (343)          --                  --
--------------------------------------------------------------------------------

Net income (loss)                      $ 1,304      $(1,580)            $(1,789)
--------------------------------------------------------------------------------

Net income (loss) applicable
 to common stock:
        Net income (loss)              $ 1,304      $(1,580)            $(1,789)
        Redeemable preferred stock
         dividends                        (236)        (445)               (327)
--------------------------------------------------------------------------------
                                       $ 1,068      $(2,025)            $(2,116)

Net income (loss) per common share:
        Net income (loss) before
         extraordinary item            $   .09      $  (.17)            $  (.19)
        Extraordinary item                (.02)          --                  --
        Net income (loss)              $   .07      $  (.17)            $  (.19)
Shares used in computing per common
 share amounts                          15,087       12,262              11,459
--------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

22  ANSYS, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

--------------------------------------------------------------------------------

                                                                                                                   Period March 14
                                                                                                                                to
(in thousands)                                                                        1996              1995     December 31, 1994
----------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
     Net income (loss)                                                              $  1,304           $(1,580)           $ (1,789)
     Adjustments to reconcile net income (loss) to net
       cash provided by operating activities:
         Depreciation and amortization                                                11,911            11,458               8,606
         Extraordinary item                                                              553                --                  --
         Deferred income tax benefit                                                  (2,836)           (2,115)             (1,491)
         Provision for bad debts                                                         250                50                 150
         Unrealized loss on foreign exchange                                              --                --                   5
     Change in operating assets and liabilities,
      net of effects of acquisition:
         Accounts receivable                                                             108            (1,981)                 58
         Income taxes                                                                  2,174              (450)               (920)
         Other current assets                                                             89               534               1,109
         Accounts payable, accrued expenses and
          liabilities and customer prepayments                                          (942)            3,816                 523
         Deferred revenue                                                                870             1,034                  82
----------------------------------------------------------------------------------------------------------------------------------
           Net cash provided by operating activities                                  13,481            10,766               6,333
----------------------------------------------------------------------------------------------------------------------------------

Cash flows from investing activities:
     Purchase of Swanson Analysis Systems, Inc., including related
      acquisition costs of $273, net of cash acquired of $427                             --                --             (46,846)
     Capital expenditures                                                             (2,544)           (1,937)               (795)
     Capitalization of internally developed software costs                              (117)              (19)                 --
     Other assets                                                                         --                --                (179)
     Notes receivable from stockholders                                                   32               (21)                 --
----------------------------------------------------------------------------------------------------------------------------------
           Net cash used in investing activities                                      (2,629)           (1,977)            (47,820)
----------------------------------------------------------------------------------------------------------------------------------

Cash flows from financing activities:
     Proceeds from long-term debt                                                         --                --              28,000
     Payments on long-term debt                                                      (21,000)           (5,000)             (2,000)
     Proceeds from issuance of restricted stock                                          326                12                 112
     Proceeds from issuance of preferred and common stock                                 --                --               5,150
     Proceeds from exercise of stock options                                             119                --                  --
     Proceeds from issuance of subordinated notes                                         --                --              15,450
     Repayment of subordinated notes                                                 (17,204)               --                  --
     Redemption of preferred stock and accumulated dividends                          (5,128)               --                  --
     Proceeds from initial public offering, net of issuance
      costs of $1,300                                                                 41,015                --                  --
     Debt issuance costs                                                                  --                --                (925)
     Purchase of treasury stock                                                           (2)              (10)                 --
----------------------------------------------------------------------------------------------------------------------------------
           Net cash (used in) provided by financing activities                        (1,874)           (4,998)             45,787
----------------------------------------------------------------------------------------------------------------------------------
Net increase in cash and cash equivalents                                              8,978             3,791               4,300
Cash and cash equivalents, beginning of period                                         8,091             4,300                  --
----------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                                            $ 17,069           $ 8,091            $  4,300
----------------------------------------------------------------------------------------------------------------------------------
Supplemental disclosures of cash flow information:
     Cash paid during the period for:
         Interest                                                                   $  2,848           $ 2,568            $  1,677
         Income taxes                                                                  1,636             1,826               1,545
Supplemental noncash investing and financing activities:
     Deferred interest notes issued for interest in arrears on
      subordinated notes                                                                  --               508               1,246
     Restricted stock purchased with notes to stockholders                                --                --                 314
     Increase in securities available for sale                                           673                --                  --
----------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.


                                                                ANSYS, Inc.   23

                                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

--------------------------------------------------------------------------------

                                                                             Class A
                                                   Common Stock            Common Stock        Additional
                                               --------------------    ---------------------     Paid-In
(in thousands)                                   Shares    Amount        Shares     Amount       Capital
-----------------------------------------------------------------------------------------------------------
Balance, March 14, 1994                              --
Initial company capitalization                   10,000     $100            --         --       $   900
Adjustment for predecessor basis                     --       --            --         --            --
Issuance of Class A common stock                     --       --           300       $  3            27
Issuance of restricted stock                        626        6           664          7           413
Dividends accrued on redeemable
    preferred stock                                  --       --            --         --            --
Loans to facilitate purchase
    of restricted stock                              --       --            --         --            --
Net loss for the period                              --       --            --         --            --
-----------------------------------------------------------------------------------------------------------
Balance, December 31, 1994                       10,626      106           964         10         1,340
Treasury stock acquired                              --       --            --         --            --
Issuance of Class A common stock                     --       --            30         --            11
Dividends accrued on redeemable
    preferred stock                                  --       --            --         --            --
Loans to facilitate purchase
    of restricted stock                              --       --            --         --            --
Net loss for the period                              --       --            --         --            --
-----------------------------------------------------------------------------------------------------------
Balance, December 31, 1995                       10,626      106           994         10         1,351
Treasury stock acquired                              --       --            --         --            --
Issuance of restricted stock                        136        1            --         --           325
Conversion of Class A shares into
    common stock                                    994       10          (994)       (10)           --
Issuance of common stock                          3,500       35            --         --        40,980
Reinstatement of adjustment
    for predecessor basis                            --       --            --         --        (7,010)
Unrealized appreciation in securities, net           --       --            --         --            --
Exercise of stock options                           973       10            --         --           109
Dividends accrued on redeemable
    preferred stock                                  --       --            --         --            --
Repayment of notes receivable
    from stockholder                                 --       --            --         --            --
Net income for the period                            --       --            --         --            --
-----------------------------------------------------------------------------------------------------------
Balance, December 31, 1996                       16,229     $162            --        $--       $35,755
-----------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.


24   ANSYS, Inc.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

--------------------------------------------------------------------------------

                                                          Unrealized
                                                        Appreciation            Notes
Adjustment for         Treasury Stock      Retained    in Securities       Receivable               Total
   Predecessor     -------------------     Earnings        Available             from       Stockholders'
         Basis      Shares     Amount     (Deficit)         for Sale     Stockholders              Equity
---------------------------------------------------------------------------------------------------------
           --           --         --           --                --              --                   --
           --           --         --           --                --              --             $  1,000
      $(7,010)          --         --           --                --              --               (7,010)
           --           --         --           --                --              --                   30
           --           --         --           --                --              --                  426

           --           --         --      $  (327)               --              --                 (327)

           --           --         --           --                --           $(314)                (314)
           --           --         --       (1,789)               --              --               (1,789)
---------------------------------------------------------------------------------------------------------
       (7,010)          --         --       (2,116)               --            (314)              (7,984)
           --           55       $(10)          --                --              --                  (10)
           --           --         --           --                --              --                   11

           --           --         --         (445)               --              --                 (445)

           --           --         --           --                --             (20)                 (20)
           --           --         --       (1,580)               --              --               (1,580)
---------------------------------------------------------------------------------------------------------
       (7,010)          55        (10)      (4,141)               --            (334)             (10,028)
           --           17         (2)          --                --              --                   (2)
           --           --         --           --                --              --                  326

           --           --         --           --                --              --                   --
           --           --         --           --                --              --               41,015

        7,010           --         --           --                --              --                   --
           --           --         --           --              $444              --                  444
           --           --         --           --                --              --                  119

           --           --         --         (236)               --              --                 (236)

           --           --         --           --                --              32                   32
           --           --         --        1,304                --              --                1,304
---------------------------------------------------------------------------------------------------------
    $      --           72       $(12)     $(3,073)             $444           $(302)            $ 32,974
---------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.


                                                                ANSYS, Inc.  25

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


1. Organization and Initial Public Offering:

ANSYS, Inc. (the "Company"), formerly SAS Holdings, Inc., is a holding company incorporated on January 12, 1994 for the purpose of acquiring through its subsidiary, SAS Acquisition Corp. (Acquisition), substantially all of the assets and technology, and the assumption of certain liabilities of Swanson Analysis Systems, Inc. (the "1994 Acquisition"). The Company, through its operating subsidiaries, develops, markets and supports a family of mechanical computer-aided engineering software products. The Company's products are marketed and sold to many industries throughout the world, including automotive, aerospace and electronics.

Effective June 20, 1996, the Company completed an initial public offering ("IPO") of 3,500,000 shares of Common Stock at $13.00 per share. The net proceeds (after deducting underwriting discounts and commissions and offering expenses) totaled $41.1 million and were used as follows: (i) the repayment of approximately $18.5 million of senior secured indebtedness (the "1994 Loan"), including accrued and unpaid interest; (ii) the repayment of $17.5 million of 10% Subordinated Notes (the "Subordinated Notes") including accrued and unpaid interest and (iii) the redemption of $5.1 million of Redeemable Preferred Stock, including accumulated dividends.

The accompanying financial statements present the Company's consolidated operations and cash flows from the acquisition date of March 14, 1994 through December 31, 1994 and for the years ended December 31, 1995 and 1996.

2. Summary of Significant Accounting Policies:

Principles of Consolidation:

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, ANSYS Operating Corporation, SAS IP, Inc. and ASN Systems Limited. All significant intercompany accounts and transactions have been eliminated in consolidation.

Revenue Recognition:

The Company's revenue recognition policy is in conformance with the American Institute of Certified Public Accountants' Statement of Position 91-1, "Software Revenue Recognition."

The Company's products are sold primarily through distributors, who are resellers with respect to its products. Revenue is derived principally from the licensing of computer software products, either on an annual lease, monthly lease or perpetual basis, and from related maintenance contracts. Revenue from product licensing for perpetual licenses is recognized upon delivery of the product, acceptance by the customer and receipt of a signed contractual obligation provided that no significant Company obligations remain and collection of the receivable is probable. A portion of the license fees from noncancellable annual leases is recognized as paid-up revenue upon inception of the lease. The remaining portion is recognized as maintenance revenue ratably over the remaining lease period. Revenue for monthly lease licenses is recognized monthly as earned because the lease license agreements can be canceled by the customers with 30 days' notice. The portion of the perpetual license and annual lease fees associated with providing the initial warranty is unbundled from the fee and deferred and recognized ratably over the warranty period. Maintenance billed separately is recognized ratably over the term of the agreement. Costs related to maintenance obligations are expensed as incurred.

Revenue from training, support and other services is recognized as the services are performed.

Cash Equivalents:

For the purposes of the consolidated statements of cash flows, the Company considers highly liquid deposits in money market funds to be cash equivalents. Cash equivalents are recorded at cost, which approximates fair value.

Securities Available for Sale:

The Company follows the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," which addresses the classification, accounting and disclosure of investments in debt and equity securities. In accordance with Statement No. 115, the Company has investments in marketable equity securities that have been classified as available-for-sale, and accordingly, are carried at fair value, with the unrealized gains and losses, net of tax, reported in a separate component of stockholders' equity until disposition.

Property and Equipment:

Property and equipment is carried at cost which includes the allocated purchase price for the acquisition. Depreciation is computed by the straight-line method over the estimated useful lives of the various classes of assets, which range from three to ten years. Repairs and maintenance are charged to expense as incurred. Gains or losses from the sale or retirement of property and equipment are included in the results of operations.



26    ANSYS, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


Capitalized Software:
Internally developed computer software costs and costs of product enhancements are capitalized subsequent to the determination of technological feasibility; such capitalization continues until the product becomes available for general release. Amortization of capitalized software costs, both for internally developed as well as for purchased software products, is computed on a product-by-product basis over the estimated economic life of the product which ranges from three years to five years. Amortization is the greater of the amount computed using: (1) the ratio of the current year's gross revenue to the total current and anticipated future gross revenue for that product or (2) the straight-line method over the estimated life of the product.

The Company periodically reviews the carrying value of capitalized software and impairments are recognized in the results of operations when the expected future undiscounted operating cash flow derived from the capitalized software is less than its carrying value.

Research and Development Costs:
Research and development costs are expensed as incurred.

Goodwill and Other Intangible Assets:
Intangible assets consist of the excess of the purchase cost over the fair value of net assets acquired (goodwill), the ANSYS trade name and a noncompete agreement, which are being amortized on the straight-line method over the estimated useful lives of these assets. The Company periodically evaluates the carrying value of goodwill, which is being amortized over three years, based on whether the goodwill is recoverable from expected future undiscounted operating cash flows of the related business. Additionally, the Company periodically reviews the carrying value of other intangible assets and will recognize impairments when the expected future operating cash flow derived from such intangible assets is less than their carrying value.

Debt Issuance Costs:
Debt issuance costs, which were incurred by the Company in connection with the 1994 Acquisition, were deferred and amortized over the term of the related debt (See Note 6). Debt issuance costs have been included in other intangibles on the consolidated balance sheets. As a result of the early repayment of the 1994 Loan with a portion of the net proceeds from its IPO, the Company has written-off the unamortized balance of the debt issuance cost, which has been reflected as an extraordinary item, net of income taxes, in the Consolidated Statement of Operations for the year ended December 31, 1996.

Concentrations of Credit Risk:
The Company invests its cash primarily in deposits and money market funds with commercial banks. The Company has not experienced any losses to date on its invested cash.

The Company has a concentration of credit risk with respect to trade receivables because of the limited number of distributors through which the Company sells its products. The Company performs periodic credit evaluations of its ASDs' financial condition and generally does not require collateral.

During 1996, sales by distributors comprised approximately 96% of the Company's total revenue, with two distributors accounting for approximately 13% and 9% of total revenue. During 1995, sales by distributors comprised approximately 97% of the Company's total revenue, with two distributors accounting for approximately 15% and 10% of total revenue. Sales by distributors comprised approximately 97% of the Company's total revenues for the period March 14, 1994 through December 31, 1994, with two distributors accounting for 18% and 10% of total revenue.

Income Taxes:
Deferred tax assets and liabilities are determined based on temporary differences between the financial statement and the tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Foreign Currency Transactions:

Certain of the Company's sales transactions are denominated in foreign currencies. These transactions are translated to U.S. dollars at the exchange rate on the transaction date. Accounts receivable in foreign currencies at year-end are translated at the effective exchange rate on that date. The unrealized exchange loss or gain resulting from the translation as of year-end is included in the results of operations.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the amounts of revenues and expenses during the reporting periods. Actual results could differ from the estimates.



                                                                ANSYS, Inc.   27

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


Net Income (Loss) Per Share:

Net income (loss) per share is computed using the weighted average number of common and common equivalent shares outstanding during each period. Common equivalent shares are not included in the per share calculations where their inclusion would be antidilutive, except that, in accordance with certain Securities and Exchange Commission (SEC) Staff Accounting Bulletins, common and common equivalent shares issued within 12 months of the IPO date have been included in the calculation as if they were outstanding for all periods prior to June 20, 1996, using the treasury stock method and the IPO price. Such shares totaled 690,680. Common equivalent shares also consist of the common shares issuable upon the exercise of stock options (using the treasury stock method). Primary and fully diluted net income (loss) per share are the same for all periods presented.

Common Stock Split:

In April 1996, the Board of Directors approved an amendment to the Company's Certificate of Incorporation to increase the number of authorized shares of common stock to 50,000,000 and to effect a ten-for-one stock split of the Company's common stock in the form of a stock dividend, paid on or about April 30, 1996. All references in the accompanying consolidated financial statements to share and per share amounts have been retroactively restated to reflect the stock split.

3. Property and Equipment:

Property and equipment consisted of the following:

                            December 31,   December 31,
(in thousands)                      1996           1995
--------------------------------------------------------
Equipment                         $ 3,307         $1,721
Computer software                   1,920          1,557
Furniture                             527            266
Leasehold improvements                828            530
--------------------------------------------------------
                                    6,582          4,074
Less: accumulated depreciation
     and amortization              (2,248)          (910)
--------------------------------------------------------
                                  $ 4,334         $3,164
--------------------------------------------------------

Depreciation expense was approximately $1,137,000 for the year ended December 31, 1996, $877,000 for the year ended December 31, 1995 and $186,000 for the period March 14, 1994 through December 31, 1994.

During January 1996, the Company approved plans to move into new corporate office facilities on or about February 20, 1997 (See Note 14). Accordingly, the Company reduced the estimated useful life of the leasehold improvements maintained on its existing facilities through the anticipated move date. This resulted in an increase in depreciation expense of $162,000 for the year ended December 31, 1996 and $108,000 for the year ended December 31, 1995.

4. Other Intangible Assets:

The components of other intangible assets were as follows:

                                 Estimated
                                    Useful        December 31,     December 31,
(in thousands)                       Lives                1996             1995
-------------------------------------------------------------------------------
Trade names                           10               $ 1,824          $ 1,824
Noncompete agreement                   5                 1,000            1,000
Debt issuance costs                    5                    --              925
Other                                  3                    --              179
-------------------------------------------------------------------------------
                                                         2,824            3,928
Less: accumulated
     amortization                                       (1,068)          (1,121)
-------------------------------------------------------------------------------
                                                       $ 1,756          $ 2,807
-------------------------------------------------------------------------------













5. Securities Available for Sale:

Securities available for sale consisted of the following at December 31, 1996:

                                         Gross           Gross           Gross
                                    Unrealized      Unrealized       Estimated
(in thousands)             Cost          Gains          Losses      Fair Value
------------------------------------------------------------------------------
Long-term:
     Marketable
     equity
     securities            $ --        $   915         $   242         $   673
------------------------------------------------------------------------------
                           $ --        $   915         $   242         $   673
------------------------------------------------------------------------------

The marketable equity securities are subject to a one year lockup agreement, which restricts the sales of any of the securities through August 29, 1997.



28   ANSYS, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


6. Long-Term Debt:

Long-term debt consisted of the following at December 31, 1995:

(in thousands)
-----------------------------------------------------------
Senior term loan                                   $21,000
Subordinated notes                                  15,450
Deferred interest notes                              1,754
-----------------------------------------------------------
                                                    38,204
Less: current portion                               (5,000)
-----------------------------------------------------------
Long-term debt                                     $33,204
-----------------------------------------------------------

As described in Note 1, in connection with the Company's IPO, a portion of the net proceeds were used to repay all of the outstanding principal of the senior secured and subordinated indebtedness, as well as all accrued and unpaid interest.

7. Income Taxes:

The provision (benefit) for income taxes is comprised of the following:

                            Year Ended     Year Ended   Period Ended
                          December 31,   December 31,   December 31,
(in thousands)                    1996           1995           1994
---------------------------------------------------------------------
Current:
     Federal                   $ 2,886        $   680         $   86
     State                         244              5             --
     Foreign                       675            637            488
Deferred:
     Federal                    (2,836)        (2,115)        (1,491)
---------------------------------------------------------------------
     Total                     $   969        $  (793)        $ (917)
---------------------------------------------------------------------

The reconciliation of the federal statutory tax rate to the consolidated effective tax rate is as follows:

                           Year Ended     Year Ended   Period Ended
                         December 31,   December 31,   December 31,
                                 1996           1995           1994
--------------------------------------------------------------------
Federal statutory
     tax rate                   34.0%          34.0%          34.0%
State income
     taxes, net of
     federal benefit             6.1            0.5             --
Research and
     experimentation
     credit                     (3.1)          (1.1)          (0.1)
--------------------------------------------------------------------
                                37.0%          33.4%          33.9%
--------------------------------------------------------------------

The components of net deferred tax assets and liabilities are as follows:

                                          December 31,   December 31,
(in thousands)                                    1996           1995
---------------------------------------------------------------------
Deferred tax assets:
     Goodwill                                  $ 4,148        $ 2,854
     Capitalized software                        5,172          3,884
     Other intangible assets                       370            320
     Allowance for doubtful accounts               323            238
     Accrued expenses and liabilities              234            118
---------------------------------------------------------------------
                                                10,247          7,414









Deferred tax liability:
     Property and equipment                        189            202
     Other                                         309             70
---------------------------------------------------------------------
                                                   498            272
---------------------------------------------------------------------
        Net deferred tax asset                 $ 9,749         $7,142
---------------------------------------------------------------------

Based upon the Company's current and historical taxable income and the anticipated level of future taxable income, management believes it is more likely than not that all of the deferred tax assets will be realized. Accordingly, no valuation allowance has been established against the deferred tax assets.

8. Redeemable Preferred Stock:

As described in Note 1, in connection with the Company's IPO, a portion of the IPO proceeds were used for the full redemption and cancellation of the 412 shares of issued and outstanding redeemable preferred stock, at a liquidation value of $10,000 per share, plus accrued and unpaid dividends, which totaled approximately $1,000,000 at the time of the offering.

9. Stockholders' Equity:

The Company is authorized to issue up to 50,000,000 shares of $.01 par value voting common stock. Upon the closing of the Company's IPO, each Class A share was converted into one share of common stock. Subsequently, the Class A common stock was cancelled.

Certain holders of the Company's common stock have entered into transfer restrictions with the Company. Among other provisions, the agreements restrict the transfer of common stock and allow for repurchase of unvested shares by the Company at the original purchase price, in the event that the restricted shares are offered for sale or upon cessation of employment of the holder with the Company.


                                                                ANSYS, Inc.  29

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


On April 19, 1996, the Board of Directors authorized 2,000,000 shares of undesignated preferred stock issuable in one or more series by the Board of Directors. At December 31, 1996, there were no shares of preferred stock issued or outstanding.

10. Pension and Profit-Sharing Plans:

The Company maintains both a money purchase pension plan and a profit-sharing plan for all qualifying full-time employees. The plans are noncontributory. The pension plan requires the Company to contribute 20% of each participant's compensation annually while the profit-sharing contribution is determined annually by the Board of Directors, subject to a maximum limitation of 5% of eligible compensation.

Pension expense was $1,563,000 for the year ended December 31, 1996, $1,500,000 for the year ended December 31, 1995 and $1,318,000 for the period March 14, 1994 through December 31, 1994. Additionally, profit-sharing expense was $319,000 for the year ended December 31, 1996, $346,000 for the year ended December 31, 1995 and $322,000 for the period March 14, 1994 through December 31, 1994.

11. Noncompete and Employment Agreements:

The Company has entered into noncompete agreements with certain holders of the Company's common stock. The agreements preclude the stockholders from competing either directly or indirectly with the Company for a period ranging from one to three years subsequent to termination.

The Company has entered into employment agreements with the Chief Executive Officer and another senior executive. The terms of the agreements are substantially similar except with respect to minimum annual base salary. In the event the Chief Executive Officer is terminated without cause, his employment agreement provides for severance at the annual rate of $300,000 for the later of a period of one year after termination or when he accepts other employment. In the event the other senior executive is terminated without cause, his employment agreement provides that the Company will continue to pay his base salary of $256,000, subject to specified cost of living increases, through the later of March 14, 1999 or six months from the date of termination. The Chief Executive Officer and the other senior executive are subject to one and three-year restrictions on competition, respectively, with the Company following termination of employment under the circumstances described in each contract.

12. Stock Option and Grant Plans:

The Company has two stock option and grant plans u the 1994 Stock Option and Grant Plan ("1994 Stock Plan") and the 1996 Stock Option and Grant Plan ("1996 Stock Plan"). The 1994 and 1996 Stock Plans authorize the grant of up to 868,110 and 2,250,000 shares, respectively, of the Company's common stock in the form of: (i) incentive stock options ("ISOs"), (ii) nonqualified stock options or
(iii) the issuance or sale of common stock with or without vesting or other restrictions (Stock Grants). Additionally, the 1996 Stock Plan permits the grant of common stock upon the attainment of specified performance goals (Performance Share Awards) and the grant of the right to receive cash dividends with the holders of the common stock as if the recipient held a specified number of shares of the common stock (Dividend Equivalent Rights). No further grants may be made under the 1994 Stock Plan.

The 1994 and 1996 Stock Plans provide that: (i) the exercise price of an ISO must be no less than the fair value of the relevant stock at the date of grant and (ii) the exercise price of an optionee who possesses more than 10% of the total combined voting power of all classes of stock must be no less than 110% of the fair market value of the stock at the time of grant. The Board of Directors has the authority to set expiration dates no longer than ten years from the date of grant (or five years for an optionee who meets the 10% criteria), payment terms and other provisions of each grant. Shares associated with unexercised options or repurchased shares of common stock become available for options or issuances under the 1996 Stock Plan. The Compensation Committee of the Board of Directors may, in its sole discretion, accelerate or extend the date or dates on which all or any particular award or awards granted under the 1994 and 1996 Stock Plans may be exercised or vest. In the event of a merger, liquidation, or the sale of substantially all of the assets of the Company, the Board of Directors has the discretion to accelerate the vesting of the options granted under the 1994 and 1996 Stock Plans, except that options granted to the Chief Executive Officer and Independent Directors as described below vest automatically in such circumstances. In addition, the 1994 and 1996 Stock Plans and the grants issued thereunder terminate upon the effectiveness of any such transaction or event, unless provision is made in connection with such transaction for the assumption of grants theretofore made. Under the 1996 Stock Plan, at the discretion of the Compensation Committee, any option may include a "reload" feature. Such feature allows an optionee exercising an option to receive, in addition to the number of shares of common stock due on the exercise, an additional option with an exercise price equal to the fair market value of the common stock on the date such additional option is granted.


30   ANSYS, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


During 1994, the Company issued 1,289,750 shares of restricted common stock to certain officers, employees and a member of the Board of Directors. In addition, during 1996 and 1995 the Company issued 135,860 and 30,000 shares of restricted common stock to an officer and members of the Board of Directors, respectively. Substantially all shares of restricted stock and all of the options under both the 1994 and 1996 Stock Plans were issued at the estimated market value of the Company's common stock at the time of issuance. The recipients of the restricted stock are required to continue in the employment or service of the Company for periods up to five years after the date of issuance for ownership to vest and provide for repurchase of unvested restricted stock by the Company at the original purchase price in the event of the termination of employment prior to vesting. In addition, 135,860 shares of restricted stock provide for accelerated vesting in the event of a sale of the Company or the attainment of specified valuations for the Company's common stock. Upon termination of employment, the Company repurchased 16,750 and 54,850 shares of restricted stock from employees in 1996 and 1995, respectively.

Restricted stock purchases, grants and option activity under the 1994 and 1996 Stock Plans, and the issuance of 50,000 shares of restricted stock to members of the Board of Directors under separate agreements, are summarized as follows:

1994 Stock Option and Grant Plan:

                                                          Restricted Stock               Stock Options
                                                      ------------------------     --------------------------
                                                        Number       Range of       Number         Range of
(in thousands, except for range of issue price)        of Shares   Issue Price     of Options     Issue Price
-------------------------------------------------------------------------------------------------------------
Outstanding at March 14, 1994 (date of acquisition)          --             --            --               --
Issued/granted                                            1,290       $.01-.40           960     $        .11
Exercised                                                    --             --            --               --
Repurchased/canceled                                         --             --            --               --
-------------------------------------------------------------------------------------------------------------
Outstanding at December 31, 1994                           1,290       .01-.40           960              .11
Issued/granted                                                30           .40           315              .40
Exercised                                                     --            --            --               --
Repurchased/canceled                                         (55)      .01-.40            --               --
-------------------------------------------------------------------------------------------------------------
Outstanding at December 31, 1995                           1,265       .01-.40         1,275          .11-.40
Issued/granted                                             1,096(1)   .11-2.40(1)        553      1.275-11.00
Exercised                                                     --            --          (973)(1)    .11-1.275(1)
Repurchased/canceled                                         (17)          .10           (16)       .40-10.00
-------------------------------------------------------------------------------------------------------------
Outstanding at December 31,1996                            2,344     $.01-2.40           839     $  .11-11.00
-------------------------------------------------------------------------------------------------------------
Exercisable at:
     December 31, 1994                                       219                          --
-------------------------------------------------------------------------------------------------------------
     December 31, 1995                                       471                          --
-------------------------------------------------------------------------------------------------------------
     December 31, 1996                                       721                          91
-------------------------------------------------------------------------------------------------------------

(1) Includes 960 options exercised by a stockholder at an exercise price of $.11 per share. The shares received upon such exercise are restricted subject to repurchase by the Company in certain circumstances and vest in March 1998 and 1999.

1996 Stock Option and Grant Plan:

                                                            Number         Range of
(in thousands, except for range of issue price)         of Options      Issue Price
--------------------------------------------------------------------------------------
Issued/granted                                                 415      $11.75-13.125
Exercised                                                       --                 --
Repurchased/canceled                                            (1)             11.75
--------------------------------------------------------------------------------------
Outstanding at December 31,1996                                414      $11.75-13.125
--------------------------------------------------------------------------------------
Exercisable at:
     December 31, 1996                                          --
--------------------------------------------------------------------------------------

                                                                ANSYS, Inc.  31

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

The Company has elected to account for stock-based compensation arrangements under the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock-Based Compensation," which resulted in no compensation costs being recorded. The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation expense has been recognized for restricted stock or options which have been issued under the 1994 and 1996 Stock Plans. Had compensation costs for the Company's two stock option and grant plans been determined based upon the fair value at the grant date for the option awards in 1996 and 1995 consistent with the provisions of SFAS No. 123, the Company's net income (loss) and net income (loss) per share would have changed as follows:

(in thousands, except per share data)                 1996     1995
--------------------------------------------------------------------
Net income (loss)-as reported                        $1,304  $(1,580)
Net income (loss)-pro forma                             927   (1,585)
Net income (loss) per share-as reported              $ 0.07  $ (0.17)
Net income (loss) per share-pro forma                  0.05    (0.17)
--------------------------------------------------------------------

The weighted-average fair value of options granted was $9.03 per share in 1996 and $0.40 per share in 1995.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the risk-free interest rates ranging from a low of 5.24% to a high of 6.48%. The interest rates used were determined by using the five year Treasury Bill rate at the date of grant. The following assumptions were also used to determine the fair value of each option grant: dividend yields of 0%; expected volatility of 70% and expected term of 5 years.

13. Employee Stock Purchase Plan:

The Company's 1996 Employee Stock Purchase Plan ("Purchase Plan") was adopted by the Board of Directors on April 19, 1996 and was subsequently approved by the Company's stockholders. Up to 210,000 shares of common stock may be issued under the Purchase Plan. The Purchase Plan is administered by the Compensation Committee. The first offering under the Purchase Plan commenced on August 1, 1996 and closed on January 31, 1997. Subsequent offerings will commence on each February 1 and August 1 thereafter, and will have a duration of six months. An employee who owns or is deemed to own shares of stock representing in excess of 5% of the combined voting power of all classes of stock of the Company may not participate in the Purchase Plan.

During each offering, an eligible employee may purchase shares under the Purchase Plan by authorizing payroll deductions of up to 10% of their cash compensation during the offering period. The maximum number of shares which may be purchased by any participating employee during any offering period is limited to 960 shares (as adjusted by the Compensation Committee from time to time). Unless the employee has previously withdrawn from the offering, his accumulated payroll deductions will be used to purchase common stock on the last business day of the period at a price equal to 85% of the fair market value of the common stock on the first or last day of the offering period, whichever is lower. Under applicable tax rules, an employee may purchase no more than $25,000 worth of common stock in any calendar year. At December 31, 1996, no common stock has been issued to date under the Purchase Plan.

14. Leases:

The Company operates from facilities it leases from a joint venture held by a corporate officer. The Company accounts for the lease, which provides for monthly rentals of approximately $69,000 through March 1997, as an operating lease.

The Company incurred lease rental expense related to this lease agreement of $839,000 for the years ended December 31, 1996 and 1995 and $628,000 for the period March 14, 1994 through December 31, 1994.

In January 1996, the Company entered into a lease agreement with an unrelated third party for a new corporate office facility. The Company anticipates moving into its new facility on or about February 20, 1997. The lease agreement is for ten years, with an option for five additional years, and includes a rental acceleration at the end of the fifth and tenth years. Future minimum lease payments under the facility lease are $1,227,000 per annum for 1997 through 2001.

The Company also entered into various noncancelable operating leases for equipment. Lease rental expense related to these leases totaled $1,211,000 for the year ended December 31, 1996; $889,000 for the year ended December 31, 1995 and $657,000 for the period March 14, 1994 through December 31, 1994. Future minimum lease payments under operating leases for equipment in effect at December 31, 1996 is $620,000 for 1997 with no current lease commitments beyond 1997.


32   ANSYS, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


15. Royalty Agreements:

The Company entered into various renewable nonexclusive license agreements under which the Company has been granted access to the licensor's patent technology and the right to sell the patent technology in the Company's product line. Royalties are payable to developers of the software at various rates and amounts generally based upon unit sales or revenues. Royalty fees, which are included in cost of sales, were approximately $450,000 for the year ended December 31, 1996 and $114,000 for the year ended December 31, 1995. There were no royalty fees for the period March 14, 1994 through December 31, 1994.

16. Related Party Transactions:

In connection with his initial employment, the Company's Chief Executive
Officer purchased 626,000 restricted shares of common stock in July 1994 for a cash purchase price of $250,000 with proceeds from a loan from the Company evidenced by a promissory note bearing interest at 8.23% and maturing on July 8, 2006. The promissory note is collateralized by a pledge of the shares purchased with the proceeds of the loan. The shares purchased by the Chief Executive Officer vest on a monthly basis over a five-year period.

In addition, other officers of the Company purchased restricted shares of common stock with proceeds from loans from the Company. The loans, which totaled $24,000 in 1996 and $56,000 in 1995, have terms similar to the promissory note described above.

17. Geographic Information:

Revenue by geographic area is as follows:

                                             United                     Other                  Other
(in thousands)                               States   Canada  Germany  Europe  Japan   International  Total
-------------------------------------------------------------------------------------------------------------
Year ended December 31, 1996                 $22,624  $1,196   $4,674  $9,124  $6,248         $3,200  $47,066
Year ended December 31, 1995                  17,951     771    4,021   8,242   6,055          2,576   39,616
Period from March 14, 1994
     through December 31, 1994                11,728     522    2,560   5,540   4,680          1,224   26,254
-------------------------------------------------------------------------------------------------------------

18. Commitments and Contingencies:

The Company had outstanding an irrevocable standby letter of credit in the amount of $300,000 as of December 31, 1996. This letter of credit, which expires September 30, 1998, collateralizes the Company's obligations to a third party for future performance requirements under a contract. The fair value of the letter of credit approximates the contract value based on the nature of the fee arrangements with the issuing bank.

                                                                ANSYS, Inc.   33

                                    QUARTERLY FINANCIAL INFORMATION, (UNAUDITED)
--------------------------------------------------------------------------------


                                                               Fiscal Quarter Ended
                                            ---------------------------------------------------------
                                            December 31,     September 30,     June 30,     March 31,
(in thousands, except per share data)               1996             1996          1996          1996
-----------------------------------------------------------------------------------------------------
Revenue                                         $12,332           $12,661       $11,340       $10,733
Gross profit                                     11,082            11,258         9,800         9,538
Operating income                                  1,257             1,295           652           470
Net income (loss) after extraordinary item          823             1,066          (384)         (201)
Net income (loss) per share after
  extraordinary item                                .05               .06          (.04)         (.02)
Common stock price per share(1)(2):
    High                                          15.50             13.63         13.38            --
    Low                                           11.00             10.25         11.75            --
-----------------------------------------------------------------------------------------------------
                                                               Fiscal Quarter Ended
                                            ---------------------------------------------------------
                                            December 31,     September 30,     June 30,     March 31,
(in thousands, except per share data)               1995             1995          1995          1995
-----------------------------------------------------------------------------------------------------
Revenue                                         $11,529           $10,523       $ 9,338       $ 8,226
Gross profit                                     10,272             9,455         7,989         6,997
Operating income (loss)                             703             1,412            69          (824)
Net income (loss)                                  (134)              343          (604)       (1,185)
Net income (loss) per share                        (.02)              .02          (.06)         (.11)
-----------------------------------------------------------------------------------------------------

(1) The Company's common stock trades on the Nasdaq National Market tier of The Nasdaq Stock market under the symbol: ANSS. The common stock prices shown are based on the Nasdaq daily closing stock price.
(2) Effective June 20, 1996, the Company completed its Initial Public Offering of 3,500,000 shares of common stock at $13.00 per share.

The Company has not paid cash dividends on its common stock as it has retained earnings for use in its business. The Company intends to review its policy with respect to the payment of dividends from time to time, however, there can be no assurance that any dividends will be paid in the future.

On March 3, 1997, there were 300 shareholders of record and approximately 2,352 beneficial shareholders of the Company's common stock.




34   ANSYS, Inc.

CORPORATE INFORMATION

--------------------------------------------------------------------------------

Officers and Senior Management

Peter J. Smith
Chairman of the Board of Directors, President, and Chief Executive Officer

Dr. John A. Swanson
Chief Technologist

John M. Sherbin II
Chief Financial Officer; Vice President,
Finance and Administration; Secretary

Paul A. Johnson
Vice President, Product Development

Dr. Shah M. Yunus
Corporate Fellow

Dr. Joseph S. Solecki
Corporate Fellow

Paul A. Chilensky
Vice President, Customer Service

David Conover
Manager, Product Development

Mark C. Imgrund
Vice President, Corporate Quality

Carol A. Michaels
Corporate Counsel

Richard C. Miller
Vice President and General Manager, DesignSpace

Scott D. Owens
Vice President, Marketing

James C. Tung
Vice President, International Sales

Leonard Zera
Vice President, North American Sales


Headquarters
ansysinfo@ansys.com
T 412.746.3304
F 412.514.9494
Toll Free USA and Canada:
1.800.WE.R.FEA.1
Toll Free Mexico:
95.800.9373321

Regional Offices
North America
len.zera@ansys.com
T 810.585.5020
F 810.585.5730
International
jim.tung@ansys.com
T 412.514.3086
F 412.514.3115
Europe
brian.butcher@ansys.com
T 44.118.9880229
F 44.118.9880925

http://www.ansys.com




Shareholder Information
Requests for information about the Company should be directed to: Investor Relations, ANSYS, Inc., 275 Technology Drive, Canonsburg, PA 15317. Telephone: 412.514.1782.

Report on Form 10-K
Stockholders may obtain additional financial information about ANSYS, Inc. from the Company's Report on Form 10-K filed with the Securities and Exchange Commission. Copies are available from the Company without charge upon written request.

Stock Listing
Nasdaq National Market Symbol: ANSS

Counsel
Goodwin, Procter, & Hoar L.L.P., Boston, MA

Buchanan Ingersoll Professional Corporation L.L.P.,
Pittsburgh, PA

Annual Meeting
The Annual Meeting of Stockholders will be held on May 7, 1997 at 2:00 P.M. at ANSYS, Inc., 275 Technology Drive, Canonsburg, PA 15317.

Transfer Agent
Chase Mellon Shareholder Services, Ridgefield Park, NJ

Independent Accountants
Coopers & Lybrand L.L.P., Pittsburgh, PA

ANSYS, Inc. is an Equal Opportunity Employer. As such, it is the Company's policy to promote equal employment opportunity and to prohibit discrimination on the basis of race, color, religion, sex, age, national origin, disability, or status as a veteran in all aspects of employment, including recruiting, hiring, training, or promoting personnel. In fulfilling this commitment, the Company shall comply with the letter and spirit of the laws, regulations, and Executive Orders governing equal opportunity in employment, including the Civil Rights Act of 1964, Executive Order 11246, Revised Order Number 4 and amendments thereto.

ANSYS is a registered trademark and ANSYS/AutoFEA and DesignSpace are trademarks of SAS IP, Inc., a wholly owned subsidiary of ANSYS, Inc. All other trademarks and registered trademarks are the property of their respective owners.

Design: BD&E, Inc., Pittsburgh.