Form 10-K, Exhibit 13
period 1997-12-31
ANSYS INC
filed 1998-03-23
CIK 1013462

                                                                    EXHIBIT 13.1
                              FINANCIAL HIGHLIGHTS


                                                                                             Year Ended December 31,
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                           Pro Forma    Predecessor
                                                           The Company     The Company   The Company   Combined/(1)/        Company
(in thousands, except per share data)                             1997            1996          1995           1994            1993
-----------------------------------------------------------------------------------------------------------------------------------
Revenue                                                        $50,547         $47,066      $ 39,616        $32,823         $31,604
Operating income                                                10,731           3,674         1,360          2,307           7,648
Net income(loss)                                                 7,400           1,304        (1,580)           257           8,120
Net income (loss) per basic share after extraordinary             0.47            0.08         (0.18)            --              --
 item (2)
Weighted averages shares - basic (2)                            15,742          14,000        11,354             --              --
Net income(loss) per diluted share after extraordinary            0.45            0.07         (0.17)            --              --
 item (2)
Weighted average shares - diluted (2)                                                                            --              --
                                                                16,518          14,906        12,204
Total assets                                                   $53,581         $43,431      $ 42,921        $44,669         $26,205
Working capital                                                 23,761          14,691         3,196          1,822          16,135
Long-term obligations                                               --              --        33,204         37,696           3,401
Redeemable preferred stock                                          --              --         4,892          4,447              --
Stockholder's equity                                            40,414          32,974       (10,028)        (7,985)         19,515
-----------------------------------------------------------------------------------------------------------------------------------

(1) The results of operations of the Predecessor Company for the two and one-half months ended March 13, 1994 have been combined with the results of operations of the Company for the nine and one-half months ended December 31, 1994 by adding corresponding items without adjustment. This computation, which is reflected as pro forma combined for 1994, was done to permit useful comparison.

(2) The Company has adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share" issued in February 1997. This Statement requires the disclosure of basic and diluted earnings per share and revises the method to calculate these amounts. Earnings per share data for periods prior to 1997 have been restated to reflect adoption of this Statement.


[Graph of Total Revenues]

A bar chart entitled "Total Revenues (in millions of dollars)" at the bottom left of page 1 of the Annual Report shows that for the fiscal years 1993, 1994, 1995, 1996, and 1997 (shown below each bar) the Company had total revenue (shown above each bar) in the respective amounts provided in the table entitled "financial Highlights" on page 1 of the Annual Report.

[Graph of Cash, Cash Equivalents and Short-Term Investments]

A bar chart entitled "Cash, Cash Equivalents and Short-Term Investments (in millions of dollars)" at the bottom right of page 1 of the Annual Report shows that at the end of each of the fiscal years 1995, 1996 and 1997 (shown below each bar) the Company had total cash, cash equivalents and short-term investments of $8.1 million, $17.1 million and $27.8 million in the respective years.

                                                                  ANSYS, Inc.  1

                    Management's Discussion and Analysis of
                 Financial Condition and Results of Operations

Overview

  ANSYS, Inc. (the "Company") is a leading international supplier of analysis and engineering software for optimizing the design of new products. The Company is committed to providing the most open and flexible analysis solutions to suit customer requirements for engineering software in today's competitive marketplace. In addition, the Company partners with leading design software suppliers to develop state-of-the-art computer-aided design ("CAD") integrated products. A global network of ANSYS Support Distributors ("ASDs") provides sales, support and training for customers. Additionally, the Company distributes its DesignSpace(R) product through its global network of ASDs as well as a network of independent distributors and dealers (value-added resellers or "VARs") who support sales of DesignSpace(R) products to end users throughout the world. The following discussion should be read in conjunction with the audited consolidated financial statements and notes thereto included elsewhere in this report.

  This Annual Report contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements which contain such words as "anticipate", "intend", "believe", "plan" and other similar expressions. The Company's actual results could differ materially from those set forth in the forward-looking statements. Certain factors that might cause such a difference include uncertainties regarding customer acceptance of new products, possible delays in developing, completing or shipping new or enhanced products, potential volatility of revenues and profit in any period due to, among other things, lower than expected demand for or the ability to complete large contracts, as well as other risks and uncertainties that are detailed in the "Important Factors Regarding Future Results" beginning on page 16.

  For purposes of the following discussion and analysis, the following table sets forth certain consolidated financial data for the years 1997, 1996 and 1995.

                                                         Year Ended December 31,
-----------------------------------------------------------------------------------
    (in thousands)                                     1997       1996       1995
    -------------------------------------------------------------------------------
     Revenue:
      Software licenses                              $35,083    $37,013    $32,604
      Maintenance and service                         15,464     10,053      7,012
    -------------------------------------------------------------------------------
        Total revenue                                 50,547     47,066     39,616
    -------------------------------------------------------------------------------
     Cost of sales:
      Software licenses                                2,833      3,051      3,331
      Maintenance and service                          2,365      2,337      1,572
    -------------------------------------------------------------------------------
        Total cost of sales                            5,198      5,388      4,903
    -------------------------------------------------------------------------------
     Gross profit                                     45,349     41,678     34,713
    -------------------------------------------------------------------------------
     Operating expenses:
      Selling and marketing                           11,834      9,722      7,526
      Research and development                        11,004      9,796      8,329
      Amortization                                     2,797     10,774     10,641
      General and administrative                       8,983      7,712      6,857
    -------------------------------------------------------------------------------
        Total operating expenses                      34,618     38,004     33,353
    -------------------------------------------------------------------------------
     Operating income                                 10,731      3,674      1,360
     Interest expense                                     (1)    (1,669)    (3,983)
     Other income                                        912        611        250
    -------------------------------------------------------------------------------
     Income (loss) before income taxes                11,642      2,616     (2,373)
     Income tax provision (benefit)                    4,242        969       (793)
    -------------------------------------------------------------------------------
     Net income (loss) before extraordinary item       7,400      1,647     (1,580)
     Extraordinary item, net                               -       (343)         -
    -------------------------------------------------------------------------------
     Net income (loss)                               $ 7,400    $ 1,304    $(1,580)
-----------------------------------------------------------------------------------

Results of Operations

Year Ended December 31, 1997 Compared to Year Ended December 31, 1996

Revenue. The Company's total revenue increased 7.4% for 1997 to $50.5 million from $47.1 million for 1996. The increase in total revenue in 1997 as compared to 1996 was attributable principally to an increase in revenue from renewals and sales of leases as noncancellable annual leases. The increase, which was partially offset by decreases in monthly lease license revenue and paid-up license revenue, was due, in part, to the active sales and licensing of noncancellable annual leases to existing and new lease customers during 1997. The increase in total revenue in 1997 was also attributable to increased maintenance revenue, which resulted from broader customer usage of maintenance and support services and the Company's continued emphasis on marketing its maintenance services.

12  ANSYS, Inc.

                    Management's Discussion and Analysis of
                 Financial Condition and Results of Operations

  The comparison of the Company's revenue in 1997 and 1996 is affected by the Company's change in licensing and sales practices as they related to leases. Beginning in the third quarter of 1996, the Company began to promote sales and renewals of noncancellable annual leases, for which a portion of the annual license fee is recognized as paid-up revenue upon renewal or inception of the lease, while the remaining portion is recognized as maintenance revenue ratably over the remaining lease period. Prior to the third quarter of 1996, the Company recorded all revenue from lease licenses as license revenue, as earned, because the underlying lease agreements contained provisions which allowed the customer to cancel the lease with 30 days' notice. The effect of this change generally was to increase paid-up revenue attributable to sales and renewals of leases and to increase maintenance revenues for 1997 relative to 1996, while resulting in a corresponding decrease in monthly lease license revenue. Had this change not been initiated, software license revenue would have been reported as $37.9 million in 1997 as compared to $37.4 in 1996, while maintenance and service revenue would have been reported as $12.3 million and $9.6 million in 1997 and 1996, respectively.

  Software license revenue decreased 5.2% for 1997 to $35.1 million from $37.0 million for 1996, resulting principally from existing monthly lease customers shifting to noncancellable annual leases in connection with the renewals of their leases, thereby reducing the portion of their lease fees characterized as lease revenue, as described above. The decrease was also due to a decrease in the sale of paid-up licenses in the domestic market as compared to the prior year, as paid-up license revenue for the 1996 year reflected the recognition of substantial revenue from several large contracts. In this regard, the Company believes that such large contracts reflect an increasing demand for enterprise wide software solutions from certain of its customers and the ability, or inability, to close large contracts during any period may increase the volatility of the Company's revenues and profit from period to period. The foregoing decreases in monthly lease and paid-up revenue were partially offset by an increase in revenue from renewals and sales of leases as noncancellable annual leases, as described above. Revenue from the sale of paid-up licenses, excluding the portion of noncancellable annual leases classified as paid-up revenue, decreased 4.2% for the 1997 year to $18.6 million from $19.4 million for 1996. The Company also experienced a 27.9% decrease in monthly lease license revenue to $12.5 million for 1997 from $17.4 million for 1996. This decrease was attributable to an increase in the renewal of existing leases as noncancellable annual leases, as well as the conversion of certain existing lease licenses to paid-up licenses in 1997. The total revenue recognized from monthly and noncancellable annual leases was $19.3 million and $18.0 million in 1997 and 1996, respectively, of which $2.8 million and $400,000 were classified as maintenance revenue in 1997 and 1996, respectively. Maintenance and service revenue, excluding the portion of noncancellable annual leases recognized as maintenance revenue, increased 31.6% for 1997 to $12.7 million from $9.6 million for 1996, as a result of broader customer usage of maintenance and support services and the Company's increased emphasis on marketing these services, as well as an increase in the renewal and sale of noncancellable annual leases.

  Of the Company's total revenue for 1997, approximately 53.2% and 46.8%, respectively, were attributable to international and domestic sales, as compared to 49.4% and 50.6%, respectively, for 1996.

Cost of Sales and Gross Profit. The Company's total cost of sales decreased 3.5% to $5.2 million for 1997 from $5.4 million for 1996, representing 10.3% and 11.4% of total revenue, respectively. The Company's cost of sales for software license revenue decreased 7.1% for 1997 to $2.8 million, or 8.1% of software license revenue, from $3.1 million, or 8.2% of software license revenue, for 1996. The decrease was due primarily to a reduction of costs related to manuals, packing supplies and media. The Company's cost of sales for maintenance and service revenue remained relatively stable at $2.4 million and $2.3 million, or 15.3% and 23.2% of maintenance and service revenue, for 1997 and 1996, respectively.

  As a result of the foregoing, the Company's gross profit increased 8.8% to $45.3 million for 1997 from $41.7 million for 1996.

Selling and Marketing. Selling and marketing expenses increased 21.7% for 1997 to $11.8 million, or 23.4% of total revenue, from $9.7 million, or 20.7% of total revenue, for 1996. This planned growth was attributable principally to increased personnel costs, including costs associated with increased headcount and compensation expenses related to the ongoing establishment of a global sales and marketing organization, as well as the establishment of strategic offices in the United Kingdom, Michigan and Japan in 1997. The Company anticipates that it will continue to make significant investments in its global sales and marketing organization to strengthen its competitive position and to support its worldwide sales channels and marketing strategies.

Research and Development. Research and development expenses increased 12.3% for 1997 to $11.0 million, or 21.8% of total revenue, from $9.8 million, or 20.8% of total revenue, for 1996. This increase resulted primarily from employment of additional staff and independent contractors to develop and enhance the Company's products, including a dedicated team working on the development of the Company's DesignSpace(R) products. The increase was partially offset by a decrease in equipment lease expense. The Company has traditionally invested significant resources in research and development activities and intends to continue to make significant investments in the future.

Amortization. Amortization expense was $2.8 million in 1997 and $10.8 million in 1996. The decrease was attributable to the full amortization of certain of the intangible assets which resulted from the acquisition of the Company in 1994 ("1994 Acquisition"), including goodwill and capitalized software, which were fully amortized in the first quarter of 1997.

General and Administrative. General and administrative expenses increased 16.5% for 1997 to $9.0 million, or 17.8% of total revenue, from $7.7 million, or 16.4% of total revenue, for 1996. The increase is primarily attributable to expenses incurred to increase the allowance for doubtful accounts and an increase in legal fees related to a dispute regarding the expiration of an ASD distribution agreement. The Company is currently the Plaintiff in litigation regarding this matter, however, the action has not progressed sufficiently for the Company to estimate a range of potential gain, if any, should it prevail in its pursuit of damages related to this action. Additionally, the Company has added internal legal and finance resources to support the operations of a publicly owned company, which were offset by a significant reduction in outside labor and consulting fees.

Interest. Interest expense, which was $1,000 in 1997, totaled $1.7 million in 1996. This decrease was attributable to the early repayment of all outstanding debt related to the 1994 Acquisition with the net proceeds from the Company's initial public offering in June 1996.

                                                                 ANSYS, Inc.  13

                    Management's Discussion and Analysis of
                 Financial Condition and Results of Operations

Other Income. Other income increased for 1997 to $912,000 as compared to $611,000 for 1996. This increase was primarily attributable to higher interest-bearing cash and investment balances in 1997.

Income Tax Provision. The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." The Company's effective rate of taxation was 36.4% for 1997, as compared to 37.0% for 1996. These percentages are less than the federal and state combined statutory rate due primarily to the utilization of research and experimentation credits, as well as the use of a foreign sales corporation which was established in the fourth quarter of 1997.

Net Income. The Company's net income totaled $7.4 million in 1997 as compared to net income before extraordinary item of $1.6 million. The Company's net income including the extraordinary item in 1996 was $1.3 million. Diluted earnings per share, after extraordinary item, was $.45 in 1997 as compared to diluted earnings per share, after extraordinary item, of $.07 in 1996. The increase in diluted earnings per share is attributable to the increase in net income, as well as the elimination of the preferred stock dividends due to the redemption of the Redeemable Preferred Stock, which occurred at the time of the Company's initial public offering in June 1996. The weighted average shares used in computing net income per diluted common share amounts have increased to 16,518,000 in 1997 from 14,906,000 in 1996, primarily as a result of the initial public offering.

  Effective December 31, 1997, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share" issued in February 1997 and has restated prior periods in accordance with this pronouncement.

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

Research and Development. Research and development expenses increased 17.6% for 1996 to $9.8 million, or 20.8% of total revenue, from $8.3 million, or 21.0% of total revenue, for 1995. This increase resulted primarily from employment of additional staff and independent contractors to develop and enhance the Company's products, including a dedicated team working on the development of the Company's DesignSpace(R) product, costs associated with quality assurance and additional depreciation expense related to equipment purchases made to implement and enhance a multi-platform development environment.

Amortization. Amortization expense was $10.8 million in 1996 and $10.6 million in 1995. This amortization expense resulted principally from the 1994 Acquisition and relates to intangible assets, including goodwill, which were being amortized from the date of the 1994 Acquisition, March 14, 1994.

General and Administrative. General and administrative expenses increased 12.5% for 1996 to $7.7 million, or 16.4% of total revenue, from $6.9 million, or 17.3% of total revenue, for 1995. The increase was attributable to the addition of administrative support services, such as computerized order fulfillment and corporate-wide information technology systems, to support the Company's future operations. In addition, the Company also incurred expenses related to increasing the allowance for bad debt, as well as the addition of personnel, and accounting and legal costs to support the operations of a publicly owned company.

14   ANSYS, Inc.

                    Management's Discussion and Analysis of
                 Financial Condition and Results of Operations

Interest. Interest expense decreased 58.1% for 1996 to $1.7 million from $4.0 million for 1995. This decrease was attributable to the early repayment of the debt incurred to finance the 1994 Acquisition with the net proceeds from the Company's initial public offering in June 1996.

Other Income. Other income increased for 1996 to $611,000 as compared to $250,000 for 1995. Approximately $331,000 of this increase was related to the repayment of a note receivable and related past-due interest, which had previously been determined by the Company to be uncollectible.

Income Tax Provision (Benefit). The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." The Company's effective rate of taxation was 37.0% for 1996, as compared to 33.4% for 1995. These percentages are less than the federal and state combined statutory rate due primarily to the utilization of research and experimentation credits.

Net Income (Loss). The Company's net income before extraordinary item in 1996 was $1.6 million compared to a net loss of $1.6 million in 1995. The net income including the extraordinary item in 1996 was $1.3 million. Diluted earnings per share increased to $.07 in 1996 as compared to a diluted loss per share of ($.17) in 1995. The increase in diluted earnings per share is attributable to the increase in net income, as well as the elimination of the preferred stock dividends due to the redemption of the Redeemable Preferred Stock, which occurred at the time of the Company's initial public offering in June 1996. The weighted average common and common equivalent shares used in computing net income per diluted common share amounts increased to 14,906,000 in 1996 from 12,204,000 in 1995, primarily as a result of the initial public offering.

Liquidity and Capital Resources

  As of December 31, 1997, the Company had cash, cash equivalents and short-term investments totaling $27.8 million and working capital of $23.8 million, as compared to cash and cash equivalents of $17.1 million and working capital of $14.7 million at December 31, 1996.

  The Company's operating activities provided cash of $12.7 million for 1997, $13.5 million for 1996 and $10.8 million for 1995. The decrease in cash flow from operations in 1997 as compared to 1996 is the result of the fluctuations within the individual components of working capital, as well as a decrease in earnings after the effect of depreciation and amortization. The increase in cash flow from operations in 1996 as compared to 1995 is the result of increased earnings before the effect of depreciation and amortization, as well as improved management of working capital. Net cash generated by operating activities provided sufficient resources to fund increased headcount and capital needs to support the Company's expansion of its global sales support network and continued investment in research and development activities for the 1997 year.

  Cash used in investing activities was $16.1 million for 1997, $2.6 million for 1996 and $2.0 million for 1995. The Company's use of cash in 1997 was primarily related to the purchase of short-term investments, and to a lesser extent the purchase of furniture and computer equipment for the new corporate office facility, while the use of cash in 1996 and 1995 was substantially related to capital expenditures. The Company expects to spend approximately $2.0 million for capital expenditures in 1998, principally for the acquisition of computer hardware and software to support the continued growth of the Company's development activities and expansion of its global sales and support infrastructure.

  Financing activities provided cash of $335,000 in 1997 and used cash of $1.9 million and $5.0 million for 1996 and 1995, respectively. Cash provided from financing activities in 1997 was substantially related to proceeds from the issuance of common stock under employee stock purchase and option plans. Cash provided from financing activities in 1996 was due primarily to the net proceeds of $41.1 million received from the Company's initial public offering on June 25, 1996. Cash used for financing activities for 1996 was principally for the repayment of the indebtedness incurred to finance the 1994 Acquisition, payment of related unpaid interest and the redemption of the Redeemable Preferred Stock, issued in connection with the 1994 Acquisition, and accumulated dividends. Cash used for 1995 was the principal repayments made on the senior indebtedness.

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

Management's Assessment of the Year 2000

  The Company has established a corporate-wide Year 2000 task force, led by the Company's Vice President of Corporate Quality, with the representation of all major business segments. This task force is responsible for identifying, evaluating and overseeing the implementation of necessary changes to computer systems and applications to achieve a Year 2000 date conversion with no effect on customers or disruption of business operations. The task force is currently in the process of assessing its exposure to contingencies related to the Year 2000 issue for previous releases of its products. The Company plans to utilize both internal and external resources to reprogram, or replace and test the software for Year 2000 modifications. The Company plans to complete the Year 2000 project within the next year, but no later than December 31, 1998. The total remaining cost of the Year 2000 project will be funded through operating cash flows. The Company does not expect the amounts required to be expensed over the next two years to have a material effect on its financial position or results of operations. During 1997, the costs related to the assessment of, and preliminary efforts in connection with, its Year 2000 project and the development of its action plan were not material.

  The Company is also communicating with its significant suppliers and customers to identify critical related issues which need to be resolved. The Company's total Year 2000 project costs and estimates to complete include the estimated costs and time associated with the impact of a third party's Year 2000 issue, and are based on presently available information. However, there can be no guarantee that the systems

                                                                 ANSYS, Inc.  15

                    Management's Discussion and Analysis of
                 Financial Condition and Results of Operations

of other companies on which the Company's systems rely will be converted on a timely basis, or that a failure to convert by another company, or a conversion that is incompatible with the Company's systems, would not have a material adverse effect on the Company.

  The costs of the project and the date on which the Company plans to complete the Year 2000 action plan are based upon management's best estimates, which are derived utilizing numerous assumptions of future events including the availability of certain resources, third party modification plans and other factors. However, there can be no guarantee that these estimates will be achieved and actual results could differ materially from those plans. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel with necessary expertise in this area, the ability to identify and correct all relevant computer codes and similar uncertainties.

Recently Issued Accounting Pronouncements

  In October 1997, the Financial Accounting Standards Board approved the American Institute of Certified Public Accountants Statement of Position (SOP) No. 97-2, "Software Revenue Recognition," which is effective for transactions entered into beginning after December 15, 1997. This SOP provides guidance on when revenue should be recognized and in what amounts for licensing, selling, leasing or otherwise marketing computer software. This SOP supersedes SOP No. 91-1, "Software Revenue Recognition." Beginning in December 1997, the Company has adopted the provisions of SOP No. 97-2 and its current revenue recognition policies are in conformance with the guidelines of the statement.

  In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No.130, "Reporting Comprehensive Income," which establishes standards for reporting and displaying comprehensive income and its components in a full set of general-purpose financial statements. This Statement, which is effective for financial statements issued for fiscal years beginning after December 15, 1997, requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The Company will adopt SFAS No.130 for its fiscal year ending December 31, 1998.

  Additionally, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No.131, "Disclosures about Segments of an Enterprise and Related Information," which establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. This Statement, which is effective for financial statements for periods beginning after December 15, 1997, also establishes standards for related disclosures about products and services, geographic areas and major customers. Management is currently evaluating the implication of this statement from both an operations and financial reporting perspective.

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

Potential Fluctuations in Operating Results. The Company may experience significant fluctuations in future quarterly operating results. Fluctuations may be caused by many factors, including the timing of new product releases or product enhancements by the Company or its competitors; the size and timing of individual orders, including a fluctuation in the demand for and the ability to complete large contracts; software errors or other product quality problems; competition and pricing; customer order deferrals in anticipation of new products or product enhancements; reduction in demand for the Company's products; changes in operating expenses; mix of software license and maintenance and service revenue; personnel changes and general economic conditions. A substantial portion of the Company's operating expenses are related to personnel, facilities and marketing programs. The level of personnel and personnel expenses cannot be adjusted quickly and is based, in significant part, on the Company's expectation for future revenues. The Company does not typically experience significant order backlog. Further, the Company has often recognized a substantial portion of its revenue in the last month of a quarter, with this revenue frequently concentrated in the last weeks or days of a quarter, and has become increasingly dependent upon receiving large orders of perpetual licenses involving a single up-front fee. The Company believes that large contracts of this type may reflect an increasing demand for enterprise-wide software solutions from certain of the Company's customers, which, if continued, may increase the volatility of the Company's revenues and profit from period to period. More recently, the Company has also experienced an increase in renewals and sales of noncancellable annual leases, for which a portion of the annual license fee is recognized as paid-up revenue upon renewal or inception of the lease. As a result, product revenues in any quarter are substantially dependent on orders booked and shipped in the latter part of that quarter, and revenues for any future quarter are not predictable with any significant degree of accuracy.

Stock Market Volatility. Market prices for securities of software companies have generally been volatile. In particular, the market price of the Company's common stock has been and may continue to be subject to significant fluctuations as a result of factors affecting the Company and software industry or the securities markets in general.

  In addition, a large percentage of the Company's common stock is held by TA Associates, Inc. and various institutional investors. Consequently, actions with respect to the Company's common stock by either TA Associates, Inc. or certain of these institutional investors could have a significant impact on the market price for the stock.

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

Dependence on Distributors. The Company distributes its products principally through its global network of 36 independent, regional ASDs. The ASDs sell ANSYS and DesignSpace(R) products to new and existing customers, expand installations within their existing customer base, offer consulting services and provide the first line of ANSYS technical support. The ASDs have more immediate contact with most customers who use ANSYS software than does the Company. Consequently, the Company is highly dependent on the efforts of the ASDs. Difficulties in ongoing relationships with ASDs, such as delays in collecting accounts receivable, ASDs' failure to meet performance criteria or to promote the Company's products as aggressively as the Company expects, and differences in the handling of customer relationships, could adversely affect the Company's performance. Additionally, the loss of any major ASD for any reason, including an ASD's decision to sell competing products rather than ANSYS products, could have a materially adverse effect on the Company. Moreover, the Company's future success will depend substantially on the ability and willingness of its ASDs to continue to dedicate the resources necessary to promote the Company's products and to support a larger installed base of the Company's products. If the ASDs are unable or unwilling to do so, the Company may be unable to sustain revenue growth.

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

Increased Reliance on Perpetual Licenses. The Company has historically maintained stable recurring revenue from the sale of time-based licenses for its software products. While the Company has experienced an increase in customer preference for perpetual licenses that involve payment of a single up-front fee and that are more typical in the computer software industry, more recently, it has also experienced an increase in customer preference for noncancellable annual leases. Although lease license revenue currently represents a substantial portion of the Company's software license fee revenue, to the extent that perpetual license and noncancellable annual lease license revenue increase as a percent of total software license fee revenue, the Company's revenue in any period will increasingly depend on sales completed during that period.

                                                                ANSYS, Inc.  17

                       Report of Independent Accountants

To the Board of Directors of ANSYS, Inc. and Subsidiaries:


  We have audited the accompanying consolidated balance sheets of ANSYS, Inc. and Subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ANSYS, Inc. and Subsidiaries as of December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.





/s/ Coopers & Lybrand L.L.P.

 Pittsburgh, Pennsylvania
 January 29, 1998

18   ANSYS, Inc.

                          Consolidated Balance Sheets

--------------------------------------------------------------------------------------------------------------------------------
(in thousands, except share data)                                                        December 31, 1997   December 31, 1996
--------------------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
      Cash and cash equivalents                                                                    $13,990             $17,069
      Short-term investments                                                                        13,853                   -
      Accounts receivable, less allowance for doubtful
        accounts of $2,080 in 1997 and $950 in 1996                                                  8,034               7,307
      Other current assets                                                                             926                 350
      Deferred income taxes                                                                            125                 422
--------------------------------------------------------------------------------------------------------------------------------
          Total current assets                                                                      36,928              25,148
--------------------------------------------------------------------------------------------------------------------------------
      Securities available for sale                                                                    182                 673
      Property and equipment, net                                                                    4,771               4,334
      Capitalized software costs, net of accumulated
        amortization of $15,471 in 1997 and $14,328 in 1996                                            260               1,174
      Goodwill, net of accumulated amortization of
        $14,671 in 1997 and $13,652 in 1996                                                              -               1,019
      Other intangibles, net                                                                         2,374               1,756
      Deferred income taxes                                                                          9,066               9,327
--------------------------------------------------------------------------------------------------------------------------------
          Total assets                                                                             $53,581             $43,431
--------------------------------------------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
      Accounts payable                                                                             $   235             $   486
      Accrued bonuses                                                                                2,133               2,281
      Other accrued expenses and liabilities                                                         2,562               1,701
      Accrued income taxes payable                                                                      46                 677
      Customer prepayments                                                                             746               1,447
      Deferred revenue                                                                               7,445               3,865
--------------------------------------------------------------------------------------------------------------------------------
          Total current liabilities                                                                 13,167              10,457
--------------------------------------------------------------------------------------------------------------------------------
Stockholders' equity:
      Preferred stock, $.01 par value; 2,000,000 shares authorized                                       -                   -
      Common stock, $.01 par value; 50,000,000 shares
        authorized; 16,359,134 and 16,228,985 shares issued
        in 1997 and 1996                                                                               164                 162
      Additional paid-in capital                                                                    36,089              35,755
      Less treasury stock, at cost: 68,800 shares held in
        1997 and 71,600 shares held in 1996                                                            (12)                (12)
      Retained earnings (deficit)                                                                    4,327              (3,073)
      Unrealized appreciation in securities available for sale, net                                    120                 444
      Notes receivable from stockholders                                                              (274)               (302)
--------------------------------------------------------------------------------------------------------------------------------
          Total stockholders' equity                                                                40,414              32,974
--------------------------------------------------------------------------------------------------------------------------------
            Total liabilities and stockholders' equity                                             $53,581             $43,431
--------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

                                                                ANSYS, Inc.  19

                     Consolidated Statements of Operations

------------------------------------------------------------------------------------------------------------------------
(in thousands, except per share data)                                                      1997       1996       1995
------------------------------------------------------------------------------------------------------------------------
     Revenue:
      Software licenses                                                                   $35,083    $37,013    $32,604
      Maintenance and service                                                              15,464     10,053      7,012
------------------------------------------------------------------------------------------------------------------------
          Total revenue                                                                    50,547     47,066     39,616
------------------------------------------------------------------------------------------------------------------------
     Cost of sales:
      Software licenses                                                                     2,833      3,051      3,331
      Maintenance and service                                                               2,365      2,337      1,572
------------------------------------------------------------------------------------------------------------------------
          Total cost of sales                                                               5,198      5,388      4,903
------------------------------------------------------------------------------------------------------------------------
     Gross profit                                                                          45,349     41,678     34,713
     Operating expenses:
      Selling and marketing                                                                11,834      9,722      7,526
      Research and development                                                             11,004      9,796      8,329
      Amortization                                                                          2,797     10,774     10,641
      General and administrative                                                            8,983      7,712      6,857
------------------------------------------------------------------------------------------------------------------------
          Total operating expenses                                                         34,618     38,004     33,353
------------------------------------------------------------------------------------------------------------------------
     Operating income                                                                      10,731      3,674      1,360
     Interest expense                                                                          (1)    (1,669)    (3,983)
     Other income                                                                             912        611        250
------------------------------------------------------------------------------------------------------------------------
     Income (loss) before income tax provision
      (benefit) and extraordinary item                                                     11,642      2,616     (2,373)
     Income tax provision (benefit)                                                         4,242        969       (793)
------------------------------------------------------------------------------------------------------------------------
     Net income (loss) before extraordinary item                                            7,400      1,647     (1,580)
     Extraordinary item, net                                                                    -       (343)         -
------------------------------------------------------------------------------------------------------------------------
     Net income (loss)                                                                    $ 7,400    $ 1,304    $(1,580)
------------------------------------------------------------------------------------------------------------------------
     Net income (loss) applicable to common stock:
      Net income (loss)                                                                   $ 7,400    $ 1,304    $(1,580)
      Redeemable preferred stock dividends                                                      -       (236)      (445)
------------------------------------------------------------------------------------------------------------------------
                                                                                          $ 7,400    $ 1,068    $(2,025)
     Net income (loss) per basic common share:
      Net income (loss) before extraordinary item                                         $   .47    $   .10    $  (.18)
      Extraordinary item                                                                        -       (.02)         -
      Basic earnings per share                                                            $   .47    $   .08    $  (.18)
      Weighted average shares - basic                                                      15,742     14,000     11,354
     Net income (loss) per diluted common share:
      Net income (loss) before extraordinary item                                         $   .45    $   .09    $  (.17)
      Extraordinary item                                                                        -       (.02)         -
      Diluted earnings per share                                                          $   .45    $   .07    $  (.17)
      Weighted average shares - diluted                                                    16,518     14,906     12,204
------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

20  ANSYS, Inc.

                     Consolidated Statements of Cash Flows

-----------------------------------------------------------------------------------------------------------------------
(in thousands)                                                                             1997       1996       1995
-----------------------------------------------------------------------------------------------------------------------
     Cash flows from operating activities:
      Net income (loss)                                                                  $  7,400   $  1,304    $(1,580)
      Adjustments to reconcile net income (loss) to net
        cash provided by operating activities:
          Depreciation and amortization                                                     4,170     11,911     11,458
          Extraordinary item                                                                    -        553          -
          Deferred income tax provision (benefit)                                             725     (2,836)    (2,115)
          Provision for bad debts                                                           1,130        250         50
      Change in operating assets and liabilities:
        Accounts receivable                                                                (2,857)       108     (1,981)
        Other current assets                                                                 (576)        89        534
        Accounts payable, accrued expenses and
          liabilities and customer prepayments                                               (239)      (942)     3,816
        Income taxes                                                                         (631)     2,174       (450)
        Deferred revenue                                                                    3,580        870      1,034
-----------------------------------------------------------------------------------------------------------------------
          Net cash provided by operating activities                                        12,702     13,481     10,766
-----------------------------------------------------------------------------------------------------------------------
     Cash flows from investing activities:
      Capital expenditures                                                                 (2,063)    (2,544)    (1,937)
      Capitalization of internally developed software costs                                  (229)      (117)       (19)
      Purchase of short-term investments                                                  (13,853)         -          -
      Notes receivable from stockholders                                                       28         32        (21)
-----------------------------------------------------------------------------------------------------------------------
          Net cash used in investing activities                                           (16,117)    (2,629)    (1,977)
-----------------------------------------------------------------------------------------------------------------------
     Cash flows from financing activities:
      Payments on long-term debt                                                                -    (21,000)    (5,000)
      Proceeds from issuance of restricted stock                                                -        326         12
      Proceeds from issuance of common stock under
        Employee Stock Purchase Plan                                                          283          -          -
      Proceeds from exercise of stock options                                                  50        119          -
      Repayment of subordinated notes                                                           -    (17,204)         -
      Redemption of preferred stock and accumulated dividends                                   -     (5,128)         -
      Proceeds from initial public offering, net of issuance costs of $1,300                    -     41,015          -
      Purchase of treasury stock                                                               (1)        (2)       (10)
      Proceeds from issuance of treasury stock                                                  4          -          -
-----------------------------------------------------------------------------------------------------------------------
          Net cash provided by (used in) financing activities                                 336     (1,874)    (4,998)
-----------------------------------------------------------------------------------------------------------------------
     Net (decrease) increase in cash and cash equivalents                                  (3,079)     8,978      3,791
     Cash and cash equivalents, beginning of period                                        17,069      8,091      4,300
-----------------------------------------------------------------------------------------------------------------------
     Cash and cash equivalents, end of period                                            $ 13,990   $ 17,069    $ 8,091
-----------------------------------------------------------------------------------------------------------------------
     Supplemental disclosures of cash flow information:
      Cash paid during the period for:
        Interest                                                                                -   $  2,848    $ 2,568
        Income taxes                                                                     $  4,148      2,311      2,463
     Supplemental noncash investing and financing activities:
      Exercise of option for non-compete agreement                                          1,000          -          -
      Deferred interest notes issued for interest in arrears on subordinated notes                         -        508
      (Decrease) increase in securities available for sale                                   (491)       673          -
-----------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

                                                                ANSYS, Inc.   21

                Consolidated Statements of Stockholders' Equity

----------------------------------------------------------------------------------------------------------------------------------

                                                                                         Common Stock        Class A Common Stock
                                                                                     ---------------------   ---------------------
(in thousands)                                                                          Shares      Amount     Shares      Amount
----------------------------------------------------------------------------------------------------------------------------------
     Balance, December 31, 1994                                                            10,626      $106        964        $ 10
     Treasury stock acquired                                                                    -         -          -           -
     Issuance of Class A common stock                                                           -         -         30           -
     Dividends accrued on redeemable preferred stock                                            -         -          -           -
     Loans to facilitate purchase of restricted stock                                           -         -          -           -
     Net loss for the year                                                                      -         -          -           -
     -----------------------------------------------------------------------------------------------------------------------------
     Balance, December 31, 1995                                                            10,626       106        994          10
     Treasury stock acquired                                                                    -         -          -           -
     Issuance of restricted stock                                                             136         1          -           -
     Conversion of Class A shares into common stock                                           994        10       (994)        (10)
     Issuance of common stock                                                               3,500        35          -           -
     Reinstatement of adjustment for predecessor basis                                          -         -          -           -
     Unrealized appreciation in securities, net                                                 -         -          -           -
     Exercise of stock options                                                                973        10          -           -
     Dividends accrued on redeemable preferred stock                                            -         -          -           -
     Repayment of note receivable from stockholder                                              -         -          -           -
     Net income for the year                                                                    -         -          -           -
     -----------------------------------------------------------------------------------------------------------------------------
     Balance, December 31, 1996                                                            16,229       162          -           -
     Treasury stock acquired                                                                    -         -          -           -
     Treasury stock sold                                                                        -         -          -           -
     Unrealized depreciation in securities, net                                                 -         -          -           -
     Exercise of stock options                                                                 92         1          -           -
     Issuance of common stock under Employee
      Stock Purchase Plan                                                                      38         1          -           -
     Repayment of note receivable from stockholder                                              -         -          -           -
     Net income for the year                                                                    -         -          -           -
     -----------------------------------------------------------------------------------------------------------------------------
     Balance, December 31, 1997                                                            16,359      $164          -        $  -
----------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

22   ANSYS, Inc.

-----------------------------------------------------------------------------------------------------------------------------------
                                                             Unrealized
               Adjustment                                   Appreciation       Notes
 Additional        for         Treasury Stock    Retained   in Securities   Receivable        Total
   Paid-in     Predecessor     -------------     Earnings     Available        from       Stockholders'
   Capital        Basis      Shares    Amount    (Deficit)    for Sale     Stockholders       Equity
-------------------------------------------------------------------------------------------------------

     $ 1,340       $(7,010)       -          -    $(2,116)             -          $(314)       $ (7,984)
           -             -       55       $(10)         -              -              -             (10)
          11             -        -          -          -              -              -              11
           -             -        -          -       (445)             -              -            (445)
           -             -        -          -          -              -            (20)            (20)
           -             -        -          -     (1,580)             -              -          (1,580)
-------------------------------------------------------------------------------------------------------
       1,351        (7,010)      55        (10)    (4,141)             -           (334)        (10,028)
           -             -       17         (2)         -              -              -              (2)
         325             -        -          -          -              -              -             326
           -             -        -          -          -              -              -               -
      40,980             -        -          -          -              -              -          41,015
      (7,010)        7,010        -          -          -              -              -              -
           -             -        -          -          -          $ 444              -             444
         109             -        -          -          -              -              -             119
           -             -        -          -       (236)             -              -            (236)
           -             -        -          -          -              -             32              32
           -             -        -          -      1,304              -              -           1,304
-------------------------------------------------------------------------------------------------------
      35,755             -       72        (12)    (3,073)           444           (302)         32,974
           -             -        4         (1)         -              -              -              (1)
           3             -       (7)         1          -              -              -               4
           -             -        -          -          -           (324)             -            (324)
          49             -        -          -          -              -              -              50

         282             -        -          -          -              -              -             283
           -             -        -          -          -              -             28              28
           -             -        -          -      7,400              -              -           7,400
-------------------------------------------------------------------------------------------------------
     $36,089             -      $69       $(12)   $ 4,327          $ 120          $(274)       $ 40,414
-------------------------------------------------------------------------------------------------------

                                                                ANSYS, Inc.   23

                   Notes To Consolidated Financial Statements

1. Organization and Initial Public Offering:

  ANSYS, Inc. ("the Company"), formerly SAS Holdings, Inc., is a holding company incorporated on January 12, 1994 for the purpose of acquiring through its subsidiary, SAS Acquisition Corp. (Acquisition), substantially all of the assets and technology, and the assumption of certain liabilities of Swanson Analysis Systems, Inc. (the "1994 Acquisition"). The Company, through its operating subsidiaries, develops, markets and supports a family of mechanical computer-aided engineering software products. The Company's products are marketed and sold to many industries throughout the world, including automotive, aerospace and electronics.

  Effective June 20, 1996, the Company completed an initial public offering
(IPO) of 3,500,000 shares of Common Stock at $13.00 per share. The net proceeds (after deducting underwriting discounts and commissions and offering expenses) totaled $41.1 million and were used as follows: (i) the repayment of approximately $18.5 million of senior secured indebtedness (the "1994 Loan"), including accrued and unpaid interest; (ii) the repayment of $17.5 million of 10% Subordinated Notes (the "Subordinated Notes"), including accrued and unpaid interest; and (iii) the redemption of $5.1 million of Redeemable Preferred Stock, including accumulated dividends.

2. Summary of Significant Accounting Policies:

Principles of Consolidation: The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, ANSYS Operating Corporation, SAS IP, Inc., ASN Systems Limited and ANSYS Foreign Sales Corporation. All significant intercompany accounts and transactions have been eliminated in consolidation.

Revenue Recognition: The Company's revenue recognition policy is in conformance with the American Institute of Certified Public Accountants' Statement of Position 91-1,"Software Revenue Recognition."

  The Company's products are sold primarily through distributors, who are resellers with respect to its products. Revenue is derived principally from the licensing of computer software products, either on an annual lease, monthly lease or perpetual basis, and from related maintenance contracts. Revenue from product licensing for perpetual licenses is recognized upon delivery of the product, acceptance by the customer and receipt of a signed contractual obligation provided that no significant Company obligations remain and collection of the receivable is probable. A portion of the license fees from noncancellable annual leases is recognized as paid-up revenue upon inception of the lease. The remaining portion is recognized ratably over the remaining lease period. Revenue for monthly lease licenses is recognized monthly as earned because the lease license agreements can be cancelled by the customers with 30 days' notice. The portion of the perpetual license associated with providing the initial warranty is unbundled from the fee and deferred and recognized ratably over the warranty period. The Company discontinued the offering of an initial warranty period in 1997. Revenue from maintenance contracts is recognized ratably over the term of the contract. Costs related to maintenance obligations are expensed as incurred. Revenue from training, support and other services is recognized as the services are performed.

  In October 1997, the Financial Accounting Standards Board approved the American Institute of Certified Public Accountants Statement of Position (SOP) No. 97-2, "Software Revenue Recognition," which is effective for transactions entered into beginning after December 15, 1997. This SOP provides guidance on when revenue should be recognized and in what amounts for licensing, selling, leasing or otherwise marketing computer software. This SOP supersedes SOP No. 91-1, "Software Revenue Recognition." Beginning in December 1997, the Company has adopted the provisions of SOP No. 97-2 and its current revenue recognition policies are in conformance with the guidelines of the statement.

Cash Equivalents: For the purposes of the consolidated statements of cash flows, the Company considers highly liquid deposits in money market funds to be cash equivalents. Cash equivalents are recorded at cost, which approximates fair value.

Short-Term Investments: The Company considers investments in money market funds backed by government agencies or U.S. financial institutions and which have a maturity between thirty days and up to one year from the date of purchase to be short-term investments. Short-term investments are recorded at cost, which approximates fair value.

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

Property and Equipment: Property and equipment is carried at cost. Depreciation is computed by the straight-line method over the estimated useful lives of the various classes of assets, which range from two to ten years. Repairs and maintenance are charged to expense as incurred. Gains or losses from the sale or retirement of property and equipment are included in the results of operations.

24   ANSYS, Inc.

                  Notes to Consolidated Financial Statements

Capitalized Software: Internally developed computer software costs and costs of product enhancements are capitalized subsequent to the determination of technological feasibility; such capitalization continues until the product becomes available for general release. Amortization of capitalized software costs, both for internally developed as well as for purchased software products, is computed on a product-by-product basis over the estimated economic life of the product which ranges from three years to five years. Amortization is the greater of the amount computed using: (i) the ratio of the current year's gross revenue to the total current and anticipated future gross revenue for that product or (ii) the straight-line method over the estimated life of the product.

  The Company periodically reviews the carrying value of capitalized software and impairments are recognized in the results of operations when the expected future undiscounted operating cash flow derived from the capitalized software is less than its carrying value.

Research and Development Costs: Research and development costs are expensed as incurred.

Goodwill and Other Intangible Assets: Intangible assets consist of the excess of the purchase cost over the fair value of net assets acquired (goodwill), the ANSYS trade name and non-compete agreements, which are being amortized on the straight-line method over the estimated useful lives of these assets. The Company periodically evaluates the carrying value of goodwill, which was being amortized over three years, based on whether the goodwill is recoverable from expected future undiscounted operating cash flows of the related business. The goodwill recorded in connection with the 1994 Acquisition has been fully amortized at December 31, 1997. Additionally, the Company periodically reviews the carrying value of other intangible assets and will recognize impairments when the expected future operating cash flow derived from such intangible assets is less than their carrying value.

Debt Issuance Costs: Debt issuance costs, which were incurred by the Company in connection with the 1994 Acquisition, were deferred and amortized over the term of the related debt. Debt issuance costs had been included in other intangibles on the consolidated balance sheet. As a result of the early repayment of the 1994 Loan with a portion of the net proceeds from its IPO, the Company wrote off the unamortized balance of the debt issuance cost, which was reflected as an extraordinary item, net of income taxes, in the Consolidated Statement of Operations for the year ended December 31, 1996.

Concentrations of Credit Risk: The Company invests its cash primarily in deposits and money market funds with commercial banks. The Company has not experienced any losses to date on its invested cash.

  The Company has a concentration of credit risk with respect to trade receivables because of the limited number of distributors through which the Company sells its products. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral.

  During 1997, sales by distributors comprised approximately 97% of the Company's total revenue, with two distributors accounting for approximately 14% and 10% of total revenue. During 1996, sales by distributors comprised approximately 96% of the Company's total revenue, with two distributors accounting for approximately 13% and 9% of total revenue. During 1995, sales by distributors comprised approximately 97% of the Company's total revenue, with two distributors accounting for approximately 15% and 10% of total revenue.

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

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the amounts of revenues and expenses during the reported periods. Actual results could differ from the estimates.

Net Income (Loss) Per Share: Effective December 31, 1997, the Company has adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share" issued in February 1997. This Statement requires the disclosure of basic and diluted earnings per share and revises the method required to calculate these amounts under previous standards. Earning per share data for periods prior to 1997 have been restated to reflect adoption of this Statement. The adoption of this standard did not materially impact previously reported earnings per share amounts. Net income (loss) per basic common share is computed using the weighted average number of common shares outstanding during each period. Net income (loss) per diluted common share is computed using the weighted average number of common and common equivalent shares outstanding during each period. Common equivalent shares are not included in the per share calculations where their inclusion would be anti-dilutive, except that, in accordance with certain Securities and Exchange Commission (SEC) Staff Accounting Bulletins, common and common equivalent shares issued within 12 months of the IPO date have been included in the calculation as if they were outstanding for all periods prior to June 20, 1996, using the treasury stock method and the IPO price. Such shares totaled 690,680. Common equivalent shares also consist of the common shares issuable upon the exercise of stock options (using the treasury stock method).

                                                                ANSYS, Inc.   25

                  Notes to Consolidated Financial Statements

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

3. Property and Equipment:

 Property and equipment consisted of the following:

---------------------------------------------------------------------------------------------
     (in thousands)                                     December 31, 1997   December 31, 1996
     ----------------------------------------------------------------------------------------
     Equipment                                                    $ 3,977             $ 3,307
     Computer software                                              2,199               1,920
     Furniture                                                        839                 527
     Leasehold improvements                                           824                 828
     ----------------------------------------------------------------------------------------
                                                                    7,839               6,582
     Less: accumulated depreciation and amortization               (3,068)             (2,248)
     ----------------------------------------------------------------------------------------
                                                                  $ 4,771             $ 4,334
---------------------------------------------------------------------------------------------

  Depreciation expense was approximately $1,373,000, $1,137,000 and $877,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

4. Other Intangible Assets:

 The components of other intangible assets were as follows:

----------------------------------------------------------------------------------------------------
     (in thousands)                    Estimated Useful Lives  December 31, 1997   December 31, 1996
     -----------------------------------------------------------------------------------------------
     Trade names                                           10            $ 1,824            $  1,824
     Non-compete agreements                               5-8              2,000               1,000
     -----------------------------------------------------------------------------------------------
                                                                           3,824               2,824
     Less: accumulated amortization                                       (1,450)             (1,068)
     -----------------------------------------------------------------------------------------------
                                                                         $ 2,374            $  1,756
----------------------------------------------------------------------------------------------------

  During 1997, the Company exercised an option for a non-compete agreement related to the Company's United Kingdom and Netherlands territories. The total purchase price of the non-compete agreement was $1,000,000.


5. Securities Available for Sale:

Securities Available for Sale:

------------------------------------------------------------------------------------------
      (in thousands)                                      December 31, 1997
      ------------------------------------------------------------------------------------
                                                   Gross           Gross             Gross
                                              Unrealized      Unrealized         Estimated
      Long-term:                      Cost         Gains          Losses        Fair Value
      Marketable equity securities     $  -      $  -               $491            $182
      ------------------------------------------------------------------------------------
                                       $  -      $  -               $491            $182
      ------------------------------------------------------------------------------------
                                                  December 31, 1996
      ------------------------------------------------------------------------------------
                                                   Gross           Gross             Gross
                                              Unrealized      Unrealized         Estimated
      Long-term:                      Cost         Gains          Losses        Fair Value
      Marketable equity securities     $  -      $915               $242            $673
      ------------------------------------------------------------------------------------
                                       $  -      $915               $242            $673
------------------------------------------------------------------------------------------

26   ANSYS, Inc.

                  Notes to Consolidated Financial Statements


6. Income Taxes:

  The provision (benefit) for income taxes is comprised of the following:

------------------------------------------------------------------------------------------------------------
(in thousands)                             December 31, 1997       December 31, 1996       December 31, 1995
------------------------------------------------------------------------------------------------------------
Current:
  Federal                                            $ 2,699                 $ 2,886                 $   680
  State                                                   73                     244                       5
  Foreign                                                745                     675                     637
------------------------------------------------------------------------------------------------------------
 Deferred:
  Federal                                                725                  (2,836)                 (2,115)
------------------------------------------------------------------------------------------------------------
   Total                                             $ 4,242                 $   969                 $  (793)
------------------------------------------------------------------------------------------------------------

  The reconciliation of the federal statutory tax rate to the consolidated effective tax rate is as follows:

---------------------------------------------------------------------------------------------------------------------
(in thousands)                                              December 31, 1997   December 31, 1996   December 31, 1995
---------------------------------------------------------------------------------------------------------------------
 Federal statutory tax rate                                             34.0%               34.0%               34.0%
 State income taxes, net of federal benefit                              0.4                 6.1                   -
 Research and experimentation credit                                    (0.9)               (3.8)               (1.1)
 Other                                                                   2.9                 0.7                 0.5
---------------------------------------------------------------------------------------------------------------------
                                                                        36.4%               37.0%               33.4%
---------------------------------------------------------------------------------------------------------------------

  The components of net deferred tax assets and liabilities are as follows:

---------------------------------------------------------------------------------------------------------------------
 (in thousands)                                                          December 31, 1997   December 31, 1996
---------------------------------------------------------------------------------------------------------------------
 Deferred tax assets:
  Goodwill                                                                         $ 4,126             $ 4,148
  Capitalized software                                                               5,081               5,172
  Other intangible assets                                                              422                 370
  Allowance for doubtful accounts                                                      707                 323
  Accrued expenses and liabilities                                                     136                 234
---------------------------------------------------------------------------------------------------------------------
                                                                                    10,472              10,247
---------------------------------------------------------------------------------------------------------------------
 Deferred tax liability:
  Accounts receivable mark-to-market                                                   707                   -
  Property and equipment                                                               286                 189
  Other                                                                                288                 309
---------------------------------------------------------------------------------------------------------------------
                                                                                     1,281                 498
---------------------------------------------------------------------------------------------------------------------
   Net deferred tax asset                                                          $ 9,191             $ 9,749
---------------------------------------------------------------------------------------------------------------------

  Based upon the Company's current and historical taxable income and the anticipated level of future taxable income, management believes it is more likely than not that all of the deferred tax assets will be realized. Accordingly, no valuation allowance has been established against the deferred tax assets.

7. Stockholders' Equity:

  The Company is authorized to issue up to 50,000,000 shares of $.01 par value voting common stock. Upon the closing of the Company's IPO, each Class A share was converted into one share of common stock. Subsequently, the Class A common stock was cancelled.

  On April 19, 1996, the Board of Directors authorized 2,000,000 shares of undesignated preferred stock issuable in one or more series by the Board of Directors. At December 31, 1997 and 1996, there were no shares of preferred stock issued or outstanding.

                                                                ANSYS, Inc.   27

                  Notes to Consolidated Financial Statements


8. Pension and Profit-Sharing Plans:

  The Company maintains both a money purchase pension plan (the "Pension Plan") and a profit-sharing plan (the "Profit-Sharing Plan") for all qualifying full-time employees. The plans are noncontributory. The Pension Plan required the Company to contribute 20% of each participant's compensation annually in 1997, 1996 and 1995, while the Profit-Sharing Plan contribution was determined annually by the Board of Directors, subject to a maximum limitation of 5% of eligible compensation.

  Pension expense was $2,113,00, $1,563,000 and $1,500,000 for the years ended December 31, 1997, 1996 and 1995, respectively. Additionally, profit-sharing expense was $453,000, $319,000 and $346,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

  Effective January 1, 1998, the Compensation Committee of the Board of Directors approved an amendment to the Pension Plan reducing the Company's contribution from 20% to 5%. Additionally, the employee vesting period has been amended to a five year graduated vesting schedule for employer contributions.

  Effective January 1, 1998, the Company also elected to implement the 401(k) feature of the existing Profit-Sharing Plan. Under the 401(k) feature, each eligible employee may elect to contribute to the plan, through payroll deductions, up to 10% of his or her salary, subject to certain limitations. The Company makes matching contributions on behalf of each participant in an amount equal to 100% of the employee contribution up to a maximum of 5% of employee compensation. The employee's vesting period under the Profit-Sharing Plan was also amended to a five year graduated vesting schedule for employer contributions.

9. Non-Compete and Employment Agreements:

  The Company has entered into non-compete agreements with certain holders of the Company's common stock. The agreements preclude the stockholders from competing either directly or indirectly with the Company for a period ranging from one to three years subsequent to termination. Additionally, during 1997, the Company exercised an option for a non-compete agreement related to activities in the Company's United Kingdom and Netherlands territories. The agreement precludes the former ASD from engaging in any competitive business activities previously undertaken pursuant to the former ASD Agreement.

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

10. Stock Option and Grant Plans:

  The Company has two stock option and grant plans - the 1994 Stock Option and Grant Plan ("1994 Stock Plan") and the 1996 Stock Option and Grant Plan ("1996 Stock Plan"). The 1994 and 1996 Stock Plans authorize the grant of up to 868,110 and 2,250,000 shares, respectively, of the Company's common stock in the form of: (i) incentive stock options ("ISOs"), (ii) nonqualified stock options, or
(iii) the issuance or sale of common stock with or without vesting or other restrictions (Stock Grants). Additionally, the 1996 Stock Plan permits the grant of common stock upon the attainment of specified performance goals (Performance Share Awards) and the grant of the right to receive cash dividends with the holders of the common stock as if the recipient held a specified number of shares of the common stock (Dividend Equivalent Rights). No further grants may be made under the 1994 Stock Plan.

The 1994 and 1996 Stock Plans provide that: (i) the exercise price of an ISO must be no less than the fair value of the relevant stock at the date of grant, and (ii) the exercise price of an optionee who possesses more than 10% of the total combined voting power of all classes of stock must be no less than 110% of the fair market value of the stock at the time of grant. The Board of Directors has the authority to set expiration dates no longer than ten years from the date of grant (or five years for an optionee who meets the 10% criteria), payment terms and other provisions of each grant. Shares associated with unexercised options or repurchased shares of common stock become available for options or issuances under the 1996 Stock Plan. The Compensation Committee of the Board of Directors may, in its sole discretion, accelerate or extend the date or dates on which all or any particular award or awards granted under the 1994 and 1996 Stock Plans may be exercised or vest. In the event of a merger, liquidation, or the sale of substantially all of the assets of the Company, the Board of Directors has the discretion to accelerate the vesting of the options granted under the 1994 and 1996 Stock Plans, except that options granted to the Chief Executive Officer and Independent Directors vest automatically in such circumstances. In addition, the 1994 and 1996 Stock Plans and the grants issued thereunder

28   ANSYS, Inc.

                  Notes to Consolidated Financial Statements


terminate upon the effectiveness of any such transaction or event, unless a provision is made in connection with such transaction for the assumption of grants theretofore made. Under the 1996 Stock Plan, at the discretion of the Compensation Committee, any option may include a "reload" feature. Such feature allows an optionee exercising an option to receive, in addition to the number of shares of common stock due on the exercise, an additional option with an exercise price equal to the fair market value of the common stock on the date such additional option is granted.

  In addition, the 1996 Stock Plan provides for the automatic grant of Non-Qualified options to Independent Directors. Under such provisions, options to purchase that number of shares of common stock determined by dividing $200,000 by the option exercise price will be granted to each individual when he or she first becomes a member of the Board of Directors provided that he or she is not an employee of the Company. In addition, on the date five business days following each annual meeting of stockholders of the Company, commencing with the meeting to be held in 1997, each Independent Director who is then serving will be granted an option to purchase that number of shares of common stock determined by dividing $75,000 by the option exercise price. Options granted to Independent Directors under the foregoing provisions will vest in annual installments over four years commencing with the date of grant and will expire ten years after grant, subject to earlier termination if the optionee ceases to serve as a director. The exercisability of these options will be accelerated upon the occurrence of a merger, liquidation or sale of substantially all of the assets of the Company.

  During 1994, the Company issued 1,289,750 shares of restricted common stock to certain officers, employees and members of the Board of Directors. In addition, during 1996 and 1995 the Company issued 135,860 and 30,000 shares of restricted common stock to an officer and members of the Board of Directors, respectively. Substantially all shares of restricted stock and all of the options under both the 1994 and 1996 Stock Plans were issued at the estimated market value of the Company's common stock at the time of issuance. The recipients of the restricted stock are required to continue in the employment or service of the Company for periods up to five years after the date of issuance for ownership to vest and provide for repurchase of unvested restricted stock by the Company at the original purchase price in the event of the termination of employment prior to vesting. Upon termination of employment, the Company repurchased 3,950, 16,750 and 54,850 shares of restricted stock from employees in 1997, 1996 and 1995 respectively.

  Restricted stock purchases, grants and option activity under the 1994 and 1996 Stock Plans, and the issuance of 50,000 shares of restricted stock to members of the Board of Directors under separate agreements, are summarized as follows:


1994 Stock Option and Grant Plan:                             Restricted Stock                    Stock Options
-----------------------------------------------------------------------------------------------------------------------
                                                        Number of          Range of       Number of         Range of
(in thousands, except for range of issue price)          Shares          Issue Price       Options         Issue Price
-------------------------------------------------------------------------------------------------------------------------
     Outstanding at December 31, 1994                         1,290       $ .01-.40              960     $         .11
     Issued/granted                                              30             .40              315               .40
     Exercised                                                    -               -                -                 -
     Repurchased/cancelled                                      (55)         01-.40                -                 -
     --------------------------------------------------------------------------------------------------------------------
     Outstanding at December 31, 1995                         1,265         .01-.40            1,275           .11-.40
     Issued/granted                                           1,096(1)     .11-2.40(1)           553       1.275-11.00
     Exercised                                                    -               -             (973)(1)     .11-1.275(1)
     Repurchased/cancelled                                      (17)            .10              (16)        .40-10.00
     --------------------------------------------------------------------------------------------------------------------
     Outstanding at December 31, 1996                         2,344        .01-2.40              839         .11-11.00
     Issued/granted                                               -               -                -                 -
     Exercised                                                  (79)        .10-.40              (99)        .40-1.275
     Repurchased/cancelled                                       (4)            .10              (86)        .40-10.00
     --------------------------------------------------------------------------------------------------------------------
     Outstanding at December 31, 1997                         2,261       $.01-2.40              654     $   .11-11.00
     --------------------------------------------------------------------------------------------------------------------
     Exercisable at:
      December 31, 1995                                         471                                -
      December 31, 1996                                         721                               91
      December 31, 1997                                         979                              156
-------------------------------------------------------------------------------------------------------------------------

(1) Includes 960 options exercised by a stockholder at an exercise price of $.11 per share. The shares received upon such exercise are restricted subject to repurchase by the Company in certain circumstances and vest in March 1998 and 1999.

                                                                ANSYS, Inc.   29

                  Notes to Consolidated Financial Statements

1996 Stock Option and Grant Plan:                              Stock Options
--------------------------------------------------------------------------------------------
(in thousands, except for range of issue price)    Number of Options   Range of Issue Price
--------------------------------------------------------------------------------------------
     Issued/granted                                              415          $11.75-13.125
     Exercised                                                     -                      -
     Repurchased/cancelled                                        (1)                 11.75
     ---------------------------------------------------------------------------------------
     Outstanding at December 31, 1996                            414           11.75-13.125
     Issued/granted                                              759             6.25-9.625
     Exercised                                                     -                      -
     Repurchased/cancelled                                      (146)           6.25-13.125
     ---------------------------------------------------------------------------------------
     Outstanding at December 31, 1997                          1,027          $ 6.25-13.125
     ---------------------------------------------------------------------------------------
     Exercisable at:
        December 31, 1996                                          -
        December 31, 1997                                         95
--------------------------------------------------------------------------------------------

  The Company has elected to account for stock-based compensation arrangements under the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock-Based Compensation," which resulted in no compensation costs being recorded. The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation expense has been recognized for restricted stock or options which have been issued under the 1994 and 1996 Stock Plans. Had compensation cost for the Company's two stock option and grant plans been determined based upon the fair value at the grant date for the option awards in 1997, 1996 and 1995 consistent with the provisions of SFAS No. 123, the Company's net income (loss) and diluted earnings (loss) per share would have been reduced to the pro forma amounts indicated below:

--------------------------------------------------------------------
(in thousands, except per share data)     1997     1996      1995
--------------------------------------------------------------------
     Net income (loss) - as reported      $7,400   $1,304   $(1,580)
     Net income (loss) - pro forma         7,048      927    (1,585)
     Net income (loss) per basic
      common share - as reported          $ 0.47   $ 0.08   $ (0.18)
     Net income (loss) per basic
      common share - pro forma              0.45     0.05     (0.18)
     Net income (loss) per diluted
      common share - as reported            0.45     0.07     (0.17)
     Net income (loss) per diluted
      common share - pro forma              0.43     0.05     (0.17)
--------------------------------------------------------------------

  The weighted-average fair value of options granted was $6.65 per share in 1997, $9.03 per share in 1996 and $0.40 per share in 1995.

  The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the risk-free interest rates ranging from a low of 5.24% to a high of 6.48%. The interest rates used were determined by using the five year Treasury Note rate at the date of grant. The following assumptions were also used to determine the fair value of each option grant: dividend yields of 0%; expected volatility of 70% and expected term of 5 years.

30   ANSYS, Inc.

                  Notes to Consolidated Financial Statements


11. Employee Stock Purchase Plan:

  The Company's 1996 Employee Stock Purchase Plan ("Purchase Plan") was adopted by the Board of Directors on April 19, 1996 and was subsequently approved by the Company's stockholders. Up to 210,000 shares of common stock may be issued under the Purchase Plan. The Purchase Plan is administered by the Compensation Committee. The first offering under the Purchase Plan commenced on August 1, 1996 and closed on January 31, 1997. Subsequent offerings commence on each February 1 and August 1 thereafter, and have a duration of six months. An employee who owns or is deemed to own shares of stock representing in excess of 5% of the combined voting power of all classes of stock of the Company may not participate in the Purchase Plan.

  During each offering, an eligible employee may purchase shares under the Purchase Plan by authorizing payroll deductions of up to 10% of their cash compensation during the offering period. The maximum number of shares which may be purchased by any participating employee during any offering period is limited to 960 shares (as adjusted by the Compensation Committee from time to time). Unless the employee has previously withdrawn from the offering, his accumulated payroll deductions will be used to purchase common stock on the last business day of the period at a price equal to 85% of the fair market value of the common stock on the first or last day of the offering period, whichever is lower. Under applicable tax rules, an employee may purchase no more than $25,000 worth of common stock in any calendar year. At December 31, 1997, 37,877 shares of common stock were issued under the Purchase Plan. At December 31, 1996, no common stock had been issued under the Purchase Plan.

12. Leases:

  In January 1996 the Company entered into a lease agreement with an unrelated third party for a new corporate office facility, which the Company occupied in February 1997. The lease agreement is for ten years, with an option for five additional years, and includes a rental acceleration at the end of the fifth and tenth years. The Company incurred lease rental expense related to this facility lease of $1,022,000 in 1997. Future minimum lease payments under the facility lease are $1,227,000 per annum for 1998 through 2001.

  Prior to February 1997 the Company had operated from facilities which it had leased from a joint venture held by a corporate officer. The Company incurred lease rental expense related to this lease agreement of $138,000 for the year ended December 31, 1997 and $839,000 for the years ended December 31, 1996 and 1995.

  The Company has also entered into various noncancellable operating leases for equipment. Lease rental expense related to these leases totaled $1,125,000, $1,211,000 and $889,000 for the years ended December 31, 1997, 1996 and 1995, respectively. Future minimum lease payments under operating leases for equipment in effect at December 31, 1997 is $575,000 for 1998 and $178,000 for 1999.

13. Royalty Agreements:

  The Company has entered into various renewable nonexclusive license agreements under which the Company has been granted access to the licensor's patent technology and the right to sell the patent technology in the Company's product line. Royalties are payable to developers of the software at various rates and amounts generally based upon unit sales or revenues. Royalty fees, which are included in cost of sales, were approximately $422,000, $450,000 and $114,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

14. Related Party Transactions:

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

  In addition, another senior executive of the Company purchased restricted shares of common stock with proceeds from a loan from the Company. The loan, which totaled $24,000 in 1997 and 1996, had terms similar to the promissory note described above.

                                                                ANSYS, Inc.   31

                  Notes to Consolidated Financial Statements


15. Geographic Information:

  Revenue by geographic area is as follows:

-----------------------------------------------------------------------------------------------------------------------
                                                                               Other                    Other
     (in thousands)                          United States  Canada  Germany   Europe    Japan   International   Total
    -------------------------------------------------------------------------------------------------------------------
     Year ended December 31, 1997                  $22,881  $  771   $5,113   $11,258   $6,878         $3,646   $50,547
     Year ended December 31, 1996                   22,624   1,196    4,674     9,124    6,248          3,200    47,066
     Year ended December 31, 1995                   17,951     771    4,021     8,242    6,055          2,576    39,616
-----------------------------------------------------------------------------------------------------------------------

16. Commitments and Contingencies:

  The Company had outstanding irrevocable standby letter of credits in the amount of $1,815,000 and $300,000 as of December 31, 1997 and 1996,
respectively. These letters of credit, which expire on September 30, 1998 and November 30, 1998, were issued to either collateralize the Company's obligations to a third party for future performance requirements under a contract or as a guarantee for court-awarded damages related to litigation initiated by the Company. The fair value of the letters of credit approximates the contract value based on the nature of the fee arrangements with the issuing bank. No material losses on these commitments have been incurred, nor are any anticipated.

17. Earnings Per Share:

  Basic earnings per common share (EPS) amounts are computed by dividing earnings after the deduction of preferred stock dividends by the average number of common shares outstanding. Diluted EPS amounts assume the issuance of common stock for all potentially dilutive equivalents outstanding.

 The details of basic and diluted earnings per common share are as follows:

---------------------------------------------------------------------------------------------------------------
     (in thousands, except per share data)                                         1997      1996      1995
     ----------------------------------------------------------------------------------------------------------
     Net income (loss)                                                            $ 7,400  $ 1,304    $(1,580)
     Redeemable preferred stock dividends                                               -     (236)      (445)
     Income (loss) available to common stockholders                               $ 7,400  $ 1,068    $(2,025)
     Weighted average shares outstanding - basic                                   15,742   14,000     11,354
     Net income (loss) per basic earnings per share after extraordinary item      $  0.47  $  0.08    $ (0.18)
     Effect of dilutive securities:
        Shares issuable upon exercise of dilutive
           outstanding restricted stock and stock options                             776      906        850
        Weighted average shares outstanding - diluted                              16,518   14,906     12,204
     Net income (loss) per diluted earnings per share after extraordinary item    $  0.45  $  0.07    $ (0.17)
     Anti-dilutive shares/options                                                     642      720          -
---------------------------------------------------------------------------------------------------------------

32   ANSYS, Inc.

                  Notes to Consolidated Financial Statements


18. Litigation:

  The Company is currently the plaintiff in litigation related to the expiration of an ASD distribution agreement. However, the action has not progressed sufficiently for the Company to estimate a range of possible gain, if any, should it prevail in its pursuit of damages related to this action.

19. Recently Issued Accounting Pronouncements:

  In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No.130, "Reporting Comprehensive Income," which establishes standards for reporting and displaying comprehensive income and its components in a full set of general-purpose financial statements. This Statement, which is effective for financial statements issued for fiscal years beginning after December 15, 1997, requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The Company will adopt SFAS No.130 for its fiscal year ending December 31, 1998.

  Additionally, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No.131, "Disclosures about Segments of an Enterprise and Related Information," which establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. This Statement, which is effective for financial statements for periods beginning after December 15, 1997, also establishes standards for related disclosures about products and services, geographic areas and major customers. Management is currently evaluating the implication of this Statement from both an operations and financial reporting perspective.

                                                                ANSYS, Inc.   33

                 Quarterly Financial Information, (Unaudited)


                                                                                                Fiscal Quarter Ended
------------------------------------------------------------------------------------------------------------------------------------
                                                                            December 31,    September 30,    June 30,    March 31,
          (in thousands, except per share data)                                     1997             1997        1997         1997
          --------------------------------------------------------------------------------------------------------------------------
          Revenue                                                               $14,487           $11,489     $12,557      $12,014

          Gross profit                                                           13,070            10,225      11,231       10,822

          Operating income                                                        3,993             2,504       3,335          890

          Net income                                                              2,748             1,719       2,274          659

          Net income per basic share (3)                                           .17               .11         .15          .04

          Net income per diluted share (3)                                         .17               .10         .14          .04

          Common stock price per share (2) (3):
            High                                                                  11.00             11.25        9.25        13.25
            Low                                                                    6.31              7.00        5.38         7.63
------------------------------------------------------------------------------------------------------------------------------------


                                                                                                Fiscal Quarter Ended
------------------------------------------------------------------------------------------------------------------------------------
                                                                            December 31,    September 30,    June 30,    March 31,
          (in thousands, except per share data)                                     1996             1996        1996         1996
          --------------------------------------------------------------------------------------------------------------------------
          Revenue                                                               $12,332           $12,661     $11,340      $10,733

          Gross profit                                                           11,082            11,258       9,800        9,538

          Operating income                                                        1,257             1,295         652          470

          Net income (loss) after extraordinary item                                823             1,066        (384)        (201)

          Net income (loss) per basic share after
            extraordinary items (3)                                                .05               .07         (.04)        (.03)

          Net income (loss) per diluted share after
            extraordinary items (3)                                                .05               .07         (.04)        (.02)

          Common stock price per share (1) (2):
            High                                                                  15.50             13.63       13.38            -
            Low                                                                   11.00             10.25       11.75            -
------------------------------------------------------------------------------------------------------------------------------------

(1) The Company's common stock trades on the Nasdaq National Market tier of The Nasdaq Stock Market under the symbol: ANSS.

    The common stock prices shown are based on the Nasdaq daily closing stock price.

(2) Effective June 20, 1996, the Company completed its Initial Public Offering of 3,500,000 shares of common stock at $13.00 per share.

(3) The Company has adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share", issued in February 1997. This Statement requires the disclosure of basic and diluted earnings per share and revises the method to calculate these amounts. Earnings per share data for periods prior to 1997 have been restated to reflect adoption of this Statement.

------------------------------------------------------------------------------

    The Company has not paid cash dividends on its common stock as it has retained earnings for use in its business. The Company intends to review its policy with respect to the payment of dividends from time to time, however, there can be no assurance that any dividends will be paid in the future.

    On February 19, 1998, there were 366 shareholders of record and approximately 2,749 beneficial shareholders of the Company's common stock.

34   ANSYS, Inc.

                             Corporate Information
Headquarters
ansysinfo@ansys.com
T 724.746.3304
F 724.514.9494
Toll Free USA and Canada:
1.800.WE.R.FEA.1
Toll Free Mexico:
95.800.9373321

Regional Offices
North America
len.zera@ansys.com
T 248.585.5020
F 248.585.5730

International
jim.tung@ansys.com
T 724.514.3086
F 724.514.3115

Europe
brian.butcher@ansys.com
T 44.118.9880229
F 44.118.9880925

http://www.ansys.com


Officers and Senior
Management

Peter J. Smith
Chairman of the Board of
Directors, President and
Chief Executive Officer

Dr. John A. Swanson
Chief Technologist

James E. Cashman III
Senior Vice President,
Operations

Paul A. Johnson
Senior Vice President,
Product Development

John M. Sherbin II
Chief Financial Officer;
Senior Vice President,
Finance and Administration;
and Secretary

Dr. Joseph S. Solecki
Corporate Fellow

Dr. Shah M. Yunus
Corporate Fellow

Brian Butcher
Managing Director,
European Operations

Paul A. Chilensky
Vice President,
Customer Service

David Conover
Manager, Product
Development

Karen C. Harker
Director, Human Resources

Mark C. Imgrund
Vice President, Corporate
Quality

David S. Secunda
Corporate Counsel

James C. Tung
Vice President,
International Operations

Leonard Zera
Vice President, North
American Sales


Shareholder Information
Requests for information about the Company should be directed to: Investor Relations, ANSYS, Inc., Southpointe,
275 Technology Drive, Canonsburg, PA 15317.
Telephone: 724.514.1782.

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

Stock Listing
Nasdaq National Market Symbol: ANSS

Counsel
Goodwin, Procter, & Hoar L.L.P., Boston, MA

Buchanan Ingersoll Professional Corporation L.L.P.,
Pittsburgh, PA


Annual Meeting
The Annual Meeting of Stockholders will be held on May 6, 1998 at 2:00 p.m. at the law offices of Buchanan Ingersoll, One Oxford Centre, 301 Grant Street, Pittsburgh, PA 15219.

Transfer Agent
Chase Mellon Shareholder Services, Ridgefield Park, NJ

Independent Accountants
Coopers & Lybrand L.L.P., Pittsburgh, PA

ANSYS, Inc. is an Equal Opportunity Employer. As such, it is the Company's policy to promote equal employment opportunity and to prohibit discrimination on the basis of race, color, religion, sex, age, national origin, disability, or status as a veteran in all aspects of employment including recruiting, hiring, training, or promoting personnel. In fulfilling this commitment, the Company shall comply with the letter and spirit of the laws, regulations, and Executive Orders governing equal opportunity in employment; including the Civil Rights Act of 1964, Executive Order 11246, Revised Order Number 4 and amendments thereto.

ANSYS, DesignSpace and ANSYS/ProFEA are registered in the U.S. Patent and Trademark Office. All other trademarks and registered trademarks are the property of their respective owners.

[RECYCLED LOGO] This entire report is printed on recycled paper

                                                                  ANSYS, Inc. 35