Form 10-K, Exhibit 13
period 1998-12-31
ANSYS INC
filed 1999-03-24
CIK 1013462

                             FINANCIAL HIGHLIGHTS

----------------------------------------------------------------------------------------------------------------
                                                           Year Ended December 31,
----------------------------------------------------------------------------------------------------------------
                                                                                                     Pro Forma
                                                                                                      Combined(1)
(in thousands, except per share data)     1998            1997            1996            1995            1994
----------------------------------------------------------------------------------------------------------------
Revenue                               $ 56,553        $ 50,547        $ 47,066       $  39,616        $ 32,823
Operating income                        15,206          10,731           3,674           1,360           2,307
Net income (loss)                       11,349           7,400           1,304          (1,580)            257
Net income (loss)
        per basic share after
        extraordinary item(2)              .71             .47             .08            (.18)             --
Weighted average
        shares - basic(2)               16,052          15,742          14,000          11,354              --
Net income (loss) per
        diluted share after
        extraordinary item(2)              .68             .45             .07            (.17)             --
Weighted average
        shares - diluted(2)             16,581          16,518          14,906          12,204              --
Total assets                          $ 67,998        $ 54,566        $ 43,431       $  42,921       $  44,669
Working capital                         38,049          23,761          14,691           3,196           1,822
Long-term obligations                       --              --              --          33,204          37,696
Redeemable preferred stock                  --              --              --           4,892           4,447
Stockholders' equity                    52,367          40,414          32,974         (10,028)         (7,985)
----------------------------------------------------------------------------------------------------------------

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

(2) The Company has adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share," issued in February 1997. This Statement requires the disclosure of basic and diluted earnings per share and revises the method to calculate these amounts. Earnings per share data for periods prior to 1997 have been restated to reflect adoption of this Statement.


                                              [GRAPH OF CASH, CASH EQUIVALENTS
[GRAPH OF TOTAL REVENUE]                        AND SHORT-TERM INVESTMENTS]
(in millions of dollars)                          (in milions of dollars)


                                                  ANSYS, Inc. 1998 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS


OVERVIEW

  ANSYS, Inc. (the "Company") is a leading international supplier of analysis and engineering software for optimizing the design of new products. The Company is committed to providing the most open and flexible analysis solutions to suit customer requirements for engineering software in today's competitive marketplace. In addition, the Company partners with leading design software suppliers to develop state-of-the-art computer-aided design ("CAD") integrated products. Sales, support and training for customers are provided primarily through the Company's global network of ANSYS Support Distributors ("ASDs"). The Company distributes its ANSYS(R) and DesignSpace(R) product lines through its ASDs, certain direct sales offices, as well as a network of independent distributors and dealers (value-added resellers or "VARs"). The following discussion should be read in conjunction with the audited consolidated financial statements and notes thereto included elsewhere in this report.

  This Annual Report contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements which contain such words as "anticipates," "intends," "believes," "plans" and other similar expressions. The Company's actual results could differ materially from those set forth in the forward-looking statements due to various risks and uncertainties which are detailed in the "Important Factors Regarding Future Results" beginning on page 17.

  For purposes of the following discussion and analysis, the following table sets forth certain consolidated financial data for the years 1998, 1997 and 1996.

----------------------------------------------------------------------------------------
                                                               Year Ended December 31,
----------------------------------------------------------------------------------------
(in thousands)                                                  1998     1997      1996
----------------------------------------------------------------------------------------
Revenue:
 Software licenses                                           $35,463  $35,083   $37,013
 Maintenance and service                                      21,090   15,464    10,053
----------------------------------------------------------------------------------------
  Total revenue                                               56,553   50,547    47,066
----------------------------------------------------------------------------------------
Cost of sales:
 Software licenses                                             3,404    2,833     3,051
 Maintenance and service                                       2,661    2,365     2,337
----------------------------------------------------------------------------------------
  Total cost of sales                                          6,065    5,198     5,388
----------------------------------------------------------------------------------------
Gross profit                                                  50,488   45,349    41,678
Operating expenses:
 Selling and marketing                                        13,137   11,834     9,722
 Research and development                                     11,627   11,004     9,796
 Amortization                                                    884    2,797    10,774
 General and administrative                                    9,634    8,983     7,712
----------------------------------------------------------------------------------------
  Total operating expenses                                    35,282   34,618    38,004
----------------------------------------------------------------------------------------
Operating income                                              15,206   10,731     3,674
Interest expense                                                  --       (1)   (1,669)
Other income                                                   1,931      912       611
----------------------------------------------------------------------------------------
Income before income tax provision and extraordinary item     17,137   11,642     2,616
Income tax provision                                           5,788    4,242       969
----------------------------------------------------------------------------------------
Net income before extraordinary item                          11,349    7,400     1,647
Extraordinary item, net                                           --       --      (343)
----------------------------------------------------------------------------------------
Net income                                                   $11,349  $ 7,400   $ 1,304
----------------------------------------------------------------------------------------

                                                  ANSYS, Inc. 1998 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS

Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

REVENUE. The Company's total revenue increased 11.9% in 1998 to $56.6 million from $50.5 million in 1997. The increase in total revenue in 1998 as compared to 1997 was attributable principally to an increase in revenue from renewals and sales of noncancellable annual leases, for which a portion of the annual license fee is recognized as paid-up revenue upon renewal or inception of the lease, while the remaining portion is recognized ratably over the remaining lease period. This increase, which was partially offset by a decrease in monthly lease license revenue, as described below, was due, in part, to the active sales and licensing of noncancellable annual leases to existing and new lease customers. The increase in total revenue in 1998 was also attributable to increased maintenance and service revenue, which resulted from broader customer usage of maintenance and support services and the Company's continued emphasis on the marketing and promotion of these services.

  Software license revenue totaled $35.5 million in 1998 as compared to $35.1 million in 1997, an increase of 1.1%. The increase resulted principally from an increase in revenue from renewals and sales of noncancellable annual leases and, to a lesser extent, an increase in sales of paid-up licenses in international markets. Revenue from the sale of paid-up licenses and the portion of noncancellable annual leases classified as paid-up revenue increased 29.6% in 1998 to $29.2 million from $22.6 million in 1997. This increase was partially attributable to a refinement of management's estimate relative to the allocation of noncancellable annual lease revenue between paid-up and maintenance revenue. The refinement, which management believes more accurately reflects the Company's current pricing and business practices, resulted in a net revenue increase of approximately $1.3 million during 1998. The increase in software license revenue was substantially offset by a 50.3% decrease in monthly lease license revenue to $6.2 million in 1998 from $12.5 million in 1997. This decrease was attributable to both an increase in the renewal of existing monthly leases as noncancellable annual leases and, to a much lesser extent, the conversion of certain existing leases to paid-up licenses.

  Maintenance and service revenue increased from $15.5 million in 1997 to $21.1 million in 1998. Contributing to the increase were broader customer usage of maintenance and support services and the Company's increased emphasis on marketing and promoting these services, as well as an increase in the renewal and sale of noncancellable annual leases.

  Of the Company's total revenue in 1998, approximately 54.4% and 45.6%, respectively, were attributable to international and domestic sales, as compared to 53.2% and 46.8%, respectively, in 1997.

COST OF SALES AND GROSS PROFIT. The Company's total cost of sales increased 16.7% to $6.1 million, or 10.7% of total revenue, in 1998 from $5.2 million, or 10.3% of total revenue, in 1997. The Company's cost of sales for software license revenue increased 20.2% in 1998 to $3.4 million, or 9.6% of software license revenue, from $2.8 million, or 8.1% of software license revenue, in 1997. The increase was due to additional headcount and related expenses, increased salaries and higher costs associated with the printing of manuals, packing supplies, media and royalty fees. The Company's cost of sales for maintenance and service revenue totaled $2.7 million and $2.4 million, or 12.6% and 15.3% of maintenance and service revenue, in 1998 and 1997, respectively. The increase was primarily attributable to increases in salaries, benefits and consulting fees as additional staff and consultants were added to support the growth in global service revenue and related customer and ASD support needs. The increases in cost of sales for both licenses and maintenance and services discussed above were partially offset by lower pension and profit-sharing costs resulting from plan amendments in fiscal 1998.

  As a result of the foregoing, the Company's gross profit increased 11.3% to $50.5 million in 1998 from $45.3 million in 1997.

SELLING AND MARKETING. Selling and marketing expenses increased 11.0% in 1998 to $13.1 million, or 23.2% of total revenue, from $11.8 million, or 23.4% of total revenue, in 1997. The increase was principally the result of increased consulting and sales support costs incurred in connection with supporting a global sales and marketing infrastructure. Additionally, during 1998 the Company experienced an increase in expenses directly associated with its worldwide users' conference and increased expenses associated with strategic office locations in the United Kingdom, China and Japan. The Company anticipates that it will continue to make significant investments in its global sales and marketing organization to strengthen its competitive position and to support its worldwide sales channels and marketing strategies. These increases were partially offset by lower sales commissions and pension and profit-sharing costs.

RESEARCH AND DEVELOPMENT. Research and development expenses increased 5.7% in 1998 to $11.6 million, or 20.6% of total revenue, from $11.0 million, or 21.8% of total revenue, in 1997. The increase resulted primarily from additional headcount and related expenses, higher salaries and increased consulting costs associated with the releases of ANSYS 5.5 and DesignSpace 4.0, as well as increased computer software costs and hardware-related depreciation expense as the Company continued to invest in software and hardware tools used to develop and enhance the Company's products. These increases were partially offset by a reduction in pension and profit-sharing costs. The Company has traditionally invested significant resources in research and development activities and intends to continue to make significant investments in the future.

ANSYS, Inc. 1998 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS


AMORTIZATION. Amortization expense was $884,000 in 1998 and $2.8 million in 1997. The decrease was attributable to certain intangible assets, including goodwill and capitalized software, becoming fully amortized during the first quarter of 1997.

GENERAL AND ADMINISTRATIVE. General and administrative expenses increased 7.2% in 1998 to $9.6 million, or 17.0% of total revenue, from $9.0 million, or 17.8% of total revenue, in 1997. The increase was primarily attributable to an increase in salaries and headcount and related expenses, as well as higher depreciation expense attributable to computer hardware and software. These increases resulted as the Company continued to add internal information technology, financial and administrative resources to support its global operations and infrastructure. These increases were partially offset by decreases in both pension and profit-sharing costs, as well as bad debt expense.

OTHER INCOME. Other income increased to $1.9 million in 1998 as compared to $912,000 in 1997. The increase was primarily attributable to higher interest-bearing cash and short-term investment balances in 1998.

INCOME TAX PROVISION. The Company's effective rate of taxation was 33.8% in 1998 as compared to 36.4% in 1997. The lower 1998 rate is primarily the result of a full year of benefit related to the use of a foreign sales corporation that was established in the fourth quarter of 1997. The effective rates in both 1998 and 1997 are less than the federal and state combined statutory rates due primarily to the utilization of research and experimentation credits as well as the impact of the foreign sales corporation.

NET INCOME. The Company's net income increased 53.4% to $11.3 million, or $.68 diluted earnings per share, in 1998 as compared to net income of $7.4 million, or $.45 diluted earnings per share, in 1997. The weighted average common and common equivalent shares used in computing diluted earnings per share were 16.6 million in 1998 compared with 16.5 million in 1997.

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

REVENUE. The Company's total revenue increased 7.4% in 1997 to $50.5 million from $47.1 million in 1996. The increase in total revenue in 1997 as compared to 1996 was attributable principally to an increase in revenue from renewals and sales of noncancellable annual leases. The increase, which was partially offset by decreases in monthly lease license revenue and paid-up license revenue, was due, in part, to the active sales and licensing of noncancellable annual leases to existing and new lease customers during 1997. The increase in total revenue in 1997 was also attributable to increased maintenance revenue, which resulted from broader customer usage of maintenance and support services and the Company's continued emphasis on marketing its maintenance services.

  The comparison of the Company's revenue in 1997 and 1996 is affected by the Company's change in licensing and sales practices as they related to leases. Beginning in the third quarter of 1996, the Company began to promote sales and renewals of noncancellable annual leases, for which a portion of the annual license fee is recognized as paid-up revenue upon renewal or inception of the lease, while the remaining portion is recognized as maintenance revenue ratably over the remaining lease period. Prior to the third quarter of 1996, the Company recorded all revenue from lease licenses as license revenue, as earned, because the underlying lease agreements contained provisions which allowed the customer to cancel the lease with 30 days notice. The effect of this change generally was to increase paid-up revenue attributable to sales and renewals of leases and to increase maintenance revenue for 1997 relative to 1996, while resulting in a corresponding decrease in monthly lease license revenue. Had this change not been initiated, software license revenue would have been reported as $37.9 million in 1997 as compared to $37.4 million in 1996, while maintenance and service revenue would have been reported as $12.3 million and $9.6 million in 1997 and 1996, respectively.

  Software license revenue decreased 5.2% in 1997 to $35.1 million from $37.0 million in 1996, resulting principally from existing monthly lease customers shifting to noncancellable annual leases in connection with the renewals of their leases, thereby reducing the portion of their lease fees characterized as license revenue, as described above. The decrease was also due to a decrease in the sale of paid-up licenses in the domestic market as compared to the prior year, as paid-up license revenue for 1996 reflected the recognition of substantial revenue from several large contracts. The foregoing decreases in monthly lease and paid-up revenue were partially offset by an increase in revenue from renewals and sales of leases as noncancellable annual leases, as described above. Revenue from the sale of paid-up licenses, excluding the portion of noncancellable annual leases classified as paid-up revenue, decreased 4.2% in 1997 to $18.6 million from $19.4 million in 1996. The Company also experienced a 27.9% decrease in monthly lease license revenue to $12.5 million in 1997 from $17.4 million in 1996. This decrease was attributable to an increase in the renewal of existing leases as noncancellable annual leases, as well as the conversion of certain existing lease licenses to paid-up licenses in 1997. The total revenue recognized from monthly and noncancellable annual leases was $19.3 million and $18.0 million in 1997 and 1996, respectively, of which $2.8 million and $400,000 were classified as maintenance revenue in 1997 and 1996, respectively. Maintenance and service revenue, excluding the portion of noncancellable annual leases recognized as maintenance revenue, increased 31.6% in 1997 to $12.7 million from $9.6 million in 1996 as a result of broader customer usage of maintenance and support services, the Company's increased emphasis on marketing these services as well as an increase in the renewal and sale of noncancellable annual leases.

  Of the Company's total revenue in 1997, approximately 53.2% and 46.8%, respectively, were attributable to international and domestic sales as compared to 49.4% and 50.6%, respectively, in 1996.

                                                  ANSYS, Inc. 1998 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS


COST OF SALES AND GROSS PROFIT. The Company's total cost of sales decreased 3.5% to $5.2 million in 1997 from $5.4 million in 1996, representing 10.3% and 11.4% of total revenue, respectively. The Company's cost of sales for software license revenue decreased 7.1% in 1997 to $2.8 million, or 8.1% of software license revenue, from $3.1 million, or 8.2% of software license revenue, in 1996. The decrease was due primarily to a reduction in costs related to manuals, packing supplies and media. The Company's cost of sales for maintenance and service revenue remained relatively stable at $2.4 million and $2.3 million, or 15.3% and 23.2% of maintenance and service revenue, for 1997 and 1996, respectively.

  As a result of the foregoing, the Company's gross profit increased 8.8% to $45.3 million in 1997 from $41.7 million in 1996.

SELLING AND MARKETING. Selling and marketing expenses increased 21.7% in 1997 to $11.8 million, or 23.4% of total revenue, from $9.7 million, or 20.7% of total revenue, in 1996. This planned growth was attributable principally to increased personnel costs, including costs associated with increased headcount and compensation expenses related to the ongoing establishment of a global sales and marketing organization, as well as the establishment of strategic offices in the United Kingdom, Michigan and Japan in 1997.

RESEARCH AND DEVELOPMENT. Research and development expenses increased 12.3% in 1997 to $11.0 million, or 21.8% of total revenue, from $9.8 million, or 20.8% of total revenue, in 1996. This increase resulted primarily from employment of additional staff and independent contractors to develop and enhance the Company's products, including a dedicated team working on the development of the Company's DesignSpace products. The increase was partially offset by a decrease in equipment lease expense.

AMORTIZATION. Amortization expense was $2.8 million in 1997 and $10.8 million in 1996. The decrease was attributable to the full amortization of certain of the intangible assets which resulted from the acquisition of the Company in 1994 ("1994 Acquisition"), including goodwill and capitalized software, which became fully amortized in the first quarter of 1997.

GENERAL AND ADMINISTRATIVE. General and administrative expenses increased 16.5% in 1997 to $9.0 million, or 17.8% of total revenue, from $7.7 million, or 16.4% of total revenue, in 1996. The increase is primarily attributable to expenses incurred to increase the allowance for doubtful accounts and an increase in legal fees related to a dispute regarding the expiration of an ASD distribution agreement. Additionally, the Company added internal legal and financial resources to support the operations of a publicly owned company, which were offset by a significant reduction in outside labor and consulting fees.

INTEREST. Interest expense, which was $1,000 in 1997, totaled $1.7 million in 1996. This decrease was attributable to the early repayment of all outstanding debt related to the 1994 Acquisition with the net proceeds from the Company's initial public offering in June 1996.

OTHER INCOME. Other income increased in 1997 to $912,000 as compared to $611,000 for 1996. This increase was primarily attributable to higher interest-bearing cash and investment balances in 1997.

INCOME TAX PROVISION. The Company's effective rate of taxation was 36.4% in 1997, as compared to 37.0% in 1996. These percentages are less than the federal and state combined statutory rates due primarily to the utilization of research and experimentation credits as well as the use of a foreign sales corporation which was established in the fourth quarter of 1997.

NET INCOME. The Company's net income totaled $7.4 million in 1997 as compared to net income before extraordinary item of $1.6 million in 1996. The Company's net income including the extraordinary item in 1996 was $1.3 million. Diluted earnings per share was $.45 in 1997 as compared to diluted earnings per share, after extraordinary item, of $.07 in 1996. The increase in diluted earnings per share was attributable to the increase in net income, as well as the elimination of the preferred stock dividends due to the redemption of the redeemable preferred stock, which occurred at the time of the Company's initial public offering in June 1996. The weighted average shares used in computing net income per diluted common share amounts increased to 16.5 million in 1997 from 14.9 million in 1996 primarily as a result of the initial public offering.

  Effective December 31, 1997, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share," issued in February 1997, and has restated prior periods in accordance with this pronouncement.

ANSYS, Inc. 1998 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS


LIQUIDITY AND CAPITAL RESOURCES

  As of December 31, 1998, the Company had cash, cash equivalents and short-term investments totaling $42.7 million and working capital of $38.0 million, as compared to cash, cash equivalents and short-term investments of $27.8 million and working capital of $23.8 million at December 31, 1997. The short-term investments are generally investment grade and liquid-type, which allows the Company to minimize interest rate risk and to facilitate liquidity in the event an immediate cash need arises.

  The Company's operating activities provided cash of $15.6 million in 1998, $12.7 million in 1997 and $13.5 million in 1996. The increase in cash generated from operations in 1998 as compared to 1997 is primarily the result of increased earnings after the effect of non-cash expenses such as depreciation, amortization and deferred income taxes. The decrease in cash generated from operations in 1997 as compared to 1996 is the result of fluctuations within the individual components of working capital, as well as a decrease in earnings after the effect of depreciation and amortization. Net cash generated by operating activities provided sufficient resources to fund increased headcount and capital needs to support the Company's expansion of its global sales support network, its continued investment in research and development activities and the addition of financial and administrative resources during 1998.

  Cash used in investing activities was $23.5 million in 1998, $16.1 million in 1997 and $2.6 million in 1996. The Company's use of cash for investing activities in 1998 and 1997 was primarily related to the purchase of short-term investments, and to a lesser extent the purchase of computer software, hardware equipment and furniture for the corporate office facility, while the use of cash in 1996 was substantially related to capital expenditures. The Company expects to spend approximately $2.2 million for capital expenditures in 1999, principally for the acquisition of computer hardware and software to support the continued growth of the Company's development activities and expansion of its global sales and support infrastructure.

  Financing activities provided cash of $453,000 in 1998 and $336,000 in 1997, and used cash of $1.9 million in 1996. Cash provided from financing activities in 1998 and 1997 was substantially related to proceeds from the issuance of common stock under employee stock purchase and option plans and the reissuance of treasury shares. Cash provided from financing activities in 1996 was due primarily to the net proceeds of $41.0 million received from the Company's initial public offering on June 25, 1996. These proceeds were more than offset by the repayment of the indebtedness incurred to finance the acquisition of the Company in 1994, payment of related unpaid interest, the redemption of redeemable preferred stock and accumulated dividends thereon, issued in connection with such acquisition.

  The Company believes that existing cash and cash equivalent balances together with cash generated from operations will be sufficient to meet the Company's working capital and capital expenditure requirements through at least the next fiscal year. The Company's cash requirements in the future may also be financed through additional equity or debt financings. There can be no assurance that such financings can be obtained on favorable terms, if at all.

MANAGEMENT'S ASSESSMENT OF THE YEAR 2000

  The year 2000 ("Y2K") problem refers to the inability of software to process date information later than December 31, 1999. Date codes in many software programs are abbreviated to allow only two digits for the year. Software with date-sensitive functions that is not year 2000 compliant may not be able to distinguish whether "00" means 1900 or 2000. When that happens, some software will not work at all and other software will suffer critical calculation and other processing errors. Hardware and other products with embedded chips may also experience problems.

SOFTWARE PRODUCTS. The Company provides analysis and engineering software for optimizing the design of new products. The functionality offered by these products is generally not date dependent and consequently the Company's software products have minimal date sensitivities or dependencies.

  The current releases of the Company's ANSYS and DesignSpace product lines are Y2K Compliant, as defined below. Management believes that essentially 100% of its 1998 license and service revenue has been derived from the sale of Y2K Compliant products and services. The Company defines "Y2K Compliant" as the ability to meet the British Standards Institution DISC PD 2000-1: Year 2000 conformity requirements. This definition provides that Year 2000 conformity shall mean that neither performance nor functionality is affected by dates prior to, during or after the year 2000.

  The Company began shipping Y2K Compliant ANSYS products beginning in 1997 with Release 5.4. The Company believes that versions of the ANSYS products shipped between 1993 and 1996 should function after December 31, 1999. However, the Company cannot make a definitive statement regarding these products because they have not been tested on all platforms or on all versions of operating systems. Consequently, the Company has advised its customers who may still be using these older versions to (a) upgrade to later releases of the Company's software, and
(b) verify that their platforms and operating systems support the transition to the year 2000. ANSYS products shipped prior to 1993 will not function after December 31, 1999 and the Company has continually advised its customers to upgrade such products to newer versions.

                                                  ANSYS, Inc. 1998 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS


  The Company began shipping Y2K Compliant DesignSpace products beginning in 1996 with release 2.0, with the exception that the report generator utility contained in the DesignSpace product may or may not be Y2K Compliant. The report generator extensively utilizes many Microsoft components whose Y2K compliance has not yet been determined; consequently, the DesignSpace report generator utility may or may not be Y2K Compliant.

  Some commentators have predicted significant litigation regarding Y2K compliance issues, and the Company is aware of such lawsuits against other software vendors. Because of the unprecedented nature of such litigation, it is uncertain whether, or to what extent, the Company may be affected. However, at this time the Company believes that the existence of earlier versions of its products that are not Y2K Compliant is not likely to have a material adverse effect on the Company's financial position or results of operations.

INTERNAL SYSTEMS. The Company has developed a Year 2000 Project Plan ("Y2K Plan") that addresses both information technology ("IT") systems (i.e., business systems and the software development environment) and other systems such as elevators, building security and HVAC systems.

  The Y2K Plan includes five phases: 1) raising Company awareness, 2) a company-wide system inventory, 3) criticality assessment, 4) implementation (including remediation, upgrading and/or replacement of certain systems) and 5) compliance certification testing. Phases 1-3 are complete. Phase 4 (implementation) and Phase 5 (compliance certification testing) are underway in an iterative process dependent on what may be found during compliance testing. The following graphs present information on the Company's current overall status of the implementation and compliance phases of the Y2K Plan, as well as information regarding expected final testing completion dates. This information, provided in these graphs, specifically relates to internal systems which have been identified as high or critical importance during the criticality assessment of the Y2K Plan.


COMPLIANCE
STATUS
ESTABLISHED
(in percent)

[GRAPH APPEARS HERE]


REMEDIATION
COMPLETE
(in percent)

[GRAPH APPEARS HERE]


FINAL
CERTIFICATION
TESTING
COMPLETE
(in percent)

[GRAPH APPEARS HERE]


COST OF YEAR 2000 COMPLIANCE EFFORTS. The Company has funded its Y2K Plan from operating cash flows and has not separately accounted for related costs in the past, partly because the responsibilities and costs are distributed throughout the organization and represent a small percentage of total operating costs. The Company's current estimate of total costs to the Company for achieving Y2K compliance is approximately $500,000 over three years (1997 -- 2000), with about two-thirds of those costs estimated to already have been incurred. Implementing the Y2K Plan has caused some delays in other planned IT initiatives; however, these delays have not had a material effect on the Company's operations. There can be no assurance, however, that there will not be a delay in the completion of the Y2K Plan. Such a delay could have a material adverse effect on future results of operations. The Company may experience unforeseen problems and costs related to Y2K compliance that could materially adversely affect the Company's business, results of operations and financial condition.

ANSYS, Inc. 1998 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS


RISKS AND CONTINGENCIES. The Company has initiated the development of a comprehensive Y2K contingency plan to address situations that may result if the Company is unable to achieve Y2K readiness of its critical systems. The contingency plan is expected to be completed during the second quarter of 1999.

THIRD PARTY RELATIONSHIPS. The Company has contacted its distributors and key vendors regarding their Y2K compliance efforts. Although the Company has received information from some of its distributors and vendors regarding their Y2K compliance efforts, there can be no assurance that the Company will not experience disruptions in its ability to conduct business because of Y2K problems experienced by the Company's distributors or vendors. The Company has no practical means to verify Y2K compliance of independent vendors who have not yet responded. To the extent that its key distributors or vendors experience problems relative to achieving Y2K compliance, the Company could suffer unanticipated revenue losses.

  In addition, the Company does not currently have meaningful information concerning the Y2K compliance status of its customers. As is the case with other software companies, if significant numbers of the Company's current or future customers fail to achieve Y2K compliance, or if they divert technology expenditures away from those that were reserved for computer-aided engineering ("CAE") software to address Y2K compliance problems, the Company's business, results of operations or financial condition could be materially adversely affected.

QUALIFICATION. The Year 2000 discussion above contains various forward-looking statements which represent the Company's beliefs or expectations regarding future events. When used in the Year 2000 discussion, the words "believes," "expects," "estimates" and other similar expressions are intended to identify forward-looking statements. Forward-looking statements include, without limitation, the Company's expectations as to when it and its significant distributors, customers and suppliers will complete the implementation and compliance phases of the Y2K Plan, as well as its Year 2000 contingency plans; its estimated costs related to the Y2K Plan; the effect of earlier versions of the Company's products or Y2K problems experienced by key distributors, vendors or customers; and the Company's belief that its internal systems and equipment will be Y2K Compliant in a timely manner. All forward-looking statements involve a number of risks and uncertainties that could cause the actual results to differ materially from the projected results. Factors that may cause these differences include, but are not limited to, the availability of qualified personnel and other information technology resources, the ability to identify and remediate all date-sensitive lines of code or to replace embedded chips in affected systems or equipment, unanticipated delays or expenses related to remediation and the actions of independent third parties with respect to Year 2000 problems.

  The statements in the previous section include "Year 2000 Readiness Disclosures" within the meaning of the Year 2000 Information and Readiness Disclosure Act of 1998.

CONVERSION TO THE EURO

  On January 1, 1999, eleven of the member countries of the European Union established fixed conversion rates between their existing currencies and one common currency, the euro. The legacy currencies will remain legal currency in the participating countries during a transition period through January 1, 2002. Beginning on this date, new euro-denominated currency will be issued and the legacy currencies will be withdrawn from circulation.

  The Company is currently in the early stages of identifying and addressing issues that may result from the euro conversion such as changes to information systems to accommodate euro-denominated transactions, long-term competitive implications and the exposure to market risk with respect to financial instruments. Although our assessment of the impact of the euro conversion is not yet complete, we do not currently believe that the conversion will have a material adverse impact on the Company's financial position or results of operations.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

  In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," which defines derivatives, requires that all derivatives be carried at fair value and provides for hedge accounting when certain conditions are met. The Standard is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. The Company is currently in the process of evaluating the prospective impact of Statement No. 133 on its financial position and results of operations.

                                                  ANSYS, Inc. 1998 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS


IMPORTANT FACTORS REGARDING FUTURE RESULTS

  Information provided by the Company or its spokespersons, including information contained in this Annual Report to Shareholders, may from time to time contain forward-looking statements concerning projected financial performance, market and industry segment growth, product development and commercialization or other aspects of future operations. Such statements will be based on the assumptions and expectations of the Company's management at the time such statements are made. The Company cautions investors that its performance (and, therefore, any forward-looking statement) is subject to risks and uncertainties. Various important factors, including but not limited to the following, may cause the Company's future results to differ materially from those projected in any forward-looking statement.

POTENTIAL FLUCTUATIONS IN OPERATING RESULTS. The Company may experience significant fluctuations in future quarterly operating results. Fluctuations may be caused by many factors, including the timing of new product releases or product enhancements by the Company or its competitors; the size and timing of individual orders, including a fluctuation in the demand for and the ability to complete large contracts; software errors or other product quality problems; competition and pricing; customer order deferrals in anticipation of new products or product enhancements; reduction in demand for the Company's products; changes in operating expenses; changes in the mix of software license and maintenance and service revenue; personnel changes; and general economic conditions. A substantial portion of the Company's operating expenses is related to personnel, facilities and marketing programs. The level of personnel and related expenses cannot be adjusted quickly and is based, in significant part, on the Company's expectation for future revenue. The Company does not typically experience significant order backlog. Further, the Company has often recognized a substantial portion of its revenue in the last month of a quarter, with this revenue frequently concentrated in the last weeks or days of a quarter. During certain quarterly periods, the Company has been dependent upon receiving large orders of perpetual licenses involving the payment of a single up-front fee, which could increase the volatility of the Company's revenue and profit from period to period. More recently, the Company has also experienced an increase in renewals and sales of noncancellable annual leases, for which a portion of the annual license fee is recognized as paid-up revenue upon renewal or inception of the lease. As a result, product revenue in any quarter is substantially dependent on sales completed in the latter part of that quarter, and revenue for any future quarter is not predictable with any significant degree of accuracy.

STOCK MARKET VOLATILITY. Market prices for securities of software companies have generally been volatile. In particular, the market price of the Company's common stock has been and may continue to be subject to significant fluctuations as a result of factors affecting the Company, the software industry or the securities markets in general.

  In addition, a large percentage of the Company's common stock is held by TA Associates, Inc. and various institutional investors. Consequently, actions with respect to the Company's common stock by either TA Associates, Inc. or certain of these institutional investors could have a significant impact on the market price for the stock.

RAPIDLY CHANGING TECHNOLOGY; NEW PRODUCTS; RISK OF PRODUCT DEFECTS. The markets for the Company's products are generally characterized by rapidly changing technology and frequent new product introductions that can render existing products obsolete or unmarketable. A major factor in the Company's future success will be its ability to anticipate technological changes and to develop and introduce in a timely manner enhancements to its existing products and new products to meet those changes. If the Company is unable to introduce new products and respond quickly to industry changes, its business, financial condition and results of operations could be materially adversely affected. The introduction and marketing of new or enhanced products require the Company to manage the transition from existing products in order to minimize disruption in customer purchasing patterns. There can be no assurance that the Company will be successful in developing and marketing, on a timely basis, new products or product enhancements, that its new products will adequately address the changing needs of the marketplace or that it will successfully manage the transition from existing products. Software products as complex as those offered by the Company may contain undetected errors or failures when first introduced or as new versions are released, and the likelihood of errors is increased as a result of the Company's commitment to accelerating the frequency of its product releases. There can be no assurance that errors will not be found in new or enhanced products after commencement of commercial shipments. Any of these problems may result in the loss of or delay in market acceptance, diversion of development resources, damage to the Company's reputation or increased service or warranty costs, any of which could have a materially adverse effect on the Company's business, financial condition and results of operations.

ANSYS, Inc. 1998 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS


DEPENDENCE ON DISTRIBUTORS. The Company distributes its products principally through its global network of 35 independent, regional ASDs. The ASDs sell ANSYS and DesignSpace products to new and existing customers, expand installations within their existing customer base, offer consulting services and provide the first line of ANSYS technical support. The ASDs have more immediate contact with most customers who use ANSYS software than does the Company. Consequently, the Company is highly dependent on the efforts of the ASDs. Difficulties in ongoing relationships with ASDs, such as delays in collecting accounts receivable, failure to meet performance criteria or to promote the Company's products as aggressively as the Company expects and differences in the handling of customer relationships could adversely affect the Company's performance. Additionally, the loss of any major ASD for any reason, including an ASD's decision to sell competing products rather than the Company's products, could have a materially adverse effect on the Company. Moreover, the Company's future success will depend substantially on the ability and willingness of its ASDs to continue to dedicate the resources necessary to promote the Company's products and to support a larger installed base of the Company's products. If the ASDs are unable or unwilling to do so, the Company may be unable to sustain revenue growth.

COMPETITION. The CAD, CAE and computer-aided manufacturing ("CAM") markets are intensely competitive. In the traditional CAE market, the Company's primary competitors include MacNeal-Schwendler Corporation, Hibbitt, Karlsson and Sorenson, Inc. and MARC Analysis Research Corporation. The Company also faces competition from smaller vendors of specialized analysis applications in fields such as computational fluid dynamics. In addition, certain integrated CAD suppliers such as Parametric Technology Corporation, Structural Dynamics Research Corporation and Dassault Systemes provide varying levels of design analysis and optimization and verification capabilities as part of their product offerings. The entrance of new competitors would likely intensify competition in all or a portion of the overall CAD, CAE and CAM markets. Some of the Company's current and possible future competitors have greater financial, technical, marketing and other resources than the Company, and some have well established relationships with current and potential customers of the Company. It is also possible that alliances among competitors may emerge and rapidly acquire significant market share or that competition will increase as a result of software industry consolidation. Increased competition may result in price reductions, reduced profitability and loss of market share, any of which would materially adversely affect the Company's business, financial condition and results of operations.

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

RISKS ASSOCIATED WITH INTERNATIONAL ACTIVITIES. A significant and growing portion of the Company's business comes from outside the United States. Risks inherent in the Company's international business activities include imposition of government controls, export license requirements, restrictions on the export of critical technology, political and economic instability, trade restrictions, changes in tariffs and taxes, difficulties in staffing and managing international operations, longer accounts receivable payment cycles and the burdens of complying with a wide variety of foreign laws and regulations. Effective patent, copyright and trade secret protection may not be available in every foreign country in which the Company sells its products. The Company's business, financial condition and results of operations could be materially adversely affected by any of these risks.

  Additionally, countries in the Asia-Pacific region, including Japan, have continued to experience weaknesses in their currency, banking and equity markets. These weaknesses could adversely affect consumer demand for the Company's products and ultimately the Company's financial position or results of operations.

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

                                                  ANSYS, Inc. 1998 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS


INCREASED RELIANCE ON NONCANCELLABLE ANNUAL LEASES AND PERPETUAL LICENSES. The Company has historically maintained stable recurring revenue from the sale of monthly lease licenses for its software products. During certain periods in the past, the Company experienced an increase in customer preference for perpetual licenses that involve payment of a single up-front fee and that are more typical in the computer software industry. Most recently it has experienced an increase in customer preference for noncancellable annual leases. While monthly lease license revenue currently represents a portion of the Company's software license fee revenue, to the extent that noncancellable annual lease license and perpetual license revenue continue to increase as a percentage of total software license fee revenue, the Company's revenue in any period will increasingly depend on sales completed during that period.

RISKS ASSOCIATED WITH ACQUISITIONS. The Company has consummated and may continue to consummate certain strategic acquisitions in order to provide increased capabilities to its existing products, enter new product and service markets or enhance its distribution channels. The ability of the Company to integrate the acquired businesses, including delivering sales and support, ensuring continued customer commitment, obtaining further commitments and challenges associated with expanding sales in particular markets and retaining key personnel, will impact the success of these acquisitions. If the Company is unable to properly and timely integrate the acquired businesses, there could be a materially adverse effect on the Company's business, financial condition and results of operations.

GENERAL CONTINGENCIES. The Company is subject to various investigations, claims and legal proceedings from time to time that arise in the ordinary course of its business activities. These proceedings include a current Internal Revenue Service examination of the Federal income tax return for the fiscal year ended December 31, 1996. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be resolved unfavorably to the Company.

ANSYS, Inc. 1998 Annual Report

REPORT OF INDEPENDENT ACCOUNTANTS


TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF ANSYS, INC. AND SUBSIDIARIES

  In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, stockholders' equity and cash flows present fairly, in all material respects, the financial position of ANSYS, Inc. and its subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These consolidated financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania
January 28, 1999

                                                  ANSYS, Inc. 1998 Annual Report

CONSOLIDATED BALANCE SHEETS

------------------------------------------------------------------------------------------------------------------------------------

(in thousands, except share data)                                                            December 31, 1998   December 31, 1997
------------------------------------------------------------------------------------------------------------------------------------

ASSETS
Current assets:
 Cash and cash equivalents                                                                             $ 6,589             $13,990
 Short-term investments                                                                                 36,138              13,853
 Accounts receivable, less allowance for doubtful
  accounts of $1,900 in 1998 and $2,080 in 1997                                                          8,943               8,034
 Other current assets                                                                                    1,848               1,911
 Deferred income taxes                                                                                     162                 125
------------------------------------------------------------------------------------------------------------------------------------

  Total current assets                                                                                  53,680              37,913
------------------------------------------------------------------------------------------------------------------------------------

 Securities available for sale                                                                             182                 182
 Property and equipment, net                                                                             3,748               4,771
 Capitalized software costs, net of accumulated
  amortization of $15,627 in 1998 and $15,471 in 1997                                                      426                 260
 Goodwill, net of accumulated amortization of
  $14,678 in 1998 and $14,671 in 1997                                                                      424                  --
 Other intangibles, net                                                                                  1,866               2,374
 Deferred income taxes                                                                                   7,672               9,066
------------------------------------------------------------------------------------------------------------------------------------

  Total assets                                                                                         $67,998             $54,566
------------------------------------------------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Accounts payable                                                                                      $   205             $   235
 Accrued bonuses                                                                                         2,449               2,133
 Other accrued expenses and liabilities                                                                  3,437               2,608
 Customer prepayments                                                                                      168                 746
 Deferred revenue                                                                                        9,372               8,430
------------------------------------------------------------------------------------------------------------------------------------

  Total current liabilities                                                                             15,631              14,152
------------------------------------------------------------------------------------------------------------------------------------

Stockholders' equity:
 Preferred stock, $.01 par value; 2,000,000 shares authorized                                               --                  --
 Common stock, $.01 par value; 50,000,000 shares
  authorized; 16,395,938 and 16,359,134 shares issued in 1998 and 1997                                     164                 164
 Additional paid-in capital                                                                             36,657              36,089
 Less treasury stock, at cost: 0 shares held in 1998 and 68,800 shares held in 1997                                            (12)
 Retained earnings                                                                                      15,676               4,327
 Accumulated other comprehensive income                                                                    120                 120
 Notes receivable from stockholders                                                                       (250)               (274)
------------------------------------------------------------------------------------------------------------------------------------

  Total stockholders' equity                                                                            52,367              40,414
------------------------------------------------------------------------------------------------------------------------------------

   Total liabilities and stockholders' equity                                                          $67,998             $54,566
------------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

ANSYS, Inc. 1998 Annual Report

CONSOLIDATED STATEMENTS OF INCOME

-----------------------------------------------------------------------------------------------------------------------------------
(in thousands, except share data)                                                                          1998     1997      1996
-----------------------------------------------------------------------------------------------------------------------------------
Revenue:
 Software licenses                                                                                      $35,463  $35,083   $37,013
 Maintenance and service                                                                                 21,090   15,464    10,053
-----------------------------------------------------------------------------------------------------------------------------------
  Total revenue                                                                                          56,553   50,547    47,066
-----------------------------------------------------------------------------------------------------------------------------------
Cost of sales:
 Software licenses                                                                                        3,404    2,833     3,051
 Maintenance and service                                                                                  2,661    2,365     2,337
-----------------------------------------------------------------------------------------------------------------------------------
  Total cost of sales                                                                                     6,065    5,198     5,388
-----------------------------------------------------------------------------------------------------------------------------------
Gross profit                                                                                             50,488   45,349    41,678
Operating expenses:
 Selling and marketing                                                                                   13,137   11,834     9,722
 Research and development                                                                                11,627   11,004     9,796
 Amortization                                                                                               884    2,797    10,774
 General and administrative                                                                               9,634    8,983     7,712
-----------------------------------------------------------------------------------------------------------------------------------
  Total operating expenses                                                                               35,282   34,618    38,004
-----------------------------------------------------------------------------------------------------------------------------------
Operating income                                                                                         15,206   10,731     3,674
Interest expense                                                                                             --       (1)   (1,669)
Other income                                                                                              1,931      912       611
-----------------------------------------------------------------------------------------------------------------------------------
Income before income tax provision and extraordinary item                                                17,137   11,642     2,616
Income tax provision                                                                                      5,788    4,242       969
-----------------------------------------------------------------------------------------------------------------------------------
Net income before extraordinary item                                                                     11,349    7,400     1,647
Extraordinary item, net                                                                                      --       --      (343)
-----------------------------------------------------------------------------------------------------------------------------------
Net income                                                                                              $11,349  $ 7,400   $ 1,304
-----------------------------------------------------------------------------------------------------------------------------------
Net income applicable to common stock:
 Net income                                                                                             $11,349  $ 7,400   $ 1,304
 Redeemable preferred stock dividends                                                                        --       --      (236)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                        $11,349  $ 7,400   $ 1,068
Net income per basic common share:
 Net income before extraordinary item                                                                   $   .71  $   .47   $   .10
 Extraordinary item                                                                                          --       --      (.02)
 Basic earnings per share                                                                               $   .71  $   .47   $   .08
 Weighted average shares - basic                                                                         16,052   15,742    14,000
Net income per diluted common share:
 Net income before extraordinary item                                                                   $   .68  $   .45   $   .09
 Extraordinary item                                                                                          --       --      (.02)
 Diluted earnings per share                                                                             $   .68  $   .45   $   .07
 Weighted average shares - diluted                                                                       16,581   16,518    14,906
-----------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

                                                  ANSYS, Inc. 1998 Annual Report

CONSOLIDATED STATEMENTS OF CASH FLOWS

---------------------------------------------------------------------------------------------------------------------
(in thousands)                                                                            1998       1997       1996
---------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
 Net income                                                                           $ 11,349   $  7,400   $  1,304
 Adjustments to reconcile net income to net cash provided by operating activities:
  Depreciation and amortization                                                          2,710      4,170     11,911
  Extraordinary item                                                                        --         --        553
  Deferred income tax provision (benefit)                                                1,357        725     (2,836)
  Provision for bad debts                                                                1,309      1,130        250
 Changes in operating assets and liabilities:
  Accounts receivable                                                                   (2,151)    (2,857)       108
  Other current assets                                                                      63       (576)        89
  Accounts payable, accrued expenses and liabilities and
   customer prepayments                                                                    265       (870)     1,232
  Deferred revenue                                                                         744      3,580        870
---------------------------------------------------------------------------------------------------------------------
   Net cash provided by operating activities                                            15,646     12,702     13,481
---------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
 Capital expenditures                                                                     (917)    (2,063)    (2,544)
 Capitalization of internally developed software costs                                    (322)      (229)      (117)
 Purchases of short-term investments                                                   (28,533)   (13,853)        --
 Maturities of short-term investments                                                    6,248         --         --
 Notes receivable from stockholders                                                         24         28         32
---------------------------------------------------------------------------------------------------------------------
  Net cash used in investing activities                                                (23,500)   (16,117)    (2,629)
---------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
 Payments on long-term debt                                                                 --         --    (21,000)
 Proceeds from issuance of restricted stock                                                 --         --        326
 Proceeds from issuance of common stock under
  Employee Stock Purchase Plan                                                             168        283         --
 Proceeds from exercise of stock options                                                    54         50        119
 Repayment of subordinated notes                                                            --         --    (17,204)
 Redemption of preferred stock and accumulated dividends                                    --         --     (5,128)
 Proceeds from initial public offering, net of issuance costs of $1,300                     --         --     41,015
 Purchase of treasury stock                                                                 (5)        (1)        (2)
 Proceeds from issuance of treasury stock                                                  236          4         --
---------------------------------------------------------------------------------------------------------------------
  Net cash provided by (used in) financing activities                                      453        336     (1,874)
---------------------------------------------------------------------------------------------------------------------
Net (decrease) increase in cash and cash equivalents                                    (7,401)    (3,079)     8,978
Cash and cash equivalents, beginning of year                                            13,990     17,069      8,091
---------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                                                $  6,589   $ 13,990   $ 17,069
---------------------------------------------------------------------------------------------------------------------

Supplemental disclosures of cash flow information:
 Cash paid during the year for:
  Income taxes                                                                        $  3,245   $  4,148   $  2,311
  Interest                                                                                  --         --      2,848
Supplemental noncash investing and financing activities:
 Exercise of option for non-compete agreement                                               --      1,000         --
(Decrease) increase in securities available for sale                                        --       (491)       673
 Acquisition of assets net of liabilities assumed of $198                                  400         --         --
---------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

ANSYS, Inc. 1998 Annual Report

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

--------------------------------------------------------------------------------------------------------------
                                                                   Common Stock    Class A Common   Additional
                                                                  --------------  ---------------     Paid-in
(in thousands)                                                    Shares  Amount  Shares   Amount     Capital
--------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995                                        10,626    $106     994     $ 10      $ 1,351
Treasury stock acquired                                               --      --      --       --           --
Issuance of restricted stock                                         136       1      --       --          325
Conversion of Class A shares into common stock                       994      10    (994)     (10)          --
Issuance of common stock                                           3,500      35      --       --       40,980
Reinstatement of adjustment for predecessor basis                     --      --      --       --       (7,010)
Exercise of stock options                                            973      10                           109
Dividends accrued on redeemable preferred stock                       --      --      --       --           --
Repayment of note receivable from stockholder                         --      --      --       --           --
Net income for the year                                               --      --      --       --           --
Other comprehensive income                                            --      --      --       --           --
--------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996                                        16,229     162      --       --       35,755
Treasury stock acquired                                               --      --      --       --           --
Treasury stock sold                                                   --      --      --       --            3
Exercise of stock options                                             92       1      --       --           49
Issuance of common stock under Employee
 Stock Purchase Plan                                                  38       1      --       --          282
Repayment of note receivable from stockholder                         --      --      --       --           --
Net income for the year                                               --      --      --       --           --
Other comprehensive income                                            --      --      --       --           --
--------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997                                        16,359     164                        36,089
Treasury stock acquired                                               --      --      --       --           --
Treasury stock sold                                                   --      --      --       --          221
Exercise of stock options                                             27      --      --       --          180
Issuance of common stock under Employee
 Stock Purchase Plan                                                  10      --      --       --          167
Repayment of note receivable from stockholder                         --      --      --       --           --
Net income for the year                                               --      --      --       --           --
Other comprehensive income                                            --      --      --       --           --
--------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998                                        16,396    $164      --     $ --      $36,657
--------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

                                                  ANSYS, Inc. 1998 Annual Report

------------------------------------------------------------------------------------------------------
  Adjustment                                       Accumulated            Notes
         for     Treasury Stock      Retained            Other        Receivable               Total             Total
 Predecessor     ---------------     Earnings    Comprehensive              from       Stockholders'     Comprehensive
       Basis     Shares   Amount    (Deficit)           Income      Stockholders              Equity            Income
------------------------------------------------------------------------------------------------------   ---------------
     $(7,010)        55     $(10)     $(4,141)              --             $(334)           $(10,028)
          --         17       (2)          --               --                --                  (2)
          --         --       --           --               --                --                 326
          --         --       --           --               --                --                  --
          --         --       --           --               --                --              41,015
       7,010         --       --           --               --                --                  --
          --         --       --           --               --                --                 119
          --         --       --         (236)              --                --                (236)
          --         --       --           --               --                32                  32
          --         --       --        1,304               --                --               1,304           $ 1,304
          --         --       --           --            $ 444                --                 444               444
------------------------------------------------------------------------------------------------------   ---------------
          --         72      (12)      (3,073)             444              (302)             32,974             1,748
------------------------------------------------------------------------------------------------------   ---------------
          --          4       (1)          --               --                --                  (1)
          --         (7)       1           --               --                --                   4
          --         --       --           --               --                --                  50

          --         --       --           --               --                --                 283
          --         --       --           --               --                28                  28
          --         --       --        7,400               --                --               7,400             7,400
          --         --       --           --             (324)               --                (324)             (324)
------------------------------------------------------------------------------------------------------   ---------------
          --         69      (12)       4,327              120              (274)             40,414             7,076
------------------------------------------------------------------------------------------------------   ---------------
          --         15       (5)          --               --                --                  (5)
          --        (70)      15           --               --                --                 236
          --         --       --           --               --                --                 180

          --        (14)       2           --               --                --                 169
          --         --       --           --               --                24                  24
          --         --       --       11,349               --                --              11,349            11,349
          --         --       --           --               --                --                  --                --
------------------------------------------------------------------------------------------------------   ---------------
     $    --         --     $ --      $15,676            $ 120             $(250)           $ 52,367           $11,349
------------------------------------------------------------------------------------------------------   ---------------

ANSYS, Inc. 1998 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. ORGANIZATION AND INITIAL PUBLIC OFFERING

  ANSYS, Inc. (the "Company"), formerly SAS Holdings, Inc., is a holding company incorporated on January 12, 1994 for the purpose of acquiring substantially all of the assets and technology, and assuming certain liabilities of Swanson Analysis Systems, Inc. (the "1994 Acquisition"). The Company develops, markets and supports a family of mechanical computer-aided engineering software products. The Company's products are marketed and sold to companies throughout the world which operate in many industries, including automotive, aerospace and electronics.

  Effective June 20, 1996, the Company completed an initial public offering ("IPO") of 3,500,000 shares of Common Stock at $13.00 per share. The net proceeds (after deducting underwriting discounts and commissions and offering expenses) totaled $41.0 million and were used as follows: (i) the repayment of approximately $18.5 million of senior secured indebtedness (the "1994 Loan"), including accrued and unpaid interest; (ii) the repayment of $17.5 million of 10% Subordinated Notes (the "Subordinated Notes"), including accrued and unpaid interest; and (iii) the redemption of $5.1 million of Redeemable Preferred Stock, including accumulated dividends.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION: The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, ASN Systems Limited, SAS IP, Inc. and ANSYS Foreign Sales Corporation. All significant intercompany accounts and transactions have been eliminated in consolidation.

REVENUE RECOGNITION: In October 1997, the Financial Accounting Standards Board approved the American Institute of Certified Public Accountants Statement of Position ("SOP") 97-2, "Software Revenue Recognition." This SOP provides guidance on when revenue should be recognized and in what amounts for licensing, selling, leasing or otherwise marketing computer software. This SOP supersedes SOP 91-1, "Software Revenue Recognition." Beginning in December 1997, the Company has adopted the provisions of SOP 97-2 and its current revenue recognition policies are in conformance with the guidelines of the Statement.

  The Company's products are sold primarily through distributors, who are resellers with respect to the Company's products. Revenue is derived principally from the licensing of computer software products, either on an annual lease, monthly lease or perpetual basis, and from related maintenance contracts. Revenue from product licensing for perpetual licenses is recognized upon delivery of the product, acceptance by the customer and receipt of a signed contractual obligation provided that no significant Company obligations remain and collection of the receivable is probable. A portion of the license fees from noncancellable annual leases is recognized as paid-up revenue upon inception of the lease. The remaining portion is recognized ratably over the remaining lease period. Revenue for monthly lease licenses is recognized monthly, as earned, because the lease license agreements can be cancelled by the customers with 30 days notice. Revenue from maintenance contracts is recognized ratably over the term of the contract. Costs related to maintenance obligations are expensed as incurred. Revenue from training, support and other services is recognized as the services are performed.

CASH EQUIVALENTS: For purposes of the consolidated statements of cash flows, the Company considers highly liquid deposits in money market funds to be cash equivalents. Cash equivalents are recorded at cost, which approximates fair value.

SHORT-TERM INVESTMENTS: The Company considers investments backed by government agencies or U.S. financial institutions and which have a maturity or renewal option between thirty days and up to one year from the date of purchase to be short-term investments. Short-term investments are recorded at cost, which approximates fair value.

SECURITIES AVAILABLE FOR SALE: The Company follows the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," which addresses the classification, accounting and disclosure of investments in debt and equity securities. In accordance with Statement No. 115, the Company has investments in marketable equity securities that have been classified as available-for-sale, and accordingly are carried at fair value, with the unrealized gains and losses, net of tax, reported in a separate component of stockholders' equity.

PROPERTY AND EQUIPMENT: Property and equipment is stated at cost. Depreciation is computed on the straight-line method over the estimated useful lives of the various classes of assets, which range from one to seven years. Repairs and maintenance are charged to expense as incurred. Gains or losses from the sale or retirement of property and equipment are included in the results of operations.

CAPITALIZED SOFTWARE: Internally developed computer software costs and costs of product enhancements are capitalized subsequent to the determination of technological feasibility; such capitalization continues until the product becomes available for general release. Amortization of capitalized software costs, both for internally developed as well as for purchased software products, is computed on a product-by-product basis

                                                  ANSYS, Inc. 1998 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


over the estimated economic life of the product, which is generally three years. Amortization is the greater of the amount computed using: (i) the ratio of the current year's gross revenue to the total current and anticipated future gross revenue for that product or (ii) the straight-line method over the estimated life of the product.

  The Company periodically reviews the carrying value of capitalized software, and impairments are recognized in the results of operations when the expected future undiscounted operating cash flow derived from the capitalized software is less than its carrying value.

RESEARCH AND DEVELOPMENT COSTS: Research and development costs are expensed as incurred.

GOODWILL AND OTHER INTANGIBLE ASSETS: Intangible assets consist of the excess of the purchase cost over the fair value of net assets acquired ("goodwill"), the ANSYS trade name and non-compete agreements. These assets are being amortized on the straight-line method over their estimated useful lives. The Company periodically evaluates the carrying value of goodwill based on whether the goodwill is recoverable from expected future undiscounted operating cash flows of the related business. The Company periodically reviews the carrying value of other intangible assets and will recognize impairments when the expected future operating cash flow derived from such intangible assets is less than their carrying value.

DEBT ISSUANCE COSTS: Debt issuance costs, which were incurred by the Company in connection with the 1994 Acquisition, were deferred and amortized over the term of the related debt. Debt issuance costs had been included in other intangibles on the consolidated balance sheets. As a result of the early repayment of the 1994 Loan with a portion of the net proceeds from the IPO, the Company wrote off the unamortized balance of the debt issuance cost, which was reflected as an extraordinary item, net of income taxes, in the Consolidated Statement of Income for the year ended December 31, 1996.

CONCENTRATIONS OF CREDIT RISK: The Company invests its excess cash primarily in deposits, money market funds and commercial paper with commercial banks. The Company has not experienced any losses to date on its invested cash.

  The Company has a concentration of credit risk with respect to trade receivables because of the limited number of distributors through which the Company sells its products. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral.

  During 1998, sales by distributors comprised approximately 82% of the Company's total revenue, with two distributors accounting for approximately 13% and 10% of total revenue. During 1997, sales by distributors comprised approximately 97% of the Company's total revenue, with two distributors accounting for approximately 14% and 10% of total revenue. During 1996, sales by distributors comprised approximately 96% of the Company's total revenue, with two distributors accounting for approximately 13% and 9% of total revenue.

INCOME TAXES: Deferred tax assets and liabilities are determined based on temporary differences between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

FOREIGN CURRENCY TRANSACTIONS: Certain of the Company's sales transactions are denominated in foreign currencies. These transactions are translated to U.S. dollars at the exchange rate on the transaction date. Accounts receivable in foreign currencies at year-end are translated at the effective exchange rate on that date. Gains and losses resulting from foreign exchange transactions are included in the results of operations.

USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the amounts of revenue and expenses during the reported periods. Actual results could differ from the estimates.

EARNINGS PER SHARE: Effective December 31, 1997, the Company has adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share," issued in February 1997. This Statement requires the disclosure of basic and diluted earnings per share and revises the method to calculate these amounts under previous standards. Earnings per share data for periods prior to 1997 have been restated to reflect adoption of this Statement. The adoption of this standard did not materially impact previously reported earnings per share amounts. Net income per basic common share is computed using the weighted average number of common shares outstanding during each period. Net income per diluted common share is computed using the weighted average number of common and common equivalent shares outstanding during each period. Common equivalent shares are not included in the per share calculations where their inclusion would be anti-dilutive.

RECLASSIFICATIONS: Certain reclassifications have been made to the 1997 and 1996 financial statements to conform to the 1998 presentation.

ANSYS, Inc. 1998 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


3. PROPERTY AND EQUIPMENT

  Property and equipment consists of the following:

-----------------------------------------------------------------------------------------
(in thousands)                                     December 31, 1998   December 31, 1997
-----------------------------------------------------------------------------------------
Equipment                                                    $ 4,815             $ 3,977
Computer software                                              2,340               2,199
Furniture                                                        877                 839
Leasehold improvements                                           824                 824
-----------------------------------------------------------------------------------------
                                                               8,856               7,839
Less: accumulated depreciation and amortization               (5,108)             (3,068)
-----------------------------------------------------------------------------------------
                                                             $ 3,748             $ 4,771
-----------------------------------------------------------------------------------------

  Depreciation and amortization expense related to property and equipment was approximately $2,040,000, $1,626,000 and $1,374,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

4. OTHER INTANGIBLE ASSETS

  Other intangible assets consists of the following:

-----------------------------------------------------------------------------------------------------------------------------------
(in thousands)                                                      Estimated Useful Lives   December 31, 1998   December 31, 1997
-----------------------------------------------------------------------------------------------------------------------------------
Trade name                                                                              10             $ 1,824             $ 1,824
Non-compete agreements                                                                 5-8               2,000               2,000
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                         3,824               3,824
Less: accumulated amortization                                                                          (1,958)             (1,450)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                       $ 1,866             $ 2,374
-----------------------------------------------------------------------------------------------------------------------------------

5. OTHER COMPREHENSIVE INCOME

  Other comprehensive income is as follows:

-----------------------------------------------------------------------------------------------------------------------------------
(in thousands)                                                      December 31, 1998        December 31, 1997   December 31, 1996
-----------------------------------------------------------------------------------------------------------------------------------
Unrealized gains (losses) on securities                                        $   --                  $  (491)            $   673
Tax effect                                                                         --                      167                (229)
-----------------------------------------------------------------------------------------------------------------------------------
Other comprehensive income (loss)                                              $   --                  $  (324)            $   444
-----------------------------------------------------------------------------------------------------------------------------------

6. INCOME TAXES

  The provision (benefit) for income taxes is comprised of the following:

-----------------------------------------------------------------------------------------------------------------------------------
(in thousands)                                                      December 31, 1998        December 31, 1997   December 31, 1996
-----------------------------------------------------------------------------------------------------------------------------------
Current:
  Federal                                                                     $ 3,357                  $ 2,699             $ 2,886
  State                                                                           220                       73                 244
  Foreign                                                                         854                      745                 675
-----------------------------------------------------------------------------------------------------------------------------------
Deferred:
  Federal                                                                       1,235                      725              (2,836)
  State                                                                           122                       --                  --
-----------------------------------------------------------------------------------------------------------------------------------
    Total                                                                     $ 5,788                  $ 4,242             $   969
-----------------------------------------------------------------------------------------------------------------------------------

                                                  ANSYS, Inc. 1998 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


  The reconciliation of the federal statutory tax rate to the consolidated effective tax rate is as follows:

-----------------------------------------------------------------------------------------------------------------------------------
                                                                    December 31, 1998        December 31, 1997   December 31, 1996
-----------------------------------------------------------------------------------------------------------------------------------
Federal statutory tax rate                                                       34.0%                    34.0%               34.0%
State income taxes, net of federal benefit                                        0.8                      0.4                 6.1
Research and experimentation credit                                              (1.2)                    (0.9)               (3.8)
Other                                                                             0.2                      2.9                 0.7
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                 33.8%                    36.4%               37.0%
-----------------------------------------------------------------------------------------------------------------------------------

The components of deferred tax assets and liabilities are as follows:

----------------------------------------------------------------------------------------------------------------------
(in thousands)                                                             December 31, 1998        December 31, 1997
----------------------------------------------------------------------------------------------------------------------
Deferred tax assets:
  Goodwill                                                                           $ 4,145                  $ 4,553
  Capitalized software                                                                 4,483                    5,071
  Other intangible assets                                                                473                      426
  Allowance for doubtful accounts                                                        675                      733
  Accrued expenses and liabilities                                                       159                      146
----------------------------------------------------------------------------------------------------------------------
                                                                                       9,935                   10,929
----------------------------------------------------------------------------------------------------------------------
Deferred tax liabilities:
  Accounts receivable mark-to-market                                                     585                      707
  Property and equipment                                                                 169                      286
  Other                                                                                1,347                      745
----------------------------------------------------------------------------------------------------------------------
                                                                                       2,101                    1,738
----------------------------------------------------------------------------------------------------------------------
    Net deferred tax assets                                                          $ 7,834                  $ 9,191
----------------------------------------------------------------------------------------------------------------------

  Based upon the Company's current and historical taxable income and the anticipated level of future taxable income, management believes it is more likely than not that all of the deferred tax assets will be realized. Accordingly, no valuation allowance has been established against the deferred tax assets.

7. STOCKHOLDERS' EQUITY

  The Company is authorized to issue up to 50,000,000 shares of $.01 par value voting common stock. Upon the closing of the Company's IPO, each Class A share was converted into one share of common stock. Subsequently, the Class A common stock was cancelled.

  On April 19, 1996, the Board of Directors authorized 2,000,000 shares of undesignated preferred stock issuable in one or more series by the Board of Directors. At December 31, 1998 and 1997, there were no shares of preferred stock issued or outstanding.

8. PENSION AND PROFIT-SHARING PLANS

  The Company maintains both a money purchase pension plan (the "Pension Plan") and a 401(k) / profit-sharing plan (the "Profit-Sharing Plan") for all qualifying full-time employees. The Pension Plan is a noncontributory plan and required the Company to contribute 20% of each participant's compensation annually in 1997 and 1996. A plan amendment, effective January 1, 1998, reduced the Company contribution to 5% of each participant's salary.

  In 1997 and 1996, the Profit-Sharing Plan was noncontributory. An amendment to this plan, effective January 1, 1998, invoked the 401(k) feature of the plan, thereby permitting employee contributions up to 10% of eligible compensation. The Company makes matching contributions on behalf of each participant in an amount equal to 100% of the employee contribution up to a maximum of 5% of employee compensation. The employee vesting period was also amended to a five year graduated vesting schedule for employer contributions. Under the profit-sharing provisions of the plan, the Company contribution is determined annually by the Board of Directors, subject to a maximum limitation of 5% of eligible compensation.

  Total expense related to the Pension and Profit-Sharing plans was $1,144,000 in 1998, $2,566,000 in 1997 and $1,882,000 in 1996.

ANSYS, Inc. 1998 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


9. NON-COMPETE AND EMPLOYMENT AGREEMENTS

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

  The Company has entered into employment agreements with the Chief Executive Officer and another senior executive. The terms of the agreements are substantially similar except with respect to minimum annual base salary. In the event the Chief Executive Officer is terminated without cause, his employment agreement provides for severance at the annual rate of $300,000 for the later of a period of one year after termination or when he accepts other employment. In the event the other senior executive is terminated without cause, his employment agreement provides that the Company will continue to pay his base salary of $256,000, subject to specified cost of living increases, through the later of March 14, 1999 or six months from the date of termination. The Chief Executive Officer and the other senior executive are subject to one and three-year restrictions on competition, respectively, following termination of employment under the circumstances described in each contract.

10. STOCK OPTION AND GRANT PLANS

  The Company has two stock option and grant plans -- the 1994 Stock Option and Grant Plan ("1994 Stock Plan") and the 1996 Stock Option and Grant Plan ("1996 Stock Plan"). The 1994 and 1996 Stock Plans authorize the grant of up to 868,110 and 3,250,000 shares, respectively, of the Company's common stock in the form of: (i) incentive stock options ("ISOs"), (ii) nonqualified stock options or
(iii) the issuance or sale of common stock with or without vesting or other restrictions. Additionally, the 1996 Stock Plan permits the grant of common stock upon the attainment of specified performance goals and the grant of the right to receive cash dividends with the holders of the common stock as if the recipient held a specified number of shares of the common stock. No further grants may be made under the 1994 Stock Plan.

  The 1994 and 1996 Stock Plans provide that: (i) the exercise price of an ISO must be no less than the fair value of the stock at the date of grant and (ii) the exercise price of an ISO held by an optionee who possesses more than 10% of the total combined voting power of all classes of stock must be no less than 110% of the fair market value of the stock at the time of grant. The Board of Directors has the authority to set expiration dates no later than ten years from the date of grant (or five years for an optionee who meets the 10% criteria), payment terms and other provisions for each grant. Shares associated with unexercised options or repurchased shares of common stock become available for options or issuances under the 1996 Stock Plan. The Compensation Committee of the Board of Directors may, at its sole discretion, accelerate or extend the date or dates on which all or any particular award or awards granted under the 1994 and 1996 Stock Plans may vest or be exercised. In the event of a merger, liquidation or sale of substantially all of the assets of the Company, the Board of Directors has the discretion to accelerate the vesting of the options granted under the 1994 and 1996 Stock Plans, except that options granted to the Chief Executive Officer and Independent Directors vest automatically. Under certain scenarios, other optionees may also automatically vest upon the occurrence of such an event. In addition, the 1994 and 1996 Stock Plans and the grants issued thereunder terminate upon the effectiveness of any such transaction or event, unless a provision is made in connection with such transaction for the assumption of grants theretofore made. Under the 1996 Stock Plan, at the discretion of the Compensation Committee, any option may include a "reload" feature. Such feature allows an optionee exercising an option to receive, in addition to the number of shares of common stock due on the exercise, an additional option with an exercise price equal to the fair market value of the common stock on the date such additional option is granted.

  In addition, the 1996 Stock Plan provides for the automatic grant of nonqualified options to Independent Directors. Under such provisions, options to purchase that number of shares of common stock determined by dividing $200,000 by the option exercise price will be granted to each individual when he or she first becomes a member of the Board of Directors, provided that he or she is not an employee of the Company. In addition, in 1998 the Board of Directors amended the 1996 Stock Plan to provide that on the date five business days following each annual meeting of stockholders of the Company, each Independent Director who is then serving will be granted an option to purchase 12,000 shares of common stock at the option exercise price. Options granted to Independent Directors under the foregoing provisions will vest in annual installments over four years, commencing with the date of grant and will expire ten years after the grant, subject to earlier termination if the optionee ceases to serve as a director. The exercisability of these options will be accelerated upon the occurrence of a merger, liquidation or sale of substantially all of the assets of the Company.

  During 1994, the Company issued 1,289,750 shares of restricted common stock to certain officers, employees and members of the Board of Directors. In addition, during 1996 the Company issued 135,860 shares of restricted common stock to an officer and during 1995 issued 30,000 shares of restricted common stock to members of the Board of Directors. Substantially all shares of restricted stock and all of the options under both the 1994 and 1996 Stock Plans were issued at the estimated market value of the Company's common stock at the time of issuance. The recipients of the restricted stock are required to continue in the employment or service of the Company for periods of up to five years after the date of issuance for ownership to vest and provide for repurchase of unvested restricted stock by the Company at the original purchase price in the event of the termination of employment prior to vesting. Upon termination of employment, the Company repurchased 14,950, 3,950 and 16,750 shares of restricted stock from employees in 1998, 1997 and 1996, respectively.

                                                  ANSYS, Inc. 1998 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


  Restricted stock purchases, grants and option activity under the 1994 and 1996 Stock Plans, and the issuance of restricted stock to members of the Board of Directors under separate agreements, are summarized as follows:

1994 Stock Option and Grant Plan                         Restricted Stock                        Stock Options
----------------------------------------------------------------------------------------------------------------------------
                                                  Number of            Range of         Number of               Range of
(in thousands, except for range of issue price)      Shares         Issue Price           Options            Issue Price
----------------------------------------------------------------------------------------------------------------------------
Outstanding at December 31, 1995                      1,265           $ .01-.40             1,275           $    .11-.40
Issued/granted                                        1,096/(1)/       .11-2.40/(1)/          553            1.275-11.00
Exercised                                              (769)                 --              (973)/(1)/        .11-1.275/(1)/
Repurchased/cancelled                                   (17)                .10               (16)             .40-10.00
----------------------------------------------------------------------------------------------------------------------------
Outstanding at December 31, 1996                      1,575            .01-2.40               839              .40-11.00
Issued/granted                                           --                  --                --                     --
Exercised                                              (204)            .10-.40               (99)             .40-1.275
Repurchased/cancelled                                    (4)                .10               (86)             .40-10.00
----------------------------------------------------------------------------------------------------------------------------
Outstanding at December 31,1997                       1,367            .01-2.40               654              .40-11.00
Issued/granted                                           --                  --                --                     --
Exercised                                              (507)            .01-.40               (56)             .40-1.275
Repurchased/cancelled                                   (23)            .10-.40               (72)             .40-10.00
----------------------------------------------------------------------------------------------------------------------------
Outstanding at December 31,1998                         837           $.01-2.40               526           $  .40-11.00
----------------------------------------------------------------------------------------------------------------------------
Exercisable at:
  December 31, 1996                                      11                                    91
  December 31, 1997                                      53                                   156
  December 31, 1998                                      90                                   292
----------------------------------------------------------------------------------------------------------------------------

/(1)/Includes 960,000 options exercised by a stockholder at an exercise price of $.11 per share. The shares received upon such exercise were restricted subject to repurchase by the Company in certain circumstances. Of the total shares, 368,160 shares became vested in March 1998 and were issued to the holder; the remaining 591,840 will vest in March 1999.

1996 Stock Option and Grant Plan                         Stock Options
------------------------------------------------------------------------------
                                                  Number of          Range of
(in thousands, except for range of issue price)     Options       Issue Price
------------------------------------------------------------------------------
Issued/granted                                          415    $11.75-$13.125
Exercised                                                --                --
Repurchased/cancelled                                    (1)            11.75
------------------------------------------------------------------------------
Outstanding at December 31, 1996                        414      11.75-13.125
Issued/granted                                          759        6.25-9.625
Exercised                                                --                --
Repurchased/cancelled                                  (146)      6.25-13.125
------------------------------------------------------------------------------
Outstanding at December 31, 1997                      1,027       6.25-13.125
------------------------------------------------------------------------------
Issued/granted                                          919       6.00-11.313
Exercised                                               (40)       6.25-9.625
Repurchased/cancelled                                  (157)       6.25-13.00
------------------------------------------------------------------------------
Outstanding at December 31, 1998                      1,749    $   6.00-13.13
------------------------------------------------------------------------------
Exercisable at:
  December 31, 1997                                      95
  December 31, 1998                                     270
------------------------------------------------------------------------------

  The Company has elected to account for stock-based compensation arrangements under the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock-Based Compensation." The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation expense has been recognized for restricted stock or options which have been issued under the 1994 and 1996 Stock Plans. Had compensation cost for the Company's two stock option and grant plans been determined based upon the fair value at the grant date for the option awards in 1998, 1997 and 1996 consistent with the provisions of SFAS No. 123, the Company's net income and basic and diluted earnings per share would have been reduced to the pro forma amounts indicated on the following page:

ANSYS, Inc. 1998 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

-----------------------------------------------------------------------------
(in thousands, except per share data)                 1998     1997    1996
-----------------------------------------------------------------------------
Net income - as reported                             $11,349  $7,400  $1,304
Net income - pro forma                                10,947   7,048     927
Net income per basic common share - as reported      $ 0 .71  $ 0.47  $ 0.08
Net income per basic common share - pro forma           0.68    0.45    0.05
Net income per diluted common share - as reported       0.68    0.45    0.07
Net income per diluted common share - pro forma         0.66    0.43    0.05
-----------------------------------------------------------------------------

  The weighted-average fair value of options granted was $8.83 per share in 1998, $6.65 per share in 1997 and $9.03 per share in 1996.

  The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the risk-free interest rates ranging from a low of 4.25% to a high of 5.63%. The interest rates used were determined by using the five year Treasury Note rate at the date of grant. The following assumptions were also used to determine the fair value of each option grant: dividend yields of 0%; expected volatility of 66% and expected term of five years.

11. EMPLOYEE STOCK PURCHASE PLAN

  The Company's 1996 Employee Stock Purchase Plan (the "Purchase Plan") was adopted by the Board of Directors on April 19, 1996 and was subsequently approved by the Company's stockholders. Up to 210,000 shares of common stock may be issued under the Purchase Plan. The Purchase Plan is administered by the Compensation Committee. The first offering under the Purchase Plan commenced on August 1, 1996 and closed on January 31, 1997. Subsequent offerings commence on each February 1 and August 1 thereafter, and have a duration of six months. An employee who owns or is deemed to own shares of stock representing in excess of 5% of the combined voting power of all classes of stock of the Company may not participate in the Purchase Plan.

  During each offering, an eligible employee may purchase shares under the Purchase Plan by authorizing payroll deductions of up to 10% of his cash compensation during the offering period. The maximum number of shares which may be purchased by any participating employee during any offering period is limited to 960 shares (as adjusted by the Compensation Committee from time to time). Unless the employee has previously withdrawn from the offering, his accumulated payroll deductions will be used to purchase common stock on the last business day of the period at a price equal to 85% of the fair market value of the common stock on the first or last day of the offering period, whichever is lower. Under applicable tax rules, an employee may purchase no more than $25,000 worth of common stock in any calendar year. At December 31, 1998, 61,926 shares of common stock had been issued under the Purchase Plan of which 37,877 were issued as of December 31, 1997.

12. LEASES

  In January 1996 the Company entered into a lease agreement with an unrelated third party for a new corporate office facility, which the Company occupied in February 1997. The lease agreement is for ten years, with an option for five additional years, and includes a rental acceleration at the end of the fifth and tenth years. The Company incurred lease rental expense related to this facility of $1,227,000 and $1,022,000 in 1998 and 1997, respectively. Future minimum lease payments under the facility lease are $1,227,000 per annum through 2001.

  Prior to February 1997, the Company had operated from facilities which it had leased from a joint venture held by a corporate officer. The Company incurred lease rental expense related to this lease agreement of $138,000 for the year ended December 31, 1997 and $839,000 for the year ended December 31, 1996.

  The Company has also entered into various noncancellable operating leases for equipment and sales offices. Lease rental expense related to these leases totaled $1,136,000, $1,125,000 and $1,211,000 for the years ended December 31, 1998, 1997 and 1996, respectively. Future minimum lease payments under noncancellable operating leases for equipment and sales offices in effect at December 31, 1998 are $616,000 in 1999, $189,000 in 2000 and $79,000 in 2001.

13. ROYALTY AGREEMENTS

  The Company has entered into various renewable nonexclusive license agreements under which the Company has been granted access to the licensor's patent technology and the right to sell the patent technology in the Company's product line. Royalties are payable to developers of the software at various rates and amounts generally based upon unit sales or revenue. Royalty fees, which are included in cost of sales, were approximately $489,000, $422,000 and $450,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

14. RELATED PARTY TRANSACTIONS

  In connection with his initial employment, the Company's Chief Executive Officer purchased 626,000 restricted shares of common stock in July 1994 for a cash purchase price of $250,000 with proceeds from a loan from the Company evidenced by a promissory note bearing interest at 8.23% and maturing on July 8, 2006. The promissory note is collateralized by a pledge of the shares purchased with the proceeds of the loan. The shares purchased by the Chief Executive Officer became fully vested during 1998.

                                                  ANSYS, Inc. 1998 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. GEOGRAPHIC INFORMATION

  Revenue by geographic area is as follows:

-----------------------------------------------------------------------------------------------------------------
                                                                         Other                   Other
(in thousands)                       United States   Canada  Germany    Europe    Japan  International     Total
-----------------------------------------------------------------------------------------------------------------
Year ended December 31, 1998               $24,282   $1,509   $5,704   $13,986   $7,565         $3,507   $56,553
Year ended December 31, 1997                22,881      771    5,113    11,258    6,878          3,646    50,547
Year ended December 31, 1996                22,624    1,196    4,674     9,124    6,248          3,200    47,066
-----------------------------------------------------------------------------------------------------------------

16. COMMITMENTS AND CONTINGENCIES

  The Company had an outstanding irrevocable standby letter of credit for $1,577,000 at December 31, 1998. This letter of credit, which expires on April 8, 1999, was issued as a guarantee for court-awarded damages related to litigation initiated by the Company. The fair value of the letter of credit approximates the contract value based on the nature of the fee arrangements with the issuing bank. No material losses on this commitment have been incurred, nor are any anticipated.

  The Company is subject to various investigations, claims and legal proceedings from time to time that arise in the ordinary course of its business activities. These proceedings include a current Internal Revenue Service examination of the Federal income tax return for the fiscal year ended December 31, 1996. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be resolved unfavorably to the Company. The Company has established accruals for matters that are probable and reasonably estimable. Management believes that any liability that may ultimately result from the resolution of these matters in excess of the amounts provided will not have a material adverse effect on the financial position or results of operations of the Company.

17. EARNINGS PER SHARE

  Basic earnings per common share ("EPS") amounts are computed by dividing earnings after the deduction of preferred stock dividends by the average number of common shares outstanding. Diluted EPS amounts assume the issuance of common stock for all potentially dilutive equivalents outstanding.

  The details of basic and diluted earnings per common share are as follows:

---------------------------------------------------------------------------------
(in thousands, except per share data)                     1998     1997     1996
---------------------------------------------------------------------------------
Net income                                             $11,349  $ 7,400  $ 1,304
Redeemable preferred stock dividends                        --       --     (236)
Income available to common stockholders                $11,349  $ 7,400  $ 1,068
Weighted average shares outstanding - basic/(1)/        16,052   15,742   14,000
Basic earnings per share after extraordinary item      $  0.71  $  0.47  $  0.08
Effect of dilutive securities:
  Shares issuable upon exercise of dilutive
   outstanding restricted stock and stock options          529      776      906
  Weighted average shares outstanding - diluted         16,581   16,518   14,906
Diluted earnings per share after extraordinary item    $  0.68  $  0.45  $  0.07
Anti-dilutive shares/options                             1,200      642      720
---------------------------------------------------------------------------------

/(1)/Weighted average shares outstanding - basic excludes unvested restricted stock.

18. LITIGATION

  The Company is currently the plaintiff in litigation related to the expiration of an ASD distribution agreement. However, the action has not progressed sufficiently for the Company to estimate a range of possible gain, if any, should it prevail in its pursuit of damages related to this action.

19. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

  In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," which defines derivatives, requires that all derivatives be carried at fair value and provides for hedge accounting when certain conditions are met. The Standard is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. The Company is currently in the process of evaluating the prospective impact of Statement No. 133 on its financial position and results of operations.

ANSYS, Inc. 1998 Annual Report

QUARTERLY FINANCIAL INFORMATION, (UNAUDITED)

------------------------------------------------------------------------------------------------------------------------------------
                                                                                 Fiscal Quarter Ended
------------------------------------------------------------------------------------------------------------------------------------
(in thousands, except per share data)                    December 31, 1998  September 30, 1998         June, 30 1998  March 31, 1998
------------------------------------------------------------------------------------------------------------------------------------
Revenue                                                            $15,257             $13,507               $13,562         $14,227
Gross profit                                                        13,730              11,992                12,079          12,686
Operating income                                                     4,241               3,577                 3,552           3,835
Net income                                                           3,152               2,710                 2,720           2,767
Net income per basic share                                             .20                 .17                   .17             .17
Net income per diluted share                                           .19                 .16                   .16             .17
Common stock price per share/(1)/:
 High                                                                11.50               11.25                 11.75           10.44
 Low                                                                  5.75                6.25                  9.00            7.00
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
                                                                                 Fiscal Quarter Ended
------------------------------------------------------------------------------------------------------------------------------------
(in thousands, except per share data)                    December 31, 1997  September 30, 1997         June, 30 1997  March 31, 1997
------------------------------------------------------------------------------------------------------------------------------------
Revenue                                                            $14,487             $11,489               $12,557         $12,014
Gross profit                                                        13,070              10,225                11,231          10,822
Operating income                                                     3,993               2,504                 3,335             890
Net income                                                           2,748               1,719                 2,274             659
Net income per basic share                                             .17                 .11                   .15             .04
Net income per diluted share                                           .17                 .10                   .14             .04
Common stock price per share/(1)/:
 High                                                                11.00               11.25                  9.25           13.25
 Low                                                                  6.31                7.00                  5.38            7.63
------------------------------------------------------------------------------------------------------------------------------------

/(1)/The Company's common stock trades on the Nasdaq National Market tier of The
     Nasdaq Stock Market under the symbol: ANSS. The common stock prices shown are based on the Nasdaq daily closing stock price.

  The Company has not paid cash dividends on its common stock as it has retained earnings for use in its business. The Company intends to review its policy with respect to the payment of dividends from time to time; however, there can be no assurance that any dividends will be paid in the future.

  On February 11, 1999, there were 396 shareholders of record and approximately 3,799 beneficial shareholders of the Company's common stock.

                                                  ANSYS, Inc. 1998 Annual Report

CORPORATE INFORMATION
                                 OFFICERS AND SENIOR MANAGEMENT           SHAREHOLDER INFORMATION
HEADQUARTERS                                                              Requests for information about the Company
ansysinfo@ansys.com              Peter J. Smith                           should be directed to: Investor Relations,
T 724.746.3304                   Chairman of the Board of                 ANSYS, Inc., Southpointe, 275 Technology Drive,
F 724.514.9494                   Directors, President and Chief           Canonsburg, PA 15317. Telephone: 724.514.1782.
Toll Free USA and Canada         Executive Officer
1.800.WE.R.FEA.1                                                          Report on Form 10-K
Toll Free Mexico:                Dr. John A. Swanson                      Stockholders may obtain additional financial
95.800.9373321                   Chief Technologist                       information about ANSYS, Inc. from the
                                                                          Company's Report on Form 10-K filed with
REGIONAL OFFICES                 James E. Cashman III                     the Securities and Exchange Commission. Copies
                                 Senior Vice President, Operations        are available from the Company without charge
North America                                                             upon written request.
na.sales@ansys.com               Paul A. Johnson
T 724.746.3304                   Senior Vice President, Product           Stock Listing
F 724.514.9494                   Development                              Nasdaq National Market Symbol: ANSS

International                    Maria T. Shields                         Counsel
int.sales@ansys.com              Chief Financial Officer                  Goodwin, Procter, & Hoar L.L.P., Boston, MA
T 724.514.3086
F 724.514.3115                   Dr. Joseph S. Solecki                    Annual Meeting
                                 Corporate Fellow                         The Annual Meeting of Stockholders will be held
Europe                                                                    on May 5, 1999 at 2:00 p.m. at the law offices
eu.sales@ansys.com               Dr. Shah M. Yunus                        of Buchanan Ingersoll, One Oxford Centre,
T 44.118.9880229                 Corporate Fellow                         301 Grant Street, Pittsburgh, PA 15219.
F 44.118.9880925
                                 Paul Bemis                               Transfer Agent
http://www.ansys.com             Vice President, Marketing                Chase Mellon Shareholder Services,
                                                                          Ridgefield Park, NJ
                                 Brian Butcher
                                 Managing Director, European              Independent Accountants
                                 Operations                               PricewaterhouseCoopers LLP, Pittsburgh, PA

                                 Paul A. Chilensky
                                 Vice President, Customer                 ANSYS, Inc. is an Equal Opportunity Employer.
                                 Service                                  As such, it is the Company's policy to promote
                                                                          equal employment opportunity and to prohibit
                                 David Conover                            discrimination on the basis of race, color,
                                 Manager, Product                         religion, sex, age, national origin, disability
                                 Development                              or status as a veteran in all aspects of employment
                                                                          including recruiting, hiring, training or promoting
                                 Karen C. Harker                          personnel. In fulfilling this commitment, the Company
                                 Director, Human Resources                shall comply with the letter and spirit of the laws,
                                                                          regulations and Executive Orders governing equal
                                 Mark C. Imgrund                          opportunity in employment; including the Civil Rights
                                 Vice President, Corporate                Act of 1964, Executive Order 11246, Revised Order
                                 Quality                                  Number 4 and amendments thereto.

                                 David S. Secunda                         ANSYS and DesignSpace are registered in the U.S.
                                 Corporate Counsel and                    Patent and Trademark Office. DesignSpace Expert
                                 Secretary                                is a trademark of SAS IP, Inc., a wholly owned
                                                                          subsidiary of ANSYS, Inc. All other trademarks
                                 James C. Tung                            and registered trademarks are the property of
                                 Vice President, International            their respective owners.
                                 Operations


                                                       [RECYCLED LOGO] This entire report is printed on recycled paper.



                                                   ANSYS Inc. 1998 Annual Report