Form 10-K405, Exhibit 13
period 1999-12-31
ANSYS INC
filed 2000-03-28
CIK 1013462

                                                                    EXHIBIT 13.1
                            Year Ended December 31

(in thousands, except per share data)      1999             1998            1997            1996             1995
Revenue                                 $  63,139        $  56,553       $  50,547       $  47,066        $  39,616
---------------------------------------------------------------------------------------------------------------------
Operating income                           17,243           15,206          10,731           3,674            1,360
---------------------------------------------------------------------------------------------------------------------
Net income (loss)                          14,751           11,349           7,400           1,304           (1,580)
---------------------------------------------------------------------------------------------------------------------
Net income (loss) per
     basic share after
     extraordinary item/1/                    .90              .71             .47             .08             (.18)
---------------------------------------------------------------------------------------------------------------------
Weighted average
     shares - basic/1/                    16,366           16,052          15,742          14,000           11,354
---------------------------------------------------------------------------------------------------------------------
Net income (loss) per
     diluted share after
     extraordinary item/1/                    .88              .68             .45             .07             (.17)
---------------------------------------------------------------------------------------------------------------------
Weighted average
     shares - diluted/1/                   16,689           16,581          16,518          14,906           12,204
---------------------------------------------------------------------------------------------------------------------
Total assets                            $  83,891        $  67,998       $  54,566       $  43,431        $  42,921
---------------------------------------------------------------------------------------------------------------------
Working capital                            52,655           38,049          23,761          14,691            3,196
---------------------------------------------------------------------------------------------------------------------
Long-term obligations                           -                -               -               -           33,204
---------------------------------------------------------------------------------------------------------------------
Redeemable preferred stock                      -                -               -               -            4,892
---------------------------------------------------------------------------------------------------------------------
Stockholders' equity                       65,631           52,367          40,414          32,974          (10,028)
=====================================================================================================================

/1/ The Company has adopted Statement of Financial Accounting Standards No. 128,
    "Earnings per Share," issued in February 1997. This Statement requires the disclosure of basic and diluted earnings per share and revises the method to calculate these amounts. Earnings per share data for periods prior to 1997 have been restated to reflect adoption of this Statement.


[Graph Appears Here]                                  [Graph Appears Here]


                                             ANSYS, Inc. 1999 Annual Report    1

Management's Discussion and Analysis of Financial Condition and Results of Operations


Overview
--------------------------------------------------------------------------------

   ANSYS, Inc. (the "Company") is a leading international supplier of analysis and engineering software for optimizing the design of new products. The Company is committed to providing the most open and flexible analysis solutions to suit customer requirements for engineering software in today's competitive marketplace. In addition, the Company partners with leading design software suppliers to develop state-of-the-art computer-aided design ("CAD") integrated products. Sales, support and training for customers are provided primarily through the Company's global network of independent ANSYS Support Distributors ("ASDs"). The Company distributes and supports its ANSYS(R) and DesignSpace(R) product lines through its ASDs, certain direct sales offices, as well as a network of independent resellers and dealers. The following discussion should be read in conjunction with the audited consolidated financial statements and notes thereto included elsewhere in this Annual Report.

   This Annual Report contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements which contain such words as "anticipates", "intends", "believes", "plans" and other similar expressions. The Company's actual results could differ materially from those set forth in the forward-looking statements due to various risks and uncertainties which are detailed in "Important Factors Regarding Future Results" beginning on page 15.

   For purposes of the following discussion and analysis, the following table sets forth certain consolidated financial data for the years 1999, 1998 and 1997.

--------------------------------------------------------------------------------
                                                       Year Ended December 31,
--------------------------------------------------------------------------------
(in thousands)                                        1999       1998       1997
--------------------------------------------------------------------------------
Revenue:
--------------------------------------------------------------------------------
   Software licenses                               $37,675    $35,463    $35,083
--------------------------------------------------------------------------------
   Maintenance and service                          25,464     21,090     15,464
--------------------------------------------------------------------------------
          Total revenue                             63,139     56,553     50,547
--------------------------------------------------------------------------------
Cost of sales:
--------------------------------------------------------------------------------
   Software licenses                                 3,530      3,404      2,833
--------------------------------------------------------------------------------
   Maintenance and service                           3,088      2,661      2,365
--------------------------------------------------------------------------------
          Total cost of sales                        6,618      6,065      5,198
--------------------------------------------------------------------------------
Gross profit                                        56,521     50,488     45,349
--------------------------------------------------------------------------------
Operating expenses:
--------------------------------------------------------------------------------
   Selling and marketing                            15,326     13,137     11,834
--------------------------------------------------------------------------------
   Research and development                         13,475     11,627     11,004
--------------------------------------------------------------------------------
   Amortization                                        855        884      2,797
--------------------------------------------------------------------------------
   General and administrative                        9,622      9,634      8,983
--------------------------------------------------------------------------------
          Total operating expenses                  39,278     35,282     34,618
--------------------------------------------------------------------------------
Operating income                                    17,243     15,206     10,731
--------------------------------------------------------------------------------
Other income                                         2,626      1,931        911
--------------------------------------------------------------------------------
Income before income tax provision                  19,869     17,137     11,642
--------------------------------------------------------------------------------
Income tax provision                                 5,118      5,788      4,242
--------------------------------------------------------------------------------
Net income                                         $14,751    $11,349    $ 7,400
--------------------------------------------------------------------------------

10   ANSYS, Inc. 1999 Annual Report

Management's Discussion and Analysis of Financial Condition and Results of Operations


Results of Operations
--------------------------------------------------------------------------------

Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

REVENUE: The Company's total revenue increased 11.6% in 1999 to $63.1 million from $56.6 million in 1998. The increase in total revenue was attributable primarily to an increase in revenue from paid-up licenses associated with increased sales of new paid-up licenses and, to a lesser extent, the conversion of existing leases to paid-up licenses. Higher maintenance and service revenue, resulting from broader customer usage of such services and the Company's continued emphasis on marketing these services, also contributed to the overall revenue increase.

   Software license revenue totaled $37.7 million in 1999 as compared to $35.5 million in 1998, an increase of 6.2%. The increase resulted principally from an increase in sales of paid-up licenses. Revenue from sales of paid-up licenses increased 31.1% to $24.4 million in 1999 from $18.6 million in 1998. This increase was partially offset by a 41.5% decrease in monthly lease license revenue to $3.7 million in 1999 from $6.2 million in 1998. This decrease was primarily attributable to an increase in the renewal of existing monthly leases as noncancellable annual leases. The paid-up license revenue increase was also partially offset by a reduction in noncancellable annual lease revenue that the Company believes was principally the result of an increase in its annual lease price as compared to the prior year, as well as the conversion of certain existing leases to paid-up licenses.

   Maintenance and service revenue increased 20.7% in 1999 to $25.5 million from $21.1 million in 1998. The increase was primarily the result of maintenance contracts sold in association with the increased paid-up license sales discussed above, as well as broader customer usage of support services and the Company's continued emphasis on marketing these services. These increases were partially offset by reduced revenue associated with the portion of noncancellable annual leases classified as maintenance and service revenue. This decrease resulted from the refinement of management's estimate relative to the allocation of noncancellable annual lease revenue between paid-up license revenue and maintenance and service revenue, which occurred in the first quarter of 1998.

   Of the Company's total revenue in both 1999 and 1998, approximately 54.4% and 45.6% were attributable to international and domestic sales, respectively.

COST OF SALES AND GROSS PROFIT: The Company's total cost of sales increased 9.1% to $6.6 million, or 10.5% of total revenue, in 1999 from $6.1 million, or 10.7% of total revenue, in 1998. The increase was principally attributable to higher salaries and related expenses associated with increased headcount to support the growth in software license and maintenance revenue.

   As a result of the foregoing, the Company's gross profit increased 11.9% to $56.5 million in 1999 from $50.5 million in 1998.

SELLING AND MARKETING: Selling and marketing expenses increased 16.7% in 1999 to $15.3 million, or 24.3% of total revenue, from $13.1 million, or 23.2% of total revenue, in 1998. The increase was primarily the result of additional headcount and facility costs associated with the establishment of strategic direct sales offices in Houston, Texas; Minneapolis, Minnesota and New England in the latter part of fiscal 1998, as well as the Company's expanded presence in China and a slightly revised sales model in Detroit. Higher commission costs associated with several direct sales to major account customers also contributed to the current year increase. The Company anticipates that it will continue to make significant investments in its global sales and marketing organization to strengthen its competitive position and to support its worldwide sales channels and marketing strategies.

RESEARCH AND DEVELOPMENT: Research and development expenses increased 15.9% in 1999 to $13.5 million, or 21.3% of total revenue, from $11.6 million, or 20.6% of total revenue, in 1998. The increase in 1999 resulted from additional headcount and facility costs associated with the acquisition of Centric Engineering Systems and, to a lesser extent, additional headcount within the corporate product creation group. These increases were partially offset by the capitalization of approximately $516,000 of internal labor costs related to new commercial product releases in 1999. The Company has traditionally invested significant resources in research and development activities and intends to continue to make significant investments in the future.

                                             ANSYS, Inc. 1999 Annual Report   11

Management's Discussion and Analysis of Financial Condition and Results of Operations


AMORTIZATION: Amortization expense remained comparable at $855,000 and $884,000 in 1999 and 1998, respectively.

GENERAL AND ADMINISTRATIVE: General and administrative expenses remained relatively flat in 1999 at $9.6 million, or 15.2% of total revenue, as compared to $9.6 million, or 17.0% of total revenue, in 1998. Decreases in bad debt expense were offset by higher consulting costs and additional headcount and related expenses. The increases in headcount resulted as the Company continued to add internal information technology, financial and administrative resources to support its global operations and infrastructure.

OTHER INCOME: Other income increased to $2.6 million in 1999 as compared to $1.9 million in 1998. The increase was primarily attributable to higher interest-bearing cash and short-term investment balances in 1999.

INCOME TAX PROVISION: The Company's effective tax rate was 25.8% in 1999 as compared to 33.8% in 1998. The decrease in the 1999 rate as compared to that of 1998 was a result of increased utilization of the Company's foreign sales corporation, as well as increased generation of research and experimentation credits. The 1999 rate was also favorably impacted by a one-time tax benefit related to an amended prior year tax return. These percentages are less than the federal and state combined statutory rate due primarily to the use of a foreign sales corporation, as well as research and experimentation credits.

NET INCOME: The Company's net income increased 30.0% to $14.8 million, or $.88 diluted earnings per share, in 1999 as compared to net income of $11.3 million, or $.68 diluted earnings per share, in 1998. The weighted average common and common equivalent shares used in computing diluted earnings per share were 16.7 million in 1999 compared with 16.6 million in 1998.

Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

REVENUE: The Company's total revenue increased 11.9% in 1998 to $56.6 million from $50.5 million in 1997. The increase in total revenue in 1998 as compared to 1997 was attributable principally to an increase in revenue from renewals and sales of noncancellable annual leases, for which a portion of the annual license fee is recognized as paid-up revenue upon renewal or inception of the lease, while the remaining portion is recognized ratably over the remaining lease period. This increase, which was partially offset by a decrease in monthly lease license revenue, as described below, was due, in part, to the active sales and licensing of noncancellable annual leases to existing and new lease customers. The increase in total revenue in 1998 was also attributable to increased maintenance and service revenue, which resulted from broader customer usage of maintenance and support services and the Company's continued emphasis on the marketing and promotion of these services.

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

   Of the Company's total revenue in 1998, approximately 54.4% and 45.6% were attributable to international and domestic sales, respectively, as compared to 53.2% and 46.8% in 1997.

12  ANSYS, Inc. 1999 Annual Report

Management's Discussion and Analysis of Financial Condition and Results of Operations


COST OF SALES AND GROSS PROFIT: The Company's total cost of sales increased 16.7% to $6.1 million, or 10.7% of total revenue, in 1998 from $5.2 million, or 10.3% of total revenue, in 1997. The increase was due to additional headcount and related expenses, increased consulting expenses and higher costs associated with the printing of manuals, packing supplies and media, as well as increased royalty fees. The headcount-related increases resulted as additional staff and consultants were added to support the growth in global service revenue and related customer and ASD support needs. These expense increases were partially offset by lower pension and profit-sharing costs resulting from plan amendments in fiscal 1998.

   As a result of the foregoing, the Company's gross profit increased 11.3% to $50.5 million in 1998 from $45.3 million in 1997.

SELLING AND MARKETING: Selling and marketing expenses increased 11.0% in 1998 to $13.1 million, or 23.2% of total revenue, from $11.8 million, or 23.4% of total revenue, in 1997. The increase was principally the result of increased consulting and sales support costs incurred in connection with supporting a global sales and marketing infrastructure. Additionally, during 1998 the Company experienced an increase in expenses directly associated with its worldwide users' conference and increased expenses associated with strategic office locations in the United Kingdom, China and Japan. These increases were partially offset by lower sales commissions and pension and profit-sharing costs.

RESEARCH AND DEVELOPMENT: Research and development expenses increased 5.7% in 1998 to $11.6 million, or 20.6% of total revenue, from $11.0 million, or 21.8% of total revenue, in 1997. The increase resulted primarily from additional headcount and related expenses, higher salaries and increased consulting costs associated with the releases of ANSYS 5.5 and DesignSpace 4.0, as well as increased computer software costs and hardware-related depreciation expense as the Company continued to invest in software and hardware tools used to develop and enhance the Company's products. These increases were partially offset by a reduction in pension and profit-sharing costs.

AMORTIZATION: Amortization expense was $884,000 in 1998 and $2.8 million in 1997. The decrease was attributable to certain intangible assets, including goodwill and capitalized software, becoming fully amortized during the first quarter of 1997.

GENERAL AND ADMINISTRATIVE: General and administrative expenses increased 7.2% in 1998 to $9.6 million, or 17.0% of total revenue, from $9.0 million, or 17.8% of total revenue, in 1997. The increase was primarily attributable to an increase in salaries and headcount and related expenses, as well as higher depreciation expense attributable to computer hardware and software. These increases resulted as the Company continued to add internal information technology, financial and administrative resources to support its global operations and infrastructure. These increases were partially offset by decreases in both pension and profit-sharing costs, as well as bad debt expense.

OTHER INCOME: Other income increased to $1.9 million in 1998 as compared to $911,000 in 1997. The increase was primarily attributable to higher interest-bearing cash and short-term investment balances in 1998.

INCOME TAX PROVISION: The Company's effective tax rate was 33.8% in 1998 as compared to 36.4% in 1997. The lower 1998 rate is primarily the result of a full year of benefit related to the use of a foreign sales corporation that was established in the fourth quarter of 1997. The effective rates in both 1998 and 1997 are less than the federal and state combined statutory rate due primarily to research and experimentation credits, as well as the impact of the foreign sales corporation.

NET INCOME: The Company's net income increased 53.4% to $11.3 million, or $.68 diluted earnings per share, in 1998 as compared to net income of $7.4 million, or $.45 diluted earnings per share, in 1997. The weighted average common and common equivalent shares used in computing diluted earnings per share were 16.6 million in 1998 compared with 16.5 million in 1997.

                                              ANSYS, Inc. 1999 Annual Report  13

Management's Discussion and Analysis of Financial Condition and Results of Operations


Liquidity and Capital Resources
--------------------------------------------------------------------------------

   As of December 31, 1999, the Company had cash, cash equivalents and short-term investments totaling $57.1 million and working capital of $52.7 million, as compared to cash, cash equivalents and short-term investments of $42.7 million and working capital of $38.0 million at December 31, 1998. The short-term investments are generally investment grade and liquid-type, which allows the Company to minimize interest rate risk and to facilitate liquidity in the event an immediate cash need arises.

   The Company's operating activities provided cash of $18.3 million in 1999, $15.6 million in 1998 and $12.7 million in 1997. The increase in cash generated from operations in 1999 compared to 1998, as well as in 1998 compared to 1997, was primarily the result of increased earnings after the effect of non-cash expenses such as depreciation, amortization and deferred income taxes. Net cash generated by operating activities provided sufficient resources to fund increased headcount and capital needs to support the Company's expansion of its global sales support network and continued investment in research and development activities.

   Cash used in investing activities was $13.0 million in 1999, $23.5 million in 1998 and $16.1 million in 1997. The Company's use of cash in 1999, 1998 and 1997 was primarily related to the purchase of short-term investments and, to a lesser extent, the purchase of equipment and computer hardware and software. The Company expects to spend approximately $2.7 million for capital expenditures in the year 2000, principally for the acquisition of computer hardware and software to support the continued growth of the Company's development activities, as well as for investments in the Company's global sales and customer support infrastructure.

   Financing activities used cash of $1.5 million in 1999, and provided cash of $453,000 in 1998 and $336,000 in 1997. Cash used for financing activities in 1999 was substantially related to the purchase of treasury stock, which was partially offset by proceeds from the issuance of common stock under employee stock purchase and option plans. In 1998 and 1997, cash provided from financing activities was substantially related to proceeds from the issuance of common stock under employee stock purchase and option plans and the reissuance of treasury shares.

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

Year 2000 Update
--------------------------------------------------------------------------------

   The Company did not experience any significant malfunctions or errors in its operating or business systems when the date changed from the year 1999 to the year 2000. Based on operating results since January 1, 2000, the Company does not expect a significant impact on its ongoing business as a result of the year 2000 issue. However, it is possible that the full impact of the date change, which was of concern due to computer programs that used two digits instead of four digits to define years, has not been fully recognized. For example, it is possible that year 2000 or similar issues such as leap year-related problems may occur with billing, payroll or financial closings at month, quarter or year end. The Company believes that any such problems are likely to be minor and correctable. In addition, the Company could still be negatively affected if its customers or suppliers are adversely affected by the year 2000 or similar issues. The Company currently is not aware of any significant year 2000 or similar problems that have arisen for its customers and suppliers.

   The Company estimates that total costs incurred over three years (1997-2000) to achieve year 2000 compliance were approximately $500,000.

14  ANSYS, Inc. 1999 Annual Report

Management's Discussion and Analysis of Financial Condition and Results of Operations


Conversion to the Euro
--------------------------------------------------------------------------------

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

   The Company is currently in the process of identifying and addressing issues that may result from the euro conversion such as changes to information systems to accommodate euro-denominated transactions, long-term competitive implications and the exposure to market risk with respect to financial instruments. Although the Company's assessment of the impact of the euro conversion is not yet complete, it currently does not believe that the conversion will have a material adverse impact on its financial position or results of operations.

Recently Issued Accounting Pronouncements
--------------------------------------------------------------------------------

   In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," which defines derivatives, requires that all derivatives be carried at fair value and provides for hedge accounting when certain conditions are met. The Standard was effective for all fiscal quarters of fiscal years beginning after June 15, 1999. In June 1999, the FASB delayed the effective date of this Statement for one year through the issuance of Statement No. 137, "Accounting for Derivative Instruments and Hedging Activities
- Deferral of the Effective Date of SFAS No. 133 and an Amendment of SFAS No. 133." The Company will implement Statement No. 133 during the year 2000 and believes that the adoption of this Statement will not have a material effect on its consolidated financial statements.

Important Factors Regarding Future Results
--------------------------------------------------------------------------------

   Information provided by the Company or its spokespersons, including information contained in this Annual Report to Shareholders, may from time to time contain forward-looking statements concerning projected financial performance, market and industry segment growth, product development and commercialization or other aspects of future operations. Such statements will be based on the assumptions and expectations of the Company's management at the time such statements are made. The Company cautions investors that its performance (and, therefore, any forward-looking statement) is subject to risks and uncertainties. Various important factors including, but not limited to, the following may cause the Company's future results to differ materially from those projected in any forward-looking statement.

POTENTIAL FLUCTUATIONS IN OPERATING RESULTS: The Company may experience significant fluctuations in future quarterly operating results. Fluctuations may be caused by many factors, including the timing of new product releases or product enhancements by the Company or its competitors; the size and timing of individual orders, including a fluctuation in the demand for and the ability to complete large contracts; software errors or other product quality problems; competition and pricing; customer order deferrals in anticipation of new products or product enhancements; reduction in demand for the Company's products; changes in operating expenses; changes in the mix of software license and maintenance and service revenue; personnel changes and general economic conditions. A substantial portion of the Company's operating expenses are related to personnel, facilities and marketing programs. The level of personnel and related expenses cannot be adjusted quickly and is based, in significant part, on the Company's expectation for future revenue. The Company does not typically experience significant order backlog. Further, the Company has often recognized a substantial portion of its revenue in the last month of a quarter, with this revenue frequently concentrated in the last weeks or days of a quarter. During certain quarterly periods, the Company has been dependent upon receiving large orders of perpetual licenses involving the payment of a single up-front fee and, more recently, has shifted the business emphasis of its products to provide a collaborative solution to the Company's customers. This emphasis has increased the Company's average order size and increased the related sales cycle time for the larger orders and may have the effect of increasing the volatility of the Company's revenue and profit from period to period. The Company also depends upon renewals and sales of noncancellable annual leases, for which a portion of the annual license fee is recognized as paid-up revenue upon renewal or inception of the lease. As a result, product revenue in any quarter is substantially dependent on sales completed in the latter part of that quarter, and revenue for any future quarter is not predictable with any significant degree of accuracy.

                                             ANSYS, Inc. 1999 Annual Report   15

Management's Discussion and Analysis of Financial Condition and Results of Operations


STOCK MARKET AND STOCK PRICE VOLATILITY: Market prices for securities of software companies have generally been volatile. In particular, the market price of the Company's common stock has been and may continue to be subject to significant fluctuations as a result of factors affecting the Company, the software industry or the securities markets in general. Such factors include, but are not limited to, declines in trading price that may be triggered by the Company's failure to meet the expectations of securities analysts and investors. The Company cannot provide assurance that in such circumstances the trading price of the Company's common stock will recover or that it will not experience a further decline. Moreover, the trading price could be subject to additional fluctuations in response to quarter-to-quarter variations in the Company's operating results, material announcements made by the Company or its competitors, conditions in the software industry generally or other events and factors, many of which are beyond the Company's control.

   In addition, a large percentage of the Company's common stock is held by investment funds associated with TA Associates, Inc. and various institutional investors. Consequently, actions with respect to the Company's common stock by either TA Associates, Inc. or certain of these institutional investors could have a significant impact on the market price of the stock.

RAPIDLY CHANGING TECHNOLOGY; NEW PRODUCTS; RISK OF PRODUCT DEFECTS: The markets for the Company's products are generally characterized by rapidly changing technology and frequent new product introductions that can render existing products obsolete or unmarketable. A major factor in the Company's future success will be its ability to anticipate technological changes and to develop and introduce in a timely manner enhancements to its existing products and new products to meet those changes. If the Company is unable to introduce new products and respond quickly to industry changes, its business, financial condition and results of operations could be materially adversely affected. The introduction and marketing of new or enhanced products require the Company to manage the transition from existing products in order to minimize disruption in customer purchasing patterns. There can be no assurance that the Company will be successful in developing and marketing, on a timely basis, new products or product enhancements, that its new products will adequately address the changing needs of the marketplace or that it will successfully manage the transition from existing products. Software products as complex as those offered by the Company may contain undetected errors or failures when first introduced or as new versions are released, and the likelihood of errors is increased as a result of the Company's commitment to accelerating the frequency of its product releases.

   There can be no assurance that errors will not be found in new or enhanced products after commencement of commercial shipments. Any of these problems may result in the loss of or delay in market acceptance, diversion of development resources, damage to the Company's reputation or increased service and warranty costs, any of which could have a materially adverse effect on the Company's business, financial condition and results of operations.

DEPENDENCE ON DISTRIBUTORS: The Company continues to distribute its products principally through its global network of 29 independent, regional ASDs. The ASDs sell ANSYS and DesignSpace products to new and existing customers, expand installations within their existing customer base, offer consulting services and provide the first line of ANSYS technical support. The ASDs have more immediate contact with most customers who use ANSYS software than does the Company. Consequently, the Company is highly dependent on the efforts of the ASDs. Difficulties in ongoing relationships with ASDs, such as delays in collecting accounts receivable, failure to meet performance criteria or to promote the Company's products as aggressively as the Company expects and differences in the handling of customer relationships could adversely affect the Company's performance. Additionally, the loss of any major ASD for any reason, including an ASD's decision to sell competing products rather than the Company's products, could have a materially adverse effect on the Company. Moreover, the Company's future success will depend substantially on the ability and willingness of its ASDs to continue to dedicate the resources necessary to promote the Company's products and to support a larger installed base of the Company's products. If the ASDs are unable or unwilling to do so, the Company may be unable to sustain revenue growth.

COMPETITION: The CAD, CAE and computer-aided manufacturing ("CAM") markets are intensely competitive. In the traditional CAE market, the Company's primary competitors include MSC.Software Corporation and Hibbitt, Karlsson and Sorenson, Inc. The Company also faces competition from smaller vendors of specialized analysis applications in fields such as computational fluid dynamics. In addition, certain integrated CAD suppliers such as Parametric Technology Corporation, Structural Dynamics Research Corporation and Dassault Systemes provide varying levels of design analysis, optimization and verification capabilities as part of their product offerings. The entrance of new competitors would likely intensify competition in all or a portion of the overall CAD, CAE and CAM markets. Some of the Company's current and possible future competitors have greater financial, technical, marketing and other resources than the Company, and some have well established relationships with current and potential customers of the Company. It is also possible that alliances among competitors may emerge and rapidly acquire significant market share or that competition will increase as a result of software industry consolidation. Increased competition may result in price reductions, reduced profitability and loss of market share, any of which would materially adversely affect the Company's business, financial condition and results of operations.

16   ANSYS, Inc. 1999 Annual Report

Management's Discussion and Analysis of Financial Condition and Results of Operations


DEPENDENCE ON SENIOR MANAGEMENT AND KEY TECHNICAL PERSONNEL: The Company is highly dependent upon the ability and experience of its senior executives and its key technical, sales and other management employees. Although the Company has an employment agreement with one executive, the loss of this employee, or any of the Company's other key employees, could adversely affect the Company's ability to conduct its operations.

RISKS ASSOCIATED WITH INTERNATIONAL ACTIVITIES: A significant portion of the Company's business comes from outside the United States. Risks inherent in the Company's international business activities include imposition of government controls, export license requirements, restrictions on the export of critical technology, political and economic instability, trade restrictions, changes in tariffs and taxes, difficulties in staffing and managing international operations, longer accounts receivable payment cycles and the burdens of complying with a wide variety of foreign laws and regulations. Effective patent, copyright and trade secret protection may not be available in every foreign country in which the Company sells its products. The Company's business, financial condition and results of operations could be materially adversely affected by any of these risks.

   Additionally, countries in certain international regions have continued to experience weaknesses in their currency, banking and equity markets. These weaknesses could adversely affect consumer demand for the Company's products and ultimately the Company's financial position or results of operations.

   Recently, the World Trade Organization ("WTO") ruled that tax incentives provided to U.S.-based companies that export their products via a foreign sales corporation are prohibited tax subsidies. The United States has until October 1, 2000 to comply with the WTO decision. Any prospective changes regarding tax benefits associated with a foreign sales corporation may directly impact the Company's effective tax rate.

DEPENDENCE ON PROPRIETARY TECHNOLOGY: The Company's success is highly dependent upon its proprietary technology. The Company has recently been notified that the U.S. Patent and Trademark Office intends to issue the Company a patent for its web-based reporting technology; however, the Company generally relies on contracts and the laws of copyright and trade secrets to protect its technology. Although the Company maintains a trade secrets program, enters into confidentiality agreements with its employees and distributors and limits access to and distribution of its software, documentation and other proprietary information, there can be no assurance that the steps taken by the Company to protect its proprietary technology will be adequate to prevent misappropriation of its technology by third parties, or that third parties will not be able to develop similar technology independently. Although the Company is not aware that any of its technology infringes upon the rights of third parties, there can be no assurance that other parties will not assert technology infringement claims against the Company, or that, if asserted, such claims will not prevail.

INCREASED RELIANCE ON PERPETUAL LICENSES: The Company has historically maintained stable recurring revenue from the sale of monthly lease licenses and noncancellable annual leases for its software products. More recently, the Company has experienced an increase in customer preference for perpetual licenses that involve payment of a single up-front fee and that are more typical in the computer software industry. While revenue generated from monthly lease licenses and noncancellable annual leases currently represents a portion of the Company's software license revenue, to the extent that perpetual license revenue continues to increase as a percentage of total software license revenue, the Company's revenue in any period will increasingly depend on sales completed during that period.

RISKS ASSOCIATED WITH ACQUISITIONS: The Company has consummated and may continue to consummate certain strategic acquisitions in order to provide increased capabilities to its existing products, enter new product and service markets or enhance its distribution channels. The ability of the Company to integrate the acquired businesses, including delivering sales and support, ensuring continued customer commitment, obtaining further commitments and challenges associated with expanding sales in particular markets and retaining key personnel, will impact the success of these acquisitions. If the Company is unable to integrate properly and in a timely manner the acquired businesses, there could be a materially adverse effect on the Company's business, financial condition and results of operations.

GENERAL CONTINGENCIES: The Company is subject to various investigations, claims and legal proceedings from time to time that arise in the ordinary course of its business activities. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be resolved unfavorably to the Company.

                                             ANSYS, Inc. 1999 Annual Report   17

Report of Independent Accountants

To the Board of Directors and Shareholders of ANSYS, Inc. and Subsidiaries

   In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, stockholders' equity and cash flows present fairly, in all material respects, the financial position of ANSYS, Inc. and its subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


PricewaterhouseCoopers LLC

Pittsburgh, PA
January 27, 2000

18  ANSYS, Inc. 1999 Annual Report

Consolidated Balance Sheets
---------------------------

----------------------------------------------------------------------------------------------------
(in thousands, except share data)                       December 31, 1999          December 31, 1998
----------------------------------------------------------------------------------------------------
ASSETS
----------------------------------------------------------------------------------------------------
Current assets:
----------------------------------------------------------------------------------------------------
   Cash and cash equivalents                                      $10,401                    $ 6,589
----------------------------------------------------------------------------------------------------
   Short-term investments                                          46,731                     36,138
----------------------------------------------------------------------------------------------------
   Accounts receivable, less allowance for doubtful
       accounts of $1,700 in 1999 and $1,900 in 1998               10,518                      8,943
----------------------------------------------------------------------------------------------------
   Other current assets                                             2,929                      1,848
----------------------------------------------------------------------------------------------------
   Deferred income taxes                                              336                        162
----------------------------------------------------------------------------------------------------
        Total current assets                                       70,915                     53,680
----------------------------------------------------------------------------------------------------
   Securities available for sale                                      182                        182
----------------------------------------------------------------------------------------------------
   Property and equipment, net                                      3,529                      3,748
----------------------------------------------------------------------------------------------------
   Capitalized software costs, net                                    676                        426
----------------------------------------------------------------------------------------------------
   Goodwill, net                                                      428                        424
----------------------------------------------------------------------------------------------------
   Other intangibles, net                                           1,518                      1,866
----------------------------------------------------------------------------------------------------
   Deferred income taxes                                            6,643                      7,672
----------------------------------------------------------------------------------------------------
        Total assets                                              $83,891                    $67,998
----------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
----------------------------------------------------------------------------------------------------
Current liabilities:
----------------------------------------------------------------------------------------------------
   Accounts payable                                               $   222                    $   205
----------------------------------------------------------------------------------------------------
   Accrued bonuses                                                  2,882                      2,449
----------------------------------------------------------------------------------------------------
   Other accrued expenses and liabilities                           3,750                      3,437
----------------------------------------------------------------------------------------------------
   Customer prepayments                                               140                        168
----------------------------------------------------------------------------------------------------
   Deferred revenue                                                11,266                      9,372
----------------------------------------------------------------------------------------------------
        Total current liabilities                                  18,260                     15,631
----------------------------------------------------------------------------------------------------
Stockholders' equity:
----------------------------------------------------------------------------------------------------
   Preferred stock, $.01 par value; 2,000,000 shares
        authorized                                                      -                          -
----------------------------------------------------------------------------------------------------
   Common stock, $.01 par value; 50,000,000 shares
       authorized; 16,584,758 and 16,395,938 shares issued
       in 1999 and 1998                                               166                        164
----------------------------------------------------------------------------------------------------
   Additional paid-in capital                                      37,543                     36,657
----------------------------------------------------------------------------------------------------
   Less treasury stock, at cost: 339,358 shares held in 1999       (2,375)                         -
----------------------------------------------------------------------------------------------------
   Retained earnings                                               30,427                     15,676
----------------------------------------------------------------------------------------------------
   Accumulated other comprehensive income                             120                        120
----------------------------------------------------------------------------------------------------
   Note receivable from stockholder                                  (250)                      (250)
----------------------------------------------------------------------------------------------------
          Total stockholders' equity                               65,631                     52,367
----------------------------------------------------------------------------------------------------
          Total liabilities and stockholders' equity              $83,891                    $67,998
----------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

                                              ANSYS, Inc. 1999 Annual Report  19

Consolidated Statements of Income
---------------------------------

-----------------------------------------------------------------------------
(in thousands, except per share data)                1999      1998      1997
-----------------------------------------------------------------------------
Revenue:
-----------------------------------------------------------------------------
   Software licenses                              $37,675   $35,463   $35,083
-----------------------------------------------------------------------------
   Maintenance and service                         25,464    21,090    15,464
-----------------------------------------------------------------------------
        Total revenue                              63,139    56,553    50,547
-----------------------------------------------------------------------------
Cost of sales:
-----------------------------------------------------------------------------
   Software licenses                                3,530     3,404     2,833
-----------------------------------------------------------------------------
   Maintenance and service                          3,088     2,661     2,365
-----------------------------------------------------------------------------
        Total cost of sales                         6,618     6,065     5,198
-----------------------------------------------------------------------------
Gross profit                                       56,521    50,488    45,349
-----------------------------------------------------------------------------
Operating expenses:
-----------------------------------------------------------------------------
   Selling and marketing                           15,326    13,137    11,834
-----------------------------------------------------------------------------
   Research and development                        13,475    11,627    11,004
-----------------------------------------------------------------------------
   Amortization                                       855       884     2,797
-----------------------------------------------------------------------------
   General and administrative                       9,622     9,634     8,983
-----------------------------------------------------------------------------
        Total operating expenses                   39,278    35,282    34,618
-----------------------------------------------------------------------------
Operating income                                   17,243    15,206    10,731
-----------------------------------------------------------------------------
Other income                                        2,626     1,931       911
-----------------------------------------------------------------------------
Income before income tax provision                 19,869    17,137    11,642
-----------------------------------------------------------------------------
Income tax provision                                5,118     5,788     4,242
-----------------------------------------------------------------------------
Net income                                        $14,751   $11,349   $ 7,400
-----------------------------------------------------------------------------

-----------------------------------------------------------------------------
Net income per basic common share:
-----------------------------------------------------------------------------
   Basic earnings per share                       $   .90   $   .71   $   .47
-----------------------------------------------------------------------------
   Weighted average shares - basic                 16,366    16,052    15,742
-----------------------------------------------------------------------------
Net income per diluted common share:
-----------------------------------------------------------------------------
   Diluted earnings per share                     $   .88   $   .68   $   .45
-----------------------------------------------------------------------------
   Weighted average shares - diluted               16,689    16,581    16,518
-----------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

20   ANSYS, Inc. 1999 Annual Report

Consolidated Statements of Cash Flows

-----------------------------------------------------------------------------------------------------
(in thousands)                                                        1999         1998          1997
-----------------------------------------------------------------------------------------------------
Cash flows from operating activities:
-----------------------------------------------------------------------------------------------------
   Net income                                                     $ 14,751     $ 11,349      $  7,400
-----------------------------------------------------------------------------------------------------
   Adjustments to reconcile net income to net
     cash provided by operating activities:
-----------------------------------------------------------------------------------------------------
     Depreciation and amortization                                   2,762        2,710         4,170
-----------------------------------------------------------------------------------------------------
     Deferred income tax provision                                     855        1,357           725
-----------------------------------------------------------------------------------------------------
     Provision for bad debts                                         1,052        1,309         1,130
-----------------------------------------------------------------------------------------------------
   Changes in operating assets and liabilities:
-----------------------------------------------------------------------------------------------------
     Accounts receivable                                            (2,627)      (2,151)       (2,857)
-----------------------------------------------------------------------------------------------------
     Other current assets                                           (1,081)          63          (576)
-----------------------------------------------------------------------------------------------------
     Accounts payable, accrued expenses and
        liabilities and customer prepayments                           735          265          (870)
-----------------------------------------------------------------------------------------------------
     Deferred revenue                                                1,894          744         3,580
-----------------------------------------------------------------------------------------------------
        Net cash provided by operating activities                   18,341       15,646        12,702
-----------------------------------------------------------------------------------------------------
Cash flows from investing activities:
-----------------------------------------------------------------------------------------------------
   Capital expenditures                                             (1,758)        (917)       (2,063)
-----------------------------------------------------------------------------------------------------
   Capitalization of internally developed software costs              (591)        (322)         (229)
-----------------------------------------------------------------------------------------------------
   Acquisition payment                                                (100)           -             -
-----------------------------------------------------------------------------------------------------
   Purchases of short-term investments                             (38,331)     (28,533)      (13,853)
-----------------------------------------------------------------------------------------------------
   Maturities of short-term investments                             27,738        6,248             -
-----------------------------------------------------------------------------------------------------
   Notes receivable from stockholders                                    -           24            28
-----------------------------------------------------------------------------------------------------
        Net cash used in investing activities                      (13,042)     (23,500)      (16,117)
-----------------------------------------------------------------------------------------------------
Cash flows from financing activities:
-----------------------------------------------------------------------------------------------------
   Proceeds from issuance of common stock under
     Employee Stock Purchase Plan                                      159          168           283
-----------------------------------------------------------------------------------------------------
   Proceeds from exercise of stock options                             895           54            50
-----------------------------------------------------------------------------------------------------
   Purchase of treasury stock                                       (2,550)          (5)           (1)
-----------------------------------------------------------------------------------------------------
   Proceeds from issuance of treasury stock                              9          236             4
-----------------------------------------------------------------------------------------------------
        Net cash (used in) provided by financing activities         (1,487)         453           336
-----------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                 3,812       (7,401)       (3,079)
-----------------------------------------------------------------------------------------------------
Cash and cash equivalents, beginning of year                         6,589       13,990        17,069
-----------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                            $ 10,401     $  6,589      $ 13,990
-----------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------
Supplemental disclosures of cash flow information:
-----------------------------------------------------------------------------------------------------
   Cash paid during the year for:
-----------------------------------------------------------------------------------------------------
        Income taxes                                              $  3,894     $  3,245      $  4,148
-----------------------------------------------------------------------------------------------------
Supplemental noncash investing and financing activities:
-----------------------------------------------------------------------------------------------------
   Exercise of option for non-compete agreement                          -            -         1,000
-----------------------------------------------------------------------------------------------------
   Decrease in securities available for sale                             -            -          (491)
-----------------------------------------------------------------------------------------------------
   Acquisition of assets net of liabilities assumed of $198              -          400             -
-----------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

                                             ANSYS, Inc. 1999 Annual Report   21

Consolidated Statements of Stockholders' Equity

---------------------------------------------------------------------------------------------------------------------------------
                                              Common Stock       Additional    Treasury Stock       Retained        Accumulated
                                             --------------        Paid-in     --------------       Earnings       Other Compre-
(in thousands)                               Shares  Amount        Capital   Shares     Amount      (Deficit)      hensive Income
---------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996                   16,229    $162        $35,755      72     $   (12)          $(3,073)       $ 444
---------------------------------------------------------------------------------------------------------------------------------
Treasury stock acquired                           -       -              -       4          (1)                -            -
---------------------------------------------------------------------------------------------------------------------------------
Treasury stock sold                               -       -              3      (7)          1                 -            -
---------------------------------------------------------------------------------------------------------------------------------
Exercise of stock options                        92       1             49       -           -                 -            -
---------------------------------------------------------------------------------------------------------------------------------
Issuance of common stock under Employee
 Stock Purchase Plan                             38       1            282       -           -                 -            -
---------------------------------------------------------------------------------------------------------------------------------
Repayment of note receivable from
 stockholder                                      -       -              -       -           -                 -            -
---------------------------------------------------------------------------------------------------------------------------------
Net income for the year                           -       -              -       -           -             7,400            -
---------------------------------------------------------------------------------------------------------------------------------
Other comprehensive income                        -       -              -       -           -                 -         (324)
---------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997                   16,359     164         36,089      69         (12)            4,327          120
---------------------------------------------------------------------------------------------------------------------------------
Treasury stock acquired                           -       -              -      15          (5)                -            -
---------------------------------------------------------------------------------------------------------------------------------
Treasury stock sold                               -       -            221     (70)         15                 -            -
---------------------------------------------------------------------------------------------------------------------------------
Exercise of stock options                        27       -            180       -           -                 -            -
---------------------------------------------------------------------------------------------------------------------------------
Issuance of common stock under
 Employee Stock Purchase Plan                    10       -            167     (14)          2                 -            -
---------------------------------------------------------------------------------------------------------------------------------
Repayment of note receivable from
 stockholder                                      -       -              -       -           -                 -            -
---------------------------------------------------------------------------------------------------------------------------------
Net income for the year                           -       -              -       -           -            11,349            -
---------------------------------------------------------------------------------------------------------------------------------
Other comprehensive income                        -       -              -       -           -                 -            -
---------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998                   16,396     164         36,657       -           -            15,676          120
---------------------------------------------------------------------------------------------------------------------------------
Treasury stock acquired                           -       -              -     382      (2,550)                -            -
---------------------------------------------------------------------------------------------------------------------------------
Treasury stock sold                               -       -              3     (18)          6                 -            -
---------------------------------------------------------------------------------------------------------------------------------
Exercise of stock options                       168       2            724     (25)        169                 -            -
---------------------------------------------------------------------------------------------------------------------------------
Issuance of common stock under Employee
 Stock Purchase Plan                             21       -            159       -           -                 -            -
---------------------------------------------------------------------------------------------------------------------------------
Net income for the year                           -       -              -       -           -            14,751            -
---------------------------------------------------------------------------------------------------------------------------------
Other comprehensive income                        -       -              -       -           -                 -            -
---------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1999                   16,585    $166        $37,543     339     $(2,375)          $30,427        $ 120
=================================================================================================================================

22  ANSYS, INC. 1999 Annual Report

----------------------------------------------------------------------     ---------
                                                Notes          Total         Total
                                             Receivable        Stock-        Compre-
                                             from Stock-      holders'      hensive
                                               holders         Equity        Income
----------------------------------------------------------------------     ---------
Balance, December 31, 1996                       $(302)        $32,974
----------------------------------------------------------------------
Treasury stock acquired                              -              (1)
----------------------------------------------------------------------
Treasury stock sold                                  -               4
----------------------------------------------------------------------
Exercise of stock options                            -              50
----------------------------------------------------------------------
Issuance of common stock under Employee
 Stock Purchase Plan                                 -             283
----------------------------------------------------------------------
Repayment of note receivable from
 stockholder                                        28              28
----------------------------------------------------------------------     ---------
Net income for the year                              -           7,400       $ 7,400
----------------------------------------------------------------------     ---------
Other comprehensive income                           -            (324)         (324)
----------------------------------------------------------------------     ---------
Balance, December 31, 1997                        (274)         40,414         7,076
----------------------------------------------------------------------     =========
Treasury stock acquired                              -              (5)
----------------------------------------------------------------------
Treasury stock sold                                  -             236
----------------------------------------------------------------------
Exercise of stock options                            -             180
----------------------------------------------------------------------
Issuance of common stock under
 Employee Stock Purchase Plan                        -             169
----------------------------------------------------------------------
Repayment of note receivable from
 stockholder                                        24              24
----------------------------------------------------------------------     ---------
Net income for the year                              -          11,349        11,349
----------------------------------------------------------------------     ---------
Other comprehensive income                           -               -             -
----------------------------------------------------------------------     ---------
Balance, December 31, 1998                        (250)         52,367        11,349
----------------------------------------------------------------------     =========
Treasury stock acquired                              -          (2,550)
----------------------------------------------------------------------
Treasury stock sold                                  -               9
----------------------------------------------------------------------
Exercise of stock options                            -             895
----------------------------------------------------------------------
Issuance of common stock under Employee
 Stock Purchase Plan                                 -             159
----------------------------------------------------------------------     ---------
Net income for the year                              -          14,751        14,751
----------------------------------------------------------------------     ---------
Other comprehensive income                           -               -             -
----------------------------------------------------------------------     ---------
Balance, December 31, 1999                       $(250)        $65,631       $14,751
======================================================================     =========

The accompanying notes are an integral part of the consolidated financial statements.

                                             ANSYS, Inc. 1999 Annual Report   23

Notes to Consolidated Financial Statements

1. Organization and Initial Public Offering
--------------------------------------------------------------------------------

   ANSYS, Inc. (the "Company") develops, markets and supports a family of mechanical computer-aided engineering software products. The Company's products are marketed and sold to companies throughout the world that operate in many industries, including automotive, aerospace and electronics. Effective June 20, 1996, the Company completed an initial public offering ("IPO") of 3,500,000 shares of common stock at $13.00 per share.

2. Summary of Significant Accounting Policies
--------------------------------------------------------------------------------

PRINCIPLES OF CONSOLIDATION: The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, ASN Systems Limited, SAS IP, Inc., ANSYS Software Engineering Technology (Beijing) Co., Ltd. and ANSYS Foreign Sales Corporation. All significant intercompany accounts and transactions have been eliminated in consolidation.

REVENUE RECOGNITION: The Company's products are sold primarily through distributors, who are resellers with respect to the Company's products. Revenue is derived principally from the licensing of computer software products, either on an annual lease, monthly lease or perpetual basis, and from related maintenance contracts. Revenue from product licensing for perpetual licenses is recognized upon delivery of the product, acceptance by the customer and receipt of a signed contractual obligation, provided that no significant Company obligations remain and collection of the receivable is probable. A portion of the license fee from noncancellable annual leases is recognized as paid-up revenue upon inception of the lease. The remaining portion is recognized ratably over the remaining lease period. Revenue for monthly lease licenses is recognized monthly, as earned, because the lease license agreements can be cancelled by the customers with 30 days notice. Revenue from maintenance contracts is recognized ratably over the term of the contract. Costs related to maintenance obligations are expensed as incurred. Revenue from training, support and other services is recognized as the services are performed.

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

SECURITIES AVAILABLE FOR SALE: The Company follows the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," which addresses the classification, accounting and disclosure of investments in debt and equity securities. In accordance with Statement No. 115, the Company has investments in marketable equity securities that have been classified as available-for-sale and, accordingly, are carried at fair value, with the unrealized gains and losses, net of tax, reported in a separate component of stockholders' equity.

24  ANSYS, Inc. 1999 Annual Report

Notes to Consolidated Financial Statements


PROPERTY AND EQUIPMENT: Property and equipment is stated at cost. Depreciation is computed on the straight-line method over the estimated useful lives of the various classes of assets, which range from one to seven years. Repairs and maintenance are charged to expense as incurred. Gains or losses from the sale or retirement of property and equipment are included in the results of operations.

CAPITALIZED SOFTWARE: Internally developed computer software costs and costs of product enhancements are capitalized subsequent to the determination of technological feasibility; such capitalization continues until the product becomes available for general release. Amortization of capitalized software costs, both for internally developed as well as for purchased software products, is computed on a product-by-product basis over the estimated economic life of the product, which is generally three years. Amortization is the greater of the amount computed using: (i) the ratio of the current year's gross revenue to the total current and anticipated future gross revenue for that product or (ii) the straight-line method over the estimated life of the product.

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

   During 1999, sales by distributors comprised approximately 70% of the Company's total revenue, with two distributors accounting for approximately 12% and 11% of total revenue. During 1998, sales by distributors comprised approximately 82% of the Company's total revenue, with two distributors accounting for approximately 13% and 10% of total revenue. During 1997, sales by distributors comprised approximately 97% of the Company's total revenue, with two distributors accounting for approximately 14% and 10% of total revenue.

INCOME TAXES: Deferred tax assets and liabilities are determined based on temporary differences between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

                                             ANSYS, Inc. 1999 Annual Report   25

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

USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the amounts of revenue and expenses during the reported periods. Actual results could differ from these estimates.

EARNINGS PER SHARE: Net income per basic common share is computed using the weighted average number of common shares outstanding during each period. Net income per diluted common share is computed using the weighted average number of common and common equivalent shares outstanding during each period. Common equivalent shares are not included in the per share calculations where their inclusion would be anti-dilutive.

3. Property and Equipment
--------------------------------------------------------------------------------

   Property and equipment consists of the following:

--------------------------------------------------------------------------------------
(in thousands)                                  December 31, 1999    December 31, 1998
--------------------------------------------------------------------------------------
Equipment                                                 $ 6,106              $ 4,815
--------------------------------------------------------------------------------------
Computer software                                           2,562                2,340
--------------------------------------------------------------------------------------
Furniture                                                     923                  877
--------------------------------------------------------------------------------------
Leasehold improvements                                        829                  824
--------------------------------------------------------------------------------------
                                                           10,420                8,856
--------------------------------------------------------------------------------------
Less: accumulated depreciation and amortization            (6,891)              (5,108)
--------------------------------------------------------------------------------------
                                                          $ 3,529              $ 3,748
--------------------------------------------------------------------------------------

   Depreciation and amortization expense related to property and equipment was approximately $1,907,000, $2,040,000, and $1,626,000 for the years ended December 31, 1999, 1998 and 1997, respectively.

4. Other Intangible Assets
--------------------------------------------------------------------------------

   Other intangible assets consists of the following:

(in thousands)                     Estimated Useful Lives   December 31, 1999    December 31, 1998
--------------------------------------------------------------------------------------------------
Trade name                                       10 years             $ 1,824              $ 1,824
--------------------------------------------------------------------------------------------------
Non-compete agreements                          5-8 years               1,000                2,000
--------------------------------------------------------------------------------------------------
                                                                        2,824                3,824
--------------------------------------------------------------------------------------------------
Less: accumulated amortization                                         (1,306)              (1,958)
--------------------------------------------------------------------------------------------------
                                                                      $ 1,518              $ 1,866
--------------------------------------------------------------------------------------------------

26   ANSYS, Inc. 1999 Annual Report

5. Other Comprehensive Income
--------------------------------------------------------------------------------

   Other comprehensive income is as follows:

--------------------------------------------------------------------------------------------------------
(in thousands)                               December 31, 1999    December 31, 1998    December 31, 1997
--------------------------------------------------------------------------------------------------------
Unrealized gains (losses) on                          $      -             $      -             $   (491)
 securities
--------------------------------------------------------------------------------------------------------
Tax effect                                                   -                    -                  167
--------------------------------------------------------------------------------------------------------
Other comprehensive income (loss)                     $      -             $      -             $   (324)
--------------------------------------------------------------------------------------------------------

6. Income Taxes

     The provision (benefit) for income taxes is comprised of the following:

--------------------------------------------------------------------------------------------------------
(in thousands)                               December 31, 1999    December 31, 1998    December 31, 1997
--------------------------------------------------------------------------------------------------------
Current:
--------------------------------------------------------------------------------------------------------
   Federal                                            $  3,297             $  3,357             $  2,699
--------------------------------------------------------------------------------------------------------
   State                                                    90                  220                   73
--------------------------------------------------------------------------------------------------------
   Foreign                                                 876                  854                  745
--------------------------------------------------------------------------------------------------------
Deferred:
--------------------------------------------------------------------------------------------------------
   Federal                                                 869                1,235                  725
--------------------------------------------------------------------------------------------------------
   State                                                   (14)                 122                    -
--------------------------------------------------------------------------------------------------------
        Total                                         $  5,118             $  5,788             $  4,242
--------------------------------------------------------------------------------------------------------

     The reconciliation of the federal statutory tax rate to the consolidated effective tax rate is as follows:

--------------------------------------------------------------------------------------------------------
                                             December 31, 1999    December 31, 1998    December 31, 1997
--------------------------------------------------------------------------------------------------------
Federal statutory tax rate                                35.0%                34.0%                34.0%
--------------------------------------------------------------------------------------------------------
State income taxes, net of federal benefit                 0.3                  0.8                  0.4
--------------------------------------------------------------------------------------------------------
Research and experimentation credit                       (2.0)                (1.2)                (0.9)
--------------------------------------------------------------------------------------------------------
Other                                                     (7.5)                  .2                  2.9
--------------------------------------------------------------------------------------------------------
                                                          25.8%                33.8%                36.4%
--------------------------------------------------------------------------------------------------------

     The components of deferred tax assets and liabilities are as follows:

--------------------------------------------------------------------------------------------------------
(in thousands)                                                    December 31, 1999    December 31, 1998
--------------------------------------------------------------------------------------------------------
Deferred tax assets:
--------------------------------------------------------------------------------------------------------
   Goodwill                                                                $  3,762             $  4,145
--------------------------------------------------------------------------------------------------------
   Capitalized software                                                       3,948                4,483
--------------------------------------------------------------------------------------------------------
   Allowance for doubtful accounts                                              638                  675
--------------------------------------------------------------------------------------------------------
   Accrued expenses and liabilities                                              89                  159
--------------------------------------------------------------------------------------------------------
   Other                                                                        817                  473
--------------------------------------------------------------------------------------------------------
                                                                              9,254                9,935
--------------------------------------------------------------------------------------------------------
Deferred tax liabilities:
--------------------------------------------------------------------------------------------------------
   Accounts receivable mark-to-market                                           390                  585
--------------------------------------------------------------------------------------------------------
   Property and equipment                                                        62                  169
--------------------------------------------------------------------------------------------------------
   Other                                                                      1,823                1,347
--------------------------------------------------------------------------------------------------------
                                                                              2,275                2,101
--------------------------------------------------------------------------------------------------------
        Net deferred tax assets                                            $  6,979             $  7,834
--------------------------------------------------------------------------------------------------------

   Based upon the Company's current and historical taxable income and the anticipated level of future taxable income, management believes it is more likely than not that all of the deferred tax assets will be realized. Accordingly, no valuation allowance has been established against the deferred tax assets.

                                             ANSYS, Inc. 1999 Annual Report   27

7. Pension and Profit-Sharing Plans
--------------------------------------------------------------------------------

   The Company maintains both a money purchase pension plan (the "Pension Plan") and a 401(k) / profit-sharing plan (the "Profit-Sharing Plan") for all qualifying full-time employees. The Pension Plan is a noncontributory plan and required the Company to contribute 20% of each participant's compensation in 1997. A plan amendment, effective January 1, 1998, reduced the Company contribution to 5% of each participant's compensation.

   In 1997, the Profit-Sharing Plan was noncontributory. An amendment to this plan, effective January 1, 1998, invoked the 401(k) feature of the plan, thereby permitting employee contributions up to 10% of eligible compensation. The Company makes matching contributions on behalf of each participant in an amount equal to 100% of the employee contribution up to a maximum of 5% of employee compensation. The employee vesting period was also amended to a five year graduated vesting schedule for employer contributions. Under the profit-sharing provisions of the plan, the Company contribution is determined annually by the Board of Directors, subject to a maximum limitation of 5% of eligible compensation.

   Total expense related to the Pension and Profit-Sharing plans was $1,266,000 in 1999, $1,144,000 in 1998 and $2,566,000 in 1997.

8. Non-Compete and Employment Agreements
--------------------------------------------------------------------------------

   During 1997, the Company exercised an option for a non-compete agreement related to activities in the Company's United Kingdom and Netherlands territories. The agreement precludes the former ASD from engaging in any competitive business activities previously undertaken pursuant to the former ASD agreement.

   The Company has entered into an employment agreement with the Chairman of the Board of Directors. In the event the Chairman is terminated without cause, his employment agreement provides for severance at the annual rate of $300,000 for the later of a period of one year after termination or when he accepts other employment. The Chairman is subject to a one-year restriction on competition following termination of employment under the circumstances described in the contract.

9. Stock Option and Grant Plans
--------------------------------------------------------------------------------

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

28   ANSYS, Inc. 1999 Annual Report

   The 1994 and 1996 Stock Plans provide that: (i) the exercise price of an ISO must be no less than the fair value of the stock at the date of grant and (ii) the exercise price of an ISO held by an optionee who possesses more than 10% of the total combined voting power of all classes of stock must be no less than 110% of the fair market value of the stock at the time of grant. The Board of Directors has the authority to set expiration dates no later than ten years from the date of grant (or five years for an optionee who meets the 10% criteria), payment terms and other provisions for each grant. Shares associated with unexercised options or repurchased shares of common stock become available for options or issuances under the 1996 Stock Plan. The Compensation Committee of the Board of Directors may, at its sole discretion, accelerate or extend the date or dates on which all or any particular award or awards granted under the 1994 and 1996 Stock Plans may vest or be exercised. In the event of a merger, liquidation or sale of substantially all of the assets of the Company, the Board of Directors has the discretion to accelerate the vesting of the options granted under the 1994 and 1996 Stock Plans, except that options granted to Independent Directors vest automatically. Under certain scenarios, other optionees may also automatically vest upon the occurrence of such an event. In addition, the 1994 and 1996 Stock Plans and the grants issued thereunder terminate upon the effectiveness of any such transaction or event, unless a provision is made in connection with such transaction for the assumption of grants theretofore made. Under the 1996 Stock Plan, at the discretion of the Compensation Committee, any option may include a "reload" feature. Such feature allows an optionee exercising an option to receive, in addition to the number of shares of common stock due on the exercise, an additional option with an exercise price equal to the fair market value of the common stock on the date such additional option is granted.

   In addition, the 1996 Stock Plan provides for the automatic grant of non-qualified options to Independent Directors. Under such provisions, options to purchase that number of shares of common stock determined by dividing $200,000 by the option exercise price will be granted to each individual when he or she first becomes a member of the Board of Directors, provided that he or she is not an employee of the Company. In addition, in 1998 the Board of Directors amended the 1996 Stock Plan to provide that on the date five business days following each annual meeting of stockholders of the Company, each Independent Director who is then serving will be granted an option to purchase 12,000 shares of common stock at the option exercise price. Options granted to Independent Directors under the foregoing provisions will vest in annual installments over four years, commencing with the date of grant, and will expire ten years after the grant, subject to earlier termination if the optionee ceases to serve as a director. The exercisability of these options will be accelerated upon the occurrence of a merger, liquidation or sale of substantially all of the assets of the Company.

   During 1994, the Company issued 1,289,750 shares of restricted common stock to certain officers, employees and members of the Board of Directors. In addition, during 1996 the Company issued 135,860 shares of restricted common stock to an officer and during 1995 issued 30,000 shares of restricted common stock to members of the Board of Directors. Substantially all shares of restricted stock and all of the options under both the 1994 and 1996 Stock Plans were issued at the estimated market value of the Company's common stock at the time of issuance. The recipients of the restricted stock are required to continue in the employment or service of the Company for periods up to five years after the date of issuance for ownership to vest and provide for repurchase of unvested restricted stock by the Company at the original purchase price in the event of the termination of employment prior to vesting. Upon termination of employment, the Company repurchased 18,150, 14,950 and 3,950 shares of restricted stock from employees in 1999, 1998 and 1997, respectively.


29 ANSYS, Inc. 1999 Annual Report

  Restricted stock purchases, grants and option activity under the 1994 and 1996 Stock Plans, and the issuance of restricted stock to members of the Board of Directors under separate agreements, are summarized as follows:

1994 Stock Option and Grant Plan                       Restricted Stock             Stock Options
--------------------------------------------------------------------------------------------------------
                                                   Number of        Range of  Number of         Range of
(in thousands, except for range of issue price)       Shares     Issue Price    Options      Issue Price
--------------------------------------------------------------------------------------------------------
Outstanding at December 31, 1996                       1,575      $ .01-2.40        839      $ .40-11.00
--------------------------------------------------------------------------------------------------------
Issued/granted                                             -               -          -                -
--------------------------------------------------------------------------------------------------------
Exercised                                               (204)        .10-.40        (99)       .40-1.275
--------------------------------------------------------------------------------------------------------
Repurchased/cancelled                                     (4)            .10        (86)       .40-10.00
--------------------------------------------------------------------------------------------------------
Outstanding at December 31, 1997                       1,367        .01-2.40        654        .40-11.00
--------------------------------------------------------------------------------------------------------
Issued/granted                                             -               -          -                -
--------------------------------------------------------------------------------------------------------
Exercised                                               (507)        .01-.40        (56)       .40-1.275
--------------------------------------------------------------------------------------------------------
Repurchased/cancelled                                    (23)        .10-.40        (72)       .40-10.00
--------------------------------------------------------------------------------------------------------
Outstanding at December 31, 1998                         837        .01-2.40        526        .40-11.00
--------------------------------------------------------------------------------------------------------
Issued/granted                                             -               -          -                -
--------------------------------------------------------------------------------------------------------
Exercised                                               (815)       .10-2.40       (143)        .40-2.40
--------------------------------------------------------------------------------------------------------
Repurchased/cancelled                                    (18)        .01-.40        (33)       .40-10.00
--------------------------------------------------------------------------------------------------------
Outstanding at December 31, 1999                           4      $      .40        350      $ .40-11.00
--------------------------------------------------------------------------------------------------------
Exercisable at:
--------------------------------------------------------------------------------------------------------
   December 31, 1997                                      53                        156
--------------------------------------------------------------------------------------------------------
   December 31, 1998                                      90                        292
--------------------------------------------------------------------------------------------------------
   December 31, 1999                                       -                        286
--------------------------------------------------------------------------------------------------------

1996 Stock Option and Grant Plan                                         Stock Options
--------------------------------------------------------------------------------------------------------

(in thousands, except for range of issue price)            Number of Options       Range of Issue Price
--------------------------------------------------------------------------------------------------------
Outstanding at December 31, 1996                                         414              $11.75-$13.125
--------------------------------------------------------------------------------------------------------
Issued/granted                                                           759                  6.25-9.625
--------------------------------------------------------------------------------------------------------
Exercised                                                                  -                           -
--------------------------------------------------------------------------------------------------------
Repurchased/cancelled                                                   (146)                6.25-13.125
--------------------------------------------------------------------------------------------------------
Outstanding at December 31, 1997                                       1,027                 6.25-13.125
--------------------------------------------------------------------------------------------------------
Issued/granted                                                           919                 6.00-11.313
--------------------------------------------------------------------------------------------------------
Exercised                                                                (40)                 6.25-9.625
--------------------------------------------------------------------------------------------------------
Repurchased/cancelled                                                   (157)                 6.25-13.00
--------------------------------------------------------------------------------------------------------
Outstanding at December 31, 1998                                       1,749                  6.00-13.13
--------------------------------------------------------------------------------------------------------
Issued/granted                                                           697                  6.88-11.00
--------------------------------------------------------------------------------------------------------
Exercised                                                                (68)                 6.00-9.625
--------------------------------------------------------------------------------------------------------
Repurchased/cancelled                                                   (261)                 6.00-13.00
--------------------------------------------------------------------------------------------------------
Outstanding at December 31, 1999                                       2,117              $   6.00-13.13
--------------------------------------------------------------------------------------------------------
Exercisable at:
--------------------------------------------------------------------------------------------------------
   December 31, 1997                                                      95
--------------------------------------------------------------------------------------------------------
   December 31, 1998                                                     270
--------------------------------------------------------------------------------------------------------
   December 31, 1999                                                     577
--------------------------------------------------------------------------------------------------------

30   ANSYS, Inc. 1999 Annual Report

  The Company has elected to account for stock-based compensation arrangements under the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock-Based Compensation." The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation expense has been recognized for restricted stock or options which have been issued under the 1994 and 1996 Stock Plans. Had compensation cost for the Company's two stock option and grant plans been determined based upon the fair value at the grant date for the option awards in 1999, 1998 and 1997, consistent with the provisions of SFAS No. 123, the Company's net income and basic and diluted earnings per share would have been reduced to the pro forma amounts indicated below:

----------------------------------------------------------------------------------------
(in thousands, except per share data)                       1999        1998        1997
----------------------------------------------------------------------------------------
Net income - as reported                                 $14,751     $11,349     $ 7,400
----------------------------------------------------------------------------------------
Net income - pro forma                                    14,386      10,947       7,048
----------------------------------------------------------------------------------------
Net income per basic common share - as reported           $ 0.90      $ 0.71     $  0.47
----------------------------------------------------------------------------------------
Net income per basic common share - pro forma               0.88        0.68        0.45
----------------------------------------------------------------------------------------
Net income per diluted common share - as reported           0.88        0.68        0.45
----------------------------------------------------------------------------------------
Net income per diluted common share - pro forma             0.86        0.66        0.43
----------------------------------------------------------------------------------------

  The weighted-average fair value of options granted was $8.43 per share in 1999, $8.83 per share in 1998 and $6.65 per share in 1997.

  The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the risk-free interest rates ranging from a low of 4.82% to a high of 6.26%. The interest rates used were determined by using the five year Treasury Note rate at the date of grant. The following assumptions were also used to determine the fair value of each option grant: dividend yields of 0%; expected volatility of 65% and expected term of 5 years.

10. Employee Stock Purchase Plan
--------------------------------------------------------------------------------

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

  During each offering, an eligible employee may purchase shares under the Purchase Plan by authorizing payroll deductions of up to 10% of his cash compensation during the offering period. The maximum number of shares which may be purchased by any participating employee during any offering period is limited to 960 shares (as adjusted by the Compensation Committee from time to time). Unless the employee has previously withdrawn from the offering, his accumulated payroll deductions will be used to purchase common stock on the last business day of the period at a price equal to 85% of the fair market value of the common stock on the first or last day of the offering period, whichever is lower. Under applicable tax rules, an employee may purchase no more than $25,000 worth of common stock in any calendar year. At December 31, 1999, 82,654 shares of common stock had been issued under the Purchase Plan of which 61,926 were issued as of December 31, 1998.

                                             ANSYS, Inc. 1999 Annual Report   31

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. Leases
--------------------------------------------------------------------------------

  In January 1996, the Company entered into a lease agreement with an unrelated third party for a new corporate office facility, which the Company occupied in February 1997. The lease agreement is for ten years, with an option for five additional years, and includes a rental acceleration at the end of the fifth and tenth years. The Company incurred lease rental expense related to this facility of $1,227,000 in 1999 and 1998, and $1,022,000 in 1997. Minimum lease payments for the next five years under the facility lease are $1,227,000 per annum in 2000 and 2001, and $1,354,000 per annum in 2002, 2003 and 2004.

  Prior to February 1997, the Company had operated from facilities which it had leased from a joint venture held by a corporate officer. The Company incurred lease rental expense related to this lease agreement of $138,000 for the year ended December 31, 1997.

  The Company has also entered into various noncancellable operating leases for equipment and sales offices. Lease rental expense related to these leases totaled $998,000, $1,136,000 and $1,125,000 for the years ended December 31, 1999, 1998 and 1997, respectively. Future minimum lease payments under noncancellable operating leases for equipment and sales offices in effect at December 31, 1999 are $415,000 in 2000, $250,000 in 2001, $73,000 in 2002 and
$53,000 in 2003.

12. Royalty Agreements
--------------------------------------------------------------------------------

  The Company has entered into various renewable nonexclusive license agreements under which the Company has been granted access to the licensor's patent technology and the right to sell the patent technology in the Company's product line. Royalties are payable to developers of the software at various rates and amounts generally based upon unit sales or revenue. Royalty fees, which are included in cost of sales, were approximately $524,000, $489,000, and $422,000 for the years ended December 31, 1999, 1998 and 1997, respectively.

13. Related Party Transactions
--------------------------------------------------------------------------------

  In connection with his initial employment, the Company's Chairman of the Board of Directors purchased 626,000 restricted shares of common stock in July 1994 for a cash purchase price of $250,000 with proceeds from a loan from the Company evidenced by a promissory note bearing interest at 8.23% and maturing on July 8, 2006. The promissory note is collateralized by a pledge of the shares purchased with the proceeds of the loan. The shares purchased by the Chairman are fully vested. Subsequent to December 31, 1999, the note and all related interest were repaid in full.

14. Geographic Information
--------------------------------------------------------------------------------

  Revenue by geographic area is as follows:

--------------------------------------------------------------------------------------------------------
                                                                 Other                   Other
(in thousands)                United States   Canada  Germany   Europe    Japan  International     Total
--------------------------------------------------------------------------------------------------------
Year ended December 31, 1999        $27,673  $ 1,151  $ 7,091  $14,924  $ 7,678        $ 4,622   $63,139
--------------------------------------------------------------------------------------------------------
Year ended December 31, 1998         24,282    1,509    5,704   13,986    7,565          3,507    56,553
--------------------------------------------------------------------------------------------------------
Year ended December 31, 1997         22,881      771    5,113   11,258    6,878          3,646    50,547
--------------------------------------------------------------------------------------------------------

32  ANSYS, Inc. 1999 Annual Report

NOTES TO CONSOLIDTED FINANCIAL STATEMENTS

15. Contingencies
--------------------------------------------------------------------------------

  The Company has been involved in litigation related to the expiration of an ASD distribution agreement. In February 2000, a court rejected the Company's claims for unpaid fees and ruled in favor of the defendant. The Company and its outside counsel believe there may be other legal alternatives with respect to this case and are currently considering such alternatives. Due to the uncertainty regarding the means by which the Company will proceed with this case, a reasonable estimate of loss cannot be currently made and, as such, no provision has been made in the accompanying financial statements. If the Company does not seek additional legal recourse, it may be required to pay the defendant's legal costs which may total up to $500,000.

  The Company had an outstanding irrevocable standby letter of credit for $1,537,000 at December 31, 1999. This letter of credit, which expires on April 8, 2000, was issued as a guarantee for court-awarded damages related to the litigation discussed above. The fair value of the letter of credit approximates the contract value based on the nature of the fee arrangements with the issuing bank. No material losses on this commitment have been incurred, nor are any anticipated.

16. Earnings Per Share
--------------------------------------------------------------------------------

  Basic earnings per common share ("EPS") amounts are computed by dividing earnings by the average number of common shares outstanding. Diluted EPS amounts assume the issuance of common stock for all potentially dilutive equivalents outstanding.

  The details of basic and diluted earnings per common share are as follows:

-----------------------------------------------------------------------------------------
(in thousands, except per share data)                            1999      1998      1997
-----------------------------------------------------------------------------------------
Net income                                                    $14,751   $11,349   $ 7,400
-----------------------------------------------------------------------------------------
Weighted average shares outstanding - basic(1)                 16,366    16,052    15,742
-----------------------------------------------------------------------------------------
Basic earnings per share                                      $  0.90   $  0.71   $  0.47
-----------------------------------------------------------------------------------------
Effect of dilutive securities:
-----------------------------------------------------------------------------------------
   Shares issuable upon exercise of dilutive
        outstanding restricted stock and stock options            323       529       776
-----------------------------------------------------------------------------------------
   Weighted average shares outstanding - diluted               16,689    16,581    16,518
-----------------------------------------------------------------------------------------
Diluted earnings per share                                    $  0.88   $  0.68   $  0.45
-----------------------------------------------------------------------------------------
Anti-dilutive shares/options                                      570     1,200       642
-----------------------------------------------------------------------------------------

/(1)/ Weighted average shares outstanding - basic excludes unvested restricted stock.

17. Recently Issued Accounting Pronouncements
--------------------------------------------------------------------------------

  In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," which defines derivatives, requires that all derivatives be carried at fair value and provides for hedge accounting when certain conditions are met. The Standard was effective for all fiscal quarters of fiscal years beginning after June 15, 1999. In June 1999, the FASB delayed the effective date of this statement for one year through the issuance of Statement No. 137, "Accounting for Derivative Instruments and Hedging Activities
- Deferral of the Effective Date of SFAS No. 133 and an Amendment of SFAS No. 133." The Company will implement Statement No. 133 during the year 2000 and believes that the adoption of this Statement will not have a material effect on its consolidated financial statements.

18. Subsequent Event -- Share Repurchase Program
--------------------------------------------------------------------------------

  On February 8, 2000, the Company announced that its Board of Directors had approved a share repurchase program. The approval authorizes the Company to repurchase up to 1 million shares, or approximately 6% of the Company's issued and outstanding common stock.

                                             ANSYS, Inc. 1999 Annual Report   33

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                                                      Fiscal Quarter Ended
-----------------------------------------------------------------------------------------------------------
                                                    December 31,   September 30,     June 30,     March 31,
(in thousands, except per share data)                      1999             1999         1999          1999
-----------------------------------------------------------------------------------------------------------
Revenue                                                 $17,598          $14,279      $15,394       $15,868
-----------------------------------------------------------------------------------------------------------
Gross profit                                             15,834           12,699       13,745        14,243
-----------------------------------------------------------------------------------------------------------
Operating income                                          4,858            3,928        3,883         4,574
-----------------------------------------------------------------------------------------------------------
Net income                                                4,125            3,366        3,543         3,717
-----------------------------------------------------------------------------------------------------------
Net income per basic share                                  .25              .20          .22           .23
-----------------------------------------------------------------------------------------------------------
Net income per diluted share                                .25              .20          .21           .22
-----------------------------------------------------------------------------------------------------------
Common stock price per share(1):
-----------------------------------------------------------------------------------------------------------
   High                                                   11.88            10.38        10.25         10.94
-----------------------------------------------------------------------------------------------------------
   Low                                                     8.75             8.81         6.50          6.88
-----------------------------------------------------------------------------------------------------------

                                                                           Fiscal Quarter Ended
-----------------------------------------------------------------------------------------------------------
                                                    December 31,   September 30,     June 30,     March 31,
(in thousands, except per share data)                      1998             1998         1998          1998
-----------------------------------------------------------------------------------------------------------
Revenue                                                 $15,257          $13,507      $13,562       $14,227
-----------------------------------------------------------------------------------------------------------
Gross profit                                             13,730           11,992       12,079        12,686
-----------------------------------------------------------------------------------------------------------
Operating income                                          4,241            3,577        3,552         3,835
-----------------------------------------------------------------------------------------------------------
Net income                                                3,152            2,710        2,720         2,767
-----------------------------------------------------------------------------------------------------------
Net income per basic share                                  .20              .17          .17           .17
-----------------------------------------------------------------------------------------------------------
Net income per diluted share                                .19              .16          .16           .17
-----------------------------------------------------------------------------------------------------------
Common stock price per share(1):
-----------------------------------------------------------------------------------------------------------
   High                                                   11.50            11.25        11.75         10.44
-----------------------------------------------------------------------------------------------------------
   Low                                                     5.75             6.25         9.00          7.00
-----------------------------------------------------------------------------------------------------------

/(1)/ The Company's common stock trades on the Nasdaq National Market tier of The Nasdaq Stock Market under the symbol: ANSS. The common stock prices shown are based on the Nasdaq daily closing stock price.

  The Company has not paid cash dividends on its common stock as it has retained earnings for use in its business. The Company intends to review its policy with respect to the payment of dividends from time to time; however, there can be no assurance that any dividends will be paid in the future.

  On February 23, 2000, there were 290 shareholders of record and approximately 3,300 beneficial shareholders of the Company's common stock.

34   ANSYS, Inc. 1999 Annual Report

CORPORATE INFORMATION

HEADQUARTERS

ansysinfo@ansys.com
T 724.746.3304
F 724.514.9494
Toll Free USA and Canada:
1.800.WE.R.FEA.1
(1.800.937.3321)
Toll Free Mexico:
95.800.9373321

REGIONAL OFFICES

North America
na.sales@ansys.com
T 724.514.3122
F 724.514.3115

International
int.sales@ansys.com
T 724.514.3086
F 724.514.3115

Europe
eu.sales@ansys.com
T 44.118.9880229
F 44.118.9880925

http://www.ansys.com


SHAREHOLDER INFORMATION

Requests for information about the Company should be directed to: Investor Relations, ANSYS, Inc., Southpointe, 275 Technology Drive, Canonsburg, PA 15317
Telephone: 724.514.1782

REPORT ON FORM 10-K

Stockholders may obtain additional financial information about ANSYS, Inc. from the Company's Report on Form 10-K filed with the Securities and Exchange Commission. Copies are available from the Company without charge upon written request.

STOCK LISTING

[LOGO OF NASDAQ]

COUNSEL

Goodwin, Procter, & Hoar L.L.P., Boston, MA

ANNUAL MEETING

The Annual Meeting of Stockholders will be held on May 2, 2000 at 2:00 p.m. at the Southpointe Club, 360 Southpointe Blvd., Canonsburg, PA 15317.

TRANSFER AGENT

Chase Mellon Shareholder Services, Ridgefield Park, NJ

INDEPENDENT ACCOUNTANTS

PricewaterhouseCoopers LLP, Pittsburgh, PA

ANSYS, Inc. is an Equal Opportunity Employer. As such, it is the Company's policy to promote equal employment opportunity and to prohibit discrimination on the basis of race, color, religion, sex, age, national origin, disability or status as a veteran in all aspects of employment including recruiting, hiring training or promoting personnel. In fulfilling this commitment, the Company shall comply with the letter and spirit of the laws, regulations and Executive Orders governing equal opportunity in employment: including the Civil Rights
Act of 1964, Executive Order 11246, Revised Order Number 4 and amendments thereto.

ANSYS and DesignSpace are registered in the U.S. Patent and Trademark Office. DesignSpace Expert, ANSYS/Multiphysics and ANSYS/Professional are trademarks of SAS IP, Inc., a wholly owned subsidiary of ANSYS, Inc. All other trademarks and registered trademarks are the property of their respective owners.

[RECYCLE LOGO] This entire report is printed on recycled paper.

                                              ANSYS, Inc. 1999 Annual Report  35