Form 10-K405, Exhibit 13
period 2000-12-31
ANSYS INC
filed 2001-03-29
CIK 1013462

                                                                  EXHIBIT 13.1


                      2000 ANNUAL REPORT TO STOCKHOLDERS

(See page 1 - Financial Highlights and pages 12 through inside back cover (page
41) of 2000 Annual Report to Shareholders)

Financial Highlights

Year Ended December 31,

(in thousands, except per share data)                      2000           1999             1998              1997           1996
--------------------------------------------------------------------------------------------------------------------------------
Revenue                                                 $74,467        $63,139          $56,553           $50,547        $47,066
--------------------------------------------------------------------------------------------------------------------------------
Operating income                                         19,579         17,243           15,206            10,731          3,674
--------------------------------------------------------------------------------------------------------------------------------
Net income                                               16,310         14,751           11,349             7,400          1,304
--------------------------------------------------------------------------------------------------------------------------------
Net income per
   basic share after
   extraordinary item                                      1.03            .90              .71               .47            .08
--------------------------------------------------------------------------------------------------------------------------------
Weighted average
   shares - basic                                        15,804         16,366           16,052            15,742         14,000
--------------------------------------------------------------------------------------------------------------------------------
Net income per
   diluted share after
   extraordinary item                                      1.00            .88              .68               .45            .07
--------------------------------------------------------------------------------------------------------------------------------
Weighted average
   shares - diluted                                      16,269         16,689           16,581            16,518         14,906
--------------------------------------------------------------------------------------------------------------------------------
Net income before acquisition-related
   amortization and one-time charges                     17,723         14,751           11,349             7,400          1,304
--------------------------------------------------------------------------------------------------------------------------------
Adjusted earnings per share - diluted                      1.09            .88              .68               .45            .07
--------------------------------------------------------------------------------------------------------------------------------
Total assets                                            $94,225        $83,891          $67,998           $54,566        $43,431
--------------------------------------------------------------------------------------------------------------------------------
Working capital                                          40,046         52,655           38,049            23,761         14,691
--------------------------------------------------------------------------------------------------------------------------------
Long-term obligations                                         -              -                -                 -              -
--------------------------------------------------------------------------------------------------------------------------------
Stockholders' equity                                     69,364         65,631           52,367            40,414         32,974
--------------------------------------------------------------------------------------------------------------------------------

2000 Financial Content


Management's Discussion and Analysis of
Financial Condition and Results of Operations      12

Report of Independent Accountants                  22

Consolidated Balance Sheets                        23

Consolidated Statements of Income                  24

Consolidated Statements of Cash Flows              25

Consolidated Statements of Stockholders' Equity    26

Notes to Consolidated Financial Statements         28

Quarterly Financial Information (Unaudited)        40

Corporate Information                              41

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

  ANSYS, Inc. (the "Company") is a leading international supplier of analysis and engineering software for optimizing the design of new products. The Company is committed to providing the most open and flexible analysis solutions to suit customer requirements for engineering software in today's competitive marketplace. In addition, the Company partners with leading design software suppliers to develop state-of-the-art computer-aided design ("CAD") integrated products. Sales, support and training for customers are provided primarily through the Company's global network of independent ANSYS Support Distributors ("ASDs"). The Company distributes and supports its ANSYS(R), DesignSpace(R) and ICEM CFD product lines through its ASDs, certain direct sales offices, as well as a network of independent resellers and dealers. The following discussion should be read in conjunction with the audited consolidated financial statements and notes thereto included elsewhere in this Annual Report.

  This Annual Report contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements which contain such words as "anticipates," "intends," "believes," "plans" and other similar expressions. The Company's actual results could differ materially from those set forth in the forward-looking statements due to various risks and uncertainties which are detailed in "Important Factors Regarding Future Results" beginning on page 18.

  For purposes of the following discussion and analysis, the following table sets forth certain consolidated financial data for the years 2000, 1999, and 1998.


                                                                     Year Ended December 31,
---------------------------------------------------------------------------------------------------------
(in thousands)                                            2000                    1999               1998
---------------------------------------------------------------------------------------------------------
Revenue:
---------------------------------------------------------------------------------------------------------
   Software licenses                                   $43,528                 $37,675            $35,463
---------------------------------------------------------------------------------------------------------
   Maintenance and service                              30,939                  25,464             21,090
---------------------------------------------------------------------------------------------------------
       Total revenue                                    74,467                  63,139             56,553
---------------------------------------------------------------------------------------------------------
Cost of sales:
---------------------------------------------------------------------------------------------------------
   Software licenses                                     4,278                   3,530              3,404
---------------------------------------------------------------------------------------------------------
   Maintenance and service                               4,407                   3,088              2,661
---------------------------------------------------------------------------------------------------------
       Total cost of sales                               8,685                   6,618              6,065
---------------------------------------------------------------------------------------------------------
Gross profit                                            65,782                  56,521             50,488
---------------------------------------------------------------------------------------------------------
Operating expenses:
---------------------------------------------------------------------------------------------------------
   Selling and marketing                                17,950                  15,326             13,137
---------------------------------------------------------------------------------------------------------
   Research and development                             14,502                  13,475             11,627
---------------------------------------------------------------------------------------------------------
   Amortization                                          2,234                     855                884
---------------------------------------------------------------------------------------------------------
   General and administrative                           11,517                   9,622              9,634
---------------------------------------------------------------------------------------------------------
      Total operating expenses                          46,203                  39,278             35,282
---------------------------------------------------------------------------------------------------------
Operating income                                        19,579                  17,243             15,206
---------------------------------------------------------------------------------------------------------
Other income                                             3,579                   2,626              1,931
---------------------------------------------------------------------------------------------------------
Income before income tax provision                      23,158                  19,869             17,137
---------------------------------------------------------------------------------------------------------
Income tax provision                                     6,848                   5,118              5,788
---------------------------------------------------------------------------------------------------------
Net income                                             $16,310                 $14,751            $11,349
---------------------------------------------------------------------------------------------------------

Acquisition of Pacific Marketing and Consulting, Inc.

  On August 30, 2000, ANSYS, Inc. and GenesisOne Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of ANSYS, Inc., entered into an Agreement and Plan of Merger (the "Merger Agreement") with Pacific Marketing and Consulting, Inc., a California corporation ("PMAC"), and its officers and stockholders. The transactions contemplated by the Merger Agreement were consummated on August 31, 2000 with the merger of PMAC with and into GenesisOne.

  In the merger, holders of PMAC's Class A voting and Class B non-voting common stock received initial merger consideration consisting of an aggregate of 618,992 shares of ANSYS common stock, valued for purposes of such issuance at $10.01563 per share, and cash in an aggregate amount of $5,832,531. Holders of PMAC's Class C non-voting common stock received initial merger consideration aggregating $367,290 solely in cash. Of the total initial stock consideration, an aggregate of 123,795 shares of ANSYS common stock were delivered into escrow, to be released on August 31, 2001 or, if later, upon the resolution of any outstanding indemnification claims secured by such shares. In addition, $3,000,000 of the initial aggregate cash consideration was delivered into escrow, to be released during the first quarter of 2001 upon and subject to the determination of certain post-closing adjustments and claims.

  The Merger Agreement also provides for certain additional future payments if the acquired business achieves certain performance criteria. The total amount of funds required to pay the initial aggregate cash consideration was $6,199,821, which was obtained from the working capital of ANSYS. The aggregate merger consideration was determined on the basis of arms' length negotiations between representatives of ANSYS and PMAC.

  The acquisition has been accounted for as a purchase and, accordingly, the operating results of PMAC have been included in the Company's consolidated financial statements since the date of acquisition, August 31, 2000. The total purchase price was allocated to the assets and liabilities of PMAC based upon their estimated fair market values. The allocation of the purchase price was based on an independent valuation and included an allocation of $8,242,000 to identifiable intangibles (including $2,700,000 to assembled workforce, $2,345,000 to existing software, $1,790,000 to non-compete agreements and $1,407,000 to customer list) and $9,501,000 to goodwill. The identified intangibles and goodwill are being amortized over three to five years.

  PMAC (hereafter, "ICEM CFD Engineering" or "ICEM CFD") is a leading supplier of software for pre- and post-processing of computational fluid dynamics (CFD) and other high-growth engineering applications. ICEM CFD Engineering sells these products to a variety of market segments, including the electronics, automotive and aerospace industries. Additional information related to the acquisition of ICEM CFD is included in the Company's Current Report on Forms 8-K and 8-K/A, filed on September 13, 2000 and November 8, 2000, respectively.

Results of Operations

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

REVENUE: The Company's total revenue increased 17.9% from $63.1 million in 1999 to $74.5 million in the year 2000. The increase in total revenue was primarily the result of increased sales of both paid-up licenses and related maintenance contracts associated with the paid-up licenses, as well as contributions from the acquisition of ICEM CFD.

  Software license revenue totaled $43.5 million in 2000 as compared to $37.7 million in 1999, an increase of 15.5%. The increase was primarily the result of increased sales of paid-up licenses related to the Company's ANSYS and DesignSpace products, as well as approximately $2.7 million related to the acquisition of ICEM CFD.

  Maintenance and service revenue increased 21.5% from $25.5 million in 1999 to $30.9 million in 2000. The increase primarily resulted from maintenance contracts sold in association with the increased paid-up license sales discussed above. Approximately $1.7 million in maintenance and service revenue from the acquisition of ICEM CFD also contributed to the increase.

  Of the Company's total revenue in 2000, approximately 51.6% and 48.4% were attributable to international and domestic sales, respectively, as compared to 54.4% and 45.6% in 1999.

COSTS OF SALES AND GROSS PROFIT: The Company's total cost of sales increased 31.2% to $8.7 million, or 11.7% of total revenue, in 2000 from $6.6 million, or 10.5% of total revenue, in 1999. The increase was principally attributable to higher salaries and related expenses associated with increased headcount to support the growth in license and service sales, costs related to consulting services provided by ICEM CFD, as well as increased royalty costs.

  As a result of the foregoing, the Company's gross profit increased 16.4% to $65.8 million in 2000 from $56.5 million in 1999.

SELLING AND MARKETING: Selling and marketing expenses increased 17.1% in 2000 to $18.0 million, or 24.1% of total revenue, from $15.3 million, or 24.3% of total revenue, in 1999. The increase was primarily the result of additional headcount and facility costs associated with both the acquisition of ICEM CFD, as well as the addition of personnel within the ANSYS direct sales organization. Increased consulting costs related to sales training initiatives for both the direct and indirect sales channels and costs associated with the Company's biennial international users' conference also contributed to the increase. The Company anticipates that it will continue to make significant investments in its global sales and marketing organization to strengthen its competitive position, to enhance major account sales activities and to support its worldwide sales channels and marketing strategies.

RESEARCH AND DEVELOPMENT: Research and development expenses increased 7.6% in 2000 to $14.5 million, or 19.5% of total revenue, from $13.5 million, or 21.3% of total revenue, in 1999. The increase in 2000 was principally the result of development costs associated with the acquisition of ICEM CFD, as well as higher consulting costs. These increases were partially offset by the capitalization of approximately $213,000 of internal labor costs related to the commercial release of ANSYS 5.7. The Company has traditionally invested significant resources in research and development activities and intends to continue to make significant investments in the future.

AMORTIZATION: Amortization expense increased to $2.2 million in 2000 compared to $855,000 in 1999. The increase resulted from amortization associated with the acquisition of ICEM CFD.

GENERAL AND ADMINISTRATIVE: General and administrative expenses increased 19.7% in 2000 to $11.5 million, or 15.5% of total revenue, as compared to $9.6 million, or 15.2% of total revenue, in 1999. The increase resulted primarily from additional headcount and facility costs, as well as increased professional fees associated with the acquisition of ICEM CFD. Higher legal fees and bad debt expense in connection with a dispute with a former distributor also contributed to the increase.

OTHER INCOME: Other income increased to $3.6 million in 2000 as compared to $2.6 million in 1999. The increase was primarily attributable to a higher interest rate environment as compared to the prior year and a $151,000 one-time gain related to the sale of investment securities.

INCOME TAX PROVISION: The Company's effective tax rate was 29.6% in 2000 as compared to 25.8% in 1999. The 1999 rate was favorably impacted by a one-time tax benefit related to an amended prior year tax return. These percentages are less than the federal and state combined statutory rate as a result of the utilization of a foreign sales corporation, as well as the generation of research and experimentation credits. As a result of the acquisition of ICEM CFD, the Company anticipates that the average effective tax rate will increase to a rate in the range of 32% - 33% in 2001.

NET INCOME: The Company's net income increased 10.6% to $16.3 million, or $1.00 diluted earnings per share, in 2000 as compared to net income of $14.8 million, or $.88 diluted earnings per share, in 1999. The weighted average common and common equivalent shares used in computing diluted earnings per share were 16.3 million in 2000 compared with 16.7 million in 1999. Excluding the effects of amortization and one-time charges associated with the acquisition of ICEM CFD, net income increased 20.1% in 2000 to $17.7 million, or $1.09 diluted earnings per share.

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

  Software license revenue totaled $37.7 million in 1999 as compared to $35.5 million in 1998, an increase of 6.2%. The increase resulted principally from an increase in sales of paid-up licenses. The paid-up license revenue increase was partially offset by both a reduction in monthly lease license revenue and by a reduction in noncancellable annual lease revenue that the Company believes was principally the result of an increase in its annual lease price as compared to the prior year.

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

SELLING AND MARKETING: Selling and marketing expenses increased 16.7% in 1999 to $15.3 million, or 24.3% of total revenue, from $13.1 million, or 23.2% of total revenue, in 1998. The increase was primarily the result of additional headcount and facility costs associated with the establishment of strategic direct sales offices in Houston, Texas; Minneapolis, Minnesota and New England in the latter part of fiscal 1998, as well as the Company's expanded presence in China and a slightly revised sales model in Detroit. Higher commission costs associated with several direct sales to major account customers also contributed to the increase.

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

Liquidity and Capital Resources

  As of December 31, 2000, the Company had cash, cash equivalents and short-term investments totaling $47.5 million and working capital of $40.0 million, as compared to cash, cash equivalents and short-term investments of $57.1 million and working capital of $52.7 million at December 31, 1999. The short-term investments are generally investment grade and liquid-type, which allows the Company to minimize interest rate risk and to facilitate liquidity in the event an immediate cash need arises.

  The Company's operating activities provided cash of $22.9 million in 2000, $18.3 million in 1999 and $15.6 million in 1998. The increase in cash generated from operations in 2000 compared to 1999, as well as in 1999 compared to 1998, was primarily the result of increased earnings after the effect of non-cash expenses such as depreciation, amortization and deferred income taxes. Net cash generated by operating activities provided sufficient resources to fund increased headcount and capital needs, as well as to sustain share repurchase activity under the Company's announced share repurchase program.

  Cash used in investing activities was $7.4 million in 2000, $13.0 million in 1999 and $23.5 million in 1998. The Company's uses of cash in 2000 primarily related to the acquisition of ICEM CFD and capital expenditures, including hardware and software costs associated with the Company's investment in a comprehensive customer relationship management system. In 1999 and 1998, the Company's use of cash was primarily related to the purchase of short-term investments and, to a lesser extent, the purchase of equipment and computer hardware and software. The Company expects to spend approximately $2.5 million for capital expenditures in the year 2001, principally for the acquisition of computer hardware and software to support the continued growth of the Company's development activities, as well as for investments in the Company's global sales and customer support infrastructure.

  Financing activities used cash of $19.6 million in 2000, $1.5 million in 1999, and provided cash of $453,000 in 1998. In 2000 and 1999, cash outlays related to the purchase of treasury stock were partially offset by proceeds from the issuance of common stock under the employee stock purchase and option plans. In 1998, cash provided from financing activities was substantially related to proceeds from the issuance of common stock under employee stock purchase and option plans.

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

Recently Issued Accounting Pronouncements

  In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," which defines derivatives, requires that all derivatives be carried at fair value and provides for hedge accounting when certain conditions are met. The Standard was effective for all fiscal quarters of fiscal years beginning after June 15, 1999. In June 1999, the FASB delayed the effective date of this Statement for one year through the issuance of Statement No. 137, "Accounting for Derivative Instruments and Hedging Activities
- Deferral of the Effective Date of SFAS No. 133 and an Amendment of SFAS No. 133." The Company implemented Statement No. 133 during the year 2000. The adoption of this Statement did not have a material effect on the Company's consolidated financial statements.

  In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) 101, "Revenue Recognition in Financial Statements," which provides guidance related to the recognition and disclosure of revenue in the financial statements. SAB 101 was effective for the fourth quarter of 2000. The adoption of SAB 101 did not have a material effect on the Company's consolidated financial statements.

  In March 2000, the Financial Accounting Standards Board issued FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation." This Interpretation clarifies such issues as: (a) the definition of employee for purposes of applying APB Opinion No. 25, (b) the criteria for determining whether a plan qualifies as a noncompensatory plan, (c) the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and (d) the accounting for an exchange of stock compensation awards in a business combination. This Interpretation was effective July 1, 2000, but certain conclusions in the Interpretation cover specific events that occurred after either December 15, 1998, or January 12, 2000. To the extent that this Interpretation covers events occurring during the period after December 15, 1998, or January 12, 2000, but before the effective date of July 1, 2000, the effects of applying this Interpretation are recognized on a prospective basis from July 1, 2000. The adoption of this Interpretation did not have a material impact on the Company's consolidated financial statements.

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

DEPENDENCE ON DISTRIBUTORS: The Company continues to distribute its products principally through its global network of 36 independent, regional ASDs. The ASDs sell ANSYS and DesignSpace products to new and existing customers, expand installations within their existing customer base, offer consulting services and provide the first line of ANSYS technical support. The ASDs have more immediate contact with most customers who use ANSYS software than does the Company. Consequently, the Company is highly dependent on the efforts of the ASDs. Difficulties in ongoing relationships with ASDs, such as delays in collecting accounts receivable, failure to meet performance criteria or to promote the Company's products as aggressively as the Company expects and differences in the handling of customer relationships could adversely affect the Company's performance. Additionally, the loss of any major ASD for any reason, including an ASD's decision to sell competing products rather than the Company's products, could have a materially adverse effect on the Company. Moreover, the Company's future success will depend substantially on the ability and willingness of its ASDs to continue to dedicate the resources necessary to promote the Company's products and to support a larger installed base of the Company's products. If the ASDs are unable or unwilling to do so, the Company may be unable to sustain revenue growth.

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

  Additionally, countries in certain international regions have continued to experience weaknesses in their currency, banking and equity markets. These weaknesses could adversely affect consumer demand for the Company's products and ultimately the Company's financial condition or results of operations.

  Recently, the World Trade Organization ruled that tax incentives provided to U.S.-based companies that export their products via a foreign sales corporation are prohibited tax subsidies. In September 2000, the House of Representatives approved the FSC Repeal and Extraterritorial Income Exclusion Act (the "Act"). The Act generally repeals the foreign sales corporation and implements an extraterritorial income tax benefit. The Act provides short-term and long-term relief for foreign sales corporations in existence as of September 30, 2000. The short-term transition rules permit foreign sales corporations to retain benefits through December 31, 2001. Any prospective changes regarding tax benefits associated with the Company's export sales may directly impact the Company's effective tax rate.

DEPENDENCE ON PROPRIETARY TECHNOLOGY: The Company's success is highly dependent upon its proprietary technology. Although the Company was awarded a patent by the U.S. Patent and Trademark Office for its web-based reporting technology, the Company generally relies on contracts and the laws of copyright and trade secrets to protect its technology. Although the Company maintains a trade secrets program, enters into confidentiality agreements with its employees and distributors and limits access to and distribution of its software, documentation and other proprietary information, there can be no assurance that the steps taken by the Company to protect its proprietary technology will be adequate to prevent misappropriation of its technology by third parties, or that third parties will not be able to develop similar technology independently. Although the Company is not aware that any of its technology infringes upon the rights of third parties, there can be no assurance that other parties will not assert technology infringement claims against the Company, or that, if asserted, such claims will not prevail.

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

  On August 31, 2000, the Company acquired ICEM CFD Engineering. The Company cannot guarantee that it will be able to fully realize the benefits or strategic objectives it sought in acquiring ICEM CFD. The acquisition of ICEM CFD was accounted for as a purchase and, as a result, a significant amount of goodwill and other identifiable intangible assets were recorded, the amortization of which will adversely affect the Company's results of operations in future periods.

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

Report of Independent Accountants

To the Board of Directors and Shareholders of ANSYS, Inc. and Subsidiaries

  In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, stockholders' equity and cash flows present fairly, in all material respects, the financial position of ANSYS, Inc. and its subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


PricewaterhouseCoopers LLP


Pittsburgh, PA
January 30, 2001

Consolidated Balance Sheets

                                                                       December 31,         December 31,
(in thousands, except share data)                                              2000                 1999
---------------------------------------------------------------------------------------------------------
ASSETS
---------------------------------------------------------------------------------------------------------
Current assets:
---------------------------------------------------------------------------------------------------------
   Cash and cash equivalents                                               $  6,313             $ 10,401
--------------------------------------------------------------------------------------------------------
   Short-term investments                                                    41,227               46,731
--------------------------------------------------------------------------------------------------------
   Accounts receivable, less allowance for doubtful
       accounts of $2,350 in 2000 and $1,700 in 1999                         14,403               10,518
--------------------------------------------------------------------------------------------------------
   Other current assets                                                       2,269                2,929
--------------------------------------------------------------------------------------------------------
   Deferred income taxes                                                        695                  336
--------------------------------------------------------------------------------------------------------
       Total current assets                                                  64,907               70,915
--------------------------------------------------------------------------------------------------------
   Long-term investment                                                         500                    -
--------------------------------------------------------------------------------------------------------
   Securities available for sale                                                  -                  182
--------------------------------------------------------------------------------------------------------
   Property and equipment, net                                                5,152                3,529
--------------------------------------------------------------------------------------------------------
   Capitalized software costs, net                                              574                  676
--------------------------------------------------------------------------------------------------------
   Goodwill, net                                                              9,227                  428
--------------------------------------------------------------------------------------------------------
   Other intangibles, net                                                     8,970                1,518
--------------------------------------------------------------------------------------------------------
   Deferred income taxes                                                      4,895                6,643
--------------------------------------------------------------------------------------------------------
       Total assets                                                        $ 94,225             $ 83,891
--------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
--------------------------------------------------------------------------------------------------------
Current liabilities:
--------------------------------------------------------------------------------------------------------
   Accounts payable                                                        $    459             $    222
--------------------------------------------------------------------------------------------------------
   Accrued bonuses                                                            4,869                2,882
--------------------------------------------------------------------------------------------------------
   Other accrued expenses and liabilities                                     6,429                3,750
--------------------------------------------------------------------------------------------------------
   Customer prepayments                                                         202                  140
--------------------------------------------------------------------------------------------------------
   Deferred revenue                                                          12,902               11,266
--------------------------------------------------------------------------------------------------------
       Total current liabilities                                             24,861               18,260
--------------------------------------------------------------------------------------------------------
Stockholders' equity:
--------------------------------------------------------------------------------------------------------
   Preferred stock, $.01 par value; 2,000,000 shares authorized                   -                    -
--------------------------------------------------------------------------------------------------------
   Common stock, $.01 par value; 50,000,000 shares
      authorized; 16,584,758 shares issued                                      166                  166
--------------------------------------------------------------------------------------------------------
   Additional paid-in capital                                                37,588               37,543
--------------------------------------------------------------------------------------------------------
   Less treasury stock, at cost: 1,451,692 shares held
      in 2000 and 339,358 shares held in 1999                               (15,127)              (2,375)
--------------------------------------------------------------------------------------------------------
   Retained earnings                                                         46,737               30,427
--------------------------------------------------------------------------------------------------------
   Accumulated other comprehensive income                                         -                  120
--------------------------------------------------------------------------------------------------------
   Note receivable from stockholder                                               -                 (250)
--------------------------------------------------------------------------------------------------------
      Total stockholders' equity                                             69,364               65,631
--------------------------------------------------------------------------------------------------------
      Total liabilities and stockholders' equity                           $ 94,225             $ 83,891
--------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Income

(in thousands, except per share data)                                                     2000           1999          1998
---------------------------------------------------------------------------------------------------------------------------
Revenue:
---------------------------------------------------------------------------------------------------------------------------
   Software licenses                                                                   $43,528        $37,675       $35,463
---------------------------------------------------------------------------------------------------------------------------
   Maintenance and service                                                              30,939         25,464        21,090
---------------------------------------------------------------------------------------------------------------------------
        Total revenue                                                                   74,467         63,139        56,553
---------------------------------------------------------------------------------------------------------------------------
Cost of sales:
---------------------------------------------------------------------------------------------------------------------------
   Software licenses                                                                     4,278          3,530         3,404
---------------------------------------------------------------------------------------------------------------------------
   Maintenance and service                                                               4,407          3,088         2,661
---------------------------------------------------------------------------------------------------------------------------
        Total cost of sales                                                              8,685          6,618         6,065
---------------------------------------------------------------------------------------------------------------------------
Gross profit                                                                            65,782         56,521        50,488
---------------------------------------------------------------------------------------------------------------------------
Operating expenses:
---------------------------------------------------------------------------------------------------------------------------
   Selling and marketing                                                                17,950         15,326        13,137
---------------------------------------------------------------------------------------------------------------------------
   Research and development                                                             14,502         13,475        11,627
---------------------------------------------------------------------------------------------------------------------------
   Amortization                                                                          2,234            855           884
---------------------------------------------------------------------------------------------------------------------------
   General and administrative                                                           11,517          9,622         9,634
---------------------------------------------------------------------------------------------------------------------------
        Total operating expenses                                                        46,203         39,278        35,282
---------------------------------------------------------------------------------------------------------------------------
Operating income                                                                        19,579         17,243        15,206
---------------------------------------------------------------------------------------------------------------------------
Other income                                                                             3,579          2,626         1,931
---------------------------------------------------------------------------------------------------------------------------
Income before income tax provision                                                      23,158         19,869        17,137
---------------------------------------------------------------------------------------------------------------------------
Income tax provision                                                                     6,848          5,118         5,788
---------------------------------------------------------------------------------------------------------------------------
Net income                                                                             $16,310        $14,751       $11,349
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
Net income per basic common share:
---------------------------------------------------------------------------------------------------------------------------
   Basic earnings per share                                                            $  1.03        $   .90       $   .71
---------------------------------------------------------------------------------------------------------------------------
   Weighted average shares - basic                                                      15,804         16,366        16,052
---------------------------------------------------------------------------------------------------------------------------
Net income per diluted common share:
---------------------------------------------------------------------------------------------------------------------------
   Diluted earnings per share                                                          $  1.00        $   .88       $   .68
---------------------------------------------------------------------------------------------------------------------------
   Weighted average shares - diluted                                                    16,269         16,689        16,581
---------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows

(in thousands)                                                                             2000            1999           1998
------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
------------------------------------------------------------------------------------------------------------------------------
   Net income                                                                          $ 16,310        $ 14,751       $ 11,349
------------------------------------------------------------------------------------------------------------------------------
   Adjustments to reconcile net income to net
      cash provided by operating activities:
------------------------------------------------------------------------------------------------------------------------------
      Depreciation and amortization                                                       4,333           2,762          2,710
------------------------------------------------------------------------------------------------------------------------------
      Deferred income tax provision                                                         (69)            855          1,357
------------------------------------------------------------------------------------------------------------------------------
      Provision for bad debts                                                               739             464          1,309
------------------------------------------------------------------------------------------------------------------------------
   Changes in operating assets and liabilities:
------------------------------------------------------------------------------------------------------------------------------
      Accounts receivable                                                                (2,574)         (2,039)        (2,151)
------------------------------------------------------------------------------------------------------------------------------
      Other current assets                                                                  891          (1,081)            63
------------------------------------------------------------------------------------------------------------------------------
      Accounts payable, accrued expenses and
         liabilities and customer prepayments                                             2,279             735            265
------------------------------------------------------------------------------------------------------------------------------
      Deferred revenue                                                                      941           1,894            744
------------------------------------------------------------------------------------------------------------------------------
         Net cash provided by operating activities                                       22,850          18,341         15,646
------------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
------------------------------------------------------------------------------------------------------------------------------
   Cash paid for business acquisition, net of cash acquired                              (7,481)              -              -
------------------------------------------------------------------------------------------------------------------------------
   Acquisition-related loan                                                              (1,366)              -              -
------------------------------------------------------------------------------------------------------------------------------
   Capital expenditures                                                                  (3,173)         (1,758)          (917)
------------------------------------------------------------------------------------------------------------------------------
   Capitalization of internally developed software costs                                   (213)           (591)          (322)
------------------------------------------------------------------------------------------------------------------------------
   Other acquisition payments                                                              (400)           (100)             -
------------------------------------------------------------------------------------------------------------------------------
   Purchases of short-term investments                                                  (32,688)        (38,331)       (28,533)
------------------------------------------------------------------------------------------------------------------------------
   Maturities of short-term investments                                                  38,191          27,738          6,248
------------------------------------------------------------------------------------------------------------------------------
   Repayment of stockholder loan                                                            250               -             24
------------------------------------------------------------------------------------------------------------------------------
   Purchase of long-term investment                                                        (500)              -              -
------------------------------------------------------------------------------------------------------------------------------
         Net cash used in investing activities                                           (7,380)        (13,042)       (23,500)
------------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
------------------------------------------------------------------------------------------------------------------------------
   Proceeds from issuance of common stock under
     Employee Stock Purchase Plan                                                           163             159            168
------------------------------------------------------------------------------------------------------------------------------
   Proceeds from exercise of stock options                                                1,814             872            290
------------------------------------------------------------------------------------------------------------------------------
   Purchase of treasury stock                                                           (21,588)         (2,550)            (5)
------------------------------------------------------------------------------------------------------------------------------
      Net cash (used in) provided by financing activities                               (19,611)         (1,519)           453
------------------------------------------------------------------------------------------------------------------------------
   Effect of exchange rate fluctuations                                                      53              32              -
------------------------------------------------------------------------------------------------------------------------------
Net (decrease) increase in cash and cash equivalents                                     (4,088)          3,812         (7,401)
------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, beginning of year                                             10,401           6,589         13,990
------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                                                 $  6,313        $ 10,401       $  6,589
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------

Supplemental disclosures of cash flow information:
------------------------------------------------------------------------------------------------------------------------------
   Cash paid during the year for:
------------------------------------------------------------------------------------------------------------------------------
        Income taxes                                                                   $  4,615        $  3,894       $  3,245
------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Stockholders' Equity

                                                                                     Accumulated
                                                                                        Other          Notes       Total     Total
                           Common Stock  Additional     Treasury Stock                 Compre-      Receivable     Stock-   Compre-
                          --------------   Paid-in      --------------    Retained     hensive         from       holders'  hensive
(in thousands)            Shares  Amount   Capital    Shares     Amount   Earnings     Income      Stockholders    Equity    Income
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31,
 1997                     16,359    $164   $36,089      69   $    (12)    $ 4,327        $ 120     $ (274)       $ 40,414
-----------------------------------------------------------------------------------------------------------------------------------
Treasury stock acquired        -       -         -      15         (5)          -            -          -              (5)
-----------------------------------------------------------------------------------------------------------------------------------
Exercise of stock
 options                      27       -       401     (70)        15           -            -          -             416
-----------------------------------------------------------------------------------------------------------------------------------
Issuance of common
 stock under Employee
 Stock Purchase Plan          10       -       167     (14)         2           -            -          -             169
-----------------------------------------------------------------------------------------------------------------------------------
Repayment of note
 receivable from
 stockholder                   -       -         -       -          -           -            -         24              24
-----------------------------------------------------------------------------------------------------------------------------------
Net income for the year        -       -         -       -          -      11,349            -          -          11,349   $11,349
-----------------------------------------------------------------------------------------------------------------------------------
Other comprehensive
 income                        -       -         -       -          -           -            -          -               -         -
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31,
 1998                     16,396     164    36,657       -          -      15,676          120       (250)         52,367    11,349
-----------------------------------------------------------------------------------------------------------------------------------
Treasury stock acquired        -       -         -     382     (2,550)          -            -          -          (2,550)
-----------------------------------------------------------------------------------------------------------------------------------
Exercise of stock
 options                     168       2       727     (43)       175           -            -          -             904
-----------------------------------------------------------------------------------------------------------------------------------
Issuance of common
 stock under Employee
 Stock Purchase Plan          21       -       159       -          -           -            -          -             159
-----------------------------------------------------------------------------------------------------------------------------------
Net income for the year        -       -         -       -          -      14,751            -                     14,751    14,751
-----------------------------------------------------------------------------------------------------------------------------------
Other comprehensive
 income                        -       -         -       -          -           -            -          -              -         -
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31,
 1999                     16,585     166    37,543     339     (2,375)     30,427          120       (250)         65,631    14,751
-----------------------------------------------------------------------------------------------------------------------------------
Treasury stock acquired        -       -         -   2,010   $(21,588)          -            -          -         (21,588)
-----------------------------------------------------------------------------------------------------------------------------------
Acquisition of PMAC            -       -      (106)   (619)     6,644           -            -          -           6,538
-----------------------------------------------------------------------------------------------------------------------------------
Exercise of stock
 options                       -       -       124    (259)     2,056           -            -          -           2,180
-----------------------------------------------------------------------------------------------------------------------------------
Issuance of common
 stock under Employee
 Stock Purchase Plan           -       -        27     (19)       136           -            -          -             163
-----------------------------------------------------------------------------------------------------------------------------------
Repayment of note
 receivable from
 stockholder                   -       -         -       -          -           -            -        250             250
-----------------------------------------------------------------------------------------------------------------------------------
Net income for the year        -       -         -       -          -      16,310            -          -          16,310    16,310
-----------------------------------------------------------------------------------------------------------------------------------
Other comprehensive
 income                        -       -         -       -          -           -         (120)         -            (120)     (120)
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31,
 2000                     16,585    $166   $37,588   1,452   $(15,127)    $46,737            -          -        $ 69,364   $16,190
-----------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements

1. Organization

  ANSYS, Inc. (the "Company") develops, markets and supports a family of mechanical computer-aided engineering software products. The Company's products are marketed and sold to companies throughout the world that operate in many industries, including automotive, aerospace and electronics.

2. Summary of Significant Accounting Policies

PRINCIPLES OF CONSOLIDATION: The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

REVENUE RECOGNITION: The Company's products are sold primarily through distributors, who are resellers with respect to the Company's products. Revenue is derived principally from the licensing of computer software products and from related maintenance contracts. Revenue from software licenses is recognized upon delivery of the product, acceptance by the customer and receipt of a signed contractual obligation, provided that no significant Company obligations remain and collection of the receivable is probable. Revenue from maintenance contracts is recognized ratably over the term of the contract. Costs related to maintenance obligations are expensed as incurred. Revenue from training, support and other services is recognized as the services are performed.

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

SECURITIES AVAILABLE FOR SALE: The Company follows the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," which addresses the classification, accounting and disclosure of investments in debt and equity securities. At December 31, 1999, the Company had investments in marketable equity securities that were classified as available-for-sale and, accordingly, were carried at fair value, with the unrealized gains and losses, net of tax, reported in a separate component of stockholders' equity.

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

GOODWILL AND OTHER INTANGIBLE ASSETS: Intangible assets consist of the excess of the purchase cost over the fair value of net assets acquired ("goodwill"), the ANSYS trade name, non-compete agreements, customer list, assembled workforce and acquired software. These assets are being amortized on the straight-line method over their estimated useful lives. The Company periodically evaluates the carrying value of goodwill based on whether the goodwill is recoverable from expected future undiscounted operating cash flows of the related business. The Company periodically reviews the carrying value of other intangible assets and will recognize impairments when the expected future operating cash flow derived from such intangible assets is less than their carrying value.

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

  During 2000, sales by distributors comprised approximately 62% of the Company's total revenue, with two distributors accounting for approximately 11% and 10% of total revenue. During 1999, sales by distributors comprised approximately 70% of the Company's total revenue, with two distributors accounting for approximately 12% and 11% of total revenue. During 1998, sales by distributors comprised approximately 82% of the Company's total revenue, with two distributors accounting for approximately 13% and 10% of total revenue.

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

RECLASSIFICATIONS: Certain reclassifications have been made to the 1999 and 1998 financial statements to conform to the 2000 presentation.

3. Acquisition of Pacific Marketing and Consulting, Inc.

  On August 30, 2000, ANSYS, Inc. and GenesisOne Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of ANSYS, Inc., entered into an Agreement and Plan of Merger (the "Merger Agreement") with Pacific Marketing and Consulting, Inc., a California corporation ("PMAC"), and its officers and stockholders. The transactions contemplated by the Merger Agreement were consummated on August 31, 2000 with the merger of PMAC with and into GenesisOne.

  In the merger, each share of common stock of PMAC outstanding at the time of the Merger ceased to be outstanding and each such share was converted into the right to receive the initial merger consideration provided for under the Merger Agreement. Holders of PMAC's Class A voting and Class B non-voting common stock received initial merger consideration consisting of an aggregate of 618,992 shares of ANSYS common stock, valued for purposes of such issuance at $10.01563 per share, and cash in an aggregate amount of $5,832,531. Holders of PMAC's Class C non-voting common stock received initial merger consideration aggregating $367,290 solely in cash. Of the total initial stock consideration, an aggregate of 123,795 shares of ANSYS common stock were delivered into escrow, to be released on August 31, 2001 or, if later, upon the resolution of any outstanding indemnification claims secured by such shares. In addition, $3,000,000 of the initial aggregate cash consideration was delivered into escrow, to be released during the first quarter of 2001 upon and subject to the determination of certain post-closing adjustments and claims.

  The Merger Agreement also provides for certain additional future payments if the acquired business achieves certain performance criteria. Such additional contingent consideration will be paid to the former holders of PMAC Class A and Class B common stock 48.4737% in cash and 51.5263% in shares of ANSYS common stock, valued for such purposes at the average closing price for the twenty consecutive trading days preceding the date of such payment. The total amount of funds required to pay the initial aggregate cash consideration was $6,199,821, which was obtained from the working capital of ANSYS. The aggregate merger consideration was determined on the basis of arms' length negotiations between representatives of ANSYS and PMAC.

  The acquisition has been accounted for as a purchase and, accordingly, the operating results of PMAC have been included in the Company's consolidated financial statements since the date of acquisition, August 31, 2000. The total purchase price was allocated to the assets and liabilities of PMAC based upon their estimated fair market values. The allocation of the purchase price was based on an independent valuation and included an allocation of $8,242,000 to identifiable intangibles (including $2,700,000 to assembled workforce, $2,345,000 to existing software, $1,790,000 to non-compete agreements and $1,407,000 to customer list) and $9,501,000 to goodwill. The identified intangibles and goodwill are being amortized over three to five years.

  The following unaudited pro forma information presents the results of operations of the Company as if the acquisition had occurred on January 1, 2000 and 1999. The unaudited pro forma consolidated results are not necessarily indicative of results that would have occurred had the acquisition been in effect for the years presented, nor are they necessarily indicative of future results.

(in thousands)                          Year ended December 31, 2000          Year ended December 31, 1999
----------------------------------------------------------------------------------------------------------
Total revenue                                                $80,405                               $70,875
----------------------------------------------------------------------------------------------------------
Net income                                                    13,837                                12,508
----------------------------------------------------------------------------------------------------------
Net income per share
----------------------------------------------------------------------------------------------------------
   Basic                                                         .85                                   .74
----------------------------------------------------------------------------------------------------------
   Diluted                                                       .83                                   .72
----------------------------------------------------------------------------------------------------------

  Supplemental cash flow information with respect to the aquisition of PMAC is as follows:

(in thousands)
-------------------------------------------------------------------------------------
Fair value of assets acquired, net of cash acquired                           $20,599
-------------------------------------------------------------------------------------
Fair value of liabilities assumed                                              (6,580)
-------------------------------------------------------------------------------------
Fair value of common stock issued                                              (6,538)
-------------------------------------------------------------------------------------
Cash paid for acquisition                                                     $ 7,481
-------------------------------------------------------------------------------------

4. Property and Equipment

  Property and equipment consists of the following:

(in thousands)                                       December 31, 2000             December 31, 1999
----------------------------------------------------------------------------------------------------
Equipment                                                      $ 7,995                      $ 6,106
---------------------------------------------------------------------------------------------------
Computer software                                                3,556                        2,562
---------------------------------------------------------------------------------------------------
Furniture                                                          993                          923
---------------------------------------------------------------------------------------------------
Leasehold improvements                                             845                          829
---------------------------------------------------------------------------------------------------
                                                                13,389                       10,420
---------------------------------------------------------------------------------------------------
Less: accumulated depreciation and amortization                 (8,237)                      (6,891)
---------------------------------------------------------------------------------------------------
                                                               $ 5,152                      $ 3,529
---------------------------------------------------------------------------------------------------

Depreciation and amortization expense related to property and equipment was approximately $1,994,000, $1,907,000 and $2,040,000 for the years ended December 31, 2000, 1999, and 1998, respectively.

5. Other Intangible Assets

  Other intangible assets consists of the following:

(in thousands)                            Estimated Useful Lives        December 31, 2000           December 31, 1999
-------------------------------------------------------------------------------------------------------------------------
Trade name                                                10 years                    $ 1,824                    $ 1,824
------------------------------------------------------------------------------------------------------------------------
Non-compete agreements                                   5-8 years                      3,090                      1,000
------------------------------------------------------------------------------------------------------------------------
Customer list                                              5 years                      1,407                          -
------------------------------------------------------------------------------------------------------------------------
Assembled workforce                                        3 years                      2,700                          -
------------------------------------------------------------------------------------------------------------------------
Acquired software                                          3 years                      2,345                          -
------------------------------------------------------------------------------------------------------------------------
                                                                                       11,366                      2,824
------------------------------------------------------------------------------------------------------------------------
Less: accumulated amortization                                                         (2,396)                    (1,306)
------------------------------------------------------------------------------------------------------------------------
                                                                                      $ 8,970                    $ 1,518
------------------------------------------------------------------------------------------------------------------------

6. Income Taxes

  The provision (benefit) for income taxes is comprised of the following:

(in thousands)                                   December 31, 2000           December 31, 1999             December 31, 1998
-----------------------------------------------------------------------------------------------------------------------------
Current:
----------------------------------------------------------------------------------------------------------------------------
   Federal                                                  $5,701                     $3,297                        $3,357
----------------------------------------------------------------------------------------------------------------------------
   State                                                       246                         90                           220
----------------------------------------------------------------------------------------------------------------------------
   Foreign                                                     942                        876                           854
----------------------------------------------------------------------------------------------------------------------------
Deferred:
----------------------------------------------------------------------------------------------------------------------------
   Federal                                                     (34)                       869                         1,235
----------------------------------------------------------------------------------------------------------------------------
   State                                                        (7)                       (14)                          122
----------------------------------------------------------------------------------------------------------------------------
        Total                                               $6,848                     $5,118                        $5,788
----------------------------------------------------------------------------------------------------------------------------

  The reconciliation of the federal statutory tax rate to the consolidated effective tax rate is as follows:

                                                  December 31, 2000          December 31, 1999          December 31, 1998
--------------------------------------------------------------------------------------------------------------------------
Federal statutory tax rate                                     35.0%                     35.0%                       34.0%
--------------------------------------------------------------------------------------------------------------------------
State income taxes, net of federal benefit                      0.7                       0.3                         0.8
--------------------------------------------------------------------------------------------------------------------------
Research and experimentation credit                            (1.7)                     (2.0)                       (1.2)
--------------------------------------------------------------------------------------------------------------------------
Other                                                          (4.4)                     (7.5)                         .2
--------------------------------------------------------------------------------------------------------------------------
                                                               29.6%                     25.8%                       33.8%
--------------------------------------------------------------------------------------------------------------------------

  The components of deferred tax assets and liabilities are as follows:

(in thousands)                                                         December 31, 2000             December 31, 1999
---------------------------------------------------------------------------------------------------------------------------
Deferred tax assets:
---------------------------------------------------------------------------------------------------------------------------
   Goodwill                                                                           $3,578                         $3,762
---------------------------------------------------------------------------------------------------------------------------
   Capitalized software                                                                3,831                          3,948
---------------------------------------------------------------------------------------------------------------------------
   Allowance for doubtful accounts                                                       827                            638
---------------------------------------------------------------------------------------------------------------------------
   Accrued expenses and liabilities                                                       81                             89
---------------------------------------------------------------------------------------------------------------------------
   Other                                                                                 716                            817
---------------------------------------------------------------------------------------------------------------------------
                                                                                       9,033                          9,254
---------------------------------------------------------------------------------------------------------------------------
Deferred tax liabilities:
---------------------------------------------------------------------------------------------------------------------------
   Accounts receivable mark-to-market                                                    206                            390
---------------------------------------------------------------------------------------------------------------------------
   Property and equipment                                                                 88                             62
---------------------------------------------------------------------------------------------------------------------------
   Acquisition-related intangible assets                                               1,198                              -
---------------------------------------------------------------------------------------------------------------------------
   Other                                                                               1,951                          1,823
---------------------------------------------------------------------------------------------------------------------------
                                                                                       3,443                          2,275
---------------------------------------------------------------------------------------------------------------------------
      Net deferred tax assets                                                         $5,590                         $6,979
---------------------------------------------------------------------------------------------------------------------------

  Based upon the Company's current and historical taxable income and the anticipated level of future taxable income, management believes it is more likely than not that all of the deferred tax assets will be realized. Accordingly, no valuation allowance has been established against the deferred tax assets.

7. Pension and Profit-Sharing Plans

  The Company maintains both a money purchase pension plan (the "Pension Plan") and a 401(k)/profit-sharing plan (the "Profit-Sharing Plan") for all qualifying full-time employees. The Pension Plan is a noncontributory plan and requires the Company to contribute 5% of each participant's eligible compensation. The 401(k) feature of the Profit Sharing Plan permits employee contributions up to 10% of eligible compensation. The Company makes matching contributions on behalf of each participant in an amount equal to 100% of the employee contribution up to a maximum of 5% of employee compensation. There is a five year graduated vesting schedule for employer contributions. Under the profit-sharing provisions of the plan, the Company contribution is determined annually by the Board of Directors, subject to a maximum limitation of 5% of eligible compensation.

  Total expense related to the Pension and Profit-Sharing plans was $1,712,000 in 2000, $1,266,000 in 1999 and $1,144,000 in 1998.

8. Non-Compete and Employment Agreements

  During 1997, the Company exercised an option for a non-compete agreement related to activities in the Company's United Kingdom and Netherlands territories. The agreement precludes the former ASD from engaging in any competitive business activities previously undertaken pursuant to the former ASD agreement.

  In accordance with the acquisition of Pacific Marketing and Consulting, Inc. (see Note 3), the existing stockholders of PMAC agreed to non-competition clauses restricting certain competitive business activities for periods of two or five years, depending on the involvement of each stockholder in the daily operations of PMAC.

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

  Restricted stock purchases, grants and option activity under the 1994 and 1996 Stock Plans, and the issuance of restricted stock to members of the Board of Directors under separate agreements, are summarized as follows:

1994 Stock Option and Grant Plan                               Restricted Stock                        Stock Options
--------------------------------------------------------------------------------------------------------------------------------
                                                         Number of           Range of                Number of     Range of
(in thousands, except for range of issue price)            Shares           Issue Price               Options     Issue Price
--------------------------------------------------------------------------------------------------------------------------------
Outstanding at December 31, 1997                                 1,367           $.01-2.40               654          $.40-11.00
--------------------------------------------------------------------------------------------------------------------------------
Issued/granted                                                       -                   -                 -                   -
--------------------------------------------------------------------------------------------------------------------------------
Exercised                                                         (507)            .01-.40               (56)          .40-1.275
--------------------------------------------------------------------------------------------------------------------------------
Repurchased/cancelled                                              (23)            .10-.40               (72)          .40-10.00
--------------------------------------------------------------------------------------------------------------------------------
Outstanding at December 31, 1998                                   837            .01-2.40               526           .40-11.00
--------------------------------------------------------------------------------------------------------------------------------
Issued/granted                                                       -                   -                 -                   -
--------------------------------------------------------------------------------------------------------------------------------
Exercised                                                         (815)           .10-2.40              (143)           .40-2.40
--------------------------------------------------------------------------------------------------------------------------------
Repurchased/cancelled                                              (18)            .01-.40               (33)          .40-10.00
--------------------------------------------------------------------------------------------------------------------------------
Outstanding at December 31, 1999                                     4                 .40               350           .40-11.00
--------------------------------------------------------------------------------------------------------------------------------
Issued/granted                                                       -                   -                 -                   -
--------------------------------------------------------------------------------------------------------------------------------
Exercised                                                           (4)                .40              (101)          .40-10.00
--------------------------------------------------------------------------------------------------------------------------------
Repurchased/cancelled                                                -                   -                (9)              10.00
--------------------------------------------------------------------------------------------------------------------------------
Outstanding at December 31, 2000                                     -                   -               240          $.40-11.00
--------------------------------------------------------------------------------------------------------------------------------
Exercisable at:
--------------------------------------------------------------------------------------------------------------------------------
   December 31, 1998                                                90                                   292
--------------------------------------------------------------------------------------------------------------------------------
   December 31, 1999                                                 -                                   286
--------------------------------------------------------------------------------------------------------------------------------
   December 31, 2000                                                 -                                   240
--------------------------------------------------------------------------------------------------------------------------------

1996 Stock Option and Grant Plan                                                     Stock Options
----------------------------------------------------------------------------------------------------------------------------
(in thousands, except for range of issue price)                    Number of Options               Range of Issue Price
----------------------------------------------------------------------------------------------------------------------------
Outstanding at December 31, 1997                                                      1,027                    $ 6.25-13.125
----------------------------------------------------------------------------------------------------------------------------
Issued/granted                                                                          919                      6.00-11.313
----------------------------------------------------------------------------------------------------------------------------
Exercised                                                                               (40)                      6.25-9.625
----------------------------------------------------------------------------------------------------------------------------
Repurchased/cancelled                                                                  (157)                      6.25-13.00
----------------------------------------------------------------------------------------------------------------------------
Outstanding at December 31, 1998                                                      1,749                       6.00-13.13
----------------------------------------------------------------------------------------------------------------------------
Issued/granted                                                                          697                       6.88-11.00
----------------------------------------------------------------------------------------------------------------------------
Exercised                                                                               (68)                      6.00-9.625
----------------------------------------------------------------------------------------------------------------------------
Repurchased/cancelled                                                                  (261)                      6.00-13.00
----------------------------------------------------------------------------------------------------------------------------
Outstanding at December 31, 1999                                                      2,117                       6.00-13.13
----------------------------------------------------------------------------------------------------------------------------
Issued/granted                                                                          805                     9.875-11.875
----------------------------------------------------------------------------------------------------------------------------
Exercised                                                                              (158)                      6.00-11.75
----------------------------------------------------------------------------------------------------------------------------
Repurchased/cancelled                                                                  (241)                      6.00-11.75
----------------------------------------------------------------------------------------------------------------------------
Outstanding at December 31, 2000                                                      2,523                    $  6.00-13.13
----------------------------------------------------------------------------------------------------------------------------
Exercisable at:
----------------------------------------------------------------------------------------------------------------------------
   December 31, 1998                                                                    270
----------------------------------------------------------------------------------------------------------------------------
   December 31, 1999                                                                    577
----------------------------------------------------------------------------------------------------------------------------
   December 31, 2000                                                                    891
----------------------------------------------------------------------------------------------------------------------------

  The Company has elected to account for stock-based compensation arrangements under the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock-Based Compensation." The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation expense has been recognized for restricted stock or options which have been issued under the 1994 and 1996 Stock Plans. Had compensation cost for the Company's two stock option and grant plans been determined based upon the fair value at the grant date for the option awards in 2000, 1999 and 1998, consistent with the provisions of SFAS No. 123, the Company's net income and basic and diluted earnings per share would have been reduced to the pro forma amounts indicated below:

(in thousands, except per share data)                                            2000                1999               1998
----------------------------------------------------------------------------------------------------------------------------
Net income - as reported                                                      $16,310             $14,751            $11,349
----------------------------------------------------------------------------------------------------------------------------
Net income - pro forma                                                         15,764              14,386             10,947
----------------------------------------------------------------------------------------------------------------------------
Net income per basic common share - as reported                               $  1.03             $   .90            $   .71
----------------------------------------------------------------------------------------------------------------------------
Net income per basic common share - pro forma                                    1.00                 .88                .68
----------------------------------------------------------------------------------------------------------------------------
Net income per diluted common share - as reported                                1.00                 .88                .68
----------------------------------------------------------------------------------------------------------------------------
Net income per diluted common share - pro forma                                   .97                 .86                .66
----------------------------------------------------------------------------------------------------------------------------

  The weighted-average fair value of options granted was $10.53 per share in 2000, $8.43 per share in 1999 and $8.83 per share in 1998.

  The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the risk-free interest rates ranging from a low of 5.22% to a high of 6.79%. The interest rates used were determined by using the five year Treasury Note rate at the date of grant. The following assumptions were also used to determine the fair value of each option grant: dividend yields of 0%; expected volatility of 63% and expected term of five years.

10. Stock Repurchase Plan

  On February 8, 2000, the Company announced that its Board of Directors had approved a share repurchase program. Under the repurchase program the Company has repurchased two million shares which included one million shares approved in February 2000 and an additional one million shares approved in July 2000. In December 2000, the Board of Directors amended its common stock repurchase program to permit the Company to acquire up to an additional one million shares, or approximately 7% of the Company's outstanding common stock.

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

  During each offering, an eligible employee may purchase shares under the Purchase Plan by authorizing payroll deductions of up to 10% of his cash compensation during the offering period. The maximum number of shares which may be purchased by any participating employee during any offering period is limited to 960 shares (as adjusted by the Compensation Committee from time to time). Unless the employee has previously withdrawn from the offering, his accumulated payroll deductions will be used to purchase common stock on the last business day of the period at a price equal to 85% of the fair market value of the common stock on the first or last day of the offering period, whichever is lower. Under applicable tax rules, an employee may purchase no more than $25,000 worth of common stock in any calendar year. At December 31, 2000, 102,284 shares of common stock had been issued under the Purchase Plan of which 82,654 were issued as of December 31, 1999.

12. Leases

  In January 1996, the Company entered into a lease agreement with an unrelated third party for a new corporate office facility, which the Company occupied in February 1997. The lease agreement is for ten years, with an option for five additional years, and includes a rental acceleration at the end of the fifth and tenth years. The Company incurred lease rental expense related to this facility of $1,227,000 in 2000, 1999 and 1998. Minimum lease payments for the next five years under the facility lease are $1,227,000 in 2001, and $1,354,000 per annum in 2002 through 2005.

  The Company has also entered into various noncancellable operating leases for equipment and sales offices. Lease rental expense related to these leases totaled $908,000, $998,000 and $1,136,000 for the years ended December 31, 2000, 1999 and 1998, respectively. Future minimum lease payments under noncancellable operating leases for equipment and sales offices in effect at December 31, 2000 are $610,000 in 2001, $437,000 in 2002, $407,000 in 2003,
$164,000 in 2004 and $23,000 in 2005.

13. Royalty Agreements

  The Company has entered into various renewable nonexclusive license agreements under which the Company has been granted access to the licensor's patent technology and the right to sell the patent technology in the Company's product line. Royalties are payable to developers of the software at various rates and amounts generally based upon unit sales or revenue. Royalty fees, which are included in cost of sales, were approximately $884,000, $524,000 and $489,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

14. Related Party Transactions

  In connection with his initial employment, the Company's Chairman of the Board of Directors purchased 626,000 restricted shares of common stock in July 1994 for a cash purchase price of $250,000 with proceeds from a loan from the Company evidenced by a promissory note bearing interest at 8.23% and maturing on July 8, 2006. The promissory note is collateralized by a pledge of the shares purchased with the proceeds of the loan. The shares purchased by the Chairman are fully vested. The note and all related interest were repaid in full during 2000.

15. Geographic Information

  Revenue by geographic area is as follows:

                                                                                        Other
                                             United                    Other           Interna-
(in thousands)                               States  Canada  Germany  Europe   Japan    tional    Total
--------------------------------------------------------------------------------------------------------
Year ended December 31, 2000                $34,304  $1,757   $8,595  $14,752  $8,843    $6,216  $74,467
--------------------------------------------------------------------------------------------------------
Year ended December 31, 1999                 27,673   1,151    7,091   14,924   7,678     4,622   63,139
--------------------------------------------------------------------------------------------------------
Year ended December 31, 1998                 24,282   1,509    5,704   13,986   7,565     3,507   56,553
--------------------------------------------------------------------------------------------------------

16. Contingencies

  The Company had an outstanding irrevocable standby letter of credit for $1,418,000 at December 31, 2000. This letter of credit was issued as a guarantee for damages that could be awarded related to a legal matter in which the Company was involved. The fair value of the letter of credit approximates the contract value based on the nature of the fee arrangements with the issuing bank. No material losses on this commitment have been incurred, nor are any anticipated.

17. Earnings Per Share

  Basic earnings per common share ("EPS") amounts are computed by dividing earnings by the average number of common shares outstanding. Diluted EPS amounts assume the issuance of common stock for all potentially dilutive equivalents outstanding.

 The details of basic and diluted earnings per common share are as follows:

(in thousands, except per share data)                                                2000             1999               1998
-----------------------------------------------------------------------------------------------------------------------------
Net income                                                                        $16,310          $14,751            $11,349
-----------------------------------------------------------------------------------------------------------------------------
Weighted average shares outstanding - basic (1)                                    15,804           16,366             16,052
-----------------------------------------------------------------------------------------------------------------------------
Basic earnings per share                                                          $  1.03          $   .90            $   .71
-----------------------------------------------------------------------------------------------------------------------------
Effect of dilutive securities:
-----------------------------------------------------------------------------------------------------------------------------
   Shares issuable upon exercise of dilutive                                          465              323                529
      outstanding restricted stock and stock options
-----------------------------------------------------------------------------------------------------------------------------
   Weighted average shares outstanding - diluted                                   16,269           16,689             16,581
-----------------------------------------------------------------------------------------------------------------------------
Diluted earnings per share                                                        $  1.00          $   .88            $   .68
-----------------------------------------------------------------------------------------------------------------------------
Anti-dilutive shares/options                                                          201              570              1,200
-----------------------------------------------------------------------------------------------------------------------------

(1) Weighted average shares outstanding - basic excludes unvested restricted stock.

18. Recently Issued Accounting Pronouncements

  In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," which defines derivatives, requires that all derivatives be carried at fair value and provides for hedge accounting when certain conditions are met. The Standard was effective for all fiscal quarters of fiscal years beginning after June 15, 1999. In June 1999, the FASB delayed the effective date of this Statement for one year through the issuance of Statement No. 137, "Accounting for Derivative Instruments and Hedging Activities
- Deferral of the Effective Date of SFAS No. 133 and an Amendment of SFAS No. 133." The Company implemented Statement No. 133 during the year 2000. The adoption of this Statement did not have a material effect on the Company's consolidated financial statements.

  In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) 101, "Revenue Recognition in Financial Statements," which provides guidance related to the recognition and disclosure of revenue in the financial statements. SAB 101 was effective for the fourth quarter of 2000. The adoption of SAB 101 did not have a material effect on the Company's consolidated financial statements.

  In March 2000, the Financial Accounting Standards Board issued FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation." This Interpretation clarifies such issues as: (a) the definition of employee for purposes of applying APB Opinion No. 25, (b) the criteria for determining whether a plan qualifies as a noncompensatory plan, (c) the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and (d) the accounting for an exchange of stock compensation awards in a business combination. This Interpretation was effective July 1, 2000, but certain conclusions in the Interpretation cover specific events that occurred after either December 15, 1998, or January 12, 2000. To the extent that this Interpretation covers events occurring during the period after December 15, 1998, or January 12, 2000, but before the effective date of July 1, 2000, the effects of applying this Interpretation are recognized on a prospective basis from July 1, 2000. The adoption of this Interpretation did not have a material impact on the Company's consolidated financial statements.

Quarterly Financial Information (Unaudited)

                                                                                Fiscal Quarter Ended
----------------------------------------------------------------------------------------------------------------------------
                                                              December 31,        September 30,      June 30,      March 31,
(in thousands, except per share data)                                 2000                 2000          2000           2000
----------------------------------------------------------------------------------------------------------------------------
Revenue                                                           $ 24,152              $16,682       $16,253        $17,380
----------------------------------------------------------------------------------------------------------------------------
Gross profit                                                        21,345               14,601        14,459         15,377
----------------------------------------------------------------------------------------------------------------------------
Operating income                                                     5,751                3,805         4,789          5,234
----------------------------------------------------------------------------------------------------------------------------
Net income                                                           4,459                3,272         4,092          4,487
----------------------------------------------------------------------------------------------------------------------------
Net income per basic share                                             .28                  .21           .26            .28
----------------------------------------------------------------------------------------------------------------------------
Net income per diluted share                                           .27                  .21           .25            .27
----------------------------------------------------------------------------------------------------------------------------
Net income per diluted share before
   acquisition-related amortization & one-time charges                 .33                  .24             -              -
----------------------------------------------------------------------------------------------------------------------------
Common stock price per share(1):
----------------------------------------------------------------------------------------------------------------------------
   High                                                              12.06                12.44         11.88          14.31
----------------------------------------------------------------------------------------------------------------------------
   Low                                                                9.44                 9.38          9.00           9.88
----------------------------------------------------------------------------------------------------------------------------


                                                                                Fiscal Quarter Ended
----------------------------------------------------------------------------------------------------------------------------
                                                              December 31,        September 30,      June 30,      March 31,
(in thousands, except per share data)                                 1999                 1999          1999           1999
----------------------------------------------------------------------------------------------------------------------------
Revenue                                                           $ 17,598              $14,279       $15,394        $15,868
----------------------------------------------------------------------------------------------------------------------------
Gross profit                                                        15,834               12,699        13,745         14,243
----------------------------------------------------------------------------------------------------------------------------
Operating income                                                     4,858                3,928         3,883          4,574
----------------------------------------------------------------------------------------------------------------------------
Net income                                                           4,125                3,366         3,543          3,717
----------------------------------------------------------------------------------------------------------------------------
Net income per basic share                                             .25                  .20           .22            .23
----------------------------------------------------------------------------------------------------------------------------
Net income per diluted share                                           .25                  .20           .21            .22
----------------------------------------------------------------------------------------------------------------------------
Common stock price per share(1):
----------------------------------------------------------------------------------------------------------------------------
   High                                                              11.88                10.38         10.25          10.94
----------------------------------------------------------------------------------------------------------------------------
   Low                                                                8.75                 8.81          6.50           6.88
----------------------------------------------------------------------------------------------------------------------------

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

  On February 23, 2001, there were 266 shareholders of record and approximately 3,300 beneficial shareholders of the Company's common stock.

Corporate Information

Shareholder Information

  Requests for information about the Company should be directed to: Investor Relations, ANSYS, Inc., Southpointe, 275 Technology Drive, Canonsburg, PA 15317.
Telephone: 724.514.1782.

Report on Form 10-K

  Stockholders may obtain additional financial information about ANSYS, Inc. from the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission. Copies are available from the Company without charge upon written request.

Stock Listing

 ANSS

Counsel

 Goodwin Procter LLP, Boston, MA

Annual Meeting

  The Annual Meeting of Stockholders will be held on May 2, 2001 at 2:00 p.m. at the Southpointe Club, 360 Southpointe Blvd., Canonsburg, PA 15317.

Transfer Agent

 Mellon Investor Services, Ridgefield Park, NJ

Independent Accountants

 PricewaterhouseCoopers LLP, Pittsburgh, PA

  ANSYS, Inc. is an Equal Opportunity Employer. As such, it is the Company's policy to promote equal employment opportunity and to prohibit discrimination on the basis of race, color, religion, sex, age, national origin, disability or status as a veteran in all aspects of employment including recruiting, hiring, training or promoting personnel. In fulfilling this commitment, the Company shall comply with the letter and spirit of the laws, regulations and Executive Orders governing equal opportunity in employment; including the Civil Rights Act of 1964, Executive Order 11246, Revised Order Number 4 and amendments thereto.

  ANSYS and DesignSpace are registered in the U.S. Patent and Trademark Office. ANSYS/LS-DYNA, ANSYS/Mechanical and ANSYS/Multiphysics are trademarks of SAS IP, Inc., a wholly-owned subsidiary of ANSYS, Inc. All other trademarks and registered trademarks are the property of their respective owners.

Headquarters

ANSYS, Inc.
ansysinfo@ansys.com
T 724.746.3304
F 724.514.9494
Toll Free USA and Canada:
1.800.WE.R.FEA.1
(1.800.937.3321)
Toll Free Mexico:
95.800.9373321

ICEM CFD Engineering
info@icemcfd.com
T 510.549.1890
F 510.841.8523

Regional Offices

North America
na.sales@ansys.com
T 724.514.3122
F 724.514.1990

International
int.sales@ansys.com
T 724.514.2991
F 724.514.1990

Europe
eu.sales@ansys.com
T 44.118.9880229
F 44.118.9880925

http://www.ansys.com