Form 10-K405, Exhibit 13
period 2001-12-31
ANSYS INC
filed 2002-03-22
CIK 1013462

                                                                   EXHIBIT 13.1
FINANCIAL HIGHLIGHTS

Year Ended December 31,

--------------------------------------------------------------------------------------------
(in thousands, except per share data)           2001      2000      1999      1998      1997
--------------------------------------------------------------------------------------------
Revenue                                    $  84,836  $ 74,467  $ 63,139  $ 56,553  $ 50,547
--------------------------------------------------------------------------------------------
Operating income                              18,548    19,579    17,243    15,206    10,731
--------------------------------------------------------------------------------------------
Net income                                    13,692    16,310    14,751    11,349     7,400
--------------------------------------------------------------------------------------------
Net income per
 common share - basic                            .94      1.03       .90       .71       .47
--------------------------------------------------------------------------------------------
Weighted average
 shares - basic                               14,554    15,804    16,366    16,052    15,742
--------------------------------------------------------------------------------------------
Net income per
 common share - diluted                          .89      1.00       .88       .68       .45
--------------------------------------------------------------------------------------------
Weighted average
 shares - diluted                             15,438    16,269    16,689    16,581    16,518
--------------------------------------------------------------------------------------------
Net income before acquisition-related
 amortization /(1)/                           17,144    17,723    14,751    11,349     7,400
--------------------------------------------------------------------------------------------
Adjusted earnings per share - diluted /(1)/     1.11      1.09       .88       .68       .45
--------------------------------------------------------------------------------------------
Total assets /(2)/                         $ 117,762  $101,120  $ 89,174  $ 72,146  $ 59,498
--------------------------------------------------------------------------------------------
Working capital                               40,033    40,046    52,655    38,049    23,761
--------------------------------------------------------------------------------------------
Long-term obligations                              -         -         -         -         -
--------------------------------------------------------------------------------------------
Stockholders' equity                          74,393    69,364    65,631    52,367    40,414
--------------------------------------------------------------------------------------------

/(1)/ Adjusted net income and adjusted earnings per share represent net income and earnings per share determined in accordance with generally accepted accounting principles, excluding amortization expense, net of related income tax benefit, associated with intangible assets and goodwill resulting from business combinations accounted for under the purchase method.
/(2)/ Certain amounts have been reclassified from previously reported amounts for 1997-2000 to conform to 2001 presentation.

2001 FINANCIAL CONTENT

Management's Discussion and Analysis of
Financial Condition and Results of Operations                   20

Report of Independent Accountants                               30

Consolidated Balance Sheets                                     31

Consolidated Statements of Income                               32

Consolidated Statements of Cash Flows                           33

Consolidated Statements of Stockholders' Equity                 34

Notes to Consolidated Financial Statements                      36

Quarterly Financial Information (Unaudited)                     48

Corporate Information                                           49

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     ANSYS Inc. (the "Company" or "ANSYS"), founded in 1970 as Swanson
Analysis Systems, Inc., develops and globally markets engineering simulation software and technologies widely used by engineers and designers across a broad spectrum of industries, including aerospace, automotive, manufacturing, electronics and biomedical. Headquartered at Southpointe in Canonsburg, Pennsylvania, the Company employs approximately 450 people and focuses on the development of open and flexible solutions that enable users to analyze designs directly on the desktop, providing a common platform for fast, efficient and cost-conscious product development, from design concept to final-stage testing and validation. The Company distributes its ANSYS/(R)/, DesignSpace/(R)/, AI*Solutions and ICEM CFD Engineering products through a network of channel partners in 37 countries, in addition to its own direct sales offices in 18 strategic locations throughout the world. The following discussion should be read in conjunction with the audited consolidated financial statements and notes thereto included elsewhere in this Annual Report.
     The Company's discussion and analysis of its financial condition and results of operations are based upon ANSYS Inc.'s consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires ANSYS to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, ANSYS evaluates its estimates, including those related to bad debts, investments, intangible assets, income taxes, and contingencies and litigation. ANSYS bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.
     This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements which contain such words as "anticipates," "intends," "believes," "plans" and other similar expressions.
The Company's actual results could differ materially from those set forth in the forward-looking statements due to various risks and uncertainties which are detailed in "Important Factors Regarding Future Results" beginning on page 26.

ACQUISITIONS

     In November 2001, ANSYS acquired CADOE S.A. ("CADOE"), a company based in Lyon, France. The acquisition of CADOE's stock included an up-front payment of approximately $3.9 million in cash, $900,000 of which was placed in escrow. The escrowed funds will be released upon the completion of certain product development milestones and the resolution of any outstanding indemnification claims. The total up-front purchase price was allocated to the assets and liabilities of CADOE based upon their estimated fair market values. The allocation of the purchase price was based on an independent valuation and included an allocation of $2,480,000 to identifiable intangibles (including $1,990,000 to the core technology and $490,000 to non-compete agreements) and $1,289,000 to goodwill. The identified intangibles are being amortized over four to ten years. In accordance with the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Intangible Assets" (See Recently Issued Accounting Pronouncements), the goodwill is not being amortized. The acquisition agreement provides for additional future cash payments if the acquired business achieves certain performance criteria in 2002, 2003 and 2004. If the performance criteria are achieved, the future cash payments could equal or exceed the up-front purchase price.
     In August 2000, ANSYS acquired Pacific Marketing and Consulting, Inc., a California corporation (hereafter "ICEM CFD"). The total up-front purchase price was allocated to the assets and liabilities of ICEM CFD based upon their estimated fair market values. The allocation of the purchase price was based on an independent valuation and included an allocation of $5,542,000 to identifiable intangibles (including $2,345,000 to existing software, $1,790,000 to non-compete agreements and $1,407,000 to customer list) and $12,201,000 to goodwill. The identified intangibles are being amortized over three to five years. The acquisition agreement also provides for additional future payments if the acquired business achieves certain performance criteria. Such payments in 2001 included $183,000 in cash and 15,465 shares of ANSYS Inc. common stock. The acquisition agreement also provides for a final payment based upon performance of the acquired business in 2001. In the first quarter of 2002, ANSYS made final payments of $2,591,000 in cash and 98,847 shares of ANSYS Inc. common stock. The additional payments resulted in an increase in goodwill associated with this acquisition.
     The acquisitions of CADOE and ICEM CFD were accounted for as purchases and, accordingly, their operating results have been included in ANSYS Inc.'s consolidated financial statements since the dates of acquisition.

RESULTS OF OPERATIONS

     As previously discussed, the Company completed the acquisition of ICEM CFD in August of 2000. Accordingly, the results of operations for 2001 reflect a full year of activity for ICEM CFD versus only four months for 2000. The acquisition of CADOE in November of 2001 did not have a material impact on the results of operations for 2001.

     For purposes of the following discussion and analysis, the table below sets forth certain consolidated financial data for the years 2001, 2000 and 1999.

---------------------------------------------------------------------
                                           Year Ended December 31,
---------------------------------------------------------------------
(in thousands)                               2001      2000      1999
---------------------------------------------------------------------
Revenue:
---------------------------------------------------------------------
  Software licenses                      $ 45,318  $ 43,528  $ 37,675
---------------------------------------------------------------------
  Maintenance and service                  39,518    30,939    25,464
---------------------------------------------------------------------
    Total revenue                          84,836    74,467    63,139
---------------------------------------------------------------------
Cost of sales:
---------------------------------------------------------------------
  Software licenses                         4,726     4,278     3,530
---------------------------------------------------------------------
  Maintenance and service                   6,627     4,407     3,088
---------------------------------------------------------------------
    Total cost of sales                    11,353     8,685     6,618
---------------------------------------------------------------------
Gross profit                               73,483    65,782    56,521
---------------------------------------------------------------------
Operating expenses:
---------------------------------------------------------------------
  Selling and marketing                    19,726    17,950    15,326
---------------------------------------------------------------------
  Research and development                 16,893    14,502    13,475
---------------------------------------------------------------------
  Amortization                              5,271     2,234       855
---------------------------------------------------------------------
  General and administrative               13,045    11,517     9,622
---------------------------------------------------------------------
    Total operating expenses               54,935    46,203    39,278
---------------------------------------------------------------------
Operating income                           18,548    19,579    17,243
---------------------------------------------------------------------
Other income                                1,434     3,579     2,626
---------------------------------------------------------------------
Income before income tax provision         19,982    23,158    19,869
---------------------------------------------------------------------
Income tax provision                        6,290     6,848     5,118
---------------------------------------------------------------------
Net income                               $ 13,692  $ 16,310  $ 14,751
---------------------------------------------------------------------

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

REVENUE: The Company's total revenue increased 13.9% from $74.5 million in 2000 to $84.8 million in 2001. Reported revenue in 2001 was affected by a modification of the Company's revenue recognition policy related to noncancellable annual software leases.
     The Company currently recognizes revenue for annual software leases in accordance with Technical Practice Aid ("TPA") 5100.53, "Fair Value of PCS in a Short-Term Time-Based License and Software Revenue Recognition," issued by the American Institute of Certified Public Accountants, which requires all revenue from annual software lease licenses to be recognized ratably over the lease period. Prior to the revenue recognition modification to comply with the TPA, the Company recognized a portion of the license fee from annual leases upon inception or renewal of the lease, while the remaining portion was recognized ratably over the lease period. The Company estimates that revenue would have been approximately $88.5 million, or an 18.8% increase over the prior year, had this modification not been made.
     Software license revenue totaled $45.3 million in 2001 as compared to $43.5 million in 2000, an increase of 4.1%. Excluding the impact of the revenue recognition policy modification discussed above, software license revenue would have increased approximately 9.3% to $47.6 million. This increase was primarily the result of increased license sales of ICEM CFD products.
     Maintenance and service revenue increased 27.7% from $30.9 million in 2000 to $39.5 million in 2001. Reported maintenance and service revenue would have been approximately $40.9 million, or 32.3% higher than the prior year, had the revenue recognition modification not occurred. This increase primarily resulted from maintenance contracts sold in association with the paid-up license sales of ANSYS and DesignSpace products in both the current and prior year, as well as higher engineering consulting and maintenance revenue from ICEM CFD.
     Of the Company's total revenue in 2001, approximately 52.4% and 47.6% were attributable to international and domestic sales, respectively, as compared to 51.6% and 48.4% in 2000.

COSTS OF SALES AND GROSS PROFIT: The Company's total cost of sales increased 30.7% to $11.4 million, or 13.4% of total revenue, in 2001 from $8.7 million, or 11.7% of total revenue, in 2000. The increase was principally attributable to costs associated with engineering consulting services provided by ICEM CFD.
     As a result of the foregoing, the Company's gross profit increased 11.7% to $73.5 million in 2001 from $65.8 million in 2000.

SELLING AND MARKETING: Selling and marketing expenses increased 9.9% in 2001 to $19.7 million, or 23.3% of total revenue, from $18.0 million, or 24.1% of total revenue, in 2000. The increase was primarily the result of additional headcount and facility costs associated with both the acquisition of ICEM CFD, as well as the addition of personnel within the ANSYS direct sales organization. Higher third-party commission costs associated with direct sales to certain of the Company's major account customers also contributed to the increase. The Company anticipates that it will continue to make significant investments in its global sales and marketing organization to strengthen its competitive position, to enhance major account sales activities and to support its worldwide sales channels and marketing strategies.

RESEARCH AND DEVELOPMENT: Research and development expenses increased 16.5% in 2001 to $16.9 million, or 19.9% of total revenue, from $14.5 million, or 19.5% of total revenue, in 2000. The increase in 2001 was principally the result of higher salaries and related headcount costs associated with both the acquisition of ICEM CFD, as well as the hiring of additional development personnel within the ANSYS product creation organization. These increases were partially offset by the capitalization of approximately $457,000 of internal labor costs, a significant portion of which related to the releases of ANSYS
6.0 and DesignSpace 6.0. The Company has traditionally invested significant resources in research and development activities and intends to continue to make significant investments in the future.

AMORTIZATION: Amortization expense increased to $5.3 million in 2001 compared to $2.2 million in 2000. The increase resulted from a full year of amortization of goodwill and intangible assets, associated with the acquisition of ICEM CFD, as compared with four months of amortization in 2000. As a result of the adoption of new accounting standards related to goodwill and intangible assets, goodwill will not be amortized in 2002, but will be subject to an annual review for impairment. Goodwill amortization amounted to $3.3 million and $1.1 million in 2001 and 2000, respectively. This change does not affect amortization of other intangible assets.

GENERAL AND ADMINISTRATIVE: General and administrative expenses increased 13.3% in 2001 to $13.0 million, or 15.4% of total revenue, as compared to $11.5 million, or 15.5% of total revenue, in 2000. The increase was primarily the result of a $2.0 million charge related to the settlement of a dispute with a former distributor, as well as a full year of general and administrative costs incurred by ICEM CFD. These increases were partially offset by reductions in both consulting fees and bad debt expenses.

OTHER INCOME: Other income decreased to $1.4 million in 2001 as compared to $3.6 million in 2000. The decrease was primarily attributable to a declining interest rate environment as compared to the prior year, as well as a $500,000 impairment charge related to an investment accounted for under the cost method.

INCOME TAX PROVISION: The Company's effective tax rate was 31.5% in 2001 as compared to 29.6% in 2000. The effective rate increased from the prior year as a result of non-deductible amortization expense associated with certain intangible assets related to the acquisition of ICEM CFD. These effective tax rates are less than the federal and state combined statutory rate as a result of the utilization of a foreign sales corporation, as well as the generation of research and experimentation credits.

NET INCOME: The Company's net income decreased 16.1% to $13.7 million, or $0.89 diluted earnings per share, in 2001 as compared to net income of $16.3 million, or $1.00 diluted earnings per share, in 2000. The weighted average common and common equivalent shares used in computing diluted earnings per share were 15.4 million in 2001 compared with 16.3 million in 2000. Excluding the effects of acquisition-related amortization and the impact of the revenue recognition modification discussed above, net income increased 10.9% in 2001 to $19.6 million, or $1.27 diluted earnings per share. Excluding only the effects of acquisition-related amortization, net income decreased 3.3% in 2001 to $17.1 million, or $1.11 diluted earnings per share.

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

INCOME TAX PROVISION: The Company's effective tax rate was 29.6% in 2000 as compared to 25.8% in 1999. The 1999 rate was favorably impacted by a one-time tax benefit related to an amended prior year tax return. These effective tax rates are less than the federal and state combined statutory rate as a result of the utilization of a foreign sales corporation, as well as the generation of research and experimentation credits.

NET INCOME: The Company's net income increased 10.6% to $16.3 million, or $1.00 diluted earnings per share, in 2000 as compared to net income of $14.8 million, or $.88 diluted earnings per share, in 1999. The weighted average common and common equivalent shares used in computing diluted earnings per share were 16.3 million in 2000 compared with 16.7 million in 1999. Excluding the effects of amortization associated with the acquisition of ICEM CFD, net income increased 20.1% in 2000 to $17.7 million, or $1.09 diluted earnings per share.

LIQUIDITY AND CAPITAL RESOURCES

     As of December 31, 2001, the Company had cash, cash equivalents and short-term investments totaling $53.4 million and working capital of $40.0 million, as compared to cash, cash equivalents and short-term investments of $47.5 million and working capital of $40.0 million at December 31, 2000. The short-term investments are generally investment grade and liquid, which allows the Company to minimize interest rate risk and to facilitate liquidity in the event an immediate cash need arises.
     The Company's operating activities provided cash of $23.6 million in 2001, $22.9 million in 2000 and $18.3 million in 1999. The increase in cash generated from operations in 2001 compared to 2000 was primarily the result of improved accounts receivable collections. The increase in 2000 compared to 1999 was mainly the result of increased earnings after the effect of non-cash expenses such as depreciation, amortization and deferred income taxes. Net cash generated by operating activities provided sufficient resources to fund increased headcount and capital needs, as well as to sustain share repurchase activity under the Company's ongoing stock repurchase program.
     Cash provided by investing activities was $9.0 million in 2001. In 2000 and 1999 investing activities used cash of $7.4 million and $13.0 million, respectively. In 2001, cash provided by net maturities of investments was partially offset by cash outflows related to the acquisition of CADOE, S.A., as well as capital expenditures. The Company's use of cash in 2000 primarily related to the acquisition of ICEM CFD and capital expenditures, including hardware and software costs associated with the Company's investment in a comprehensive customer relationship management system. In 1999, the Company's use of cash was primarily related to the purchase of short-term investments and, to a lesser extent, the purchase of equipment and computer hardware and software. The Company expects to spend approximately $2.5 million for capital expenditures in the year 2002, principally for the acquisition of computer hardware and software to support the continued growth of the Company's development activities, as well as for investments in the Company's global sales and customer support infrastructure.
     Financing activities used cash of $10.4 million in 2001, $19.6 million in 2000 and $1.5 million in 1999. In each of the three years, cash outlays related to the purchase of treasury stock were partially offset by proceeds from the issuance of common stock under the employee stock purchase and option plans.
     The Company believes that existing cash and cash equivalent balances, together with cash generated from operations, will be sufficient to meet the Company's working capital and capital expenditure requirements through at least the next fiscal year. The Company's cash requirements in the future may also be financed through additional equity or debt financings. There can be no assurance that such financings can be obtained on favorable terms, if at all.

CRITICAL ACCOUNTING POLICIES

     ANSYS believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements. ANSYS recognizes revenue in accordance with SOP 97-2, Software Revenue Recognition, and related interpretations. Revenue for perpetual licenses is recognized upon delivery of the authorization keys to the end user, acceptance by the customer and receipt of a signed contractual obligation, provided that no significant Company obligations remain and collection of the receivable is probable. Revenue is recorded at the net price to ANSYS for sales through the ANSYS distribution network. The Company estimates the value of post-contract customer support sold together with perpetual licenses by reference to published price lists which generally represent the prices at which customers could purchase renewal contracts for such services. ANSYS maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of ANSYS customers, including ANSYS distributors, were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. ANSYS capitalizes internal labor costs associated with the development of product enhancements subsequent to the determination of technological feasibility. Amortization of capitalized software costs, both for internally developed as well as for purchased software products, is computed on a product-by-product basis over the estimated economic life of the product, which is generally three years. The Company periodically reviews the carrying value of capitalized software and impairments are recognized in the results of operations when the expected future undiscounted operating cash flow derived from the capitalized software is less than its carrying value. Intangible assets acquired in connection with business combinations are recorded at appraised fair values at the time of the acquisition by reference to independent valuations.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     ANSYS adopted Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations," for all business combinations initiated after June 30, 2001. This standard requires that all business combinations be accounted for using the purchase method and it further clarifies the criteria for recognition of intangible assets separately from goodwill.
     Effective January 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets," for existing goodwill and other intangible assets, including the non-amortization provisions of this standard arising from business combinations after June 30, 2001. This standard eliminates the amortization of goodwill and intangible assets with indefinite useful lives and requires annual testing for impairment. This standard also requires the assignment of assets acquired and liabilities assumed, including goodwill, to reporting units for purposes of the annual impairment test. As of December 31, 2001, ANSYS had net unamortized goodwill of $16.9 million and amortization expense associated with goodwill of $3.3 million, $1.1 million and $0.1 million for the years ended December 31, 2001, 2000 and 1999, respectively. The Company has evaluated the impact of the adoption of this standard on the consolidated financial statements and does not expect the adoption to have a material impact on the Company's financial position.

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

DEPENDENCE ON DISTRIBUTORS: The Company continues to distribute most of its products through its global network of 30 independent, regional ASDs. The ASDs sell ANSYS and DesignSpace products to new and existing customers, expand installations within their existing customer base, offer consulting services and provide the first line of technical support. The ASDs have more immediate contact with most customers who use ANSYS software than does the Company. Consequently, the Company is highly dependent on the efforts of the ASDs. Difficulties in ongoing relationships with ASDs, such as delays in collecting accounts receivable, failure to meet performance criteria or to promote the Company's products as aggressively as the Company expects and differences in the handling of customer relationships could adversely affect the Company's performance. Additionally, the loss of any major ASD for any reason, including an ASD's decision to sell competing products rather than the Company's products, could have a materially adverse effect on the Company. Moreover, the Company's future success will depend substantially on the ability and willingness of its ASDs to continue to dedicate the resources necessary to promote the Company's products and to support a larger installed base of the Company's products. If the ASDs are unable or unwilling to do so, the Company may be unable to sustain revenue growth.

COMPETITION: The CAD, CAE and computer-aided manufacturing ("CAM") markets are intensely competitive. In the traditional CAE market, the Company's primary competitors include MSC.Software Corporation and Hibbitt, Karlsson and Sorenson, Inc. The Company also faces competition from smaller vendors of specialized analysis applications in fields such as computational fluid dynamics. In addition, certain integrated CAD suppliers such as Parametric Technology Corporation, Electronic Data Systems Corporation and Dassault Systemes provide varying levels of design analysis, optimization and verification capabilities as part of their product offerings. The entrance of new competitors would likely intensify competition in all or a portion of the overall CAD, CAE and CAM markets. Some of the Company's current and possible future competitors have greater financial, technical, marketing and other resources than the Company, and some have well established relationships with current and potential customers of the Company. It is also possible that alliances among competitors may emerge and rapidly acquire significant market share or that competition will increase as a result of software industry consolidation. Increased competition may result in price reductions, reduced profitability and loss of market share, any of which would materially adversely affect the Company's business, financial condition and results of operations.

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

RISKS ASSOCIATED WITH INTERNATIONAL ACTIVITIES: A significant portion of the Company's business comes from outside the United States of America. Risks inherent in the Company's international business activities include imposition of government controls, export license requirements, restrictions on the export of critical technology, political and economic instability, trade restrictions, changes in tariffs and taxes, difficulties in staffing and managing international operations, longer accounts receivable payment cycles and the burdens of complying with a wide variety of foreign laws and regulations. Effective patent, copyright and trade secret protection may not be available in every foreign country in which the Company sells its products. The Company's business, financial condition and results of operations could be materially adversely affected by any of these risks.
     Additionally, countries in certain international regions have continued to experience weaknesses in their currency, banking and equity markets. These weaknesses could adversely affect consumer demand for the Company's products and ultimately the Company's financial condition or results of operations.

     In November 2000, the United States enacted the FSC Repeal and Extraterritorial Income Exclusion Act (the "Act") in response to a challenge from the World Trade Organization ("WTO") that the existing tax benefits provided by foreign sales corporations were prohibited tax subsidies. The Act generally repeals the foreign sales corporation and implements an extraterritorial income ("ETI") tax benefit. Recently, the European Union stated that it did not believe the ETI provisions bring U.S. tax law into WTO-compliance and asked the WTO to rule on the matter. On January 14, 2002, the WTO ruled in favor of the European Union's charge. As a result, there may be further related changes to U.S. export tax law in connection with this ruling. Any such prospective changes regarding tax benefits associated with the Company's export sales may adversely impact the Company's effective tax rate and decrease its net income in future periods.

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

INCREASED RELIANCE ON PERPETUAL LICENSES: The Company has historically maintained stable recurring revenue from the sale of monthly lease licenses and noncancellable annual leases for its software products. More recently, the Company has experienced an increase in customer preference for perpetual licenses that involve payment of a single up-front fee and that are more typical in the computer software industry. While revenue generated from monthly lease licenses and noncancellable annual leases currently represents a portion of the Company's software license revenue, to the extent that perpetual license revenue continues to represent a significant percentage of total software license revenue, the Company's revenue in any period will increasingly depend on sales completed during that period.

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

GENERAL CONTINGENCIES: The Company is subject to various investigations, claims and legal proceedings from time to time that arise in the ordinary course of its business activities. These proceedings currently include customary audit activities by various taxing authorities. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be resolved unfavorably to the Company.

REPORT OF INDEPENDENT ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF ANSYS, INC.:

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, stockholders, equity and cash flows present fairly, in all material respects, the financial position of ANSYS Inc. and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
------------------------------
PricewaterhouseCoopers LLP
Pittsburgh, Pennsylvania
January 30, 2002

                          CONSOLIDATED BALANCE SHEETS

--------------------------------------------------------------------------------------
                                                            December 31,  December 31,
--------------------------------------------------------------------------------------
(in thousands, except share data)                                   2001          2000
--------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------
ASSETS
--------------------------------------------------------------------------------------
Current assets:
--------------------------------------------------------------------------------------
 Cash and cash equivalents                                     $  28,545     $   6,313
--------------------------------------------------------------------------------------
 Short-term investments                                           24,903        41,227
--------------------------------------------------------------------------------------
 Accounts receivable, less allowance for doubtful
   accounts of $1,610 in 2001 and $2,350 in 2000                  15,352        14,403
--------------------------------------------------------------------------------------
 Other receivables and current assets                             12,803         9,164
--------------------------------------------------------------------------------------
 Deferred income taxes                                             1,799           695
--------------------------------------------------------------------------------------
    Total current assets                                          83,402        71,802
--------------------------------------------------------------------------------------
 Long-term investment                                                500           500
--------------------------------------------------------------------------------------
 Property and equipment, net                                       4,915         5,152
--------------------------------------------------------------------------------------
 Capitalized software costs, net                                     817           574
--------------------------------------------------------------------------------------
 Goodwill, net                                                    16,937        12,529
--------------------------------------------------------------------------------------
 Other intangibles, net                                            6,499         5,668
--------------------------------------------------------------------------------------
 Deferred income taxes                                             4,692         4,895
--------------------------------------------------------------------------------------
    Total assets                                               $ 117,762     $ 101,120
--------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
--------------------------------------------------------------------------------------
Current liabilities:
--------------------------------------------------------------------------------------
 Accounts payable                                              $     624     $     459
--------------------------------------------------------------------------------------
 Accrued bonuses                                                   4,578         4,869
--------------------------------------------------------------------------------------
 Other accrued expenses and liabilities                           13,047         6,631
--------------------------------------------------------------------------------------
 Deferred revenue                                                 25,120        19,797
--------------------------------------------------------------------------------------
    Total current liabilities                                     43,369        31,756
--------------------------------------------------------------------------------------
Stockholders' equity:
--------------------------------------------------------------------------------------
 Preferred stock, $.01 par value; 2,000,000 shares authorized          -             -
--------------------------------------------------------------------------------------
 Common stock, $.01 par value; 50,000,000 shares
   authorized; 16,584,758 shares issued                              166           166
--------------------------------------------------------------------------------------
 Additional paid-in capital                                       37,822        37,588
--------------------------------------------------------------------------------------
 Less treasury stock, at cost: 2,071,123 shares held
   in 2001 and 1,451,692 shares held in 2000                     (23,953)      (15,127)
--------------------------------------------------------------------------------------
 Retained earnings                                                60,429        46,737
--------------------------------------------------------------------------------------
 Accumulated other comprehensive income (loss)                       (71)            -
--------------------------------------------------------------------------------------
    Total stockholders' equity                                    74,393        69,364
--------------------------------------------------------------------------------------
    Total liabilities and stockholders' equity                 $ 117,762     $ 101,120
--------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

                       CONSOLIDATED STATEMENTS OF INCOME

-------------------------------------------------------------------------------
(in thousands, except per share data)             2001        2000        1999
-------------------------------------------------------------------------------
Revenue:
-------------------------------------------------------------------------------
   Software licenses                          $ 45,318    $ 43,528    $ 37,675
-------------------------------------------------------------------------------
   Maintenance and service                      39,518      30,939      25,464
-------------------------------------------------------------------------------
      Total revenue                             84,836      74,467      63,139
-------------------------------------------------------------------------------
Cost of sales:
-------------------------------------------------------------------------------
   Software licenses                             4,726       4,278       3,530
-------------------------------------------------------------------------------
   Maintenance and service                       6,627       4,407       3,088
-------------------------------------------------------------------------------
      Total cost of sales                       11,353       8,685       6,618
-------------------------------------------------------------------------------
Gross profit                                    73,483      65,782      56,521
-------------------------------------------------------------------------------
Operating expenses:
-------------------------------------------------------------------------------
   Selling and marketing                        19,726      17,950      15,326
-------------------------------------------------------------------------------
   Research and development                     16,893      14,502      13,475
-------------------------------------------------------------------------------
   Amortization                                  5,271       2,234         855
-------------------------------------------------------------------------------
   General and administrative                   13,045      11,517       9,622
-------------------------------------------------------------------------------
      Total operating expenses                  54,935      46,203      39,278
-------------------------------------------------------------------------------
Operating income                                18,548      19,579      17,243
-------------------------------------------------------------------------------
Other income                                     1,434       3,579       2,626
-------------------------------------------------------------------------------
Income before income tax provision              19,982      23,158      19,869
-------------------------------------------------------------------------------
Income tax provision                             6,290       6,848       5,118
-------------------------------------------------------------------------------
Net income                                    $ 13,692    $ 16,310    $ 14,751
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Net income per basic common share:
-------------------------------------------------------------------------------
   Basic earnings per share                   $    .94    $   1.03    $    .90
-------------------------------------------------------------------------------
   Weighted average shares - basic              14,554      15,804      16,366
-------------------------------------------------------------------------------
Net income per diluted common share:
-------------------------------------------------------------------------------
   Diluted earnings per share                 $    .89    $   1.00    $    .88
-------------------------------------------------------------------------------
   Weighted average shares - diluted            15,438      16,269      16,689
-------------------------------------------------------------------------------
The accompanying notes are an integral part of the consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

-------------------------------------------------------------------------------
(in thousands)                                    2001        2000        1999
-------------------------------------------------------------------------------
Cash flows from operating activities:
-------------------------------------------------------------------------------
   Net income                                 $ 13,692    $ 16,310    $ 14,751
-------------------------------------------------------------------------------
   Adjustments to reconcile net income
      to net cash provided by operating
      activities:
-------------------------------------------------------------------------------
      Depreciation and amortization              7,631       4,333       2,762
-------------------------------------------------------------------------------
      Deferred income tax provision (benefit)    (800)        (69)         855
-------------------------------------------------------------------------------
      Provision for bad debts                      368         739         464
-------------------------------------------------------------------------------
      Impairment of investment                     500           -           -
-------------------------------------------------------------------------------
   Changes in operating assets and
      liabilities:
-------------------------------------------------------------------------------
      Accounts receivable                      (1,602)     (2,574)     (2,039)
-------------------------------------------------------------------------------
      Other receivables and current assets     (3,483)     (1,417)     (2,216)
-------------------------------------------------------------------------------
      Accounts payable, accrued expenses and
         liabilities                             2,009       2,279         735
-------------------------------------------------------------------------------
      Deferred revenue                           5,323       3,249       3,029
-------------------------------------------------------------------------------
         Net cash provided by operating
            activities                          23,638      22,850      18,341
-------------------------------------------------------------------------------
Cash flows from investing activities:
-------------------------------------------------------------------------------
   Cash paid for business acquisition, net
      of cash acquired                         (3,981)     (7,481)           -
-------------------------------------------------------------------------------
   Other acquisition payments                    (333)       (400)       (100)
-------------------------------------------------------------------------------
   Acquisition-related loan                          -     (1,366)           -
-------------------------------------------------------------------------------
   Capital expenditures                        (2,070)     (3,173)     (1,758)
-------------------------------------------------------------------------------
   Capitalization of internally developed
      software costs                             (457)       (213)       (591)
-------------------------------------------------------------------------------
   Purchases of short-term investments        (34,969)    (32,688)    (38,331)
-------------------------------------------------------------------------------
   Maturities of short-term investments         51,293      38,191      27,738
-------------------------------------------------------------------------------
   Repayment of stockholder loan                     -         250           -
-------------------------------------------------------------------------------
   Purchase of long-term investment              (500)       (500)           -
-------------------------------------------------------------------------------
      Net cash provided by (used in)
         investing activities                    8,983     (7,380)    (13,042)
-------------------------------------------------------------------------------
Cash flows from financing activities:
-------------------------------------------------------------------------------
   Proceeds from issuance of common stock
      under Employee Stock Purchase Plan           205         163         159
-------------------------------------------------------------------------------
   Proceeds from exercise of stock options       5,090       1,814         872
-------------------------------------------------------------------------------
   Purchase of treasury stock                 (15,715)    (21,588)     (2,550)
-------------------------------------------------------------------------------
      Net cash used in financing activities   (10,420)    (19,611)     (1,519)
-------------------------------------------------------------------------------
   Effect of exchange rate fluctuations             31          53          32
-------------------------------------------------------------------------------
Net increase (decrease) in cash and cash
   equivalents                                  22,232     (4,088)       3,812
-------------------------------------------------------------------------------
Cash and cash equivalents, beginning of year     6,313      10,401       6,589
-------------------------------------------------------------------------------
Cash and cash equivalents, end of year        $ 28,545    $  6,313    $ 10,401
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Supplemental disclosures of cash flow
   information:
-------------------------------------------------------------------------------
   Cash paid during the year for:
      Income taxes                            $  5,235    $  4,615    $  3,894
-------------------------------------------------------------------------------
The accompanying notes are an integral part of the consolidated financial statements.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                     Accumulated
                                                                                        Other        Notes      Total      Total
                        Common Stock      Additional   Treasury Stock                  Compre-   Receivable     Stock-    Compre-
                       ---------------     Paid-in    ----------------     Retained     hensive      from      holders'   hensive
(in thousands)         Shares   Amount    Capital     Shares    Amount     Earnings     Income   Stockholders   Equity    Income
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December
31, 1998               16,396    $ 164   $ 36,657         -   $        -   $ 15,676    $   120     $   (250)   $ 52,367
-----------------------------------------------------------------------------------------------------------------------------------
Treasury stock
acquired                    -        -          -       382       (2,550)         -          -            -      (2,550)
-----------------------------------------------------------------------------------------------------------------------------------
Exercise of stock
options                   168        2        727       (43)         175          -          -            -         904
-----------------------------------------------------------------------------------------------------------------------------------
Issuance of common
stock under
Employee Stock
Purchase Plan              21        -        159         -            -          -          -            -         159
-----------------------------------------------------------------------------------------------------------------------------------
Net income for the
year                        -        -          -         -            -     14,751          -            -      14,751    $ 14,751
-----------------------------------------------------------------------------------------------------------------------------------
Other comprehensive
income                      -        -          -         -            -          -          -            -           -           -
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December
31, 1999               16,585      166     37,543       339       (2,375)    30,427        120         (250)     65,631      14,751
-----------------------------------------------------------------------------------------------------------------------------------
Treasury stock
acquired                    -        -          -     2,010      (21,588)         -          -            -     (21,588)
-----------------------------------------------------------------------------------------------------------------------------------
Acquisition of ICEM
CFD Engineering             -        -       (106)     (619)       6,644          -          -            -       6,538
-----------------------------------------------------------------------------------------------------------------------------------
Exercise of stock
options                     -        -        124      (259)       2,056          -          -            -       2,180
-----------------------------------------------------------------------------------------------------------------------------------
Issuance of common
stock under
Employee Stock
Purchase Plan               -        -         27       (19)         136          -          -            -         163
-----------------------------------------------------------------------------------------------------------------------------------
Repayment of note
receivable from
stockholder                 -        -           -         -           -          -          -          250         250
-----------------------------------------------------------------------------------------------------------------------------------
Net income for the
year                        -        -           -         -           -     16,310          -            -      16,310      16,310
-----------------------------------------------------------------------------------------------------------------------------------
Other comprehensive
income (loss)               -        -           -         -           -          -       (120)           -        (120)       (120)
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December
31, 2000               16,585      166     37,588     1,452      (15,127)    46,737          -            -      69,364      16,190
-----------------------------------------------------------------------------------------------------------------------------------
Treasury stock
acquired                    -        -          -     1,241      (15,715)         -          -            -     (15,715)
-----------------------------------------------------------------------------------------------------------------------------------
Acquisition of ICEM
CFD Engineering             -        -          29      (15)         161          -          -            -         190
-----------------------------------------------------------------------------------------------------------------------------------
Exercise of stock
options                     -        -         256     (584)       6,472          -          -            -       6,728
-----------------------------------------------------------------------------------------------------------------------------------
Issuance of
common stock
under Employee
Stock Purchase
Plan                        -        -        (51)      (23)         256          -          -            -         205
-----------------------------------------------------------------------------------------------------------------------------------
Net income for the
year                        -        -          -         -            -     13,692          -            -      13,692      13,692
-----------------------------------------------------------------------------------------------------------------------------------
Other
comprehensive
income (loss)               -        -          -         -            -          -        (71)           -         (71)        (71)
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December
31, 2001               16,585    $ 166  $  37,822     2,071     $(23,953)   $60,429     $  (71)   $       -   $  74,393    $ 13,621
-----------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION

  ANSYS Inc. (the "Company" or "ANSYS"), founded in 1970 as Swanson Analysis Systems, Inc., develops and globally markets engineering simulation software and technologies widely used by engineers and designers across a broad spectrum of industries, including aerospace, automotive, manufacturing, electronics and biomedical.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION: The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

REVENUE RECOGNITION: Revenue is derived principally from the licensing of computer software products and from related maintenance contracts. ANSYS recognizes revenue in accordance with SOP 97-2, "Software Revenue Recognition," and related interpretations. Revenue for perpetual licenses is recognized upon delivery of the authorization keys to the end user, acceptance by the customer and receipt of a signed contractual obligation, provided that no significant Company obligations remain and collection of the receivable is probable. Revenue is recorded at the net price to ANSYS for sales through the ANSYS distribution network. The Company estimates the value of post-contract customer support sold together with perpetual licenses by reference to published price lists which generally represent the prices at which customers could purchase renewal contracts for such services. Revenue from monthly leases is recognized monthly as earned. Revenue from maintenance contracts is recognized ratably over the term of the contract. Costs related to maintenance obligations are expensed as incurred. Revenue from training, support and other services is recognized as the services are performed.
  The Company recognizes revenue for annual software leases in accordance with Technical Practice Aid ("TPA") 5100.53, "Fair Value of PCS in a Short-Term Time-Based License and Software Revenue Recognition," issued by the American Institute of Certified Public Accountants, which requires all revenue from annual software lease licenses to be recognized ratably over the lease period. Prior to the revenue recognition modification to comply with the TPA, the Company recognized a portion of the license fee from annual leases upon inception or renewal of the lease, while the remaining portion was recognized ratably over the lease period.

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

GOODWILL AND OTHER INTANGIBLE ASSETS: Goodwill represents the excess of the purchase price over the fair value of net assets acquired. Intangible assets consist of the ANSYS trade name, non-compete agreements, customer lists and acquired software and technology. These assets are being amortized on the straight-line method over their estimated useful lives. The Company periodically evaluates the carrying value of goodwill based on whether the goodwill is recoverable from expected future undiscounted operating cash flows of the related business. The Company periodically reviews the carrying value of other intangible assets and will recognize impairments when the expected future operating cash flow derived from such intangible assets is less than their carrying value.
  The Company adopted Statement of Financial Accounting Standards ("SFAS") No.141, "Business Combinations," for all business combinations initiated after June 30, 2001 and the non-amortization provisions of SFAS No. 142, "Goodwill and Other Intangibles," for goodwill relating to business combinations initiated after June 30, 2001. Therefore, goodwill relating to business combinations completed during the second half of 2001 has not been amortized in 2001. See Recently Issued Accounting Pronouncements for additional information.

CONCENTRATIONS OF CREDIT RISK: The Company invests its excess cash primarily in deposits, money market funds and commercial paper with commercial banks. The Company has not experienced any losses to date on its invested cash.
  The Company has a concentration of credit risk with respect to trade receivables because of the limited number of distributors through which the Company sells its products. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral.
  During 2001, sales by distributors comprised approximately 57% of the Company's total revenue, with two distributors accounting for approximately 13% and 9% of total revenue. During 2000, sales by distributors comprised approximately 62% of the Company's total revenue, with two distributors accounting for approximately 11% and 10% of total revenue. During 1999, sales by distributors comprised approximately 70% of the Company's total revenue, with two distributors accounting for approximately 12% and 11% of total revenue.

INCOME TAXES: Deferred tax assets and liabilities are determined based on temporary differences between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

FOREIGN CURRENCIES: Certain of the Company's sales transactions are denominated in foreign currencies. These transactions are translated to U.S. Dollars at the exchange rate on the transaction date. Accounts receivable in foreign currencies at year-end are translated at the effective exchange rate on the balance sheet date. Gains and losses resulting from foreign exchange transactions are included in the results of operations.
     The financial statements of the Company's foreign subsidiaries are translated from the functional currency, generally the local currency, to U.S. Dollars. Assets and liabilities are translated at the exchange rates on the balance sheet date. Results of operations are translated at average exchange rates. The resulting exchange difference is recorded as a component of accumulated other comprehensive income.

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

RECLASSIFICATIONS: Certain reclassifications have been made to the 2000 and 1999 financial statements to conform to the 2001 presentation.

3. ACQUISITIONS

  In November 2001, ANSYS acquired CADOE, S.A. ("CADOE"), a company based in Lyon, France. The acquisition of CADOE's stock included an up-front payment of approximately $3.9 million in cash, $900,000 of which was placed in escrow.
The escrowed funds will be released upon the completion of certain product development milestones and the resolution of any outstanding indemnification claims. The total up-front purchase price was allocated to the assets and liabilities of CADOE based upon their estimated fair market values. The allocation of the purchase price was based on an independent valuation and included an allocation of $2,480,000 to identifiable intangibles (including $1,990,000 to the core technology and $490,000 to non-compete agreements) and $1,289,000 to goodwill. The identified intangibles are being amortized over four to ten years. In accordance with the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Intangible Assets" (see Note 17), the goodwill is not being amortized. The acquisition agreement provides for additional future cash payments if the acquired business achieves certain performance criteria in 2002, 2003 and 2004. If the performance criteria are achieved, the future cash payments could equal or exceed the up-front purchase price.
     In August 2000, ANSYS acquired Pacific Marketing and Consulting, Inc., a California corporation (hereafter "ICEM CFD"). The total up-front purchase price was allocated to the assets and liabilities of ICEM CFD based upon their estimated fair market values. The allocation of the purchase price was based on an independent valuation and included an allocation of $5,542,000 to identifiable intangibles (including $2,345,000 to existing software, $1,790,000 to non-compete agreements and $1,407,000 to customer list) and $12,201,000 to goodwill. The identified intangibles are being amortized over three to five years. The acquisition agreement also provides for additional future payments if the acquired business achieves certain performance criteria. Such payments in 2001 included $183,000 in cash and 15,465 shares of ANSYS Inc. common stock. The acquisition agreement also provides for a final payment based upon performance of the acquired business in 2001. In the first quarter of 2002, ANSYS made final payments of $2,591,000 in cash and 98,847 shares of ANSYS Inc. common stock. The additional payments resulted in an increase in goodwill associated with this acquisition.

  The acquisitions of CADOE and ICEM CFD were accounted for as purchases and, accordingly, their operating results have been included in ANSYS Inc.'s consolidated financial statements since the dates of acquisition.
     On a pro forma basis, the results of operations as if the acquisition of CADOE had occurred on January 1, 2001 and 2000, are not materially different from the reported amounts.
  The following unaudited pro forma information presents the results of operations of the Company as if the ICEM CFD acquisition had occurred on January 1, 2000 and 1999. The unaudited pro forma consolidated results are not necessarily indicative of results that would have occurred had the acquisition been in effect for the years presented.

-------------------------------------------------------------------------------------------------
(in thousands)                    Year ended December 31, 2000       Year ended December 31,1999
-------------------------------------------------------------------------------------------------
Total revenue                                          $80,405                           $70,875
-------------------------------------------------------------------------------------------------
Net income                                              13,837                            12,508
-------------------------------------------------------------------------------------------------
Net income per share
-------------------------------------------------------------------------------------------------
  Basic                                                    .85                               .74
-------------------------------------------------------------------------------------------------
  Diluted                                                  .83                               .72
-------------------------------------------------------------------------------------------------

4. PROPERTY AND EQUIPMENT

  Property and equipment consists of the following:

-------------------------------------------------------------------------------------------------------------------
(in thousands)                                      December 31, 2001                            December 31, 2000
-------------------------------------------------------------------------------------------------------------------
Equipment                                                    $  9,048                                     $  7,995
-------------------------------------------------------------------------------------------------------------------
Computer software                                               4,275                                        3,556
-------------------------------------------------------------------------------------------------------------------
Furniture                                                       1,057                                          993
-------------------------------------------------------------------------------------------------------------------
Leasehold improvements                                            873                                          845
-------------------------------------------------------------------------------------------------------------------
                                                               15,253                                       13,389
-------------------------------------------------------------------------------------------------------------------
Less: accumulated depreciation and amortization              (10,338)                                      (8,237)
-------------------------------------------------------------------------------------------------------------------
                                                             $  4,915                                     $  5,152
-------------------------------------------------------------------------------------------------------------------

Depreciation and amortization expense related to property and equipment was approximately $2,360,000, $1,994,000 and $1,907,000 for the years ended December 31, 2001, 2000, and 1999, respectively.

5. OTHER INTANGIBLE ASSETS

  Other intangible assets consists of the following:

-------------------------------------------------------------------------------------------------------------
(in thousands)                    Estimated Useful Lives         December 31, 2001         December 31, 2000
-------------------------------------------------------------------------------------------------------------
Trade name                                      10 years                  $  1,824                  $  1,824
-------------------------------------------------------------------------------------------------------------
Non-compete agreements                         2-5 years                     2,280                     1,790
-------------------------------------------------------------------------------------------------------------
Customer list                                    5 years                     1,407                     1,407
-------------------------------------------------------------------------------------------------------------
Acquired software/core technology             3-10 years                     4,335                     2,345
-------------------------------------------------------------------------------------------------------------
                                                                             9,846                     7,366
-------------------------------------------------------------------------------------------------------------
Less: accumulated amortization                                             (3,347)                   (1,698)
-------------------------------------------------------------------------------------------------------------
                                                                          $  6,499                  $  5,668
-------------------------------------------------------------------------------------------------------------

6. INCOME TAXES

   The provision for income taxes is comprised of the following:

--------------------------------------------------------------------------------------------------------------
(in thousands)                 December 31, 2001              December 31, 2000             December 31, 1999
--------------------------------------------------------------------------------------------------------------
Current:
--------------------------------------------------------------------------------------------------------------
   Federal                              $  5,562                     $  5,701                     $   3,297
--------------------------------------------------------------------------------------------------------------
   State                                     318                          246                            90
--------------------------------------------------------------------------------------------------------------
   Foreign                                 1,210                          942                           876
--------------------------------------------------------------------------------------------------------------
Deferred:
--------------------------------------------------------------------------------------------------------------
   Federal                                 (696)                          (34)                          869
--------------------------------------------------------------------------------------------------------------
   State                                   (104)                           (7)                          (14)
--------------------------------------------------------------------------------------------------------------
      Total                            $  6,290                       $  6,848                    $   5,118
--------------------------------------------------------------------------------------------------------------

The reconciliation of the U.S. federal statutory tax rate to the consolidated effective tax rate is as follows:

----------------------------------------------------------------------------------------------------------------------------------
                                                  December 31, 2001              December 31, 2000              December 31, 1999
----------------------------------------------------------------------------------------------------------------------------------
Federal statutory tax rate                                    35.0%                          35.0%                          35.0%
----------------------------------------------------------------------------------------------------------------------------------
State income taxes, net of federal benefit                      1.0                            0.7                            0.3
----------------------------------------------------------------------------------------------------------------------------------
Research and experimentation credit                           (1.5)                           (1.7)                          (2.0)
----------------------------------------------------------------------------------------------------------------------------------
Non-deductible goodwill                                         3.5                             1.0                              -
----------------------------------------------------------------------------------------------------------------------------------
Foreign sales corporation                                     (6.6)                           (5.0)                          (5.7)
----------------------------------------------------------------------------------------------------------------------------------
Other                                                           0.1                           (0.4)                          (1.8)
----------------------------------------------------------------------------------------------------------------------------------
                                                              31.5%                           29.6%                          25.8%
----------------------------------------------------------------------------------------------------------------------------------

The components of deferred tax assets and liabilities are as follows:

----------------------------------------------------------------------------------------------------
(in thousands)                                    December 31, 2001               December 31, 2000
----------------------------------------------------------------------------------------------------
Deferred tax assets:
----------------------------------------------------------------------------------------------------
  Goodwill                                                    3,259                        $  3,578
----------------------------------------------------------------------------------------------------
  Tradename                                                     279                             274
----------------------------------------------------------------------------------------------------
  Capitalized software                                        3,170                           3,831
----------------------------------------------------------------------------------------------------
  Allowance for doubtful accounts                               515                             827
----------------------------------------------------------------------------------------------------
  Deferred revenue                                            1,213                             175
----------------------------------------------------------------------------------------------------
  Other                                                         529                             348
----------------------------------------------------------------------------------------------------
                                                              8,965                           9,033
----------------------------------------------------------------------------------------------------
Deferred tax liabilities:
----------------------------------------------------------------------------------------------------
  Accounts receivable mark-to-market                              -                             206
----------------------------------------------------------------------------------------------------
  Property and equipment                                         91                              88
----------------------------------------------------------------------------------------------------
  Acquisition-related intangible assets                         345                           1,198
----------------------------------------------------------------------------------------------------
  Other                                                       2,038                           1,951
----------------------------------------------------------------------------------------------------
                                                              2,474                           3,443
----------------------------------------------------------------------------------------------------
     Net deferred tax assets                               $  6,491                        $  5,590
----------------------------------------------------------------------------------------------------

   Based upon the Company's current and historical taxable income and the anticipated level of future taxable income, management believes it is more likely than not that all of the deferred tax assets will be realized. Accordingly, no valuation allowance has been established against the deferred tax assets.

7. PENSION AND PROFIT-SHARING PLANS

   The Company maintains both a money purchase pension plan (the "Pension Plan") and a 401(k)/profit-sharing plan (the "Profit-Sharing Plan") for all qualifying full-time employees. The Pension Plan is a noncontributory plan and requires the Company to contribute 5% of each participant's eligible compensation. The 401(k) feature of the Profit-Sharing Plan permits employee contributions up to 10% of eligible compensation. The Company makes matching contributions on behalf of each participant in an amount equal to 100% of the employee contribution up to a maximum of 5% of employee compensation. There is a five year graduated vesting schedule for employer contributions. Under the profit-sharing provisions of the plan, the Company contribution is determined annually by the Board of Directors, subject to a maximum limitation of 5% of eligible compensation.
   Total expense related to the Pension and Profit-Sharing plans was $2,121,000 in 2001, $1,712,000 in 2000 and $1,266,000 in 1999.

8. NON-COMPETE AND EMPLOYMENT AGREEMENTS

   In accordance with the acquisition of ICEM CFD. (see Note 3) the existing stockholders agreed to non-competition clauses restricting certain competitive business activities for periods of two or five years, depending on the involvement of each stockholder in the daily operations of the business. Additionally, the existing CADOE stockholders agreed to similar non-competition clauses for a period of four years in connection with the acquisition of CADOE by ANSYS.
   The Company has entered into an employment agreement with the Chairman of the Board of Directors. In the event the Chairman is terminated without cause, his employment agreement provides for severance at the annual rate of $300,000 for the later of a period of one year after termination or when he accepts other employment. The Chairman is subject to a one-year restriction on competition following termination of employment under the circumstances described in the contract.
   The Company also has an agreement with the Chief Executive Officer. This agreement provides for, among other things, severance payments totaling $300,000, in equal semi-monthly installments, through the first anniversary of the termination date if the Chief Executive Officer is terminated without cause

9. STOCK OPTION AND GRANT PLANS

   The Company has two stock option and grant plans-the 1994 Stock Option and Grant Plan ("1994 Stock Plan") and the 1996 Stock Option and Grant Plan ("1996 Stock Plan"). The 1994 and 1996 Stock Plans, as amended, authorize the grant of up to 868,110 and 4,250,000 shares, respectively, of the Company's common stock in the form of: (i) incentive stock options ("ISOs"), (ii) nonqualified stock options or (iii) the issuance or sale of common stock with or without vesting or other restrictions. Additionally, the 1996 Stock Plan permits the grant of common stock upon the attainment of specified performance goals and the grant of the right to receive cash dividends with the holders of the common stock as if the recipient held a specified number of shares of the common stock. No further grants may be made under the 1994 Stock Plan.
   The 1994 and 1996 Stock Plans provide that: (i) the exercise price of an ISO must be no less than the fair value of the stock at the date of grant and (ii) the exercise price of an ISO held by an optionee who possesses more than 10% of the total combined voting power of all classes of stock must be no less than 110% of the fair market value of the stock at the time of grant. The Board of Directors has the authority to set expiration dates no later than ten years from the date of grant (or five years for an optionee who meets the 10% criteria), payment terms and other provisions for each grant. Shares associated with unexercised options or repurchased shares of common stock become available for options or issuances under the 1996 Stock Plan. The Compensation Committee of the Board of Directors may, at its sole discretion, accelerate or extend the date or dates on which all or any particular award or awards granted under the 1994 and 1996 Stock Plans may vest or be exercised. In the event of a merger, liquidation or sale of substantially all of the assets of the Company, the Board of Directors has the discretion to accelerate the vesting of the options granted under the 1994 and 1996 Stock Plans, except that options granted to Independent Directors vest automatically. Under certain scenarios, other optionees may also automatically vest upon the occurrence of such an event. In addition, the 1994 and 1996 Stock Plans and the grants issued thereunder terminate upon the effectiveness of any such transaction or event, unless a provision is made in connection with such transaction for the assumption of grants theretofore made. Under the 1996 Stock Plan, at the discretion of the Compensation Committee, any option may include a "reload" feature. Such feature allows an optionee exercising an option to receive, in addition to the number of shares of common stock due on the exercise, an additional option with an exercise price equal to the fair market value of the common stock on the date such additional option is granted.
   In addition, the 1996 Stock Plan provides for the automatic grant of non-qualified options to Independent Directors. Under such provisions, options to purchase that number of shares of common stock determined by dividing $200,000 by the option exercise price will be granted to each individual when he or she first becomes a member of the Board of Directors, provided that he or she is not an employee of the Company. In addition, in 1998 the Board of Directors amended the 1996 Stock Plan to provide that on the date five business days following each annual meeting of stockholders of the Company, each Independent Director who is then serving will be granted an option to purchase 12,000 shares of common stock at the option exercise price. Options granted to Independent Directors under the foregoing provisions will vest in annual installments over four years, commencing with the date of grant, and will expire ten years after the grant, subject to earlier termination if the optionee ceases to serve as a director. The exercisability of these options will be accelerated upon the occurrence of a merger, liquidation or sale of substantially all of the assets of the Company.

   Restricted stock purchases, grants and option activity under the 1994 and 1996 Stock Plans, and the issuance of restricted stock to members of the Board of Directors under separate agreements, are summarized as follows:

----------------------------------------------------------------------------------------------------------------------
1994 Stock Option and Grant Plan                            Restricted Stock                     Stock Options
----------------------------------------------------------------------------------------------------------------------
                                                     Number of           Range of        Number of           Range of
(in thousands, except for range of issue price)         Shares        Issue Price          Options        Issue Price
----------------------------------------------------------------------------------------------------------------------
Outstanding at December 31,1998                            837         $ .01-2.40              526        $ .40-11.00
----------------------------------------------------------------------------------------------------------------------
Issued/granted                                               -                  -                -                  -
----------------------------------------------------------------------------------------------------------------------
Exercised                                                 (815)          .10-2.40             (143)          .40-2.40
----------------------------------------------------------------------------------------------------------------------
Repurchased/cancelled                                      (18)           .01-.40              (33)         .40-10.00
----------------------------------------------------------------------------------------------------------------------
Outstanding at December 31,1999                              4                .40              350          .40-11.00
----------------------------------------------------------------------------------------------------------------------
Issued/granted                                               -                  -                -                  -
----------------------------------------------------------------------------------------------------------------------
Exercised                                                   (4)               .40             (101)         .40-10.00
----------------------------------------------------------------------------------------------------------------------
Cancelled                                                    -                  -               (9)             10.00
----------------------------------------------------------------------------------------------------------------------
Outstanding at December 31, 2000                             -                  -              240          .40-11.00
----------------------------------------------------------------------------------------------------------------------
Issued/granted                                               -                  -                -                  -
----------------------------------------------------------------------------------------------------------------------
Exercised                                                    -                  -              (97)         .40-11.00
----------------------------------------------------------------------------------------------------------------------
Cancelled                                                    -                  -                -                  -
----------------------------------------------------------------------------------------------------------------------
Outstanding at December 31, 2001                             -                  -              143        $ .40-10.00
----------------------------------------------------------------------------------------------------------------------
Exercisable at:
----------------------------------------------------------------------------------------------------------------------
   December 31, 1999                                         -                  -              286
----------------------------------------------------------------------------------------------------------------------
   December 31, 2000                                         -                  -              240
----------------------------------------------------------------------------------------------------------------------
   December 31, 2001                                         -                  -              143
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
1996 Stock Option and Grant Plan                                                   Stock Options
----------------------------------------------------------------------------------------------------------------------
(in thousands, except for range of issue price)                     Number of Options            Range of Issue Price
----------------------------------------------------------------------------------------------------------------------
Outstanding at December 31, 1998                                                1,749                 $    6.00-13.13
----------------------------------------------------------------------------------------------------------------------
Issued/granted                                                                    697                      6.88-11.00
----------------------------------------------------------------------------------------------------------------------
Exercised                                                                         (68)                      6.00-9.63
----------------------------------------------------------------------------------------------------------------------
Cancelled                                                                        (261)                     6.00-13.00
----------------------------------------------------------------------------------------------------------------------
Outstanding at December 31, 1999                                                2,117                      6.00-13.13
----------------------------------------------------------------------------------------------------------------------
Issued/granted                                                                    805                      9.88-11.88
----------------------------------------------------------------------------------------------------------------------
Exercised                                                                        (158)                     6.00-11.75
----------------------------------------------------------------------------------------------------------------------
Cancelled                                                                        (241)                     6.00-11.75
----------------------------------------------------------------------------------------------------------------------
Outstanding at December 31, 2000                                                2,523                      6.00-13.13
----------------------------------------------------------------------------------------------------------------------
Issued/granted                                                                    774                     10.63-26.56
----------------------------------------------------------------------------------------------------------------------
Exercised                                                                        (485)                     6.00-11.75
----------------------------------------------------------------------------------------------------------------------
Cancelled                                                                        (103)                     6.00-18.70
----------------------------------------------------------------------------------------------------------------------
Outstanding at December 31, 2001                                                2,709                 $ 6.00 - $26.56
----------------------------------------------------------------------------------------------------------------------
Exercisable at:
----------------------------------------------------------------------------------------------------------------------
   December 31, 1999                                                              577
----------------------------------------------------------------------------------------------------------------------
   December 31, 2000                                                              891
----------------------------------------------------------------------------------------------------------------------
   December 31, 2001                                                              974
----------------------------------------------------------------------------------------------------------------------

   The Company has elected to account for stock-based compensation arrangements under the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock-Based Compensation." The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation expense has been recognized for restricted stock or options which have been issued under the 1994 and 1996 Stock Plans. Had compensation cost for the Company's two stock option and grant plans been determined based upon the fair value at the grant date for the option awards in 2001, 2000 and 1999, consistent with the provisions of SFAS No. 123, the Company's net income and basic and diluted earnings per share would have been reduced to the pro forma amounts indicated below:

------------------------------------------------------------------------------
(in thousands, except per share data)                  2001     2000      1999
------------------------------------------------------------------------------
Net income - as reported                           $ 13,692  $16,310  $ 14,751
------------------------------------------------------------------------------
Net income - pro forma                               11,295   14,132    12,653
------------------------------------------------------------------------------
Net income per basic common share - as reported    $    .94  $  1.03  $    .90
------------------------------------------------------------------------------
Net income per basic common share - pro forma           .78      .89       .77
------------------------------------------------------------------------------
Net income per diluted common share - as reported       .89     1.00       .88
------------------------------------------------------------------------------
Net income per diluted common share - pro forma         .73      .87       .76
-----------------------------------------------------------------------------

   The weighted-average fair value of options granted was $10.13 per share in 2001, $6.22 per share in 2000 and $5.01 per share in 1999.
   The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the risk-free interest rates ranging from a low of 3.80% to a high of 5.01%. The interest rates used were determined by using the five year Treasury Note rate at the date of grant. The following assumptions were also used to determine the fair value of each option grant: dividend yields of 0%; expected volatility of 64% and expected term of five years.

10. STOCK REPURCHASE PROGRAM

   On October 25, 2001, the Company announced that its Board of Directors had amended its common stock repurchase program to acquire up to an additional one million shares, or four million shares in total under the program that was initially announced in February 2000. Under this program, ANSYS repurchased 374,700 and 2,010,000 shares in 2001 and 2000, respectively. In addition to the repurchases under this program, the Company also purchased 866,300 shares in a privately negotiated transaction during 2001.

11. EMPLOYEE STOCK PURCHASE PLAN

   The Company's 1996 Employee Stock Purchase Plan (the "Purchase Plan") was adopted by the Board of Directors on April 19, 1996 and was subsequently approved by the Company's stockholders. Up to 210,000 shares of common stock may be sold under the Purchase Plan. The Purchase Plan is administered by the Compensation Committee. Offerings under the Purchase Plan commence on each February 1 and August 1, and have a duration of six months. An employee who owns or is deemed to own shares of stock representing in excess of 5% of the combined voting power of all classes of stock of the Company may not participate in the Purchase Plan.
   During each offering, an eligible employee may purchase shares under the Purchase Plan by authorizing payroll deductions of up to 10% of his cash compensation during the offering period. The maximum number of shares which may be purchased by any participating employee during any offering period is limited to 960 shares (as adjusted by the Compensation Committee from time to time). Unless the employee has previously withdrawn from the offering, his accumulated payroll deductions will be used to purchase common stock on the last business day of the period at a price equal to 85% of the fair market value of the common stock on the first or last day of the offering period, whichever is lower. Under applicable tax rules, an employee may purchase no more than $25,000 worth of common stock in any calendar year. At December 31, 2001, 125,658 shares of common stock had been issued under the Purchase Plan of which 102,284 were issued as of December 31, 2000.

12. LEASES

   In January 1996, the Company entered into a lease agreement with an unrelated third party for a new corporate office facility, which the Company occupied in February 1997. The lease agreement is for ten years, with an option for five additional years, and includes scheduled rent increases at the end of the fifth and tenth years. The Company incurred lease rental expense related to this facility of $1,227,000 in 2001, 2000 and 1999. Minimum lease payments for the next five years under the facility lease are $1,354,000 per annum in 2002 through 2006.
   The Company has also entered into various noncancellable operating leases for equipment and sales offices. Lease rental expense related to these leases totaled $1,232,000, $908,000 and $998,000 for the years ended December 31, 2001, 2000 and 1999, respectively. Future minimum lease payments under noncancellable operating leases for equipment and sales offices in effect at December 31, 2001 are $567,000 in 2002, $531,000 in 2003, $273,000 in 2004,
$103,000 in 2005 and $77,000 in 2006.

13. ROYALTY AGREEMENTS

   The Company has entered into various renewable nonexclusive license agreements under which the Company has been granted access to the licensor's patent technology and the right to sell the patent technology in the Company's product line. Royalties are payable to developers of the software at various rates and amounts generally based upon unit sales or revenue. Royalty fees, which are included in cost of sales, were approximately $939,000, $884,000 and $524,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

14. GEOGRAPHIC INFORMATION

 Revenue by geographic area is as follows:

--------------------------------------------------------------------------------------------
                                                                            Other
                              United                      Other          Interna-
(in thousands)                States   Canada  Germany   Europe   Japan    tional     Total
--------------------------------------------------------------------------------------------
Year ended December 31, 2001  $38,693  $1,659  $10,434  $15,094  $11,000    $7,956  $84,836
--------------------------------------------------------------------------------------------
Year ended December 31, 2000   34,304   1,757    8,595   14,752    8,843     6,216   74,467
--------------------------------------------------------------------------------------------
Year ended December 31, 1999   27,673   1,151    7,091   14,924    7,678     4,622   63,139
--------------------------------------------------------------------------------------------

15. CONTINGENCIES

   The Company had an outstanding irrevocable standby letter of credit for $1,378,000 at December 31, 2001. This letter of credit was issued as a guarantee for damages that could be awarded related to a legal matter in which the Company was involved. The fair value of the letter of credit approximates the contract value based on the nature of the fee arrangements with the issuing bank. No material losses on this commitment have been incurred, nor are any anticipated.

16. EARNINGS PER SHARE

   Basic earnings per common share ("EPS") amounts are computed by dividing earnings by the average number of common shares outstanding during the period. Diluted EPS amounts assume the issuance of common stock for all potentially dilutive equivalents outstanding.

   The details of basic and diluted earnings per common share are as follows:

------------------------------------------------------------------------------------------------
(in thousands, except per share data)                      2001            2000            1999
------------------------------------------------------------------------------------------------
Net income                                             $ 13,692        $ 16,310        $ 14,751
------------------------------------------------------------------------------------------------
Weighted average shares outstanding - basic              14,554          15,804          16,366
------------------------------------------------------------------------------------------------
Basic earnings per share                               $    .94        $   1.03        $   0.90
------------------------------------------------------------------------------------------------
Effect of dilutive securities:
------------------------------------------------------------------------------------------------
   Shares issuable upon exercise of dilutive
    outstanding restricted stock and stock options          884             465             323
------------------------------------------------------------------------------------------------
   Weighted average shares outstanding - diluted         15,438          16,269          16,689
------------------------------------------------------------------------------------------------
Diluted earnings per share                             $    .89        $   1.00         $  0.88
------------------------------------------------------------------------------------------------
Anti-dilutive shares/options                                541             201             570
------------------------------------------------------------------------------------------------

17. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

   ANSYS adopted Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations," for all business combinations initiated after June 30, 2001. This standard requires that all business combinations be accounted for using the purchase method and it further clarifies the criteria for recognition of intangible assets separately from goodwill.
   Effective January 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets," for existing goodwill and other intangible assets, including the non-amortization provisions of this standard arising from business combinations after June 30, 2001. This standard eliminates the amortization of goodwill and intangible assets with indefinite useful lives and requires annual testing for impairment. This standard also requires the assignment of assets acquired and liabilities assumed, including goodwill, to reporting units for purposes of the annual impairment test. As of December 31, 2001, ANSYS had net unamortized goodwill of $16.9 million and amortization expense associated with goodwill of $3.3 million, $1.1 million and $0.1 million for the years ended December 31, 2001, 2000 and 1999, respectively. The Company has evaluated the impact of the adoption of this standard on the consolidated financial statements and does not expect the adoption to have a material impact on the Company's financial position.

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

------------------------------------------------------------------------------------------------
                                                             Fiscal Quarter Ended
------------------------------------------------------------------------------------------------
                                             December 31,    September 30,  June 30,  March 31,
(in thousands, except per share data)                2001             2001      2001       2001
------------------------------------------------------------------------------------------------
Revenue                                          $ 25,073         $ 20,610  $ 20,931   $ 18,222
------------------------------------------------------------------------------------------------
Gross profit                                       22,040           17,899    17,985     15,559
------------------------------------------------------------------------------------------------
Operating income                                    7,662            3,367     4,705      2,814
------------------------------------------------------------------------------------------------
Net income                                          5,098            2,654     3,569      2,371
------------------------------------------------------------------------------------------------
Net income per common share - basic                   .35              .18       .25        .16
------------------------------------------------------------------------------------------------
Net income per common share - diluted                 .33              .17       .24        .15
------------------------------------------------------------------------------------------------
Adjusted earnings per share - diluted /(1)/           .38              .23       .29        .21
------------------------------------------------------------------------------------------------
Common stock price per share/(2)/:
------------------------------------------------------------------------------------------------
   High                                             27.73            19.15     18.72      13.63
------------------------------------------------------------------------------------------------
   Low                                              16.80            14.65     11.70      10.13
------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------
                                                             Fiscal Quarter Ended
------------------------------------------------------------------------------------------------
                                             December 31,    September 30,  June 30,  March 31,
------------------------------------------------------------------------------------------------
(in thousands, except per share data)                2000             2000      2000       2000
------------------------------------------------------------------------------------------------
Revenue                                          $ 24,152         $ 16,682  $ 16,253   $ 17,380
------------------------------------------------------------------------------------------------
Gross profit                                       21,345           14,601    14,459     15,377
------------------------------------------------------------------------------------------------
Operating income                                    5,751            3,805     4,789      5,234
------------------------------------------------------------------------------------------------
Net income                                          4,459            3,272     4,092      4,487
------------------------------------------------------------------------------------------------
Net income per common share - basic                   .28              .21       .26        .28
------------------------------------------------------------------------------------------------
Net income per common share - diluted                 .27              .21       .25        .27
------------------------------------------------------------------------------------------------
Adjusted earnings per share - diluted /(1)/           .33              .24       .25        .27
------------------------------------------------------------------------------------------------
Common stock price per share/(2)/:
------------------------------------------------------------------------------------------------
   High                                             12.06            12.44     11.88      14.31
------------------------------------------------------------------------------------------------
   Low                                               9.44             9.38      9.00       9.88
------------------------------------------------------------------------------------------------

/(1)/ Adjusted earnings per share represents earnings per share determined in accordance with generally accepted accounting principles, excluding amortization expense, net of related income tax benefit, associated with intangible assets and goodwill resulting from business combinations accounted for under the purchase method.
/(2)/ The Company's common stock trades on the Nasdaq National Market tier of The Nasdaq Stock Market under the symbol: ANSS. The common stock prices shown are based on the Nasdaq daily closing stock price.

   The Company has not paid cash dividends on its common stock as it has retained earnings for use in its business. The Company intends to review its policy with respect to the payment of dividends from time to time; however, there can be no assurance that any dividends will be paid in the future.

   On February 7, 2002, there were 236 shareholders of record and approximately 3,400 beneficial shareholders of the Company's common stock.

CORPORATE INFORMATION

Shareholder Information
   Requests for information about the Company should be directed to:

       Mark Dozzo, Treasurer, ANSYS Inc., Southpointe,
       275 Technology Drive, Canonsburg, PA  15317, U.S.A.
       Telephone: 724.514.1782

REPORT ON FORM 10-K
Stockholders may obtain additional financial information about ANSYS Inc.
from the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission. Copies are available from the Company without charge upon written request.

STOCK LISTING
   ANSS
   NASDAQ

COUNSEL
   Goodwin Procter LLP, Boston, MA

ANNUAL MEETING
The Annual Meeting of Stockholders will be held on May 9, 2002 at 2:00 p.m. at the Southpointe Club, 360 Southpointe Blvd., Canonsburg, PA 15317, U.S.A.

TRANSFER AGENT
Mellon Investor Services, Ridgefield Park, NJ

INDEPENDENT ACCOUNTANTS
PricewaterhouseCoopers LLP, Pittsburgh, PA

   ANSYS Inc. is an Equal Opportunity Employer. As such, it is the Company's policy to promote equal employment opportunity and to prohibit discrimination on the basis of race, color, religion, sex, age, national origin, disability or status as a veteran in all aspects of employment including recruiting, hiring, training or promoting personnel. In fulfilling this commitment, the Company shall comply with the letter and spirit of the laws, regulations and Executive Orders governing equal opportunity in employment; including the Civil Rights Act of 1964, Executive Order 11246, Revised Order Number 4 and amendments thereto.
   ANSYS, AI*EMAX, AI*NASTRAN, AI*Environment, CADOE and DesignSpace are Trademarks or registered Trademarks of subsidiaries of ANSYS Inc. located in the United States or other countries. All other trademarks and registered trademarks are the property of their respective owners.

HEADQUARTERS

ANSYS INC.
Southpointe
275 Technology Drive
Canonsburg, PA  15317
U.S.A.
1.866.ANSYS.AI

HTTP://WWW.ANSYS.COM