Form 10-K, Exhibit 13
period 2002-12-31
ANSYS INC
filed 2003-03-24
CIK 1013462

                                                                    EXHIBIT 13.1

                       2002 ANNUAL REPORT TO STOCKHOLDERS

                                                   ANSYS Inc. 2002 Annual Report

FINANCIAL HIGHLIGHTS

Year Ended December 31,

(in thousands, except per share data)     2002       2001       2000       1999      1998
-------------------------------------   --------   --------   --------   -------   -------
Revenue                                 $ 91,011   $ 84,836   $ 74,467   $63,139   $56,553
Operating income                          27,074     18,548     19,579    17,243    15,206
Net income                                18,959     13,692     16,310    14,751    11,349
Earnings per share - basic              $   1.30   $    .94   $   1.03   $   .90   $   .71
Weighted average
   Shares - basic                         14,598     14,554     15,804    16,366    16,052
Earnings per share - diluted            $   1.22   $    .89   $   1.00   $   .88   $   .68
Weighted average
   Shares - diluted                       15,594     15,438     16,269    16,689    16,581
Total assets                            $127,001   $117,762   $101,120   $89,174   $72,146
Working capital                           56,883     40,033     40,046    52,655    38,049
Long-term obligations                         --         --         --        --        --
Stockholders' equity                      91,393     74,393     69,364    65,631    52,367
Cash provided by operating activities     22,116     23,638     22,850    18,341    15,646
Return on stockholders' equity                23%        19%        24%       25%       24%
Return on total assets                        15%        13%        17%       18%       17%

                                                   ANSYS Inc. 2002 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

     ANSYS Inc. (the "Company" or "ANSYS") develops and globally markets engineering simulation software and technologies widely used by engineers and designers across a broad spectrum of industries, including aerospace, automotive, manufacturing, electronics and biomedical. Headquartered at Southpointe in Canonsburg, Pennsylvania, the Company employs approximately 450 people and focuses on the development of open and flexible solutions that enable users to analyze designs directly on the desktop, providing a common platform for fast, efficient and cost-conscious product development, from design concept to final-stage testing and validation.

     The Company distributes its ANSYS(R), DesignSpace(R), AI*NASTRAN(TM) and ICEM CFD suite of products through a network of channel partners in 37 countries, in addition to its own direct sales offices in 20 strategic locations throughout the world, as well as through distribution arrangements with developers of other design software products. The following discussion should be read in conjunction with the audited consolidated financial statements and notes thereto included elsewhere in this Annual Report. The Company's discussion and analysis of its financial condition and results of operations are based upon ANSYS' consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires ANSYS to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, ANSYS evaluates its estimates, including those related to bad debts, investments, goodwill, intangible assets, income taxes, and contingencies and litigation. ANSYS bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

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

Acquisitions

     In November 2001, ANSYS acquired CADOE, S.A. ("CADOE"), a company based in Lyon, France. The acquisition of CADOE's stock included an up-front payment of approximately $3.9 million in cash, $900,000 of which was placed in escrow. The escrowed funds will be released upon the completion of certain product development milestones and the resolution of any outstanding indemnification claims. The total up-front purchase price was allocated to the assets and liabilities of CADOE based upon their estimated fair market values. The allocation of the purchase price was based on an independent valuation and included an allocation of $2,480,000 to identifiable intangibles (including $1,990,000 to the core technology and $490,000 to non-compete agreements) and $1,289,000 to goodwill, which is not tax deductible. The identified intangibles are being amortized over four to 10 years. In accordance with the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Intangible Assets," the goodwill is not being amortized. The acquisition agreement provides for additional future cash payments if the acquired business achieves certain performance criteria in 2002, 2003 and 2004. If the performance criteria are achieved, the future cash payments could equal or exceed the up-front purchase price. The amount paid in 2003 related to 2002 performance is approximately $570,000 and has resulted in an increase in goodwill as of December 31, 2002 associated with this acquisition.

     In August 2000, ANSYS acquired Pacific Marketing and Consulting, Inc., a California corporation (hereafter "ICEM CFD"). The total up front purchase price was allocated to the assets and liabilities of ICEM CFD based upon their estimated fair market values. The allocation of the purchase price was based on an independent valuation and included an allocation of $5,542,000 to identifiable intangibles (including $2,345,000 to existing software, $1,790,000 to non-compete agreements and $1,407,000 to customer list) and $12,201,000 to goodwill, which is not tax-deductible. The identified intangibles are being amortized over three to five years. The acquisition agreement also provided for additional future payments if the acquired business achieved certain performance criteria. Such payments in 2002 included $2,591,000 in cash and 98,847 shares of ANSYS Inc. common stock, and in 2001 included $183,000 in cash and 15,465 shares of ANSYS Inc. common stock. The additional payments resulted in an increase in goodwill associated with this acquisition. There are no future payments required.

                                                   ANSYS Inc. 2002 Annual Report


     The acquisitions of CADOE and ICEM CFD were accounted for as purchases and, accordingly, their operating results have been included in ANSYS Inc.'s consolidated financial statements since the dates of acquisition.

     On February 4, 2003, the Company signed a definitive agreement to acquire CFX, a leading supplier of computational fluid dynamics software and services, for a purchase price of approximately $21 million in cash. The acquisition was completed in February 2003. The Company has not yet completed its identification and valuation of the intangible assets acquired. After allocation to the identifiable assets and liabilities, the remaining excess of the purchase price over the value of net assets acquired will be attributed to goodwill.

Results of Operations

     As previously discussed, the Company completed the acquisition of ICEM CFD in August 2000. Accordingly, the results of operations for 2002 and 2001 reflect a full year of activity for ICEM CFD versus only four months for 2000. The acquisition of CADOE in November 2001 did not have a material impact on the results of operations for 2001.

     For purposes of the following discussion and analysis, the table below sets forth certain consolidated financial data for the years 2002, 2001 and 2000.

                                                       Year Ended December 31,
                                                     ---------------------------
(in thousands)                                         2002      2001      2000
--------------                                       -------   -------   -------
Revenue:
   Software licenses                                 $48,177   $45,318   $43,528
   Maintenance and service                            42,834    39,518    30,939
      Total revenue                                   91,011    84,836    74,467
Cost of sales:
   Software licenses                                   3,897     4,726     4,278
   Maintenance and service                             7,863     6,627     4,407
      Total cost of sales                             11,760    11,353     8,685
Gross profit                                          79,251    73,483    65,782
Operating expenses:
   Selling and marketing                              20,089    19,726    17,950
   Research and development                           19,605    16,893    14,502
   Amortization                                        2,289     5,271     2,234
   General and administrative                         10,194    13,045    11,517
      Total operating expenses                        52,177    54,935    46,203
Operating income                                      27,074    18,548    19,579
Other income                                             311     1,434     3,579
Income before income tax provision                    27,385    19,982    23,158
Income tax provision                                   8,426     6,290     6,848
Net income                                           $18,959   $13,692   $16,310

                                                   ANSYS Inc. 2002 Annual Report

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

REVENUE: The Company's total revenue increased 7.3% from $84.8 million in 2001 to $91.0 million in 2002. Reported revenue for the prior year was affected by a modification of the Company's revenue recognition policy related to noncancellable annual software leases.

     The Company currently recognizes revenue for annual software leases in accordance with Technical Practice Aid ("TPA") 5100.53, "Fair Value of PCS in a Short-Term Time-Based License and Software Revenue Recognition," issued by the American Institute of Certified Public Accountants, which requires all revenue from annual software lease licenses be recognized ratably over the lease period. Prior to the revenue recognition modification, the Company recognized a portion of the license fee from annual software leases upon inception or renewal of the lease, while the remaining portion, representing maintenance, was recognized ratably over the lease period.

     Software license revenue totaled $48.2 million in 2002 as compared to $45.3 million in 2001, an increase of 6.3%. This revenue increase is primarily attributable to an increase in license revenue from annual software leases, which resulted from the adverse impact in 2001 of the revenue recognition policy modification on reported revenue.

     Maintenance and service revenue increased 8.4% from $39.5 million in 2001 to $42.8 million in 2002. This increase resulted primarily from maintenance contracts sold in association with paid-up license sales in recent quarters and, to a lesser extent, an increase in consulting revenue.

     The Company has recently developed and introduced many new software products. Certain of these products require a higher level of sales and support expertise. The ability of the Company's sales channel, in particular the indirect channel, to obtain this expertise and sell the new product offerings could have an effect on the Company's sales in future periods. Additionally, royalties and consulting engagements associated with the new software products may result in the Company's cost of sales increasing as a percentage of revenue in future periods.

     As the Company has grown, it has become increasingly subject to the risks arising from adverse changes in domestic and global economic conditions. As a result of the current economic slowdown, many companies are delaying or reducing technology purchases. This has had an impact on the Company's visibility into the closing of new business, as opposed to its recurring business. This slowdown has also contributed to, and may continue to contribute to, reductions in sales, longer sales cycles and increased price competition. Each of these items could adversely affect the Company's sales in future periods.

     Of the Company's total revenue in 2002 and 2001, approximately 56.5% and 43.5% were attributable to international and domestic sales, respectively, as compared to 54.4% and 45.6% in 2001.

COSTS OF SALES AND GROSS PROFIT: The Company's total cost of sales increased 3.6% to $11.8 million, or 12.9% of total revenue, in 2002 from $11.4 million, or 13.4% of total revenue, in 2001. The increase was principally attributable to contracted technical support costs in France, as well as service costs associated with the Company's recently acquired CADOE subsidiary.

     As a result of the changes in revenue and cost of sales, the Company's gross profit increased 7.8% to $79.3 million in 2002 from $73.5 million in 2001.

SELLING AND MARKETING: Selling and marketing expenses increased 1.8% in 2002 to $20.1 million, or 22.1% of total revenue, from $19.7 million, or 23.3% of total revenue, in 2001. The increase primarily resulted from higher salaries and related headcount costs associated with the addition of personnel within the Company's direct sales and sales support organization. These additions include personnel associated with the Company's recently established direct sales offices in France and India. Also contributing were costs associated with the Company's biennial worldwide users' conference. These increases were partially offset by a reduction in discretionary advertising and promotion expenditures, as well as reduced commissions related to major account sales.

RESEARCH AND DEVELOPMENT: Research and development expenses increased 16.1% in 2002 to $19.6 million, or 21.5% of total revenue, from $16.9 million, or 19.9% of total revenue, in 2001. The increase primarily resulted from additional headcount and related costs, including those associated with the CADOE acquisition, related to the development and introduction of new and enhanced products. These increases were partially offset by the capitalization of approximately $624,000 of internal labor costs, compared with $457,000 in 2001, a significant portion of which related to the releases of ANSYS 7.0 and DesignSpace 7.0. The Company has traditionally invested significant resources in research and development activities and intends to continue to make significant investments in this area.

                                                   ANSYS Inc. 2002 Annual Report

AMORTIZATION: Amortization expense decreased to $2.3 million in 2002 from $5.3 million in 2001. The reduction primarily related to the adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets." This standard eliminates the amortization of goodwill and other intangible assets with indefinite useful lives and requires at least an annual test for impairment. Amortization expense related to goodwill was $3.4 million in 2001.

GENERAL AND ADMINISTRATIVE: General and administrative expenses decreased 21.9% in 2002 to $10.2 million, or 11.2% of total revenue, as compared to $13.0 million, or 15.4% of total revenue, in 2001. The decrease was primarily related to a $2.0 million non-recurring charge in the prior year related to the settlement of a dispute with a former distributor.

OTHER INCOME: Other income decreased to $311,000 in 2002 as compared to $1.4 million in 2001. The decrease was primarily attributable to a declining interest rate environment as compared to the prior year and, to a lesser extent, foreign currency transaction losses and losses from an investment accounted for under the equity method. In each of 2002 and 2001, other income includes a $500,000 impairment charge related to an investment accounted for under the cost method. As of December 31, 2002, the net book value of this investment is zero.

INCOME TAX PROVISION: The Company's effective tax rate was 30.8% in 2002 as compared to 31.5% in 2001. These rates are lower than the federal and state combined statutory rate as a result of benefits related to export sales, as well as the generation of research and experimentation credits.

     In November 2000, the United States enacted the FSC Repeal and Extraterritorial Income Exclusion Act (the "Act") in response to a challenge from the World Trade Organization ("WTO") that the existing tax benefits provided by foreign sales corporations were prohibited tax subsidies. The Act generally repeals the foreign sales corporation and implements an extraterritorial income ("ETI") tax benefit. Recently, the European Union stated that it did not believe the ETI provisions bring U.S. tax law into WTO-compliance and asked the WTO to rule on the matter. On August 30, 2002, the WTO ruled that the European Union may impose up to $4 billion per year in retaliatory duties against U.S. exports. As a result, there may be further related changes to U.S. export tax law in connection with this ruling. In 2002 and 2001, export benefits reduced the Company's effective tax rate by 4.3% and 6.6%, respectively. Any such prospective changes regarding tax benefits associated with the Company's export sales may adversely impact the Company's effective tax rate and decrease its net income in future periods.

NET INCOME: The Company's net income increased 38.5% to $19.0 million, or $1.22 diluted earnings per share, in 2002 as compared to net income of $13.7 million, or $0.89 diluted earnings per share, in 2001. The weighted average common and common equivalent shares used in computing diluted earnings per share were 15.6 million in 2002 and 15.4 million in 2001.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

REVENUE: The Company's total revenue increased 13.9% from $74.5 million in 2000 to $84.8 million in 2001. As previously discussed, reported revenue in 2001 was affected by a modification of the Company's revenue recognition policy related to noncancellable annual software leases.

     Software license revenue totaled $45.3 million in 2001 as compared to $43.5 million in 2000, an increase of 4.1%. This increase was primarily the result of increased license sales of ICEM CFD products, which were partially offset by the adverse impact of the revenue recognition policy modification.


      Maintenance and service revenue increased 27.7% from $30.9 million in 2000 to $39.5 million in 2001. This increase primarily resulted from maintenance contracts sold in association with the paid-up license sales of ANSYS and DesignSpace products in both 2001 and 2000, as well as higher engineering consulting and maintenance revenue from ICEM CFD.

     Of the Company's total revenue in 2001, approximately 54.4% and 45.6% were attributable to international and domestic sales, respectively, as compared to 53.9% and 46.1% in 2000.

                                                   ANSYS Inc. 2002 Annual Report

COSTS OF SALES AND GROSS PROFIT: The Company's total cost of sales increased 30.7% to $11.4 million, or 13.4% of total revenue, in 2001 from $8.7 million, or 11.7% of total revenue, in 2000. The increase was principally attributable to costs associated with engineering consulting services provided by ICEM CFD.

     As a result of the changes in revenue and cost of sales, the Company's gross profit increased 11.7% to $73.5 million in 2001 from $65.8 million in 2000.

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

AMORTIZATION: Amortization expense increased to $5.3 million in 2001 from $2.2 million in 2000. The increase resulted from a full year of amortization of goodwill and intangible assets, associated with the acquisition of ICEM CFD, as compared with four months of amortization in 2000.

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

OTHER INCOME: Other income decreased to $1.4 million in 2001 as compared to $3.6 million in 2000. The decrease was primarily attributable to a declining interest rate environment as compared to the year 2000, as well as a $500,000 impairment charge related to an investment accounted for under the cost method.

INCOME TAX PROVISION: The Company's effective tax rate was 31.5% in 2001 as compared to 29.6% in 2000. The effective rate increased from the prior year as a result of non-deductible amortization expense associated with certain intangible assets related to the acquisition of ICEM CFD. These effective tax rates are less than the federal and state combined statutory rate as a result of benefits related to export sales, as well as the generation of research and experimentation credits. In 2001 and 2000, export benefits reduced the Company's effective tax rate by 6.6% and 5.0%, respectively.

NET INCOME: The Company's net income decreased 16.1% to $13.7 million, or $0.89 diluted earnings per share, in 2001 as compared to net income of $16.3 million, or $1.00 diluted earnings per share, in 2000. The weighted average common and common equivalent shares used in computing diluted earnings per share were 15.4 million in 2001 and 16.3 million in 2000.

                                                   ANSYS Inc. 2002 Annual Report

Liquidity and Capital Resources

     As of December 31, 2002, the Company had cash, cash equivalents and short-term investments totaling $61.1 million and working capital of $56.9 million, as compared to cash, cash equivalents and short-term investments of $53.4 million and working capital of $40.0 million at December 31, 2001. The short-term investments are generally investment grade and liquid, which allows the Company to minimize interest rate risk and to facilitate liquidity in the event an immediate cash need arises.

     The Company's operating activities provided cash of $22.1 million in 2002, $23.6 million in 2001 and $22.9 million in 2000. The decrease in cash generated from operations in 2002 compared to 2001 was primarily the result of the payment in 2002 of approximately $2.0 million associated with the settlement of a dispute with a former distributor. This amount was fully accrued in 2001. The increase in 2001 compared to 2000 was mainly the result of improved accounts receivable collections. Net cash generated by operating activities provided sufficient resources to fund increased headcount and capital needs, as well as to sustain share repurchase activity under the Company's ongoing stock repurchase program.

     Cash provided by investing activities was $2.9 million in 2002 and $9.0 million in 2001. In 2000, investing activities used cash of $7.4 million. In each of 2002 and 2001, net maturities of short-term investments were partially offset by business acquisition payments and capital expenditures. The Company's use of cash in 2000 primarily related to the acquisition of ICEM CFD and capital expenditures, including hardware and software costs associated with the Company's investment in a comprehensive customer relationship management system.

     Financing activities used cash of $7.5 million in 2002, $10.4 million in 2001 and $19.6 million in 2000. In each of the three years, cash out-lays related to the purchase of treasury stock were partially offset by proceeds from the issuance of common stock under the employee stock purchase and option plans.

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

     The Company does not have any special purpose entities or off-balance sheet financing arrangements.

     The Company's significant contractual obligations as of December 31, 2002 primarily include lease commitments for its corporate office facility, as well as various noncancellable operating leases for equipment and sales offices. The corporate office facility lease agreement includes a commitment through 2006, with an option for five additional years. The committed lease payments through 2006 are $1,354,000 per annum. Future minimum lease payments under noncancellable operating leases for equipment and sales offices in effect at December 31, 2002 are $809,000 in 2003, $515,000 in 2004, $354,000 in 2005,
$106,000 in 2006 and $22,000 in 2007.

     In addition to the contractual obligations related to facility and equipment leases, the Company had an outstanding irrevocable standby letter of credit for $1,524,000 at December 31, 2002. This letter of credit was issued as a guarantee for damages that could be awarded related to a legal matter in which the Company was involved. The fair value of the letter of credit approximates the contract value based on the nature of the fee arrangements with the issuing bank. No material losses on this commitment have been incurred, nor are any anticipated.

     On February 4, 2003, the Company signed a definitive agreement to acquire CFX, a leading supplier of computational fluid dynamics software and services, for a purchase price of approximately $21 million in cash. Upon closing of the transaction, the purchase price will be paid from the Company's existing cash and short-term investment balances.

Critical Accounting Policies

     ANSYS believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements. ANSYS recognizes revenue in accordance with SOP 97-2, "Software Revenue Recognition," and related interpretations. Revenue from perpetual licenses is recognized upon delivery of the licensed product and the utility which enables the customer to request authorization keys, provided that acceptance has occurred and a signed contractual obligation has been received, the price is fixed and determinable, and collectibility of the receivable is probable. Revenue for software lease licenses is recorded ratably over the period of the lease contract. Revenue is recorded net of the distributor fee for sales through the ANSYS distribution network. The Company estimates the value of post-contract customer support sold together with perpetual licenses by reference to published price lists which generally represent the prices at which customers could purchase renewal contracts for such services. Revenue from maintenance contracts is recognized ratably over the term of the contract. Revenue from training, support and other services is recognized as the services are performed.

                                                   ANSYS Inc. 2002 Annual Report

     ANSYS maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Management specifically analyzes accounts receivable, historical bad debts, credit concentrations and customer payment terms when evaluating the adequacy of the allowance for doubtful accounts.

     ANSYS capitalizes internal labor costs associated with the development of product enhancements subsequent to the determination of technological feasibility. Amortization of capitalized software costs, both for internally developed as well as for purchased software products, is computed on a product-by-product basis over the estimated economic life of the product, which is generally three years. The Company periodically reviews the carrying value of capitalized software and an impairment will be recognized in the results of operations if the expected future undiscounted operating cash flow derived from the capitalized software is less than its carrying value.

     The Company tests goodwill for impairment at least annually by comparing the fair value of the goodwill to its carrying value. Fair value is estimated using the discounted cash flow and other valuation methodologies that are based on projections of the amounts and timing of future revenues and cash flows.

Recently Issued and Adopted Accounting Pronouncements

     Effective January 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets," for existing goodwill and other intangible assets. This standard eliminates the amortization of goodwill and intangible assets with indefinite useful lives and requires at least an annual test for impairment. This standard also requires the assignment of assets acquired and liabilities assumed, including goodwill, to reporting units for purposes of the annual impairment test. As of December 31, 2002 and 2001, ANSYS had goodwill of $18.6 and $16.4 million, respectively. The Company completed the required transitional goodwill impairment test during 2002 and determined that goodwill had not been impaired as of the transitional test date, January 1, 2002.

     In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002, with early adoption encouraged. The adoption of this Statement will not have an impact on the Company's financial position, results of operations or cash flows.

     In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." Interpretation No. 45 requires the recognition of liabilities for guarantees that are issued or modified subsequent to December 31, 2002. The Company is currently evaluating the provisions of this Interpretation on its financial position, results of operations and cash flows.

     In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities." Interpretation No. 46 requires unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse the risks and rewards of ownership among their owners and other parties involved. The provisions of Interpretation No. 46 are effective immediately to all variable interest entities created after January 1, 2003 and variable interest entities in which an enterprise obtains an interest after that date. For variable interest entities created before this date, the provisions are effective July 31, 2003. The Company is currently evaluating the provisions of this Interpretation on its financial position, results of operations and cash flows.

     On February 7, 2003, the American Institute of Certified Public Accountants issued Technical Practice Aid ("TPA") 5100.75, "Fair Value of PCS Renewals Based on Users Deployed and Software Revenue Recognition" and TPA 5100.76, "Fair Value in Multiple-Element Arrangements that Include Contingent Usage-Based Fees and Software Revenue Recognition." The Company is currently evaluating the effects of these accounting pronouncements on its financial position, results of operations and cash flows.

     In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure." The Company has adopted the disclosure provisions of this Statement. These disclosures have been included in the notes to the consolidated financial statements.

                                                   ANSYS Inc. 2002 Annual Report

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

POTENTIAL FLUCTUATIONS IN OPERATING RESULTS: The Company may experience significant fluctuations in future quarterly operating results. Fluctuations may be caused by many factors, including the timing of new product releases or product enhancements by the Company or its competitors; the size and timing of individual orders, including a fluctuation in the demand for and the ability to complete large contracts; software errors or other product quality problems; competition and pricing changes; customer order deferrals in anticipation of new products or product enhancements; reduction in demand for the Company's products; changes in operating expenses; changes in the mix of software license and maintenance and service revenue; personnel changes; and general economic conditions. A substantial portion of the Company's operating expenses is related to personnel, facilities and marketing programs. The level of personnel and related expenses cannot be adjusted quickly and is based, in significant part, on the Company's expectation for future revenue. The Company does not typically experience significant order backlog. Further, the Company has often recognized a substantial portion of its revenue in the last month of a quarter, with this revenue frequently concentrated in the last weeks or days of a quarter. During certain quarterly periods, the Company has been dependent upon receiving large orders of perpetual licenses involving the payment of a single up-front fee and, more recently, has shifted the business emphasis of its products to provide a collaborative solution to the Company's customers. This emphasis has increased the Company's average order size and increased the related sales cycle time for the larger orders. This shift, therefore, may have the effect of increasing the volatility of the Company's revenue and profit from period to period. As a result, product revenue in any quarter is substantially dependent on sales completed in the latter part of that quarter, and revenue for any future quarter is not predictable with any significant degree of accuracy.

STOCK MARKET AND STOCK PRICE VOLATILITY: Market prices for securities of software companies have generally been volatile. In particular, the market price of the Company's common stock has been, and may continue to be, subject to significant fluctuations as a result of factors affecting the Company, the software industry or the securities markets in general. Such factors include, but are not limited to, declines in trading price that may be triggered by the Company's failure to meet the expectations of securities analysts and investors. The Company cannot provide assurance that in such circumstances the trading price of the Company's common stock will recover or that it will not experience a further decline. Moreover, the trading price could be subject to additional fluctuations in response to quarter-to-quarter variations in the Company's operating results, material announcements made by the Company or its competitors, conditions in the software industry generally or other events and factors, many of which are beyond the Company's control.

RAPIDLY CHANGING TECHNOLOGY; NEW PRODUCTS; RISK OF PRODUCT DEFECTS: The markets for the Company's products are generally characterized by rapidly changing technology and frequent new product introductions that can render existing products obsolete or unmarketable. A major factor in the Company's future success will be its ability to anticipate technological changes and to develop and introduce, in a timely manner, enhancements to its existing products and new products to meet those changes. If the Company is unable to introduce new products and to respond quickly to industry changes, its business, financial condition, results of operations and cash flows could be materially adversely affected. The introduction and marketing of new or enhanced products require the Company to manage the transition from existing products in order to minimize disruption in customer purchasing patterns.

     There can be no assurance that the Company will be successful in developing and marketing, on a timely basis, new products or product enhancements, that its new products will adequately address the changing needs of the marketplace or that it will successfully manage the transition from existing products. Software products as complex as those offered by the Company may contain undetected errors or failures when first introduced or as new versions are released, and the likelihood of errors is increased as a result of the Company's commitment to accelerating the frequency of its product releases. There can be no assurance that errors will not be found in new or enhanced products after commencement of commercial shipments. Any of these problems may result in the loss of or delay in market acceptance, diversion of development resources, damage to the Company's reputation or increased service and warranty costs, any of which could have a material adverse effect on the Company's business, financial condition, results of operations and cash flows.

                                                   ANSYS Inc. 2002 Annual Report

DEPENDENCE ON DISTRIBUTORS: The Company continues to distribute a majority of its products through its global network of 30 independent, regional ASDs. The ASDs sell the Company's software products to new and existing customers, expand installations within their existing customer base, offer consulting services and provide the first line of technical support. The ASDs have more immediate contact with most customers in their territories who use ANSYS software than does the Company. Consequently, the Company is highly dependent on the efforts of the ASDs. Difficulties in ongoing relationships with ASDs, such as delays in collecting accounts receivable, failure to meet performance criteria or to promote the Company's products as aggressively as the Company expects and differences in the handling of customer relationships could adversely affect the Company's performance. Additionally, the loss of any major ASD for any reason, including an ASD's decision to sell competing products rather than the Company's products, could have a material adverse effect on the Company. Moreover, the Company's future success will depend substantially on the ability and willingness of its ASDs to continue to dedicate the resources necessary to promote the Company's products and to support a larger installed base of the Company's products. If the ASDs are unable or unwilling to do so, the Company may be unable to sustain revenue growth.

COMPETITION: The CAD, CAE and computer-aided manufacturing ("CAM") markets are intensely competitive. In the traditional CAE market, the Company's primary competitors include MSC.Software Corporation and ABAQUS, Inc. (formerly Hibbitt, Karlsson and Sorensen, Inc.) The Company also faces competition from smaller vendors of specialized analysis applications in fields such as computational fluid dynamics. In addition, certain integrated CAD suppliers such as Parametric Technology Corporation, Electronic Data Systems Corporation and Dassault Systemes provide varying levels of design analysis, optimization and verification capabilities as part of their product offerings. The entrance of new competitors would likely intensify competition in all or a portion of the overall CAD, CAE and CAM markets. Some of the Company's current and possible future competitors have greater financial, technical, marketing and other resources than the Company, and some have well established relationships with current and potential customers of the Company. It is also possible that alliances among competitors may emerge and rapidly acquire significant market share or that competition will increase as a result of software industry consolidation. Increased competition may result in price reductions, reduced profitability and loss of market share, any of which would materially adversely affect the Company's business, financial condition, results of operations and cash flows.

DEPENDENCE ON SENIOR MANAGEMENT AND KEY TECHNICAL PERSONNEL: The Company is highly dependent upon the ability and experience of its senior executives and its key technical and other management employees. Although the Company has employment agreements with two executives, the loss of these employees, or any of the Company's other key employees, could adversely affect the Company's ability to conduct its operations.

RISKS ASSOCIATED WITH INTERNATIONAL ACTIVITIES: A significant portion of the Company's business comes from outside the United States of America. Risks inherent in the Company's international business activities include imposition of government controls, export license requirements, restrictions on the export of critical technology, political and economic instability, trade restrictions, changes in tariffs and taxes, difficulties in staffing and managing international operations, longer accounts receivable payment cycles and the burdens of complying with a wide variety of foreign laws and regulations. Effective patent, copyright and trade secret protection may not be available in every foreign country in which the Company sells its products. The Company's business, financial condition, results of operations and cash flows could be materially adversely affected by any of these risks.

     Additionally, countries in certain international regions have continued to experience weaknesses in their currency, banking and equity markets. These weaknesses could adversely affect consumer demand for the Company's products and ultimately the Company's financial condition, results of operations and cash flows.

     In November 2000, the United States enacted the FSC Repeal and Extraterritorial Income Exclusion Act (the "Act") in response to a challenge from the World Trade Organization ("WTO") that the existing tax benefits provided by foreign sales corporations were prohibited tax subsidies. The Act generally repeals the foreign sales corporation and implements an extraterritorial income ("ETI") tax benefit. Recently, the European Union stated that it did not believe the ETI provisions bring U.S. tax law into WTO compliance and asked the WTO to rule on the matter. On August 30, 2002, the WTO ruled that the European Union may impose up to $4 billion per year in retaliatory duties against U.S. exports. As a result, there may be further related changes to U.S. export tax law in connection with this ruling. In 2002, export benefits reduced the Company's effective tax rate by 4.3%. Any such prospective changes regarding tax benefits associated with the Company's export sales, or other tax-planning vehicles, may adversely impact the Company's effective tax rate and decrease its net income in future periods.

                                                   ANSYS Inc. 2002 Annual Report

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

INCREASED RELIANCE ON PERPETUAL LICENSES: Although the Company has historically maintained stable recurring revenue from the sale of monthly lease licenses and noncancellable annual leases for its software products, it has relied increasingly on sales of perpetual licenses that involve payment of a single up-front fee and that are more typical in the computer software industry. While revenue generated from monthly lease licenses and noncancellable annual leases currently represents a portion of the Company's software license revenue, to the extent that perpetual license revenue continues to represent a significant percentage of total software license revenue, the Company's revenue in any period will depend increasingly on sales completed during that period.

RISKS ASSOCIATED WITH ACQUISITIONS: The Company has consummated and may continue to consummate certain strategic acquisitions in order to provide increased capabilities to its existing products, enter new product and service markets or enhance its distribution channels. The ability of the Company to integrate the acquired businesses, including delivering sales and support, ensuring continued customer commitment, obtaining further commitments and challenges associated with expanding sales in particular markets and retaining key personnel, will impact the success of these acquisitions. If the Company is unable to properly and timely integrate the acquired businesses, there could be a material adverse effect on the Company's business, financial condition, results of operations and cash flows.

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

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK: The Company is exposed to certain market risks, primarily foreign currency exchange rates, which arise from transactions entered into in the normal course of business. The Company seeks to minimize these risks through its normal operating and financing activities. The Company does not use derivative financial instruments to hedge these risks.

                                                   ANSYS Inc. 2002 Annual Report

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of ANSYS Inc.

     We have audited the accompanying consolidated balance sheet of ANSYS Inc. and subsidiaries (the "Company") as of December 31, 2002, and the related consolidated statements of income, cash flows and stockholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company as of December 31, 2001 and for the two years in the period ended December 31, 2001 were audited by other auditors whose report, dated January 30, 2002, expressed an unqualified opinion on those statements.

     We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

     As discussed in Note 6 to the financial statements, in 2002 the Company changed its method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."


Deloitte & Touche LLP
Pittsburgh, Pennsylvania
January 29, 2003 (February 4, 2003 as to the last paragraph of Note 3)

                                                   ANSYS Inc. 2002 Annual Report

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of ANSYS Inc.

     In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, stockholders' equity and cash flows present fairly, in all material respects, the financial position of ANSYS Inc. and its subsidiaries at December 31, 2001, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


PricewaterhouseCoopers LLP
Pittsburgh, Pennsylvania
January 30, 2002

                                                   ANSYS Inc. 2002 Annual Report

CONSOLIDATED BALANCE SHEETS

                                                                  December, 31,   December 31,
(in thousands, except share data)                                     2002            2001
---------------------------------                                 -------------   ------------
ASSETS
Current assets:
   Cash and cash equivalents                                        $ 46,198        $ 28,545
   Short-term investments                                             14,934          24,903
   Accounts receivable, less allowance for doubtful
      accounts of $1,560 and $1,610, respectively                     15,875          15,352
   Other receivables and current assets                               13,737          12,803
   Deferred income taxes                                               1,747           1,799
      Total current assets                                            92,491          83,402
Long-term investment                                                     486             500
Property and equipment, net                                            4,302           4,915
Capitalized software costs, net                                          971             817
Goodwill,                                                             18,615          16,412
Other intangibles, net                                                 5,098           6,499
Deferred income taxes                                                  5,038           5,217
      Total assets                                                  $127,001        $117,762
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                                 $    627        $    624
   Accrued bonuses                                                     2,941           4,578
   Other accrued expenses and liabilities                              5,645          13,047
   Deferred revenue                                                   26,395          25,120
      Total current liabilities                                       35,608          43,369
Commitments and Contingencies                                             --              --
Stockholders' equity:
   Preferred stock, $.01 par value; 2,000,000 shares authorized           --              --
   Common stock, $.01 par value; 50,000,000 shares
      authorized; 16,584,758 shares issued                               166             166
   Additional paid-in capital                                         41,416          37,822
   Retained earnings                                                  79,388          60,429
   Treasury stock, at cost: 2,014,999 and 2,071,123 shares,
      respectively                                                   (30,337)        (23,953)
   Accumulated other comprehensive income (loss)                         760             (71)
      Total stockholders' equity                                      91,393          74,393
      Total liabilities and stockholders' equity                    $127,001        $117,762

The accompanying notes are an integral part of the consolidated financial statements.

                                                   ANSYS Inc. 2002 Annual Report

CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data)                 2002      2001      2000
-------------------------------------                -------   -------   -------
Revenue:
   Software licenses                                 $48,177   $45,318   $43,528
   Maintenance and service                            42,834    39,518    30,939
      Total revenue                                   91,011    84,836    74,467
Cost of sales:
   Software licenses                                   3,897     4,726     4,278
   Maintenance and service                             7,863     6,627     4,407
      Total cost of sales                             11,760    11,353     8,685
Gross profit                                          79,251    73,483    65,782
Operating expenses:
   Selling and marketing                              20,089    19,726    17,950
   Research and development                           19,605    16,893    14,502
   Amortization                                        2,289     5,271     2,234
   General and administrative                         10,194    13,045    11,517
      Total operating expenses                        52,177    54,935    46,203
Operating income                                      27,074    18,548    19,579
Other income                                             311     1,434     3,579
Income before income tax provision                    27,385    19,982    23,158
Income tax provision                                   8,426     6,290     6,848
Net income                                           $18,959   $13,692   $16,310

Earnings per share - basic:
   Basic earnings per share                          $  1.30   $   .94   $  1.03
   Weighted average shares - basic                    14,598    14,554    15,804
Earnings per share - diluted:
   Diluted earnings per share                        $  1.22   $   .89   $  1.00
   Weighted average shares - diluted                  15,594    15,438    16,269

The accompanying notes are an integral part of the consolidated financial statements.

                                                   ANSYS Inc. 2002 Annual Report

CONSOLIDATED STATEMENTS OF CASH FLOW

(in thousands)                                                              2002       2001        2000
--------------                                                            --------   ---------   ---------
Cash flows from operating activities:
   Net income                                                             $ 18,959   $  13,692   $  16,310
   Adjustments to reconcile net income to net cash provided by operating activities:
      Depreciation and amortization                                          4,525       7,631       4,333
      Deferred income tax provision (benefit)                                  231        (800)        (69)
      Provision for bad debts                                                  506         368         739
      Impairment of investment                                                 500         500          --
      Equity in loss of investment                                             114          --          --
   Changes in operating assets and liabilities:
      Accounts receivable                                                   (1,029)     (1,602)     (2,574)
      Other receivables and current assets                                    (934)     (3,483)     (1,417)
      Accounts payable, accrued expenses and liabilities                    (2,031)      2,009       2,279
      Deferred revenue                                                       1,275       5,323       3,249
         Net cash provided by operating activities                          22,116      23,638      22,850
Cash flows from investing activities:
   Business and territory acquisition payments, net of cash acquired        (4,277)     (4,314)     (7,881)
   Acquisition-related loan                                                     --          --      (1,366)
   Capital expenditures                                                     (1,612)     (2,070)     (3,173)
   Capitalization of internally developed software costs                      (624)       (457)       (213)
   Purchases of short-term investments                                     (98,536)   (144,194)   (121,058)
   Maturities of short-term investments                                    108,505     160,518     126,561
   Repayment of stockholder loan                                                --          --         250
   Purchase of long-term investments                                          (600)       (500)       (500)
      Net cash provided by (used in) investing activities                    2,856       8,983      (7,380)
Cash flows from financing activities:
   Proceeds from issuance of common stock under Employee Stock Purchase
      Plan                                                                     333         205         163
   Proceeds from exercise of stock options                                   4,131       5,090       1,814
   Purchase of treasury stock                                              (11,919)    (15,715)    (21,588)
      Net cash used in financing activities                                 (7,455)    (10,420)    (19,611)
   Effect of exchange rate fluctuations                                        136          31          53
Net increase (decrease) in cash and cash equivalents                        17,653      22,232      (4,088)
Cash and cash equivalents, beginning of year                                28,545       6,313      10,401
Cash and cash equivalents, end of year                                    $ 46,198   $  28,545   $   6,313

Supplemental disclosures of cash flow information:
   Cash paid during the year for income taxes                             $  4,632   $   5,235   $   4,615

The accompanying notes are an integral part of the consolidated financial statements.

                                                   ANSYS Inc. 2002 Annual Report

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                     Common Stock                           Treasury Stock
                                   ---------------                        -----------------
                                                     Additional Paid-in
(in thousands)                     Shares   Amount        Capital         Shares    Amount
                                   ------   ------   ------------------   ------   --------
Balance, January 1, 2000           16,585    $166          $37,543          339    $ (2,375)
Treasury stock acquired                --      --               --        2,010     (21,588)
Acquisition of ICEM CFD
   Engineering                         --      --             (106)        (619)      6,644
Exercise of stock options,
   net of tax benefit of $313          --      --              124         (259)      2,056
Issuance of common stock
   under Employee Stock Purchase
   Plan                                --      --               27          (19)        136
Repayment of note receivable
   from stockholder                    --      --               --           --          --
Net income for the year                --      --               --           --          --
Other comprehensive income
   (loss)                              --      --               --           --          --
Balance, December 31, 2000         16,585     166           37,588        1,452     (15,127)
Treasury stock acquired                --      --               --        1,241     (15,715)
Acquisition of ICEM CFD
   Engineering                         --      --               29          (15)        161
Exercise of stock options,
   net of tax benefit of $1,637        --      --              256         (584)      6,472
Issuance of common stock
   under Employee Stock Purchase
   Plan                                --      --              (51)         (23)        256
Net income for the year                --      --               --           --          --
Other comprehensive income
   (loss)                              --      --               --           --          --
Balance, December 31, 2001         16,585     166           37,822        2,071     (23,953)
Treasury stock acquired                --      --               --          505     (11,919)
Acquisition of ICEM CFD
   Engineering                         --      --            1,380          (99)        950
Exercise of stock options,
   net of tax benefit of $2,134        --      --            2,075         (443)      4,391
Issuance of common stock
   under Employee Stock Purchase
   Plan                                --      --              139          (19)        194
Net income for the year                --      --               --           --          --
Other comprehensive income             --      --               --           --          --
Balance, December 31, 2002         16,585    $166          $41,416        2,015    $(30,337)



                                                   ANSYS Inc. 2002 Annual Report

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                               Accumulated
                                                  Other            Notes            Total           Total
                                   Retained   Comprehensive   Receivable from   Stockholders'   Comprehensive
(in thousands)                     Earnings       income       Stockholders         Equity          Income
--------------                     --------   -------------   ---------------   -------------   -------------
Balance, January 1, 2000            $30,427      $ 120             $(250)         $ 65,631
Treasury stock acquired                  --         --                --           (21,588)
Acquisition of ICEM CFD
   Engineering                           --         --                --             6,538
Exercise of stock options,
   net of tax benefit of $313            --         --                --             2,180
Issuance of common stock
   under Employee Stock Purchase
   Plan                                  --         --                --               163
Repayment of note receivable
   from stockholder                      --         --               250               250
Net income for the year              16,310         --                --            16,310          16,310
Other comprehensive income
   (loss)                                --       (120)               --              (120)           (120)
Balance, December 31, 2000           46,737         --                --            69,364          16,190
Treasury stock acquired                  --         --                --           (15,715)
Acquisition of ICEM CFD
   Engineering                           --         --                --               190
Exercise of stock options,
   net of tax benefit of $1,637          --         --                --             6,728
Issuance of common stock
   under Employee Stock Purchase
   Plan                                  --         --                --               205
Net income for the year              13,692         --                --            13,692          13,692
Other comprehensive income
   (loss)                                --        (71)               --               (71)            (71)
Balance, December 31, 2001           60,429        (71)               --            74,393          13,621
Treasury stock acquired                  --         --                --           (11,919)             --
Acquisition of ICEM CFD
   Engineering                           --         --                --             2,330              --
Exercise of stock options,
   net of tax benefit of $2,134          --         --                --             6,466              --
Issuance of common stock
   under Employee Stock Purchase
   Plan                                  --         --                --               333              --
Net income for the year              18,959         --                --            18,959          18,959
Other comprehensive income               --        831                --               831             831
Balance, December 31, 2002          $79,388      $ 760             $  --          $ 91,393         $19,790

   The accompanying notes are an integral part of the consolidated financial statements.

                                                   ANSYS Inc. 2002 Annual Report
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization

     ANSYS Inc. (the "Company" or "ANSYS") develops and globally markets engineering simulation software and technologies widely used by engineers and designers across a broad spectrum of industries, including aerospace, automotive, manufacturing, electronics and biomedical. The Company operates as one segment, as defined by Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information."

2. Summary of Significant Accounting Policies

PRINCIPLES OF CONSOLIDATION: The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

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

REVENUE RECOGNITION: Revenue is derived principally from the licensing of computer software products and from related maintenance contracts. ANSYS recognizes revenue in accordance with SOP 97-2, "Software Revenue Recognition," and related interpretations. Revenue from perpetual licenses is recognized upon delivery of the licensed product and the utility which enables the customer to request authorization keys, provided that acceptance has occurred and a signed contractual obligation has been received, the price is fixed and determinable, and collectibility of the receivable is probable. Revenue is recorded net of the distributor fee for sales through the ANSYS distribution network. The Company estimates the value of post-contract customer support sold together with perpetual licenses by reference to published price lists which generally represent the prices at which customers could purchase renewal contracts for such services. Revenue from monthly leases is recognized monthly as earned. Revenue from maintenance contracts is recognized ratably over the term of the contract. Costs related to maintenance obligations are expensed as incurred. Revenue from training, support and other services is recognized as the services are performed.

     The Company recognizes revenue for annual software leases in accordance with Technical Practice Aid ("TPA") 5100.53, "Fair Value of PCS in a Short-Term Time-Based License and Software Revenue Recognition," issued by the American Institute of Certified Public Accountants, which requires all revenue from annual software lease licenses to be recognized ratably over the lease period. Prior to the revenue recognition modification to comply with the TPA, the Company recognized a portion of the license fee from annual leases upon inception or renewal of the lease, while the remaining portion, representing maintenance, was recognized ratably over the lease period.

CASH EQUIVALENTS: For purposes of the consolidated statements of cash flows, the Company considers highly liquid deposits in money market funds to be cash equivalents. Cash equivalents are recorded at cost, which approximates fair value.

SHORT-TERM INVESTMENTS: The Company considers investments backed by government agencies or U.S. financial institutions and which have a maturity or renewal option between 30 days and up to one year from the date of purchase to be short-term investments. Short-term investments are recorded at fair value, which approximates amortized cost. The Company uses the specific identification method to determine the realized gain or loss upon the sale of such securities. As of the balance sheet date, there were no significant unrealized gains or losses on the investments, all of which had maturities of less than one year.

PROPERTY AND EQUIPMENT: Property and equipment is stated at cost. Depreciation is computed on the straight-line method over the estimated useful lives of the various classes of assets, which range from one to seven years. Repairs and maintenance are charged to expense as incurred. Gains or losses from the sale or retirement of property and equipment are included in the results of operations.

                                                   ANSYS Inc. 2002 Annual Report

RESEARCH AND DEVELOPMENT COSTS: Research and development costs, other than certain software development costs discussed below, are expensed as incurred.

CAPITALIZED SOFTWARE: Internally developed computer software costs and costs of product enhancements are capitalized subsequent to the determination of technological feasibility; such capitalization continues until the product becomes available for general release. Amortization of capitalized software costs, both for internally developed as well as for purchased software products, is computed on a product-by-product basis over the estimated economic life of the product, which is generally three years. Amortization is the greater of the amount computed using: (i) the ratio of the current year's gross revenue to the total current and anticipated future gross revenue for that product or (ii) the straight-line method over the estimated life of the product. Amortization expense related to capitalized software was $383,000, $368,000 and $333,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

     The Company periodically reviews the carrying value of capitalized software and impairments are recognized in the results of operations when the expected future undiscounted operating cash flow derived from the capitalized software is less than its carrying value. No charges for impairment have been required to date.

GOODWILL AND OTHER INTANGIBLE ASSETS: Goodwill represents the excess of the purchase price over the fair value of net assets acquired. Intangible assets consist of the ANSYS trademark, non-compete agreements, customer lists and acquired software and technology.

     Effective January 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets," for existing goodwill and other intangible assets. This standard eliminates the amortization of goodwill and intangible assets with indefinite useful lives and requires annual testing for impairment. This standard also requires the assignment of assets acquired and liabilities assumed, including goodwill, to reporting units for purposes of the annual impairment test.

     The Company evaluates at least annually the realizability of the carrying value of goodwill by comparing the carrying value to its estimated fair value. The Company completed the required transitional goodwill impairment test during 2002 and determined that goodwill had not been impaired as of the transitional test date, January 1, 2002.

     The Company periodically reviews the carrying value of other intangible assets and will recognize impairments when the expected future discounted operating cash flow derived from such intangible assets is less than their carrying value.

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

     During 2002, sales by distributors comprised approximately 51% of the Company's total revenue, with two distributors accounting for approximately 11% and 7% of total revenue. During 2001, sales by distributors comprised approximately 57% of the Company's total revenue, with two distributors accounting for approximately 13% and 9% of total revenue. During 2000, sales by distributors comprised approximately 62% of the Company's total revenue, with two distributors accounting for approximately 11% and 10% of total revenue.

INCOME TAXES: Deferred tax assets and liabilities are determined based on temporary differences between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

                                                   ANSYS Inc. 2002 Annual Report

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

     The financial statements of the Company's foreign subsidiaries are translated from the functional currency, generally the local currency, to U.S. Dollars. Assets and liabilities are translated at the exchange rates on the balance sheet date. Results of operations are translated at average exchange rates. The resulting exchange difference is recorded as a component of accumulated other comprehensive income in the accompanying consolidated statements of stockholders' equity.

STOCK-BASED COMPENSATION: The Company applies Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock options and employee stock purchase plans. APB No. 25 requires the use of the intrinsic value method, which measures compensation cost as the excess, if any, of the quoted market price of the stock at the measurement date over the amount the employee must pay to acquire the stock. The Company makes disclosures of pro forma net earnings per share as if the fair-value-based method of accounting had been applied as required by SFAS No. 123, "Accounting for Stock-Based Compensation" and as amended by
SFAS No. 148, "Accounting for Stock-Based Compensation -- Transition and Disclosure." The Company has applied the transitional disclosure required by SFAS No. 148. See Note 10.

EARNINGS PER SHARE: Basic earnings per share is computed using the weighted average number of common shares outstanding during each period. Diluted earnings per share is computed using the weighted average number of common and common equivalent shares outstanding during each period. Common equivalent shares are not included in the per share calculations where their inclusion would be anti-dilutive.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS: In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002, with early adoption encouraged. The adoption of this Statement will not have an impact on the Company's financial position, results of operations or cash flows.

     In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." Interpretation No. 45 requires the recognition of liabilities for guarantees that are issued or modified subsequent to December 31, 2002. The Company is currently evaluating the provisions of this Interpretation on its financial position, results of operations and cash flows.

     In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities." Interpretation No. 46 requires unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse the risk and rewards of ownership among their owners and other parties involved. The provisions of Interpretation No. 46 are effective immediately to all variable interest entities created after January 1, 2003 and variable interest entities in which an enterprise obtains an interest after that date. For variable interest entities created before this date, the provisions are effective July 31, 2003. The Company is currently evaluating the provisions of this Interpretation on its financial position, results of operations and cash flows.

     On February 7, 2003, the American Institute of Certified Public Accountants issued Technical Practice Aid ("TPA") 5100.75, "Fair Value of PCS Renewals Based on Users Deployed and Software Revenue Recognition" and TPA 5100.76, "Fair Value in Multiple-Element Arrangements that Include Contingent Usage-Based Fees and Software Revenue Recognition." The Company is currently evaluating the effects of these accounting pronouncements on its financial position, results of operations and cash flows.

     In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation -- Transition and Disclosure." The Company has adopted the disclosure provisions of this Statement. These disclosures have been included in the notes to the consolidated financial statements. See Note 10.

RECLASSIFICATIONS: Certain reclassifications have been made to the 2001 and 2000 financial statements to conform to the 2002 presentation.

                                                   ANSYS Inc. 2002 Annual Report
3. Acquisitions

     In November 2001, ANSYS acquired CADOE, S.A. ("CADOE"), a company based in Lyon, France. The acquisition of CADOE's stock included an up-front payment of approximately $3.9 million in cash, $900,000 of which was placed in escrow. The escrowed funds will be released upon the completion of certain product development milestones and the resolution of any outstanding indemnification claims. The total up-front purchase price was allocated to the assets and liabilities of CADOE based upon their estimated fair market values. The allocation of the purchase price was based on an independent valuation and included an allocation of $2,480,000 to identifiable intangibles (including $1,990,000 to the core technology and $490,000 to non-compete agreements) and $1,289,000 to goodwill, which is not tax-deductible. The identified intangibles are being amortized over four to ten years. In accordance with the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Intangible Assets" (see Note 6), the goodwill is not being amortized. The acquisition agreement provides for additional future cash payments if the acquired business achieves certain performance criteria in 2002, 2003 and 2004. If the performance criteria are achieved, the future cash payments could equal or exceed the up-front purchase price. The amount paid in 2003 related to 2002 performance is approximately $570,000 and has resulted in an increase in goodwill as of December 31, 2002 associated with this acquisition.

     In August 2000, ANSYS acquired Pacific Marketing and Consulting, Inc., a California corporation (hereafter "ICEM CFD"). The total up-front purchase price was allocated to the assets and liabilities of ICEM CFD based upon their estimated fair market values. The allocation of the purchase price was based on an independent valuation and included an allocation of $5,542,000 to identifiable intangibles (including $2,345,000 to existing software, $1,790,000 to non-compete agreements and $1,407,000 to customer list) and $12,201,000 to goodwill, which is not tax-deductible. The identified intangibles are being amortized over three to five years. The acquisition agreement also provided for additional future payments if the acquired business achieved certain performance criteria. Such payments in 2002 included $2,591,000 in cash and 98,847 shares of ANSYS Inc. common stock, and in 2001 included $183,000 in cash and 15,465 shares of ANSYS Inc. common stock. The additional payments resulted in an increase in goodwill associated with this acquisition. There are no future payments required.

     The acquisitions of CADOE and ICEM CFD were accounted for as purchases and, accordingly, their operating results have been included in ANSYS Inc.'s consolidated financial statements since the dates of acquisition. On a pro forma basis, the results of operations as if the acquisition of CADOE had occurred on January 1, 2001 and 2000, are not materially different from the reported amounts.

     The following unaudited pro forma information presents the results of operations of the Company as if the ICEM CFD acquisition had occurred on January 1, 2000. The unaudited pro forma consolidated results are not necessarily indicative of results that would have occurred had the acquisition been in effect for the year presented.

(in thousands)                                      Year Ended December 31, 2000
--------------                                      ----------------------------
Total Revenue                                                  $80,405
Net Income                                                      13,837
Earnings Per Share:
   Basic                                                           .85
   Diluted                                                         .83

On February 4, 2003, the Company signed a definitive agreement to acquire CFX, a leading supplier of computational fluid dynamics software and services, for a purchase price of approximately $21 million in cash. The acquisition was completed in February 2003. The Company has not yet completed its identification and valuation of the intangible assets acquired. After allocation to the identifiable assets and liabilities, the remaining excess of the purchase price over the value of net assets acquired will be attributed to goodwill.

                                                   ANSYS Inc. 2002 Annual Report

4. Other Current Assets

The Company reports accounts receivable related to the portion of annual lease licenses and software maintenance that has not yet been recognized as revenue as a component of other current assets. These amounts totaled $11.5 million and $10.3 million as of December 31, 2002 and 2001, respectively.

5. Property and Equipment

Property and equipment consists of the following:

(in thousands)                                    Estimated Useful Lives   December 31, 2002   December 31, 2001
--------------                                    ----------------------   -----------------   -----------------
Equipment                                                2-5 years             $ 10,369            $  9,048
Computer software                                        1-5 years                4,296               4,275
Furniture                                                5-7 years                1,072               1,057
Leasehold improvements                                   5-7 years                  885                 873
                                                                                 16,622              15,253
Less: accumulated depreciation and amortization                                 (12,320)            (10,338)
                                                                               $  4,302            $  4,915

Depreciation and amortization expense related to property and equipment was approximately $2,262,000, $2,360,000 and $1,994,000 for the years ended December 31, 2002, 2001, and 2000, respectively.

6. Goodwill and Other Intangible Assets

     Goodwill represents the excess of the cost over the net tangible and identifiable intangible assets of acquired businesses. Identifiable intangible assets acquired in business combinations are recorded based upon fair market value at the date of acquisition.

     Effective January 1, 2002, the Company adopted the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets." This standard changes the accounting for goodwill and certain other intangible assets from the amortization method to an impairment only approach. The standard also requires a reassessment of the useful lives of identifiable intangible assets other than goodwill and at least an annual test for impairment of goodwill and intangibles with indefinite lives.

     In accordance with the requirements of SFAS No. 142, the Company tested the goodwill attributable to each of its reporting units for impairment as of January 1, 2002 and concluded that its goodwill was not impaired. Fair value was estimated using discounted cash flow methodologies and market comparable information. The Company will test goodwill for impairment annually in connection with its strategic planning process.

     In addition, the Company reassessed the useful lives of its identifiable intangible assets and determined that the lives were appropriate other than for the Company's acquired trademark, which was concluded to have an indefinite useful life. As a result, the Company ceased amortization of the cost of this trademark as of January 1, 2002. Also, in accordance with the requirements of SFAS No. 142, the Company tested the trademark for impairment by comparing the fair value of the trademark to its carrying value as of January 1, 2002.

     Prior to the adoption of the provisions of SFAS No. 142, substantially all of the Company's goodwill and acquired trademarks were amortized on a straight-line basis, over a period of five to ten years. Prior to the adoption of SFAS No. 142, the Company had separately identified and valued the assembled workforce associated with the acquisition of ICEM CFD as an intangible asset. In accordance with the guidance in SFAS No. 142, the net unamortized balance of $1,500,000 was reclassified to goodwill.

                                                   ANSYS Inc. 2002 Annual Report

     The following table sets forth the condensed consolidated pro forma results of operations for the years ended December 31, 2002, 2001 and 2000 as if SFAS No. 142 had been in effect for all periods:

                                                          Year Ended December 31,
                                                        ---------------------------
(in thousands)                                           2002      2001      2000
--------------                                          -------   -------   -------
Net income:
   Reported net income                                  $18,959   $13,692   $16,310
   Add back: Goodwill and trademark amortization, net        --     2,626       964
   Adjusted net income                                   18,959    16,318    17,274

Earnings per share - basic:
   Reported earnings per share - basic                     1.30       .94      1.03
   Add back: Goodwill and trademark amortization, net        --       .18       .06
   Adjusted earnings per share - basic                     1.30      1.12      1.09

Earnings per share - diluted:
   Reported earnings per share - diluted                   1.22       .89      1.00
   Add back: Goodwill and trademark amortization, net        --       .17       .06
   Adjusted earnings per share - basic                  $  1.22   $  1.06   $  1.06

The changes in goodwill during the years ended 2002 and 2001 are as follows:

                                                         Year Ended December 31,
                                                         -----------------------
(in thousands)                                               2002       2001
--------------                                              -------   -------
Beginning balance                                           $16,412   $12,529

ICEM CFD acquisition payment                                     --     4,660
CADOE acquisition payment                                       570     1,289
Sales territory acquisitions                                  1,527     1,191
Foreign exchange translation                                    266         4
Other                                                          (160)       90
Amortization expense                                             --    (3,351)

Ending balance                                              $18,615   $16,412

     Identifiable intangible assets with finite lives continue to be amortized on a straight-line basis over their estimated useful lives (2 to 10 years) and are reviewed for impairment whenever events or circumstances indicate that the carrying amounts may not be recoverable.
     Other intangible assets consists of the following:

(in thousands)                         Estimated Useful Lives   December 31, 2002   December 31, 2001
--------------                         ----------------------   -----------------   -----------------
Amortized intangible assets:
   Non-compete agreements                     2-5 years              $ 2,367            $ 2,280
      Less: accumulated amortization                                    (880)              (400)
   Customer list                                5 years                1,407              1,407
      Less: accumulated amortization                                    (657)              (376)
   Acquired software/core technology         3-10 years                4,675              4,335
      Less: accumulated amortization                                  (2,171)            (1,104)
                                                                     $ 4,741            $ 6,142
Unamortized intangible assets:
   Trademarks                                                            357                357
                                                                     $ 5,098            $ 6,499

     Amortization expense for amortized intangible assets was $1,743,000, $1,649,000 and $1,090,000 for the years ended December 31, 2002, 2001 and 2000, respectively, and is expected to be approximately $1,482,000, $961,000, $738,000 and $199,000 for the years ending December 31, 2003, 2004, 2005 and 2006, respectively.

7. Income Taxes

Income before income tax provision includes the following:

(in thousands)         December 31, 2002   December 31, 2001   December 31, 2000
--------------         -----------------   -----------------   -----------------
Domestic                   $26,058              $18,497            $21,763
Foreign                      1,327                1,485              1,395
   Total                   $27,385              $19,982            $23,158

The provision for income taxes is comprised of the following:

(in thousands)         December 31, 2002   December 31, 2001   December 31, 2000
--------------         -----------------   -----------------   -----------------
Current:
   Federal                  $6,912              $5,562             $5,701
   State                       582                 318                246
   Foreign                     701               1,210                942
Deferred:
   Federal                     212                (696)               (34)
   State                        19                (104)                (7)
      Total                 $8,426              $6,290             $6,848

                                                   ANSYS Inc. 2002 Annual Report

The reconciliation of the U.S. federal statutory tax rate to the consolidated effective tax rate is as follows:

                                             December 31, 2002   December 31, 2001   December 31, 2000
                                             -----------------   -----------------   -----------------
Federal statutory tax rate                         35.0%               35.0%               35.0%
State income taxes, net of federal benefit          2.1                 1.0                 0.7
Research and experimentation credit                (1.5)               (1.5)               (1.7)
Non-deductible goodwill                              --                 3.5                 1.0
Export benefits                                    (4.3)               (6.6)               (5.0)
Other                                              (0.5)                0.1                (0.4)
                                                   30.8%               31.5%               29.6%

The components of deferred tax assets and liabilities are as follows:

(in thousands)                             December 31, 2002   December 31, 2001
--------------                             -----------------   -----------------
Deferred tax assets:
   Goodwill                                     $ 2,789            $ 3,259
   Other intangible assets                          835                459
   Acquired software                              2,610              3,170
   Allowance for doubtful accounts                  420                515
   Deferred revenue                               1,523              1,213
   Other                                            748                529
                                                  8,925              9,145
Deferred tax liabilities:
   Property and equipment                          (125)               (91)
   Other                                         (2,015)            (2,038)
                                                 (2,140)            (2,129)
      Net deferred tax assets                   $ 6,785            $ 7,016

     Based upon the Company's current and historical taxable income and the anticipated level of future taxable income, management believes it is more likely than not that all of the deferred tax assets will be realized. Accordingly, no valuation allowance has been established against the deferred tax assets.

     The Company currently intends that taxable undistributed earnings of its foreign subsidiaries will be permanently reinvested outside of the United States. As such, a deferred tax liability has not been provided on the unremitted earnings of the Company's foreign subsidiaries.

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

     Total expense related to the Pension and Profit-Sharing plans was $1,889,000 in 2002, $2,121,000 in 2001 and $1,712,000 in 2000.

                                                   ANSYS Inc. 2002 Annual Report

9. Non-Compete and Employment Agreements

     In accordance with the acquisition of ICEM CFD (see Note 3), the existing stockholders of ICEM CFD agreed to non-competition clauses restricting certain competitive business activities for periods of two or five years, depending on the involvement of each stockholder in the daily operations of the business. Additionally, the existing CADOE stockholders agreed to similar non-competition clauses for a period of four years in connection with the acquisition of CADOE by ANSYS.

     The Company has entered into an employment agreement with the Chairman of its Board of Directors. In the event the Chairman is terminated without cause, his employment agreement provides for severance at the annual rate of $300,000 for the later of a period of one year after termination or when he accepts other employment. The Chairman is subject to a one-year restriction on competition following termination of employment under the circumstances described in the contract.

     The Company also has an agreement with the Chief Executive Officer. This agreement provides for, among other things, severance payments totaling $300,000, in equal semi-monthly installments, through the first anniversary of the termination date if the Chief Executive Officer is terminated without cause. The Company is currently negotiating a more comprehensive employment contract with its Chief Executive Officer.

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

     The 1994 and 1996 Stock Plans provide that: (i) the exercise price of an ISO must be no less than the fair value of the stock at the date of grant and
(ii) the exercise price of an ISO held by an optionee who possesses more than 10% of the total combined voting power of all classes of stock must be no less than 110% of the fair market value of the stock at the time of grant. The Board of Directors has the authority to set expiration dates no later than ten years from the date of grant (or five years for an optionee who meets the 10% criteria), payment terms and other provisions for each grant. Shares associated with unexercised options or reacquired shares of common stock become available for options or issuances under the 1996 Stock Plan. The Compensation Committee of the Board of Directors may, at its sole discretion, accelerate or extend the date or dates on which all or any particular award or awards granted under the 1994 and 1996 Stock Plans may vest or be exercised. In the event of a merger, liquidation or sale of substantially all of the assets of the Company, the Board of Directors has the discretion to accelerate the vesting of the options granted under the 1994 and 1996 Stock Plans, except that options granted to Independent Directors vest automatically. Under certain scenarios, other optionees may also automatically vest upon the occurrence of such an event. In addition, the 1994 and 1996 Stock Plans and the grants issued thereunder terminate upon the effectiveness of any such transaction or event, unless a provision is made in connection with such transaction for the assumption of grants theretofore made. Under the 1996 Stock Plan, at the discretion of the Compensation Committee, any option may include a "reload" feature. Such feature allows an optionee exercising an option to receive, in addition to the number of shares of common stock due on the exercise, an additional option with an exercise price equal to the fair market value of the common stock on the date such additional option is granted.

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

                                                   ANSYS Inc. 2002 Annual Report

Information regarding stock option transactions is summarized below:

                                                   Year Ended December 31,
                                 ------------------------------------------------------------
                                        2002                2001                  2000
                                 -------------------  ------------------   ------------------
                                           Weighted             Weighted             Weighted
                                           Average              Average              Average
                                           Exercise             Exercise             Exercise
(options in thousands)           Options    Price     Options    Price     Options    Price
----------------------           -------   --------   -------   --------   -------   --------
Outstanding, Beginning of Year    2,852     $11.60     2,763     $ 9.18     2,467     $ 8.30
Granted                             443     $21.16       774     $17.53       805     $10.53
Exercised                          (442)    $ 9.33      (582)    $ 8.87      (259)    $ 7.12
Cancelled                           (83)    $14.33      (103)    $ 7.56      (250)    $ 9.21
Outstanding, end of year          2,770     $13.10     2,852     $11.60     2,763     $ 9.18
Exercisable, end of year          1,304     $ 9.71     1,117     $ 8.83     1,131     $ 8.84

     Information regarding stock options outstanding as of December 31, 2002 is summarized below:

(options in thousands)                   Options Outstanding                Options Exercisable
----------------------     -------------------------------------------   --------------------------
                                     Weighted Average
                                        Remaining       Weight Average             Weighted Average
Range of Exercise Prices   Options   Contractual Life   Exercise Price   Options    Exercise Price
------------------------   -------   ----------------   --------------   -------   ----------------
$  .40 - $ 2.40               75        2.75 years          $ 1.90          75          $ 1.90
$ 6.00 - $10.00              889        5.62 years          $ 8.24         757          $ 8.27
$10.00 - $14.08              816        7.21 years          $10.98         335          $10.87
$18.70 - $26.56              990        9.09 years          $20.00         137          $19.06

     The Company has elected to account for stock-based compensation arrangements under the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock-Based Compensation." The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation expense has been recognized for options which have been issued under the 1994 and 1996 Stock Plans. Had compensation cost for the Company's two stock option and grant plans been determined based upon the fair value at the grant date for the option awards in 2002, 2001 and 2000, consistent with the provisions of SFAS No. 123, the Company's net income and basic and diluted earnings per share would have been reduced to the pro forma amounts indicated below:

(in thousands, except per share data)                 2002       2001      2000
-------------------------------------                -------   -------   -------
Net income - as reported                             $18,959   $13,692   $16,310
Net income - pro forma                                15,898    11,295    14,132
Basic earnings per share - as reported               $  1.30   $   .94   $  1.03
Basic earnings per share - pro forma                    1.09       .78       .89
Diluted earnings per share - as reported                1.22       .89      1.00
Diluted earnings per share - pro forma                  1.02       .73       .87

     The weighted-average fair value of options granted was $11.85 per share in 2002, $10.13 per share in 2001 and $6.22 per share in 2000.

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the risk-free interest rates ranging from 3.23%-4.50% for 2002, 3.80%-5.01% for 2001 and 5.22%-6.79% for 2000. The
interest rates used were determined by using the five-year Treasury Note rate at the date of grant. The following assumptions were also used to determine the fair value of each option grant: dividend yields of 0%; expected volatility of 62%, 64% and 63% for 2002, 2001 and 2000, respectively, and expected term of five years.

                                                   ANSYS Inc. 2002 Annual Report

11. Stock Repurchase Program

     On October 25, 2001, the Company announced that its Board of Directors had amended its common stock repurchase program to acquire up to an additional one million shares, or four million shares in total under the program that was initially announced in February 2000. Under this program, ANSYS repurchased 504,900 and 374,700 shares in 2002 and 2001, respectively. In addition to the repurchases under this program, the Company also purchased 866,300 shares in a privately negotiated transaction during 2001. As of December 31, 2002, 1.1 million shares remained authorized for repurchase under the program.

12. Employee Stock Purchase Plan

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

     During each offering, an eligible employee may purchase shares under the Purchase Plan by authorizing payroll deductions of up to 10% of his cash compensation during the offering period. The maximum number of shares which may be purchased by any participating employee during any offering period is limited to 960 shares (as adjusted by the Compensation Committee from time to time). Unless the employee has previously withdrawn from the offering, his accumulated payroll deductions will be used to purchase common stock on the last business day of the period at a price equal to 85% of the fair market value of the common stock on the first or last day of the offering period, whichever is lower. Under applicable tax rules, an employee may purchase no more than $25,000 worth of common stock in any calendar year. At December 31, 2002, 145,125 shares of common stock had been issued under the Purchase Plan of which 125,658 were issued as of December 31, 2001.

13. Leases

     In January 1996, the Company entered into a lease agreement with an unrelated third party for a new corporate office facility, which the Company occupied in February 1997. The lease agreement is for ten years, with an option for five additional years, and includes scheduled rent increases at the end of the fifth year and tenth year, if the option is exercised. The Company incurred lease rental expense related to this facility of $1,354,000 in 2002 and $1,227,000 in 2001 and 2000. Future minimum lease payments for the next four years under the facility lease are $1,354,000 per annum in 2003 through 2006.

     The Company has also entered into various noncancellable operating leases for equipment and sales offices. Lease rental expense related to these leases totaled $1,394,000, $1,232,000 and $908,000 for the years ended December 31, 2002, 2001 and 2000, respectively. Future minimum lease payments under noncancellable operating leases for equipment and sales offices in effect at December 31, 2002 are $809,000 in 2003, $515,000 in 2004, $354,000 in 2005,
$106,000 in 2006 and $22,000 in 2007.

14. Royalty Agreements

     The Company has entered into various renewable, nonexclusive license agreements under which the Company has been granted access to the licensor's patent technology and the right to sell the patent technology in the Company's product line. Royalties are payable to developers of the software at various rates and amounts generally based upon unit sales or revenue. Royalty fees, which are included in cost of sales, were approximately $1,041,000, $939,000 and $884,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

                                                   ANSYS Inc. 2002 Annual Report
15. Geographic Information

     Revenue by geographic area is as follows:

                                United                       Other                  Other
(in thousands)                  States   Canada   Germany    Europe    Japan    International    Total
--------------                 -------   ------   -------   -------   -------   -------------   -------
Year ended December 31, 2002   $39,577   $1,863   $ 8,743   $21,179   $10,380       $9,269      $91,011
Year ended December 31, 2001    38,693    1,659    10,434    15,094    11,000        7,956       84,836
Year ended December 31, 2000    34,304    1,757     8,595    14,752     8,843        6,216       74,467

Long-lived assets (excluding deferred tax assets) by geographic area is as follows:

                                       United                Other
(in thousands)                         States   Europe   International    Total
-------------                         -------   ------   -------------   -------
As of December 31, 2002               $24,238   $5,002       $232        $29,472
As of December 31, 2001                24,773    4,080        290        $29,143

16. Contingencies

     The Company had an outstanding irrevocable standby letter of credit for $1,524,000 at December 31, 2002. This letter of credit was issued as a guarantee for damages that could be awarded related to a legal matter in which the Company was involved. The fair value of the letter of credit approximates the contract value based on the nature of the fee arrangements with the issuing bank. No material losses on this commitment have been incurred, nor are any anticipated.

     From time to time the Company is involved in various legal proceedings, lawsuits and claims, including employment and contract matters considered normal to its business. Management believes, after consulting with legal counsel, that the ultimate liabilities, if any, resulting from such lawsuits and claims will not materially affect the Company's financial position, liquidity or results of operations.

17. Earnings Per Share

     Basic earnings per share ("EPS") amounts are computed by dividing earnings by the average number of common shares outstanding during the period. Diluted EPS amounts assume the issuance of common stock for all potentially dilutive equivalents outstanding.

     The details of basic and diluted earnings per share are as follows:

(in thousands, except per share data)                    2002      2001      2000
-------------------------------------                  -------   -------   -------
Net income                                             $18,959   $13,692   $16,310
Weighted average shares outstanding - basic             14,598    14,554    15,804
Basic earnings per share                               $  1.30   $   .94   $  1.03
Effect of dilutive securities:
   Shares issuable upon exercise of dilutive
      outstanding restricted stock and stock options       996       884       465
   Weighted average shares outstanding - diluted        15,594    15,438    16,269
Diluted earnings per share                             $  1.22   $   .89   $  1.00
Anti-dilutive shares/options                               177       541       201

                                                   ANSYS Inc. 2002 Annual Report

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                                        Fiscal Quarter Ended
                                        ---------------------------------------------------
                                        December 31,   September 30,   June 30,   March 31,
(in thousands, except per share data)       2002            2002         2002        2002
-------------------------------------   ------------   -------------   --------   ---------
Revenue                                    $25,267        $21,745      $22,734     $21,265
Gross profit                                22,188         18,724       19,925      18,414
Operating income                             9,301          5,800        6,468       5,505
Net income                                   6,269          4,082        4,720       3,888
Earnings per share - basic                     .43            .28          .32         .27
Earnings per share - diluted                   .41            .26          .30         .25
Common stock price per share(1):
   High                                      21.50          23.99        29.12       27.28
   Low                                       14.01          16.90        18.36       21.90

                                                        Fiscal Quarter Ended
                                        ---------------------------------------------------
                                        December 31,   September 30,   June 30,   March 31,
(in thousands, except per share data)       2001            2001         2001        2001
-------------------------------------   ------------   -------------   --------   ---------
Revenue                                    $25,073        $20,610      $ 20,931    $18,222
Gross profit                                22,040         17,899        17,985     15,559
Operating income                             7,662          3,367         4,705      2,814
Net income                                   5,098          2,654         3,569      2,371
Earnings per share - basic                     .35            .18           .25        .16
Earnings per share - diluted                   .33            .17           .24        .15
Common stock price per share(1):
   High                                      27.73          19.15         18.72      13.63
   Low                                       16.80          14.65         11.70      10.13

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

     On February 8, 2003, there were 247 shareholders of record and approximately 4,500 beneficial shareholders of the Company's common stock.

                                                   ANSYS Inc. 2002 Annual Report

CORPORATE INFORMATION

Shareholder Information

Requests for information about the Company should be directed to:
Mark A. Dozzo, Treasurer, ANSYS Inc., Southpointe
275 Technology Drive, Canonsburg, PA 15317, U.S.A.
Telephone: 724.514.1782

Report on Form 10-K

Stockholders may obtain additional financial information about ANSYS Inc. from the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission. Copies are available from the Company without charge upon written request.

Stock Listing

ANSS

Counsel

Goodwin Procter LLP, Boston, MA

Annual Meeting

The Annual Meeting of Stockholders will be held on May 8, 2003 at 2:00 p.m. at the Southpointe Club, 360 Southpointe Blvd., Canonsburg, PA 15317, U.S.A.

Transfer Agent

Mellon Investor Services, Ridgefield Park, NJ

Independent Accountants

Deloitte & Touche LLP, Pittsburgh, PA

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

     ANSYS, AI*NASTRAN, AI*Environment and DesignSpace are Trademarks or registered Trademarks of ANSYS Inc. and its subsidiaries located in the United States or other countries. NASTRAN is a registered trademark of the National Aeronautics Space Administration. All other trademarks and registered trademarks are the property of their respective owners.