Form 10-K, Exhibit 13
period 2003-12-31
ANSYS INC
filed 2004-03-12
CIK 1013462

EXHIBIT 13.1

2003 ANNUAL REPORT TO STOCKHOLDERS

ANSYS, Inc. 2003 Annual Report 1

FINANCIAL HIGHLIGHTS

	Year Ended December 31,

(in thousands, except per share data)	2003	2002	2001	2000	1999
Total revenue	$113,535	$91,011	$84,836	$74,467	$63,139
Operating income	30,317	27,074	18,548	19,579	17,243
Net income	21,313	18,959	13,692	16,310	14,751
Earnings per share - basic	$1.42	$1.30	$.94	$1.03	$.90
Weighted average shares - basic	14,958	14,598	14,554	15,804	16,366
Earnings per share - diluted	$1.34	$1.22	$.89	$1.00	$.88
Weighted average shares - diluted	15,938	15,594	15,438	16,269	16,689
Total assets	$179,346	$127,001	$117,762	$101,120	$89,174
Working capital	70,935	56,883	40,033	40,046	52,655
Long-term liabilities	648	—	—	—	—
Stockholders’ equity	127,074	91,393	74,393	69,364	65,631
Cash provided by operating activities	38,806	22,116	23,638	22,850	18,341
Return on average stockholders’ equity	20%	23%	19%	24%	25%
Return on average total assets	14%	15%	13%	17%	18%

ANSYS, Inc. 2003 Annual Report 12

FINANCIALS

ANSYS, Inc. 2003 Annual Report 13

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

ANSYS, Inc. (the “Company”) develops and globally markets engineering simulation software and technologies widely used by engineers and designers across a broad spectrum of industries, including aerospace, automotive, manufacturing, electronics and biomedical. Headquartered at Southpointe in Canonsburg, Pennsylvania, the Company employs approximately 600 people and focuses on the development of open and flexible solutions that enable users to analyze designs directly on the desktop, providing a common platform for fast, efficient and cost-conscious product development, from design concept to final-stage testing and validation. The Company distributes its ANSYS®, DesignSpace®, ICEM CFD Engineering and CADOE® products through a global network of channel partners, in addition to its own direct sales offices in strategic, global locations. It is the Company’s intention to continue to maintain this mixed sales and distribution model. The Company’s CFX® products are currently distributed primarily through direct sales offices located in seven countries throughout the world.

The following discussion should be read in conjunction with the audited consolidated financial statements and notes thereto included elsewhere in this Annual Report. The Company’s discussion and analysis of its financial condition and results of operations are based upon ANSYS’ consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires ANSYS to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, ANSYS evaluates its estimates, including those related to bad debts, valuation of investments, valuation of goodwill, valuation of intangible assets, income taxes, and contingencies and litigation. ANSYS bases its estimates on historical experience, estimated future cash flows and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements which contain such words as “anticipates,” “intends,” “believes,” “plans” and other similar expressions. The Company’s actual results could differ materially from those set forth in the forward-looking statements due to various risks and uncertainties which are detailed in “Important Factors Regarding Future Results” beginning on page 21.

Acquisitions

On February 26, 2003 the Company acquired 100% of the shares in certain entities and assets (hereinafter collectively referred to as “CFX”) for a purchase price of approximately $21.7 million in cash. CFX is a leading supplier of computational fluid dynamics (“CFD”) software and services. By acquiring CFX, ANSYS broadened the scope of engineering physics solutions it can offer to its customers and gained access to new customers and geographic territories.

The total purchase price was allocated to the foreign and domestic assets and liabilities of CFX based upon estimated fair market values. The allocation, based upon foreign currency translation rates as of the date of acquisition, were approximately $11.5 million to identifiable intangible assets (including $9.5 million to core software technology to be amortized over five years, $900,000 to customer lists to be amortized over three years and $1.1 million to trademark) and $14.1 million to goodwill, $5.1 million of which is tax-deductible. The trademark is not being amortized as it has been determined to have an indefinite life.

ANSYS, Inc. 2003 Annual Report 14

The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition:

(In thousands)	At February 26, 2003
Current assets	$7,477
Property, plant and equipment	1,640
Intangible assets	11,500
Goodwill	14,076
Total assets acquired	34,693
Current liabilities	(11,009)
Other liabilities	(1,937)
Total liabilities assumed	(12,946)
Net assets acquired	$21,747

In valuing deferred revenue on the CFX balance sheet as of the acquisition date, the Company applied the fair value provisions of Emerging Issues Task Force (“EITF”) Issue No. 01-3 “Accounting in a Business Combination for Deferred Revenue of an Acquiree.” In accordance with EITF 01-3, acquired deferred software license revenue of approximately $4.8 million was recorded on the opening balance sheet.

CFX reported revenue of approximately $19 million for its fiscal year ended March 31, 2002. The CFX business was a carve-out entity from the acquiree with significant intercompany transactions and, as a result, pro forma information on revenue, income before extraordinary items and the cumulative effect of accounting changes, net income and earnings per share are indeterminable.

In November 2001, ANSYS acquired CADOE, S.A. (“CADOE”), a company based in Lyon, France. The acquisition of CADOE’s stock included an up-front payment of approximately $3.9 million in cash, $900,000 of which was placed in escrow. The escrowed funds have since been released to the sellers in accordance with the completion of certain product development milestones and the resolution of outstanding indemnification claims. The total up-front purchase price was allocated to the assets and liabilities of CADOE based upon their estimated fair market values and included an allocation of $2.5 million to identifiable intangibles (including $2.0 million to core technology and $490,000 to non-compete agreements) and $1.3 million to goodwill, which is not tax deductible. The identified intangibles are being amortized over four to 10 years. The acquisition agreement provides for additional future cash payments if the acquired business achieves certain performance criteria in 2002, 2003 and 2004. Additional payments totaling $570,000 were made in 2003 and have resulted in an increase to goodwill. A final payment may be earned based on 2004 operational results. The acquisition of CADOE in November 2001 did not have a material impact on the results of operations for 2001.

The acquisitions of CFX and CADOE were accounted for as purchases and, accordingly, their operating results have been included in ANSYS, Inc.’s consolidated financial statements since the dates of acquisition.

ANSYS, Inc. 2003 Annual Report 15

Results of Operations

As previously discussed, the Company completed the acquisition of CFX on February 26, 2003. Accordingly, the results of operations for 2003 contain 10 months of CFX activity. The acquisition of CADOE in November 2001 did not have a material impact on the results of operations for 2001.

For purposes of the following discussion and analysis, the table below sets forth certain consolidated financial data for the years 2003, 2002 and 2001.

	Year Ended December 31,
(in thousands)	2003	2002	2001
Revenue:
Software licenses	$58,408	$48,177	$45,318
Maintenance and service	55,127	42,834	39,518
Total revenue	113,535	91,011	84,836
Cost of sales:
Software licenses	5,365	3,897	4,726
Amortization of software and acquired technology	3,028	1,471	1,194
Maintenance and service	13,112	7,863	6,627
Total cost of sales	21,505	13,231	12,547
Gross profit	92,030	77,780	72,289
Operating expenses:
Selling and marketing	24,777	20,089	19,726
Research and development	23,792	19,605	16,893
Amortization	1,055	818	4,077
General and administrative	12,089	10,194	13,045
Total operating expenses	61,713	50,706	53,741
Operating income	30,317	27,074	18,548
Other income, net	357	311	1,434
Income before income tax provision	30,674	27,385	19,982
Income tax provision	9,361	8,426	6,290
Net income	$21,313	$18,959	$13,692

ANSYS, Inc. 2003 Annual Report 16

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

REVENUE: The Company’s total revenue increased 24.7% from $91.0 million in 2002 to $113.5 million in 2003. Total revenue in 2003 included approximately $19.2 million related to certain entities and assets acquired during the first quarter of 2003 (hereinafter referred to as “CFX”).

On average, for the year ended December 31, 2003, the U.S. Dollar was approximately 12.3% weaker, when measured against the Company’s primary European foreign currencies, than for the year ended December 31, 2002. The fluctuation in foreign currency resulted in increased revenue and operating income during 2003, as compared with 2002, of approximately $2.1 million and $1.2 million, respectively.

International and domestic revenues, as a percentage of total revenue were 65.2% and 34.8%, respectively, during the year ended December 31, 2003 and 56.5% and 43.5%, respectively, in the year ended December 31, 2002.

Software license revenue increased 21.2% in 2003 to $58.4 million from $48.2 million during the 2002 year. The revenue increase was primarily the result of approximately $10.4 million related to the inclusion of the CFX operations since the acquisition date.

Maintenance and service revenue increased 28.7% from $42.8 million in 2002 to $55.1 million in 2003. This increase was primarily the result of approximately $8.8 million in revenue related to the inclusion of CFX since the acquisition date, as well as approximately $6.6 million in additional maintenance revenue related to contracts sold in association with perpetual license sales in recent quarters.

In valuing deferred revenue for inclusion on the CFX opening balance sheet as of the acquisition date, February 26, 2003, the Company complied with the fair value provisions of Emerging Issues Task Force (“EITF”) Issue No. 01-3 “Accounting in a Business Combination for Deferred Revenue of an Acquiree.” In accordance with EITF 01-3, acquired deferred software license revenue of approximately $4.8 million was recorded on the acquisition date balance sheet for CFX. This amount was approximately $3.4 million lower than the historical carrying value. Although this purchase accounting requirement will have no impact on the Company’s business or cash flow, it will adversely impact the Company’s reported software license revenue under accounting principles generally accepted in the United States of America (“GAAP”) for the first 12 months post-acquisition. The adverse impact on reported revenue was approximately $3.0 million for the year ended December 31, 2003. The adverse impact on reported revenue for the years ending December 31, 2004 and 2005 is expected to be approximately $300,000 and $100,000, respectively.

COSTS OF SALES AND GROSS PROFIT: The Company’s total cost of sales increased 62.5% to $21.5 million, or 18.9% of total revenue, in 2003 from $13.2 million, or 14.5% of total revenue, in 2002. The increase in 2003 was primarily attributable to approximately $6.4 million in costs associated with CFX, the majority of which related to providing engineering consulting services and technical support. Also contributing to the increase was approximately $1.7 million of amortization expense associated with the technology acquired in the CFX acquisition.

As a result of the changes in revenue and cost of sales, the Company’s gross profit increased 18.3% to $92.0 million in 2003 from $77.8 million in 2002.

SELLING AND MARKETING: Total selling and marketing expenses increased from $20.1 million, or 22.1% of total revenue in 2002 to $24.8 million, or 21.8% of total revenue in 2003. The 2003 increase of $4.7 million resulted primarily from approximately $4.0 million associated with the addition of the CFX operations since the acquisition date and approximately $600,000 from increased third party royalties and commissions. The Company anticipates that it will continue to make significant investments throughout 2004 in its global sales and marketing organization to enhance major account sales activities and to support its worldwide sales channels and marketing strategies.

RESEARCH AND DEVELOPMENT: Research and development expenses increased in 2003 to $23.8 million, or 21.0% of total revenue, from $19.6 million, or 21.5% of total revenue, in the year ended December 31, 2002. The increase primarily resulted from approximately $3.9 million related to the addition of the CFX operations since the acquisition date. Also contributing to the increase were approximately $800,000 in higher salaries and related headcount costs associated with the Company’s core development activities. The 2003 and 2002 expenses were each reduced by approximately $600,000 for amounts capitalized related to development activities.

The Company has traditionally invested significant resources in research and development activities and intends to continue to make significant investments in this area.

ANSYS, Inc. 2003 Annual Report 17

AMORTIZATION: Amortization expense increased to $1.1 million in 2003, as compared with $800,000 in 2002. The increase is associated with amortization expense for customer lists acquired in the CFX acquisition.

GENERAL AND ADMINISTRATIVE: General and administrative expenses increased $1.9 million or 18.6% in 2003 to $12.1 million, or 10.6% of total revenue, as compared to $10.2 million, or 11.2% of total revenue, in 2002. Increased costs of approximately $2.8 million related to the CFX acquisition were partially offset by approximately $500,000 in reduced legal expenses.

The Company maintains commercial insurance to protect against and manage the risks involved in conducting business. The cost to obtain insurance coverage for such risks has significantly increased due to the environment within the commercial insurance industry. When the Company renewed its contract for employee health insurance coverage for 2004, the new contract resulted in significantly higher health insurance costs than in prior years. Based on this contract and the general trend in domestic health care costs, these costs are expected to continue to significantly increase in future periods. Because these insurance costs relate to personnel, they are allocated to each functional area of the Company and will increase cost of sales, sales and marketing, research and development, and general and administrative expenses in future periods.

On July 30, 2002 the Sarbanes-Oxley Act (the “Act”) was signed into law. The Act contains far-reaching corporate governance reforms and new disclosure requirements for public companies. Certain of the Act’s provisions became effective immediately, while other provisions will be implemented through December 31, 2004. Costs to comply with the provisions of the Act, including legal and accounting fees, will result in higher general and administrative expenses in future periods.

OTHER INCOME: Other income increased slightly to $400,000 for the year ended December 31, 2003 as compared with $300,000 for the 2002 year.

During 2003 the Company had a net foreign exchange gain of $400,000 as compared with a gain of $100,000 for 2002. Because the CFX acquisition consisted primarily of non-U.S. locations, the Company, for the foreseeable future, will have increased exposure to volatility of foreign exchange rates. The Company is most impacted by movements among and between the Canadian Dollar, British Pound, Euro and the U.S. Dollar.

During the years ended December 31, 2003 and 2002, the Company recorded other-than-temporary impairment losses on equity and cost-based investments of approximately $600,000 and $500,000, respectively. During both 2003 and 2002 the Company also recorded losses of approximately $100,000 per year for investments held under the equity method. As of December 31, 2003, the net book value of equity and cost-based investments is zero.

Interest and dividend income on cash and cash equivalents and short-term investments decreased by approximately $200,000 in the year ended December 31, 2003, as compared with the year ended December 31, 2002. The decrease resulted from a decline in interest rates.

INCOME TAX PROVISION: The Company’s effective tax rate was 30.5% in 2003 as compared to 30.8% in 2002. These rates are lower than the federal and state combined statutory rate as a result of export benefits, as well as the generation of research and experimentation credits.

In November 2000, the United States enacted the FSC Repeal and Extraterritorial Income Exclusion Act (the “Act”) in response to a challenge from the World Trade Organization (“WTO”) that the existing tax benefits provided by foreign sales corporations were prohibited tax subsidies. The Act generally repealed the foreign sales corporation and implemented an extraterritorial income (“ETI”) tax benefit. Upon introduction of the ETI tax benefit, the European Union stated that it did not believe the ETI provisions bring U.S. tax law into WTO-compliance and asked the WTO to rule on the matter. On August 30, 2002, the WTO ruled that the European Union may impose up to $4 billion per year in retaliatory duties against U.S. exports. In March 2003, the European Union approved a retaliation list of specific products but has not yet imposed sanctions. The WTO decision does not repeal the ETI tax benefit and it does not require the European Union to impose trade sanctions, so it is not possible to currently predict the future impact of the WTO decision. In fiscal year 2003, export benefits reduced the Company’s effective tax rate by approximately 6.3%. Any prospective changes regarding tax benefits associated with the Company’s export sales or other federal and state tax planning vehicles may adversely impact the Company’s effective tax rate and decrease its net income in future periods.

ANSYS, Inc. 2003 Annual Report 18

NET INCOME: The Company’s net income increased 12.4% to $21.3 million, or $1.34 diluted earnings per share, in 2003 as compared to net income of $19.0 million, or $1.22 diluted earnings per share, in 2002. The weighted average common and common equivalent shares used in computing diluted earnings per share were 15.9 million in 2003 and 15.6 million in 2002.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

REVENUE: The Company’s total revenue increased 7.3% from $84.8 million in 2001 to $91.0 million in 2002. Reported revenue in 2001 was affected by a modification of the Company’s revenue recognition policy related to noncancellable annual software leases.

Software license revenue totaled $48.2 million in 2002 as compared to $45.3 million in 2001, an increase of 6.3%. This revenue increase is primarily attributable to an increase in license revenue from annual software leases, which resulted from the adverse impact in 2001 of a revenue-recognition policy modification on reported revenue. Prior to the issuance of Technical Practice Aid (“TPA”) 5100.53, “Fair Value of PCS in a Short-Term Time-Based License and Software Revenue Recognition,” by the American Institute of Certified Public Accountants, the Company recognized a portion of the license fee from annual software leases upon inception or renewal of the lease, while the remaining portion, representing maintenance, was recognized ratably over the lease period. The TPA required all revenue from annual software lease licenses be recognized ratably over the lease period.

Maintenance and service revenue increased 8.4% from $39.5 million in 2001 to $42.8 million in 2002. This increase resulted primarily from an additional $3.5 million in maintenance revenue related to contracts sold with perpetual licenses in 2002.

Of the Company’s total revenue in 2002 and 2001, approximately 56.5% and 43.5% were attributable to international and domestic sales, respectively, as compared to 54.4% and 45.6% in 2001.

COSTS OF SALES AND GROSS PROFIT: The Company’s total cost of sales increased 5.5% to $13.2 million, or 14.5% of total revenue, in 2002 from $12.5 million, or 14.8% of total revenue, in 2001. The increase was attributable to approximately $400,000 in additional contracted technical support costs in France and approximately $400,000 in service costs associated with the Company’s CADOE subsidiary.

As a result of the changes in revenue and cost of sales, the Company’s gross profit increased 7.6% to $77.8 million in 2002 from $72.3 million in 2001.

SELLING AND MARKETING: Selling and marketing expenses increased 1.8% in 2002 to $20.1 million, or 22.1% of total revenue, from $19.7 million, or 23.3% of total revenue, in 2001. The increase primarily resulted from approximately $1.0 million in higher salaries and related headcount costs associated with the addition of personnel within the Company’s direct sales and sales support organization. These additions include personnel associated with the Company’s direct sales offices in France and India. Also contributing were approximately $300,000 in costs associated with the Company’s biennial worldwide users’ conference. These increases were partially offset by a $600,000 reduction in discretionary advertising and promotion expenditures, as well as reduced commissions of approximately $300,000 related to major account sales.

RESEARCH AND DEVELOPMENT: Research and development expenses increased 16.1% in 2002 to $19.6 million, or 21.5% of total revenue, from $16.9 million, or 19.9% of total revenue, in 2001. The increase primarily resulted from an additional $2.3 million in headcount and related costs, including those associated with the CADOE acquisition, related to the development and introduction of new and enhanced products. These increases were partially offset by the capitalization of approximately $600,000 of internal labor costs, compared with $500,000 in 2001, a significant portion of which related to the releases of ANSYS 7.0 and DesignSpace 7.0.

AMORTIZATION: Amortization expense decreased to $800,000 in 2002 from $4.1 million in 2001. The reduction primarily related to the adoption of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.” This standard eliminated the amortization of goodwill and other intangible assets with indefinite useful lives and requires at least an annual test for impairment. Amortization expense related to goodwill was $3.4 million in 2001.

ANSYS, Inc. 2003 Annual Report 19

GENERAL AND ADMINISTRATIVE: General and administrative expenses decreased 21.9% in 2002 to $10.2 million, or 11.2% of total revenue, as compared to $13.0 million, or 15.4% of total revenue, in 2001. The decrease was primarily related to a $2.0 million non-recurring charge in 2001 related to the settlement of a dispute with a former distributor.

OTHER INCOME: Other income decreased to $300,000 in 2002 as compared to $1.4 million in 2001. The decrease was primarily attributable to lower interest rates as compared to 2001 and, to a lesser extent, foreign currency transaction losses and losses from an investment accounted for under the equity method. In each of 2002 and 2001, other income includes a $500,000 impairment charge related to an investment accounted for under the cost method.

INCOME TAX PROVISION: The Company’s effective tax rate was 30.8% in 2002 as compared to 31.5% in 2001. These rates are lower than the federal and state combined statutory rate as a result of benefits related to export sales, as well as the generation of research and experimentation credits.

NET INCOME: The Company’s net income increased 38.5% to $19.0 million, or $1.22 diluted earnings per share, in 2002 as compared to net income of $13.7 million, or $0.89 diluted earnings per share, in 2001. The weighted average common and common equivalent shares used in computing diluted earnings per share were 15.6 million in 2002 and 15.4 million in 2001.

Liquidity and Capital Resources

As of December 31, 2003, the Company had cash, cash equivalents and short-term investments totaling $83.0 million and working capital of $70.9 million, as compared to cash, cash equivalents and short-term investments of $61.1 million and working capital of $56.9 million at December 31, 2002. The short-term investments are generally investment-grade and liquid, which allows the Company to minimize interest rate risk and to facilitate liquidity in the event an immediate cash need arises.

The Company’s operating activities provided cash of $38.8 million in 2003, $22.1 million in 2002 and $23.6 million in 2001. The increase in cash generated from operations in 2003 compared to 2002 was primarily the result of $4.7 million in increased earnings after the effect of non-cash expenses, such as depreciation, amortization and deferred income taxes. Higher business intake levels, resulting in a deferred revenue increase of $5.2 million, also contributed to the increase, as did a one-time payment in 2002 of approximately $2.0 million to settle a dispute with a former distributor.

Cash used for investing activities was $15.9 million in 2003, as compared with cash provided by investing activities of $2.9 million in 2002 and $9.0 million in 2001. During 2003, cash outlays of $21.7 million related to the acquisition of CFX and $2.8 million for capital expenditures were partially offset by approximately $10.0 million in net maturities of short-term investments. In each of 2002 and 2001, net maturities of short-term investments were partially offset by business acquisition payments and capital expenditures.

Financing activities provided $7.5 million of cash in 2003 as compared with cash used of $7.5 million in 2002 and $10.4 million in 2001. During each of the three years the Company received proceeds from the exercise of stock options and the issuance of common stock under the Employee Stock Purchase Plan. In 2002 and 2001, these amounts were more than offset by cash outlays related to the purchase of treasury stock.

The Company’s cash and short-term investment balance at December 31, 2003 of $83.0 million exceeds the Company’s total cash expenditures in 2003. As such, the Company believes that existing cash and cash equivalent balances of $78.0 million, together with cash generated from 2004 operations, will be sufficient to meet the Company’s working capital and capital expenditure requirements through at least the next fiscal year. The Company’s cash requirements in the future may also be financed through additional equity or debt financings. There can be no assurance that such financings can be obtained on favorable terms, if at all.

The Company does not have any special purpose entities or off-balance sheet financing arrangements.

The Company’s significant contractual obligations as of December 31, 2003 are summarized below:

(in thousands)	Payments Due by Period
	Total	Within 1 year	2 – 3 years	4 – 5 years	After 5 years
Long-term debt	$—	$—	$—	$—	$—
Corporate office lease	4,062	1,354	2,708	—	—
Other office leases	3,472	1,712	1,582	178	—
Unconditional purchase obligations	2,204	1,102	1,102	—	—
Other long-term obligations	—	—	—	—	—
Total contractual cash obligations	$9,738	$4,168	$5,392	$178	$—

ANSYS, Inc. 2003 Annual Report 20

The Company has no outstanding long-term debt; however, during 2003 the Company obtained an uncommitted and unsecured $10.0 million line of credit with a bank. Interest on any borrowings is at the bank’s prime rate or LIBOR, plus an applicable margin. The bank may demand repayment of the entire amount outstanding under the line of credit at any time and for any reason without notice. The Company, in lieu of a fee for the line of credit, has agreed to maintain certain deposits, which range from $5 million to $10 million, depending on the deposit type, with the bank. No borrowings occurred under this line of credit during 2003.

The Company’s significant contractual obligations as of December 31, 2003 primarily include lease commitments for its corporate office facility, as well as various noncancellable operating leases for equipment and sales offices. The corporate office facility lease agreement includes a commitment through 2006, with an option for five additional years.

The Company’s other long-term obligations consist of deferred tax liabilities.

The Company has ongoing employment agreements with its Chairman of the Board of Directors and with its Chief Executive Officer. The terms of these employment agreements generally include annual compensation, severance payment provisions and non-competition clauses. The employment agreements terminate upon the occurrence of certain events described in the contracts.

Additionally, the Company had an outstanding irrevocable standby letter of credit for $1.7 million at December 31, 2003. This letter of credit is subject to annual renewal and was issued as a guarantee for damages that could be awarded related to a legal matter in which the Company was involved. The fair value of the letter of credit approximates the contract value based on the nature of the fee arrangements with the issuing bank. No material losses on this commitment have been incurred, nor are any anticipated.

Critical Accounting Policies and Estimates

ANSYS believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements. ANSYS recognizes revenue in accordance with SOP 97-2, “Software Revenue Recognition,” and related interpretations. Revenue from perpetual licenses is recognized upon delivery of the licensed product and the utility that enables the customer to request authorization keys, provided that acceptance has occurred and a signed contractual obligation has been received, the price is fixed and determinable, and collectibility of the receivable is probable. Revenue for software lease licenses is recognized ratably over the period of the lease contract. Revenue is recorded net of the distributor fee for sales through the ANSYS distribution network. The Company estimates the value of post-contract customer support sold together with perpetual licenses by reference to published price lists which generally represent the prices at which customers could purchase renewal contracts for such services. Costs related to maintenance obligations are expensed as incurred. Revenue from maintenance contracts is recognized ratably over the term of the contract. Revenue from training, support and other services is recognized as the services are performed.

ANSYS makes judgments as to its ability to collect outstanding receivables and provides allowances for a portion of receivables when collection becomes doubtful. Provisions are made based upon a specific review of all significant outstanding invoices from both a value and delinquency perspective. For those invoices not specifically reviewed, provisions are provided at differing rates, based upon the age of the receivable and the geographical area of origin. In determining these percentages, the Company analyzes its historical collection experience and current economic trends in the customer’s industry and geographic region. If the historical data used to calculate the allowance for doubtful accounts does not reflect the future ability to collect outstanding receivables, additional provisions for doubtful accounts may be needed and future results of operations could be materially affected.

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

ANSYS makes significant estimates in determining its worldwide income tax provision. These estimates are subject to many transactions and calculations where the ultimate tax outcome is uncertain. Although the Company believes that its estimates are reasonable, the final outcome of tax matters could be different than the estimates reflected in the historical income tax provision and accruals. Such differences could have a material impact on income tax expense and net income in the period in which such determination is made.

The Company tests goodwill and intangibles with indefinite lives for impairment at least annually by comparing the fair value of each asset to its carrying value. Fair value is estimated using the discounted cash flow and other valuation methodologies that are based on projections of the amounts and timing of future revenues and cash flows.

ANSYS, Inc. 2003 Annual Report 21

Recently Issued and Adopted Accounting Pronouncements

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” Interpretation No. 45 requires the recognition of liabilities for guarantees that are issued or modified subsequent to December 31, 2002. The Company’s software licensing agreements generally require it to indemnify the customer against claims that its software infringes third party patent, copyright, trademark or other proprietary rights. Such indemnification obligations are generally limited and consistent with industry standards, including the Company’s right to replace an infringing product. As of December 31, 2003, the Company has not experienced any material losses related to these indemnification obligations and no material claims with respect thereto were outstanding. The Company does not expect significant claims related to these indemnification obligations, and consequently has not established any related reserves. The Company implemented the provisions of Interpretation No. 45 on January 1, 2003, as required, with no material effect on its financial position, results of operations or cash flows.

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities.” Interpretation No. 46 requires unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse the risks and rewards of ownership among their owners and other parties involved. The provisions of Interpretation No. 46 are generally effective immediately to all variable interest entities created after January 31, 2003, and variable interest entities in which an enterprise obtains an interest after that date. For variable interest entities created before this date, the provisions are effective March 15, 2004. The Company has no interest in any variable interest entities; therefore, this Interpretation has no impact on the Company’s financial position, results of operations or cash flows.

On February 7, 2003, the American Institute of Certified Public Accountants issued Technical Practice Aid (“TPA”) 5100.75, “Fair Value of PCS Renewals Based on Users Deployed and Software Revenue Recognition” and TPA 5100.76, “Fair Value in Multiple-Element Arrangements that Include Contingent Usage-Based Fees and Software Revenue Recognition.” Effective January 1, 2003, the Company implemented the provisions of TPA 5100.75 and TPA 5100.76 with no effect on its financial position, results of operations or cash flows.

Important Factors Regarding Future Results

Information provided by the Company or its spokespersons, including information contained in this Annual Report to Shareholders, may from time to time contain forward-looking statements concerning projected financial performance, market and industry sector growth, product development and commercialization or other aspects of future operations. Such statements will be based on the assumptions and expectations of the Company’s management at the time such statements are made. The Company cautions investors that its performance (and, therefore, any forward-looking statement) is subject to risks and uncertainties. Various important factors including, but not limited to, the following may cause the Company’s future results to differ materially from those projected in any forward-looking statement.

POTENTIAL FLUCTUATIONS IN OPERATING RESULTS: The Company may experience significant fluctuations in future quarterly operating results. Fluctuations may be caused by many factors, including the timing of new product releases or product enhancements by the Company or its competitors; the size and timing of individual orders, including a fluctuation in the demand for and the ability to complete large contracts; software errors or other product quality problems; competition and pricing changes; customer order deferrals in anticipation of new products or product enhancements; reduction in demand for the Company’s products; changes in operating expenses; changes in the mix of software license and maintenance and service revenue; personnel changes; and general economic conditions. A substantial portion of the Company’s operating expenses is related to personnel, facilities and marketing programs. The level of personnel and related expenses cannot be adjusted quickly and is based, in significant part, on the Company’s expectation for future revenue. The Company does not typically experience significant order backlog. Further, the Company has often recognized a substantial portion of its revenue in the last month of a quarter, with this revenue frequently concentrated in the last weeks or days of a quarter. During certain quarterly periods, the Company has been dependent upon receiving large orders of perpetual licenses involving the payment of a single up-front fee and, more recently, has shifted the business emphasis of its products to provide a collaborative solution to the Company’s customers. This emphasis has increased the Company’s average order size and increased the related sales cycle time for the larger orders. This shift may have the effect of increasing the volatility of the Company’s revenue and profit from period to period. As a result, product revenue in any quarter is substantially dependent upon sales completed in the latter part of that quarter, and revenue for any future quarter is not predictable with any significant degree of accuracy.

SEASONAL VARIATIONS: The Company’s business has experienced significant seasonality, including quarterly reductions in software sales resulting from the slowdown in Europe during the summer months, as well as from the seasonal purchasing and budgeting patterns of the Company’s customers.

ANSYS, Inc. 2003 Annual Report 22

ECONOMIC SLOWDOWN IN CERTAIN SECTORS: The Company’s sales are based significantly on end user demand for products in key industrial sectors. Many of these sectors, including automotive, aerospace and power generation, have recently experienced economic declines which have adversely affected the Company’s business. A continuation of this general economic decline may adversely affect the Company’s business by extending sales cycles and reducing revenue.

The Company has customers, who supply a wide spectrum of goods and services, in virtually all of the world’s major economic regions. The Company’s performance is materially impacted by general economic conditions and the performance of its customers. The Company’s management team forecasts macroeconomic trends and developments and integrates them through long-range planning into budgets, research and development strategies and a wide variety of general management duties. When forecasting future economic trends and technological developments, management does not have a comparative advantage. To the extent that the Company’s forecasts are in error by being overly optimistic or overly pessimistic about the performance of an economy or sector, the Company’s performance may be hindered because of a failure to properly match corporate strategy with economic conditions.

The Severe Acute Respiratory Syndrome (SARS) outbreak adversely impacted the Company’s operations in certain parts of Asia, particularly in China during 2003. To the extent this outbreak, or similar occurrences, become more widespread, it could affect the Company’s business in other geographic areas, resulting in an adverse impact on the Company’s financial condition, results of operations and cash flows.

In addition, terrorist attacks and other increased global hostilities have contributed to widespread uncertainty and speculation in the world financial markets. This uncertainty and speculation may result in further economic contraction, resulting in the suspension or delay of purchasing by our customers.

STOCK MARKET AND STOCK PRICE VOLATILITY: Market prices for securities of software companies have generally been volatile. In particular, the market price of the Company’s common stock has been, and may continue to be, subject to significant fluctuations as a result of factors affecting the Company, the software industry or the securities markets in general. Such factors include, but are not limited to, declines in trading price that may be triggered by the Company’s failure to meet the expectations of securities analysts and investors. The Company cannot provide assurance that in such circumstances the trading price of the Company’s common stock will recover or that it will not experience a further decline. Moreover, the trading price could be subject to additional fluctuations in response to quarter-to-quarter variations in the Company’s operating results, material announcements made by the Company or its competitors, conditions in the software industry generally or other events and factors, many of which are beyond the Company’s control.

RAPIDLY CHANGING TECHNOLOGY; NEW PRODUCTS; RISK OF PRODUCT DEFECTS: The Company operates in an industry generally characterized by rapidly changing technology and frequent new product introductions that can render existing products obsolete or unmarketable. A major factor in the Company’s future success will be its ability to anticipate technological changes and to develop and introduce, in a timely manner, enhancements to its existing products and new products to meet those changes. If the Company is unable to introduce new products and to respond quickly to industry changes, its business, financial condition, results of operations and cash flows could be materially adversely affected.

The introduction and marketing of new or enhanced products require the Company to manage the transition from existing products in order to minimize disruption in customer purchasing patterns. There can be no assurance that the Company will be successful in developing and marketing, on a timely basis, new products or product enhancements, that its new products will adequately address the changing needs of the marketplace or that it will successfully manage the transition from existing products. Software products as complex as those offered by the Company may contain undetected errors or failures when first introduced or as new versions are released, and the likelihood of errors is increased as a result of the Company’s commitment to accelerating the frequency of its product releases. There can be no assurance that errors will not be found in new or enhanced products after commencement of commercial shipments. Any of these problems may result in the loss of or delay in customer acceptance, diversion of development resources, damage to the Company’s reputation or increased service and warranty costs, any of which could have a material, adverse effect on the Company’s business, financial condition, results of operations and cash flows.

SALES OF NEW PRODUCTS: The Company has recently developed and introduced many new software products. Certain of these products require a higher level of sales and support expertise. The ability of the Company’s sales channel, particularly the indirect channel, to obtain this expertise and to sell the new product offerings effectively could have an impact on the Company’s sales in future periods. Additionally, royalties and engineering service engagements associated with the new software products may result in the Company’s cost of sales increasing as a percentage of revenue in future periods.

ANSYS, Inc. 2003 Annual Report 23

DEPENDENCE ON DISTRIBUTORS: The Company continues to distribute a substantial portion of its products through its global network of independent, regional channel partners. The channel partners sell the Company’s software products to new and existing customers, expand installations within their existing customer base, offer consulting services and provide the first line of technical support. The channel partners have more immediate contact with most customers in their territories who use ANSYS software than does the Company. Consequently, the Company is highly dependent upon the efforts of the channel partners. Difficulties in ongoing relationships with channel partners, such as delays in collecting accounts receivable, failure to meet performance criteria or to promote the Company’s products as aggressively as the Company expects and differences in the handling of customer relationships could adversely affect the Company’s performance. Additionally, the loss of any major channel partner for any reason, including a channel partner’s decision to sell competing products rather than the Company’s products, could have a material adverse effect on the Company. Moreover, the Company’s future success will depend substantially on the ability and willingness of its channel partners to continue to dedicate the resources necessary to promote the Company’s products and to support a larger installed base of the Company’s products. If the channel partners are unable or unwilling to do so, the Company may be unable to sustain revenue growth.

Currently the Company is partially protected from exchange rate fluctuations among the U.S. Dollar and other currencies as a result of its indirect sales channel, which generally pays the Company in U.S. Dollars. The revenues and expenses associated with the Company’s international direct sales channel are subject to foreign currency exchange fluctuations and, as a result, the Company’s future financial results may be impacted by fluctuations in exchange rates. Additionally, any future changes to the Company’s sales channel involving proportionally higher direct sales from international locations could result in additional exposure to the foreign currency exchange fluctuations. This exposure could adversely impact the Company’s financial position and results of operations in future periods.

COMPETITION: The Company continues to experience intense competition across all markets for its products and services. Some of the Company’s current and possible future competitors have greater financial, technical, marketing and other resources than the Company, and some have well established relationships with current and potential customers of the Company. These competitive pressures may result in decreased sales volumes, price reductions and/or increased operating costs, and could result in lower revenues, margins and net income.

DEPENDENCE ON SENIOR MANAGEMENT AND KEY TECHNICAL PERSONNEL: The Company is highly dependent upon the ability and experience of its senior executives and its key technical and other management employees. Although the Company has employment agreements with three senior executives, the loss of these employees, or any of the Company’s other key employees, could adversely affect the Company’s ability to conduct its operations.

RISKS ASSOCIATED WITH INTERNATIONAL ACTIVITIES: A significant portion of the Company’s business comes from outside the United States of America. Risks inherent in the Company’s international business activities include imposition of government controls, export license requirements, restrictions on the export of critical technology, political and economic instability, trade restrictions, changes in tariffs and taxes, difficulties in staffing and managing international operations, longer accounts receivable payment cycles and the burdens of complying with a wide variety of foreign laws and regulations. Effective patent, copyright and trade secret protection may not be available in every foreign country in which the Company sells its products. The Company’s business, financial condition, results of operations and cash flows could be materially adversely affected by any of these risks.

Additionally, countries in certain international regions have continued to experience weaknesses in their currency, banking and equity markets. These weaknesses could adversely affect consumer demand for the Company’s products and ultimately the Company’s financial condition, results of operations and cash flows.

As the Company has grown, it has become increasingly subject to the risks arising from adverse changes in domestic and global economic conditions. As a result of the current economic slowdown, many companies are delaying or reducing technology purchases, which has had an impact on the Company’s visibility into the closing of new business, as opposed to its recurring business. This slowdown has also contributed to, and may continue to contribute to, reductions in sales, longer sales cycles and increased price competition. Each of these items could adversely affect the Company’s sales in future periods.

In November 2000, the United States enacted the FSC Repeal and Extraterritorial Income Exclusion Act (the “Act”) in response to a challenge from the World Trade Organization (“WTO”) that the existing tax benefits provided by foreign sales corporations were prohibited tax subsidies. The Act generally repealed the foreign sales corporation and implemented an extraterritorial income (“ETI”) tax benefit. Upon introduction of the ETI tax benefit, the European Union stated that it did not believe the ETI provisions bring U.S. tax law into

ANSYS, Inc. 2003 Annual Report 24

WTO-compliance and asked the WTO to rule on the matter. On August 30, 2002, the WTO ruled that the European Union may impose up to $4 billion per year in retaliatory duties against U.S. exports. In March 2003, the European Union approved a retaliation list of specific products but has not yet imposed sanctions. The WTO decision does not repeal the ETI tax benefit and it does not require the European Union to impose trade sanctions, so it is not possible to currently predict the future impact of the WTO decision. In fiscal year 2003, export benefits reduced the Company’s effective tax rate by approximately 6.3%. Any prospective changes regarding tax benefits associated with the Company’s export sales or other federal and state tax planning vehicles may adversely impact the Company’s effective tax rate and decrease its net income in future periods.

DEPENDENCE ON PROPRIETARY TECHNOLOGY: The Company’s success is highly dependent upon its proprietary technology. Although the Company was awarded a patent by the U.S. Patent and Trademark Office for its Web-based reporting technology, the Company generally relies on contracts and the laws of copyright and trade secrets to protect its technology. Although the Company maintains a trade secrets program, enters into confidentiality agreements with its employees and distributors, and limits access to and distribution of its software, documentation and other proprietary information, there can be no assurance that the steps taken by the Company to protect its proprietary technology will be adequate to prevent misappropriation of its technology by third parties, or that third parties will not be able to develop similar technology independently. Although the Company is not aware that any of its technology infringes upon the rights of third parties, there can be no assurance that other parties will not assert technology infringement claims against the Company, or that, if asserted, such claims will not prevail.

INCREASED RELIANCE ON PERPETUAL LICENSES: Although the Company has historically maintained stable recurring revenue from the sale of software lease licenses, software maintenance subscriptions and third party royalties, it also has relied on sales of perpetual licenses that involve payment of a single up-front fee and that are more typical in the computer software industry. While revenue generated from software lease licenses, software maintenance subscriptions and third party royalties currently represents a portion of the Company’s software license revenue, to the extent that perpetual license revenue continues to represent a significant percentage of total software license revenue, the Company’s revenue in any period will depend increasingly on sales completed during that period.

RISKS ASSOCIATED WITH ACQUISITIONS: The Company has consummated and may continue to consummate certain strategic acquisitions in order to provide increased capabilities to its existing products, enter new product and service markets or enhance its distribution channels. In the future, the Company may not be able to identify suitable acquisition candidates or, if suitable candidates are identified, the Company may not be able to complete the business combination on commercially acceptable terms. Business acquisitions may result in devotion of significant management and financial resources. The ability of the Company to integrate the acquired businesses, including delivering sales and support, ensuring continued customer commitment, obtaining further commitments and challenges associated with expanding sales in particular markets and retaining key personnel, will impact the success of these acquisitions. If the Company is unable to properly and timely integrate the acquired businesses, there could be a material, adverse effect on the Company’s business, financial condition, results of operations and cash flows.

DISRUPTION OF OPERATIONS AT DEVELOPMENT FACILITIES: A significant portion of the Company’s software development personnel, source code and computer equipment is located at operating facilities in the United States, Canada and Europe. The occurrence of a natural disaster or other unforeseen catastrophe at any of these facilities could cause interruptions in the Company’s operations, services and product development activities. These interruptions could have a material, adverse effect on the Company’s business, financial condition, results of operations and cash flows.

PERIODIC REORGANIZATION OF SALES FORCE: The Company relies heavily on its direct sales force. From time to time, the Company reorganizes and makes adjustments to its sales force in response to such factors as management changes, performance issues and other considerations. During 2003, the Company made certain structural and personnel changes to its North American sales force. These changes may result in a temporary lack of sales production and may adversely impact revenue in future quarters. There can be no assurance that the Company will not restructure its sales force in future periods or that the transition issues associated with such a restructuring will not recur.

ANSYS, Inc. 2003 Annual Report 25

THIRD PARTY ROYALTY AGREEMENTS: The Company has agreements with third parties whereby it receives royalty revenues in return for the right of the third party to utilize the Company’s technology or embed the Company’s technology in the third party’s products. To the extent that the Company is unable to maintain these third party relationships, or that the third party is unsuccessful in selling the embedded products, there could be a material, adverse impact on the Company’s business, financial condition, results of operations and cash flows.

SALES FORECASTS: The Company makes many operational and strategic decisions based upon short- and long-term sales forecasts. The Company’s sales personnel continually monitor the status of all proposals, including the estimated closing date and the dollar amount of the sale, in order to forecast quarterly sales. These forecasts are subject to significant estimation and are impacted by many external factors. For example, a slowdown in information technology spending or economic factors could cause purchasing decisions to be delayed. A variation in actual sales activity from that forecasted could cause the Company to plan or to budget incorrectly and, therefore, could adversely affect the Company’s business, financial condition, results of operations and cash flows.

INCOME TAX ESTIMATES: The Company makes significant estimates in determining its worldwide income tax provision. These estimates are subject to many transactions and calculations where the ultimate tax outcome is uncertain. Although the Company believes that its estimates are reasonable, the final outcome of tax matters could be different than the estimates reflected in the historical income tax provision and related accruals. Such differences could have a material impact on income tax expense and net income in the period in which such determination is made.

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

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK: The Company is exposed to certain market risks, primarily foreign currency exchange rates, which arise from transactions entered into in the normal course of business. The Company seeks to minimize these risks primarily through its normal operating and financing activities.

ANSYS, Inc. 2003 Annual Report 26

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders of ANSYS, Inc.

We have audited the accompanying consolidated balance sheets of ANSYS, Inc. and subsidiaries (the “Company”) as of December 31, 2003 and 2002, and the related consolidated statements of income, cash flows and stockholders’ equity for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of the Company for the year ended December 31, 2001 were audited by other auditors whose report, dated January 30, 2002, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 6 to the financial statements, in 2002 the Company changed its method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.”

/s/ Deloitte & Touche LLP

Pittsburgh, Pennsylvania
February 16, 2004

ANSYS, Inc. 2003 Annual Report 27

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Shareholders of ANSYS, Inc.

In our opinion, the accompanying consolidated statements of income, stockholders’ equity and cash flows present fairly, in all material respects, the financial position of ANSYS, Inc. and its subsidiaries at December 31, 2001 and the results of their operations and their cash flows for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania
January 30, 2002

ANSYS, Inc. 2003 Annual Report 28

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)	December 31, 2003	December 31, 2002
ASSETS
Current assets:
Cash and cash equivalents	$78,038	$46,198
Short-term investments	4,976	14,934
Accounts receivable, less allowance for doubtful accounts of $2,110 and $1,560, respectively	20,028	15,875
Other receivables and current assets	16,206	13,737
Deferred income taxes	3,311	1,747
Total current assets	122,559	92,491
Long-term investment	—	486
Property and equipment, net	5,801	4,302
Capitalized software costs, net	959	971
Goodwill	35,151	18,615
Other intangibles, net	14,876	5,098
Deferred income taxes	—	5,038
Total assets	$179,346	$127,001
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$988	$627
Accrued bonuses	4,439	2,941
Other accrued expenses and liabilities	8,323	5,645
Deferred revenue	37,874	26,395
Total current liabilities	51,624	35,608
Deferred income taxes	648	—
Total liabilities	52,272	35,608
Commitments and contingencies	—	—
Stockholders’ equity:
Preferred stock, $.01 par value; 2,000,000 shares authorized	—	—
Common stock, $.01 par value; 50,000,000 shares authorized; 16,584,758 shares issued	166	166
Additional paid-in capital	44,535	41,416
Retained earnings	100,701	79,388
Treasury stock, at cost: 1,317,488 and 2,014,999 shares, respectively	(22,768)	(30,337)
Accumulated other comprehensive income	4,440	760
Total stockholders’ equity	127,074	91,393
Total liabilities and stockholders’ equity	$179,346	$127,001

The accompanying notes are an integral part of the consolidated financial statements.

ANSYS, Inc. 2003 Annual Report 29

CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data)	2003	2002	2001
Revenue:
Software licenses	$58,408	$48,177	$45,318
Maintenance and service	55,127	42,834	39,518
Total revenue	113,535	91,011	84,836
Cost of sales:
Software licenses	5,365	3,897	4,726
Amortization of software and acquired technology	3,028	1,471	1,194
Maintenance and service	13,112	7,863	6,627
Total cost of sales	21,505	13,231	12,547
Gross profit	92,030	77,780	72,289
Operating expenses:
Selling and marketing	24,777	20,089	19,726
Research and development	23,792	19,605	16,893
Amortization	1,055	818	4,077
General and administrative	12,089	10,194	13,045
Total operating expenses	61,713	50,706	53,741
Operating income	30,317	27,074	18,548
Other income, net	357	311	1,434
Income before income tax provision	30,674	27,385	19,982
Income tax provision	9,361	8,426	6,290
Net income	$21,313	$18,959	$13,692
Earnings per share – basic:
Basic earnings per share	$1.42	$1.30	$.94
Weighted average shares - basic	14,958	14,598	14,554
Earnings per share – diluted:
Diluted earnings per share	$1.34	$1.22	$.89
Weighted average shares - diluted	15,938	15,594	15,438

The accompanying notes are an integral part of the consolidated financial statements.

ANSYS, Inc. 2003 Annual Report 30

CONSOLIDATED STATEMENTS OF CASH FLOW

(in thousands)	2003	2002	2001
Cash flows from operating activities:
Net income	$21,313	$18,959	$13,692
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	7,098	4,525	7,631
Deferred income tax (benefit) provision	(17)	231	(800)
Provision for bad debts	447	506	368
Impairment of investment	611	500	500
Equity in loss of investment	75	114	—
Changes in operating assets and liabilities:
Accounts receivable	503	(1,029)	(1,602)
Other receivables and current assets	1,715	(934)	(3,483)
Accounts payable, accrued expenses and liabilities	594	(2,031)	2,009
Deferred revenue	6,467	1,275	5,323
Net cash provided by operating activities	38,806	22,116	23,638
Cash flows from investing activities:
Capital expenditures	(2,761)	(1,612)	(2,070)
Capitalization of internally developed software costs	(550)	(624)	(457)
Purchases of short-term investments	(25,030)	(98,536)	(144,194)
Maturities of short-term investments	34,988	108,505	160,518
Acquisition of CFX, net of cash acquired	(21,747)	—	—
Other acquisition payments	(588)	(4,277)	(4,314)
Purchase of long-term investments	(200)	(600)	(500)
Net cash (used in) provided by investing activities	(15,888)	2,856	8,983
Cash flows from financing activities:
Proceeds from issuance of common stock under Employee Stock Purchase Plan	408	333	205
Proceeds from exercise of stock options	7,105	4,131	5,090
Purchase of treasury stock	—	(11,919)	(15,715)
Net cash provided by (used in) financing activities	7,513	(7,455)	(10,420)
Effect of exchange rate fluctuations	1,409	136	31
Net increase in cash and cash equivalents	31,840	17,653	22,232
Cash and cash equivalents, beginning of year	46,198	28,545	6,313
Cash and cash equivalents, end of year	$78,038	$46,198	$28,545
Supplemental disclosures of cash flow information:
Cash paid during the year for income taxes	$3,407	$4,632	$5,235

The accompanying notes are an integral part of the consolidated financial statements.

ANSYS, Inc. 2003 Annual Report 31

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Common Stock			Treasury Stock			Balance, December 31, 2001
(in thousands)	Shares	Amount	Additional Paid-in Capital	Shares	Amount	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholders’ Equity	Total Comprehensive Income
Balance, January 1, 2001	16,585	$166	$37,588	1,452	$(15,127)	$46,737	$—	$69,364
Treasury stock acquired	—	—	—	1,241	(15,715)	—	—	(15,715)
Acquisition of ICEM CFD Engineering	—	—	29	(15)	161	—	—	190
Exercise of stock options, net of tax benefit of $1,637	—	—	256	(584)	6,472	—	—	6,728
Issuance of common stock under Employee Stock Purchase Plan	—	—	(51)	(23)	256	—	—	205
Net income for the year	—	—	—	—	—	13,692	—	13,692	$13,692
Other comprehensive income (loss)	—	—	—	—	—	—	(71)	(71)	(71)
Balance, December 31, 2001	16,585	166	37,822	2,071	(23,953)	60,429	(71)	74,393	13,621
Treasury stock acquired	—	—	—	505	(11,919)	—	—	(11,919)
Acquisition of ICEM CFD Engineering	—	—	1,380	(99)	950	—	—	2,330
Exercise of stock options, net of tax benefit of $2,134	—	—	2,075	(443)	4,391	—	—	6,466
Issuance of common stock under Employee Stock Purchase Plan	—	—	139	(19)	194	—	—	333
Net income for the year	—	—	—	—	—	18,959	—	18,959	18,959
Other comprehensive income	—	—	—	—	—	—	831	831	831
Balance, December 31, 2002	16,585	166	41,416	2,015	(30,337)	79,388	760	91,393	19,790
Exercise of stock options, net of tax benefit of $3,175	—	—	2,992	(672)	7,288	—	—	10,280
Issuance of common stock under Employee Stock Purchase Plan	—	—	127	(26)	281	—	—	408
Net income for the year	—	—	—	—	—	21,313	—	21,313	21,313
Other comprehensive income	—	—	—	—	—	—	3,680	3,680	3,680
Balance, December 31, 2003	16,585	$166	$44,535	1,317	$(22,768)	$100,701	$4,440	$127,074	$24,993

The accompanying notes are an integral part of the consolidated financial statements.

ANSYS, Inc. 2003 Annual Report 32

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization

ANSYS, Inc. (the “Company” or “ANSYS”) develops and globally markets engineering simulation software and technologies widely used by engineers and designers across a broad spectrum of industries, including aerospace, automotive, manufacturing, electronics and biomedical. The Company operates as one segment, as defined by Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information.”

2. Summary of Significant Accounting Policies

PRINCIPLES OF CONSOLIDATION: The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the amounts of revenue and expenses during the reported periods. Actual results could differ from these estimates.

REVENUE RECOGNITION: Revenue is derived principally from the licensing of computer software products and from related maintenance contracts. ANSYS recognizes revenue in accordance with SOP 97-2, “Software Revenue Recognition,” and related interpretations. Revenue from perpetual licenses is recognized upon delivery of the licensed product and the utility which enables the customer to request authorization keys, provided that acceptance has occurred and a signed contractual obligation has been received, the price is fixed and determinable, and collectibility of the receivable is probable. Revenue is recorded net of the distributor fee for sales through the ANSYS distribution network. Revenue for software lease licenses is recognized ratably over the period of the lease contract. The Company estimates the value of post-contract customer support sold together with perpetual licenses by reference to published price lists which generally represent the prices at which customers could purchase renewal contracts for such services. Revenue from maintenance contracts is recognized ratably over the term of the contract. Costs related to maintenance obligations are expensed as incurred. Revenue from training, support and other services is recognized as the services are performed.

CASH EQUIVALENTS: For purposes of the consolidated statements of cash flows, the Company considers highly liquid deposits in money market funds to be cash equivalents. Cash equivalents are carried at cost, which approximates fair value.

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

RESEARCH AND DEVELOPMENT COSTS: Research and development costs, other than certain software development costs discussed on page 33, are expensed as incurred.

ANSYS, Inc. 2003 Annual Report 33

CAPITALIZED SOFTWARE: Internally developed computer software costs and costs of product enhancements are capitalized subsequent to the determination of technological feasibility; such capitalization continues until the product becomes available for general release. Amortization of capitalized software costs, both for internally developed as well as for purchased software products, is computed on a product-by-product basis over the estimated economic life of the product, which is generally three years. Amortization is the greater of the amount computed using: (i) the ratio of the current year’s gross revenue to the total current and anticipated future gross revenue for that product or (ii) the straight-line method over the estimated life of the product. Amortization expense related to capitalized and acquired software costs was $3.0 million, $1.5 million and $1.2 million for the years ended December 31, 2003, 2002 and 2001, respectively. These amounts include amortization expense related to capitalized costs of internally developed software of $600,000, $500,000 and $400,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

The Company periodically reviews the carrying value of capitalized software, and impairments are recognized in the results of operations when the expected future undiscounted operating cash flow derived from the capitalized costs of internally developed software is less than its carrying value. No charges for impairment have been required to date.

GOODWILL AND OTHER INTANGIBLE ASSETS: Goodwill represents the excess of the purchase price over the fair value of net assets acquired. Intangible assets consist of the trademarks, non-compete agreements, customer lists and acquired software and technology.

The Company evaluates at least annually the realizability of the carrying value of goodwill by comparing the carrying value to its estimated fair value. The Company performs its annual goodwill impairment test on January 1 of each year unless there is an indicator, which would require a test during the year. No impairments were recorded during 2003 and 2002.

The Company periodically reviews the carrying value of other intangible assets and will recognize impairments when the expected future discounted operating cash flow derived from such intangible assets is less than their carrying value. No impairment charges have been required to date.

CONCENTRATIONS OF CREDIT RISK: The Company invests its excess cash primarily in deposits, money market funds, governmental securities and commercial paper with commercial banks. The Company has not experienced any losses to date on its invested cash.

The Company has a concentration of credit risk with respect to trade receivables because of the limited number of distributors through which the Company sells its products. The Company performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral.

During 2003, sales by distributors comprised approximately 45% of the Company’s total revenue, with two distributors each individually accounting for approximately 11% and 9% of total revenue. During 2002, sales by distributors comprised approximately 51% of the Company’s total revenue, with two distributors each individually accounting for approximately 11% and 7% of total revenue. During 2001, sales by distributors comprised approximately 57% of the Company’s total revenue, with two distributors each individually accounting for approximately 13% and 9% of total revenue.

ALLOWANCE FOR DOUBTFUL ACCOUNTS: ANSYS makes judgments as to its ability to collect outstanding receivables and provides allowances for a portion of receivables when collection becomes doubtful. Provisions are made based upon a specific review of all significant outstanding invoices from both a value and delinquency perspective. For those invoices not specifically reviewed, provisions are provided at differing rates, based upon the age of the receivable and the geographical area of origin. In determining these percentages, the Company analyzes its historical collection experience and current economic trends in the customer’s industry and geographic region.

ANSYS, Inc. 2003 Annual Report 34

INCOME TAXES: Deferred tax assets and liabilities are determined based on temporary differences between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

FOREIGN CURRENCIES: Certain of the Company’s sales transactions are denominated in foreign currencies. These transactions are translated to the functional currency at the exchange rate on the transaction date. Accounts receivable in foreign currencies at year-end are translated at the effective exchange rate on the balance sheet date. Gains and losses resulting from foreign exchange transactions are included in the results of operations.

The financial statements of the Company’s foreign subsidiaries are translated from the functional currency, generally the local currency, to U.S. Dollars. Assets and liabilities are translated at the exchange rates on the balance sheet date. Results of operations are translated at average exchange rates. Accumulated other comprehensive income in the accompanying consolidated statements of stockholders’ equity consists entirely of the resulting exchange difference.

NON-MARKETABLE INVESTMENT: The Company has non-controlling investments in privately held technology companies. These investments are carried at the lower of cost or market if a more than temporary decline in market value is noted. The Company continually reviews these non-marketable equity investments for impairment conditions that indicate that an other-than-temporary decline in market value has occurred. In conducting this review, numerous factors are considered which individually, or in combination, indicate that a decline is other than temporary and that a reduction in carrying value is required. These factors include specific information pertaining to an individual company or a particular industry and general market conditions that reflect the prospects for the economy as a whole. Based on this review, other than temporary losses of approximately $600,000, $500,000 and $500,000 were recorded as components of other income (expense) during the years ended December 31, 2003, 2002 and 2001, respectively. As of December 31, 2003, the book value of non-marketable equity investments was zero.

EARNINGS PER SHARE: Basic earnings per share (“EPS”) amounts are computed by dividing earnings by the weighted average number of common shares outstanding during each year. Diluted EPS amounts assume the issuance of common stock for all potentially dilutive equivalents outstanding. Common equivalent shares are not included in the per share calculations where their inclusion would be anti-dilutive. The details of basic and diluted earnings per share are as follows:

	Year Ended December 31,
(in thousands, except per share data)	2003	2002	2001
Net income	$21,313	$18,959	$13,692
Weighted average shares outstanding – basic	14,958	14,598	14,554
Basic earnings per share	$1.42	$1.30	$.94
Effect of dilutive securities:
Shares issuable upon exercise of dilutive outstanding stock options	980	996	884
Weighted average shares outstanding – diluted	15,938	15,594	15,438
Diluted earnings per share	$1.34	$1.22	$.89
Anti-dilutive shares/options, not included in the computation	—	177	541

ANSYS, Inc. 2003 Annual Report 35

STOCK-BASED COMPENSATION: The Company has elected to account for stock-based compensation arrangements through the intrinsic value method under the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock-Based Compensation.” Under the intrinsic value method, compensation expense is measured as the excess, if any, of the market value of the underlying common stock over the amount the employee is required to pay on the date both the number of shares and the price to be paid are known. No compensation expense has been recognized in the consolidated statements of income as option grants generally are made with exercise prices equal to the fair value of the underlying common stock on the award date, which is typically the date of compensation measurement. Had compensation cost been determined based on the fair value at the date of grant, in accordance with the provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” the Company’s net income, and basic and diluted earnings per share, would have been reduced to the pro forma amounts indicated below:

	Year Ended December 31,
(in thousands, except per share data)	2003	2002	2001
Net income, as reported	$21,313	$18,959	$13,692

Add: Stock-based employee compensation expense included in net income, net of related tax effects	—	—	—

Deduct: Stock-based employee compensation expense determined under the fair value-based method for all awards, net of related tax effects	(2,903)	(3,061)	(2,397)

Pro forma net income	$18,410	$15,898	$11,295

Earnings per share:
Basic – as reported	$1.42	$1.30	$0.94

Basic – pro forma	$1.23	$1.09	$0.78

Diluted – as reported	$1.34	$1.22	$0.89

Diluted – pro forma	$1.16	$1.02	$0.73

The weighted-average fair value of options granted was $13.98 per share in 2003, $11.85 per share in 2002 and $10.13 per share in 2001.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the risk-free interest rates ranging from 2.13%-3.22% for 2003, 3.23%-4.50% for 2002 and 3.80%-5.01% for 2001. The interest rates were determined by using the five-year Treasury Note rate at the date of grant. The following assumptions were also used to determine the fair value of each option grant: dividend yields of 0%; expected volatility of 57%, 62%, and 64% for 2003, 2002 and 2001, respectively, and expected term of five years.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS: In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” Interpretation No. 45 requires the recognition of liabilities for guarantees that are issued or modified subsequent to December 31, 2002. The Company’s software licensing agreements generally require it to indemnify the customer against claims that its software infringes third party patent, copyright, trademark or other proprietary rights. Such indemnification obligations are generally limited and consistent with industry standards, including the Company’s right to replace an infringing product. As of December 31, 2003, the Company has not experienced any material losses related to these indemnification obligations and no material claims with respect thereto were outstanding. The Company does not expect significant claims related to these indemnification obligations, and consequently has not established any related reserves. The Company implemented the provisions of Interpretation No. 45 on January 1, 2003, as required, with no effect on its financial position, results of operations or cash flows.

ANSYS, Inc. 2003 Annual Report 36

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities.” Interpretation No. 46 requires unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse the risks and rewards of ownership among their owners and other parties involved. The provisions of Interpretation No. 46 are effective immediately to all variable interest entities created after January 1, 2003 and variable interest entities in which an enterprise obtains an interest after that date. For variable interest entities created before this date, the provisions are generally effective March 15, 2004. The Company has no interest in any variable interest entities; therefore, this Interpretation has no impact on the Company’s financial position, results of operations or cash flows.

On February 7, 2003, the American Institute of Certified Public Accountants issued Technical Practice Aid (“TPA”) 5100.75, “Fair Value of PCS Renewals Based on Users Deployed and Software Revenue Recognition” and TPA 5100.76, “Fair Value in Multiple-Element Arrangements that Include Contingent Usage-Based Fees and Software Revenue Recognition.” Effective January 1, 2003, the Company implemented the provisions of TPA 5100.75 and TPA 5100.76 with no effect on its financial position, results of operations or cash flows.

RECLASSIFICATIONS: Certain reclassifications have been made to the 2002 and 2001 financial statements to conform to the 2003 presentation.

3. Acquisitions

On February 26, 2003 the Company acquired 100% of the shares in certain entities and assets (hereinafter collectively referred to as “CFX”) for a purchase price of approximately $21.7 million in cash. CFX is a leading supplier of computational fluid dynamics (“CFD”) software and services. By acquiring CFX, ANSYS broadened the scope of engineering physics solutions it can offer to its customers and gained access to new customers and geographic territories.

The total purchase price was allocated to the foreign and domestic assets and liabilities of CFX based upon estimated fair market values. The allocation, based upon foreign currency translation rates as of the date of acquisition, were approximately $11.5 million to identifiable intangible assets (including $9.5 million to core software technology to be amortized over five years, $900,000 to customer lists to be amortized over three years and $1.1 million to trademark) and $14.1 million to goodwill, $5.1 million of which is tax-deductible. The trademark is not being amortized as it has been determined to have an indefinite life.

The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition:

(in thousands)	At February 26, 2003
Current assets	$7,477
Property, plant and equipment	1,640
Intangible assets	11,500
Goodwill	14,076
Total assets acquired	34,693
Current liabilities	(11,009)
Other liabilities	(1,937)
Total liabilities assumed	(12,946)
Net assets acquired	$21,747

ANSYS, Inc. 2003 Annual Report 37

In valuing deferred revenue on the CFX balance sheet as of the acquisition date, the Company applied with the fair value provisions of Emerging Issues Task Force (“EITF”) Issue No. 01-3 “Accounting in a Business Combination for Deferred Revenue of an Acquiree.” In accordance with EITF 01-3, acquired deferred software license revenue of approximately $4.8 million was recorded on the opening balance sheet.

CFX reported revenue of approximately $19 million for its fiscal year ended March 31, 2002. The CFX business was a carve-out entity from the acquiree with significant intercompany transactions and, as a result, pro forma information on revenue, income before extraordinary items and the cumulative effect of accounting changes, net income and earnings per share are indeterminable.

In November 2001, ANSYS acquired CADOE, S.A. (“CADOE”), a company based in Lyon, France. The acquisition of CADOE’s stock included an up-front payment of approximately $3.9 million in cash, $900,000 of which was placed in escrow. The escrowed funds have since been released to the sellers in accordance with the completion of certain product development milestones and the resolution of outstanding indemnification claims. The total up-front purchase price was allocated to the assets and liabilities of CADOE based upon their estimated fair market values and included an allocation of $2.5 million to identifiable intangibles (including $2.0 million to core technology and $490,000 to non-compete agreements) and $1.3 million to goodwill, which is not tax deductible. The identified intangibles are being amortized over four to 10 years. The acquisition agreement provides for additional future cash payments if the acquired business achieves certain performance criteria in 2002, 2003 and 2004. Additional payments totaling $570,000 were made in 2003 and have resulted in an increase to goodwill. A final payment may be earned based on 2004 operational results. The acquisition of CADOE in November 2001 did not have a material impact on the results of operations for 2001.

The acquisitions of CFX and CADOE were accounted for as purchases and, accordingly, their operating results have been included in the Company’s consolidated financial statements since the dates of acquisition.

4. Other Current Assets

The Company reports accounts receivable related to the portion of annual lease licenses and software maintenance that has not yet been recognized as revenue as a component of other current assets. These amounts totaled $13.0 million and $11.5 million as of December 31, 2003 and 2002, respectively.

5. Property and Equipment

Property and equipment consists of the following:

(in thousands)	Estimated Useful Lives	December 31, 2003	December 31, 2002
Equipment	2-5 years	$11,816	$10,369
Computer software	1-5 years	6,376	4,296
Furniture	5-7 years	1,095	1,072
Leasehold improvements	5-7 years	899	885
		20,186	16,622
Less: accumulated depreciation and amortization		(14,385)	(12,320)
		$5,801	$4,302

Depreciation and amortization expense related to property and equipment was approximately $2.9 million, $2.3 million and $2.4 million for the years ended December 31, 2003, 2002 and 2001, respectively.

ANSYS, Inc. 2003 Annual Report 38

6. Goodwill and Other Intangible Assets

Goodwill represents the excess of the cost over the net tangible and identifiable intangible assets of acquired businesses. Identifiable intangible assets acquired in business combinations are recorded based upon fair market value at the date of acquisition.

Effective January 1, 2002, the Company adopted the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets.” This standard changed the accounting for goodwill and certain other intangible assets with indefinite useful lives from the amortization method to an impairment only approach. The standard also required a reassessment of the useful lives of identifiable intangible assets other than goodwill and at least an annual test for impairment of goodwill and intangibles with indefinite lives.

As of January 1, 2002, when adopting SFAS No. 142, the Company tested the goodwill and identifiable intangible assets attributable to each of its reporting units utilizing estimated discounted cash flow methodologies and market comparable information. The Company concluded that its goodwill was not impaired and that the useful lives of its identifiable intangible assets were appropriate except for the acquired trademark that was deemed to not be impaired but to have an indefinite life and amortization was ceased. The Company tests goodwill for impairment annually.

During the first quarter of 2003, the Company completed the annual impairment test for goodwill and intangibles with indefinite lives and determined these assets had not been impaired as of the test date, January 1, 2003. No events occurred or circumstances changed during the year ended December 31, 2003 that required an interim goodwill impairment test.

Prior to the adoption of the provisions of SFAS No. 142, substantially all of the Company’s goodwill and acquired trademarks were amortized on a straight-line basis over a period of five to 10 years. Prior to the adoption of SFAS No. 142, the Company had separately identified and valued the assembled workforce associated with a previous acquisition as an intangible asset. In accordance with the guidance in SFAS No. 142, the net unamortized balance of $1.5 million was reclassified to goodwill.

The following table sets forth the condensed consolidated pro forma results of operations for the years ended December 31, 2003, 2002 and 2001 as if SFAS No. 142 had been in effect for all periods:

	Year Ended December 31,
(in thousands, except per share data)	2003	2002	2001
Net income:
Reported net income	$21,313	$18,959	$13,692
Add back: Goodwill and trademark amortization, net	—	—	2,626
Adjusted net income	21,313	18,959	16,318

Earnings per share – basic:
Reported earnings per share – basic	1.42	1.30	.94
Add back: Goodwill and trademark amortization, net	—	—	.18
Adjusted earnings per share – basic	1.42	1.30	1.12

Earnings per share – diluted:
Reported earnings per share – diluted	1.34	1.22	.89
Add back: Goodwill and trademark amortization, net	—	—	.17
Adjusted earnings per share – diluted	$1.34	$1.22	$1.06

ANSYS, Inc. 2003 Annual Report 39

The changes in goodwill during the years ended 2003 and 2002 are as follows:

(in thousands)	Year Ended December 31,
	2003	2002
Beginning balance	$18,615	$16,412

CFX acquisition	14,076	—
Other acquisitions	872	2,097
Foreign exchange translation	1,588	266
Other	—	(160)

Ending balance	$35,151	$18,615

Identifiable intangible assets with finite lives continue to be amortized on a straight-line basis over their estimated useful lives (4 to 10 years) and are reviewed for impairment whenever events or circumstances indicate that the carrying amounts may not be recoverable.

As of December 31, 2003 and December 31, 2002, the Company’s intangible assets have estimated useful lives and are classified as follows:

	December 31, 2003		December 31, 2002
(in thousands)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:
Core technology (3-10 years)	$15,865	$(4,715)	$4,675	$(2,171)
Non-compete agreements (4-5 years)	2,481	(1,553)	2,367	(880)
Customer lists (5 years)	2,415	(1,218)	1,407	(657)

Total	$20,761	$(7,486)	$8,449	$(3,708)

Unamortized intangible assets:
Trademarks	$1,601		$357

Amortization expense for intangible assets was $3.5 million, $1.8 million and $1.4 million for the years ended December 31, 2003, 2002 and 2001, respectively, and is expected to be approximately $3.6 million, $3.3 million, $2.5 million, $2.4 million and $600,000 for the years ending December 31, 2004, 2005, 2006, 2007 and 2008, respectively.

ANSYS, Inc. 2003 Annual Report 40

7. Income Taxes

Income before income tax provision includes the following:

(in thousands)	December 31, 2003	December 31, 2002	December 31, 2001
Domestic	$32,126	$26,058	$18,497
Foreign	(1,452)	1,327	1,485
Total	$30,674	$27,385	$19,982

The provision for income taxes is comprised of the following:

(in thousands)	December 31, 2003	December 31, 2002	December 31, 2001
Current:
Federal	$7,132	$6,912	$5,562
State	1,126	582	318
Foreign	1,120	701	1,210
Deferred:
Federal	1,755	212	(696)
State	127	19	(104)
Foreign	(1,899)	—	—
Total	$9,361	$8,426	$6,290

The reconciliation of the U.S. federal statutory tax rate to the consolidated effective tax rate is as follows:

	December 31, 2003	December 31, 2002	December 31, 2001
Federal statutory tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	2.7	2.1	1.0
Research and experimentation credits	(2.8)	(1.5)	(1.5)
Non-deductible goodwill	—	—	3.5
Export benefits	(6.3)	(4.3)	(6.6)
Other	1.9	(0.5)	0.1
	30.5%	30.8%	31.5%

ANSYS, Inc. 2003 Annual Report 41

The components of deferred tax assets and liabilities are as follows:

(in thousands)	December 31, 2003	December 31, 2002
Deferred tax assets:
Goodwill	$2,318	$2,789
Other intangible assets	—	835
Acquired software	362	2,610
Allowance for doubtful accounts	630	420
Deferred revenue	2,731	1,523
Net operating loss carryforwards	835	—
Investments	746	—
Other	230	748
Valuation allowance	(746)	—
	7,106	8,925
Deferred tax liabilities:
Property and equipment	(502)	(125)
Other intangible assets	(1,593)	—
Other	(2,348)	(2,015)
	(4,443)	(2,140)
Net deferred tax assets	$2,663	$6,785

The deferred tax assets related to investments relate to impaired investments, the deduction for which may only be utilized to offset future capital gains. Based on the nature of the Company’s investments, it has determined that it is more likely than not that it will not experience these capital gains and, therefore, the Company has established a full valuation allowance against the related tax assets. Based upon the Company’s current and historical taxable income, and the anticipated level of future taxable income, management believes it is more likely than not that the remaining deferred tax assets will be realized. Accordingly, no valuation allowance has been established against those assets.

The Company has foreign operating loss carryforwards of approximately $2.3 million, which have no expiration date.

The Company has not provided for U.S. deferred income taxes or foreign withholding taxes on $6.6 million of its undistributed earnings for non-U.S. subsidiaries because these earnings are intended to be reinvested indefinitely.

8. Pension and Profit-Sharing Plans

The Company has historically maintained both a money purchase pension plan (the “Pension Plan”) and a 401(k) / profit-sharing plan (the “Profit-Sharing Plan”) for all qualifying full-time domestic employees. The Company also maintains various defined contribution pension arrangements for its international employees. The Pension Plan is a noncontributory plan and requires the Company to contribute 5% of each participant’s eligible compensation. The 401(k) feature of the Profit-Sharing Plan permits employee contributions up to 25% of eligible compensation. The Company makes matching contributions on behalf of each participant in an amount equal to 100% of the employee contribution up to a maximum of 5% of employee compensation. There is a five-year graduated vesting schedule for employer contributions. Under the profit-sharing provisions of the plan, the Company contribution is determined annually by the Board of Directors, subject to a maximum limitation of 5% of eligible compensation. On April 30, 2003, the Pension Plan and the Profit-Sharing Plan were merged into a

ANSYS, Inc. 2003 Annual Report 42

single plan, the ANSYS, Inc. Employees’ Retirement Program. The former benefits of the two plans were maintained for all domestic employees hired prior to January 1, 2004; however, the 5% annual pension contribution is now discretionary. Employees hired on or after January 1, 2004 receive a Company match of 50% of the employee contribution up to the first 6% of the employee’s compensation.

Total expense related to the Company’s retirement programs was $2.6 million in 2003, $1.9 million in 2002 and $2.1 million in 2001.

9. Non-Compete and Employment Agreements

Employees of the Company have signed covenant agreements under which they have agreed not to disclose trade secrets or confidential information, or to engage in or become connected with any business which is competitive with the Company anywhere in the world, while employed by the Company (and, in some cases, for specified periods thereafter), and that any products or technology created by them during their term of employment are the property of the Company. In addition, the Company requires all channel partners and resellers to enter into agreements not to disclose the Company’s trade secrets and other proprietary information.

In accordance with the acquisition of ICEM CFD Engineering in August 2000, the existing stockholders of ICEM CFD Engineering agreed to non-competition clauses restricting certain competitive business activities for periods of two or five years, depending on the involvement of each stockholder in the daily operations of the business. Additionally, the existing CADOE stockholders agreed to similar non-competition clauses for a period of four years in connection with the acquisition of CADOE by ANSYS.

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

The Company also has an agreement with the Chief Executive Officer. This agreement provides for, among other things, minimum severance payments totaling $300,000, in equal semi-monthly installments, through the later of the second anniversary of the termination date if the Chief Executive Officer is terminated without cause or when he accepts other employment. The Chief Executive Officer is subject to a two-year restriction on competition following termination of employment under the circumstances described in the contract.

10. Stock Option and Grant Plans

The Company has two stock option and grant plans — the 1994 Stock Option and Grant Plan (“1994 Stock Plan”) and the 1996 Stock Option and Grant Plan (“1996 Stock Plan”). The 1994 and 1996 Stock Plans, as amended, authorize the grant of up to 868,110 and 5,350,000 shares, respectively, of the Company’s common stock in the form of: (i) incentive stock options (“ISOs”), (ii) nonqualified stock options or (iii) the issuance or sale of common stock with or without vesting or other restrictions. Additionally, the 1996 Stock Plan permits the grant of common stock upon the attainment of specified performance goals and the grant of the right to receive cash dividends with the holders of the common stock as if the recipient held a specified number of shares of the common stock. No further grants may be made under the 1994 Stock Plan.

The 1994 and 1996 Stock Plans provide that: (i) the exercise price of an ISO must be no less than the fair value of the stock at the date of grant and (ii) the exercise price of an ISO held by an optionee who possesses more than 10% of the total combined voting power of all classes of stock must be no less than 110% of the fair market value of the stock at the time of grant. The Board of Directors has the authority to set expiration dates no later than ten years from the date of grant (or five years for an optionee who meets the 10% criteria), payment terms and other provisions for each grant. Shares associated with unexercised options or reacquired shares of common stock become available for options or issuances under the 1996 Stock Plan. The Compensation Committee of the Board of Directors may, at its sole discretion, accelerate or extend the date or dates on which all or any particular award or awards granted under the 1994 and 1996 Stock Plans may vest or be exercised. In the event of a merger, liquidation or sale of substantially all of the assets of the Company, the Board of Directors has the discretion to accelerate the vesting of the options granted under the 1994 and 1996 Stock Plans, except that options granted to Independent Directors vest automatically. Under certain scenarios, other optionees may also automatically vest upon the occurrence of such an event. In addition, the 1994 and 1996 Stock Plans and the grants issued thereunder terminate upon the effectiveness of any such transaction or event, unless a provision is made in connection with such transaction for the assumption of grants theretofore made. Under the 1996 Stock Plan, at the discretion of the Compensation Committee, any option may include a “reload” feature. Such feature allows an optionee exercising an option to receive, in addition to the number of shares of common stock due on the exercise, an additional option with an exercise price equal to the fair market value of the common stock on the date such additional option is granted.

ANSYS, Inc. 2003 Annual Report 43

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

Information regarding stock option transactions is summarized below:

	Year Ended December 31,
		2003		2002		2001
(options in thousands)	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding, beginning of year	2,770	$13.10	2,852	$11.60	2,763	$9.18
Granted	148	$27.50	443	$21.16	774	$17.53
Exercised	(672)	$10.58	(442)	$9.33	(582)	$8.87
Forfeited	(112)	$15.16	(83)	$14.33	(103)	$7.56
Outstanding, end of year	2,134	$14.74	2,770	$13.10	2,852	$11.60
Exercisable, end of year	1,192	$11.32	1,304	$9.71	1,117	$8.83

Information regarding stock options outstanding as of December 31, 2003 is summarized below:

	Options Outstanding			Options Exercisable
(options in thousands) Range of Exercise Prices	Options	Weighted Average Remaining Contractual Life	Weight Average Exercise Price	Options	Weighted Average Exercise Price
$ .40 - $2.40	63	2.07 years	$2.09	63	$2.09
$6.00 - $10.00	518	4.62 years	$8.26	503	$8.21
$10.13 - $14.08	589	6.37 years	$11.01	359	$10.83
$18.70 - $36.15	964	8.27 years	$21.22	267	$19.98

ANSYS, Inc. 2003 Annual Report 44

11. Stock Repurchase Program

On October 25, 2001, the Company announced that its Board of Directors had amended its common stock repurchase program to acquire up to an additional one million shares, or four million shares in total under the program that was initially announced in February 2000. Under this program, ANSYS repurchased no shares in 2003 and 504,900 shares in 2002. As of December 31, 2003, 1.1 million shares remained authorized for repurchase under the program.

12. Employee Stock Purchase Plan

The Company’s 1996 Employee Stock Purchase Plan (the “Purchase Plan”) was adopted by the Board of Directors on April 19, 1996 and was subsequently approved by the Company’s stockholders. Up to 210,000 shares of common stock may be sold under the Purchase Plan. The Purchase Plan is administered by the Compensation Committee. Offerings under the Purchase Plan commence on each February 1 and August 1, and have a duration of six months. An employee who owns or is deemed to own shares of stock representing in excess of 5% of the combined voting power of all classes of stock of the Company may not participate in the Purchase Plan.

During each offering, an eligible employee may purchase shares under the Purchase Plan by authorizing payroll deductions of up to 10% of his cash compensation during the offering period. The maximum number of shares which may be purchased by any participating employee during any offering period is limited to 960 shares (as adjusted by the Compensation Committee from time to time). Unless the employee has previously withdrawn from the offering, his accumulated payroll deductions will be used to purchase common stock on the last business day of the period at a price equal to 85% of the fair market value of the common stock on the first or last day of the offering period, whichever is lower. Under applicable tax rules, an employee may purchase no more than $25,000 worth of common stock in any calendar year. At December 31, 2003, 170,777 shares of common stock had been issued under the Purchase Plan of which 145,125 were issued as of December 31, 2002.

13. Leases

In January 1996, the Company entered into a lease agreement with an unrelated third party for a new corporate office facility, which the Company occupied in February 1997. The lease agreement is for ten years, with an option for five additional years, and includes scheduled rent increases at the end of the fifth year and tenth year, if the option is exercised. The Company incurred lease rental expense related to this facility of $1.4 million in 2003 and 2002, and $1.2 million in 2001. Future minimum lease payments for the next three years under the facility lease are $1.4 million per annum in 2004 through 2006.

The Company has also entered into various noncancellable operating leases for equipment and sales offices. Lease rental expense related to these leases totaled $2.1 million, $1.4 million and $1.2 million for the years ended December 31, 2003, 2002 and 2001, respectively. Future minimum lease payments under noncancellable operating leases for sales and development offices in effect at December 31, 2003 are $1.7 million in 2004, $1.1 million in 2005, $500,000 in 2006 and $200,000 in 2007.

14. Royalty Agreements

The Company has entered into various renewable, nonexclusive license agreements under which the Company has been granted access to the licensor’s patent technology and the right to sell the patent technology in the Company’s product line. Royalties are payable to developers of the software at various rates and amounts generally based upon unit sales or revenue. Royalty fees, which are included in cost of sales, were approximately $2.5 million, $1.0 million and $900,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

ANSYS, Inc. 2003 Annual Report 45

15. Geographic Information

Revenue by geographic area is as follows:

	Year Ended December 31,
(in thousands)	2003	2002	2001
United States	$39,512	$39,577	$38,693
Canada	3,365	1,863	1,659
United Kingdom	17,166	10,068	3,570
Germany	14,800	8,743	10,434
Japan	15,852	10,380	11,000
Other European	11,852	11,111	11,524
Other International	10,988	9,269	7,956
Total	$113,535	$91,011	$84,836

Long-lived assets (excluding deferred tax assets) by geographic area is as follows:

	December 31,
(in thousands)	2003	2002
United States	$28,675	$24,238
Europe	19,487	5,002
Other International	8,625	232
Total	$56,787	$29,472

16. Contingencies and Commitments

The Company had an outstanding irrevocable standby letter of credit for $1.7 million at December 31, 2003. This letter of credit is subject to annual renewal and was issued as a guarantee for damages that could be awarded related to a legal matter in which the Company was involved. The fair value of the letter of credit approximates the contract value based on the nature of the fee arrangements with the issuing bank. No material losses on this commitment have been incurred, nor are any anticipated.

From time to time the Company is involved in various legal proceedings, lawsuits and claims, including employment and contract matters considered normal to its business. Management believes, after consulting with legal counsel, that the ultimate liabilities, if any, resulting from such lawsuits and claims will not materially affect the Company’s financial position, liquidity or results of operations.

During 2003 the Company obtained an uncommitted and unsecured $10.0 million line of credit with a bank. Interest on any borrowings is at the bank’s prime rate or LIBOR, plus an applicable margin. The bank may demand repayment of the entire amount outstanding under the line of credit at any time and for any reason without notice. The Company, in lieu of a fee for the line of credit, has agreed to maintain certain deposits, which range from $5 million to $10 million, depending on the deposit type, with the bank. No borrowings occurred under this line of credit during 2003.

ANSYS, Inc. 2003 Annual Report 46

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

	Fiscal Quarter Ended
(in thousands, except per share data)	December 31, 2003	September 30, 2003	June 30, 2003	March 31, 2003
Revenue	$33,254	$28,038	$27,643	$24,600
Gross profit	27,706	22,742	21,580	20,002
Operating income	10,428	7,919	6,003	5,967
Net income	7,201	5,361	4,472	4,279
Earnings per share – basic	.47	.36	.30	.29
Earnings per share – diluted	.45	.33	.29	.27
Common stock price per share(1):
High	41.29	40.00	31.37	24.40
Low	34.61	31.63	24.03	18.51

	Fiscal Quarter Ended
(in thousands, except per share data)	December 31, 2002	September 30, 2002	June 30, 2002	March 31, 2002
Revenue	$25,267	$21,745	$22,734	$21,265
Gross profit	21,817	18,361	19,550	18,052
Operating income	9,301	5,800	6,468	5,505
Net income	6,269	4,082	4,720	3,888
Earnings per share – basic	.43	.28	.32	.27
Earnings per share – diluted	.41	.26	.30	.25
Common stock price per share(1):
High	21.50	23.99	29.12	27.28
Low	14.01	16.90	18.36	21.90

(1)	The Company’s common stock trades on the Nasdaq National Market tier of the Nasdaq Stock Market under the symbol: ANSS. The common stock prices shown are based on the Nasdaq daily closing stock price.

The Company has not paid cash dividends on its common stock as it has retained earnings for use in its business. The Company intends to review its policy with respect to the payment of dividends from time to time; however, there can be no assurance that any dividends will be paid in the future.

On February 8, 2004, there were 197 stockholders of record and approximately 4,600 beneficial stockholders of the Company’s common stock.

ANSYS, Inc. 2003 Annual Report 47

Corporate Information

Stockholder Information

Requests for information about the Company should be directed to:

Lisa M. O’Connor, Treasurer

ANSYS, Inc.

Southpointe

275 Technology Drive

Canonsburg, PA 15317

U.S.A.

Telephone: 724.514.1782

Report on Form 10-K

Stockholders may obtain additional financial information about ANSYS, Inc. from the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission. Copies are available from the Company without charge upon written request.

Stock Listing

ANSS (Nasdaq Listed)

Counsel

Goodwin Procter LLP, Boston, MA

Annual Meeting

The Annual Meeting of Stockholders will be held on May 6, 2004 at

2:00 p.m. Eastern Time at:

The Southpointe Club

360 Southpointe Blvd.

Canonsburg, PA 15317

U.S.A.

Transfer Agent

Mellon Investor Services LLP, South Hackensack, NJ

www.melloninvestor.com

Independent Auditors

Deloitte & Touche LLP, Pittsburgh, PA

Headquarters

ANSYS, Inc.

Southpointe

275 Technology Drive

Canonsburg, PA 15317

U.S.A.

Telephone: 1.866.ANSYS.AI or 724.746.3304

http://www.ansys.com

ANSYS, Inc. is an Equal Opportunity Employer. As such, it is the Company’s policy to promote equal employment opportunity and to prohibit discrimination on the basis of race, color, religion, sex, age, national origin, disability or status as a veteran in all aspects of employment including recruiting, hiring, training or promoting personnel. In fulfilling this commitment, the Company shall comply with the letter and spirit of the laws, regulations and Executive Orders governing equal opportunity in employment; including the Civil Rights Act of 1964, Executive Order 11246, Revised Order Number 4 and amendments thereto.

ANSYS, DesignSpace, ANSYS DesignModeler, ANSYS DesignXplorer VT, ANSYS DesignXplorer, ANSYS ProFEA, ANSYS Emax, ANSYS Workbench environment, CFX, AI*Environment, CADOE S.A. and any and all ANSYS, Inc. product names are registered trademarks or trademarks of subsidiaries of ANSYS, Inc. located in the United States or other countries. NASTRAN is a registered trademark of the National Aeronautics and Space Administration. All other product names mentioned are trademarks or registered trademarks of their respective manufacturers.