Form 10-K, Exhibit 13
period 2004-12-31
ANSYS INC
filed 2005-03-10
CIK 1013462

EXHIBIT 13.1

2004 ANNUAL REPORT TO STOCKHOLDERS

ANSYS, Inc. 2004 Annual Report 1

FINANCIAL HIGHLIGHTS

	Year Ended December 31,
(in thousands, except per share data)	2004	2003	2002	2001	2000
Total revenue	$134,539	$113,535	$91,011	$84,836	$74,467
Operating income	45,978	30,317	27,074	18,548	19,579
Net income	34,567	21,313	18,959	13,692	16,310
Earnings per share – basic (1)	$1.12	$0.71	$0.65	$0.47	$0.52
Weighted average shares – basic (1)	30,955	29,916	29,196	29,108	31,608
Earnings per share – diluted (1)	$1.05	$0.67	$0.61	$0.44	$0.50
Weighted average shares – diluted (1)	32,978	31,876	31,188	30,876	32,538
Total assets	$239,646	$180,559	$127,001	$117,762	$101,120
Working capital	120,077	69,074	56,883	40,033	40,046
Long-term liabilities	—	—	—	—	—
Stockholders’ equity	175,469	127,074	91,393	74,393	69,364
Cash provided by operating activities	51,366	38,806	22,116	23,638	22,850
Return on average stockholders’ equity	23%	20%	23%	19%	24%
Return on average total assets	16%	14%	15%	13%	17%

(1)	The capital accounts, share data, and earnings per share data in this report give effect to the two-for-one stock split, effective October 4, 2004, applied retroactively, to all periods presented.

ANSYS, Inc. 2004 Annual Report 10

FINANCIAL CONTENT

Management’s Discussion and Analysis of Financial Condition and Results of Operations	11

Reports of Independent Registered Public Accounting Firm	27, 28

Management’s Assessment of Internal Control	28

Consolidated Balance Sheets	29

Consolidated Statements of Income	30

Consolidated Statements of Cash Flow	31

Consolidated Statements of Stockholders’ Equity	32

Notes to Consolidated Financial Statements	33

Quarterly Financial Information (Unaudited)	46

Corporate Information	47

ANSYS, Inc. 2004 Annual Report 11

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

ANSYS, Inc.’s (the “Company”) results for the year ended December 31, 2004 reflect revenue growth of 19% and diluted earnings per share growth of 57%. These results were impacted by various factors, including higher revenues from the Company’s software products and services, a full twelve months of CFX (acquired February 2003) operating results in 2004 as compared to ten months in 2003, an improvement in operating margins and foreign currency fluctuations.

ANSYS, Inc. develops and globally markets engineering simulation software and technologies widely used by engineers and designers across a broad spectrum of industries, including aerospace, automotive, manufacturing, electronics and biomedical. Headquartered at Southpointe in Canonsburg, Pennsylvania, the Company employs approximately 550 people and focuses on the development of open and flexible solutions that enable users to analyze designs directly on the desktop, providing a common platform for fast, efficient and cost-conscious product development, from design concept to final-stage testing and validation. The Company distributes its ANSYS®, ANSYS Workbench™, CFX®, DesignSpace™, ICEM CFD™, and CADOE™ products through a global network of channel partners, in addition to its own direct sales offices in strategic, global locations. It is the Company’s intention to continue to maintain this mixed sales and distribution model.

The Company licenses its technology to businesses, educational institutions and governmental agencies. The growth in the Company’s revenues is affected by the strength of the economy, general business conditions, customer budgetary constraints and the competitive position of the Company’s products. The Company believes that the features, functionality and integrated multiphysics capabilities of its software products are as strong as they have ever been. However, the software business is generally characterized by long sales cycles. These long sales cycles increase the difficulty of predicting sales for any particular quarter. As a result, the Company believes that its overall performance is best measured by fiscal year results rather than by quarterly results.

The following discussion should be read in conjunction with the audited consolidated financial statements and notes thereto included elsewhere in this Annual Report. The Company’s discussion and analysis of its financial condition and results of operations are based upon ANSYS’ consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires ANSYS to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, ANSYS evaluates its estimates, including those related to bad debts, valuation of investments, valuation of goodwill, valuation of intangible assets, income taxes, and contingencies and litigation. ANSYS bases its estimates on historical experience, estimated future cash flows and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including the following statements, as well as statements which contain such words as “anticipates,” “intends,” “believes,” “plans” and other similar expressions:

•	The Company’s intention to continue to maintain a mixed sales and distribution model.

•	The Company’s intentions related to significant investments in global sales and marketing, and research and development.

•	The impact on general and administrative costs due to the ongoing costs associated with the Sarbanes-Oxley Act of 2002.

•	Increased exposure to volatility of foreign exchange rates and of domestic and foreign tax laws in future periods.

•	Plans related to future capital spending.

•	The sufficiency of existing cash and cash equivalent balances to meet future working capital and capital expenditure requirements.

•	Management’s assessment of the ultimate liabilities arising from various investigations, claims and legal proceedings.

•	Management’s assessment of its ability to realize deferred tax assets.

•	Management’s intention regarding the reinvestment of undistributed foreign earnings.

The Company’s actual results could differ materially from those set forth in the forward-looking statements due to various risks and uncertainties which are detailed in “Important Factors Regarding Future Results” beginning on page 21.

ANSYS, Inc. 2004 Annual Report 12

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

The acquisition of CFX was accounted for as a purchase, and accordingly, its operating results have been included in ANSYS, Inc.’s consolidated financial statements since the date of acquisition.

On January 5, 2005, the Company signed a definitive agreement to acquire Century Dynamics, Inc., a leading provider of sophisticated simulation software for solving linear, nonlinear, explicit and multi-body hydro-dynamics problems, for an initial purchase price of approximately $5.6 million in cash. In addition, the agreement provides for future payments contingent upon the attainment of certain performance criteria, which may result in an increase to goodwill. The acquisition of Century Dynamics, Inc. expands the Company’s product offerings and allows it to deliver a more complete and comprehensive solution to its customers. The operating results for Century Dynamics, Inc. will be included with the Company’s operating results from the date of acquisition, January 5, 2005. The Company has not yet completed the purchase accounting for the assets and liabilities acquired. After allocation to the identifiable assets and liabilities, the remaining excess of the purchase price over the value of net assets acquired will be attributed to goodwill.

ANSYS, Inc. 2004 Annual Report 13

Results of Operations

As previously discussed, the Company completed the acquisition of CFX on February 26, 2003. Accordingly, the results of operations for 2004 and 2003 contain twelve and ten months of CFX activity, respectively.

For purposes of the following discussion and analysis, the table below sets forth certain consolidated financial data for the years 2004, 2003 and 2002.

	Year Ended December 31,
(in thousands)	2004	2003	2002
Revenue:
Software licenses	$71,326	$58,408	$48,177
Maintenance and service	63,213	55,127	42,834

Total revenue	134,539	113,535	91,011

Cost of sales:
Software licenses	4,840	5,365	3,897
Amortization of software and acquired technology	3,030	3,028	1,471
Maintenance and service	13,437	13,112	7,863

Total cost of sales	21,307	21,505	13,231

Gross profit	113,232	92,030	77,780
Operating expenses:
Selling and marketing	24,984	24,777	20,089
Research and development	26,281	23,792	19,605
Amortization	1,149	1,055	818
General and administrative	14,840	12,089	10,194

Total operating expenses	67,254	61,713	50,706

Operating income	45,978	30,317	27,074
Other income, net	1,923	357	311
Income before income tax provision	47,901	30,674	27,385
Income tax provision	13,334	9,361	8,426

Net income	$34,567	$21,313	$18,959

ANSYS, Inc. 2004 Annual Report 14

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

REVENUE: The Company’s total revenue increased 18.5% from $113.5 million in 2003 to $134.5 million in 2004. The 2004 CFX revenue was approximately $28.1 million, as compared with the 2003 post-acquisition CFX-related revenue of $19.2 million.

On average, for the year ended December 31, 2004, the U.S. Dollar was approximately 9.0% weaker, when measured against the Company’s primary foreign currencies, than for the year ended December 31, 2003. The fluctuation in foreign currency resulted in increased revenue and operating income during 2004, as compared with 2003, of approximately $3.7 million and $1.7 million, respectively.

International and domestic revenues, as a percentage of total revenue, were 66.4% and 33.6%, respectively, during the year ended December 31, 2004 and 65.2% and 34.8%, respectively, in the year ended December 31, 2003.

Software license revenue increased 22.1% in 2004 to $71.3 million from $58.4 million during the 2003 year. Approximately $7.9 million of the increase relates to higher revenue from CFX products. Three factors contributed to the higher CFX revenue and include: the growth of the business over 2003, a full twelve months of CFX revenue in 2004 as compared to ten months in 2003 and a $2.7 million reduction in the adverse impact on reported CFX license revenue related to the accounting for acquired deferred revenue which is further discussed below. Also contributing to the increase was approximately $5.0 million in newly generated software license revenue from the Company’s non-CFX products.

Maintenance and service revenue increased 14.7% from $55.1 million in 2003 to $63.2 million in 2004. This change was primarily the result of increased maintenance revenue related to contracts sold in association with perpetual license sales.

A substantial portion of the Company’s maintenance revenue is derived from annual maintenance contracts. These contracts are generally renewed on an annual basis and have a high rate of customer renewal. In addition to the recurring revenue base associated with these contracts, a majority of customers purchasing new perpetual licenses also purchase related annual maintenance contracts. As a result of the significant recurring revenue base, the Company’s maintenance revenue growth rate in any period does not necessarily correlate to the growth rate of new maintenance contracts sold during that period. To the extent the rate of customer renewal for maintenance contracts remains at current levels, incremental maintenance contracts sold with new perpetual licenses will result in maintenance revenue growth.

In valuing deferred revenue for inclusion on the CFX opening balance sheet as of the acquisition date, February 26, 2003, the Company complied with the fair value provisions of Emerging Issues Task Force (“EITF”) Issue No. 01-3 “Accounting in a Business Combination for Deferred Revenue of an Acquiree.” In accordance with EITF 01-3, acquired deferred software license revenue of approximately $4.8 million was recorded on the acquisition date balance sheet for CFX. This amount was approximately $3.4 million lower than the historical carrying value. Although this purchase accounting requirement had no impact on the Company’s business or cash flow, it adversely impacted the Company’s reported software license revenue under accounting principles generally accepted in the United States of America (“GAAP”) post-acquisition. The adverse impact on reported revenue under GAAP was approximately $300,000 and $3.0 million for the years ended December 31, 2004 and 2003, respectively.

COSTS OF SALES AND GROSS PROFIT: The Company’s total cost of sales decreased to $21.3 million, or 15.8% of total revenue, in 2004 from $21.5 million, or 18.9% of total revenue, in 2003. The decrease during the 2004 period as compared to the 2003 period was primarily related to a reduction of $600,000 in third party royalties and a $600,000 reduction associated with technical and other consulting support. These changes were partially offset by an additional $1.1 million in costs associated with CFX due to a full twelve months of activity in the current year as compared to only ten months of activity in the prior year.

As a result of the changes in revenue and cost of sales, the Company’s gross profit increased 23.0% to $113.2 million in 2004 from $92.0 million in 2003.

SELLING AND MARKETING: Total selling and marketing expenses increased from $24.8 million, or 21.8% of total revenue, in 2003 to $25.0 million, or 18.6% of total revenue, in 2004. The 2004 increase is a result of $700,000 in additional costs related to CFX, mainly the result of the inclusion of a full twelve months of CFX operational activity in 2004 as compared to only ten months in 2003, and $400,000 related to the Company’s biennial users’ conference. These increases were partially offset by a $900,000 reduction in global marketing and advertising costs.

The Company anticipates that it will make investments throughout 2005 in its global sales and marketing organization to enhance major account sales activities and to support its worldwide distribution and marketing strategies.

ANSYS, Inc. 2004 Annual Report 15

RESEARCH AND DEVELOPMENT: Research and development expenses increased in 2004 to $26.3 million, or 19.5% of total revenue, from $23.8 million, or 21.0% of total revenue, in the year ended December 31, 2003. The increase primarily resulted from an approximate $1.5 million increase in total compensation and headcount related costs and $900,000 in additional costs related to CFX, mainly the result of the inclusion of a full twelve months of CFX operational activity in 2004 as compared to only ten months in 2003.

The 2004 and 2003 costs were reduced by approximately $500,000 and $600,000, respectively, for amounts capitalized related to internal software development activities.

The Company has traditionally invested significant resources in research and development activities and intends to continue to make significant investments in this area.

AMORTIZATION: Amortization expense remained consistent at approximately $1.1 million in both 2004 and 2003.

GENERAL AND ADMINISTRATIVE: General and administrative expenses increased $2.8 million in 2004 to $14.8 million, or 11.0% of total revenue, as compared to $12.1 million, or 10.6% of total revenue, in 2003. The 2004 period includes additional costs of approximately $1.2 million related to increased salaries, incentive compensation and related payroll taxes, $800,000 of third party compliance costs associated with the Sarbanes-Oxley Act of 2002 (the “Act”) and $500,000 related to a full versus partial year of CFX expenses. Costs to comply with the provisions of the Act, including legal, accounting and consulting fees, will be ongoing.

OTHER INCOME: Other income increased to $1.9 million for the year ended December 31, 2004 as compared with $400,000 for the 2003 year. The net increase was a result of the following three factors:

Foreign Currency Translation - During 2004 the Company had a net foreign exchange gain of $200,000 as compared with a gain of $400,000 for 2003. Because the CFX acquisition consisted primarily of non-U.S. locations, the Company, for the foreseeable future, will have increased exposure to volatility of foreign exchange rates. The Company is most impacted by movements among and between the Canadian Dollar, British Pound, Euro and the U.S. Dollar.

Investment Income - Interest and dividend income increased by approximately $1.0 million in the year ended December 31, 2004, as compared with the year ended December 31, 2003. The increase in investment income is a result of an increased level of funds invested as well as higher interest rates in 2004 as compared with 2003.

Other - During the year ended December 31, 2003, the Company recorded other-than-temporary impairment losses on equity and cost-basis investments of approximately $600,000, and the Company also recorded losses of approximately $100,000 for investments accounted for under the equity method. These losses did not recur in 2004. The current net book value of equity and cost-basis investments is zero.

INCOME TAX PROVISION: The Company’s effective tax rate was 27.8% in 2004 as compared to 30.5% in 2003. These rates are lower than the federal and state combined statutory rate as a result of export benefits, as well as the generation of research and experimentation credits. The effective tax rate in 2004 was also favorably impacted by the one-time tax benefit discussed in the following paragraph.

During 2004, the Company and the Internal Revenue Service (IRS) settled and closed the audits of the Company’s 2001, 2002 and 2003 federal income tax returns. The Company provides in the financial statements an estimate for income taxes based on its tax filing positions and interpretations of existing tax law. Changes in estimates are reflected in the year of settlement or expiration of the statute of limitations. As a result of the federal income tax returns for 2001, 2002 and 2003 being settled and closed, the Company adjusted its estimated accrued income tax balance related to those years by recording a one-time tax benefit and reducing the tax accrual by approximately $1.1 million.

In November 2000, the United States enacted the Foreign Sales Corporation (“FSC”) Repeal and Extraterritorial Income Exclusion Act (the “ETI Act”) in response to a challenge from the World Trade Organization (“WTO”) that the existing tax benefits provided by foreign sales corporations were prohibited tax subsidies. The ETI Act generally repealed the foreign sales corporation and implemented an extraterritorial income (“ETI”) tax benefit. Upon introduction of the ETI tax benefit, the European Union (“EU”) stated that it did not believe the ETI Act provisions bring U.S. tax law into WTO-compliance and asked the WTO to rule on the matter. On August 30, 2002, the WTO ruled that the EU may impose up to $4 billion per year in retaliatory duties against U.S. exports.

ANSYS, Inc. 2004 Annual Report 16

In October 2004, the American Jobs Creation Act of 2004 was signed into law and included replacement legislation for the FSC/ETI. This bill retains FSC grandfather rules and ETI benefits for transactions in the ordinary course of business under binding contracts with unrelated persons in effect on September 17, 2003. The phase-out of the ETI associated with the pending legislation is summarized as follows:

ETI Phase-out
2004	No effect
2005	80% of otherwise-applicable benefits
2006	60% of otherwise-applicable benefits
2007 - beyond	ETI fully eliminated

In addition to repealing the ETI tax benefits, the American Jobs Creation Act of 2004 provides significant tax relief for domestic manufacturers. Effective for taxable years beginning after December 31, 2004, qualifying entities will be able to deduct a certain percentage (as defined below) of the lesser of their qualified production activities income or their taxable income for a taxable year. The deduction, however, will be limited to 50% of an employer’s W-2 wages for a taxable year. Beginning in 2010, when the 9% deduction is fully phased in, corporations facing a marginal tax rate of 35% would be subject to an effective tax rate of 31.85% on qualifying income.

Manufacturing Income Deduction Phase-in
2004	No effect
2005 - 2006	3% applicable deduction for qualified income
2007 - 2009	6% applicable deduction for qualified income
2010 - beyond	9% applicable deduction for qualified income

In 2004, export benefits reduced the Company’s effective tax rate by approximately 4.2%. The impact of the above legislation on the Company’s effective tax rate in 2005 is not expected to be significant. The Company is currently analyzing the impact on its effective tax rate for years beyond 2005. Any other prospective changes regarding tax benefits associated with the Company’s export sales or other federal and state tax planning vehicles may adversely impact the Company’s effective tax rate and decrease its net income in future periods.

The Company makes significant estimates in determining its worldwide income tax provision. These estimates involve complex tax regulations in a number of jurisdictions across the Company’s global operations and are subject to many transactions and calculations where the ultimate tax outcome is uncertain. Although the Company believes that its estimates are reasonable, the final outcome of tax matters could be different than the estimates reflected in the historical income tax provision and related accruals. Such differences could have a material impact on income tax expense and net income in the period in which such determination is made.

NET INCOME: The Company’s net income increased 62.2% to $34.6 million, or $1.05 diluted earnings per share, in 2004 as compared to net income of $21.3 million, or $0.67 diluted earnings per share, in 2003. The weighted average common and common equivalent shares used in computing diluted earnings per share were 33.0 million in 2004 and 31.9 million in 2003.

ANSYS, Inc. 2004 Annual Report 17

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

REVENUE: The Company’s total revenue increased 24.7% from $91.0 million in 2002 to $113.5 million in 2003. Total revenue in 2003 included approximately $19.2 million related to CFX, which was acquired during the first quarter of 2003.

On average, for the year ended December 31, 2003, the U.S. Dollar was approximately 12.3% weaker, when measured against the Company’s primary foreign currencies, than for the year ended December 31, 2002. The fluctuation in foreign currency resulted in increased revenue and operating income during 2003, as compared with 2002, of approximately $2.1 million and $1.2 million, respectively.

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

As previously mentioned, in accordance with EITF 01-3, acquired deferred software license revenue of approximately $4.8 million was recorded on the CFX opening balance sheet. This amount was approximately $3.4 million lower than the historical carrying value. The adverse impact on reported revenue under GAAP was approximately $3.0 million for the year ended December 31, 2003.

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

SELLING AND MARKETING: Total selling and marketing expenses increased from $20.1 million, or 22.1% of total revenue, in 2002 to $24.8 million, or 21.8% of total revenue, in 2003. The 2003 increase of $4.7 million resulted primarily from approximately $4.0 million associated with the addition of the CFX operations since the acquisition date and approximately $600,000 from increased third party royalties and commissions.

RESEARCH AND DEVELOPMENT: Research and development expenses increased in 2003 to $23.8 million, or 21.0% of total revenue, from $19.6 million, or 21.5% of total revenue, in the year ended December 31, 2002. The increase primarily resulted from approximately $3.9 million related to the addition of the CFX operations since the acquisition date. Also contributing to the increase were approximately $800,000 in higher salaries and related headcount costs associated with the Company’s core development activities. The 2003 and 2002 expenses were each reduced by approximately $600,000 for amounts capitalized related to internal software development activities.

AMORTIZATION: Amortization expense increased to $1.1 million in 2003, as compared with $800,000 in 2002. The increase is associated with amortization expense for customer lists acquired in the CFX acquisition.

GENERAL AND ADMINISTRATIVE: General and administrative expenses increased $1.9 million in 2003 to $12.1 million, or 10.6% of total revenue, as compared to $10.2 million, or 11.2% of total revenue, in 2002. Increased costs of approximately $2.8 million related to the CFX acquisition were partially offset by approximately $500,000 in reduced legal expenses.

ANSYS, Inc. 2004 Annual Report 18

OTHER INCOME: Other income increased slightly to $400,000 for the year ended December 31, 2003 as compared with $300,000 for the 2002 year. This change was the result of the following three factors:

Foreign Currency Translation - During 2003 the Company had a net foreign exchange gain of $400,000 as compared with a gain of $100,000 for 2002.

Investment Income - Interest and dividend income decreased by approximately $200,000 in the year ended December 31, 2003, as compared with the year ended December 31, 2002. The decrease resulted from a decline in interest rates.

Other - During the years ended December 31, 2003 and 2002, the Company recorded other-than-temporary impairment losses on equity and cost-basis investments of approximately $600,000 and $500,000, respectively. During both 2003 and 2002, the Company also recorded losses of approximately $100,000 per year for investments accounted for under the equity method.

INCOME TAX PROVISION: The Company’s effective tax rate was 30.5% in 2003 as compared to 30.8% in 2002. These rates are lower than the federal and state combined statutory rate as a result of export benefits, as well as the generation of research and experimentation credits.

NET INCOME: The Company’s net income increased 12.4% to $21.3 million, or $0.67 diluted earnings per share, in 2003 as compared to net income of $19.0 million, or $0.61 diluted earnings per share, in 2002. The weighted average common and common equivalent shares used in computing diluted earnings per share were 31.9 million in 2003 and 31.2 million in 2002.

Liquidity and Capital Resources

As of December 31, 2004, the Company had cash, cash equivalents and short-term investments totaling $138.4 million and working capital of $120.1 million, as compared to cash, cash equivalents and short-term investments of $83.0 million and working capital of $69.1 million at December 31, 2003. The short-term investments are generally investment-grade and liquid, which allows the Company to minimize interest rate risk and to facilitate liquidity in the event an immediate cash need arises.

The Company’s operating activities provided cash of $51.4 million in 2004, $38.8 million in 2003 and $22.1 million in 2002. The increase in cash generated from operations in 2004 compared to 2003 was primarily the result of $13.3 million in increased earnings after the effect of non-cash expenses, such as depreciation, amortization and deferred income taxes. This increase was partially offset by a net decrease in cash of $800,000 from other working capital fluctuations.

Cash used for investing activities was $53.2 million in 2004 and $15.9 million in 2003, as compared with cash provided by investing activities of $2.9 million in 2002. In 2004, the Company purchased approximately $49.5 million more in short-term investments than related maturities. In addition, the Company spent approximately $3.2 million on capital expenditures. During 2003, cash outlays of $21.7 million related to the acquisition of CFX and $2.8 million for capital expenditures were partially offset by approximately $10.0 million in net maturities of short-term investments. In 2002, net maturities of short-term investments were partially offset by business acquisition payments and capital expenditures.

Financing activities provided $5.9 million of cash in 2004 and $7.5 million of cash in 2003 as compared with cash used of $7.5 million in 2002. During each of the three years the Company received proceeds from the exercise of stock options and the issuance of common stock under the Employee Stock Purchase Plan. In 2002, these amounts were more than offset by cash outlays related to the purchase of treasury stock.

The Company’s cash and short-term investment balance at December 31, 2004 of $138.4 million exceeds the Company’s total cash expenditures in 2004. As such, the Company believes that existing cash and short-term investments, together with cash generated from 2005 operations, will be sufficient to meet the Company’s working capital and capital expenditure requirements through at least the next fiscal year. The Company’s cash requirements in the future may also be financed through additional equity or debt financings. There can be no assurance that such financings can be obtained on favorable terms, if at all.

ANSYS, Inc. 2004 Annual Report 19

The Company continues to generate positive cash flows from operating activities and believes that the best use of its excess cash is to grow the business and, under certain conditions, repurchase stock. Additionally, the Company has in the past and expects in the future to acquire or make investments in complementary companies, products, services and technologies. The Company believes it can fund future acquisitions with available cash and investments, cash generated from operations, existing or additional credit facilities, or from the issuance of additional securities.

The Company does not have any special purpose entities or off-balance sheet financing arrangements.

The Company’s significant contractual obligations as of December 31, 2004 are summarized below:

	Payments Due by Period
(in thousands)	Total	Within 1 year	2 – 3 years	4 – 5 years	After 5 years
Long-term debt	$—	$—	$—	$—	$—
Corporate office lease	13,539	1,241	2,481	2,670	7,147
Other office leases	4,316	1,698	1,882	665	71
Unconditional purchase obligations	1,292	810	482	—	—
Other long-term obligations	—	—	—	—	—

Total contractual cash obligations	$19,147	$3,749	$4,845	$3,335	$7,218

The Company has no outstanding long-term debt; however, during 2003 the Company obtained an uncommitted and unsecured $10.0 million line of credit with a bank. Interest on any borrowings is at the bank’s prime rate or LIBOR, plus an applicable margin. The bank may demand repayment of the entire amount outstanding under the line of credit at any time and for any reason without notice. The Company, in lieu of a fee for the line of credit, has agreed to maintain certain deposits, which range from $5 million to $10 million, depending on the deposit type, with the bank. No borrowings occurred under this line of credit during 2004 or 2003.

The Company’s significant contractual obligations as of December 31, 2004 primarily include lease commitments for its corporate office facility, as well as various noncancellable operating leases for equipment and sales offices. In May 2004, the Company entered into the first amendment to its corporate headquarters lease agreement, with an effective date of January 1, 2004. Under the new amendment, the corporate office facility lease agreement includes a commitment through 2014, with an option for five additional years.

The Company has ongoing employment agreements with certain employees, including the Chairman of the Board of Directors and the Chief Executive Officer. The terms of these employment agreements generally include annual compensation, severance payment provisions and non-competition clauses. The employment agreements terminate upon the occurrence of certain events described in the contracts.

Additionally, the Company had an outstanding irrevocable standby letter of credit for $1.7 million at December 31, 2004. This letter of credit is subject to annual renewal and was issued as a guarantee for damages that could be awarded related to a legal matter in which the Company was involved. The fair value of the letter of credit approximates the contract value based on the nature of the fee arrangements with the issuing bank. No material losses on this commitment have been incurred, nor are any anticipated.

ANSYS, Inc. 2004 Annual Report 20

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

ANSYS makes significant estimates in determining its worldwide income tax provision. These estimates involve complex tax regulations in a number of jurisdictions across the Company’s global operations and are subject to many transactions and calculations where the ultimate tax outcome is uncertain. Although the Company believes that its estimates are reasonable, the final outcome of tax matters could be different than the estimates reflected in the historical income tax provision and related accruals. Such differences could have a material impact on income tax expense and net income in the period in which such determination is made.

ANSYS tests goodwill and intangibles with indefinite lives for impairment at least annually by comparing the fair value of each asset to its carrying value. Fair value is estimated using the discounted cash flow and other valuation methodologies. In preparing the estimate of fair value, the Company relies on a number of factors, including historical operating results, business plans, anticipated future cash flows, economic projections and other market data. Because there are inherent uncertainties involved in these factors, the Company’s estimates of fair value are imprecise and the resulting carrying value of goodwill and intangible assets may be misstated.

ANSYS is involved in various investigations, claims and legal proceedings that arise in the ordinary course of its business activities. The Company reviews the status of these matters, assesses its financial exposure and records a related accrual if the potential loss from an investigation, claim or legal proceeding is probable and the amount is reasonably estimable. Significant judgment is involved in the determination of probability and in the determination of whether an exposure is reasonably estimable. As a result of the uncertainties involved in making these estimates, the Company may have to revise its estimates as facts and circumstances change. The revision of these estimates could have a material impact on the Company’s results of operations and financial position.

ANSYS, Inc. 2004 Annual Report 21

Recently Issued and Adopted Accounting Pronouncements

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities.” Interpretation No. 46 requires unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse the risks and rewards of ownership among their owners and other parties involved. The provisions of Interpretation No. 46 were generally effective immediately to all variable interest entities created after January 31, 2003, and variable interest entities in which an enterprise obtained an interest after that date. For variable interest entities created before this date, the provisions were effective March 15, 2004. The Company has no interest in any variable interest entities; therefore, this Interpretation has no impact on the Company’s financial position, results of operations or cash flows.

In December 2004, the FASB issued a revised version of FASB Statement No. 123, “Accounting for Stock-Based Compensation.” The statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The cost will be recognized over the period during which an employee is required to provide service in exchange for the award, typically the vesting period. For public entities, the revised statement is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. The Company currently estimates that the adoption of this statement will reduce its net income by approximately $1.6 – $2.0 million in 2005.

In December 2004, the FASB issued Statement No. 153, “Exchanges of Nonmonetary Assets.” Statement 153 addresses the measurement of exchanges of nonmonetary assets and redefines the scope of transactions that should be measured based on the fair value of the assets exchanged. Statement 153 is effective for fiscal periods beginning after June 15, 2005. The Company does not expect that the adoption of this statement will have a material impact on its financial position, results of operations or cash flows.

Important Factors Regarding Future Results

Information provided by the Company or its spokespersons, including information contained in this Annual Report to Stockholders, may from time to time contain forward-looking statements concerning projected financial performance, market and industry sector growth, product development and commercialization or other aspects of future operations. Such statements will be based on the assumptions and expectations of the Company’s management at the time such statements are made. The Company cautions investors that its performance (and, therefore, any forward-looking statement) is subject to risks and uncertainties. Various important factors including, but not limited to, the following may cause the Company’s future results to differ materially from those projected in any forward-looking statement.

POTENTIAL FLUCTUATIONS IN OPERATING RESULTS: The Company may experience significant fluctuations in future quarterly operating results. Fluctuations may be caused by many factors, including the timing of new product releases or product enhancements by the Company or its competitors; the size and timing of individual orders, including a fluctuation in the demand for and the ability to complete large contracts; software errors or other product quality problems; competition and pricing changes; customer order deferrals in anticipation of new products or product enhancements; fluctuation in demand for the Company’s products; changes in operating expenses; changes in the mix of software license and maintenance and service revenue; personnel changes; and general economic conditions. A substantial portion of the Company’s operating expenses is related to personnel, facilities and marketing programs. The level of personnel and related expenses cannot be adjusted quickly and is based, in significant part, on the Company’s expectation for future revenue. The Company does not typically experience significant order backlog. Further, the Company has often recognized a substantial portion of its revenue in the last month of a quarter, with this revenue frequently concentrated in the last weeks or days of a quarter. During certain quarterly periods, the Company has been dependent upon receiving large orders of perpetual licenses involving the payment of a single up-front fee and, more recently, has shifted the business emphasis of its products to provide a collaborative solution to the Company’s customers. This emphasis has increased the Company’s average order size and increased the related sales cycle time for the larger orders. This shift may have the effect of increasing the volatility of the Company’s revenue and profit from period to period. As a result, product revenue in any quarter is substantially dependent upon sales completed in the latter part of that quarter, and revenue for any future quarter is not predictable with any significant degree of accuracy.

ANSYS, Inc. 2004 Annual Report 22

SEASONAL VARIATIONS: The Company’s business has experienced significant seasonality, including quarterly reductions in software sales resulting from the slowdown in Europe during the summer months, as well as from the seasonal purchasing and budgeting patterns of the Company’s customers.

ECONOMIC SLOWDOWN IN CERTAIN SECTORS: The Company’s sales are based significantly on end user demand for products in key industrial sectors. Many of these sectors have recently experienced economic declines which have adversely affected the Company’s business. A continuation of this general economic decline may adversely affect the Company’s business by extending sales cycles and reducing revenue.

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

Terrorist attacks and other increased global hostilities have, at times, contributed to widespread uncertainty and speculation in the world financial markets. This uncertainty and speculation may result in further economic contraction, resulting in the suspension or delay of purchasing by our customers.

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

ANSYS, Inc. 2004 Annual Report 23

SALES OF NEW PRODUCTS: The Company continues to develop and introduce many new software products. Certain of these products require a higher level of sales and support expertise. The ability of the Company’s sales channel, particularly the indirect channel, to obtain this expertise and to sell the new product offerings effectively could have an impact on the Company’s sales in future periods. Additionally, royalties and engineering service engagements associated with the new software products may result in the Company’s cost of sales increasing as a percentage of revenue in future periods.

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

COMPETITION: The Company continues to experience intense competition across all markets for its products and services. Some of the Company’s current and possible future competitors have greater financial, technical, marketing and other resources than the Company, and some have well established relationships with current and potential customers of the Company. These competitive pressures may result in decreased sales volumes, price reductions and/or increased operating costs, and could result in lower revenues, margins, cash flows and net income.

DEPENDENCE ON SENIOR MANAGEMENT AND KEY TECHNICAL PERSONNEL: The Company is highly dependent upon the ability and experience of its senior executives and its key technical and other management employees. Although the Company has employment agreements with certain employees, the loss of these employees, or any of the Company’s other key employees, could adversely affect the Company’s ability to conduct its operations.

RISKS ASSOCIATED WITH INTERNATIONAL ACTIVITIES: A majority of the Company’s business comes from outside the United States of America. Risks inherent in the Company’s international business activities include imposition of government controls, export license requirements, restrictions on the export of critical technology, products and services, political and economic instability, trade restrictions, changes in tariffs and taxes, difficulties in staffing and managing international operations, longer accounts receivable payment cycles and the burdens of complying with a wide variety of foreign laws and regulations. Effective patent, copyright and trade secret protection may not be available in every foreign country in which the Company sells its products and services. The Company’s business, financial condition, results of operations and cash flows could be materially adversely affected by any of these risks.

Additionally, countries in certain international regions have continued to experience weaknesses in their currency, banking and equity markets. These weaknesses could adversely affect customer demand for the Company’s products and ultimately the Company’s financial condition, results of operations and cash flows.

ANSYS, Inc. 2004 Annual Report 24

As the Company has grown, it has become increasingly subject to the risks arising from adverse changes in domestic and global economic conditions. As a result of the current economic slowdown in certain sectors, many companies are delaying or reducing technology purchases, which has had an impact on the Company’s visibility into the closing of new business, as opposed to its recurring business. This slowdown has also contributed to, and may continue to contribute to, reductions in sales, longer sales cycles and increased price pressure. Each of these items could adversely affect the Company’s sales in future periods.

In November 2000, the United States enacted the Foreign Sales Corporation (“FSC”) Repeal and Extraterritorial Income Exclusion Act (the “ETI Act”) in response to a challenge from the World Trade Organization (“WTO”) that the existing tax benefits provided by foreign sales corporations were prohibited tax subsidies. The ETI Act generally repealed the foreign sales corporation and implemented an extraterritorial income (“ETI”) tax benefit. Upon introduction of the ETI tax benefit, the European Union (“EU”) stated that it did not believe the ETI Act provisions bring U.S. tax law into WTO-compliance and asked the WTO to rule on the matter. On August 30, 2002, the WTO ruled that the EU may impose up to $4 billion per year in retaliatory duties against U.S. exports.

In October 2004, the American Jobs Creation Act of 2004 was signed into law and included replacement legislation for the FSC/ETI. This bill retains FSC grandfather rules and ETI benefits for transactions in the ordinary course of business under binding contracts with unrelated persons in effect on September 17, 2003. The phase-out of the ETI associated with the pending legislation is summarized as follows:

ETI Phase-out
2004	No effect
2005	80% of otherwise-applicable benefits
2006	60% of otherwise-applicable benefits
2007 – beyond	ETI fully eliminated

In addition to repealing the ETI tax benefits, the American Jobs Creation Act of 2004 provides significant tax relief for domestic manufacturers. Effective for taxable years beginning after December 31, 2004, qualifying entities will be able to deduct a certain percentage (as defined below) of the lesser of their qualified production activities income or their taxable income for a taxable year. The deduction, however, will be limited to 50% of an employer’s W-2 wages for a taxable year. Beginning in 2010, when the 9% deduction is fully phased in, corporations facing a marginal tax rate of 35% would be subject to an effective tax rate of 31.85% on qualifying income.

Manufacturing Income Deduction Phase-in
2004	No effect
2005 – 2006	3% applicable deduction for qualified income
2007 – 2009	6% applicable deduction for qualified income
2010 – beyond	9% applicable deduction for qualified income

In 2004, export benefits reduced the Company’s effective tax rate by approximately 4.2%. The impact of the above legislation on the Company’s effective tax rate in 2005 is not expected to be significant. The Company is currently analyzing the impact on its effective tax rate for years beyond 2005. Any other prospective changes regarding tax benefits associated with the Company’s export sales or other federal and state tax planning vehicles may adversely impact the Company’s effective tax rate and decrease its net income in future periods.

ANSYS, Inc. 2004 Annual Report 25

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

RISKS ASSOCIATED WITH ACQUISITIONS: The Company has consummated and may continue to consummate certain strategic acquisitions in order to provide increased capabilities to its existing products, supply new products and services or enhance its distribution channels. In the future, the Company may not be able to identify suitable acquisition candidates or, if suitable candidates are identified, the Company may not be able to complete the business combination on commercially acceptable terms. Business acquisitions may result in devotion of significant management and financial resources. The ability of the Company to integrate the acquired businesses, including delivering sales and support, ensuring continued customer commitment, obtaining further commitments and challenges associated with expanding sales in particular markets and retaining key personnel, will impact the success of these acquisitions. If the Company is unable to properly and timely integrate the acquired businesses, there could be a material, adverse effect on the Company’s business, financial condition, results of operations and cash flows.

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

PERIODIC REORGANIZATION OF SALES FORCE: The Company relies heavily on its direct sales force. From time to time, the Company reorganizes and makes adjustments to its sales force in response to such factors as management changes, performance issues, market opportunities and other considerations. These changes may result in a temporary lack of sales production and may adversely impact revenue in future quarters. There can be no assurance that the Company will not restructure its sales force in future periods or that the transition issues associated with such a restructuring will not recur.

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

ANSYS, Inc. 2004 Annual Report 26

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

INCOME TAX ESTIMATES: The Company makes significant estimates in determining its worldwide income tax provision. These estimates involve complex tax regulations in a number of jurisdictions across the Company’s global operations and are subject to many transactions and calculations where the ultimate tax outcome is uncertain. Although the Company believes that its estimates are reasonable, the final outcome of tax matters could be different than the estimates reflected in the historical income tax provision and related accruals. Such differences could have a material impact on income tax expense and net income in the period in which such determination is made.

REGULATORY COMPLIANCE: Like all other public companies, the Company is subject to the rules and regulations of the Securities and Exchange Commission (“SEC”), including those that require the Company to report on and receive a certification from its independent accounting firm regarding the Company’s internal controls. Compliance with these requirements causes the Company to incur additional expenses and causes management to divert time from the day to day operation of the Company. While the Company anticipates being able to fully comply with these internal control requirements, if it is not able to comply with the Sarbanes-Oxley reporting or certification requirements relating to internal controls, the Company may be subject to sanction by the SEC or Nasdaq.

The Company’s sales to the Government of the United States must comply with the regulations set forth in the Federal Acquisition Regulations. Failure to comply with these regulations could result in penalties being assessed against the Company or an order preventing the Company from making futures sales to the United States Government. Further, the Company’s international activities must comply with the export control laws of the United States, the Foreign Corrupt Practices Act and a variety of other laws and regulations of the United States of America and other countries in which the Company operates. Failure to comply with any of these laws and regulations could adversely affect the Company’s business, financial condition, results of operation and cash flows.

CONTINGENCIES: The Company is involved in various investigations, claims and legal proceedings from time to time that arise in the ordinary course of its business activities. These proceedings currently include customary audit activities by various taxing authorities. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be resolved unfavorably to the Company.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK: The Company is exposed to certain market risks, primarily foreign currency exchange rates, which arise from transactions entered into in the normal course of business. The Company seeks to minimize these risks primarily through its normal operating and financing activities.

ANSYS, Inc. 2004 Annual Report 27

Internal Controls – Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of ANSYS, Inc.

Canonsburg, Pennsylvania

We have audited management’s assessment, included in the accompanying Management’s Assessment of Internal Control, that ANSYS, Inc. and subsidiaries (the “Company”) maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2004 of the Company and our report dated March 4, 2005 expressed an unqualified opinion on those financial statements.

/s/ Deloitte & Touche LLP
Deloitte & Touche LLP
Pittsburgh, Pennsylvania
March 4, 2005

ANSYS, Inc. 2004 Annual Report 28

Financial Statements – Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of ANSYS, Inc.

Canonsburg, Pennsylvania

We have audited the accompanying consolidated balance sheets of ANSYS, Inc. and subsidiaries (the “Company”) as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of ANSYS, Inc. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2004, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 4, 2005 expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ Deloitte & Touche LLP
Deloitte & Touche LLP
Pittsburgh, Pennsylvania
March 4, 2005

Management’s Assessment of Internal Control

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting for the Company. In order to evaluate the effectiveness of internal control over financial reporting, management has conducted an assessment, including testing, using the financial reporting criteria in the “Internal Control – Integrated Framework,” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s system of internal control over financial reporting is designed to provide reasonable assurance to the Company’s management and board of directors regarding the reliability of financial records used in preparation of the Company’s published financial statements. As all internal control systems have inherent limitations, even systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Based on its assessment, management has concluded that the Company maintained an effective system of internal control over financial reporting as of December 31, 2004. The Company’s registered public accounting firm has issued an attestation report on management’s assessment in conjunction with their audit of the Company’s system of internal control over financial reporting and the financial statements.

/s/ James E. Cashman III	/s/ Maria T. Shields
James E. Cashman III	Maria T. Shields
President and Chief Executive Officer	Chief Financial Officer

March 4, 2005

ANSYS, Inc. 2004 Annual Report 29

Consolidated Balance Sheets

(in thousands, except share data)	December 31, 2004	December 31, 2003
ASSETS
Current assets:
Cash and cash equivalents	$83,547	$78,038
Short-term investments	54,899	4,976
Accounts receivable, less allowance for doubtful accounts of $1,890 and $2,110, respectively	18,792	20,028
Other receivables and current assets	23,612	16,206
Deferred income taxes	3,404	3,311

Total current assets	184,254	122,559

Property and equipment, net	5,551	5,801
Capitalized software costs, net	898	959
Goodwill	36,277	35,151
Other intangibles, net	12,108	14,876
Deferred income taxes	558	1,213

Total assets	$239,646	$180,559

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,100	$988
Accrued bonuses	7,927	4,439
Other accrued expenses and liabilities	11,244	10,184
Deferred revenue	43,906	37,874

Total current liabilities	64,177	53,485

Commitments and contingencies	—	—
Stockholders’ equity:
Preferred stock, $.01 par value; 2,000,000 shares authorized	—	—
Common stock, $.01 par value; 50,000,000 shares authorized; 33,169,516 shares issued	332	332
Additional paid-in capital	50,868	44,369
Retained earnings	135,268	100,701
Treasury stock, at cost: 1,753,391 and 2,634,976 shares, respectively	(17,700)	(22,768)
Accumulated other comprehensive income	6,701	4,440

Total stockholders’ equity	175,469	127,074

Total liabilities and stockholders’ equity	$239,646	$180,559

The accompanying notes are an integral part of the consolidated financial statements.

ANSYS, Inc. 2004 Annual Report 30

Consolidated Statements of Income

(in thousands, except per share data)	2004	2003	2002
Revenue:
Software licenses	$71,326	$58,408	$48,177
Maintenance and service	63,213	55,127	42,834

Total revenue	134,539	113,535	91,011

Cost of sales:
Software licenses	4,840	5,365	3,897
Amortization of software and acquired technology	3,030	3,028	1,471
Maintenance and service	13,437	13,112	7,863

Total cost of sales	21,307	21,505	13,231

Gross profit	113,232	92,030	77,780
Operating expenses:
Selling and marketing	24,984	24,777	20,089
Research and development	26,281	23,792	19,605
Amortization	1,149	1,055	818
General and administrative	14,840	12,089	10,194

Total operating expenses	67,254	61,713	50,706

Operating income	45,978	30,317	27,074
Other income, net	1,923	357	311

Income before income tax provision	47,901	30,674	27,385
Income tax provision	13,334	9,361	8,426

Net income	$34,567	$21,313	$18,959

Earnings per share – basic:
Basic earnings per share	$1.12	$0.71	$0.65
Weighted average shares – basic	30,955	29,916	29,196
Earnings per share – diluted:
Diluted earnings per share	$1.05	$0.67	$0.61
Weighted average shares – diluted	32,978	31,876	31,188

The accompanying notes are an integral part of the consolidated financial statements.

ANSYS, Inc. 2004 Annual Report 31

Consolidated Statements of Cash Flow

(in thousands)	2004	2003	2002
Cash flows from operating activities:
Net income	$34,567	$21,313	$18,959
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	7,588	7,098	4,525
Deferred income tax provision (benefit)	546	(17)	231
Provision for bad debts	153	447	506
Impairment of investment	—	611	500
Equity in loss of investment	—	75	114
Changes in operating assets and liabilities:
Accounts receivable	1,884	503	(1,029)
Other receivables and current assets	(7,251)	1,715	(934)
Accounts payable, accrued expenses and liabilities	8,889	594	(2,031)
Deferred revenue	4,990	6,467	1,275

Net cash provided by operating activities	51,366	38,806	22,116

Cash flows from investing activities:
Capital expenditures	(3,191)	(2,761)	(1,612)
Capitalization of internally developed software costs	(544)	(550)	(624)
Purchases of short-term investments	(74,455)	(25,030)	(98,536)
Maturities of short-term investments	25,000	34,988	108,505
Acquisition of CFX, net of cash acquired	—	(21,747)	—
Other acquisition payments	—	(588)	(4,277)
Purchase of long-term investments	—	(200)	(600)

Net cash (used in) provided by investing activities	(53,190)	(15,888)	2,856

Cash flows from financing activities:
Proceeds from issuance of common stock under Employee Stock Purchase Plan	485	408	333
Proceeds from exercise of stock options	5,408	7,105	4,131
Purchase of treasury stock	—	—	(11,919)

Net cash provided by (used in) financing activities	5,893	7,513	(7,455)

Effect of exchange rate fluctuations	1,440	1,409	136
Net increase in cash and cash equivalents	5,509	31,840	17,653
Cash and cash equivalents, beginning of year	78,038	46,198	28,545
Cash and cash equivalents, end of year	$83,547	$78,038	$46,198
Supplemental disclosures of cash flow information:
Cash paid during the year for income taxes, net	$5,439	$3,407	$4,632

The accompanying notes are an integral part of the consolidated financial statements.

ANSYS, Inc. 2004 Annual Report 32

Consolidated Statements of Stockholders’ Equity

(in thousands)	Common Stock		Additional Paid-in Capital	Retained Earnings	Treasury Stock		Accumulated Other Comprehensive Income	Total Stockholders’ Equity	Total Comprehensive Income
	Shares	Amount			Shares	Amount
Balance, January 1, 2002	33,170	$332	$37,656	$60,429	4,143	$(23,953)	$(71)	$74,393
Treasury stock acquired	—	—	—	—	1,010	(11,919)	—	(11,919)
Acquisition of ICEM CFD Engineering	—	—	1,380	—	(198)	950	—	2,330
Exercise of stock options, net of tax benefit of $2,134	—	—	2,075	—	(886)	4,391	—	6,466
Issuance of common stock under Employee Stock Purchase Plan	—	—	139	—	(38)	194	—	333
Net income for the year	—	—	—	18,959	—	—	—	18,959	$18,959
Other comprehensive income	—	—	—	—	—	—	831	831	831

Balance, December 31, 2002	33,170	332	41,250	79,388	4,031	(30,337)	760	91,393	19,790

Exercise of stock options, net of tax benefit of $3,175	—	—	2,992	—	(1,344)	7,288	—	10,280
Issuance of common stock under Employee Stock Purchase Plan	—	—	127	—	(52)	281	—	408
Net income for the year	—	—	—	21,313	—	—	—	21,313	21,313
Other comprehensive income	—	—	—	—	—	—	3,680	3,680	3,680

Balance, December 31, 2003	33,170	332	44,369	100,701	2,635	(22,768)	4,440	127,074	24,993

Exercise of stock options, net of tax benefit of $5,552	—	—	6,107	—	(844)	4,853	—	10,960
Issuance of common stock under Employee Stock Purchase Plan	—	—	306	—	(31)	178	—	484
Issuance of restricted stock	—	—	86	—	(7)	37	—	123
Net income for the year	—	—	—	34,567	—	—	—	34,567	34,567
Other comprehensive income	—	—	—	—	—	—	2,261	2,261	2,261

Balance, December 31, 2004	33,170	$332	$50,868	$135,268	1,753	$(17,700)	$6,701	$175,469	$36,828

The accompanying notes are an integral part of the consolidated financial statements.

ANSYS, Inc. 2004 Annual Report 33

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization

ANSYS, Inc. (the “Company” or “ANSYS”) develops and globally markets engineering simulation software and technologies widely used by engineers and designers across a broad spectrum of industries, including aerospace, automotive, manufacturing, electronics and biomedical.

The Company operates as one segment, as defined by Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information.” Given the integrated approach to the problem-solving needs of the Company’s customers, a single sale of software may contain components from multiple product areas and include combined technologies. There is no means by which the Company can provide accurate historical (or current) reporting among its ANSYS® Simulation Suite, ANSYS Workbench, ANSYS ICEM CFD Suite, and ANSYS CFX® Suite or any other product-line segmentation. Disclosure of such information is impracticable.

2. Summary of Significant Accounting Policies

PRINCIPLES OF CONSOLIDATION: The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

USE OF ESTIMATES: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the amounts of revenue and expenses during the reported periods. Significant estimates included in these consolidated financial statements include allowances for doubtful accounts receivable, income tax accruals and tax valuation reserves, fair value of stock-based compensation, useful lives for depreciation and amortization, loss contingencies, valuation of goodwill and indefinite-lived intangible assets, carrying value of non-marketable securities and estimates of service contract revenue. Actual results could differ from these estimates. Changes in estimates are recorded in the results of operations in the period that the changes occur.

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

RESEARCH AND DEVELOPMENT COSTS: Research and development costs, other than certain capitalized software development costs, are expensed as incurred.

ANSYS, Inc. 2004 Annual Report 34

CAPITALIZED SOFTWARE: Internally developed computer software costs and costs of product enhancements are capitalized subsequent to the determination of technological feasibility; such capitalization continues until the product becomes available for general release. Amortization of capitalized software costs, both for internally developed as well as for purchased software products, is computed on a product-by-product basis over the estimated economic life of the product, which is generally three years. Amortization is the greater of the amount computed using: (i) the ratio of the current year’s gross revenue to the total current and anticipated future gross revenue for that product or (ii) the straight-line method over the estimated life of the product. Amortization expense related to capitalized and acquired software costs was $3.0 million for the years ended December 31, 2004 and 2003, and $1.5 million for the year ended December 31, 2002. These amounts include amortization expense related to capitalized costs of internally developed software of $600,000 for the years ended December 31, 2004 and 2003, and $500,000 for the year ended December 31, 2002.

The Company periodically reviews the carrying value of capitalized software. Impairments are recognized in the results of operations when the expected future undiscounted operating cash flow derived from the capitalized costs of internally developed software is less than the carrying value. No charges for impairment have been required to date.

GOODWILL AND OTHER INTANGIBLE ASSETS: Goodwill represents the excess of the purchase price over the fair value of net assets acquired. Intangible assets consist of trademarks, non-compete agreements, customer lists and acquired software and technology.

The Company evaluates, at least annually, the realizability of the carrying value of goodwill by comparing the carrying value to its estimated fair value. The Company performs its annual goodwill impairment test on January 1 of each year unless there is an indicator which would require a test during the year. No impairments were recorded during 2004, 2003 or 2002.

The Company periodically reviews the carrying value of other intangible assets and will recognize impairments when the expected future discounted operating cash flow derived from such intangible assets is less than the carrying value. No impairment charges have been required to date.

STOCK SPLIT: On August 5, 2004, the Company announced that its Board of Directors approved a two-for-one stock split of the Company’s common stock. The stock split was payable in the form of a stock dividend and entitled each stockholder of record at the close of business on September 3, 2004, to receive one share of common stock for every outstanding share of common stock held on that date. The stock dividend was distributed on October 4, 2004. Par value of the stock remains at $.01 per share. Accordingly, $166,000 was transferred from additional paid-in capital to common stock for the cumulative number of shares issued as of October 4, 2004. The capital accounts, share data, and earnings per share data in this report give effect to the stock split, applied retroactively, to all periods presented.

CONCENTRATIONS OF CREDIT RISK: The Company has a concentration of credit risk with respect to trade receivables due to the limited number of distributors through which the Company sells its products. The Company performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral.

During 2004, sales by distributors comprised approximately 43% of the Company’s total revenue, with two distributors each individually accounting for approximately 10% and 8% of total revenue. During 2003, sales by distributors comprised approximately 45% of the Company’s total revenue, with two distributors each individually accounting for approximately 11% and 9% of total revenue. During 2002, sales by distributors comprised approximately 51% of the Company’s total revenue, with two distributors each individually accounting for approximately 11% and 7% of total revenue.

In addition to the concentration of credit risk with respect to trade receivables, the Company’s cash and cash equivalents are also exposed to concentration of credit risk. The Company maintains its cash accounts primarily in U.S. banks, which are insured by the F.D.I.C. up to $100,000 per bank. The Company had cash balances on deposit with a U.S. bank at December 31, 2004 that exceeded the balance insured by the F.D.I.C. in the amount of approximately $43 million. A significant portion of the Company’s remaining cash balance is also uninsured.

ALLOWANCE FOR DOUBTFUL ACCOUNTS: The Company makes judgments as to its ability to collect outstanding receivables and provides allowances for a portion of receivables when collection becomes doubtful. Provisions are made based upon a specific review of all significant outstanding invoices from both a value and delinquency perspective. For those invoices not specifically reviewed, provisions are provided at differing rates, based upon the age of the receivable and the geographical area of origin. In determining these percentages, the Company analyzes its historical collection experience and current economic trends in the customer’s industry and geographic region.

ANSYS, Inc. 2004 Annual Report 35

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

NON-MARKETABLE INVESTMENTS: The Company has non-controlling investments in privately held technology companies. These investments are carried at the lower of cost or market if a more than temporary decline in market value is noted. The Company continually reviews these non-marketable equity investments for impairment conditions that indicate that an other-than-temporary decline in market value has occurred. In conducting this review, numerous factors are considered which individually, or in combination, indicate that a decline is other than temporary and that a reduction in carrying value is required. These factors include specific information pertaining to an individual company or a particular industry and general market conditions that reflect the prospects for the economy as a whole. Based on this review, other than temporary losses of approximately $600,000 and $500,000 were recorded as reductions of other income during the years ended December 31, 2003 and 2002, respectively. As of December 31, 2004 and 2003, the book value of non-marketable equity investments was zero.

EARNINGS PER SHARE: Basic earnings per share (“EPS”) amounts are computed by dividing net income by the weighted average number of common shares outstanding during each year. Diluted EPS amounts assume the issuance of common stock for all potentially dilutive equivalents outstanding. Common equivalent shares are not included in the per share calculations where their inclusion would be anti-dilutive. The details of basic and diluted earnings per share are as follows:

	Year Ended December 31,
(in thousands, except per share data)	2004	2003	2002
Net income	$34,567	$21,313	$18,959

Weighted average shares outstanding – basic	30,955	29,916	29,196
Basic earnings per share	$1.12	$0.71	$0.65
Effect of dilutive securities:
Shares issuable upon exercise of dilutive outstanding stock options	2,023	1,960	1,992
Weighted average shares outstanding – diluted	32,978	31,876	31,188
Diluted earnings per share	$1.05	$0.67	$0.61

Anti-dilutive shares/options, not included in the computation	—	—	354

STOCK-BASED COMPENSATION: The Company has elected to account for stock-based compensation arrangements through the intrinsic value method under the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock-Based Compensation.” Under the intrinsic value method, compensation expense is measured as the excess, if any, of the market value of the underlying common stock over the amount the employee is required to pay on the date both the number of shares and the price to be paid are known. No compensation expense has been recognized in the consolidated statements of income as option grants generally are made with exercise prices equal to the fair value of the underlying common stock on the award date, which is typically the date of compensation measurement. Had compensation cost been determined based on the fair value at the date of grant, in accordance with the provisions of SFAS No. 123,

ANSYS, Inc. 2004 Annual Report 36

“Accounting for Stock-Based Compensation,” the Company’s net income and basic and diluted earnings per share would have been reduced to the pro forma amounts indicated below:

	Year Ended December 31,
(in thousands, except per share data)	2004	2003	2002
Net income, as reported	$34,567	$21,313	$18,959

Add: Stock-based employee compensation expense included in net income, net of related tax effects	—	—	—
Deduct: Stock-based employee compensation expense determined under the fair value-based method for all awards, net of related tax effects	(2,797)	(2,903)	(3,061)

Pro forma net income	$31,770	$18,410	$15,898

Earnings per share:
Basic – as reported	$1.12	$0.71	$0.65
Basic – pro forma	$1.03	$0.62	$0.54
Diluted – as reported	$1.05	$0.67	$0.61
Diluted – pro forma	$0.96	$0.58	$0.51

The weighted-average fair value of options granted was $10.82 per share in 2004, $6.99 per share in 2003 and $5.92 per share in 2002.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes options pricing model, which was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. The Company’s options have characteristics significantly different from those of traded options, and changes in input assumptions can materially affect the fair value estimates. The fair values of options granted were estimated using the Black-Scholes pricing model with the risk-free interest rates ranging from 3.16% - 3.96% for 2004, 2.13% - 3.22% for 2003 and 3.23% - 4.50% for 2002. The interest rates used were determined by using the five-year Treasury Note rate at the date of grant. The following assumptions were also used to determine the fair value of each option grant: dividend yields of 0%; expected volatility of 53%, 57%, and 62% for 2004, 2003, and 2002, respectively; and expected term of 5.3 years, 5.0 years and 5.0 years for 2004, 2003 and 2002, respectively.

ANSYS, Inc. 2004 Annual Report 37

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS: In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities.” Interpretation No. 46 requires unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse the risks and rewards of ownership among their owners and other parties involved. The provisions of Interpretation No. 46 were generally effective immediately to all variable interest entities created after January 1, 2003 and variable interest entities in which an enterprise obtained an interest after that date. For variable interest entities created before this date, the provisions were generally effective March 15, 2004. The Company has no interest in any variable interest entities; therefore, this Interpretation has no impact on the Company’s financial position, results of operations or cash flows.

In December 2004, the FASB issued a revised version of FASB Statement No. 123, “Accounting for Stock-Based Compensation.” The statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The cost will be recognized over the period during which an employee is required to provide service in exchange for the award, typically the vesting period. For public entities, the revised statement is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. The Company currently estimates that the adoption of this \statement will reduce its net income by approximately $1.6 – $2.0 million in 2005.

In December 2004, the FASB issued Statement No. 153, “Exchanges of Nonmonetary Assets.” Statement 153 addresses the measurement of exchanges of nonmonetary assets and redefines the scope of transactions that should be measured based on the fair value of the assets exchanged. Statement 153 is effective for fiscal periods beginning after June 15, 2005. The Company does not expect that the adoption of this statement will have a material impact on its financial position, results of operations or cash flows.

RECLASSIFICATIONS: Certain reclassifications have been made to the 2003 and 2002 financial statements to conform to the 2004 presentation.

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

ANSYS, Inc. 2004 Annual Report 38

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

The acquisition of CFX was accounted for as a purchase, and accordingly, its operating results have been included in ANSYS, Inc.’s consolidated financial statements since the date of acquisition.

On January 5, 2005, the Company signed a definitive agreement to acquire Century Dynamics, Inc., a leading provider of sophisticated simulation software for solving linear, nonlinear, explicit and multi-body hydro-dynamics problems, for an initial purchase price of approximately $5.6 million in cash. In addition, the agreement provides for future payments contingent upon the attainment of certain performance criteria, which may result in an increase to goodwill. The acquisition of Century Dynamics, Inc. expands the Company’s product offerings and allows it to deliver a more complete and comprehensive solution to its customers. The operating results for Century Dynamics will be included with the Company’s operating results from the date of acquisition, January 5, 2005. The Company has not yet completed the purchase accounting for the assets and liabilities acquired. After allocation to the identifiable assets and liabilities, the remaining excess of the purchase price over the value of net assets acquired will be attributed to goodwill.

4. Other Current Assets

The Company reports accounts receivable related to the portion of annual lease licenses and software maintenance that has not yet been recognized as revenue as a component of other current assets. These amounts totaled $20.1 million and $13.0 million as of December 31, 2004 and 2003, respectively.

5. Property and Equipment

Property and equipment consists of the following:

(in thousands)	Estimated Useful Lives	December 31, 2004	December 31, 2003
Equipment	2-5 years	$13,744	$11,816
Computer software	1-5 years	7,326	6,376
Furniture	5-7 years	1,292	1,095
Leasehold improvements	5-7 years	1,037	899

		23,399	20,186

Less: accumulated depreciation and amortization		(17,848)	(14,385)

		$5,551	$5,801

Depreciation and amortization expense related to property and equipment was approximately $3.4 million, $2.9 million and $2.3 million for the years ended December 31, 2004, 2003 and 2002, respectively.

6. Goodwill and Other Intangible Assets

Goodwill represents the excess of the cost over the net tangible and identifiable intangible assets of acquired businesses. Identifiable intangible assets acquired in business combinations are recorded based upon fair market value at the date of acquisition.

ANSYS, Inc. 2004 Annual Report 39

During the first quarter of 2004, the Company completed the annual impairment test for goodwill and intangibles with indefinite lives and determined these assets had not been impaired as of the test date, January 1, 2004. The Company tested the goodwill and identifiable intangible assets attributable to each of its reporting units utilizing estimated discounted cash flow methodologies and market comparable information. No events occurred or circumstances changed during the year ended December 31, 2004 that required an interim goodwill impairment test.

The changes in goodwill during the years ended 2004 and 2003 are as follows:

	Year Ended December 31,
(in thousands)	2004	2003
Beginning balance	$35,151	$18,615
CFX acquisition	—	14,076
Other acquisitions	—	872
Foreign exchange translation	1,126	1,588

Ending balance	$36,277	$35,151

Identifiable intangible assets with finite lives continue to be amortized on a straight-line basis over their estimated useful lives (three to ten years) and are reviewed for impairment whenever events or circumstances indicate that the carrying amounts may not be recoverable.

As of December 31, 2004 and December 31, 2003, the Company’s intangible assets have estimated useful lives and are classified as follows:

	December 31, 2004		December 31, 2003
(in thousands)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:
Core technology (3-10 years)	$16,894	$(7,491)	$15,865	$(4,715)
Non-compete agreements (4-5 years)	2,536	(2,126)	2,481	(1,553)
Customer lists (5 years)	2,474	(1,872)	2,415	(1,218)

Total	$21,904	$(11,489)	$20,761	$(7,486)

Unamortized intangible assets:
Trademarks	$1,693		$1,601

Amortization expense for intangible assets reflected above was $3.6 million, $3.5 million and $1.8 million for the years ended December 31, 2004, 2003 and 2002, respectively, and is expected to be approximately $3.6 million, $2.7 million, $2.6 million, $700,000 and $300,000 for the years ending December 31, 2005, 2006, 2007, 2008 and 2009, respectively.

ANSYS, Inc. 2004 Annual Report 40

7. Income Taxes

Income before income tax provision includes the following:

(in thousands)	December 31, 2004	December 31, 2003	December 31, 2002
Domestic	$43,662	$32,126	$26,058
Foreign	4,239	(1,452)	1,327

Total	$47,901	$30,674	$27,385

The provision for income taxes is comprised of the following:

(in thousands)	December 31, 2004	December 31, 2003	December 31, 2002
Current:
Federal	$9,690	$7,132	$6,912
State	1,122	1,126	582
Foreign	1,976	1,120	701
Deferred:
Federal	1,224	1,755	212
State	103	127	19
Foreign	(781)	(1,899)	—

Total	$13,334	$9,361	$8,426

The reconciliation of the U.S. federal statutory tax rate to the consolidated effective tax rate is as follows:

	December 31, 2004	December 31, 2003	December 31, 2002
Federal statutory tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	1.7	2.7	2.1
Research and experimentation credits	(2.2)	(2.8)	(1.5)
Export benefits	(4.2)	(6.3)	(4.3)
One-time tax benefit (see below)	(2.2)	—	—
Other	(0.3)	1.9	(0.5)

	27.8%	30.5%	30.8%

During 2004, the Company and the Internal Revenue Service (IRS) settled and closed the audits of the Company’s 2001, 2002, and 2003 federal income tax returns. The Company provides in the financial statements an estimate for income taxes based on its tax filing positions and interpretations of existing tax law. Changes in estimates are reflected in the year of settlement or expiration of the statute of limitations. As a result of the federal income tax returns for 2001, 2002 and 2003 being settled and closed, the Company adjusted its estimated accrued income tax balance related to those years by recording a tax benefit and reducing the tax accrual by approximately $1.1 million. Such amount is reflected as a one-time tax benefit in the table above.

ANSYS, Inc. 2004 Annual Report 41

The components of deferred tax assets and liabilities are as follows:

(in thousands)	December 31, 2004	December 31, 2003
Deferred tax assets:
Goodwill	$1,467	$2,318
Other intangible assets	445	—
Allowance for doubtful accounts	679	630
Deferred revenue	2,382	2,731
Net operating loss carryforwards	678	835
Investments	746	746
Other	474	230
Valuation allowance	(746)	(746)

	6,125	6,744

Deferred tax liabilities:
Property and equipment	(659)	(502)
Acquired software	(972)	(509)
Other intangible assets	—	(722)
Other	(532)	(487)
	(2,163)	(2,220)

Net deferred tax assets	$3,962	$4,524

The deferred tax assets labeled “investments” in the table above relate to impaired investments, the deduction for which may only be utilized to offset future capital gains. Based on the nature of the Company’s investments, it has been determined that it is more likely than not that it will not experience these capital gains and, therefore, the Company has established a full valuation allowance against the related tax assets. Based upon the Company’s current and historical taxable income, and the anticipated level of future taxable income, management believes it is more likely than not that the remaining deferred tax assets will be realized. Accordingly, no valuation allowance has been established against those assets.

The Company has foreign operating loss carryforwards of approximately $1.9 million, which have no expiration date.

The Company has not provided for U.S. deferred income taxes or foreign withholding taxes on $6.8 million of its undistributed earnings for non-U.S. subsidiaries because these earnings are intended to be reinvested indefinitely.

8. Pension and Profit-Sharing Plans

The Company has historically maintained both a money purchase pension plan (the “Pension Plan”) and a 401(k) / profit-sharing plan (the “Profit-Sharing Plan”) for all qualifying full-time domestic employees. The Company also maintains various defined contribution pension arrangements for its international employees. The Pension Plan is a noncontributory plan and requires the Company to contribute 5% of each participant’s eligible compensation. The 401(k) feature of the Profit-Sharing Plan permits employee contributions up to 25% of eligible compensation. The Company makes matching contributions on behalf of each participant in an amount equal to 100% of the employee contribution up to a maximum of 5% of employee compensation. There is a five-year graduated vesting schedule for employer contributions. Under the profit-sharing provisions of the plan, the Company contribution is determined annually by the Board of Directors, subject to a maximum limitation of 5% of eligible compensation. On April 30, 2003, the Pension Plan and the Profit-Sharing Plan were merged into a single plan, the ANSYS, Inc. Employees’ Retirement Program. The former benefits of the two plans were maintained for all domestic employees hired prior to January 1, 2004; however, the 5% annual pension contribution is now discretionary. Employees hired on or after January 1, 2004 receive a Company match of 50% of the employee contribution up to the first 6% of the employee’s compensation.

Total expense related to the Company’s retirement programs was $2.6 million in 2004 and 2003, and $1.9 million in 2002.

ANSYS Inc. 2004 Annual Report 42

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

In connection with the Company’s acquisition of ICEM CFD Engineering in August 2000, the stockholders of ICEM CFD Engineering agreed to non-compete clauses restricting certain competitive business activities for periods of two or five years, depending on the involvement of each stockholder in the daily operations of the business. Additionally, the CADOE stockholders agreed to similar non-compete clauses for a period of four years in connection with the 2001 acquisition of CADOE. As part of the Company’s acquisition of Century Dynamics, Inc. in January 2005, shareholders of Century Dynamics, Inc. agreed to non-compete clauses for periods of one, three or five years, depending on level of responsibility.

The Company has an employment agreement with the Chairman of its Board of Directors. In the event the Chairman is terminated without cause, his employment agreement provides for severance at the annual rate of $300,000 for the earlier of a period of one year after termination or when he accepts other employment. The Chairman is subject to a one-year restriction on competition following termination of employment under the circumstances described in the contract.

The Company has an employment agreement with the Chief Executive Officer. This agreement provides for, among other things, minimum severance payments equal to his base salary, target bonus and then-existing benefits, in equal semi-monthly installments, through the earlier of the second anniversary of the termination date if the Chief Executive Officer is terminated without cause or when he accepts other employment. The Chief Executive Officer is subject to a two-year restriction on competition following termination of employment under the circumstances described in the contract.

The Company also has employment agreements with several other employees, primarily in foreign jurisdictions. The terms of these employment agreements generally include annual compensation, severance payment provisions and non-compete clauses.

10. Stock Option and Grant Plans

The Company has two stock option and grant plans — the 1994 Stock Option and Grant Plan (“1994 Stock Plan”) and the Second Amended and Restated 1996 Stock Option and Grant Plan (“1996 Stock Plan”). The 1994 and 1996 Stock Plans, as amended, authorize the grant of up to 1,736,220 and 10,700,000 shares, respectively, of the Company’s common stock in the form of: (i) incentive stock options (“ISOs”), (ii) nonqualified stock options or (iii) the issuance or sale of common stock with or without vesting or other restrictions. Additionally, the 1996 Stock Plan permits the grant of common stock upon the attainment of specified performance goals and the grant of the right to receive cash dividends with the holders of the common stock as if the recipient held a specified number of shares of the common stock. No further grants may be made under the 1994 Stock Plan.

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

ANSYS, Inc. 2004 Annual Report 43

In addition, the 1996 Stock Plan provides for the automatic grant of non-qualified options to Independent Directors. Under such provisions, options to purchase 50,000 shares of common stock at the option exercise price will be granted to each individual when he or she first becomes a member of the Board of Directors, provided that he or she is not an employee of the Company. In addition, in 1998 the Board of Directors amended the 1996 Stock Plan to provide that on the date five business days following each annual meeting of stockholders of the Company, each Independent Director who is then serving will be granted an option to purchase 24,000 shares of common stock. Options granted to Independent Directors under the foregoing provisions will vest in annual installments over four years, commencing with the date of grant, and will expire ten years after the grant, subject to earlier termination if the optionee ceases to serve as a director. The exercisability of these options will be accelerated upon the occurrence of a merger, liquidation or sale of substantially all of the assets of the Company.

Information regarding stock option transactions is summarized below:

	Year Ended December 31,
(options in thousands)		2004		2003		2002
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding, beginning of year	4,268	$7.37	5,540	$6.55	5,704	$5.80
Granted	683	$23.51	296	$13.75	886	$10.58
Exercised	(844)	$6.41	(1,344)	$5.29	(884)	$4.67
Forfeited	(192)	$15.51	(224)	$7.58	(166)	$7.17
Outstanding, end of year	3,915	$10.08	4,268	$7.37	5,540	$6.55
Exercisable, end of year	2,409	$6.38	2,384	$5.66	2,608	$4.86

Information regarding stock options outstanding as of December 31, 2004 is summarized below:

(options in thousands)		Options Outstanding		Options Exercisable
Range of Exercise Prices	Options	Weighted Average Remaining Contractural Life	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
$0.20 - $1.20	125	1.07 years	$1.05	125	$1.05
$3.00 - $4.94	637	3.68 years	$4.13	637	$4.13
$5.00 - $9.89	1,978	6.19 years	$7.54	1,442	$6.98
$11.13 - $21.72	916	8.24 years	$14.95	205	$12.42
$31.09 - $31.50	259	9.98 years	$31.15	—	—

ANSYS Inc. 2004 Annual Report 44

11. Stock Repurchase Program

On October 25, 2001, the Company announced that its Board of Directors had amended its common stock repurchase program to acquire up to an additional two million shares, or eight million shares in total under a program that was initially announced in February 2000. Under this program, ANSYS repurchased no shares in 2004 or 2003. As of December 31, 2004, 2.2 million shares remained authorized for repurchase under the program.

12. Employee Stock Purchase Plan

The Company’s 1996 Employee Stock Purchase Plan (the “Purchase Plan”) was adopted by the Board of Directors on April 19, 1996 and was subsequently approved by the Company’s stockholders. The stockholders approved an amendment to the Company’s Employee Stock Purchase Plan on May 6, 2004 to increase the number of shares available for offerings to 800,000 shares. The Purchase Plan is administered by the Compensation Committee. Offerings under the Purchase Plan commence on each February 1 and August 1, and have a duration of six months. An employee who owns or is deemed to own shares of stock representing in excess of 5% of the combined voting power of all classes of stock of the Company may not participate in the Purchase Plan.

During each offering, an eligible employee may purchase shares under the Purchase Plan by authorizing payroll deductions of up to 10% of his cash compensation during the offering period. The maximum number of shares which may be purchased by any participating employee during any offering period is limited to 1,920 shares (as adjusted by the Compensation Committee from time to time). Unless the employee has previously withdrawn from the offering, his accumulated payroll deductions will be used to purchase common stock on the last business day of the period at a price equal to 85% of the fair market value of the common stock on the first or last day of the offering period, whichever is lower. Under applicable tax rules, an employee may purchase no more than $25,000 worth of common stock in any calendar year. At December 31, 2004, 372,682 shares of common stock had been issued under the Purchase Plan of which 341,554 were issued as of December 31, 2003.

13. Leases

In January 1996, the Company entered into a lease agreement with an unrelated third party for a new corporate office facility, which the Company occupied in February 1997. In May 2004, the Company entered into the first amendment to this lease agreement, effective January 1, 2004. The lease was extended from an original period of ten years, with an option for five additional years to a period of 18 years from the inception date, with an option for five additional years. The Company incurred lease rental expense related to this facility of $1.6 million in 2004, and $1.4 million in 2003 and 2002. The future minimum lease payments are $1.2 million per annum from January 1, 2005 to December 31, 2008 and $1.4 million per annum from January 1, 2009 to December 31, 2014. The future minimum lease payments from January 1, 2015 through December 31, 2019 will be determined based on prevailing market rental rates at the time of the extension, if elected. The amended lease also provides for the lessor to reimburse the Company for up to $550,000 in building refurbishments completed through March 31, 2006. These amounts are recorded as a reduction of lease expense over the remaining term of the lease.

The Company has also entered into various noncancellable operating leases for equipment and sales offices. Lease rental expense related to these leases totaled $2.4 million, $2.1 million, and $1.4 million for the years ended December 31, 2004, 2003 and 2002, respectively. Future minimum lease payments under noncancellable operating leases for sales and development offices in effect at December 31, 2004 are $1.7 million in 2005, $1.1 million in 2006, $800,000 in 2007, $400,000 in 2008 and $300,000 in 2009.

14. Royalty Agreements

The Company has entered into various renewable, nonexclusive license agreements under which the Company has been granted access to the licensor’s technology and the right to sell the technology in the Company’s product line. Royalties are payable to developers of the software at various rates and amounts generally based upon unit sales or revenue. Royalty fees, which are included in cost of sales, were approximately $1.7 million, $2.5 million and $1.0 million for the years ended December 31, 2004, 2003 and 2002, respectively.

ANSYS, Inc. 2004 Annual Report 45

15. Geographic Information

Revenue by geographic area is as follows:

	Year Ended December 31,
(in thousands)	2004	2003	2002
United States	$45,147	$39,512	$39,577
Canada	5,534	3,365	1,863
United Kingdom	17,478	17,166	10,068
Germany	20,160	14,800	8,743
Japan	17,000	15,852	10,380
Other European	16,982	11,852	11,111
Other International	12,238	10,988	9,269

Total	$134,539	$113,535	$91,011

Long-lived assets (excluding deferred tax assets) by geographic area are as follows:

	December 31,
(in thousands)	2004	2003
United States	$27,728	$28,675
Canada	6,831	7,307
United Kingdom	8,607	9,333
Germany	4,080	3,818
Japan	1,006	967
Other European	6,313	6,336
Other International	269	351

Total	$54,834	$56,787

16. Contingencies and Commitments

The Company had an outstanding irrevocable standby letter of credit for $1.7 million at December 31, 2004. This letter of credit is subject to annual renewal and was issued as a guarantee for damages that could be awarded related to a legal matter in which the Company was involved. The fair value of the letter of credit approximates the contract value based on the nature of the fee arrangements with the issuing bank. No material losses on this commitment have been incurred, nor are any anticipated.

From time to time the Company is involved in various investigations, claims and legal proceedings that arise in the ordinary course of its business activities. Management believes, after consulting with legal counsel, that the ultimate liabilities, if any, resulting from such matters will not materially affect the Company’s financial position, liquidity or results of operations.

During 2003 the Company obtained an uncommitted and unsecured $10.0 million line of credit with a bank. Interest on any borrowings is at the bank’s prime rate or LIBOR, plus an applicable margin. The bank may demand repayment of the entire amount outstanding under the line of credit at any time and for any reason without notice. The Company, in lieu of a fee for the line of credit, has agreed to maintain certain deposits, which range from $5 million to $10 million, depending on the deposit type, with the bank. No borrowings occurred under this line of credit during 2004 or 2003.

ANSYS, Inc. 2004 Annual Report 46

Quarterly Financial Information (Unaudited)

	Fiscal Quarter Ended
(in thousands, except per share data)	December 31, 2004	September 30, 2004	June 30, 2004	March 31, 2004
Revenue	$38,887	$32,318	$32,002	$31,332
Gross profit	33,174	26,877	27,024	26,157
Operating income	14,869	10,461	10,678	9,970
Net income	12,251	7,599	7,577	7,140
Earnings per share – basic(2)	0.39	0.24	0.25	0.23
Earnings per share – diluted(2)	0.36	0.23	0.23	0.22
Common stock price per share(1)(2):
High	33.16	24.87	23.95	22.25
Low	25.41	20.85	18.19	18.56

	Fiscal Quarter Ended
(in thousands, except per share data)	December 31, 2003	September 30, 2003	June 30, 2003	March 31, 2003
Revenue	$33,254	$28,038	$27,643	$24,600
Gross profit	27,706	22,742	21,580	20,002
Operating income	10,428	7,919	6,003	5,967
Net income	7,201	5,361	4,472	4,279
Earnings per share – basic(2)	0.24	0.18	0.15	0.15
Earnings per share – diluted(2)	0.22	0.17	0.14	0.14
Common stock price per share(1)(2):
High	20.65	20.00	15.69	12.20
Low	17.31	15.82	12.02	9.26

(1)	The Company’s common stock trades on the Nasdaq National Market tier of the Nasdaq Stock Market under the symbol: ANSS. The common stock prices shown are based on the Nasdaq daily closing stock price.
(2)	The earnings per share data and common stock prices give effect to the two-for-one stock split, effective October 4, 2004, applied retroactively, to all periods presented.

The Company has not paid cash dividends on its common stock as it has retained earnings for use in its business. The Company intends to review its policy with respect to the payment of dividends from time to time; however, there can be no assurance that any dividends will be paid in the future.

On February 1, 2005, there were 207 stockholders of record and approximately 5,700 beneficial stockholders of the Company’s common stock.

ANSYS, Inc. 2004 Annual Report 47

Corporate Information

Stockholder Information

Requests for information about the Company should be directed to:

Investor Relations

ANSYS, Inc.

Southpointe

275 Technology Drive

Canonsburg, PA 15317

U.S.A.

Telephone: 724.514.1782

Report on Form 10-K

Stockholders may obtain additional financial information about ANSYS, Inc. from the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission. Copies are available from the Company without charge upon written request.

Stock Listing

ANSS (NASDAQ Listed)

Transfer Agent

Mellon Investor Services LLC

Overpeck Center

85 Challenger Road

Ridgefield Park, NJ 07660-2108

Telephone: 1.800.756.3353 or 201.329.8660

www.melloninvestor.com/isd

Annual Meeting

The Annual Meeting of Stockholders will be held on May 10, 2005 at

2:00 p.m. Eastern Time at:

The Southpointe Club

360 Southpointe Blvd.

Canonsburg, PA 15317

U.S.A.

Counsel

Goodwin Procter LLP, Boston, MA

Independent Registered Public Accounting Firm

Deloitte & Touche LLP, Pittsburgh, PA

Headquarters

ANSYS, Inc.

Southpointe

275 Technology Drive

Canonsburg, PA 15317

U.S.A.

Telephone: 1.866.ANSYS.AI or 724.746.3304

www.ansys.com

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

ANSYS, ANSYS Workbench, CFX, AUTODYN and any and all ANSYS, Inc. product and service names are registered trademarks or trademarks of ANSYS, Inc. or its subsidiaries located in the United States or other countries. ICEM CFD is a trademark licensed by ANSYS, Inc. All other trademarks or registered trademarks are the property of their respective owners.

Copyright © 2005, ANSYS, Inc. All rights reserved.