Form 10-K, Exhibit 13
period 2005-12-31
ANSYS INC
filed 2006-03-09
CIK 1013462

Exhibit 13.1

ANSYS, Inc. 2005 Annual Report 3

FINANCIAL HIGHLIGHTS

	Year Ended December 31,
(in thousands, except per share data)	2005	2004	2003	2002	2001
Total revenue	$158,036	$134,539	$113,535	$91,011	$84,836
Operating income	58,840	45,978	30,317	27,074	18,548
Net income	43,903	34,567	21,313	18,959	13,692
Earnings per share – basic	$1.38	$1.12	$0.71	$0.65	$0.47
Weighted average shares – basic	31,749	30,955	29,916	29,196	29,108
Earnings per share – diluted	$1.30	$1.05	$0.67	$0.61	$0.44
Weighted average shares – diluted	33,692	32,978	31,876	31,188	30,876
Total assets	$305,509	$239,646	$180,559	$127,001	$117,762
Working capital	161,954	120,077	69,074	56,883	40,033
Long-term liabilities	—	—	—	—	—
Stockholders’ equity	224,977	175,469	127,074	91,393	74,393
Cash provided by operating activities	67,825	51,366	38,806	22,116	23,638
Cash dividends declared per share	—	—	—	—	—
Return on average stockholders’ equity	22%	23%	20%	23%	19%
Return on average total assets	16%	16%	14%	15%	13%

ANSYS, Inc. 2005 Annual Report 12

FINANCIAL CONTENT

Management’s Discussion and Analysis of Financial Condition and Results of Operations	13

Reports of Independent Registered Public Accounting Firm	32, 33

Management’s Report on Internal Control Over Financial Reporting	33

Consolidated Balance Sheets	34

Consolidated Statements of Income	35

Consolidated Statements of Cash Flow	36

Consolidated Statements of Stockholders’ Equity	37

Notes to Consolidated Financial Statements	38

Quarterly Financial Information (Unaudited)	54

Corporate Information	55

ANSYS, Inc. 2005 Annual Report 13

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

ANSYS, Inc.’s (the “Company”) results for the year ended December 31, 2005 reflect revenue growth of 17% and diluted earnings per share growth of 24%. These results were impacted by various factors, including higher revenues from the Company’s software products and services, the January 2005 acquisition of Century Dynamics, Inc., an improvement in operating margins and higher interest income. The Company’s financial position is strong with $194 million in cash and short-term investments, and working capital of $162 million as of December 31, 2005.

ANSYS, Inc. develops and globally markets engineering simulation software and technologies widely used by engineers and designers across a broad spectrum of industries, including aerospace, automotive, manufacturing, electronics, biomedical and defense. Headquartered at Southpointe in Canonsburg, Pennsylvania, the Company and its subsidiaries employ approximately 600 people and focus on the development of open and flexible solutions that enable users to analyze designs directly on the desktop, providing a common platform for fast, efficient and cost-conscious product development, from design concept to final-stage testing and validation. The Company distributes its ANSYS®, ANSYS Workbench™, CFX®, DesignSpace®, ICEM CFD™ and AUTODYN® products through a global network of channel partners, in addition to its own direct sales offices in strategic, global locations. It is the Company’s intention to continue to maintain this mixed sales and distribution model.

The Company licenses its technology to businesses, educational institutions and governmental agencies. The growth in the Company’s revenues is affected by the strength of the global economies, general business conditions, customer budgetary constraints and the competitive position of the Company’s products. The Company believes that the features, functionality and integrated multiphysics capabilities of its software products are as strong as they have ever been. However, the software business is generally characterized by long sales cycles. These long sales cycles increase the difficulty of predicting sales for any particular quarter. As a result, the Company believes that its overall performance is best measured by fiscal year results rather than by quarterly results.

The following discussion should be read in conjunction with the audited consolidated financial statements and notes thereto included elsewhere in this Annual Report. The Company’s discussion and analysis of its financial condition and results of operations are based upon the Company’s consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to fair value of stock awards, bad debts, valuation of investments, contract revenue, valuation of goodwill, valuation of intangible assets, income taxes, and contingencies and litigation. The Company bases its estimates on historical experience, estimated future cash flows and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including the following statements, as well as statements that contain such words as “anticipates,” “intends,” “believes,” “plans” and other similar expressions:

•	the Company’s intentions related to investments in global sales and marketing, and research and development

•	increased exposure to volatility of foreign exchange rates

•	exposure to changes in domestic and foreign tax laws in future periods

•	plans related to future capital spending

•	the Company’s intentions regarding its mixed sales and distribution model

•	the sufficiency of existing cash and cash equivalent balances to meet future working capital and capital expenditure requirements

•	management’s assessment of the ultimate liabilities arising from various investigations, claims and legal proceedings

•	management’s assessment of its ability to realize deferred tax assets

•	management’s intention regarding the reinvestment of undistributed foreign earnings

Forward-looking statements should not be unduly relied upon because they involve known and unknown risks, uncertainties and other factors, some of which are beyond the Company’s control. The Company’s actual results could differ materially from those set forth in the forward-looking statements. Certain factors that might cause such a difference include risks and uncertainties detailed in the “Important Factors Regarding Future Results” beginning on page 26.

ANSYS, Inc. 2005 Annual Report 14

Acquisitions

On February 26, 2003, the Company acquired 100% of the shares in certain entities and assets (hereafter collectively referred to as “CFX”) for a purchase price of approximately $21.7 million in cash. CFX is a leading supplier of computational fluid dynamics (“CFD”) software and services. By acquiring CFX, ANSYS broadened the scope of engineering physics solutions it could offer to its customers and gained access to new customers and geographic territories.

The total purchase price was allocated to the foreign and domestic assets and liabilities of CFX based upon estimated fair market values. The allocations, based upon foreign currency translation rates as of the date of acquisition, were approximately $11.5 million to identifiable intangible assets (including $9.5 million to core software technology to be amortized over five years, $900,000 to customer lists to be amortized over three years and $1.1 million to trademark) and $14.1 million to goodwill, $5.1 million of which is tax deductible. The trademark is not being amortized as it has been determined to have an indefinite life.

The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition:

(in thousands)	At February 26, 2003
Current assets	$7,477
Property and equipment	1,640
Intangible assets	11,500
Goodwill	14,076
Total assets acquired	34,693
Current liabilities	(11,009)
Other liabilities	(1,937)
Total liabilities assumed	(12,946)
Net assets acquired	$21,747

In valuing deferred revenue on the CFX balance sheet as of the acquisition date, the Company applied the fair value provisions of Emerging Issues Task Force (“EITF”) Issue No. 01-3 “Accounting in a Business Combination for Deferred Revenue of an Acquiree.” In accordance with EITF 01-3, acquired deferred revenue of approximately $4.8 million was recorded on the opening balance sheet.

CFX reported revenue of approximately $19 million for its fiscal year ended March 31, 2002. The CFX business was a carve-out entity from the acquiree with significant intercompany transactions and, as a result, pro forma information on revenue, income before extraordinary items and the cumulative effect of accounting changes, net income and earnings per share are indeterminable. The operating results of CFX have been included in ANSYS, Inc.’s consolidated financial statements since the date of acquisition.

On January 5, 2005, the Company acquired Century Dynamics, Inc. (hereafter “CDI”), a leading provider of sophisticated simulation software for solving linear, nonlinear, explicit and multi-body hydrodynamics problems, for an initial purchase price of approximately $5.1 million in cash. In addition, the agreement provided for a future cash payment contingent upon the attainment of certain 2005 performance criteria, which is to be paid no later than March 22, 2006. This payment is estimated to be approximately $4.5 million and was accounted for as an addition to both goodwill and other accrued expenses and liabilities in 2005. The acquisition of CDI expands the Company’s product offerings and allows it to deliver a more complete and comprehensive solution to its customers.

The initial cash purchase price was allocated to the foreign and domestic assets and liabilities of CDI based upon estimated fair market values and foreign currency translation rates as of the date of acquisition. Approximately $2.7 million was allocated to identifiable intangible assets (including $1.5 million to core technology, $450,000 to non-compete agreements, $300,000 to customer contracts and $500,000 to trademarks) and $2.7 million to goodwill, which is not tax deductible. In the third quarter of 2005, a customer exercised its option to pay the Company approximately $300,000 under the contract that was valued on the acquisition date. As a result, the customer contract was removed from intangible assets as of December 31, 2005. The identified intangible assets are being amortized over three to five years. The operating results of CDI have been included in ANSYS, Inc.’s consolidated financial statements since the date of acquisition.

ANSYS, Inc. 2005 Annual Report 15

Had the acquisition occurred on January 1, 2005, the 2005 results would not be materially different from those presented in these consolidated financial statements. The following unaudited pro forma information presents the 2004 and 2003 results of operations of the Company as if the acquisition had occurred on January 1, 2003. The unaudited pro forma results are not necessarily indicative of results that would have occurred had the acquisition been in effect for the years presented, nor are they necessarily indicative of future results.

	Year Ended December 31,
(in thousands, except per share data)	2004	2003
Total revenue	$139,811	$117,828
Net income	33,941	20,459
Earnings per share:
Basic	$1.10	$0.68
Diluted	$1.03	$0.64

In October 2005, the Company acquired substantially all of the assets and certain liabilities of Harvard Thermal, Inc. (hereafter “HTI”), a leader in thermal analysis software tools, for an up-front purchase price of approximately $1.3 million in cash and stock. In addition, the acquisition agreement provides for future payments of up to $400,000, contingent upon the attainment of certain performance criteria. The acquisition of HTI expands the Company’s product offerings and allows it to deliver a more complete and comprehensive simulation solution to its customers. The operating results for HTI have been included with the Company’s operating results from the date of acquisition.

The total purchase price was allocated to the domestic assets and liabilities of HTI based upon estimated fair market values as of the date of acquisition. Approximately $515,000 was allocated to identifiable intangible assets, comprised primarily of core technology, and $1.0 million was allocated to goodwill, which is not tax deductible. The identified intangible assets are being amortized over three years.

Had the acquisition of HTI occurred on January 1, 2003, the 2003, 2004 and 2005 results would not be materially different from those presented in these financial statements. Accordingly, the Company has not presented pro forma information on revenue, net income or earnings per share.

On February 16, 2006, the Company announced a definitive agreement to acquire Fluent, Inc. (hereafter “Fluent”), a global provider of CFD-based computer-aided engineering software and services. Under the terms of the merger agreement, the Company will issue 6,000,000 shares of its common stock and pay approximately $300 million in net cash to acquire Fluent, subject to certain adjustments at closing. The Company will use a combination of existing cash and approximately $200 million from committed bank financing to fund the transaction. The acquisition of Fluent is expected to enhance the breadth, functionality, usability and interoperability of the ANSYS portfolio of simulation solutions. This will increase operational efficiency and lower design and engineering costs for customers, and accelerate development and delivery of new and innovative products to the marketplace. Subject to customary closing conditions and the expiration or termination of the waiting periods under the Hart-Scott-Rodino Act, the transaction is anticipated to close in the second quarter of 2006.

ANSYS, Inc. 2005 Annual Report 16

Results of Operations

The operating results of CFX, CDI and HTI have been included in the results of operations since the acquisition dates of February 2003, January 2005 and October 2005, respectively.

For purposes of the following discussion and analysis, the table below sets forth certain consolidated financial data for the years 2005, 2004 and 2003.

	Year Ended December 31,
(in thousands)	2005	2004	2003
Revenue:
Software licenses	$85,680	$71,326	$58,408
Maintenance and service	72,356	63,213	55,127
Total revenue	158,036	134,539	113,535
Cost of sales:
Software licenses	5,292	4,840	5,365
Amortization of software and acquired technology	3,576	3,030	3,028
Maintenance and service	15,171	13,437	13,112
Total cost of sales	24,039	21,307	21,505
Gross profit	133,997	113,232	92,030
Operating expenses:
Selling and marketing	25,955	24,984	24,777
Research and development	30,688	26,281	23,792
Amortization	1,184	1,149	1,055
General and administrative	17,330	14,840	12,089
Total operating expenses	75,157	67,254	61,713
Operating income	58,840	45,978	30,317
Other income, net	4,271	1,923	357
Income before income tax provision	63,111	47,901	30,674
Income tax provision	19,208	13,334	9,361
Net income	$43,903	$34,567	$21,313

ANSYS, Inc. 2005 Annual Report 17

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Revenue:

	Year Ended December 31,		Change
(in thousands, except percentages)	2005	2004	Amount	%
Revenue:
Software licenses	$85,680	$71,326	$14,354	20.1
Maintenance and service	72,356	63,213	9,143	14.5
Total revenue	158,036	134,539	23,497	17.5

The increase in revenue is primarily due to the following:

•	newly generated software license revenue of $10.9 million

•	increase of $7.3 million in product maintenance revenue, primarily associated with annual maintenance subscriptions sold in connection with new perpetual license sales in recent quarters

•	post-acquisition revenue of $6.1 million ($3.5 million in license revenue and $2.6 million in maintenance and service revenue) related to CDI which was purchased on January 5, 2005

•	decrease of $800,000 in engineering consulting revenue

On average, for the year ended December 31, 2005, the U.S. Dollar was 0.5% stronger, when measured against the Company’s primary foreign currencies, than for the year ended December 31, 2004. The U.S. Dollar strengthened against the British Pound, the Japanese Yen and the Euro while it weakened against the Indian Rupee and the Canadian Dollar. As a result of these fluctuations, the net adverse impact on revenue and operating income during 2005, as compared with 2004, was $300,000 and $600,000, respectively.

International and domestic revenues, as a percentage of total revenue, were 66.8% and 33.2%, respectively, during the year ended December 31, 2005 and 65.3% and 34.7%, respectively, in the year ended December 31, 2004.

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

ANSYS, Inc. 2005 Annual Report 18

Cost of Sales and Gross Profit:

	Year Ended December 31,
	2005		2004		Change
(in thousands, except percentages)	Amount	% of Revenue	Amount	% of Revenue	Amount	%
Cost of sales:
Software licenses	$5,292	3.3	$4,840	3.6	$452	9.3
Amortization of software and acquired technology	3,576	2.3	3,030	2.2	546	18.0
Maintenance and service	15,171	9.6	13,437	10.0	1,734	12.9
Total cost of sales	24,039	15.2	21,307	15.8	2,732	12.8
Gross profit	133,997	84.8	113,232	84.2	20,765	18.3

The change in cost of sales is primarily due to the following:

•	increased technical support and consulting fees of $1.0 million

•	non-amortization expenses related to CDI of $800,000

•	increased third party software royalties of $300,000

•	increased amortization of $500,000 related to technology acquired in the CDI acquisition

The improvement in gross profit was a result of the increase in revenue offset by a smaller increase in related cost of sales.

Operating Expenses:

	Year Ended December 31,
	2005		2004		Change
(in thousands, except percentages)	Amount	% of Revenue	Amount	% of Revenue	Amount	%
Operating expenses:
Selling and marketing	$25,955	16.4	$24,984	18.6	$971	3.9
Research and development	30,688	19.4	26,281	19.5	4,407	16.8
Amortization	1,184	0.8	1,149	0.9	35	3.0
General and administrative	17,330	11.0	14,840	11.0	2,490	16.8
Total operating expenses	75,157	47.6	67,254	50.0	7,903	11.8

Selling and Marketing Expenses: Selling and marketing expenses increased by $1.1 million due to CDI. Excluding the CDI personnel, salaries and incentive compensation each increased by $300,000. These costs were partially offset by a decrease in third party commissions and consulting of $400,000, and a decrease in costs associated with the biennial ANSYS Users’ Conference of $400,000, which was held in 2004.

The Company anticipates that it will make investments throughout 2006 in its global sales and marketing organization to enhance major account sales activities and to support its worldwide distribution and marketing strategies.

ANSYS, Inc. 2005 Annual Report 19

Research and Development: The change in research and development primarily resulted from a $2.1 million increase in salary and headcount related expenses, excluding CDI personnel, and $1.5 million in additional costs related to CDI development. In addition, incentive compensation increased $500,000. The 2005 and 2004 costs were reduced by $300,000 and $500,000, respectively, for amounts capitalized related to internal software development activities.

The Company has traditionally invested significant resources in research and development activities and intends to continue to make significant investments in this area.

Amortization: Amortization expense increased by $260,000 due to the acquisition of CDI in January 2005. This increase was partially offset by the amortization of certain acquired intangibles that ceased in August 2005.

General and Administrative: The 2005 period includes additional costs of $1.4 million related to post-acquisition costs of CDI and $900,000 related to increased non-CDI related salaries and headcount costs.

Other Income: Other income increased to $4.3 million for the year ended December 31, 2005 as compared with $1.9 million for the 2004 year. The net increase was a result of the following two factors:

Foreign Currency Transaction - During 2005, the Company had a net foreign exchange loss of $200,000 as compared with a gain of $200,000 in 2004. During 2005, the U.S. Dollar strengthened against the British Pound, the Japanese Yen and the Euro while it weakened against the Indian Rupee and the Canadian Dollar. During 2004, on average, the U.S. Dollar weakened against each of the currencies. Because the CFX acquisition consisted primarily of non-U.S. locations, the Company, for the foreseeable future, will have increased exposure to volatility of foreign exchange rates. The Company is most impacted by movements among and between the Canadian Dollar, the British Pound, the Euro and the U.S. Dollar.

Investment Income - Interest and dividend income increased by $2.7 million in the year ended December 31, 2005 as compared with the year ended December 31, 2004. Larger cash balances invested, in addition to higher interest rates, caused the increase in interest income.

Income Tax Provision: The Company’s effective tax rate was 30.4% in 2005 as compared to 27.8% in 2004. These rates are lower than the federal and state combined statutory rate as a result of export benefits, as well as the generation of research and experimentation credits. The effective tax rates in 2005 and 2004 were also favorably impacted by the tax benefits discussed in the following paragraphs.

During the third quarter of 2005, the Company filed its 2004 U.S. federal and state tax returns. In conjunction with the completion of these returns, the Company adjusted its estimate for 2004 taxes to reflect the actual results and recorded a $500,000 tax benefit.

During 2004, the Company and the Internal Revenue Service (IRS) settled and closed the audits of the Company’s 2001, 2002 and 2003 federal income tax returns. The Company provides in the financial statements an estimate for income taxes based on its tax filing positions and interpretations of existing tax law. Changes in estimates are reflected in the year of settlement or expiration of the statute of limitations. As a result of the federal income tax returns for 2001, 2002 and 2003 being settled and closed, the Company adjusted its estimated accrued income tax balance related to those years by recording a one-time tax benefit and reducing the tax accrual by $1.1 million in 2004.

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

In October 2004, the American Jobs Creation Act of 2004 was signed into law and included replacement legislation for the FSC/ETI. This bill retains FSC grandfather rules and ETI benefits for transactions in the ordinary course of business under binding contracts with unrelated persons in effect on September 17, 2003. The phase-out of the ETI associated with the legislation is summarized as follows:

Export Benefit Phase-out
2004	No effect
2005	80% of otherwise-applicable benefits
2006	60% of otherwise-applicable benefits
2007 - beyond	Export benefits fully eliminated

ANSYS, Inc. 2005 Annual Report 20

In addition to repealing the export tax benefits, the American Jobs Creation Act of 2004 provides significant tax relief for domestic manufacturers. Effective for taxable years beginning after December 31, 2004, qualifying entities may deduct a certain percentage (as defined below) of the lesser of their qualified production activities income or their taxable income for a taxable year. The deduction, however, is limited to 50% of an employer’s W-2 wages for the tax year. Beginning in 2010, when the 9% deduction is fully phased in, corporations facing a marginal tax rate of 35% would be subject to an effective tax rate of 31.85% on qualifying income.

Manufacturing Income Deduction Phase-in
2004	No effect
2005 – 2006	3% applicable deduction for qualified income
2007 – 2009	6% applicable deduction for qualified income
2010 – beyond	9% applicable deduction for qualified income

In 2005, export benefits reduced the Company’s effective tax rate by approximately 2.9%. The impact of the above legislation on the Company’s effective tax rate in 2005 was not significant. The Company expects the above legislation to adversely impact the effective tax rate by 1.0% in 2006. Any other prospective changes regarding tax benefits associated with the Company’s export sales or other federal and state tax planning vehicles may adversely impact the Company’s effective tax rate and decrease its net income in future periods.

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

Net Income: The Company’s net income increased 27.0% to $43.9 million, or $1.30 diluted earnings per share, in 2005 as compared to net income of $34.6 million, or $1.05 diluted earnings per share, in 2004. The weighted average common and common equivalent shares used in computing diluted earnings per share were 33.7 million in 2005 and 33.0 million in 2004.

ANSYS, Inc. 2005 Annual Report 21

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Revenue:

	Year Ended December 31,		Change
(in thousands, except percentages)	2004	2003	Amount	%
Revenue:
Software licenses	$71,326	$58,408	$12,918	22.1
Maintenance and service	63,213	55,127	8,086	14.7
Total revenue	134,539	113,535	21,004	18.5

The increase in revenue is primarily due to the following:

•	2004 CFX revenue was $28.1 million as compared with the 2003 post-acquisition CFX revenue of $19.2 million. Three factors contributed to the higher CFX revenue in 2004 and include:

•	the growth of the business over 2003

•	a full twelve months of CFX revenue in 2004 as compared to ten months in 2003

•	a $2.7 million reduction in the adverse impact on reported CFX license revenue related to the accounting for acquired deferred revenue which is discussed below

•	newly generated software license revenue of $5.0 million from the Company’s non-CFX products

•	increased maintenance revenue related to contracts sold in association with perpetual license sales

On average, for the year ended December 31, 2004, the U.S. Dollar was 9.0% weaker, when measured against the Company’s primary foreign currencies, than for the year ended December 31, 2003. The U.S. Dollar weakened against the British Pound, the Japanese Yen, the Euro, the Indian Rupee and the Canadian Dollar. The fluctuation in these foreign currencies resulted in increased revenue and operating income during 2004, as compared with 2003, of $3.7 million and $1.7 million, respectively.

International and domestic revenues, as a percentage of total revenue, were 65.3% and 34.7%, respectively, during the year ended December 31, 2004 and 67.1% and 32.9%, respectively, in the year ended December 31, 2003.

In valuing deferred revenue for inclusion on the CFX opening balance sheet as of the acquisition date, February 26, 2003, the Company complied with the fair value provisions of Emerging Issues Task Force (“EITF”) Issue No. 01-3 “Accounting in a Business Combination for Deferred Revenue of an Acquiree.” In accordance with EITF 01-3, acquired deferred revenue of $4.8 million was recorded on the acquisition date balance sheet for CFX. This amount was $3.4 million lower than the historical carrying value. Although this purchase accounting requirement had no impact on the Company’s business or cash flow, it adversely impacted the Company’s reported software license revenue under accounting principles generally accepted in the United States of America (“GAAP”) post-acquisition. The adverse impact on reported revenue under GAAP was $300,000 and $3.0 million for the years ended December 31, 2004 and 2003, respectively.

ANSYS, Inc. 2005 Annual Report 22

Cost of Sales and Gross Profit:

	Year Ended December 31,
	2004		2003		Change
(in thousands, except percentages)	Amount	% of Revenue	Amount	% of Revenue	Amount	%
Cost of sales:
Software licenses	$4,840	3.6	$5,365	4.7	$(525)	(9.8)
Amortization of software and acquired technology	3,030	2.2	3,028	2.7	2	0.1
Maintenance and service	13,437	10.0	13,112	11.5	325	2.5
Total cost of sales	21,307	15.8	21,505	18.9	(198)	(0.9)
Gross profit	113,232	84.2	92,030	81.1	21,202	23.0

The change in cost of sales is primarily due to the following:

•	a reduction of $600,000 in third party royalties

•	a reduction of $600,000 associated with technical and other consulting support

•	an additional $1.1 million in costs associated with CFX due to a full twelve months of activity in 2004 as compared to only ten months of activity in 2003

The improvement in gross profit was a result of the increase in revenue offset by a smaller increase in related cost of sales.

Operating Expenses:

	Year Ended December 31,
	2004		2003		Change
(in thousands, except percentages)	Amount	% of Revenue	Amount	% of Revenue	Amount	%
Operating expenses:
Selling and marketing	$24,984	18.6	$24,777	21.8	$207	0.8
Research and development	26,281	19.5	23,792	21.0	2,489	10.5
Amortization	1,149	0.9	1,055	0.9	94	8.9
General and administrative	14,840	11.0	12,089	10.7	2,751	22.8
Total operating expenses	67,254	50.0	61,713	54.4	5,541	9.0

Selling and Marketing: The 2004 increase in selling and marketing is a result of $700,000 in additional costs related to CFX, mainly the result of the inclusion of a full twelve months of CFX operational activity in 2004 as compared to only ten months in 2003, and $400,000 related to the Company’s biennial users’ conference. These increases were partially offset by a $900,000 reduction in global marketing and advertising costs.

ANSYS, Inc. 2005 Annual Report 23

Research and Development: The change in research and development primarily resulted from a $1.5 million increase in total compensation and headcount related costs, and $900,000 in additional costs related to CFX, mainly the result of the inclusion of a full twelve months of CFX operational activity in 2004 as compared to only ten months in 2003.

The 2004 and 2003 costs were reduced by $500,000 and $600,000, respectively, for amounts capitalized related to internal software development activities.

Amortization: Amortization expense remained consistent at $1.1 million in both 2004 and 2003.

General and Administrative: The 2004 period includes additional costs of $1.2 million related to increased salaries, incentive compensation and related payroll taxes, $800,000 of third party compliance costs associated with the Sarbanes-Oxley Act of 2002 and $500,000 related to a full versus partial year of CFX expenses.

Other Income: Other income increased to $1.9 million for the year ended December 31, 2004 as compared with $400,000 for the 2003 year. The net increase was a result of the following three factors:

Foreign Currency Transaction - During 2004, the Company had a net foreign exchange gain of $200,000 as compared with a gain of $400,000 for 2003.

Investment Income - Interest and dividend income increased by $1.0 million in the year ended December 31, 2004 as compared with the year ended December 31, 2003. The change in investment income was a result of an increased level of funds invested as well as higher interest rates in 2004 as compared with 2003.

Other - During the year ended December 31, 2003, the Company recorded other-than-temporary impairment losses on equity and cost-basis investments of $600,000, and the Company also recorded losses of $100,000 for investments accounted for under the equity method. These losses did not recur in 2004. The current net book value of equity and cost-basis investments is zero.

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

During 2004, the Company and the IRS settled and closed the audits of the Company’s 2001, 2002 and 2003 federal income tax returns. The Company provides in the financial statements an estimate for income taxes based on its tax filing positions and interpretations of existing tax law. Changes in estimates are reflected in the year of settlement or expiration of the statute of limitations. As a result of the federal income tax returns for 2001, 2002 and 2003 being settled and closed, the Company adjusted its estimated accrued income tax balance related to those years by recording a one-time tax benefit and reducing the tax accrual by $1.1 million.

Net Income: The Company’s net income increased 62.2% to $34.6 million, or $1.05 diluted earnings per share, in 2004 as compared to net income of $21.3 million, or $0.67 diluted earnings per share, in 2003. The weighted average common and common equivalent shares used in computing diluted earnings per share were 33.0 million in 2004 and 31.9 million in 2003.

ANSYS, Inc. 2005 Annual Report 24

Liquidity and Capital Resources

As of December 31, 2005, the Company had cash, cash equivalents and short-term investments totaling $194.2 million and working capital of $162.0 million as compared to cash, cash equivalents and short-term investments of $138.4 million and working capital of $120.1 million at December 31, 2004. The short-term investments are generally investment-grade and liquid, which allows the Company to minimize interest rate risk and to facilitate liquidity in the event an immediate cash need arises.

The Company’s operating activities provided cash of $67.8 million in 2005, $51.4 million in 2004 and $38.8 million in 2003. The $16.5 million increase in the Company’s cash flow from operations in 2005 as compared to 2004 was primarily the result of $7.7 million in increased earnings, adjusted for non-cash expenses such as depreciation, amortization and deferred income taxes, and $8.8 million in working capital fluctuations. The increase in cash generated from operations in 2004 compared to 2003 was primarily the result of $13.3 million in increased earnings after the effect of non-cash expenses, such as depreciation, amortization and deferred income taxes. This increase was partially offset by a net decrease in cash of $800,000 from other working capital fluctuations.

Cash provided by investing activities was $28.2 million in 2005, and cash used by investing activities was $53.2 million in 2004 and $15.9 million in 2003. In 2005, the Company had $37.3 million more in maturing short-term investments than in related purchases, and spent $4.5 million on capital expenditures and $4.4 million on business acquisitions. In 2004, the Company purchased $49.5 million more in short-term investments than related maturities and spent $3.2 million on capital expenditures. During 2003, cash outlays of $22.3 million for business acquisitions, primarily related to CFX, and $2.8 million for capital expenditures were partially offset by $10.0 million in net maturities of short-term investments.

Financing activities used cash of $1.5 million in 2005, and provided cash of $5.9 million in 2004 and $7.5 million in 2003. During each of the three years, the Company received proceeds from the exercise of stock options and the issuance of common stock under the Employee Stock Purchase Plan. During 2005, the Company used $7.5 million in cash to repurchase stock.

The Company believes that existing cash and cash equivalent balances of $176.2 million, together with short-term investment balances and cash generated from operations, will be sufficient to meet the Company’s working capital and capital expenditure requirements through at least the next fiscal year. The Company’s cash requirements in the future may also be financed through additional equity or debt financings. There can be no assurance that such financings can be obtained on favorable terms, if at all.

The Company continues to generate positive cash flows from operating activities and believes that the best use of its excess cash is to grow the business and, under certain conditions, to repurchase stock. Additionally, the Company has in the past and expects in the future to acquire or make investments in complementary companies, products, services and technologies. As previously discussed under “Acquisitions,” the Company announced, on February 16, 2006, a definitive agreement to acquire Fluent, Inc., a global provider of CFD-based computer-aided engineering software and services. The Company will issue 6,000,000 shares of its common stock and pay approximately $300 million in net cash to acquire Fluent, subject to certain adjustments at closing. The Company will use a combination of existing cash and approximately $200 million from committed bank financing to fund the transaction. Any future acquisitions may be funded by available cash and investments, cash generated from operations, existing or additional credit facilities, or from the issuance of additional securities.

The Company does not have any special purpose entities or off-balance sheet financing arrangements.

The Company’s significant contractual obligations as of December 31, 2005 are summarized below:

	Payments Due by Period
(in thousands)	Total	Within 1 year	2 –3 years	4 –5 years	After 5 years
Long-term debt	$—	$—	$—	$—	$—
Corporate office lease	12,298	1,241	2,481	2,859	5,717
Other office leases	6,243	1,852	2,663	1,665	63
Unconditional purchase obligations	4,693	1,763	2,056	874	—
Other long-term obligations	—	—	—	—	—
Total contractual obligations	$23,234	$4,856	$7,200	$5,398	$5,780

The Company has no outstanding long-term debt; however, the Company has an uncommitted and unsecured $10.0 million line of credit with a bank. Interest on any borrowings is at the bank’s prime rate or LIBOR, plus an applicable margin. The bank may demand repayment of the entire amount outstanding under the line of credit at any time and for any reason without notice. The Company, in lieu of a fee for the line of credit, has agreed to maintain certain deposits, which range from $5 million to $10 million, depending on the deposit type, with the bank. No borrowings have occurred under this line of credit.

ANSYS, Inc. 2005 Annual Report 25

The Company’s significant contractual obligations as of December 31, 2005 primarily include lease commitments for its corporate office facility, as well as various noncancellable operating leases for equipment and sales offices. In May 2004, the Company entered into the first amendment to its corporate headquarters lease agreement, with an effective date of January 1, 2004. Under the new amendment, the corporate office facility lease agreement includes a commitment through 2014, with an option for five additional years.

The Company has ongoing employment agreements with certain employees, including the Chairman of the Board of Directors and the Chief Executive Officer. The terms of these employment agreements generally include annual compensation, severance payment provisions and non-competition clauses. The employment agreements terminate upon the occurrence of certain events described in the contracts.

Additionally, the Company had an outstanding irrevocable standby letter of credit for $1.6 million at December 31, 2005. This letter of credit is subject to annual renewal and was issued as a guarantee for damages that could be awarded related to a legal matter in which the Company was involved. The fair value of the letter of credit approximates the contract value based on the nature of the fee arrangements with the issuing bank. No material losses on this commitment have been incurred, nor are any anticipated.

Critical Accounting Policies and Estimates

The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements. The Company recognizes revenue in accordance with SOP 97-2, “Software Revenue Recognition,” and related interpretations. Revenue from perpetual licenses is recognized upon delivery of the licensed product and the utility that enables the customer to request authorization keys, provided that acceptance has occurred and a signed contractual obligation has been received, the price is fixed and determinable, and collectibility of the receivable is probable. Revenue for software lease licenses is recognized ratably over the period of the lease contract. Revenue is recorded net of the distributor fee for sales through the Company’s distribution network. The Company estimates the value of post-contract customer support sold together with perpetual licenses by reference to published price lists that generally represent the prices at which customers could purchase renewal contracts for such services. Costs related to maintenance obligations are expensed as incurred. Revenue from maintenance contracts is recognized ratably over the term of the contract. Revenue from training, support and other services is recognized as the services are performed.

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

The Company capitalizes internal labor costs associated with the development of product enhancements subsequent to the determination of technological feasibility. Amortization of capitalized software costs, both for internally developed as well as for purchased software products, is computed on a product-by-product basis over the estimated economic life of the product, which is generally three years. The Company periodically reviews the carrying value of capitalized software and an impairment will be recognized in the results of operations if the expected future undiscounted operating cash flow derived from the capitalized software is less than its carrying value.

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

ANSYS, Inc. 2005 Annual Report 26

Recently Issued and Adopted Accounting Pronouncements

In December 2004, the FASB issued a revised version of FASB Statement No. 123, “Accounting for Stock-Based Compensation” (“Statement No. 123(R)”). The statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The cost will be recognized over the period during which an employee is required to provide service in exchange for the award, typically the vesting period. For public entities, the revised statement indicated an effective date as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. However, the Securities and Exchange Commission announced on April 14, 2005 a new rule that allows companies to implement Statement No. 123(R) at the beginning of the next fiscal year. The Company is required to adopt Statement No. 123(R) in compliance with the revised implementation date on January 1, 2006.

The Company issues both nonqualified and incentive stock options; however, incentive stock options comprise a significant portion of outstanding stock options. The tax benefits associated with incentive stock options are unpredictable, as they are predicated upon an award recipient triggering an event that disqualifies the award and that then results in a tax deduction to the Company. Statement No. 123(R) requires that these tax benefits be recorded at the time of the triggering event. The triggering events for each option holder are not easily projected. In order to estimate the tax benefits related to incentive stock options, the Company makes many assumptions and estimates, including the number of incentive stock options that will be exercised during the period by U.S. employees, the number of incentive stock options that will be disqualified during the period and the fair market value of the Company’s stock price on the exercise dates. Each of these items is subject to significant uncertainty and, therefore, the overall estimated impact of stock-based compensation on the Company’s 2006 net income and earnings per share may differ materially from the Company’s estimates. Considering these limitations, the Company’s current estimate is that the impact of Statement No. 123(R) on the Company’s net income will range from an adverse impact of $2.2 million, or ($0.06) diluted earnings per share, to a positive impact of $2.7 million, or $0.08 diluted earnings per share.

In December 2004, the FASB issued Statement No. 153, “Exchanges of Nonmonetary Assets.” Statement No. 153 addresses the measurement of exchanges of nonmonetary assets and redefines the scope of transactions that should be measured based on the fair value of the assets exchanged. Statement No. 153 is effective for fiscal periods beginning after June 15, 2005. The adoption of this statement is not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

On June 7, 2005, the FASB issued Statement No. 154, “Accounting Changes and Error Corrections,” a replacement of APB Opinion No. 20, “Accounting Changes” and Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements.” Statement No. 154 changes the requirements for the accounting for and reporting of changes in accounting principles. Previously, most voluntary changes in accounting principles required recognition via a cumulative effect adjustment within net income in the period of the change. Statement No. 154 requires retrospective application to prior periods’ financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. Statement No. 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005; however, the statement does not change the transition provisions of any existing accounting pronouncements. The Company does not believe that the adoption of Statement No. 154 will have a material effect on its consolidated financial position, results of operations or cash flows.

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

POTENTIAL FLUCTUATIONS IN OPERATING RESULTS: The Company may experience significant fluctuations in future quarterly operating results. Fluctuations may be caused by many factors, including the timing of new product releases or product enhancements by the Company or its competitors; the size and timing of individual orders, including a fluctuation in the demand for and the ability to complete large contracts; software errors or other product quality problems; competition and pricing changes; customer order deferrals in anticipation of new products or product enhancements; changes in demand for the Company’s products; changes in operating expenses; changes in the mix of software license and maintenance and service revenue; personnel changes; and general economic conditions. A substantial portion of the Company’s operating expenses is related to personnel, facilities and marketing programs. The level of personnel and related expenses cannot be adjusted quickly and is based, in significant part, on the Company’s expectation for future revenue. The Company does not typically experience significant order backlog. Further, the Company has often recognized a substantial portion of its revenue in the last month of a quarter, with this revenue frequently concentrated in the last weeks or days of a quarter. During certain quarterly periods, the Company has been dependent upon receiving large orders of perpetual licenses involving the payment of a single up-front fee and, more recently, has shifted the business emphasis

ANSYS, Inc. 2005 Annual Report 27

of its products to provide a collaborative solution to the Company’s customers. This emphasis has increased the Company’s average order size and increased the related sales cycle time for the larger orders. This shift may have the effect of increasing the volatility of the Company’s revenue and profit from period to period. As a result, product revenue in any quarter is substantially dependent upon sales completed in the latter part of that quarter, and revenue for any future quarter is not predictable with any significant degree of accuracy.

SEASONAL VARIATIONS: The Company’s business has experienced significant seasonality, including quarterly reductions in software sales resulting from the slowdown in Europe during the summer months, as well as from the seasonal purchasing and budgeting patterns of the Company’s customers.

ECONOMIC SLOWDOWN IN CERTAIN SECTORS: The Company’s sales are based significantly on end user demand for products in key industrial sectors. Many of these sectors periodically experience economic declines. These economic declines may be exacerbated by other economic factors, such as the recent increase in global energy prices. These economic factors may adversely affect the Company’s business by extending sales cycles and reducing revenue.

The Company has customers who supply a wide spectrum of goods and services in virtually all of the world’s major economic regions. The Company’s performance is materially impacted by general economic conditions and the performance of its customers. The Company’s management team forecasts macroeconomic trends and developments and integrates them through long-range planning into budgets, research and development strategies and a wide variety of general management duties. When forecasting future economic trends and technological developments, management does not have a comparative advantage. To the extent that the Company’s forecasts are in error by being overly optimistic or overly pessimistic about the performance of an economy or sector, the Company’s performance may be hindered because of a failure to properly match corporate strategy with economic conditions.

Terrorist attacks, other increased global hostilities and natural disasters have, at times, contributed to widespread uncertainty and speculation in the world financial markets. This uncertainty and speculation may result in further economic contraction, resulting in the suspension or delay of purchasing by the Company’s customers.

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

ANSYS, Inc. 2005 Annual Report 28

SALES OF NEW PRODUCTS: The Company continues to develop and introduce new software products. Certain of these products require a higher level of sales and support expertise. The ability of the Company’s sales channel, particularly the indirect channel, to obtain this expertise and to sell the new product offerings effectively could have an impact on the Company’s sales in future periods. Additionally, royalties and engineering service engagements associated with the new software products may result in the Company’s cost of sales increasing as a percentage of revenue in future periods.

DEPENDENCE ON CHANNEL PARTNERS: The Company continues to distribute a substantial portion of its products through its global network of independent, regional channel partners. The channel partners sell the Company’s software products to new and existing customers, expand installations within the existing customer base, offer consulting services and provide the first line of technical support. Consequently, the Company is highly dependent upon the efforts of the channel partners. Difficulties in ongoing relationships with channel partners, such as delays in collecting accounts receivable, failure to meet performance criteria or to promote the Company’s products as aggressively as the Company expects and differences in the handling of customer relationships could adversely affect the Company’s performance. Additionally, the loss of any major channel partner for any reason, including a channel partner’s decision to sell competing products rather than the Company’s products, could have a material adverse effect on the Company. Moreover, the Company’s future success will depend substantially on the ability and willingness of its channel partners to continue to dedicate the resources necessary to promote the Company’s products and to support a larger installed base of the Company’s products. If the channel partners are unable or unwilling to do so, the Company may be unable to sustain revenue growth.

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

As the Company continues to expand its direct sales presence in international regions, the portion of its revenue, expenses, cash, accounts receivable and payment obligations denominated in foreign currencies continues to increase. As a result, changes in currency exchange rates from time to time may affect the Company’s financial position, results of operations and cash flows.

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

ANSYS, Inc. 2005 Annual Report 29

The Company has historically received significant tax benefits related to its export activities. In October 2004, the American Jobs Creation Act of 2004 was signed into law and included replacement legislation for existing export benefits. This bill retains certain export benefits for transactions in the ordinary course of business under binding contracts with unrelated persons in effect on September 17, 2003. The phase-out of the existing export benefits associated with the legislation is summarized as follows:

Export Benefit Phase-out
2004	No effect
2005	80% of otherwise-applicable benefits
2006	60% of otherwise-applicable benefits
2007 - beyond	Export benefits fully eliminated

In addition to repealing the export tax benefits, the American Jobs Creation Act of 2004 provides significant tax relief for domestic manufacturers. Effective for taxable years beginning after December 31, 2004, qualifying entities may deduct a certain percentage (as defined below) of the lesser of their qualified production activities income or their taxable income for a taxable year. The deduction, however, is limited to 50% of an employer’s W-2 wages for the tax year. Beginning in 2010, when the 9% deduction is fully phased in, corporations facing a marginal tax rate of 35% would be subject to an effective tax rate of 31.85% on qualifying income.

Manufacturing Income Deduction Phase-in
2004	No effect
2005 - 2006	3% applicable deduction for qualified income
2007 - 2009	6% applicable deduction for qualified income
2010 - beyond	9% applicable deduction for qualified income

In 2005, export benefits reduced the Company’s effective tax rate by approximately 2.9%. The impact of the above legislation on the Company’s effective tax rate in 2005 was not significant. The Company expects the above legislation to adversely impact the effective tax rate by 1.0% in 2006. Any other prospective changes regarding tax benefits associated with the Company’s export sales or other federal and state tax planning vehicles may adversely impact the Company’s effective tax rate and decrease its net income in future periods.

DEPENDENCE ON PROPRIETARY TECHNOLOGY: The Company’s success is highly dependent upon its proprietary technology. Although the Company was awarded a patent by the U.S. Patent and Trademark Office for its Web-based reporting technology, the Company generally relies on contracts and the laws of copyright and trade secrets to protect its technology. Although the Company maintains a trade secrets program, enters into confidentiality agreements with its employees and distributors, and limits access to and distribution of its software, documentation and other proprietary information, there can be no assurance that the steps taken by the Company to protect its proprietary technology will be adequate to prevent misappropriation of its technology by third parties, or that third parties will not be able to develop similar technology independently. Although the Company is not aware that any of its technology infringes upon the rights of third parties, there can be no assurance that other parties will not assert technology infringement claims against the Company or that, if asserted, such claims will not prevail.

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

ANSYS, Inc. 2005 Annual Report 30

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

DISRUPTION OF OPERATIONS OR INFRASTRUCTURE FAILURES: A significant portion of the Company’s software development personnel, source code and computer equipment is located at operating facilities in the United States, Canada and Europe. The occurrence of a natural disaster or other unforeseen catastrophe at any of these facilities could cause interruptions in the Company’s operations, services and product development activities. Additionally, if the Company experiences problems that impair its business infrastructure, such as a computer virus, telephone system failure or an intentional disruption of its information technology systems by a third party, these interruptions could have a material, adverse effect on the Company’s business, financial condition, results of operations, cash flows and the ability to meet financial reporting timelines. Further, because the Company’s sales are not generally linear during any quarterly period, the potential adverse effects resulting from any of the events described above or any other disruption of the Company’s business could be accentuated if it occurs close to the end of a fiscal quarter.

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

SALES FORECASTS: The Company makes many operational and strategic decisions based upon short- and long-term sales forecasts. The Company’s sales personnel continually monitor the status of all proposals, including the estimated closing date and the value of the sale, in order to forecast quarterly sales. These forecasts are subject to significant estimation and are impacted by many external factors. For example, a slowdown in information technology spending or economic factors could cause purchasing decisions to be delayed. A variation in actual sales activity from that forecasted could cause the Company to plan or to budget incorrectly and, therefore, could adversely affect the Company’s business, financial condition, results of operations and cash flows.

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

ANSYS, Inc. 2005 Annual Report 31

REGULATORY COMPLIANCE: Like all other public companies, the Company is subject to the rules and regulations of the Securities and Exchange Commission (“SEC”), including those that require the Company to report on and receive a certification from its independent accounting firm regarding the Company’s internal controls. Compliance with these requirements causes the Company to incur additional expenses and causes management to divert time from the day-to-day operations of the Company. While the Company anticipates being able to fully comply with these internal control requirements, if it is not able to comply with the Sarbanes-Oxley reporting or certification requirements relating to internal controls, the Company may be subject to sanction by the SEC or NASDAQ.

The Company’s stock is listed on The NASDAQ National Market; thus, the Company is subject to the ongoing financial and corporate governance requirements of NASDAQ. While the Company anticipates being able to fully comply with these requirements, if it is not able to comply, the Company’s name may be published on NASDAQ’s daily Non-Compliant Companies list until NASDAQ determines that it has regained compliance or the Company no longer trades on NASDAQ.

The Company’s sales to the Government of the United States must comply with the regulations set forth in the Federal Acquisition Regulations. Failure to comply with these regulations could result in penalties being assessed against the Company or an order preventing the Company from making future sales to the United States Government. Further, the Company’s international activities must comply with the export control laws of the United States, the Foreign Corrupt Practices Act and a variety of other laws and regulations of the United States of America and other countries in which the Company operates. Failure to comply with any of these laws and regulations could adversely affect the Company’s business, financial position, results of operation and cash flows.

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

CHANGES IN EXISTING FINANCIAL ACCOUNTING STANDARDS OR TAXATION RULES: Changes in existing accounting or taxation rules or practices, new accounting pronouncements or taxation rules, or varying interpretations of current accounting pronouncements or taxation practice could have a significant adverse effect on the Company’s results of operations or the manner in which the Company conducts its business. Further, such changes could potentially affect the Company’s reporting of transactions completed before such changes are effective. For example, the Company is not currently required to record stock-based compensation charges to earnings in connection with stock option grants to its employees. However, the FASB issued Statement No. 123(R) which will require the Company to record stock-based compensation charges to earnings commencing in the first quarter of fiscal 2006. Such charges will negatively impact the Company’s earnings.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK: The Company is exposed to certain market risks, primarily foreign currency exchange rates, that arise from transactions entered into in the normal course of business. The Company seeks to minimize these risks primarily through its normal operating and financing activities.

ANSYS, Inc. 2005 Annual Report 32

Internal Controls – Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of ANSYS, Inc.

Canonsburg, Pennsylvania

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that ANSYS, Inc. and subsidiaries (the “Company”) maintained effective internal control over financial reporting as of December 31, 2005, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

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

In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2005 of the Company and our reports dated March 1, 2006 expressed an unqualified opinion on those financial statements and financial statement schedule.

/s/ Deloitte & Touche LLP

Pittsburgh, Pennsylvania

March 1, 2006

ANSYS, Inc. 2005 Annual Report 33

Management’s Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting for the Company. In order to evaluate the effectiveness of internal control over financial reporting, management has conducted an assessment, including testing, using the financial reporting criteria in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s system of internal control over financial reporting is designed to provide reasonable assurance to the Company’s management and board of directors regarding the reliability of financial records used in preparation of the Company’s published financial statements. As all internal control systems have inherent limitations, even systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Based on its assessment, management has concluded that the Company maintained an effective system of internal control over financial reporting as of December 31, 2005. The Company’s registered public accounting firm has issued an attestation report on management’s assessment in conjunction with their audit of the Company’s system of internal control over financial reporting and the financial statements.

/s/ James E. Cashman III	/s/ Maria T. Shields
James E. Cashman III	Maria T. Shields
President and Chief Executive Officer	Chief Financial Officer

March 1, 2006

Financial Statements – Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of ANSYS, Inc.

Canonsburg, Pennsylvania

We have audited the accompanying consolidated balance sheets of ANSYS, Inc. and subsidiaries (the “Company”) as of December 31, 2005 and 2004, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of ANSYS, Inc. and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2005, based on the criteria established in Internal Control–-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 1, 2006 expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ Deloitte & Touche LLP

Pittsburgh, Pennsylvania

March 1, 2006

ANSYS, Inc. 2005 Annual Report 34

Consolidated Balance Sheets

(in thousands, except share data)	December 31, 2005	December 31, 2004
ASSETS
Current assets:
Cash and cash equivalents	$176,166	$83,547
Short-term investments	18,066	54,899
Accounts receivable, less allowance for doubtful accounts of $2,231 and $1,890, respectively	19,134	18,792
Other receivables and current assets	25,065	23,612
Deferred income taxes	4,055	3,404
Total current assets	242,486	184,254
Property and equipment, net	6,362	5,551
Capitalized software costs, net	642	898
Goodwill	43,277	36,277
Other intangibles, net	10,589	12,108
Deferred income taxes	2,153	558
Total assets	$305,509	$239,646
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,330	$1,100
Accrued bonuses	9,631	7,927
Other accrued expenses and liabilities	19,677	11,244
Deferred revenue	49,894	43,906
Total current liabilities	80,532	64,177
Commitments and contingencies	—	—
Stockholders’ equity:
Preferred stock, $.01 par value; 2,000,000 shares authorized; zero shares issued or outstanding	—	—
Common stock, $.01 par value; 50,000,000 shares authorized; 33,169,516 shares issued	332	332
Additional paid-in capital	59,543	50,868
Retained earnings	179,171	135,268
Treasury stock, at cost: 1,121,726 and 1,753,391 shares, respectively	(18,340)	(17,700)
Accumulated other comprehensive income	4,271	6,701
Total stockholders’ equity	224,977	175,469
Total liabilities and stockholders’ equity	$305,509	$239,646

The accompanying notes are an integral part of the consolidated financial statements.

ANSYS, Inc. 2005 Annual Report 35

Consolidated Statements of Income

(in thousands, except per share data)	2005	2004	2003
Revenue:
Software licenses	$85,680	$71,326	$58,408
Maintenance and service	72,356	63,213	55,127
Total revenue	158,036	134,539	113,535
Cost of sales:
Software licenses	5,292	4,840	5,365
Amortization of software and acquired technology	3,576	3,030	3,028
Maintenance and service	15,171	13,437	13,112
Total cost of sales	24,039	21,307	21,505
Gross profit	133,997	113,232	92,030
Operating expenses:
Selling and marketing	25,955	24,984	24,777
Research and development	30,688	26,281	23,792
Amortization	1,184	1,149	1,055
General and administrative	17,330	14,840	12,089
Total operating expenses	75,157	67,254	61,713
Operating income	58,840	45,978	30,317
Other income, net	4,271	1,923	357
Income before income tax provision	63,111	47,901	30,674
Income tax provision	19,208	13,334	9,361
Net income	$43,903	$34,567	$21,313
Earnings per share – basic:
Basic earnings per share	$1.38	$1.12	$0.71
Weighted average shares – basic	31,749	30,955	29,916
Earnings per share – diluted:
Diluted earnings per share	$1.30	$1.05	$0.67
Weighted average shares – diluted	33,692	32,978	31,876

The accompanying notes are an integral part of the consolidated financial statements.

ANSYS, Inc. 2005 Annual Report 36

Consolidated Statements of Cash Flow

(in thousands)	2005	2004	2003
Cash flows from operating activities:
Net income	$43,903	$34,567	$21,313
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	8,107	7,588	7,098
Deferred income tax (benefit) provision	(2,051)	546	(17)
Provision for bad debts	570	153	447
Impairment of investment	—	—	611
Equity in loss of investment	—	—	75
Changes in operating assets and liabilities:
Accounts receivable	(1,033)	1,884	503
Other receivables and current assets	(2,393)	(7,251)	1,715
Accounts payable, accrued expenses and liabilities	14,030	8,889	594
Deferred revenue	6,692	4,990	6,467
Net cash provided by operating activities	67,825	51,366	38,806
Cash flows from investing activities:
Capital expenditures	(4,482)	(3,191)	(2,761)
Capitalization of internally developed software costs	(270)	(544)	(550)
Purchases of short-term investments	(52,865)	(74,455)	(25,030)
Maturities of short-term investments	90,164	25,000	34,988
Business acquisitions, net of cash acquired	(4,385)	—	(22,335)
Purchase of long-term investments	—	—	(200)
Net cash provided by (used in) investing activities	28,162	(53,190)	(15,888)
Cash flows from financing activities:
Proceeds from issuance of common stock under Employee Stock Purchase Plan	849	484	408
Proceeds from exercise of stock options	5,182	5,408	7,105
Purchase of treasury stock	(7,492)	—	—
Net cash (used in) provided by financing activities	(1,461)	5,892	7,513
Effect of exchange rate fluctuations	(1,907)	1,441	1,409
Net increase in cash and cash equivalents	92,619	5,509	31,840
Cash and cash equivalents, beginning of year	83,547	78,038	46,198
Cash and cash equivalents, end of year	$176,166	$83,547	$78,038
Supplemental disclosures of cash flow information:
Cash paid during the year for income taxes	$10,902	$5,439	$3,407

The accompanying notes are an integral part of the consolidated financial statements.

ANSYS, Inc. 2005 Annual Report 37

Consolidated Statements of Stockholders’ Equity

(in thousands)	Common Stock		Additional Paid-in Capital	Retained Earnings	Treasury Stock		Accumulated Other Comprehensive Income	Total Stockholders’ Equity	Total Comprehensive Income
	Shares	Amount			Shares	Amount
Balance, December 31, 2002	33,170	$332	$41,250	$79,388	4,031	$(30,337)	$760	$91,393
Exercise of stock options, including tax benefit of $3,175	—	—	2,992	—	(1,344)	7,288	—	10,280
Issuance of common stock under Employee Stock Purchase Plan	—	—	127	—	(52)	281	—	408
Net income for the year	—	—	—	21,313	—	—	—	21,313	$21,313
Other comprehensive income	—	—	—	—	—	—	3,680	3,680	3,680
Balance, December 31, 2003	33,170	332	44,369	100,701	2,635	(22,768)	4,440	127,074	24,993
Exercise of stock options, including tax benefit of $5,552	—	—	6,107	—	(844)	4,853	—	10,960
Issuance of common stock under Employee Stock Purchase Plan	—	—	306	—	(31)	178	—	484
Issuance of restricted stock	—	—	86	—	(7)	37	—	123
Net income for the year	—	—	—	34,567	—	—	—	34,567	34,567
Other comprehensive income	—	—	—	—	—	—	2,261	2,261	2,261
Balance, December 31, 2004	33,170	332	50,868	135,268	1,753	(17,700)	6,701	175,469	36,828
Treasury stock acquired	—	—	—	—	206	(7,492)	—	(7,492)
Purchase of HTI assets	—	—	745	—	(27)	302	—	1,047
Exercise of stock options, including tax benefit of $8,046	—	—	6,985	—	(764)	6,243	—	13,228
Issuance of common stock under Employee Stock Purchase Plan	—	—	606	—	(35)	243	—	849
Issuance of restricted stock	—	—	339	—	(11)	64	—	403
Net income for the year	—	—	—	43,903	—	—	—	43,903	43,903
Other comprehensive loss	—	—	—	—	—	—	(2,430)	(2,430)	(2,430)
Balance, December 31, 2005	33,170	$332	$59,543	$179,171	1,122	$(18,340)	$4,271	$224,977	$41,473

The accompanying notes are an integral part of the consolidated financial statements.

ANSYS, Inc. 2005 Annual Report 38

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization

ANSYS, Inc. (the “Company” or “ANSYS”) develops and globally markets engineering simulation software and technologies widely used by engineers and designers across a broad spectrum of industries, including aerospace, automotive, manufacturing, electronics, biomedical and defense.

The Company operates as one segment, as defined by Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information.” Given the integrated approach to the problem-solving needs of the Company’s customers, a single sale of software may contain components from multiple product areas and include combined technologies. There is no means by which the Company can provide accurate historical (or current) reporting among its various product-line segmentations. Disclosure of such information is impracticable.

2. Summary of Significant Accounting Policies

ACCOUNTING PRINCIPLES: The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America.

PRINCIPLES OF CONSOLIDATION: The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

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

REVENUE RECOGNITION: Revenue is derived principally from the licensing of computer software products and from related maintenance contracts. ANSYS recognizes revenue in accordance with SOP 97-2, “Software Revenue Recognition,” and related interpretations. Revenue from perpetual licenses is recognized upon delivery of the licensed product and the utility that enables the customer to request authorization keys, provided that acceptance has occurred and a signed contractual obligation has been received, the price is fixed and determinable, and collectibility of the receivable is probable. Revenue is recorded net of the distributor fee for sales through the ANSYS distribution network. Revenue for software lease licenses is recognized ratably over the period of the lease contract. The Company estimates the value of post-contract customer support sold together with perpetual licenses by reference to published price lists that generally represent the prices at which customers could purchase renewal contracts for such services. Revenue from maintenance contracts is recognized ratably over the term of the contract. Costs related to maintenance obligations are expensed as incurred. Revenue from training, support and other services is recognized as the services are performed.

CASH AND CASH EQUIVALENTS: Cash and cash equivalents consist primarily of highly liquid investments such as time deposits held at major banks, money market mutual funds and other securities with remaining maturities of three months or less. Cash equivalents are carried at cost, which approximates fair value.

ANSYS, Inc. 2005 Annual Report 39

SHORT-TERM INVESTMENTS: The Company considers investments backed by government agencies or U.S. financial institutions to be highly liquid and, accordingly, classifies such investments as short-term investments. Short-term investments are recorded at fair value. The Company uses the specific identification method to determine the realized gain or loss upon the sale of such securities. As of the balance sheet date, there were no significant unrealized gains or losses on the investments, all of which had maturities, renewal options or auction rate dates of less than one year.

The Company’s investment portfolio is subject to market risk due to changes in interest rates. The Company is averse to principal loss and seeks to preserve invested funds by limiting default risk, market risk and reinvestment risk by placing its investments with high quality credit issuers.

PROPERTY AND EQUIPMENT: Property and equipment is stated at cost. Depreciation is computed on the straight-line method over the estimated useful lives of the various classes of assets, which range from one to seven years. Repairs and maintenance are charged to expense as incurred. Gains or losses from the sale or retirement of property and equipment are included in other income.

RESEARCH AND DEVELOPMENT COSTS: Research and development costs, other than certain capitalized software development costs, are expensed as incurred.

CAPITALIZED SOFTWARE: Internally developed computer software costs and costs of product enhancements are capitalized subsequent to the determination of technological feasibility; such capitalization continues until the product becomes available for general release. Amortization of capitalized software costs, both for internally developed as well as for purchased software products, is computed on a product-by-product basis over the estimated economic life of the product, which is generally three years. Amortization is the greater of the amount computed using: (i) the ratio of the current year’s gross revenue to the total current and anticipated future gross revenue for that product or (ii) the straight-line method over the estimated life of the product. Amortization expense related to capitalized and acquired software costs was $3.6 million for the year ended December 31, 2005, and $3.0 million for each of the years ended December 31, 2004 and 2003. These amounts include amortization expense related to capitalized costs of internally developed software of $500,000 for the year ended December 31, 2005 and $600,000 for each of the years ended December 31, 2004 and 2003.

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

The Company evaluates, at least annually, the realizability of the carrying value of goodwill by comparing the carrying value to its estimated fair value. The Company performs its annual goodwill impairment test on January 1 of each year unless there is an indicator that would require a test during the year. No impairments were recorded during 2005, 2004 or 2003.

The Company periodically reviews the carrying value of other intangible assets and will recognize impairments when the expected future discounted operating cash flow derived from such intangible assets is less than the carrying value. No impairment charges have been required to date.

ANSYS, Inc. 2005 Annual Report 40

CONCENTRATIONS OF CREDIT RISK: The Company has a concentration of credit risk with respect to trade receivables due to the limited number of distributors through which the Company sells its products. The Company performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral.

During 2005, sales by distributors comprised approximately 42% of the Company’s total revenue, with two distributors each individually accounting for approximately 10% and 8% of total revenue. During 2004, sales by distributors comprised approximately 43% of the Company’s total revenue, with two distributors each individually accounting for approximately 10% and 8% of total revenue. During 2003, sales by distributors comprised approximately 45% of the Company’s total revenue, with two distributors each individually accounting for approximately 11% and 9% of total revenue. No individual customer accounted for more than 10% of revenue for the years ended December 31, 2005, 2004 or 2003.

In addition to the concentration of credit risk with respect to trade receivables, the Company’s cash and cash equivalents are also exposed to concentration of credit risk. The Company maintains its cash accounts primarily in U.S. banks, which are insured by the F.D.I.C. up to $100,000 per bank. The Company had cash balances on deposit with two U.S. banks at December 31, 2005 that exceeded the balance insured by the F.D.I.C. in the amounts of approximately $23.8 million and $6.2 million. A significant portion of the Company’s remaining U.S. cash balance is also uninsured. As a result of the Company’s operations in international locations, it also has significant, uninsured cash balances denominated in foreign currencies and held outside of the U.S.

ALLOWANCE FOR DOUBTFUL ACCOUNTS: The Company makes judgments as to its ability to collect outstanding receivables and provides allowances for a portion of receivables when collection becomes doubtful. Provisions are made based upon a specific review of all significant outstanding invoices from both a value and delinquency perspective. For those invoices not specifically reviewed, provisions are provided at differing rates, based upon the age of the receivable and the geographical area of origin. In determining these percentages, the Company analyzes its historical collection experience and current economic trends in the customer’s industry and geographic region. The Company recorded $570,000, $153,000 and $447,000 in bad debt expense for the years ended December 31, 2005, 2004 and 2003, respectively.

INCOME TAXES: Deferred tax assets and liabilities are determined based on temporary differences between the financial statement and tax basis of assets and liabilities, using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

FOREIGN CURRENCIES: Certain of the Company’s sales transactions are denominated in foreign currencies. These transactions are translated to the functional currency at the exchange rate on the transaction date. Accounts receivable in foreign currencies at year-end are translated at the effective exchange rate on the balance sheet date. Gains and losses resulting from foreign exchange transactions are included in other income. The Company recorded a net foreign exchange loss of $200,000 for the year ended December 31, 2005, and a net foreign exchange gain of $200,000 and $400,000 for the years ended December 31, 2004 and 2003, respectively.

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

ANSYS, Inc. 2005 Annual Report 41

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

	Year Ended December 31,
(in thousands, except per share data)	2005	2004	2003
Net income	$43,903	$34,567	$21,313
Weighted average shares outstanding – basic	31,749	30,955	29,916
Basic earnings per share	$1.38	$1.12	$0.71
Effect of dilutive securities:
Shares issuable upon exercise of dilutive outstanding stock options	1,943	2,023	1,960
Weighted average shares outstanding – diluted	33,692	32,978	31,876
Diluted earnings per share	$1.30	$1.05	$0.67
Anti-dilutive shares/options, not included in the computation	41	—	—

STOCK-BASED COMPENSATION: The Company has elected to account for stock-based compensation arrangements through the intrinsic value method under the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock-Based Compensation.” Under the intrinsic value method, compensation expense is measured as the excess, if any, of the market value of the underlying common stock over the amount the employee is required to pay on the date both the number of shares and the price to be paid are known. No compensation expense has been recognized in the consolidated statements of income as option grants generally are made with exercise prices equal to the fair value of the underlying common stock on the award date, which is typically the date of compensation measurement. Had compensation cost been determined based on the fair value at the date of grant, in accordance with the provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” the Company’s net income and basic and diluted earnings per share would have been reduced to the pro forma amounts indicated below:

	Year Ended December 31,
(in thousands, except per share data)	2005	2004	2003
Net income, as reported	$43,903	$34,567	$21,313
Add: Stock-based employee compensation expense included in net income, net of related tax effects	—	—	—
Deduct: Stock-based employee compensation expense determined under the fair value-based method for all awards, net of related tax effects	(3,570)	(2,797)	(2,903)
Pro forma net income	$40,333	$31,770	$18,410
Earnings per share:
Basic – as reported	$1.38	$1.12	$0.71
Basic – pro forma	$1.27	$1.03	$0.62
Diluted – as reported	$1.30	$1.05	$0.67
Diluted – pro forma	$1.20	$0.96	$0.58

ANSYS, Inc. 2005 Annual Report 42

The weighted-average fair value of options granted was $17.61 per share in 2005, $10.82 per share in 2004 and $6.99 per share in 2003.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes options pricing model, which was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. The Company’s options have characteristics significantly different from those of traded options, and changes in input assumptions can materially affect the fair value estimates. The fair values of options granted were estimated using the Black-Scholes pricing model with the risk-free interest rates ranging from 3.65% - 4.46% for 2005, 3.16% - 3.96% for 2004 and 2.13% - 3.22% for 2003. The interest rates used were determined by using the five-year Treasury Note yield at the date of grant. The following assumptions were also used to determine the fair value of each option grant: dividend yields of 0%; expected volatility of 50%, 53% and 57% for 2005, 2004 and 2003, respectively, and expected term of 5.1 years, 5.3 years and 5.0 years for 2005, 2004 and 2003, respectively.

In December 2004, the FASB issued a revised version of FASB Statement No. 123, “Accounting for Stock-Based Compensation” (“Statement No. 123(R)”). The statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The cost will be recognized over the period during which an employee is required to provide service in exchange for the award, typically the vesting period. For public entities, the revised statement indicated an effective date as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. However, the Securities and Exchange Commission announced on April 14, 2005 a new rule that allows companies to implement Statement No. 123(R) at the beginning of the next fiscal year. The Company is required to adopt Statement No. 123(R) in compliance with the revised implementation date on January 1, 2006.

The Company issues both nonqualified and incentive stock options; however, incentive stock options comprise a significant portion of outstanding stock options. The tax benefits associated with incentive stock options are unpredictable, as they are predicated upon an award recipient triggering an event that disqualifies the award and which then results in a tax deduction to the Company. Statement No. 123(R) requires that these tax benefits be recorded at the time of the triggering event. The triggering events for each option holder are not easily projected. In order to estimate the tax benefits related to incentive stock options, the Company makes many assumptions and estimates, including the number of incentive stock options that will be exercised during the period by U.S. employees, the number of incentive stock options that will be disqualified during the period and the fair market value of the Company’s stock price on the exercise dates. Each of these items is subject to significant uncertainty and, therefore, the overall estimated impact of stock-based compensation on the Company’s 2006 net income and earnings per share may differ materially from the Company’s estimates. The Company currently estimates that the adoption of Statement No. 123(R) will increase 2006 operating expenses and reduce pre-tax income by $3.9 - $4.8 million. Considering the inherent limitations in estimating the related income tax benefit discussed above, the Company’s current estimate is that the impact of Statement No. 123(R) on the Company’s 2006 net income will range from an adverse impact of $2.2 million, or ($0.06) diluted earnings per share, to a positive impact of $2.7 million, or $0.08 diluted earnings per share.

OTHER RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS: In December 2004, the FASB issued Statement No. 153, “Exchanges of Nonmonetary Assets.” Statement No. 153 addresses the measurement of exchanges of nonmonetary assets and redefines the scope of transactions that should be measured based on the fair value of the assets exchanged. Statement No. 153 is effective for fiscal periods beginning after June 15, 2005. The adoption of this statement is not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

ANSYS, Inc. 2005 Annual Report 43

On June 7, 2005, the FASB issued Statement No. 154, “Accounting Changes and Error Corrections,” a replacement of APB Opinion No. 20, “Accounting Changes” and Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements.” Statement No. 154 changes the requirements for the accounting for and reporting of changes in accounting principles. Previously, most voluntary changes in accounting principles required recognition via a cumulative effect adjustment within net income in the period of the change. Statement No. 154 requires retrospective application to prior periods’ financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. Statement No. 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005; however, the statement does not change the transition provisions of any existing accounting pronouncements. The Company does not believe that the adoption of Statement No. 154 will have a material effect on its consolidated financial position, results of operations or cash flows.

RECLASSIFICATIONS: Certain reclassifications have been made to the footnotes of the 2003 and 2004 financial statements to conform to the 2005 presentation.

3. Acquisitions

On February 26, 2003 the Company acquired 100% of the shares in certain entities and assets (hereafter collectively referred to as “CFX”) for a purchase price of approximately $21.7 million in cash. CFX is a leading supplier of computational fluid dynamics (“CFD”) software and services. By acquiring CFX, ANSYS broadened the scope of engineering physics solutions it could offer to its customers and gained access to new customers and geographic territories.

The total purchase price was allocated to the foreign and domestic assets and liabilities of CFX based upon estimated fair market values. The allocations, based upon foreign currency translation rates as of the date of acquisition, were approximately $11.5 million to identifiable intangible assets (including $9.5 million to core software technology to be amortized over five years, $900,000 to customer lists to be amortized over three years and $1.1 million to trademark) and $14.1 million to goodwill, $5.1 million of which is tax deductible. The trademark is not being amortized as it has been determined to have an indefinite life.

The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition:

(in thousands)	At February 26, 2003
Current assets	$7,477
Property and equipment	1,640
Intangible assets	11,500
Goodwill	14,076
Total assets acquired	34,693
Current liabilities	(11,009)
Other liabilities	(1,937)
Total liabilities assumed	(12,946)
Net assets acquired	$21,747

ANSYS, Inc. 2005 Annual Report 44

In valuing deferred revenue on the CFX balance sheet as of the acquisition date, the Company applied the fair value provisions of Emerging Issues Task Force (“EITF”) Issue No. 01-3 “Accounting in a Business Combination for Deferred Revenue of an Acquiree.” In accordance with EITF 01-3, acquired deferred revenue of approximately $4.8 million was recorded on the opening balance sheet.

CFX reported revenue of approximately $19 million for its fiscal year ended March 31, 2002. The CFX business was a carve-out entity from the acquiree with significant intercompany transactions and, as a result, pro forma information on revenue, income before extraordinary items and the cumulative effect of accounting changes, net income and earnings per share are indeterminable. The operating results of CFX have been included in ANSYS, Inc.’s consolidated financial statements since the date of acquisition.

On January 5, 2005, the Company acquired Century Dynamics, Inc. (hereafter “CDI”), a leading provider of sophisticated simulation software for solving linear, nonlinear, explicit and multi-body hydrodynamics problems, for an initial purchase price of approximately $5.1 million in cash. In addition, the agreement provided for a future payment contingent upon the attainment of certain 2005 performance criteria, which is to be paid no later than March 22, 2006. This payment is estimated to be approximately $4.5 million and was accounted for as an addition to both goodwill and other accrued expenses and liabilities in 2005. The acquisition of CDI expands the Company’s product offerings and allows it to deliver a more complete and comprehensive solution to its customers.

The initial cash purchase price was allocated to the foreign and domestic assets and liabilities of CDI based upon estimated fair market values and foreign currency translation rates as of the date of acquisition. Approximately $2.7 million was allocated to identifiable intangible assets (including $1.5 million to core technology, $450,000 to non-compete agreements, $300,000 to customer contracts and $500,000 to trademarks) and $2.7 million to goodwill, which is not tax deductible. In the third quarter of 2005, a customer exercised its option to pay the Company approximately $300,000 under the contract that was valued on the acquisition date. As a result, the customer contract was removed from intangible assets as of December 31, 2005. The identified intangible assets are being amortized over three to five years. The operating results of CDI have been included in ANSYS, Inc.’s consolidated financial statements since the date of acquisition.

Had the acquisition occurred on January 1, 2005, the 2005 results would not be materially different from those presented in these financial statements. The following unaudited pro forma information presents the 2004 and 2003 results of operations of the Company as if the acquisition had occurred on January 1, 2003. The unaudited pro forma results are not necessarily indicative of results that would have occurred had the acquisition been in effect for the years presented, nor are they necessarily indicative of future results.

	Year Ended December 31,
(in thousands, except per share data)	2004	2003
Total revenue	$139,811	$117,828
Net income	33,941	20,459
Earnings per share:
Basic	$1.10	$0.68
Diluted	$1.03	$0.64

ANSYS, Inc. 2005 Annual Report 45

In October 2005, the Company acquired substantially all of the assets and certain liabilities of Harvard Thermal, Inc. (hereafter “HTI”), a leader in thermal analysis software tools, for an up-front purchase price of approximately $1.3 million in cash and stock. In addition, the acquisition agreement provides for future payments of up to $400,000, contingent upon the attainment of certain performance criteria. The acquisition of HTI expands the Company’s product offerings and allows it to deliver a more complete and comprehensive simulation solution to its customers. The operating results for HTI have been included with the Company’s operating results from the date of acquisition.

The total purchase price was allocated to the domestic assets and liabilities of HTI based upon estimated fair market values as of the date of acquisition. Approximately, $515,000 was allocated to identifiable intangible assets, comprised primarily of core technology, and $1.0 million was allocated to goodwill, which is not tax deductible. The identified intangible assets are being amortized over three years.

Had the acquisition of HTI occurred on January 1, 2003, the 2003, 2004 and 2005 results would not be materially different from those presented in these financial statements. Accordingly, the Company has not presented pro forma information on revenue, net income or earnings per share.

4. Other Current Assets

The Company reports accounts receivable related to the portion of annual lease licenses and software maintenance that has not yet been recognized as revenue as a component of other current assets. These amounts totaled $21.0 million and $20.1 million as of December 31, 2005 and 2004, respectively.

5. Property and Equipment

Property and equipment consists of the following:

(in thousands)	Estimated Useful Lives	December 31, 2005	December 31, 2004
Equipment	2-5 years	$14,963	$13,744
Computer software	1-5 years	7,747	7,326
Furniture	5-7 years	1,536	1,292
Leasehold improvements	5-7 years	2,335	1,037
		26,581	23,399
Less: Accumulated depreciation and amortization		(20,219)	(17,848)
		$6,362	$5,551

Depreciation and amortization expense related to property and equipment was approximately $3.4 million, $3.4 million and $2.9 million for the years ended December 31, 2005, 2004 and 2003, respectively.

ANSYS, Inc. 2005 Annual Report 46

6. Goodwill and Other Intangible Assets

Goodwill represents the excess of the cost over the net tangible and identifiable intangible assets of acquired businesses. Identifiable intangible assets acquired in business combinations are recorded based upon fair market value at the date of acquisition.

During the first quarter of 2005, the Company completed the annual impairment test for goodwill and intangibles with indefinite lives and determined these assets had not been impaired as of the test date, January 1, 2005. The Company tested the goodwill and identifiable intangible assets attributable to each of its reporting units utilizing estimated discounted cash flow methodologies and market comparable information. No events occurred or circumstances changed during the year ended December 31, 2005 that required an interim goodwill impairment test.

The changes in goodwill during the years ended 2005 and 2004 are as follows:

	Year Ended December 31,
(in thousands)	2005	2004
Beginning balance	$36,277	$35,151
Business acquisitions	8,206	—
Currency translation & other	(1,206)	1,126
Ending balance	$43,277	$36,277

Identifiable intangible assets with finite lives continue to be amortized on a straight-line basis over their estimated useful lives (three to ten years) and are reviewed for impairment whenever events or circumstances indicate that the carrying amounts may not be recoverable.

As of December 31, 2005 and 2004, the Company’s intangible assets have estimated useful lives and are classified as follows:

	December 31, 2005		December 31, 2004
(in thousands)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:
Core technology (3-10 years)	$19,011	$(10,393)	$16,894	$(7,491)
Non-compete agreements (4-5 years)	2,892	(2,531)	2,536	(2,126)
Customer lists (5 years)	2,399	(2,344)	2,474	(1,872)
Total	$24,302	$(15,268)	$21,904	$(11,489)
Unamortized intangible assets:
Trademarks	$1,555		$1,693

Amortization expense for intangible assets reflected above was $4.2 million, $3.6 million and $3.5 million for the years ended December 31, 2005, 2004 and 2003, respectively, and is expected to be approximately $3.5 million, $3.4 million, $850,000, $350,000 and $260,000 for the years ending December 31, 2006, 2007, 2008, 2009 and 2010, respectively.

ANSYS, Inc. 2005 Annual Report 47

7. Income Taxes

Income before income tax provision includes the following:

(in thousands)	December 31, 2005	December 31, 2004	December 31, 2003
Domestic	$54,474	$43,662	$32,126
Foreign	8,637	4,239	(1,452)
Total	$63,111	$47,901	$30,674

The provision for income taxes is comprised of the following:

(in thousands)	December 31, 2005	December 31, 2004	December 31, 2003
Current:
Federal	$16,727	$9,690	$7,132
State	1,504	1,122	1,126
Foreign	3,028	1,976	1,120
Deferred:
Federal	(1,165)	1,224	1,755
State	(410)	103	127
Foreign	(476)	(781)	(1,899)
Total	$19,208	$13,334	$9,361

The reconciliation of the U.S. federal statutory tax rate to the consolidated effective tax rate is as follows:

	December 31, 2005	December 31, 2004	December 31, 2003
Federal statutory tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	1.1	1.7	2.7
Research and experimentation credits	(1.9)	(2.2)	(2.8)
Export benefits	(2.9)	(4.2)	(6.3)
One-time tax benefit (see below)	—	(2.2)	—
Other	(0.9)	(0.3)	1.9
	30.4%	27.8%	30.5%

During the third quarter of 2005, the Company filed its 2004 U.S. federal and state tax returns. In conjunction with the completion of these returns, the Company adjusted its estimate for 2004 taxes to reflect the actual results and recorded a $500,000 tax benefit.

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

ANSYS, Inc. 2005 Annual Report 48

The components of deferred tax assets and liabilities are as follows:

(in thousands)	December 31, 2005	December 31, 2004
Deferred tax assets:
Goodwill	$776	$1,467
Other intangible assets	956	445
Allowance for doubtful accounts	865	679
Deferred revenue	4,357	2,382
Net operating loss carryforwards	749	678
Investments	746	746
Other	709	474
Valuation allowance	(1,024)	(746)
	8,134	6,125
Deferred tax liabilities:
Property and equipment	(374)	(659)
Acquired software	(1,002)	(972)
Other intangible assets	(550)	—
Other	—	(532)
	(1,926)	(2,163)
Net deferred tax assets	$6,208	$3,962

The deferred tax assets labeled “investments” in the table above relate to impaired investments, the deduction for which may only be utilized to offset future capital gains. Based on the nature of the Company’s investments, it has been determined that it is more likely than not that it will not experience these capital gains and, therefore, the Company has established a full valuation allowance against the related tax assets. The Company has also established a valuation allowance of approximately $300,000 related to net operating loss carryforwards in a foreign jurisdiction. Based upon the Company’s current and historical taxable income, and the anticipated level of future taxable income, management believes it is more likely than not that the remaining deferred tax assets will be realized. Accordingly, no valuation allowance has been established against those assets.

The Company has foreign operating loss carryforwards of approximately $1.9 million, which have no expiration date.

The Company has not provided for U.S. deferred income taxes or foreign withholding taxes on $11.5 million of its undistributed earnings for non-U.S. subsidiaries because these earnings are intended to be reinvested indefinitely.

ANSYS, Inc. 2005 Annual Report 49

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

Total expense related to the Company’s retirement programs was $3.0 million in 2005, and $2.6 million in each of 2004 and 2003.

9. Non-Compete and Employment Agreements

Employees of the Company have signed covenant agreements under which they have agreed not to disclose trade secrets or confidential information, or to engage in or become connected with any business that is competitive with the Company anywhere in the world, while employed by the Company (and, in some cases, for specified periods thereafter), and that any products or technology created by them during their term of employment are the property of the Company. In addition, the Company requires all channel partners and resellers to enter into agreements not to disclose the Company’s trade secrets and other proprietary information.

As part of the Company’s acquisition of Century Dynamics, Inc. in January 2005, shareholders of Century Dynamics, Inc. agreed to non-compete clauses for periods of one, three or five years, depending on each shareholder’s level of responsibility.

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

ANSYS, Inc. 2005 Annual Report 50

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

The 1994 and 1996 Stock Plans provide that: (i) the exercise price of an ISO must be no less than the fair value of the stock at the date of grant and (ii) the exercise price of an ISO held by an optionee who possesses more than 10% of the total combined voting power of all classes of stock must be no less than 110% of the fair market value of the stock at the time of grant. The Board of Directors has the authority to set expiration dates no later than ten years from the date of grant (or five years for an optionee who meets the 10% criteria), payment terms and other provisions for each grant. Shares associated with unexercised options or reacquired shares of common stock become available for options or issuances under the 1996 Stock Plan. The Compensation Committee of the Board of Directors may, at its sole discretion, accelerate or extend the date or dates on which all or any particular award or awards granted under the 1994 and 1996 Stock Plans may vest or be exercised. In the event of a merger, liquidation or sale of substantially all of the assets of the Company, the Board of Directors has the discretion to accelerate the vesting of the options granted under the 1994 and 1996 Stock Plans, except that options granted to Independent Directors and certain key executives vest automatically. Under certain scenarios, other optionees may also automatically vest upon the occurrence of such an event. In addition, the 1994 and 1996 Stock Plans and the grants issued thereunder terminate upon the effectiveness of any such transaction or event, unless a provision is made in connection with such transaction for the assumption of grants theretofore made. Under the 1996 Stock Plan, at the discretion of the Compensation Committee, any option may include a “reload” feature. Such feature allows an optionee exercising an option to receive, in addition to the number of shares of common stock due on the exercise, an additional option with an exercise price equal to the fair market value of the common stock on the date such additional option is granted.

In addition, the 1996 Stock Plan provided for the automatic grant of non-qualified options to Independent Directors. Under such provisions, each Independent Director received an annual grant to purchase 12,000 shares of common stock. These options vested in annual installments over four years, commencing with the date of grant, and expired ten years after the grant, subject to earlier termination if the optionee ceased to serve as a director. Recently, the Board of Directors modified the Director compensation arrangements such that the Chairman of the Board of Directors and the non-affiliate Independent Directors will receive, at their option, (i) an annual grant of 3,600 deferred stock units, which are rights to receive shares of common stock upon termination of service as a director, or (ii) options to purchase 12,000 shares of common stock. The stock options and deferred stock units will be issued quarterly in arrears. The exercisability of unvested stock options will be accelerated upon the occurrence of a merger, liquidation or sale of substantially all of the assets of the Company.

Information regarding stock option transactions is summarized below:

	Year Ended December 31,
		2005		2004		2003
(options in thousands)	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding, beginning of year	3,915	$10.08	4,268	$7.37	5,540	$6.55
Granted	501	$34.07	683	$23.51	296	$13.75
Exercised	(764)	$6.78	(844)	$6.41	(1,344)	$5.29
Forfeited	(30)	$14.89	(192)	$15.51	(224)	$7.58
Outstanding, end of year	3,622	$14.05	3,915	$10.08	4,268	$7.37
Exercisable, end of year	2,359	$8.22	2,409	$6.38	2,384	$5.66

ANSYS, Inc. 2005 Annual Report 51

Information regarding stock options outstanding as of December 31, 2005 is summarized below:

	Options Outstanding			Options Exercisable
(options in thousands) Range of Exercise Prices	Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
$3.00 - $4.94	485	2.68	$4.14	485	$4.14
$5.00 - $9.89	1,583	5.22	$7.50	1,476	$7.33
$11.13 - $21.72	802	7.28	$15.14	334	$13.75
$31.09 - $41.71	752	9.18	$33.09	64	$31.15

11. Stock Repurchase Program

In October 2001, the Company announced that its Board of Directors had amended its common stock repurchase program to acquire up to an additional two million shares, or eight million shares in total under a program that was initially announced in February 2000. Under this program, ANSYS repurchased 206,477 shares in 2005 and repurchased no shares in 2004. As of December 31, 2005, 2.0 million shares remained authorized for repurchase under the program.

12. Employee Stock Purchase Plan

The Company’s 1996 Employee Stock Purchase Plan (the “Purchase Plan”) was adopted by the Board of Directors on April 19, 1996 and was subsequently approved by the Company’s stockholders. The stockholders approved an amendment to the Purchase Plan on May 6, 2004 to increase the number of shares available for offerings to 800,000 shares. The Purchase Plan is administered by the Compensation Committee. Offerings under the Purchase Plan commence on each February 1 and August 1, and have a duration of six months. An employee who owns or is deemed to own shares of stock representing in excess of 5% of the combined voting power of all classes of stock of the Company may not participate in the Purchase Plan.

During each offering, an eligible employee may purchase shares under the Purchase Plan by authorizing payroll deductions of up to 10% of his cash compensation during the offering period. The maximum number of shares that may be purchased by any participating employee during any offering period is limited to 1,920 shares (as adjusted by the Compensation Committee from time to time). Unless the employee has previously withdrawn from the offering, his accumulated payroll deductions will be used to purchase common stock on the last business day of the period at a price equal to 85% of the fair market value of the common stock on the first or last day of the offering period, whichever is lower. Under applicable tax rules, an employee may purchase no more than $25,000 worth of common stock in any calendar year. At December 31, 2005, 407,371 shares of common stock had been issued under the Purchase Plan of which 372,682 were issued as of December 31, 2004.

13. Leases

In January 1996, the Company entered into a lease agreement with an unrelated third party for a new corporate office facility, which the Company occupied in February 1997. In May 2004, the Company entered into the first amendment to this lease agreement, effective January 1, 2004. The lease was extended from an original period of ten years, with an option for five additional years to a period of 18 years from the inception date, with an option for five additional years. The Company incurred lease rental expense related to this facility of $1.2 million in 2005, $1.6 million in 2004 and $1.4 million in 2003. The future minimum lease payments are $1.2 million per annum from January 1, 2006 to December 31, 2008 and $1.4 million per annum from January 1, 2009 to December 31, 2014. The future minimum lease payments from January 1, 2015 through December 31, 2019 will be determined based on prevailing market rental rates at the time of the extension, if elected. The amended lease also provides for the lessor to reimburse the Company for up to $550,000 in building refurbishments completed through March 31, 2006. These amounts are recorded as a reduction of lease expense over the remaining term of the lease.

The Company has also entered into various noncancellable operating leases for equipment and office space. Office space lease expense totaled $2.3 million, $2.4 million and $2.1 million for the years ended December 31, 2005, 2004 and 2003, respectively. Future minimum lease payments under noncancellable operating leases for office space in effect at December 31, 2005 are $1.3 million in 2006, $900,000 in 2007, $700,000 in 2008, $600,000 in 2009 and $100,000 in 2010.

ANSYS, Inc. 2005 Annual Report 52

14. Royalty Agreements

The Company has entered into various renewable, nonexclusive license agreements under which the Company has been granted access to the licensor’s technology and the right to sell the technology in the Company’s product line. Royalties are payable to developers of the software at various rates and amounts generally based upon unit sales or revenue. Royalty fees are reported in cost of goods sold and were approximately $2.6 million, $1.7 million and $2.5 million for the years ended December 31, 2005, 2004 and 2003, respectively.

15. Geographic Information

Revenue by geographic area is as follows:

	Year Ended December 31,
(in thousands)	2005	2004	2003
United States	$52,473	$46,723	$37,320
Canada	4,468	4,217	5,553
United Kingdom	11,794	11,883	10,569
Germany	23,402	20,243	15,235
Japan	19,880	17,000	15,852
Other European	29,852	22,226	18,012
Other International	16,167	12,247	10,994
Total	$158,036	$134,539	$113,535

Long-lived assets (excluding deferred tax assets) by geographic area are as follows:

	December 31,
(in thousands)	2005	2004
United States	$37,470	$27,728
Canada	6,041	6,831
United Kingdom	7,521	8,607
Germany	3,473	4,080
Japan	862	1,006
Other European	5,225	6,313
Other International	278	269
Total	$60,870	$54,834

ANSYS, Inc. 2005 Annual Report 53

16. Contingencies and Commitments

The Company had an outstanding irrevocable standby letter of credit for $1.6 million at December 31, 2005. This letter of credit is subject to annual renewal and was issued as a guarantee for damages that could be awarded related to a legal matter in which the Company was involved. The fair value of the letter of credit approximates the contract value based on the nature of the fee arrangements with the issuing bank. No material losses on this commitment have been incurred, nor are any anticipated.

From time to time, the Company is involved in various investigations, claims and legal proceedings that arise in the ordinary course of its business activities. Management believes, after consulting with legal counsel, that the ultimate liabilities, if any, resulting from such matters will not materially affect the Company’s financial position, liquidity or results of operations.

The Company has an uncommitted and unsecured $10.0 million line of credit with a bank. Interest on any borrowings is at the bank’s prime rate or LIBOR, plus an applicable margin. The bank may demand repayment of the entire amount outstanding under the line of credit at any time and for any reason without notice. The Company, in lieu of a fee for the line of credit, has agreed to maintain certain deposits, which range from $5 million to $10 million, depending on the deposit type, with the bank. No borrowings have occurred under this line of credit.

17. Subsequent Event

On February 16, 2006, the Company announced a definitive agreement to acquire Fluent, Inc. (“Fluent”), a global provider of CFD-based computer-aided engineering software and services. Under the terms of the merger agreement, the Company will issue 6,000,000 shares of its common stock and pay approximately $300 million in net cash to acquire Fluent, subject to certain adjustments at closing. The Company will use a combination of existing cash and approximately $200 million from committed bank financing to fund the transaction. The acquisition of Fluent is expected to enhance the breadth, functionality, usability and interoperability of the ANSYS portfolio of simulation solutions. This will increase operational efficiency and lower design and engineering costs for customers, and accelerate development and delivery of new and innovative products to the marketplace. Subject to customary closing conditions and the expiration or termination of the waiting periods under the Hart-Scott-Rodino Act, the transaction is anticipated to close in the second quarter of 2006.

ANSYS, Inc. 2005 Annual Report 54

Quarterly Financial Information (Unaudited)

	Fiscal Quarter Ended
(in thousands, except per share data)	December 31, 2005	September 30, 2005	June 30, 2005	March 31, 2005
Revenue	$43,721	$39,035	$37,656	$37,624
Gross profit	37,570	33,002	31,819	31,606
Operating income	17,762	14,329	13,328	13,421
Net income	13,271	11,174	9,775	9,683
Earnings per share – basic	0.41	0.35	0.31	0.31
Earnings per share – diluted	0.39	0.33	0.29	0.29
Common stock price per share(1):
High	45.09	39.50	36.81	37.34
Low	35.13	34.98	28.80	28.91

	Fiscal Quarter Ended
(in thousands, except per share data)	December 31, 2004	September 30, 2004	June 30, 2004	March 31, 2004
Revenue	$38,887	$32,318	$32,002	$31,332
Gross profit	33,174	26,877	27,024	26,157
Operating income	14,869	10,461	10,678	9,970
Net income	12,251	7,599	7,577	7,140
Earnings per share – basic	0.39	0.24	0.25	0.23
Earnings per share – diluted	0.36	0.23	0.23	0.22
Common stock price per share(1):
High	33.16	24.87	23.95	22.25
Low	25.41	20.85	18.19	18.56

(1)	The Company’s common stock trades on the NASDAQ National Market tier of the NASDAQ Stock Market under the symbol: ANSS. The common stock prices shown are based on the NASDAQ daily closing stock price.

The Company has not paid cash dividends on its common stock as it has retained earnings for use in its business. The Company reviews its policy with respect to the payment of dividends from time to time; however, there can be no assurance that any dividends will be paid in the future.

On February 1, 2006, there were 249 stockholders of record and approximately 26,500 beneficial holders of the Company’s common stock.

ANSYS, Inc. 2005 Annual Report 55

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

Stock Listing

ANSS (NASDAQ Listed)

Transfer Agent

Mellon Investor Services LLC

P.O. Box 3315

South Hackensack, NJ 07606

or

480 Washington Boulevard

Jersey City, NJ 07310-1900

Telephone: 1.800.756.3353 or 201.329.8660

www.melloninvestor.com/isd

Counsel

Goodwin Procter LLP, Boston, MA

Independent Registered Public Accounting Firm

Deloitte & Touche LLP, Pittsburgh, PA

Headquarters

ANSYS, Inc.

Southpointe

275 Technology Drive

Canonsburg, PA 15317

U.S.A.

Telephone: 1.866.267.9724 or 724.746.3304

www.ansys.com

ANSYS, Inc. is an Equal Opportunity/Affirmative Action Employer. It is the Company’s policy to provide equal employment opportunity to employees and applicants for employment and to prohibit discrimination on the basis of, among other protected categories, race, color, religion, sex, age, national origin, veteran status or being a qualified individual with a disability in all aspects of employment including recruiting, hiring, training or promoting personnel.

ANSYS, ANSYS Workbench, CFX, AUTODYN and any and all ANSYS, Inc. product and service names are registered trademarks or trademarks of ANSYS, Inc. or its subsidiaries located in the United States or other countries. ICEM CFD is a trademark licensed by ANSYS, Inc. All other trademarks or registered trademarks are the property of their respective owners.

Copyright © 2006, ANSYS, Inc. All rights reserved.