Form 10-K, Exhibit 13
period 2006-12-31
ANSYS INC
filed 2007-02-28
CIK 1013462

Exhibit 13.1

ANSYS, Inc. 2006 Annual Report   3

FINANCIAL HIGHLIGHTS

The following table sets forth selected financial data for the last five years that should be read in conjunction with the consolidated financial statements and notes thereto included in this Annual Report. The results of acquired companies have been included in the consolidated financial statements since their respective dates of acquisition.

	Year Ended December 31,
(in thousands, except per share data)	2006*	2005	2004	2003	2002
Total revenue	$263,640	$158,036	$134,539	$113,535	$91,011
Operating income	36,156	58,840	45,978	30,317	27,074
Net income	14,156	43,903	34,567	21,313	18,959
Earnings per share – basic	$0.39	$1.38	$1.12	$0.71	$0.65
Weighted average shares – basic	36,343	31,749	30,955	29,916	29,196
Earnings per share – diluted	$0.37	$1.30	$1.05	$0.67	$0.61
Weighted average shares – diluted	38,199	33,692	32,978	31,876	31,188
Total assets	$878,043	$305,509	$239,646	$180,559	$127,001
Working capital	35,856	167,892	121,877	69,835	57,707
Long-term liabilities	163,950	4,062	1,800	761	824
Stockholders’ equity	534,793	224,977	175,469	127,074	91,393
Cash provided by operating activities	89,697	67,825	51,366	38,806	22,116

*	The amounts reflected for 2006 and the related comparability to other years presented were significantly impacted by the May 1, 2006 acquisition of Fluent Inc. See further information within the “Acquisitions” section of Management’s Discussion and Analysis and in Note 3 to the Consolidated Financial Statements.

ANSYS, Inc. 2006 Annual Report   12

FINANCIAL CONTENT

Management’s Discussion and Analysis of Financial Condition and Results of Operations	13

Reports of Independent Registered Public Accounting Firm	35, 36

Management’s Report on Internal Control Over Financial Reporting	36

Consolidated Balance Sheets	37

Consolidated Statements of Income	38

Consolidated Statements of Cash Flows	39

Consolidated Statements of Stockholders’ Equity	40

Notes to Consolidated Financial Statements	41

Quarterly Financial Information (Unaudited)	59

Performance Graph	60

Corporate Information	61

ANSYS, Inc. 2006 Annual Report   13

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

ANSYS, Inc.’s (hereafter the “Company” or “ANSYS”) results for the year ended December 31, 2006 reflect revenue of $263.6 million and basic and diluted earnings per share of $0.39 and $0.37, respectively. These results were most significantly impacted by the May 1, 2006 acquisition of Fluent Inc. (hereafter “Fluent”). The results of operations include the results of Fluent for the period from the date of the acquisition through December 31, 2006. In addition to the impact from Fluent’s operations, the results for the year ended December 31, 2006 include a one-time $28.1 million non-tax deductible charge related to Fluent’s in-process research and development on the acquisition date. The Company’s financial position is strong with $104 million in cash and short-term investments, and working capital of $36 million as of December 31, 2006.

The Company experienced higher revenues both from the Fluent acquisition and from the Company’s other software products and services, and an improvement in margins relating to the non-Fluent operations. These results were partially offset by additional expenses related to the adoption of Statement No. 123R, “Share-Based Payment” (“Statement No. 123R”).

In connection with the acquisition of Fluent on May 1, 2006, the Company borrowed $198 million (incurring interest expense) and used existing cash, cash equivalents and short-term investments (decreasing interest income).

ANSYS develops and globally markets engineering simulation software and services widely used by engineers and designers across a broad spectrum of industries, including aerospace, automotive, manufacturing, electronics, biomedical and defense. Headquartered at Southpointe in Canonsburg, Pennsylvania, the Company and its subsidiaries employ approximately 1,400 people as of December 31, 2006 and focus on the development of open and flexible solutions that enable users to analyze designs directly on the desktop, providing a common platform for fast, efficient and cost-conscious product development, from design concept to final-stage testing and validation. The Company distributes its ANSYS®, ANSYS® Workbench™, ANSYS® CFX®, ANSYS® DesignSpace®, ANSYS® ICEM CFD™, ANSYS®AUTODYN®, ANSYS®ICEPAK™ and FLUENT® products through a global network of channel partners and direct sales offices in strategic, global locations. It is the Company’s intention to continue to maintain this mixed sales and distribution model.

The Company licenses its technology to businesses, educational institutions and governmental agencies. Growth in the Company’s revenue is affected by the strength of global economies, general business conditions, customer budgetary constraints and the competitive position of the Company’s products. The Company believes that the features, functionality and integrated multiphysics capabilities of its software products are as strong as they have ever been. However, the software business is generally characterized by long sales cycles. These long sales cycles increase the difficulty of predicting sales for any particular quarter. As a result, the Company believes that its overall performance is best measured by fiscal year results rather than by quarterly results.

The following discussion should be read in conjunction with the audited consolidated financial statements and notes thereto included elsewhere in this Annual Report. The Company’s discussion and analysis of its financial condition and results of operations are based upon the Company’s consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to fair value of stock awards, bad debts, contract revenue, valuation of goodwill, valuation of intangible assets, income taxes, and contingencies and litigation. The Company bases its estimates on historical experience, estimated future cash flows and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including the following statements, as well as statements that contain such words as “anticipates,” “intends,” “believes,” “plans” and other similar expressions:

•	The Company’s estimates regarding the expected adverse impact on reported revenue related to the purchase accounting treatment of deferred revenue

•	The Company’s intentions related to investments in global sales and marketing as well as research and development

•	Increased exposure to volatility of foreign exchange rates

•	Exposure to changes in domestic and foreign tax laws in future periods

•	Plans related to future capital spending

•	The Company’s intentions regarding its mixed sales and distribution model

•	The sufficiency of existing cash and cash equivalent balances to meet future working capital and capital expenditure requirements

•	The Company’s estimates regarding the effect that Statement No. 123R will have on the financial results of the Company for fiscal year 2007

•	Management’s assessment of the ultimate liabilities arising from various investigations, claims and legal proceedings

•	Management’s assessment of its ability to realize deferred tax assets

•	Management’s intention regarding the reinvestment of undistributed foreign earnings

•	The Company’s estimate of increases to goodwill in 2007 related to contingent payments associated with the acquisition of Century Dynamics, Inc.

ANSYS, Inc. 2006 Annual Report   14

•	The Company’s statements regarding the strength of its financial position

•	The Company’s statements regarding the benefits of its acquisitions

Forward-looking statements should not be unduly relied upon because they involve known and unknown risks, uncertainties and other factors, some of which are beyond the Company’s control. The Company’s actual results could differ materially from those set forth in the forward-looking statements. Certain factors that might cause such a difference include risks and uncertainties detailed in “Important Factors Regarding Future Results” beginning on page 28.

Acquisitions

On May 1, 2006, the Company completed its acquisition of Fluent, a global provider of computational fluid dynamics (CFD)-based computer-aided engineering software and services. Under the terms of the merger agreement, the Company issued 5,999,948 shares of its common stock, valued at approximately $274 million based on the average closing market price on the two days preceding and the two days following the announcement of the acquisition (February 16, 2006), and paid approximately $315 million in cash to acquire Fluent. The total purchase price of approximately $598 million includes approximately $9 million in transaction fees. The Company used a combination of existing cash and $198 million from committed bank financing to fund the transaction.

The acquisition of Fluent enhances the breadth, functionality, usability and interoperability of the Company’s portfolio of simulation solutions. Over time, the acquisition of Fluent is expected to increase operational efficiency, lower design and engineering costs for customers, and accelerate development and delivery of new and innovative products to the marketplace. In addition to the $9 million in transaction-related costs, the Company incurred financing costs of $1.9 million related to the long-term debt utilized to fund the acquisition.

The operating results of Fluent have been included in the Company’s consolidated financial statements since the date of acquisition, May 1, 2006. The total purchase price was allocated to the foreign and domestic assets and liabilities of Fluent based upon management’s estimates of the fair market values of the assets acquired and the liabilities assumed. These estimates are subject to change upon final valuation of Fluent’s assets and liabilities. The preliminary allocation included $213.9 million to identifiable intangible assets (including $88.0 million to developed software to be amortized over seven years, $65.9 million to customer contracts and related relationships to be amortized over nine and a half years, and $60.0 million to trade name) and $381.6 million to goodwill, which is not tax deductible. The Fluent trade name is one of the most recognized in the CFD software industry. The trade name represents a reputation of superior technical capability and strong support service that has been recognized by Fluent customers. Because the trade name continues to gain strength in the marketplace today, as evidenced by Fluent’s increased sales over the past several years, the Company expects the trade name to contribute to cash flows indefinitely and, accordingly, has assigned an indefinite life to the trade name.

In valuing deferred revenue on the Fluent balance sheet as of the acquisition date, the Company applied the fair value provisions of Emerging Issues Task Force Issue No. 01-3 (“EITF No. 01-3”), “Accounting in a Business Combination for Deferred Revenue of an Acquiree.” In accordance with EITF No. 01-3, acquired deferred revenue of $31.5 million was recorded on the opening balance sheet. This amount was $20.1 million lower than the historical carrying value. Although this purchase accounting requirement will have no impact on the Company’s business or cash flow, it will adversely impact the Company’s reported software license revenue under accounting principles generally accepted in the United States of America (“GAAP”), primarily for the first 12 months post-acquisition. The adverse impact on reported revenue was $18.4 million for the period of May 1, 2006 through December 31, 2006. The adverse impact on reported revenue for the year ending December 31, 2007 is expected to be approximately $1.9 million.

The following table summarizes the preliminary fair values of the assets acquired and liabilities assumed at the date of acquisition:

(in thousands)	At May 1, 2006
Cash and other net tangible assets and liabilities	$26,735
Goodwill	381,574
Identifiable intangible assets	213,900
Net deferred tax liabilities	(51,863)
In-process research and development	28,100

Total preliminary purchase price allocation	$598,446

The Company expensed acquired in-process research and development (IPR&D) of $28.1 million that represents incomplete Fluent research and development projects that had not reached technological feasibility and had no alternative future use as of the acquisition date.

ANSYS, Inc. 2006 Annual Report   15

Technological feasibility is established when an enterprise has completed all planning, designing, coding and testing activities that are necessary to establish that a product can be produced to meet its design specifications, including functions, features and technical performance requirements. The value assigned to IPR&D was determined by considering the importance of each project to the overall development plan, estimating costs to develop the purchased IPR&D into commercially viable products, estimating the resulting net cash flows from the projects when completed and discounting the net cash flows to their present values based on the percentage of completion of the IPR&D projects. Since the acquisition date, May 1, 2006, through December 31, 2006, the Company has incurred $2.0 million in development expense related to its purchased IPR&D and estimates it will spend an additional $4.5 million to complete the IPR&D projects. The estimated completion date of the Company’s IPR&D is the first quarter of 2009.

The following unaudited pro forma information presents the 2006 and 2005 results of operations of the Company as if the acquisition had occurred at the beginning of each period. The unaudited pro forma results are not necessarily indicative of results that would have occurred had the acquisition been in effect for the years presented, nor are they necessarily indicative of future results. These pro forma results exclude the impacts of IPR&D expense and the purchase accounting adjustment to deferred revenue that are discussed above.

	Year Ended December 31,
(in thousands, except per share data)	2006	2005
Total revenue	$320,614	$279,905
Net income	52,301	37,729
Earnings per share:
Basic	$1.36	$1.00
Diluted	$1.30	$0.95

In October 2005, the Company acquired substantially all of the assets and certain liabilities of Harvard Thermal, Inc. (hereafter “HTI”), a provider of thermal analysis software tools, for an up-front purchase price of approximately $1.3 million in cash and stock. In addition, the acquisition agreement provides for future payments of up to $400,000, contingent upon the attainment of certain performance criteria, of which $100,000 was recorded as an addition to goodwill during the first quarter of 2006 and paid primarily through the issuance of treasury stock. The acquisition of HTI expands the Company’s product offerings and allows it to deliver a more complete and comprehensive simulation solution to its customers. The operating results for HTI have been included with the Company’s operating results from the date of acquisition.

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

Had the acquisition of HTI occurred on January 1, 2005, the 2005 results would not be materially different from those presented in these financial statements. Accordingly, the Company has not presented pro forma information on revenue, net income or earnings per share.

On January 5, 2005, the Company acquired Century Dynamics, Inc. (hereafter “CDI”), a leading provider of sophisticated simulation software for solving linear, nonlinear, explicit and multi-body hydrodynamics problems, for an initial purchase price of $5.1 million in cash. In addition, the agreement provides for a future cash payment contingent upon the attainment of certain 2005 performance criteria. This payment totaled $4.5 million and was accounted for as an addition to both goodwill and other accrued expenses and liabilities in 2005. It was paid to the previous owners of CDI in the first quarter of 2006. The agreement also provides for certain other contingent payments in 2006 and 2007. These amounts resulted in an increase to goodwill of $400,000 in 2006 and are expected to result in an increase to goodwill of $100,000 in 2007. The acquisition of CDI expands the Company’s product offerings and allows it to deliver a more complete and comprehensive solution to its customers.

The initial cash purchase price was allocated to the foreign and domestic assets and liabilities of CDI based upon estimated fair market values and foreign currency translation rates as of the date of acquisition. Approximately $2.7 million was allocated to identifiable intangible assets (including $1.5 million to core technology, $450,000 to non-compete agreements, $300,000 to customer contracts and $500,000 to trademarks) and $2.7 million to goodwill, which is not tax deductible. In the third quarter of 2005, a customer exercised its option to pay the Company approximately $300,000 under the contract that was valued on the acquisition date. As a result, the customer contract was removed from intangible assets as of December 31, 2005. The identified intangible assets are being amortized over three to five years. The operating results of CDI have been included in the Company’s consolidated financial statements since the date of acquisition.

Had the acquisition occurred on January 1, 2005, the 2005 results would not be materially different from those presented in these consolidated financial statements. Accordingly, the Company has not presented pro forma information on revenue, net income or earnings per share.

ANSYS, Inc. 2006 Annual Report   16

Results of Operations

The operating results of Fluent, HTI and CDI have been included in the results of operations since the acquisition dates of May 2006, October 2005 and January 2005, respectively.

For purposes of the following discussion and analysis, the table below sets forth certain consolidated financial data for the years 2006, 2005 and 2004.

	Year Ended December 31,
(in thousands)	2006	2005	2004
Revenue:
Software licenses	$156,960	$85,680	$71,326
Maintenance and service	106,680	72,356	63,213
Total revenue	263,640	158,036	134,539
Cost of sales:
Software licenses	7,306	5,292	4,840
Amortization of software and acquired technology	14,909	3,576	3,030
Maintenance and service	34,512	15,171	13,437
Total cost of sales	56,727	24,039	21,307
Gross profit	206,913	133,997	113,232
Operating expenses:
Selling, general and administrative	86,901	43,285	39,824
Research and development	49,406	30,688	26,281
Amortization	6,350	1,184	1,149
In-process research and development	28,100	—	—
Total operating expenses	170,757	75,157	67,254
Operating income	36,156	58,840	45,978
Interest (expense) income, net	(3,013)	4,294	1,650
Other (expense) income, net	(82)	(23)	273
Income before income tax provision	33,061	63,111	47,901
Income tax provision	18,905	19,208	13,334
Net income	$14,156	$43,903	$34,567

ANSYS, Inc. 2006 Annual Report   17

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Revenue:

	Year Ended December 31,		Change
(in thousands, except percentages)	2006	2005	Amount	%
Revenue:
Software licenses	$156,960	$85,680	$71,280	83.2
Maintenance and service	106,680	72,356	34,324	47.4
Total revenue	263,640	158,036	105,604	66.8

The increase in revenue is due primarily to the following:

•

Fluent-related revenue of $79.1 million for the period from the acquisition (May 1, 2006) through December 31, 2006. Software license revenue was $54.3 million and maintenance and service revenue was $24.8 million.

•	Newly generated software license revenue of $17.0 million, including $3.3 million related to an order with a long-standing major customer during the 2006 first quarter

•	Increase of $9.2 million in product maintenance revenue, primarily associated with annual maintenance subscriptions sold in connection with new perpetual license sales in recent quarters

•	Revenue of $600,000 related to the biennial ANSYS users’ conference

•	Decrease of $300,000 in engineering consulting revenue

On average, for the year ended December 31, 2006, the U.S. Dollar was 1.0% weaker, when measured against the Company’s primary foreign currencies, than for the year ended December 31, 2005. The U.S. Dollar weakened against the British Pound, Euro, Canadian Dollar, Swedish Krona and Chinese Renminbi while it strengthened against the Indian Rupee and Japanese Yen. These fluctuations resulted in a $600,000 increase in revenue and a $100,000 decrease in operating income during 2006 as compared with 2005.

International and domestic revenues, as a percentage of total revenue, were 64.2% and 35.8%, respectively, during the year ended December 31, 2006 and 66.8% and 33.2%, respectively, during the year ended December 31, 2005.

A substantial portion of the Company’s license and maintenance revenue is derived from annual lease and maintenance contracts. These contracts are generally renewed on an annual basis and have a high rate of customer renewal. In addition to the recurring revenue base associated with these contracts, a majority of customers purchasing new perpetual licenses also purchase related annual maintenance contracts. As a result of the significant recurring revenue base, the Company’s license and maintenance revenue growth rate in any period does not necessarily correlate to the growth rate of new license and maintenance contracts sold during that period. To the extent the rate of customer renewal for lease and maintenance contracts remains at current levels, incremental lease contracts and maintenance contracts sold with new perpetual licenses will result in license and maintenance revenue growth.

As previously mentioned above, in accordance with EITF No. 01-3, acquired deferred software revenue of $31.5 million was recorded on the Fluent opening balance sheet. This amount was $20.1 million lower than the historical carrying value. The adverse impact on reported revenue was $18.4 million for the period of May 1, 2006 through December 31, 2006. The adverse impact on reported revenue for the year ending December 31, 2007 is expected to be approximately $1.9 million.

ANSYS, Inc. 2006 Annual Report   18

Cost of Sales and Gross Profit:

	Year Ended December 31,				Change
	2006		2005
(in thousands, except percentages)	Amount	% of Revenue	Amount	% of Revenue	Amount	%
Cost of sales:
Software licenses	$7,306	2.8	$5,292	3.3	$2,014	38.1
Amortization of software and acquired technology	14,909	5.6	3,576	2.3	11,333	316.9
Maintenance and service	34,512	13.1	15,171	9.6	19,341	127.5
Total cost of sales	56,727	21.5	24,039	15.2	32,688	136.0
Gross profit	206,913	78.5	133,997	84.8	72,916	54.4

The change in cost of sales is primarily due to the following:

•

Fluent-related total cost of sales was $29.2 million for the period from the acquisition (May 1, 2006) through December 31, 2006. Cost of goods sold was $1.2 million, software amortization was $11.3 million and the cost of providing technical support and engineering consulting services was $16.7 million.

•	Increase in salaries and headcount related costs, including incentive compensation, of $2.6 million

•	Increase in third party software royalties of $600,000

•	Increase in third party technical support costs of $200,000

The increase in the gross profit was a result of the increase in revenue offset by a smaller increase in related cost of sales.

Operating Expenses:

	Year Ended December 31,				Change
	2006		2005
(in thousands, except percentages)	Amount	% of Revenue	Amount	% of Revenue	Amount	%
Operating expenses:
Selling, general and administrative	$86,901	33.0	$43,285	27.4	$43,616	100.8
Research and development	49,406	18.7	30,688	19.4	18,718	61.0
Amortization	6,350	2.4	1,184	0.8	5,166	436.3
In-process research and development	28,100	10.7	—	—	28,100	—
Total operating expenses	170,757	64.8	75,157	47.6	95,600	127.2

Selling, General and Administrative: Fluent-related selling, general and administrative costs were $35.8 million for the period from the acquisition (May 1, 2006) through December 31, 2006. Expenses increased $4.0 million in 2006 as compared to 2005 as a result of stock-based compensation expense associated with the 2006 adoption of Statement No. 123R. Salary and headcount related costs, including incentive compensation, increased by $3.2 million during the year ended December 31, 2006 as compared to the year ended December 31, 2005. Additionally, the cost relating to the biennial ANSYS users’ conference during 2006 was $550,000.

The Company anticipates that it will make investments throughout 2007 in its global sales and marketing organization and its global business infrastructure to enhance major account sales activities and to support both its worldwide sales distribution and marketing strategies and the growth of the business in general.

ANSYS, Inc. 2006 Annual Report   19

Research and Development: Fluent-related research and development costs were $12.6 million for the period from the acquisition (May 1, 2006) through December 31, 2006. Salary and headcount related costs, including incentive compensation, increased by $4.7 million during the year ended December 31, 2006 as compared to the 2005 year. Expenses increased $1.4 million as a result of stock-based compensation expense associated with the 2006 adoption of Statement No. 123R.

The Company has traditionally invested significant resources in research and development activities and intends to continue to make significant investments in this area, particularly as it relates to ongoing integration and expansion of the portfolio of software technologies it offers.

Amortization: Fluent-related amortization was $5.9 million for the period from the acquisition (May 1, 2006) through December 31, 2006. Amortization unrelated to Fluent decreased by $800,000 as a result of certain customer lists and non-compete agreements that became fully amortized ($900,000), partially offset by amortization associated with non-compete agreements related to other business acquisitions completed during 2006 ($100,000).

In-Process Research and Development: This non-tax deductible charge represents the fair value assigned to incomplete Fluent research and development projects that had not reached technological feasibility and had no alternative future value when acquired on May 1, 2006.

Interest (Expense) Income, net: Net interest expense for the year ended December 31, 2006 was $3.0 million as compared with interest income for the year ended December 31, 2005 of $4.3 million. In connection with the acquisition of Fluent on May 1, 2006, the Company borrowed $198 million and assumed certain capital leases. These borrowings incurred interest expense, including the amortization of debt financing costs, of $7.7 million during the period from the date of acquisition (May 1, 2006) through December 31, 2006. The interest expense was partially offset by interest income of $4.8 million, including interest income from Fluent of $400,000.

Other (Expense) Income, net: Other expense for the year ended December 31, 2006 was $82,000 as compared to other expense of $23,000 for the year ended December 31, 2005. The Fluent-related other expense was $360,000 for the period from acquisition (May 1, 2006) through December 31, 2006 and related primarily to foreign currency exchange losses. The remaining net decrease was the result of the following two factors:

Foreign Currency Transaction – During 2006, the Company had a net foreign exchange loss, excluding Fluent, of $400,000 as compared with a loss of $200,000 in 2005. During 2006, the U.S. Dollar weakened against the British Pound, Canadian Dollar, Euro, Swedish Krona and Chinese Renminbi, while it strengthened against the Indian Rupee and Japanese Yen. As the Company’s presence in foreign locations continues to expand, the Company, for the foreseeable future, will have increased exposure to volatility of foreign exchange rates. The Company is most impacted by movements among and between the Canadian Dollar, British Pound, Euro, Japanese Yen and U.S. Dollar.

Other – Income from other non-operating transactions increased $500,000 during the year ended December 31, 2006 as compared to the year ended December 31, 2005.

Income Tax Provision: The Company recorded income tax expense of $18.9 million and had income before income tax provision of $33.1 million for the year ended December 31, 2006. This represents an effective tax rate of 57.2%. In connection with the May 1, 2006 acquisition of Fluent, the Company recorded a non-tax deductible charge related to in-process research and development of $28.1 million. This non-tax deductible charge increased the Company’s effective tax rate from 30.9% to 57.2% for the year ended December 31, 2006 as compared to 30.4% for the year ended December 31, 2005. These rates are lower than the federal and state combined statutory rate as a result of export benefits, as well as the generation of research and experimentation credits. Additionally, Fluent has historically had an effective tax rate that has been higher than the Company’s. Because Fluent’s operating results from the date of acquisition reflect a net loss that is primarily related to acquisition-related amortization and the purchase accounting adjustments to deferred revenue, the related tax benefits on this loss have reduced the Company’s overall effective tax rate during the year ended December 31, 2006. The effective tax rates in 2006 and 2005 were also favorably impacted by the tax benefits discussed in the following paragraphs.

During the third quarter of 2006, the Company filed its 2005 U.S. federal and state tax returns. In conjunction with the completion of these returns, the Company adjusted its estimate for 2005 taxes to reflect the actual results and recorded a $413,000 tax benefit. The effect of this adjustment reduced the effective tax rate for the year ended December 31, 2006 from 58.4% to 57.2%.

During the third quarter of 2005, the Company filed its 2004 U.S. federal and state tax returns. In conjunction with the completion of these returns, the Company adjusted its estimate for 2004 taxes to reflect the actual results and recorded a $500,000 tax benefit. The effect of this adjustment reduced the effective tax rate for the year ended December 31, 2005 from 31.2% to 30.4%.

ANSYS, Inc. 2006 Annual Report   20

In October 2004, the American Jobs Creation Act of 2004 was signed into law and included replacement legislation for export benefits that the Company previously received under the Foreign Sales Corporation Repeal and Extraterritorial Income Exclusion Act. The phase-out of export benefits associated with the legislation is summarized as follows:

Export Benefit Phase-out
2004	No effect
2005	80% of otherwise-applicable benefits
2006	60% of otherwise-applicable benefits
2007 - beyond	Export benefits fully eliminated

In addition to repealing the export tax benefits, the American Jobs Creation Act of 2004 provides significant tax relief for domestic manufacturers. Effective for taxable years beginning after December 31, 2004, qualifying entities may deduct a certain percentage (as defined below) of the lesser of their qualified production activities income or their taxable income for a taxable year. The deduction, however, is limited to 50% of an employer’s W-2 wages for the tax year. Beginning in 2010, when the 9% deduction is fully phased in, corporations facing a marginal tax rate of 35% will be subject to an effective tax rate of 31.85% on qualifying income.

Manufacturing Income Deduction Phase-in
2004	No effect
2005 – 2006	3% applicable deduction for qualified income
2007 – 2009	6% applicable deduction for qualified income
2010 – beyond	9% applicable deduction for qualified income

In 2006 and 2005, export benefits reduced the Company’s effective tax rate by 4.5% and 2.9%, respectively. The adverse impact of the above legislation on the Company’s effective tax rate in 2006 was approximately 1.7% and was not significant in 2005. The Company expects the impact of the above legislation on the 2007 effective tax rate to be similar to that of 2006. Any other prospective changes regarding tax benefits associated with the Company’s export sales or other federal and state tax planning vehicles may adversely impact the Company’s effective tax rate and decrease its net income in future periods.

The Company makes significant estimates in determining its worldwide income tax provision. These estimates involve complex tax regulations in a number of jurisdictions across the Company’s global operations and are subject to many transactions and calculations in which the ultimate tax outcome is uncertain. Although the Company believes that its estimates are reasonable, the final outcome of tax matters could be different than the estimates reflected in the historical income tax provision and related accruals. Such differences could have a material impact on income tax expense and net income in the period in which such determination is made.

Net Income: The Company’s net income for the year ended December 31, 2006 was $14.2 million, or $0.37 diluted earnings per share, as compared to net income of $43.9 million, or $1.30 diluted earnings per share, in 2005. The Company’s net income was significantly impacted by the $28.1 million non-tax deductible in-process research and development charge related to the Fluent acquisition. The weighted average common and common equivalent shares used in computing diluted earnings per share were 38.2 million in 2006 and 33.7 million in 2005.

ANSYS, Inc. 2006 Annual Report   21

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Revenue:

	Year Ended December 31,		Change
(in thousands, except percentages)	2005	2004	Amount	%
Revenue:
Software licenses	$85,680	$71,326	$14,354	20.1
Maintenance and service	72,356	63,213	9,143	14.5
Total revenue	158,036	134,539	23,497	17.5

The increase in revenue is primarily due to the following:

•	Newly generated software license revenue of $10.9 million

•	Increase of $7.3 million in product maintenance revenue, primarily associated with annual maintenance subscriptions sold in connection with new perpetual license sales in recent quarters

•	Post-acquisition revenue of $6.1 million ($3.5 million in license revenue and $2.6 million in maintenance and service revenue) related to CDI which was purchased on January 5, 2005

•	Decrease of $800,000 in engineering consulting revenue

On average, for the year ended December 31, 2005, the U.S. Dollar was 0.5% stronger, when measured against the Company’s primary foreign currencies, than for the year ended December 31, 2004. The U.S. Dollar strengthened against the British Pound, Japanese Yen and Euro while it weakened against the Indian Rupee and Canadian Dollar. As a result of these fluctuations, the net adverse impact on revenue and operating income during 2005, as compared with 2004, was $300,000 and $600,000, respectively.

International and domestic revenues, as a percentage of total revenue, were 66.8% and 33.2%, respectively, during the year ended December 31, 2005, and 65.3% and 34.7%, respectively, in the year ended December 31, 2004.

Cost of Sales and Gross Profit:

	Year Ended December 31,				Change
	2005		2004
(in thousands, except percentages)	Amount	% of Revenue	Amount	% of Revenue	Amount	%
Cost of sales:
Software licenses	$5,292	3.3	$4,840	3.6	$452	9.3
Amortization of software and acquired technology	3,576	2.3	3,030	2.2	546	18.0
Maintenance and service	15,171	9.6	13,437	10.0	1,734	12.9
Total cost of sales	24,039	15.2	21,307	15.8	2,732	12.8
Gross profit	133,997	84.8	113,232	84.2	20,765	18.3

The change in cost of sales is primarily due to the following:

•	Increased third party technical support and consulting fees of $1.0 million

•	Non-amortization expenses related to CDI of $800,000

•	Increased third party software royalties of $300,000

•	Increased amortization of $500,000 related to technology acquired in the CDI acquisition

The increase in gross profit was a result of the increase in revenue offset by a smaller increase in related cost of sales.

ANSYS, Inc. 2006 Annual Report   22

Operating Expenses:

	Year Ended December 31,				Change
	2005		2004
(in thousands, except percentages)	Amount	% of Revenue	Amount	% of Revenue	Amount	%
Operating expenses:
Selling, general and administrative	$43,285	27.4	$39,824	29.6	$3,461	8.7
Research and development	30,688	19.4	26,281	19.5	4,407	16.8
Amortization	1,184	0.8	1,149	0.9	35	3.0
Total operating expenses	75,157	47.6	67,254	50.0	7,903	11.8

Selling, General and Administrative: Selling, general and administrative expenses increased by $2.5 million due to CDI. Excluding the CDI personnel, salaries, headcount related costs and incentive compensation increased by $1.6 million. These costs were partially offset by a decrease in third party commissions and consulting of $400,000 and a decrease in costs associated with the biennial ANSYS users’ conference of $400,000, which was held in 2004.

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

Amortization: Amortization expense increased by $260,000 due to the acquisition of CDI in January 2005. This increase was partially offset by the amortization of certain acquired intangible assets that ceased in August 2005 upon becoming fully amortized.

Interest (Expense) Income, net: Net interest income for the year ended December 31, 2005 was $4.3 million as compared with interest income for the year ended December 31, 2004 of $1.7 million. The investment of larger cash balances, in addition to higher interest rates, caused the increase in interest income.

Other (Expense) Income, net: Other expense for the year ended December 31, 2005 was $23,000 as compared to other income of $273,000 for the year ended December 31, 2004. The net decrease was the result of the following two factors:

Foreign Currency Transaction – During 2005, the Company had a net foreign exchange loss of $200,000 as compared with a gain of $200,000 in 2004. During 2005, the U.S. Dollar strengthened against the British Pound, Japanese Yen and Euro while it weakened against the Indian Rupee and Canadian Dollar. During 2004, on average, the U.S. Dollar weakened against each of the currencies.

Other – Income from other non-operating transactions increased $100,000 during the year ended December 31, 2005 compared to 2004.

Income Tax Provision: The Company’s effective tax rate was 30.4% in 2005 as compared to 27.8% in 2004. These rates are lower than the federal and state combined statutory rate as a result of export benefits as well as the generation of research and experimentation credits. The effective tax rates in 2005 and 2004 were also favorably impacted by the tax benefits discussed in the following paragraphs.

During the third quarter of 2005, the Company filed its 2004 U.S. federal and state tax returns. In conjunction with the completion of these returns, the Company adjusted its estimate for 2004 taxes to reflect the actual results and recorded a $500,000 tax benefit.

During 2004, the Company and the Internal Revenue Service (“IRS”) settled and closed the audits of the Company’s 2001, 2002 and 2003 federal income tax returns. The Company provides in the financial statements an estimate for income taxes based on its tax filing positions and interpretations of existing tax law. Changes in estimates are reflected in the year of settlement or expiration of the statute of limitations. As a result of the federal income tax returns for 2001, 2002 and 2003 being settled and closed, the Company adjusted its estimated accrued income tax balance related to those years by recording a one-time tax benefit and reducing the tax accrual by $1.1 million in 2004.

ANSYS, Inc. 2006 Annual Report   23

Net Income: The Company’s net income increased 27.0% to $43.9 million, or $1.30 diluted earnings per share, in 2005 as compared to net income of $34.6 million, or $1.05 diluted earnings per share, in 2004. The weighted average common and common equivalent shares used in computing diluted earnings per share were 33.7 million in 2005 and 33.0 million in 2004.

Liquidity and Capital Resources

As of December 31, 2006, the Company had cash, cash equivalents and short-term investments totaling $104.5 million and working capital of $35.9 million as compared to cash, cash equivalents and short-term investments of $194.2 million and working capital of $167.9 million at December 31, 2005. The short-term investments are generally investment-grade and liquid, which allows the Company to minimize interest rate risk and to facilitate liquidity in the event an immediate cash need arises.

The significant differences that affect the consolidated statements of cash flows related to stock-based compensation accounting under Statement No. 123R in 2006 and under APB No. 25 in 2005 are as follows:

•	A $5.2 million excess tax benefit from stock options was reported as a financing activity in 2006, whereas all stock option-related tax benefits were reported as an operating activity in 2005.

•

$5.6 million in stock-based compensation expense was recorded in 2006, whereas such expense was not recorded in 2005. This amount was added as an adjustment to net income to arrive at cash provided by operating activities in 2006.

The Company’s operating activities provided cash of $89.7 million in 2006, $67.8 million in 2005 and $51.4 million in 2004. The $21.9 million increase in the Company’s cash flow from operations in 2006 as compared to 2005 was primarily related to:

•

An increase in net income, adjusted for non-cash charges and benefits, of $15.6 million from $50.8 million for the year ended December 31, 2005 to $66.4 million for the year ended December 31, 2006, comprised primarily of the following:

•	A net income decrease of $29.7 million from $43.9 million in 2005 to $14.2 million in 2006

•	Increased deferred tax benefits of $13.2 million, primarily related to the amortization of non-tax deductible intangible assets acquired in the Fluent acquisition

•	A $28.1 million non-tax deductible in-process research and development charge

•	New non-cash amortization charges of $11.3 million related to developed software and $5.9 million related to customer relationships

•	Stock-based compensation charges of $5.6 million

•	An increase in the utilization of acquired net operating loss tax carryforwards of $5.9 million

•	Additional depreciation expense of $2.3 million

•	Changes in working capital whereby $23.3 million was provided during the year ended December 31, 2006 as compared with $17.1 million provided during the year ended December 31, 2005

The $16.5 million increase in the Company’s cash flow from operations in 2005 as compared to 2004 was primarily the result of $7.8 million in increased earnings, adjusted for non-cash expenses such as depreciation, amortization and deferred income taxes, and $8.6 million in working capital fluctuations.

The Company’s investing activities used net cash of $294.6 million during 2006 as compared with cash provided of $28.2 million during 2005. During 2006, the Company paid $296.6 million, net of cash acquired, for Fluent. Net cash provided by maturities in excess of short-term investment purchases was $18.0 million and $37.3 million during 2006 and 2005, respectively. Total capital spending was $7.0 million during 2006 and $4.5 million during 2005. Business acquisition payments unrelated to Fluent increased from $4.4 million in 2005 to $8.3 million in 2006. The 2006 payments include $3.5 million related to business acquisitions of certain independent channel partners.

Cash provided by investing activities was $28.2 million in 2005 and cash used by investing activities was $53.2 million in 2004. In 2005, the Company had $37.3 million more in maturing short-term investments than in related purchases and spent $4.5 million on capital expenditures and $4.4 million on business acquisitions. In 2004, the Company purchased $49.5 million more in short-term investments than related maturities and spent $3.2 million on capital expenditures.

Financing activities provided cash of $130.8 million for the year ended December 31, 2006 as compared with cash used of $1.5 million during the year ended December 31, 2005. This increase in cash provided was primarily a result of $198 million in cash provided from term loans to finance the Fluent acquisition, partially offset by $76.1 million in term loan principal payments and $1.9 million in loan issuance costs. In addition, tax benefits of $5.2 million related to stock-based compensation were reported in cash flows from financing activities during 2006. In 2005, these benefits were reported within cash flows from operating activities.

ANSYS, Inc. 2006 Annual Report   24

Financing activities used cash of $1.5 million in 2005 and provided cash of $5.9 million in 2004. During each of these years, the Company received proceeds from the exercise of stock options and the issuance of common stock under the Employee Stock Purchase Plan. During 2005, the Company used $7.5 million in cash to repurchase stock.

The Company believes that existing cash and cash equivalent balances of $104.3 million, together with cash generated from operations, will be sufficient to meet the Company’s working capital, capital expenditure and debt service requirements through at least the next fiscal year. The Company’s cash requirements in the future may also be financed through additional equity or debt financings. There can be no assurance that such financings can be obtained on favorable terms, if at all.

The Company continues to generate positive cash flows from operating activities and believes that the best use of its excess cash is to repay its long-term debt, to grow the business and, under certain favorable conditions, to repurchase stock. Additionally, the Company has in the past and expects in the future to acquire or make investments in complementary companies, products, services and technologies. As previously discussed under “Acquisitions,” on May 1, 2006, the Company completed its acquisition of Fluent, a global provider of CFD-based computer-aided engineering software and services.

The Company does not have any special purpose entities or off-balance sheet financing.

The Company’s significant contractual obligations as of December 31, 2006 are summarized below:

	Payments Due by Period
(in thousands)	Total	Within 1 year	2 – 3 years	4 – 5 years	After 5 years
Long-term debt[1]	$144,729	$20,409	$48,151	$76,169	$—
Capital lease obligations	1,533	818	681	34	—
Corporate office operating lease[2]	11,058	1,241	2,670	2,859	4,288
Other operating leases[3]	31,676	8,747	12,580	6,952	3,397
Unconditional purchase obligations	6,980	2,619	3,343	1,018	—
Other long-term obligations[4]	4,284	16	2,782	1,407	79
Total contractual obligations	$200,260	$33,850	$70,207	$88,439	$7,764

(1)

Includes estimated interest payments of $7.2 million within 1 year, $11.9 million within 2-3 years and $3.7 million within 4-5 years. The interest rate is set through March 30, 2007 at 6.12% on $61.9 million of the total outstanding balance, which was based on three-month LIBOR + 0.75%. For the remaining outstanding balance of $60.0 million, the Company secured a fixed interest rate of 6.06% through September 28, 2007, which is based on 12-month LIBOR + 0.75%. The estimated payments assume an interest rate of 6.12% for periods beyond these fixed rates and are calculated assuming contractual quarterly principal payments are made with no additional prepayments.

(2)

In May 2004, the Company entered into the first amendment to its corporate headquarters lease agreement, with an effective date of January 1, 2004. Under the new amendment, the corporate office facility lease agreement includes a commitment through 2014, with an option for five additional years.

(3)	Other operating leases primarily include noncancellable lease commitments for the Company’s other domestic and international offices as well as certain operating equipment.
(4)	Includes long-term retention bonus of $4.1 million and pension obligations of $160,000 for two of the Company’s foreign locations.

The Company expended $1.8 million, $800,000 and $1.1 million related to uncondtional purchase obligations that existed as of the beginning of each year for the years ended December 31, 2006, 2005 and 2004, respectively.

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

Additionally, the Company had an outstanding irrevocable standby letter of credit for $1.9 million at December 31, 2006. This letter of credit is subject to annual renewal and was issued as a guarantee for damages that could be awarded related to a legal matter in which the Company was involved. The fair value of the letter of credit approximates the contract value based on the nature of the fee arrangements with the issuing bank. No material losses on this commitment have been incurred, nor are any anticipated.

ANSYS, Inc. 2006 Annual Report   25

Critical Accounting Policies and Estimates

The Company believes that the following critical accounting policies affect the more significant judgments and estimates used in the preparation of its consolidated financial statements.

Revenue is derived principally from the licensing of computer software products and from related maintenance contracts. The Company recognizes revenue in accordance with SOP 97-2, “Software Revenue Recognition,” and related interpretations. Revenue from perpetual licenses is classified as license revenue and is recognized upon delivery of the licensed product and the utility that enables the customer to request authorization keys, provided that acceptance has occurred and a signed contractual obligation has been received, the price is fixed and determinable, and collectibility of the receivable is probable. Revenue is recorded net of the distributor fee for sales through the ANSYS distribution network. Revenue for software lease licenses is classified as license revenue and is recognized over the period of the lease contract. The Company estimates the value of post-contract customer support (“PCS”) sold together with perpetual licenses based on separate sales of PCS. Revenue from PCS contracts is classified as maintenance and service revenue and is recognized ratably over the term of the contract. Revenue from training, support and other services is recognized as the services are performed.

The Company makes judgments as to its ability to collect outstanding receivables and provides allowances for a portion of receivables when collection becomes doubtful. Provisions are made based upon a specific review of all significant outstanding invoices from both value and delinquency perspectives. For those invoices not specifically reviewed, provisions are provided at differing rates, based upon the age of the receivable and the geographical area of origin. In determining these percentages, the Company analyzes its historical collection experience and current economic trends in the customer’s industry and geographic region. If the historical data used to calculate the allowance for doubtful accounts does not reflect the future ability to collect outstanding receivables, additional provisions for doubtful accounts may be needed and future results of operations could be materially affected.

The Company makes significant estimates in determining its worldwide income tax provision. These estimates involve complex tax regulations in a number of jurisdictions across the Company’s global operations and are subject to many transactions and calculations in which the ultimate tax outcome is uncertain. Although the Company believes that its estimates are reasonable, the final outcome of tax matters could be different than the estimates reflected in the historical income tax provision and related accruals. Such differences could have a material impact on income tax expense and net income in the period in which such determination is made.

The Company tests goodwill and intangible assets with indefinite lives for impairment at least annually by comparing the fair value of each asset to its carrying value. Fair value is estimated using the discounted cash flow and other valuation methodologies. In preparing the estimate of fair value, the Company relies on a number of factors, including historical operating results, business plans, anticipated future cash flows, economic projections and other market data. Because there are inherent uncertainties involved in these factors, the Company’s estimates of fair value are imprecise and the resulting carrying value of goodwill and intangible assets may be misstated.

The Company is involved in various investigations, claims and legal proceedings that arise in the ordinary course of its business activities. The Company reviews the status of these matters, assesses its financial exposure and records a related accrual if the potential loss from an investigation, claim or legal proceeding is probable and the amount is reasonably estimable. Significant judgment is involved in the determination of probability and in the determination of whether an exposure is reasonably estimable. As a result of the uncertainties involved in making these estimates, the Company may have to revise its estimates as facts and circumstances change. The revision of these estimates could have a material impact on the Company’s financial position and results of operations.

The Company grants options to purchase its common stock to employees and directors under the Company’s stock option plan. Eligible employees can also purchase shares of the Company’s common stock at 85% of the lower of the fair market value on the first or last day of each six-month offering period under the Company’s employee stock purchase plan. The benefits provided under these plans are share-based payments subject to the provisions of Statement No. 123R. Effective January 1, 2006, the Company used the fair value method to apply the provisions of Statement No. 123R with a modified prospective application, which provides for certain changes to the method for valuing share-based compensation. Prior to this adoption, the Company had elected to account for stock-based compensation arrangements through the intrinsic value method under the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock-Based Compensation.” Under the intrinsic value method, compensation expense is measured as the excess, if any, of the market value of the underlying common stock over the amount the employee is required to pay on the date both the number of shares and the price to be paid are known. For the years ended December 31, 2005 and 2004, no compensation expense had been recognized in the consolidated statements of income as option grants generally were made with exercise prices equal to the fair value of the underlying common stock on the award date, which was typically the date of compensation measurement.

ANSYS, Inc. 2006 Annual Report   26

The valuation provisions of Statement No. 123R apply to new awards and to awards that are outstanding on the effective date and subsequently modified or cancelled. Under the modified prospective application, prior periods are not revised for comparative purposes. Share-based compensation expense recognized under Statement No. 123R for 2006 was $5.6 million. As of December 31, 2006, total unrecognized estimated compensation expense related to non-vested stock options granted prior to that date was $25.2 million, which is expected to be recognized over a weighted average period of 2.3 years. Net stock options, after forfeitures and cancellations, granted during 2006, 2005 and 2004 represented 2.47%, 1.50% and 1.61%, respectively, of outstanding shares as of the beginning of each fiscal year. Net stock options, after forfeitures and cancellations, granted during 2006, 2005 and 2004 represented 2.05%, 1.47% and 1.56%, respectively, of outstanding shares as of the end of each fiscal year.

Upon adoption of Statement No. 123R, the value of each share-based award was estimated on the date of grant using the Black-Scholes option-pricing model (“Black-Scholes model”), which is the same model that was used for the pro forma information required to be disclosed under Statement No. 123. The determination of the fair value of share-based payment awards on the date of grant using an option-pricing model is affected by the Company’s stock price as well as assumptions regarding a number of complex and subjective variables. These variables include the Company’s expected stock price volatility over the term of the awards, actual and projected employee stock option exercise behaviors, risk-free interest rates and expected dividends. The table below presents the assumptions used in calculating the compensation expense recorded within the Company’s Consolidated Statement of Income in compliance with Statement No. 123R as of December 31, 2006 and those used in presenting the pro forma information included within the footnotes of the Company’s Annual Report on Form 10-K for the years ended December 31, 2005 and 2004. The interest rates used were determined by using the five-year Treasury Note yield on the date of grant.

Assumption used in Black- Scholes option-pricing model	Compensation Expense December 31, 2006	Pro Forma Disclosure December 31, 2005	Pro Forma Disclosure December 31, 2004
Risk-free interest rate	4.58% to 5.10%	3.81%	3.67%
Expected dividend yield	0%	0%	0%
Expected volatility	43%	50%	53%
Expected term	5.1 years	5.1 years	5.3 years

The Company issues both nonqualified and incentive stock options; however, incentive stock options comprise a significant portion of outstanding stock options. The tax benefits associated with incentive stock options are unpredictable, as they are predicated upon an award recipient triggering an event that disqualifies the award and that then results in a tax deduction to the Company. Statement No. 123R requires that these tax benefits be recorded at the time of the triggering event. The triggering events for each option holder are not easily projected. In order to estimate the tax benefits related to incentive stock options, the Company makes many assumptions and estimates, including the number of incentive stock options that will be exercised during the period by U.S. employees, the number of incentive stock options that will be disqualified during the period and the fair market value of the Company’s stock price on the exercise dates. Each of these items is subject to significant uncertainty. Additionally, a significant portion of the tax benefits related to disqualified incentive stock options are accounted for as increases to equity (additional paid-in capital) rather than as reductions in income tax expense, especially in the periods most closely following the adoption date of Statement No. 123R. Although all such benefits continue to be realized through the Company’s tax filings, this accounting treatment has the effect of increasing tax expense and reducing net income. For example, the Company realized a tax benefit of $4.0 million during the year ended December 31, 2006 related to disqualified incentive stock options; however, only $70,000 of such amount was recorded as a reduction in income tax expense. Although there are significant limitations in estimating the impact of Statement No. 123R, including those discussed above, the Company currently estimates that the impact of Statement No. 123R will be a decrease in 2007 operating income of approximately $9.0 million – $9.5 million and a decrease in 2007 net income of approximately $7.5 – $8.0 million, or approximately $0.18 – $0.20 per diluted share.

If factors change and the Company employs different assumptions in the application of Statement No. 123R in future periods, the compensation expense that the Company will record under Statement No. 123R may differ significantly from what the Company has recorded in the current period. Therefore, it is important for investors to be aware of the high degree of subjectivity involved when using option pricing models to estimate share-based compensation under Statement No. 123R. Option-pricing models were developed for use in estimating the value of traded options that have no vesting or hedging restrictions, are fully transferable and do not cause dilution. Because the Company’s share-based payments have characteristics significantly different from those of freely traded options and because changes in the input assumptions can materially affect the Company’s estimates of fair values, in the Company’s opinion, existing valuation models, including the Black-Scholes models, may not provide reliable measures of the fair values of the Company’s share-based compensation. Consequently, there is a risk that the Company’s estimates of the fair values of the Company’s share-based compensation awards on the grant dates may bear little resemblance to the actual values realized upon the exercise, expiration, early termination or forfeiture of those share-based payments in the future. Certain share-based payments, such as employee stock options, may expire worthless or otherwise result in zero intrinsic value as compared to the fair values originally estimated on the grant date and reported in the Company’s financial statements. Alternatively, value may be realized from these instruments that is

ANSYS, Inc. 2006 Annual Report   27

significantly in excess of the fair values originally estimated on the grant date and reported in the Company’s financial statements. There is currently no market-based mechanism or other practical application to verify the reliability and accuracy of the estimates stemming from these valuation models nor is there a means to compare and adjust the estimates to actual values. Although the fair value of employee share-based awards is determined in accordance with Statement No. 123R and the Securities and Exchange Commission’s Staff Accounting Bulletin No. 107 (“SAB 107”) using an option-pricing model, that value may not be indicative of the fair value observed in a willing buyer/seller market transaction.

Estimates of share-based compensation expenses are significant to the Company’s financial statements, but these expenses are based on the aforementioned option valuation model and will never result in the payment of cash by the Company. For this reason, and because the Company does not view share-based compensation as related to its operational performance, the Board of Directors and management exclude estimated share-based compensation expense when evaluating the Company’s underlying business performance.

The guidance in Statement No. 123R and SAB 107 is relatively new, and best practices are not well established. The application of these principles may be subject to further interpretation and refinement over time. There are significant differences among valuation models, and there is a possibility that the Company will adopt different valuation models in the future. This may result in a lack of consistency in future periods and may materially affect the fair value estimate of share-based payments. It may also result in a lack of comparability with other companies that use different models, methods and assumptions.

Recently Issued and Adopted Accounting Pronouncements

The Company adopted Statement No. 123R as of January 1, 2006. The statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The cost is recognized over the period during which an employee is required to provide service in exchange for the award, typically the vesting period. Refer to additional disclosures regarding the adoption of this statement within Critical Accounting Policies above and in Notes 2 and 11 to the Consolidated Financial Statements.

In December 2004, the FASB issued Statement No. 153, “Exchanges of Nonmonetary Assets” (“Statement No. 153”). Statement No. 153 addresses the measurement of exchanges of nonmonetary assets and redefines the scope of transactions that should be measured based on the fair value of the assets exchanged. Statement No. 153 is effective for fiscal periods beginning after June 15, 2005. The adoption of this statement did not have a material impact on the Company’s financial position, results of operations or cash flows.

On June 7, 2005, the FASB issued Statement No. 154, “Accounting Changes and Error Corrections,” (“Statement No. 154”) a replacement of APB Opinion No. 20, “Accounting Changes,” and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements.” Statement No. 154 changes the requirements for the accounting for and reporting of changes in accounting principles. Previously, most voluntary changes in accounting principles required recognition via a cumulative effect adjustment within net income in the period of the change. Statement No. 154 requires retrospective application to prior periods’ financial statements unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. Statement No. 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005; however, the statement does not change the transition provisions of any existing accounting pronouncements. Statement No. 154 did not have a material effect on the Company’s financial position, results of operations or cash flows.

In July 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). This interpretation clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The interpretation is effective for fiscal periods beginning after December 15, 2006. The Company will be required to apply the provisions of FIN 48 to all tax positions upon initial adoption with any cumulative effect adjustment to be recognized as an adjustment to retained earnings. The Company is in the process of determining the impact of this interpretation on its financial position, results of operations and cash flows.

ANSYS, Inc. 2006 Annual Report   28

In September 2006, the FASB issued Statement No. 157, “Fair Value Measurements” (“Statement No. 157”). This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosure about fair value measurements. This statement is effective for fiscal periods beginning after November 15, 2007 and interim periods within those fiscal years. The Company is in the process of determining the impact of Statement No. 157 on its financial position, results of operations and cash flows.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements in Current Year Financial Statements” (“SAB No. 108”). SAB No. 108 provides guidance on how prior year misstatements should be taken into consideration when quantifying misstatements in current year financial statements for purposes of determining whether the current year’s financial statements are materially misstated. The adoption of SAB No. 108 did not have a material impact on the Company’s financial position, results of operations or cash flows.

In February 2007, the FASB issued Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“Statement No. 159”). Statement No. 159 permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. Statement No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact of Statement No. 159 on its financial position, results of operations and cash flows.

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

Potential Fluctuations in Operating Results. The Company may experience significant fluctuations in future quarterly operating results. Fluctuations may be caused by many factors including, but not limited to, the timing of new product releases or product enhancements by the Company or its competitors; the size and timing of individual orders, including a fluctuation in the demand for and the ability to complete large contracts; software errors or other product quality problems; competition and pricing changes; customer order deferrals in anticipation of new products or product enhancements; changes in demand for the Company’s products; changes in operating expenses; changes in the mix of software license and maintenance and service revenue; personnel changes; and general economic conditions. A substantial portion of the Company’s operating expenses is related to personnel, facilities and marketing programs. The level of personnel and related expenses cannot be adjusted quickly and is based, in significant part, on the Company’s expectation for future revenue. The Company does not typically experience significant order backlog. Further, the Company has often recognized a substantial portion of its revenue in the last month of a quarter, with this revenue frequently concentrated in the last weeks or days of a quarter. During certain quarterly periods, the Company has been dependent upon receiving large orders of perpetual licenses involving the payment of a single up-front fee and, more recently, has shifted the business emphasis of its products to provide a collaborative solution to the Company’s customers. This emphasis has increased the Company’s average order size and the related sales cycle time for the larger orders. This shift may have the effect of increasing the volatility of the Company’s revenue and profit from period to period. As a result, product revenue in any quarter is substantially dependent upon sales completed in the latter part of that quarter, and revenue for any future quarter is not predictable with any significant degree of accuracy.

Seasonal Variations. The Company’s business has experienced significant seasonality, including quarterly reductions in software sales resulting from the slowdown during the summer months throughout the world, particularly in Europe, as well as from the seasonal purchasing and budgeting patterns of the Company’s global customers.

Economic Slowdown in Certain Sectors. The Company’s sales are based significantly on end user demand for products in key industrial sectors. Many of these sectors periodically experience economic declines. These economic declines may be exacerbated by other economic factors, such as the recent increase in global energy prices. These economic factors may adversely affect the Company’s business by extending sales cycles and reducing revenue.

The Company has customers that supply a wide spectrum of goods and services in virtually all of the world’s major economic regions. The Company’s performance is materially impacted by general economic conditions and the performance of its customers. The Company’s management team forecasts macroeconomic trends and developments and integrates them through long-range planning into budgets, research and development strategies and a wide variety of general management duties.

ANSYS, Inc. 2006 Annual Report   29

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

Terrorist attacks, other increased global hostilities and natural disasters have, at times, contributed to widespread uncertainty and speculation in world financial markets. This uncertainty and speculation may result in economic contraction and a related suspension or delay of purchasing by the Company’s customers.

Stock Market and Stock Price Volatility. Market prices for securities of software companies have generally been volatile. In particular, the market price of the Company’s common stock has been, and may continue to be, subject to significant fluctuations as a result of factors affecting the Company, the software industry or the securities markets in general. Such factors include, but are not limited to, declines in trading price that may be triggered by the Company’s failure to meet the expectations of securities analysts and investors. The Company cannot provide assurance that in such circumstances the trading price of the Company’s common stock will recover or that it will not experience a further decline. Moreover, the trading price could be subject to additional fluctuations in response to quarter-to-quarter variations in the Company’s operating results, material announcements made by the Company or its competitors, conditions in the software industry generally or other events and factors, many of which are beyond the Company’s control.

Rapidly Changing Technology; New Products; Risk of Product Defects. The Company operates in an industry generally characterized by rapidly changing technology and frequent new product introductions that can render existing products obsolete or unmarketable. A major factor in the Company’s future success will be its ability to anticipate technological changes and to develop and introduce, in a timely manner, enhancements to its existing products and new products to meet those changes. If the Company is unable to introduce new products and to respond quickly to industry changes, its business, financial position, results of operations and cash flows could be materially adversely affected.

The introduction and marketing of new or enhanced products require the Company to manage the transition from existing products in order to minimize disruption in customer purchasing patterns. There can be no assurance that the Company will be successful in developing and marketing, on a timely basis, new products or product enhancements, that its new products will adequately address the changing needs of the marketplace or that it will successfully manage the transition from existing products. Software products as complex as those offered by the Company may contain undetected errors or failures when first introduced or as new versions are released, and the likelihood of errors is increased as a result of the Company’s commitment to accelerating the frequency of its product releases. There can be no assurance that errors will not be found in new or enhanced products after commencement of commercial shipments. Any of these problems may result in the loss of or delay in customer acceptance, diversion of development resources, damage to the Company’s reputation or increased service and warranty costs, any of which could have a material, adverse effect on the Company’s business, financial position, results of operations and cash flows.

Sales of New Products. The Company continues to develop and introduce new software products. Certain of these products require a higher level of sales and support expertise. The ability of the Company’s sales channel, particularly the indirect channel, to obtain this expertise and to sell the new product offerings effectively could have an impact on the Company’s sales in future periods. Additionally, royalties and engineering service engagements associated with the new software products may result in the Company’s cost of sales increasing as a percentage of revenue in future periods.

Dependence on Channel Partners. The Company continues to distribute a meaningful portion of its products through its global network of independent, regional channel partners. The channel partners sell the Company’s software products to new and existing customers, expand installations within the existing customer base, offer consulting services and provide the first line of technical support. Consequently, in certain geographies, the Company is highly dependent upon the efforts of the channel partners. Difficulties in ongoing relationships with channel partners, such as delays in collecting accounts receivable, failure to meet performance criteria or to promote the Company’s products as aggressively as the Company expects, and differences in the handling of customer relationships could adversely affect the Company’s performance. Additionally, the loss of any major channel partner for any reason, including a channel partner’s decision to sell competing products rather than the Company’s products, could have a material adverse effect on the Company. Moreover, the Company’s future success will depend substantially on the ability and willingness of its channel partners to continue to dedicate the resources necessary to promote the Company’s portfolio of products and to support a larger installed base of the Company’s products. If the channel partners are unable or unwilling to do so, the Company may be unable to sustain revenue growth.

ANSYS, Inc. 2006 Annual Report   30

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

Competition. The Company continues to experience intense competition across all markets for its products and services. Some of the Company’s current and possible future competitors have greater financial, technical, marketing and other resources than the Company, and some have well established relationships with current and potential customers of the Company. These competitive pressures may result in decreased sales volumes, price reductions and/or increased operating costs, and could result in lower revenues, margins and net income.

Dependence on Senior Management and Key Technical Personnel. The Company is highly dependent upon the ability and experience of its senior executives and its key technical and other management employees. The loss of these employees could adversely affect the Company’s ability to conduct its operations.

Risks Associated with International Activities. A majority of the Company’s business comes from outside the United States. Risks inherent in the Company’s international business activities include imposition of government controls, export license requirements, restrictions on the export of critical technology, products and services, political and economic instability, trade restrictions, changes in tariffs and taxes, difficulties in staffing and managing international operations, longer accounts receivable payment cycles and the burdens of complying with a wide variety of foreign laws and regulations. Effective patent, copyright and trade secret protection may not be available in every foreign country in which the Company sells its products and services. The Company’s business, financial position, results of operations and cash flows could be materially adversely affected by any of these risks.

As the Company continues to expand its direct sales presence in international regions, the portion of its revenue, expenses, cash, accounts receivable and payment obligations denominated in foreign currencies continues to increase. As a result, changes in currency exchange rates from time to time may affect the Company’s financial position, results of operations and cash flows.

Additionally, countries in certain international regions have continued to experience weaknesses in their currency, banking and equity markets. These weaknesses could adversely affect consumer demand for the Company’s products and ultimately the Company’s financial position, results of operations and cash flows.

As the Company has grown, it has become increasingly subject to the risks arising from adverse changes in domestic and global economic conditions. An economic slowdown, globally or regionally, could cause many companies to delay or reduce technology purchases, which could impact the Company’s visibility into the closing of new business, as opposed to its recurring business. A slowdown could also contribute to reductions in sales, longer sales cycles and increased price pressure. Each of these items could adversely affect the Company’s sales in future periods.

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

Export Benefit Phase-out
2004	No effect
2005	80% of otherwise applicable benefits
2006	60% of otherwise applicable benefits
2007 - beyond	Export benefits fully eliminated

ANSYS, Inc. 2006 Annual Report   31

In addition to repealing the export tax benefits, the American Jobs Creation Act of 2004 provides significant tax relief for domestic manufacturers. Effective for taxable years beginning after December 31, 2004, qualifying entities may deduct a certain percentage (as defined below) of the lesser of their qualified production activities income or their taxable income for a taxable year. The deduction, however, is limited to 50% of an employer’s W-2 wages for the tax year. Beginning in 2010, when the 9% deduction is fully phased in, corporations facing a marginal tax rate of 35% will be subject to an effective tax rate of 31.85% on qualifying income.

Manufacturing Income Deduction Phase-in
2004	No effect
2005 - 2006	3% applicable deduction for qualified income
2007 - 2009	6% applicable deduction for qualified income
2010 - beyond	9% applicable deduction for qualified income

In 2006 and 2005, export benefits reduced the Company’s effective tax rate by 4.5% and 2.9%, respectively. The adverse impact of the above legislation on the Company’s effective tax rate in 2006 was 1.7% and was not significant in 2005. The Company expects the impact of the above legislation on the 2007 effective tax rate to be similar to that of 2006. Any other prospective changes regarding tax benefits associated with the Company’s export sales or other federal and state tax planning vehicles may adversely impact the Company’s effective tax rate and decrease its net income in future periods.

Dependence on Proprietary Technology. The Company’s success is highly dependent upon its proprietary technology. The Company generally relies on contracts and the laws of copyright and trade secrets to protect its technology. The Company maintains a trade secrets program, enters into confidentiality agreements with its employees and distributors, and limits access to and distribution of its software, documentation and other proprietary information. There can be no assurance that the steps taken by the Company to protect its proprietary technology will be adequate to prevent misappropriation of its technology by third parties, or that third parties will not be able to develop similar technology independently. Although the Company is not aware that any of its technology infringes upon the rights of third parties, there can be no assurance that other parties will not assert technology infringement claims against the Company or that, if asserted, such claims will not prevail.

Reliance on Perpetual Licenses. Although the Company has historically maintained stable recurring revenue from the sale of software lease licenses, software maintenance subscriptions and third party royalties, it also has relied on sales of perpetual licenses that involve payment of a single up-front fee and that are more typical in the computer software industry. While revenue generated from software lease licenses, software maintenance subscriptions and third party royalties currently represents a portion of the Company’s revenue, to the extent that perpetual license revenue continues to represent a significant percentage of total revenue, the Company’s revenue in any period will depend increasingly on sales completed during that period.

Risks Associated with Significant Sales to Existing Customers. A significant portion of the Company’s sales includes follow-on sales to existing customers that invest in the Company’s broad suite of engineering simulation software and services. If a significant number of current customers were to become dissatisfied with the Company’s products and services, or choose to license or utilize competitive offerings, the Company’s follow-on sales, and recurring lease and maintenance revenues, could be materially, adversely impacted, resulting in lower revenue, operating margins, net income and cash flows.

Risks Associated with Acquisitions. The Company has consummated and may continue to consummate certain acquisitions, including the 2006 acquisition of Fluent, in order to support the Company’s long-term strategic direction, expand its customer base, provide greater scale to increase its investments in research and development to accelerate innovation, provide increased capabilities to its existing products, supply new products and services or enhance its distribution channels. In the future, the Company may not be able to identify suitable acquisition candidates or, if suitable candidates are identified, the Company may not be able to complete the business combination on commercially acceptable terms. Business acquisitions may result in devotion of significant management and financial resources.

In addition, for companies acquired, limited experience will exist for several quarters following the acquisition relating to how the acquired company’s sales pipelines will convert into sales or revenues, and the conversion rate post-acquisition may be quite different from the historical conversion rate. Because a substantial portion of the Company’s software license revenue is completed in the latter part of a quarter and its cost structure is largely fixed in the short term, revenue shortfalls may have a negative impact on the Company’s profitability. A delay in a small number of large new software license transactions could cause the Company’s quarterly new software license revenues to fall significantly short of its predictions.

ANSYS, Inc. 2006 Annual Report   32

Acquisitions present many risks, and the Company may not realize the financial and strategic goals that were contemplated at the time of any transaction. An acquisition program is an important element of the Company’s corporate strategy. The difficulties of integrating companies and acquired assets include, among others:

•	Consolidating operations, where appropriate

•	Managing disparate benefit structures of acquired and existing subsidiaries

•	Integrating newly acquired businesses or product lines into a uniform financial reporting system

•	Coordinating sales, distribution and marketing functions

•	Establishing or expanding sales, distribution and marketing functions in order to accommodate newly acquired businesses or product lines

•	Preserving important licensing, research and development, supply, distribution, marketing, customer and other relationships

•	Minimizing diversion of management’s attention from ongoing business concerns

•	Coordinating geographically separate organizations

The Company expects to continue to acquire companies, products, services and technologies. Risks that may be encountered in acquisitions include:

•	The acquisition may not further the Company’s business strategy, or the Company may pay more than it is worth.

•

The Company may not realize the anticipated increase in its revenues if a larger-than-predicted number of customers decline to renew annual leases or maintenance, or if the Company is unable to sell the acquired products to its customer base.

•	The Company may have difficulty incorporating the acquired technologies or products with its existing product lines and maintaining uniform standards, controls, procedures and policies.

•	The Company may incur unanticipated costs.

•	The Company may significantly increase its interest expense, leverage and debt service requirements if it incurs debt to pay for an acquisition.

•	The Company may have higher than anticipated costs in continuing support and development of acquired products.

•	The Company may have multiple and overlapping product lines that are offered, priced and supported differently, which could cause customer confusion and delays.

•	The Company’s relationship with current and new employees, customers, partners and distributors could be impaired.

•

The Company may assume pre-existing contractual relationships that it otherwise would not have entered into and exiting or modifying such relationships may be costly to the Company and disruptive to customers.

•	The Company may not be able to implement the appropriate controls and procedures to ensure that the acquired entity is in compliance with the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”).

•	The Company may not be able to ensure successful systems integration for both sales and financial applications.

•

The Company’s due diligence process may fail to identify technical problems, such as issues with the acquired company’s product quality, product architecture or unlicensed use of technology, including, for example, improperly incorporated open source code.

•	The Company may have legal and tax exposures or lose anticipated tax benefits as a result of unforeseen difficulties in legal entity merger integration activities.

•	The Company may face contingencies related to product liability, intellectual property, financial disclosures and accounting practices or internal controls.

•	The acquisition may result in litigation from terminated employees or third parties.

•	The Company’s ongoing business may be disrupted and management’s attention may be diverted by transition or integration issues.

•	The Company may enter lines of business or geographies in which it has no or limited prior experience.

•	The Company may be unable to obtain timely approvals from governmental authorities under competition and antitrust laws.

•	The Company may use significant amounts of its existing cash balances to complete the acquisition, thus reducing interest income and liquidity.

•	To the extent the Company issues a significant amount of equity securities in connection with future acquisitions, existing stockholders may be diluted and earnings per share may decrease.

•	Acquisitions may result in the creation of certain intangible assets, including goodwill, the write-down of which may result in a significant charge to earnings.

ANSYS, Inc. 2006 Annual Report   33

These factors could have a material, adverse effect on the Company’s business, financial position, results of operations or cash flows, particularly in the case of a larger acquisition or number of acquisitions.

Disruption of Operations or Infrastructure Failures. A significant portion of the Company’s software development personnel, source code and computer equipment is located at operating facilities in the United States, Canada, India and throughout Europe. The occurrence of a natural disaster or other unforeseen catastrophe, such as infection of the avian influenza with key personnel, at any of these facilities could cause interruptions in the Company’s operations, services and product development activities. Additionally, if the Company experiences problems that impair its business infrastructure, such as a computer virus, telephone system failure or an intentional disruption of its information technology systems by a third party, these interruptions could have a material, adverse effect on the Company’s business, financial position, results of operations, cash flows and the ability to meet financial reporting timelines. Further, because the Company’s sales are not generally linear during any quarterly period, the potential adverse effects resulting from any of the events described above or any other disruption of the Company’s business could be accentuated if it occurs close to the end of a fiscal quarter.

Indebtedness Incurred in Connection with the Acquisition of Fluent Inc. In partial consideration for the Company’s acquisition of Fluent, the Company incurred long-term debt from committed bank financing of $198 million. As of December 31, 2006, borrowings outstanding totaled $121.9 million. This indebtedness is material in relation to prior levels of indebtedness as the Company did not have any prior outstanding debt. The incurrence of indebtedness, among other things, could:

•	Make it difficult for the Company to obtain any necessary future financing for working capital, capital expenditures, debt service requirements or other purposes

•	Limit the Company’s flexibility in planning for, or reacting to changes in, its business

•	Make the Company more vulnerable in the event of a downturn in its business

If the Company incurs new indebtedness in the future, the related risks that it now faces could intensify. Whether the Company is able to make required payments on its outstanding indebtedness and satisfy any other future debt obligations will depend on its future operating performance and its ability to obtain additional debt or equity financing.

Periodic Reorganization of Sales Force. The Company relies heavily on its direct sales force. From time to time, the Company reorganizes and makes adjustments to its sales force in response to such factors as management changes, performance issues, market opportunities and other considerations. These changes may result in a temporary lack of sales production and may adversely impact revenue in future quarters. There can be no assurance that the Company will not restructure its sales force in future periods or that the transition issues associated with such a restructuring will not recur.

Third Party Royalty Agreements. The Company has agreements with third parties whereby it receives royalty revenues in return for the right of the third party to utilize the Company’s technology or embed the Company’s technology in the third party’s products. To the extent that the Company is unable to maintain these third party relationships, or that the third party is unsuccessful in selling the embedded products, there could be a material, adverse impact on the Company’s business, financial position, results of operations and cash flows.

Sales Forecasts. The Company makes many operational and strategic decisions based upon short- and long-term sales forecasts. The Company’s sales personnel continually monitor the status of all proposals, including the estimated closing date and the value of the sale, in order to forecast quarterly sales. These forecasts are subject to significant estimation and are impacted by many external factors. For example, a slowdown in information technology spending or economic factors could cause purchasing decisions to be delayed. A variation in actual sales activity from that forecasted could cause the Company to plan or to budget incorrectly and, therefore, could adversely affect the Company’s business, financial position, results of operations and cash flows.

Income Tax Estimates. The Company makes significant estimates in determining its worldwide income tax provision. These estimates involve complex tax regulations in a number of jurisdictions across the Company’s global operations and are subject to many transactions and calculations in which the ultimate tax outcome is uncertain. Although the Company believes that its estimates are reasonable, the final outcome of tax matters could be different than the estimates reflected in the historical income tax provision and related accruals. Such differences could have a material impact on income tax expense and net income in the period in which such determination is made.

ANSYS, Inc. 2006 Annual Report   34

Regulatory Compliance. Like all other public companies, the Company is subject to the rules and regulations of the Securities and Exchange Commission (“SEC”), including those that require the Company to report on and receive a certification from its independent accounting firm regarding the Company’s internal controls. Compliance with these requirements causes the Company to incur additional expenses and causes management to divert time from the day-to-day operations of the Company. While the Company anticipates being able to fully comply with these internal control requirements, if it is not able to comply with the Sarbanes-Oxley reporting or certification requirements relating to internal controls, the Company may be subject to sanction by the SEC or NASDAQ.

The Company’s stock is listed on The NASDAQ Global Select Market; thus, the Company is subject to the ongoing financial and corporate governance requirements of NASDAQ. While the Company anticipates being able to fully comply with these requirements, if it is not able to comply, the Company’s name may be published on NASDAQ’s daily Non-Compliant Companies list until NASDAQ determines that it has regained compliance or the Company no longer trades on NASDAQ.

The Company’s sales to the United States Government must comply with the regulations set forth in the Federal Acquisition Regulations. Failure to comply with these regulations could result in penalties being assessed against the Company or an order preventing the Company from making future sales to the United States Government. Further, the Company’s international activities must comply with the export control laws of the United States, the Foreign Corrupt Practices Act and a variety of other laws and regulations of the United States and other countries in which the Company operates. Failure to comply with any of these laws and regulations could adversely affect the Company’s business, financial position, results of operations and cash flows.

Contingencies. The Company is involved in various investigations, claims and legal proceedings from time to time that arise in the ordinary course of its business activities. These proceedings currently include customary audit activities by various government authorities. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be resolved unfavorably to the Company.

Changes in Existing Financial Accounting Standards or Taxation Rules. Changes in existing accounting or taxation rules or practices, new accounting pronouncements or taxation rules, or varying interpretations of current accounting pronouncements or taxation practices could have a significant, adverse effect on the Company’s results of operations or the manner in which the Company conducts its business. Further, such changes could potentially affect the Company’s reporting of transactions completed before such changes are effective. For example, the Company was not previously required to record stock-based compensation charges to earnings in connection with stock option grants to its employees. However, the FASB issued Statement No. 123R that required the Company to record stock-based compensation charges to earnings as of January 1, 2006. Such charges negatively impacted the Company’s earnings.

Quantitative and Qualitative Disclosures About Market Risk. The Company is exposed to certain market risks, primarily foreign currency exchange rates, that arise from transactions entered into in the normal course of business. The Company seeks to minimize these risks primarily through its normal operating and financing activities.

ANSYS, Inc. 2006 Annual Report   35

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

ANSYS, Inc.

Canonsburg, Pennsylvania

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting, that ANSYS, Inc. and subsidiaries (the “Company”) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management’s Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Fluent Inc., which was acquired on May 1, 2006 and whose financial statements constitute 11% of total assets, 30% of revenues, and a net loss of $31.3 million of the consolidated financial statement amounts as of and for the year ended December 31, 2006. Accordingly, our audit did not include the internal control over financial reporting at Fluent Inc. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

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

In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2006 of the Company and our report dated February 28, 2007 expressed an unqualified opinion on those financial statements and financial statement schedule and included an explanatory paragraph regarding the Company’s adoption of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, on January 1, 2006.

/s/ Deloitte & Touche LLP
Pittsburgh, Pennsylvania
February 28, 2007

ANSYS, Inc. 2006 Annual Report   36

Management’s Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting for the Company. In order to evaluate the effectiveness of internal control over financial reporting, management has conducted an assessment, including testing, using the financial reporting criteria in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. This assessment excluded the acquisition on May 1, 2006 of Fluent Inc. and subsidiaries (“Fluent”) as described in Note 3 of the Notes to Consolidated Financial Statements. Management’s election to exclude Fluent was a result of the Company needing additional time to properly evaluate and transition Fluent’s existing internal controls over financial reporting and disclosures.

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

Based on its assessment, management has concluded that the Company maintained an effective system of internal control over financial reporting as of December 31, 2006. The Company’s independent registered public accounting firm has issued an attestation report on management’s assessment in conjunction with its audit of the Company’s system of internal control over financial reporting and the financial statements for fiscal year 2006.

/s/ James E. Cashman III	/s/ Maria T. Shields
James E. Cashman III	Maria T. Shields
President and Chief Executive Officer	Chief Financial Officer
February 28, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

ANSYS, Inc.

Canonsburg, Pennsylvania

We have audited the accompanying consolidated balance sheets of ANSYS, Inc. and subsidiaries (the “Company”) as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of ANSYS, Inc. and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, on January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123(R), Share-Based Payment.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2007 expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ Deloitte & Touche LLP
Pittsburgh, Pennsylvania
February 28, 2007

ANSYS, Inc. 2006 Annual Report   37

Consolidated Balance Sheets

(in thousands, except share data)	December 31, 2006	December 31, 2005
ASSETS
Current assets:
Cash and cash equivalents	$104,315	$176,166
Short-term investments	171	18,066
Accounts receivable, less allowance for doubtful accounts of $2,775 and $2,231, respectively	37,341	19,134
Other receivables and current assets	52,353	25,065
Deferred income taxes	20,976	5,931
Total current assets	215,156	244,362
Property and equipment, net	25,530	6,362
Capitalized software costs, net	1,266	642
Goodwill	428,959	43,277
Other intangible assets, net	204,115	10,122
Other long-term assets	3,017	467
Deferred income taxes	—	277
Total assets	$878,043	$305,509
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt and capital lease obligations	$13,927	$—
Accounts payable	3,599	1,330
Accrued bonuses and commissions	21,505	8,256
Accrued income taxes	12,120	4,528
Other accrued expenses and liabilities	26,923	14,122
Deferred revenue	101,226	48,234
Total current liabilities	179,300	76,470
Long-term liabilities:
Long-term debt and capital lease obligations, less current portion	109,393	—
Deferred income taxes	47,577	—
Other long-term liabilities	6,980	4,062
Total long-term liabilities	163,950	4,062
Commitments and contingencies	—	—
Stockholders’ equity:
Preferred stock, $.01 par value; 2,000,000 shares authorized; zero shares issued or outstanding	—	—
Common stock, $.01 par value; 150,000,000 shares authorized; 39,169,464 and 33,169,516 shares issued	392	332
Additional paid-in capital	345,006	59,543
Retained earnings	193,327	179,171
Treasury stock, at cost: 578,098 and 1,121,726 shares, respectively	(11,650)	(18,340)
Accumulated other comprehensive income	7,718	4,271
Total stockholders’ equity	534,793	224,977
Total liabilities and stockholders’ equity	$878,043	$305,509

The accompanying notes are an integral part of the consolidated financial statements.

ANSYS, Inc. 2006 Annual Report   38

Consolidated Statements of Income

(in thousands, except per share data)	2006	2005	2004
Revenue:
Software licenses	$156,960	$85,680	$71,326
Maintenance and service	106,680	72,356	63,213
Total revenue	263,640	158,036	134,539
Cost of sales:
Software licenses	7,306	5,292	4,840
Amortization of software and acquired technology	14,909	3,576	3,030
Maintenance and service	34,512	15,171	13,437
Total cost of sales	56,727	24,039	21,307
Gross profit	206,913	133,997	113,232
Operating expenses:
Selling, general and administrative	86,901	43,285	39,824
Research and development	49,406	30,688	26,281
Amortization	6,350	1,184	1,149
In-process research and development	28,100	—	—
Total operating expenses	170,757	75,157	67,254
Operating income	36,156	58,840	45,978
Interest (expense) income, net	(3,013)	4,294	1,650
Other (expense) income, net	(82)	(23)	273
Income before income tax provision	33,061	63,111	47,901
Income tax provision	18,905	19,208	13,334
Net income	$14,156	$43,903	$34,567
Earnings per share – basic:
Basic earnings per share	$0.39	$1.38	$1.12
Weighted average shares – basic	36,343	31,749	30,955
Earnings per share – diluted:
Diluted earnings per share	$0.37	$1.30	$1.05
Weighted average shares – diluted	38,199	33,692	32,978

The accompanying notes are an integral part of the consolidated financial statements.

ANSYS, Inc. 2006 Annual Report   39

Consolidated Statements of Cash Flows

(in thousands)	2006	2005	2004
Cash flows from operating activities:
Net income	$14,156	$43,903	$34,567
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	27,463	8,107	7,588
Deferred income tax (benefit) provision	(15,224)	(2,051)	546
Provision for bad debts	(53)	570	153
Stock-based compensation expense	5,626	—	—
In-process research and development	28,100	—	—
Utilization of acquired net operating loss tax carryforward	6,171	226	74
Other	150	—	—
Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	(6,157)	(1,033)	1,884
Other receivables and current assets	(3,292)	(2,393)	(7,251)
Accounts payable, accrued expenses and current liabilities	9,746	11,692	8,556
Other long-term liabilities	2,605	2,262	1,039
Deferred revenue	20,406	6,542	4,210
Net cash provided by operating activities	89,697	67,825	51,366
Cash flows from investing activities:
Capital expenditures	(6,958)	(4,482)	(3,191)
Capitalization of internally developed software costs	(885)	(270)	(544)
Fluent acquisition payments, net of cash acquired	(296,555)	—	—
Other acquisition payments, net of cash acquired	(8,257)	(4,385)	—
Purchases of short-term investments	(6,094)	(52,865)	(74,455)
Maturities of short-term investments	24,118	90,164	25,000
Net cash (used in) provided by investing activities	(294,631)	28,162	(53,190)
Cash flows from financing activities:
Principal payments on long-term debt	(76,066)	—	—
Principal payments on long-term capital leases	(667)	—	—
Proceeds from long-term debt	198,000	—	—
Loan issuance costs	(1,940)	—	—
Proceeds from issuance of common stock under Employee Stock Purchase Plan	1,190	849	484
Proceeds from exercise of stock options	5,066	5,182	5,408
Purchase of treasury stock	—	(7,492)	—
Excess tax benefits from stock options	5,191	—	—
Net cash provided by (used in) financing activities	130,774	(1,461)	5,892
Effect of exchange rate fluctuations	2,309	(1,907)	1,441
Net (decrease) increase in cash and cash equivalents	(71,851)	92,619	5,509
Cash and cash equivalents, beginning of year	176,166	83,547	78,038
Cash and cash equivalents, end of year	$104,315	$176,166	$83,547
Supplemental disclosures of cash flow information:
Cash paid during the year for:
Income taxes	$24,294	$10,902	$5,439
Interest	7,192	—	—
Supplemental disclosures of non-cash operating activities:
Utilization of acquired net operating loss tax carryforward	$6,171	$226	$74
Supplemental disclosures of non-cash investing activities:
Capital lease obligations	$576	$—	$—

The accompanying notes are an integral part of the consolidated financial statements.

ANSYS, Inc. 2006 Annual Report   40

Consolidated Statements of Stockholders’ Equity

(in thousands)	Common Stock		Additional Paid-in Capital	Retained Earnings	Treasury Stock		Accumulated Other Comprehensive Income	Total Stockholders’ Equity	Total Comprehensive Income
	Shares	Amount			Shares	Amount
Balance, December 31, 2003	33,170	$332	$44,369	$100,701	2,635	$(22,768)	$4,440	$127,074
Exercise of stock options, including tax benefit of $5,552	—	—	6,107	—	(844)	4,853	—	10,960
Issuance of common stock under Employee Stock Purchase Plan	—	—	306	—	(31)	178	—	484
Issuance of restricted Stock	—	—	86	—	(7)	37	—	123
Net income for the year	—	—	—	34,567	—	—	—	34,567	$34,567
Other comprehensive income	—	—	—	—	—	—	2,261	2,261	2,261
Balance, December 31, 2004	33,170	332	50,868	135,268	1,753	(17,700)	6,701	175,469	36,828
Treasury stock acquired	—	—	—	—	206	(7,492)	—	(7,492)
Purchase of HTI assets	—	—	745	—	(27)	302	—	1,047
Exercise of stock options, including tax benefit of $8,046	—	—	6,985	—	(764)	6,243	—	13,228
Issuance of common stock under Employee Stock Purchase Plan	—	—	606	—	(35)	243	—	849
Issuance of restricted stock	—	—	339	—	(11)	64	—	403
Net income for the year	—	—	—	43,903	—	—	—	43,903	43,903
Other comprehensive loss	—	—	—	—	—	—	(2,430)	(2,430)	(2,430)
Balance, December 31, 2005	33,170	332	59,543	179,171	1,122	(18,340)	4,271	224,977	41,473
Acquisition of Fluent Inc.	5,999	60	273,958	—	—	—	—	274,018
Other acquisitions	—	—	58	—	(2)	25	—	83
Stock option activity, including tax benefit of $ 6,231	—	—	10,671	—	(507)	6,251	—	16,922
Issuance of common stock under Employee Stock Purchase Plan	—	—	776	—	(35)	414	—	1,190
Net income for the year	—	—	—	14,156	—	—	—	14,156	14,156
Other comprehensive income	—	—	—	—	—	—	3,447	3,447	3,447
Balance, December 31, 2006	39,169	$392	$345,006	$193,327	578	$(11,650)	$7,718	$534,793	$17,603

The accompanying notes are an integral part of the consolidated financial statements.

ANSYS, Inc. 2006 Annual Report   41

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization

ANSYS, Inc. (hereafter the “Company” or “ANSYS”) develops and globally markets engineering simulation software and technologies widely used by engineers and designers across a broad spectrum of industries, including aerospace, automotive, manufacturing, electronics, biomedical and defense.

Historically, the Company has operated as one segment, as defined by Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information” (“Statement No. 131”). As a result of the recent acquisition of Fluent Inc. (hereafter “Fluent”), the Company has determined that it has two operating segments beginning May 1, 2006. In accordance with the aggregation criteria provided in paragraph 17 of Statement No. 131, these two operating segments have been aggregated as a single reporting segment.

2. Summary of Significant Accounting Policies

ACCOUNTING PRINCIPLES: The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States.

PRINCIPLES OF CONSOLIDATION: The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

USE OF ESTIMATES: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the amounts of revenue and expenses during the reported periods. Significant estimates included in these consolidated financial statements include allowances for doubtful accounts receivable, income tax accruals and tax valuation reserves, fair value of stock-based compensation, useful lives for depreciation and amortization, loss contingencies, valuation of goodwill and indefinite-lived intangible assets, and estimates of service contract revenue. Actual results could differ from these estimates. Changes in estimates are recorded in the results of operations in the period that the changes occur.

REVENUE RECOGNITION: Revenue is derived principally from the licensing of computer software products and from related maintenance contracts. The Company recognizes revenue in accordance with SOP 97-2, “Software Revenue Recognition,” and related interpretations. Revenue from perpetual licenses is classified as license revenue and is recognized upon delivery of the licensed product and the utility that enables the customer to request authorization keys, provided that acceptance has occurred and a signed contractual obligation has been received, the price is fixed and determinable, and collectibility of the receivable is probable. Revenue is recorded net of the distributor fee for sales through the ANSYS distribution network. Revenue for software lease licenses is classified as license revenue and is recognized over the period of the lease contract. The Company estimates the value of post-contract customer support (“PCS”) sold together with perpetual licenses based on separate sales of PCS. Revenue from PCS contracts is classified as maintenance and service revenue and is recognized ratably over the term of the contract. Revenue from training, support and other services is recognized as the services are performed.

CASH AND CASH EQUIVALENTS: Cash and cash equivalents consist primarily of highly liquid investments such as time deposits held at major banks, money market mutual funds and other securities with original maturities of three months or less. Cash equivalents are carried at cost, which approximates fair value.

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

ANSYS, Inc. 2006 Annual Report   42

PROPERTY AND EQUIPMENT: Property and equipment is stated at cost. Depreciation is computed on the straight-line method over the estimated useful lives of the various classes of assets, which range from one to 40 years. Repairs and maintenance are charged to expense as incurred. Gains or losses from the sale or retirement of property and equipment are included in other income.

RESEARCH AND DEVELOPMENT COSTS: Research and development costs, other than certain capitalized software development costs, are expensed as incurred.

CAPITALIZED SOFTWARE: Internally developed computer software costs and costs of product enhancements are capitalized subsequent to the determination of technological feasibility; such capitalization continues until the product becomes available for general release. Amortization of capitalized software costs, both for internally developed as well as purchased software products, is computed on a product-by-product basis over the estimated economic life of the product, which is generally three years. Amortization is the greater of the amount computed using: (i) the ratio of the current year’s gross revenue to the total current and anticipated future gross revenue for that product or (ii) the straight-line method over the estimated life of the product. Amortization expense related to capitalized and acquired software costs was $14.9 million for the year ended December 31, 2006, including $11.3 million related to the acquisition of Fluent, $3.6 million for the year ended December 31, 2005 and $3.0 million for the year ended December 31, 2004. These amounts include amortization expense related to capitalized costs of internally developed software of $400,000, $500,000 and $600,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

The Company periodically reviews the carrying value of capitalized software. Impairments are recognized in the results of operations when the expected future undiscounted operating cash flow derived from the capitalized costs of internally developed software is less than the carrying value. No charges for impairment have been required to date.

GOODWILL AND OTHER INTANGIBLE ASSETS: Goodwill represents the excess of the purchase price over the fair value of net assets acquired. Intangible assets consist of trademarks, non-compete agreements, customer lists, and acquired software and technology.

The Company evaluates, at least annually, the realizability of the carrying value of goodwill by comparing the carrying value to its estimated fair value. The Company performs its annual goodwill impairment test on January 1 of each year unless there is an indicator that would require a test during the year. No impairments were recorded during 2006, 2005 or 2004.

The Company periodically reviews the carrying value of other intangible assets and will recognize impairments when the expected future undiscounted operating cash flow derived from such intangible assets is less than the carrying value. No impairment charges have been required to date.

CONCENTRATIONS OF CREDIT RISK: The Company has a concentration of credit risk with respect to trade receivables due to the use of certain significant third party distributors to market and sell the Company’s products. The Company performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral.

During 2006, sales by distributors comprised 36% of the Company’s total revenue, with two distributors each individually accounting for 7% and 5% of total revenue. During 2005, sales by distributors comprised 49% of the Company’s total revenue, with two distributors each individually accounting for 10% and 8% of total revenue. During 2004, sales by distributors comprised 49% of the Company’s total revenue, with two distributors each individually accounting for 10% and 8% of total revenue. The decrease in the percentage of sales by distributors in 2006 was primarily attributable to the acquisition of Fluent, which primarily utilized a direct sales model. No individual customer accounted for more than 10% of revenue in the years ended December 31, 2006, 2005 or 2004.

In addition to the concentration of credit risk with respect to trade receivables, the Company’s cash and cash equivalents are also exposed to concentration of credit risk. The Company maintains its cash accounts primarily in U.S. banks, which are insured by the F.D.I.C. up to $100,000 per bank. The Company had cash balances on deposit with a U.S. bank at December 31, 2006 that exceeded the balance insured by the F.D.I.C. in the amount of $21.0 million. A significant portion of the Company’s remaining U.S. cash balance is also uninsured. As a result of the Company’s operations in international locations and foreign currencies held by its corporate location, it also has $71.4 million of uninsured cash balances denominated in foreign currencies and held outside the U.S.

ALLOWANCE FOR DOUBTFUL ACCOUNTS: The Company makes judgments as to its ability to collect outstanding receivables and provides allowances for a portion of receivables when collection becomes doubtful. Provisions are made based upon a specific review of all significant outstanding invoices from both value and delinquency perspectives.

ANSYS, Inc. 2006 Annual Report   43

For those invoices not specifically reviewed, provisions are provided at differing rates, based upon the age of the receivable and the geographical area of origin. In determining these percentages, the Company analyzes its historical collection experience and current economic trends in the customer’s industry and geographic region. The Company recorded a bad debt credit of $53,000 for the year ended December 31, 2006 and bad debt expense of $570,000 and $153,000 for the years ended December 31, 2005 and 2004, respectively.

INCOME TAXES: Deferred tax assets and liabilities are determined based on temporary differences between the financial statement and tax bases of assets and liabilities, and for loss and credit carryforwards, using enacted tax rates anticipated to be in effect in the years in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. In July 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes.” This interpretation is further discussed in Other Recently Issued Accounting Pronouncements below.

FOREIGN CURRENCIES: Certain of the Company’s sales transactions are denominated in foreign currencies. These transactions are translated to the functional currency at the exchange rate on the transaction date. Accounts receivable in foreign currencies at year end are translated at the effective exchange rate on the balance sheet date. Gains and losses resulting from foreign exchange transactions are included in other income. The Company recorded net foreign exchange losses of $700,000 and $200,000 for the years ended December 31, 2006 and 2005, respectively, and a net foreign exchange gain of $200,000 for the year ended December 31, 2004.

The financial statements of the Company’s foreign subsidiaries are translated from the functional (local) currency to U.S. Dollars. Assets and liabilities are translated at the exchange rates on the balance sheet date. Results of operations are translated at average exchange rates, which approximate rates in effect when the underlying transactions occur. Accumulated other comprehensive income in the accompanying consolidated balance sheets and statements of stockholders’ equity consists entirely of the resulting exchange difference.

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

	Year Ended December 31,
(in thousands, except per share data)	2006	2005	2004
Net income	$14,156	$43,903	$34,567
Weighted average shares outstanding – basic	36,343	31,749	30,955
Basic earnings per share	$0.39	$1.38	$1.12
Effect of dilutive securities:
Shares issuable upon exercise of dilutive outstanding stock options	1,856	1,943	2,023
Weighted average shares outstanding – diluted	38,199	33,692	32,978
Diluted earnings per share	$0.37	$1.30	$1.05
Anti-dilutive shares/options, not included in the computation	781	41	—

ANSYS, Inc. 2006 Annual Report   44

STOCK-BASED COMPENSATION: In December 2004, the FASB issued a revised version of FASB Statement No. 123, “Share-Based Payment” (“Statement No. 123R”). The statement requires an entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The cost will be recognized over the period during which an employee is required to provide service in exchange for the award, typically the vesting period. Statement No. 123R also requires the benefits of tax deductions in excess of recognized compensation expense to be reported as a financing cash flow rather than as an operating cash flow as prescribed under the prior accounting rules. This requirement reduces net operating cash flows and increases net financing cash flows in periods after adoption. The Company adopted Statement No. 123R using a modified prospective application in compliance with the required implementation date on January 1, 2006. Under the modified prospective application, prior periods are not revised for comparative purposes. The valuation provisions of Statement No. 123R apply to new awards and awards that were outstanding at the effective date and subsequently modified or cancelled.

On November 10, 2005, the FASB issued FASB Staff Position No. FAS 123R-3, “Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards.” The Company has elected to adopt the alternative transition method provided in this FASB Staff Position for calculating the tax effects of share-based compensation pursuant to Statement No. 123R. The alternative transition method includes a simplified method to establish the beginning balance of the additional paid-in capital pool related to the tax effects of employee share-based compensation, which is available to absorb tax deficiencies recognized subsequent to the adoption of Statement No. 123R.

Share-Based Compensation Information

The weighted-average fair value of options granted during the year ended December 31, 2006 was $21.50 per share. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model, which was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. The Company’s options have characteristics significantly different from those of traded options, and changes in input assumptions can materially affect the fair value estimates. The fair values of options granted were estimated using the Black-Scholes model with risk-free interest rates ranging from 4.58% to 5.10%. The interest rates used were determined by using the five-year Treasury Note yield at the date of grant. The following assumptions were also used to determine the fair value of each option grant: dividend yields of 0%, weighted average expected volatility of 43% and expected term of 5.1 years. The volatility was determined based on the historic volatility of the Company’s stock during the preceding five years.

As share-based compensation expense recognized in the Consolidated Statement of Income for 2006 is based on awards ultimately expected to vest, it should be reduced for estimated forfeitures. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Pre-vesting forfeitures were estimated to be 0.8% in 2006 based on historical experience. The effect of pre-vesting forfeitures on the Company’s recorded expense has historically been negligible due to the relatively low turnover of holders of stock options. In the Company’s pro forma information required under Statement No. 123 for the years prior to fiscal 2006, the Company accounted for forfeitures as they occurred.

Total share-based compensation expense, related to the Company’s share-based awards, recognized for the year ended December 31, 2006 is as follows:

(in thousands)	Year Ended December 31, 2006
Cost of sales:
Software licenses	$42
Maintenance and service	212
Operating expenses:
Selling, general and administrative	3,990
Research and development	1,382

Share-based compensation expense before taxes	5,626
Related income tax benefits	(965)

Share-based compensation expense, net of taxes	$4,661

The net impact of share-based compensation expense reduced 2006 basic and diluted earnings per share by $0.13 and $0.12, respectively.

ANSYS, Inc. 2006 Annual Report   45

The Company recorded share-based compensation expense of $913,000 during 2006 related to share-based awards granted during 2006. In addition, for the year ended December 31, 2006, the adoption of Statement No. 123R resulted in a classification change in 2006, the result of which was to reduce net cash provided by operating activities and to increase net cash provided by financing activities of $5.2 million related to the incremental tax benefits from stock options exercised in the period.

Pro Forma Information for Periods Prior to January 1, 2006

Prior to the adoption of Statement No. 123R, the Company had elected to account for stock-based compensation arrangements through the intrinsic value method under the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock-Based Compensation.” Under the intrinsic value method, compensation expense is measured as the excess, if any, of the market value of the underlying common stock over the amount the employee is required to pay on the date both the number of shares and the price to be paid are known. No compensation expense had been recognized in the 2005 and 2004 consolidated statements of income as option grants generally were made with exercise prices equal to the fair value of the underlying common stock on the award date, which was typically the date of compensation measurement. Had compensation cost been determined based on the fair value at the date of grant in accordance with the provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” the Company’s net income and basic and diluted earnings per share for the years ended December 31, 2005 and 2004 would have been reduced to the pro forma amounts indicated below:

	Year Ended December 31,
(in thousands, except per share data)	2005	2004
Net income, as reported	$43,903	$34,567

Add: Stock-based employee compensation expense included in net income, net of related tax effects	—	—

Deduct: Stock-based employee compensation expense determined under the fair value-based method for all awards, net of related tax effects	(3,570)	(2,797)

Pro forma net income	$40,333	$31,770

Earnings per share:
Basic – as reported	$1.38	$1.12

Basic – pro forma	$1.27	$1.03

Diluted – as reported	$1.30	$1.05

Diluted – pro forma	$1.20	$0.96

The weighted-average fair value of options granted was $17.61 per share in 2005 and $10.82 per share in 2004. The fair values of options granted were estimated using the Black-Scholes pricing model with weighted average risk-free interest rates of 3.81% and 3.67% in 2005 and 2004, respectively. The interest rates used were determined by using the five-year Treasury Note yield at the date of grant. The following assumptions were also used to determine the fair value of each option grant: dividend yields of 0%; expected volatility of 50% and 53% for 2005 and 2004, respectively, and expected term of 5.1 years and 5.3 years for 2005 and 2004, respectively.

OTHER RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS: In December 2004, the FASB issued Statement No. 153, “Exchanges of Nonmonetary Assets” (“Statement No. 153”). Statement No. 153 addresses the measurement of exchanges of nonmonetary assets and redefines the scope of transactions that should be measured based on the fair value of the assets exchanged. Statement No. 153 is effective for fiscal periods beginning after June 15, 2005. The adoption of this statement did not have a material impact on the Company’s financial position, results of operations or cash flows.

ANSYS, Inc. 2006 Annual Report   46

On June 7, 2005, the FASB issued Statement No. 154, “Accounting Changes and Error Corrections,” (“Statement No. 154”) a replacement of APB Opinion No. 20, “Accounting Changes,” and Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements.” Statement No. 154 changes the requirements for the accounting for and reporting of changes in accounting principles. Previously, most voluntary changes in accounting principles required recognition via a cumulative effect adjustment within net income in the period of the change. Statement No. 154 requires retrospective application to prior periods’ financial statements unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. Statement No. 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005; however, the statement does not change the transition provisions of any existing accounting pronouncements. Statement No. 154 did not have a material effect on the Company’s financial position, results of operations or cash flows.

In July 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). This interpretation clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The interpretation is effective for fiscal periods beginning after December 15, 2006. The Company will be required to apply the provisions of FIN 48 to all tax positions upon initial adoption with any cumulative effect adjustment to be recognized as an adjustment to retained earnings. The Company is in the process of determining the impact of this interpretation on its financial position, results of operations and cash flows.

In September 2006, the FASB issued Statement No. 157, “Fair Value Measurements” (“Statement No. 157”). This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosure about fair value measurements. This statement is effective for fiscal periods beginning after November 15, 2007 and interim periods within those fiscal years. The Company is in the process of determining the impact of Statement No. 157 on its financial position, results of operations and cash flows.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements in Current Year Financial Statements” (“SAB No. 108”). SAB No. 108 provides guidance on how prior year misstatements should be taken into consideration when quantifying misstatements in current year financial statements for purposes of determining whether the current year’s financial statements are materially misstated. The adoption of SAB No. 108 did not have a material impact on the Company’s financial position, results of operations or cash flows.

In February 2007, the FASB issued Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“Statement No. 159”). Statement No. 159 permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. Statement No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact of Statement No. 159 on its financial position, results of operations and cash flows.

RECLASSIFICATIONS: Certain reclassifications have been made to (1) the 2005 consolidated balance sheet, (2) the 2004 and 2005 consolidated statements of income to combine selling, general and administrative costs and to separately report interest income and other income, (3) the 2005 and 2004 consolidated statements of cash flows and (4) Note 6 (Goodwill and Intangible Assets) to conform to the 2006 presentation.

3. Acquisitions

On May 1, 2006, the Company completed its acquisition of Fluent, a global provider of computational fluid dynamics (CFD)-based computer-aided engineering software and services. Under the terms of the merger agreement, the Company issued 5,999,948 shares of its common stock, valued at approximately $274 million based on the average closing market price on the two days preceding and the two days following the announcement of the acquisition (February 16, 2006), and paid approximately $315 million in cash to acquire Fluent. The total purchase price of approximately $598 million includes approximately $9 million in transaction fees. The Company used a combination of existing cash and $198 million from committed bank financing to fund the transaction.

The acquisition of Fluent enhances the breadth, functionality, usability and interoperability of the Company’s portfolio of simulation solutions. Over time, the acquisition of Fluent is expected to increase operational efficiency, lower design and engineering costs for customers, and accelerate development and delivery of new and innovative products to the marketplace. In addition to the $9 million in transaction-related costs, the Company incurred financing costs of $1.9 million related to the long-term debt utilized to fund the acquisition.

ANSYS, Inc. 2006 Annual Report   47

The operating results of Fluent have been included in the Company’s consolidated financial statements since the date of acquisition, May 1, 2006. The total purchase price was allocated to the foreign and domestic assets and liabilities of Fluent based upon management’s estimates of the fair market values of the assets acquired and the liabilities assumed. These estimates are subject to change upon final valuation of Fluent’s assets and liabilities. The preliminary allocation included $213.9 million to identifiable intangible assets (including $88.0 million to developed software to be amortized over seven years, $65.9 million to customer contracts and related relationships to be amortized over nine and a half years, and $60.0 million to trade name) and $381.6 million to goodwill, which is not tax deductible. The Fluent trade name is one of the most recognized in the CFD market. The trade name represents a reputation of superior technical capability and strong support service that has been recognized by Fluent customers. Because the trade name continues to gain strength in the market today, as evidenced by Fluent’s increased sales over the past several years, the Company expects the trade name to contribute to cash flows indefinitely and, accordingly, has assigned an indefinite life to the trade name.

In valuing deferred revenue on the Fluent balance sheet as of the acquisition date, the Company applied the fair value provisions of Emerging Issues Task Force Issue No. 01-3 (“EITF No. 01-3”), “Accounting in a Business Combination for Deferred Revenue of an Acquiree.” In accordance with EITF No. 01-3, acquired deferred revenue of $31.5 million was recorded on the opening balance sheet. This amount was $20.1 million lower than the historical carrying value. Although this purchase accounting requirement will have no impact on the Company’s business or cash flow, it will adversely impact the Company’s reported software license revenue under accounting principles generally accepted in the United States of America (“GAAP”), primarily for the first 12 months post-acquisition. The adverse impact on reported revenue was $18.4 million for the period of May 1, 2006 through December 31, 2006. The adverse impact on reported revenue for the year ending December 31, 2007 is expected to be approximately $1.9 million.

The following table summarizes the preliminary fair values of the assets acquired and liabilities assumed at the date of acquisition:

(in thousands)	At May 1, 2006
Cash and other net tangible assets and liabilities	$26,735
Goodwill	381,574
Identifiable intangible assets	213,900
Net deferred tax liabilities	(51,863)
In-process research and development	28,100

Total preliminary purchase price allocation	$598,446

The Company expensed acquired in-process research and development (“IPR&D”) of $28.1 million that represents incomplete Fluent research and development projects that had not reached technological feasibility and had no alternative future use as of the acquisition date.

Technological feasibility is established when an enterprise has completed all planning, designing, coding and testing activities that are necessary to establish that a product can be produced to meet its design specifications, including functions, features and technical performance requirements. The value assigned to IPR&D was determined by considering the importance of each project to the overall development plan, estimating costs to develop the purchased IPR&D into commercially viable products, estimating the resulting net cash flows from the projects when completed and discounting the net cash flows to their present values based on the percentage of completion of the IPR&D projects. Since the acquisition date, May 1, 2006, through December 31, 2006, the Company has incurred $2.0 million in development expense related to its purchased IPR&D and estimates it will spend an additional $4.5 million to complete the IPR&D projects. The estimated completion date of the Company’s IPR&D is the first quarter of 2009.

The following unaudited pro forma information presents the 2006 and 2005 results of operations of the Company as if the acquisition had occurred at the beginning of each period. The unaudited pro forma results are not necessarily indicative of results that would have occurred had the acquisition been in effect for the years presented, nor are they necessarily indicative of future results. These pro forma results exclude the impacts of IPR&D expense and the purchase accounting adjustment to deferred revenue that are discussed above.

	Year Ended December 31,
(in thousands, except per share data)	2006	2005
Total revenue	$320,614	$279,905
Net income	52,301	37,729
Earnings per share:
Basic	$1.36	$1.00
Diluted	$1.30	$0.95

ANSYS, Inc. 2006 Annual Report   48

In October 2005, the Company acquired substantially all of the assets and certain liabilities of Harvard Thermal, Inc. (hereafter “HTI”), a provider of thermal analysis software tools, for an up-front purchase price of approximately $1.3 million in cash and stock. In addition, the acquisition agreement provides for future payments of up to $400,000, contingent upon the attainment of certain performance criteria, of which $100,000 was recorded as an addition to goodwill during the first quarter of 2006 and paid primarily through the issuance of treasury stock. The acquisition of HTI expands the Company’s product offerings and allows it to deliver a more complete and comprehensive simulation solution to its customers. The operating results for HTI have been included with the Company’s operating results from the date of acquisition.

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

Had the acquisition of HTI occurred on January 1, 2005, the 2005 results would not be materially different from those presented in these financial statements. Accordingly, the Company has not presented pro forma information on revenue, net income or earnings per share.

On January 5, 2005, the Company acquired Century Dynamics, Inc. (hereafter “CDI”), a leading provider of sophisticated simulation software for solving linear, nonlinear, explicit and multi-body hydrodynamics problems, for an initial purchase price of $5.1 million in cash. In addition, the agreement provides for a future cash payment contingent upon the attainment of certain 2005 performance criteria. This payment totaled $4.5 million and was accounted for as an addition to both goodwill and other accrued expenses and liabilities in 2005. It was paid to the previous owners of CDI in the first quarter of 2006. The agreement also provides for certain other contingent payments in 2006 and 2007. These amounts resulted in an increase to goodwill of $400,000 in 2006 and are expected to result in an increase to goodwill of $100,000 in 2007. The acquisition of CDI expands the Company’s product offerings and allows it to deliver a more complete and comprehensive solution to its customers.

The initial cash purchase price was allocated to the foreign and domestic assets and liabilities of CDI based upon estimated fair market values and foreign currency translation rates as of the date of acquisition. Approximately $2.7 million was allocated to identifiable intangible assets (including $1.5 million to core technology, $450,000 to non-compete agreements, $300,000 to customer contracts and $500,000 to trademarks) and $2.7 million to goodwill, which is not tax deductible. In the third quarter of 2005, a customer exercised its option to pay the Company approximately $300,000 under the contract that was valued on the acquisition date. As a result, the customer contract was removed from intangible assets as of December 31, 2005. The identified intangible assets are being amortized over three to five years. The operating results of CDI have been included in the Company’s consolidated financial statements since the date of acquisition.

Had the acquisition occurred on January 1, 2005, the 2005 results would not be materially different from those presented in these consolidated financial statements. Accordingly, the Company has not presented pro forma information on revenue, net income or earnings per share.

ANSYS, Inc. 2006 Annual Report   49

4. Other Current Assets

The Company reports accounts receivable related to the portion of annual lease licenses and software maintenance that has not yet been recognized as revenue as a component of other current assets. These amounts totaled $42.3 million and $21.0 million as of December 31, 2006 and 2005, respectively.

5. Property and Equipment

Property and equipment consists of the following:

(in thousands)	Estimated Useful Lives	December 31, 2006	December 31, 2005
Equipment	2-6 years	$22,330	$14,963
Building	25-40 years	9,933	—
Computer software	1-5 years	9,264	7,747
Furniture	4-10 years	4,663	1,536
Land		1,523	—
Leasehold improvements	1.5-15 years	3,575	2,335
		51,288	26,581
Less: Accumulated depreciation and amortization		(25,758)	(20,219)
		$25,530	$6,362

The amounts reflected above, as of December 31, 2006, include $2.9 million of equipment ($1.3 million net of accumulated amortization) that was acquired through capital lease commitments.

Depreciation and amortization expense related to property and equipment, including the amounts acquired through capital lease commitments, was $5.7 million, $3.4 million and $3.4 million for the years ended December 31, 2006, 2005 and 2004, respectively.

6. Goodwill and Other Intangible Assets

Goodwill represents the excess of the cost over the value of net tangible and identifiable intangible assets of acquired businesses. Identifiable intangible assets acquired in business combinations are recorded based upon fair market value at the date of acquisition.

During the first quarter of 2006, the Company completed the annual impairment test for goodwill and intangible assets with indefinite lives and determined that these assets had not been impaired as of the test date, January 1, 2006. The Company tested the goodwill and identifiable intangible assets attributable to each of its reporting units utilizing estimated cash flow methodologies and market comparable information. No events occurred or circumstances changed during the year ended December 31, 2006 that would more likely than not reduce the fair value of the Company’s reporting units below their carrying amounts.

The changes in goodwill during the years ended December 31, 2006 and 2005 are as follows:

	Year Ended December 31,
(in thousands)	2006	2005
Beginning balance	$43,277	$36,277
Acquisition of Fluent	381,574	8,206
Other acquisition payments	3,310	—
Currency translation and other	798	(1,206)
Ending balance	$428,959	$43,277

ANSYS, Inc. 2006 Annual Report   50

Identifiable intangible assets with finite lives are amortized on either a straight-line basis over their estimated useful lives or under the proportional cash flow method and are reviewed for impairment whenever events or circumstances indicate that the carrying amounts may not be recoverable.

As of December 31, 2006 and 2005, the Company’s intangible assets have estimated useful lives and are classified as follows:

	December 31, 2006		December 31, 2005
(in thousands)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:
Core technology and trademark (3-10 years)	$107,552	$(25,680)	$18,544	$(10,393)
Non-compete agreements (4-5 years)	3,717	(2,797)	2,892	(2,531)
Customer lists (3 years – 9.5 years)	67,981	(8,378)	2,399	(2,344)
Total	$179,250	$(36,855)	$23,835	$(15,268)
Unamortized intangible assets:
Trademarks	$61,720		$1,555

Amortization expense for intangible assets reflected above was $20.9 million, $4.2 million and $3.6 million for the years ended December 31, 2006, 2005 and 2004, respectively, and is expected to be approximately $29.6 million, $26.9 million, $22.6 million, $18.7 million and $15.2 million for the years ending December 31, 2007, 2008, 2009, 2010 and 2011, respectively.

7. Long-Term Debt

Borrowings consisted of the following:

(in thousands)	December 31, 2006	December 31, 2005
Term loan payable in quarterly installments with an original final maturity of March 31, 2011	$121,934	$—
Capitalized lease obligations	1,386	—

Total	123,320	—
Less current portion	(13,927)	—

Long-term debt and capital lease obligations, net of current portion	$109,393	$—

On May 1, 2006, ANSYS and Fluent borrowed $198.0 million from a syndicate of banks. The interest rate on the indebtedness is equal to a margin based on the Company’s consolidated leverage ratio (generally in the range of 0.50% to 1.25%) plus the then current rate based on (a) the British Bankers Association London Inter-Bank Offered Rate for dollar deposits (“LIBOR”) or (b) the higher of (i) the Bank of America prime rate and (ii) the Federal Funds rate plus 0.50%. For the year ended December 31, 2006, the Company recorded interest expense related to the term loans of $7.1 million, representing a weighted average interest rate of 6.31%. In addition, the Company recorded amortization related to debt financing costs of $500,000.

The interest rate is set for the quarter ending March 31, 2007 at 6.12% on $61.9 million of the total outstanding balance, which was based on three-month LIBOR + 0.75%. For the remaining outstanding balance of $60.0 million, the Company secured a fixed interest rate of 6.06% through September 28, 2007, which is based on one-year LIBOR + 0.75%. As of December 31, 2006, the fair value of the debt approximated the recorded value.

During 2006, the Company made the required quarterly principal payments which totaled $17.9 million. In addition, the Company made prepayments of $58.2 million during 2006 that reduce future quarterly principal installments. As of December 31, 2006, quarterly principal payments are expected to total $13.2 million in 2007 and 2008, $23.1 million in 2009, $56.0 million in 2010 and $16.5 million in 2011.

ANSYS, Inc. 2006 Annual Report   51

Future minimum lease payments required to be made under capital lease obligations as of December 31, 2006 total $1.5 million, of which $800,000, $600,000, $100,000, $20,000 and $10,000 is expected to be paid in 2007, 2008, 2009, 2010 and 2011, respectively. Included within the future minimum payments is imputed interest of $70,000, $50,000, $10,000, $3,000 and $2,000 for the years 2007, 2008, 2009, 2010 and 2011, respectively.

The credit agreement includes covenants related to the consolidated leverage ratio and the consolidated fixed charge coverage ratio, as well as certain restrictions on additional investments and indebtedness. As of December 31, 2006, the Company is in compliance with all affirmative and negative covenants as stated in the credit agreement.

8. Income Taxes

Income before income tax provision includes the following:

(in thousands)	December 31, 2006	December 31, 2005	December 31, 2004
Domestic	$9,918	$54,474	$43,662
Foreign	23,143	8,637	4,239
Total	$33,061	$63,111	$47,901

The provision for income taxes is comprised of the following:

(in thousands)	December 31, 2006	December 31, 2005	December 31, 2004
Current:
Federal	$20,683	$16,727	$9,690
State	3,760	1,504	1,122
Foreign	9,686	3,028	1,976
Deferred:
Federal	(11,012)	(1,165)	1,224
State	(2,708)	(410)	103
Foreign	(1,504)	(476)	(781)
Total	$18,905	$19,208	$13,334

The reconciliation of the U.S. federal statutory tax rate to the consolidated effective tax rate is as follows:

	December 31, 2006	December 31, 2005	December 31, 2004
Federal statutory tax rate	35.0%	35.0%	35.0%
In-process research and development expense	29.7	—	—
Stock-based compensation	3.0	—	—
State income taxes, net of federal benefit	2.1	1.1	1.7
Domestic production activity benefit	(1.3)	(0.6)	—
One-time tax benefits	—	—	(2.2)
Research and experimentation credits	(4.2)	(1.4)	(2.2)
Export benefits	(4.5)	(2.9)	(4.2)
Other	(2.6)	(0.8)	(0.3)
	57.2%	30.4%	27.8%

ANSYS, Inc. 2006 Annual Report   52

During the third quarter of 2006, the Company filed its 2005 U.S. federal and state tax returns. In conjunction with the completion of these returns, the Company adjusted its estimate for 2005 taxes to reflect the actual results and recorded a $413,000 tax benefit. The effect of this adjustment reduced the effective tax rate for the year ended December 31, 2006 from 58.4% to 57.2%.

During the third quarter of 2005, the Company filed its 2004 U.S. federal and state tax returns. In conjunction with the completion of these returns, the Company adjusted its estimate for 2004 taxes to reflect the actual results and recorded a $500,000 tax benefit. The effect of this adjustment reduced the effective tax rate for the year ended December 31, 2005 from 31.2% to 30.4%.

During 2004, the Company and the Internal Revenue Service (IRS) settled and closed the audits of 2001, 2002 and 2003 federal income tax returns for ANSYS. The Company provides in the financial statements an estimate for income taxes based on its tax filing positions and interpretations of existing tax law. Changes in estimates are reflected in the year of settlement or expiration of the statute of limitations. As a result of the federal income tax returns for 2001, 2002 and 2003 being settled and closed, the Company adjusted its estimated accrued income tax balance related to those years by recording a tax benefit and reducing the tax accrual by $1.1 million. Such amount is reflected as a one-time tax benefit in the table above.

The components of deferred tax assets and liabilities are as follows:

(in thousands)	December 31, 2006	December 31, 2005
Deferred tax assets:
Goodwill	$53	$776
Other intangible assets	806	956
Allowance for doubtful accounts	878	865
Deferred revenue	9,952	4,357
Net operating loss carryforwards	10,810	749
Investments	708	746
Stock-based compensation	756	—
Employee benefits	2,353	—
Foreign tax credits	6,724	—
Other	790	709
Valuation allowance	(878)	(1,024)
	32,952	8,134
Deferred tax liabilities:
Property and equipment	(1,055)	(374)
Other intangible assets	(54,622)	(1,552)
Unremitted foreign earnings	(3,876)	—
Other	—	—
	(59,553)	(1,926)
Net deferred tax (liabilities) assets	$(26,601)	$6,208

ANSYS, Inc. 2006 Annual Report   53

The deferred tax assets labeled “investments” in the table above relate primarily to impaired investments, the deduction for which may only be utilized to offset future capital gains. Based on the nature of the Company’s investments, it has been determined that it is more likely than not that it will not experience these capital gains and, therefore, the Company has established a full valuation allowance against the related tax assets. The Company has also established a valuation allowance of approximately $100,000 related to net operating loss carryforwards in a foreign jurisdiction. Based upon the Company’s current and historical taxable income, and the anticipated level of future taxable income, management believes it is more likely than not that the remaining deferred tax assets will be realized. Accordingly, no valuation allowance has been established against those assets.

The Company has U.S. net operating loss carryforwards of $29.6 million, which expire in 2026, and foreign net operating loss carryforwards of $1.3 million, which have no expiration date. The Company anticipates utilizing the U.S. net operating loss carryforwards prior to their expiration date.

The Company has not provided for U.S. deferred income taxes or foreign withholding taxes on $280 million of its undistributed earnings for non-U.S. subsidiaries because these earnings are intended to be reinvested indefinitely. Calculation of the unrecognized deferred tax liability for temporary differences related to these earnings is not practicable.

9. Pension and Profit-Sharing Plans

The Company has 401(k)/profit-sharing plans for all qualifying full-time domestic employees, which permit participants to make contributions by salary reduction pursuant to Section 401(k) of the Internal Revenue Code. The Company makes matching contributions on behalf of each participant. In addition to the match, certain employees are eligible to receive a Company profit-sharing contribution, which is determined annually by the Board of Directors, subject to a maximum limitation of 5% of eligible compensation. The Company also maintains various defined contribution pension arrangements for its international employees.

Expenses related to the Company’s retirement programs were $4.1 million in 2006, $3.0 million in 2005 and $2.6 million in 2004.

10. Non-Compete and Employment Agreements

Employees of the Company have signed covenant agreements under which they have agreed not to disclose trade secrets or confidential information, or to engage in or become connected with any business that is competitive with the Company anywhere in the world while employed by the Company (and, in some cases, for specified periods thereafter), and that any products or technology created by them during their term of employment are the property of the Company. In addition, the Company requires all channel partners and resellers to enter into agreements not to disclose the Company’s trade secrets and other proprietary information.

As part of the Company’s acquisitions of CDI and Fluent, certain former shareholders agreed to non-compete clauses for various periods of time ranging from one to five years.

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

11. Stock Option and Grant Plan

The Company has one stock option and grant plan - the Third Amended and Restated 1996 Stock Option and Grant Plan (“Stock Plan”). The Stock Plan, as amended, authorizes the grant of up to 12,700,000 shares of the Company’s common stock in the form of: (i) incentive stock options (“ISOs”), (ii) nonqualified stock options or (iii) the issuance or sale of common stock with or without vesting or other restrictions. Additionally, the Stock Plan permits (a) the grant of common stock upon the attainment of specified performance goals, (b) the grant of the right to receive cash dividends with the holders of the common stock as if the recipient held a specified number of shares of the common stock and (c) the grant of deferred stock awards.

ANSYS, Inc. 2006 Annual Report   54

The Stock Plan provides that: (i) the exercise price of an ISO must be no less than the fair value of the stock at the date of grant and (ii) the exercise price of an ISO held by an optionee who possesses more than 10% of the total combined voting power of all classes of stock must be no less than 110% of the fair market value of the stock at the time of grant. The Compensation Committee of the Board of Directors has the authority to set expiration dates no later than 10 years from the date of grant (or five years for an optionee who meets the 10% criteria), payment terms and other provisions for each grant. The majority of options granted have a four year vesting period. Shares associated with unexercised options or reacquired shares of common stock become available for options or issuances under the Stock Plan. The Compensation Committee of the Board of Directors may, at its sole discretion, accelerate or extend the date or dates on which all or any particular award or awards granted under the Stock Plans may vest or be exercised. In the event of a merger, liquidation or sale of substantially all of the assets of the Company, the Board of Directors has the discretion to accelerate the vesting of the options granted under the Stock Plan, except that options granted to Independent Directors and certain key executives vest automatically. Under certain scenarios, other optionees may also automatically vest upon the occurrence of such an event. The Stock Plan also provides that, in the event of a sale in which the Company’s stockholders receive cash consideration, the Company may make or provide for a cash payment to participants holding options equal to the difference between the per share cash consideration and the exercise price of the option. In addition, the Stock Plan and the grants issued thereunder terminate upon the effectiveness of any such transaction or event, unless a provision is made in connection with such transaction for the assumption of grants theretofore made. Under the Stock Plan, at the discretion of the Compensation Committee, any option may include a “reload” feature. Such feature allows an optionee exercising an option to receive, in addition to the number of shares of common stock due on the exercise, an additional option with an exercise price equal to the fair market value of the common stock on the date such additional option is granted.

In addition, the Stock Plan previously provided for the automatic grant of non-qualified options to Independent Directors. Under such provisions, each Independent Director received an annual grant to purchase 12,000 shares of common stock. These options vested in annual installments over four years, commencing with the date of grant, and expired ten years after the grant, subject to earlier termination if the optionee ceased to serve as a director. Recently, the Board of Directors modified the Director compensation arrangements such that the Chairman of the Board of Directors, provided he or she is not an officer of the Company, and the non-affiliate Independent Directors will receive, at their option, a quarterly grant of (i) 900 deferred stock units, which are rights to receive shares of common stock upon termination of service as a Director, or (ii) options to purchase 3,000 shares of common stock. The stock options have a vesting period of four years and expire after seven years, and the deferred stock units are issued in arrears and vest immediately. The exercisability of unvested stock options will be accelerated upon the occurrence of a merger, liquidation or sale of substantially all of the assets of the Company.

The Company currently issues shares related to exercised stock options from its existing pool of treasury shares and has no specific policy to repurchase treasury shares as stock options are exercised.

Information regarding stock option transactions is summarized below:

	Year Ended December 31,
(options in thousands)		2006		2005		2004
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding, beginning of year	3,622	$14.05	3,915	$10.08	4,268	$7.37
Granted	805	$48.06	501	$34.07	683	$23.51
Exercised	(507)	$9.99	(764)	$6.78	(844)	$6.41
Forfeited	(13)	$25.80	(30)	$14.89	(192)	$15.51
Outstanding, end of year	3,907	$21.55	3,622	$14.05	3,915	$10.08
Exercisable, end of year	2,327	$10.03	2,359	$8.22	2,409	$6.38

ANSYS, Inc. 2006 Annual Report   55

	2006	2005	2004
Weighted Average Remaining Contractual Term (years)
Outstanding	6.25	6.16	6.35
Exercisable	4.48	4.95	5.17
Aggregate Intrinsic Value (in thousands)
Outstanding	$89,398	$103,730	$86,056
Exercisable	$77,858	$81,308	$61,853

The Company’s determination of fair value of share-based payment awards on the date of grant using an option-pricing model is affected by the Company’s stock price as well as assumptions regarding a number of highly complex and subjective variables. The total estimated grant date fair values of stock options that vested during the years ended December 31, 2006, 2005 and 2004 were $5.3 million, $5.5 million and $4.3 million, respectively. At December 31, 2006, total unrecognized estimated compensation cost related to non-vested stock options granted prior to that date was $25.2 million, which is expected to be recognized over a weighted average period of 2.3 years. The total intrinsic values of stock options exercised during the years ended December 31, 2006, 2005 and 2004 were $24.3 million, $22.7 million and $14.4 million, respectively. The Company recorded cash received from the exercise of stock options of $5.1 million and related tax benefits of $6.4 million for the year ended December 31, 2006.

Information regarding stock options outstanding as of December 31, 2006 is summarized below:

	Options Outstanding			Options Exercisable
(options in thousands) Range of Exercise Prices	Options	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
$3.00 - $4.94	387	1.70	$4.15	387	$4.15
$5.00 - $9.89	1,321	4.34	$7.54	1,321	$7.54
$11.13 - $21.72	685	6.29	$15.21	450	$14.10
$31.09 - $51.25	1,514	9.05	$41.09	169	$32.17

12. Stock Repurchase Program

In October 2001, the Company announced that its Board of Directors had amended its common stock repurchase program to acquire up to an additional two million shares, or eight million shares in total under a program that was initially announced in February 2000. Under this program, ANSYS repurchased no shares in 2006, 206,477 shares in 2005 and no shares in 2004. As of December 31, 2006, 2.0 million shares remained authorized for repurchase under the program.

13. Employee Stock Purchase Plan

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

ANSYS, Inc. 2006 Annual Report   56

During each offering, an eligible employee may purchase shares under the Purchase Plan by authorizing payroll deductions of up to 10% of his cash compensation during the offering period. The maximum number of shares that may be purchased by any participating employee during any offering period is limited to 1,920 shares (as adjusted by the Compensation Committee from time to time). Unless the employee has previously withdrawn from the offering, his accumulated payroll deductions will be used to purchase common stock on the last business day of the period at a price equal to 85% of the fair market value of the common stock on the first or last day of the offering period, whichever is lower. Under applicable tax rules, an employee may purchase no more than $25,000 worth of common stock in any calendar year. At December 31, 2006, 441,781 shares of common stock had been issued under the Purchase Plan of which 407,371 were issued as of December 31, 2005. The total estimated fair value of purchase rights under the Purchase Plan that vested during the year ended December 31, 2006 was $370,000.

14. Leases

In January 1996, the Company entered into a lease agreement with an unrelated third party for a new corporate office facility, which the Company occupied in February 1997. In May 2004, the Company entered into the first amendment to this lease agreement, effective January 1, 2004. The lease was extended from an original period of 10 years, with an option for five additional years, to a period of 18 years from the inception date, with an option for five additional years. The Company incurred lease rental expense related to this facility of $1.3 million in 2006, $1.2 million in 2005 and $1.6 million in 2004. The future minimum lease payments are $1.2 million per annum from January 1, 2006 to December 31, 2008 and $1.4 million per annum from January 1, 2009 to December 31, 2014. The future minimum lease payments from January 1, 2015 through December 31, 2019 will be determined based on prevailing market rental rates at the time of the extension, if elected. The amended lease also provided for the lessor to reimburse the Company for up to $550,000 in building refurbishments completed through March 31, 2006. These amounts have been recorded as a reduction of lease expense over the remaining term of the lease.

The Company has also entered into various noncancellable operating leases for equipment and office space. Office space lease expense totaled $4.7 million, $2.3 million and $2.4 million for the years ended December 31, 2006, 2005 and 2004, respectively. Future minimum lease payments under noncancellable operating leases for office space in effect at December 31, 2006 are $7.3 million in 2007, $6.5 million in 2008, $5.0 million in 2009, $4.1 million in 2010 and $2.7 million in 2011.

15. Royalty Agreements

The Company has entered into various renewable, nonexclusive license agreements under which the Company has been granted access to the licensor’s technology and the right to sell the technology in the Company’s product line. Royalties are payable to developers of the software at various rates and amounts, which generally are based upon unit sales or revenue. Royalty fees are reported in cost of goods sold and were $3.9 million, $2.6 million and $1.7 million for the years ended December 31, 2006, 2005 and 2004, respectively.

ANSYS, Inc. 2006 Annual Report   57

16. Geographic Information

Revenue to external customers is attributed to individual countries based upon the location of the customer. Revenue by geographic area is as follows:

	Year Ended December 31,
(in thousands)	2006	2005	2004
United States	$94,282	$52,473	$46,723
Japan	35,391	19,880	17,000
Germany	34,567	23,402	20,243
United Kingdom	19,429	11,794	11,883
Canada	4,255	4,468	4,217
Other European	50,755	29,852	22,226
Other International	24,961	16,167	12,247
Total	$263,640	$158,036	$134,539

Property and equipment by geographic area is as follows:

	December 31,
(in thousands)	2006	2005
United States	$16,024	$3,725
India	3,754	113
United Kingdom	1,643	1,326
Japan	1,524	138
Germany	964	385
Canada	419	426
Other European	1,039	249
Other International	163	—
Total	$25,530	$6,362

ANSYS, Inc. 2006 Annual Report   58

17. Contingencies and Commitments

From time to time, the Company is involved in various investigations, claims and legal proceedings that arise in the ordinary course of business activities. Management believes, after consulting with legal counsel, that the ultimate liabilities, if any, resulting from such matters will not materially affect the Company’s financial position, liquidity or results of operations.

The Company sells software licenses and services to its customers under proprietary software license agreements. Each license agreement contains the relevant terms of the contractual arrangement with the customer, and generally includes certain provisions for indemnifying the customer against losses, expenses and liabilities from damages that are incurred by or awarded against the customer in the event the Company’s software or services are found to infringe upon a patent, copyright, or other proprietary right of a third party. To date, the Company has not had to reimburse any of its customers for any losses related to these indemnification provisions and no material claims asserted under these indemnification provisions are outstanding as of December 31, 2006. For several reasons, including the lack of prior material indemnification claims, the Company cannot determine the maximum amount of potential future payments, if any, related to such indemnification provisions.

The Company had an outstanding irrevocable standby letter of credit for $1.9 million at December 31, 2006. This letter of credit is subject to annual renewal and was issued as a guarantee for damages that could be awarded related to a legal matter in which the Company was involved. The fair value of the letter of credit approximates the contract value based on the nature of the fee arrangements with the issuing bank. No material losses on this commitment have been incurred nor are any anticipated.

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

ANSYS, Inc. 2006 Annual Report   59

Quarterly Financial Information (Unaudited)

	Fiscal Quarter Ended
(in thousands, except per share data)	December 31, 2006	September 30, 2006	June 30, 2006	March 31, 2006
Revenue	$85,248	$70,117	$62,264	$46,011
Gross profit	66,162	52,797	48,811	39,143
Operating income (loss)	19,989	12,855	(14,507)	17,819
Net income (loss)	12,264	8,372	(19,393)	12,913
Earnings per share – basic	0.32	0.22	(0.53)	0.40
Earnings per share – diluted	0.30	0.21	(0.53)	0.38
Common stock price per share(1):
High	51.25	50.39	57.40	54.15
Low	43.17	40.68	44.33	36.18

	Fiscal Quarter Ended
(in thousands, except per share data)	December 31, 2005	September 30, 2005	June 30, 2005	March 31, 2005
Revenue	$43,721	$39,035	$37,656	$37,624
Gross profit	37,570	33,002	31,819	31,606
Operating income	17,762	14,329	13,328	13,421
Net income	13,271	11,174	9,775	9,683
Earnings per share – basic	0.41	0.35	0.31	0.31
Earnings per share – diluted	0.39	0.33	0.29	0.29
Common stock price per share(1):
High	45.09	39.50	36.81	37.34
Low	35.13	34.98	28.80	28.91

(1)	The Company’s common stock trades on the NASDAQ Global Select Market tier of the NASDAQ Stock Market under the symbol: ANSS. The common stock prices shown are based on the NASDAQ daily closing stock price.

The Company has not paid cash dividends on its common stock as it has retained earnings for use in its business. The Company reviews its policy with respect to the payment of dividends from time to time; however, there can be no assurance that any dividends will be paid in the future.

On February 1, 2007, there were 278 stockholders of record and approximately 36,500 beneficial holders of the Company’s common stock.

ANSYS, Inc. 2006 Annual Report   60

Performance Graph

Set forth below is a line graph comparing the yearly percentage change in the cumulative total stockholder return on the Company’s Common Stock, based on the market price of the Company’s Common Stock, with the total return of companies included within the Russell 2000 Index, the NASDAQ Stock Market Index and a peer group of three companies (Autodesk, Inc., MSC Software Corporation and Parametric Technology Corporation) selected by the Company, for the period commencing December 31, 2001 and ending December 31, 2006. The calculation of total cumulative returns assumes a $100 investment in the Company’s Common Stock, the Russell 2000 Index, the NASDAQ Stock Market Index and the Peer Group Index on January 1, 2002, and the reinvestment of all dividends, and accounts for all stock splits.

ANSYS, Inc. 2006 Annual Report   61

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

Stock Listing

ANSS (NASDAQ Listed)

Transfer Agent and Registrar

Mellon Investor Services LLC

480 Washington Boulevard

Jersey City, NJ 07310-1900

ANSYS dedicated toll free number: 1.866.373.9376

Telephone: 1.800.756.3353 or 201.680.6578

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

ANSYS, ANSYS Workbench, ANSYS CFX, ANSYS AUTODYN, ANSYS ICEPAK, FLUENT and any and all ANSYS, Inc. product and service names are registered trademarks or trademarks of ANSYS, Inc. or its subsidiaries located in the United States or other countries. ICEM CFD is a trademark licensed by ANSYS, Inc. All other trademarks or registered trademarks are the property of their respective owners.

Copyright © 2007, ANSYS, Inc. All rights reserved.